Form 20-F
period 2002-12-31
NORSAT INTERNATIONAL INC /
filed 2003-05-22
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 0-12600

Norsat International Inc.

British Columbia, Canada

300, 4401 Still Creek Drive, Burnaby, BC V5C 6G9 Canada

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 34,177,164 common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

      ☒ Yes   ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

      ☒ Item 17   ☐ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  ☐ Yes   ☐ No

Table of Contents

1. Identity of Directors, Senior Management and Advisers	3
2. Offer Statistics and Expected Timetable	3
3. Key Information	3
A. Selected financial data	3
B. Capitalization and indebtedness	3
C. Reasons for the offer and use of proceeds	5
D. Risk factors	5
4. Information on the Company	9
A. History and development of the Company	9
B. Business overview	12
C. Organizational structure	16
D. Property, plants and equipment	16
5. Operating and Financial Review and Prospects	17
A. Operating results	17
B. Liquidity and capital resources	22
C. Research and development, patents and licenses, etc.	23
D. Trend information	24
6. Directors, Senior Management and Employees	25
A. Directors and Senior Management	25
B. Compensation	27
C. Board practices	29
D. Employees	32
E. Share ownership	32
7. Major Shareholders and Related Party Transactions	33
A. Major shareholders	33
B. Related party transactions	33
C. Interests of experts and counsel	33
8. Financial Information	34
A. Consolidated Financial Statements	34
B. Significant Changes	70
9. The Offer and Listing	70
10. Additional Information	71
A. Share capital	71
B. Memorandum and Articles of Association	71
C. Material Contracts	74
D. Exchange controls	74
E. Taxation	75
F. Dividends and paying agents	79
G. Statement by experts	79
H. Documents on display	79
I. Subsidiary Information	80
11. Quantitative and Qualitative Disclosures About Market Risk	80
12. Description of Securities Other than Equity Securities	81

i

PART II	82
13. Defaults, Dividend Arrearages and Delinquencies	82
14. Material Modifications to the Rights of Security Holders and Use of Proceeds	82
15. Controls and Procedures	82
16. [Reserved]	82
PART III	83
17. Financial Statements	83
18. Financial Statements	83
19. Exhibits	83

ii

PART I

1.	Identity of Directors, Senior Management and Advisers

Not applicable.

2.	Offer Statistics and Expected Timetable

Not applicable.

3.	Key Information

A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for the Company calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for each of the years in the three year period ended December 31, 2002 and as at December 31, 2002 and 2001 have been extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 — Financial Information” and with the information appearing under the heading “Item 5 — Operating and Financial Review and Prospects”. Reference is made to Note 23 of the consolidated financial statements of Norsat included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements. Information for the years ended December 31, 1999 and 1998 and as at December 31, 2000, 1999 and 1998 has been extracted from audited consolidated financial statements not disclosed elsewhere herein.

Table 1: Selected Financial Information according to Canadian GAAP

	(all dollar amounts are in 000's except per share information)
Year Ended December 31	2002	2001	2000*	1999*	1998*

Sales	14,675	20,599	22,017	17,774	17,707
Loss from continuing operations	(6,182)	(22,598)	(27,503)	(7,891)	(1,858)
Net loss	(6,270)	(22,572)	(35,703)	(8,115)	(1,872)
Basic and diluted earnings (loss) per share from continuing operations	(0.18)	(0.71)	(1.01)	(0.38)	(0.09)
Basic and diluted loss per share	(0.19)	(0.71)	(1.32)	(0.39)	(0.09)
Weighted average number of shares	33,501	31,803	27,105	20,852	20,441
Dividends per share	—	—	—	—	—
As at December 31
Total assets	17,026	20,025	47,663	33,092	36,054
Net assets	8,971	11,376	28,828	20,357	21,251
Long-term debt (excluding current portion)	1,251	—	—	—	—
Capital Stock	34,715	33,974	74,192	29,808	22,229

*	amounts have been restated for discontinued operations in fiscal year 2000

Table 2: Selected Financial Information according to US GAAP

	(all dollar amounts are in 000's except per share information)
Year Ended December 31	2002	2001	2000*	1999*	1998*

Sales	14,675	20,599	22,017	17,774	17,707
Loss from continuing operations	(5,811)	(19,873)	(34,474)	(12,176)	(1,504)
Net loss	(5,899)	(19,848)	(42,675)	(12,165)	(2,050)
Basic and diluted earnings (loss) per share from continuing operations	(0.17)	(0.62)	(1.27)	(0.58)	(0.07)
Basic and diluted loss per share	(0.17)	(0.62)	(1.57)	(0.58)	(0.10)
Weighted average number of shares	33,501	31,803	27,105	20,852	20,288
Dividends per share	—	—	—	—	—
As at December 31
Total assets	17,276	19,909	42,942	33,729	36,417
Net assets	7,317	11,281	25,987	20,722	21,614
Long-term debt (excluding current portion)	3,155	—	—	—	—
Capital Stock	109,350	108,608	103,536	55,522	21,614

*	amounts have been restated for discontinued operations in fiscal 2000

In this Form 20-F Annual Report unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following table sets out the exchange rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect at the end of the presented periods and the average exchange rates (based on the average of the exchange rates on each day of the month in such periods) and the range of high and low exchange rates for such periods.

The close of business on April 11, 2003: 1.4535

		Year Ended December 31

	2002	2001	2000	1999	1998

Average for period	1.5704	1.5484	1.4852	1.4858	1.4896

			Month Ended

	Mar.	Feb.	Jan.	Dec.	Nov.	Oct.
High for period	1.4907	1.5311	1.5747	1.5796	1.5902	1.5942
Low for period	1.4656	1.4871	1.5221	1.5475	1.5530	1.5603

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

Risks Associated With Our Financial Results

Our inability to generate sufficient cash flows may result in us not being a going concern. Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the year ended December 31, 2002 and in prior years. The Auditor’s report on our consolidated financial statements includes additional comments about the existence of conditions and events that cast substantial doubt on our ability to continue as an on-going concern. Our consolidated financial statements include no adjustments that might result from the outcome of this uncertainty.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

Our inability to accurately forecast our results from quarter to quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

Risks Associated With Our Business And Operations

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our satellite products must meet the needs of our customers and potential customers and must be competitively priced. Additionally, there must be sufficient consumer interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies before us, we will not achieve profitability in the satellite communications industry and we may not be able to participate in selling these new technologies or products.

We cannot be sure that we will be able to compete effectively with our current competitors. The satellite communications industry is intensely competitive. Our competitors have technologies, products and resources that may be more advantageous and they compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have. Our ability to compete effectively will depend on our ability to increase sales and attract new customers in a timely and cost effective manner and market and sell these products at competitive prices.

We are dependent on others for the manufacture of or supply of components for the manufacture of products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell and, with the progression of the OmniLink product from development to production, we rely on our suppliers to provide components for the production of terminal products. If either the manufacturers or suppliers cannot deliver products to us on time, and at competitive pricing, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon proprietary technology. Due to the rapid technological change in our markets and since our technology is, in part, proprietary, we rely primarily on trade secrets and we do not have adequate patent applications to protect our technology. We also enter into confidentiality, and non-compete agreements with our employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party from obtaining or using information which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively we may not be profitable. If our technologies and products achieve wide acceptance we may experience rapid growth. We may have to hire more employees, including additional management, improve our financial control systems, and expand and manage our technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage our growth effectively we may not be profitable.

We depend on our key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and stock options to attract talent, we do not carry key personnel insurance on these employees. Highly skilled technical employees and management in the satellite communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain our key personnel or hire and train replacements we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business. In addition, because of the restructuring that we have implemented, we have had to terminate the employment of a number of our employees. Accordingly, we may not be able to attract new employees or we may have terminated employees that may have been required to build our company.

We may be subject to product liability claims which are not fully covered by insurance. The manufacturing, sale and marketing of our satellite products exposes us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Since we sell our products around the world, we face financial risks associated with currency fluctuations and other risks relating to our international operations which may adversely impact our business and results of operations. To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources in order to expand our international sales and marketing activities, including the hiring of an international sales force and agents. If we are unable to maintain or increase international market demand for our products, our business would be harmed. We are increasingly subject to a number of risks associated with international business activities which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

•	increased expenses associated with marketing services in foreign countries;
•	general economic conditions in international markets;
•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;
•	tariffs, export controls and other trade barriers;
•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and
•	potentially adverse tax consequences, including restrictions on the repatriation of earnings.

While we expect our international revenues and expenses to be denominated predominantly in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. Accordingly, as our reporting currency is the Canadian dollar, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities, which may be unsuccessful and expensive.

We cannot be sure of the market development time line for satellite broadband. As discussed elsewhere in this document, the success of broadband satellite depends on the successful development of a consumer-priced Satellite Interactive Terminal (“SIT”). Success also depends on the ability of the satellite companies to raise or commit the capital needed to underwrite the manufacture and deployment of new satellites while continuing to replace and upgrade both the earth and space components of their existing systems. Satellite failure during launch and after deployment is a constant risk factor for the industry, which can be insured against, but can severely disrupt the introduction of new services and the reliability of existing services. Satellites can also be adversely affected by war, electrostatic storms and collisions with space debris.

We may not be able to attract the technical staff needed to support customer adoption of new products. Both the number of staff needed to develop and support new products and services, and the level of expertise of our new and existing staff must rise if our Company is to develop, market and distribute more complex products and offer related installation and after-service support. There is no assurance that such staff can successfully be recruited or that they will remain with Norsat after they have been hired and trained. In particular, with the global supply of experienced engineers being extremely limited, attracting and retaining key technical talent is very challenging and, potentially, a constraint on growth. In addition, Norsat’s wage, benefit, and training costs are likely to increase in advance of revenues.

Risks Which May Affect The Value Of Norsat Shares

The exercise of our existing outstanding, options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. We have 50,000,000 shares of Common Stock authorized, of which 36,177,164 were outstanding at April 11, 2003 and an additional 8,685,909 shares have been reserved for issuance upon the exercise of outstanding options or warrants or warrants to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

4.	Information on the Company

A.	History and development of the Company

The Company was incorporated in Canada under the name “Norsat International Inc.” on October 15, 1982 pursuant to the Company Act (British Columbia). Effective September 27, 1989, the Company changed its name to NII Norsat International, Inc. At the Company’s Annual General Meeting held on June 9, 1999, shareholders passed a special resolution to change the Company’s name back to Norsat International Inc. Since July 2, 1999, the Company has operated under the name Norsat International Inc.

Head Office Contact Information
 The Company’s head office is located at:
300-4401 Still Creek Drive
Burnaby, British Columbia
Canada V5C 6G9
Telephone: 604-292-9000
Fax: 604-292-9100
Email: investor@norsat.com
www.norsat.com

Important Events

During 2002, Norsat focused its efforts in two key areas: 1. to leverage its technological and early market successes in portable satellite terminal products and 2. to increase its cost competitiveness and sales effectiveness in its traditional microwave products.

The Company worked to better understand global markets and meet existing and future customer needs with high quality and high value satellite products. During the year, it also made significant changes to its governance practices and made important leadership changes, at the board of directors and in the executive and senior management. The following were important events during the year:

•	The Open Networks business segment was expanded to include a focus on portability. The new focus included the delivery of high-speed data through portable satellite terminals — Norsat OmniLinkTM, the Company’s new family of portable satellite terminals. (Reference is made to Item 4.B. Business Overview).

•	Norsat completed the sale of the first significant order for its portable satellite terminals, to an undisclosed military customer. The pico-Terminals, as they were initially called, provide reliable voice and data communication via satellite from a small, portable outdoor unit and laptop computer that minimizes interference and ensures data privacy and protection. The product is one of the smallest and most lightweight Ku-band, two-way communication devices in the world. The initial multi-million dollar initial delivery of 20 terminals was accepted in October 2002, after rigorous, on-site testing. The customer’s acceptance of the shipment confirmed Norsat’s readiness to supply the military market with a fully tested and field ready system.

•	Norsat completed three financings during 2002:

1)	In January, Norsat completed a financing (US $300,000) for net cash proceeds of CAD $461,604. The financing consisted of 8% unsecured notes, maturing in 2003, and which were ultimately converted into common shares at a price of US$1.00 per share. Additionally, 35,334 share purchase warrants were issued. The warrants expire after five years and entitle the holder to purchase one additional common share at a price of US $2.01.

2)	In March, Norsat completed a financing (US $2,000,000) for net cash proceeds of $2,953,188, which consisting of 8% unsecured convertible notes, maturing in 2007, are convertible into common shares at a price of US$1.70 per share.

3)	In August, Norsat completed a private placement of 657,667 units at US $1.50 per unit for net proceeds of $970,386. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years and entitle the holder to purchase one additional common share at the price of US $1.50 per share.

•	The Company announced at its Annual General Meeting in June 2002 that three new directors were elected to the Board of Directors: Dr. John MacDonald, Mr. Gaetano Manti, and Mr. Troy Bullock. Mr. Manti was subsequently named Chairman of the Board. Later in the year, Mr. Ken Crump joined the Board and currently serves as Chairman of the Board’s Audit Committee.

•	In June Norsat signed a contract with Globecomm Systems Inc. (GSI) for its open standard Digital Video Broadcasting (DVB) forward link satellite network and services. With only a handful of DVB-RCS systems in operation around the world, Norsat established an early market position in the emerging open standard technology.

•	On September 24, 2002, Mr. Yutaka Ueda was appointed to the position of President and Chief Executive Officer in place of Mark Ahrens-Townsend. Mr. Ueda was a member of Norsat’s board of directors since June 2001 and had been Vice President and General Manager of ImageOne, one of Japan’s solution providers in satellite communications and imagery (and a Norsat reseller).

•	In December 2002, CBS News agreed to purchase two Norsat NewsLink™ units, the portable terminal specifically designed for remote news broadcasting. In January , 2003, a second major US broadcaster, which wished to remain anonymous for competitive reasons, also purchased a Norsat NewsLink™ unit. All three units were deployed by the broadcasters in the Persian Gulf conflict and embedded in US military divisions with reporters. All three transmitted live front-line coverage to television viewers.

•	Norsat’s application to transfer the listing of its common stock to the Nasdaq SmallCap Market was approved in December 2002. Norsat sought the transfer following a change in the continuous listing requirements that required the Company to maintain stockholders equity above US$10 million.

     Capital Expenditure

A description of the Company’s principal Capital Expenditures over the last three years is as follows:

•	During 2000 the Company acquired all of the issued and outstanding common shares of SpectraWorks Inc. by issuing 2,154,000 common shares of the Company and incurring acquisition costs totaling $204,000. The acquisition expanded our expertise into the field of software-based advanced broadband management systems — an integral component of the Company’s new Norsat OmniLinkTM family of portable satellite terminals. Also during 2000, the Company incurred approximately $2.2 million in capital expenditures to significantly upgrade existing computer equipment and systems and purchase additional equipment.

•	During 2001 the Company purchased for cash, property and equipment totaling $641,590. The majority of the purchases were for microwave test equipment, computer equipment and to create certain broadband equipment to be used exclusively for demonstrations and evaluation.

•	During 2002 the Company incurred net cash out flows of $228,479 primarily relating to the purchase of equipment.

B.	Business overview

Description of Business

Norsat International Inc. has built a strong reputation in satellite technologies, serving consumers and businesses with infrastructure products and networks since it began operating as Northern Satellite Systems in 1978.

In addition to its Low Noise Block down converters (“LNBs”) and Digital Video Broadcasting (DVB) satellite networks, in 2002, Norsat began to apply its unique combination of experience and expertise to develop portable satellite terminals for specific markets — beginning with the military market and newsgathering businesses.

The Norsat OmniLink™ family of portable satellite terminals combines Norsat’s expertise in radio frequency (RF), video transmission, and satellite data networking technologies. Performance, flexibility, portability, and ruggedness define the new line of portable products. The OmniLink™ products enable the broadband transmission of large amounts of data and images, quickly and easily, without access to a telecommunications network or infrastructure.

Future applications for the terminal are foreseen in mineral and resource exploration, and in the delivery of emergency, medical and education services in locations where no infrastructure exists or where it has been damaged. As such, Norsat’s board and management believes the application has the potential of helping to narrow the third world “information gap” and in delivering much-needed medical services, information and knowledge where they have not been delivered before.

Norsat distributes its products and services to its worldwide customer base from offices in North America, Europe, and Asia, and through a global network of partners and distributors. The experience of Norsat’s management, sales, marketing, and technical teams is one of the key success factors for the Company. To effectively serve its global customer base, Norsat employs a culturally diverse workforce including sales, marketing, and service staff.

Norsat concentrates on attracting the best and the brightest in scarce talent technology areas and in the sales and marketing of telecommunications products. Today, the Norsat team includes talent from around the world with knowledge that dates back to the late 1960’s.

Two business segments

Norsat operates two strategic business units, Microwave Products and Norsat OmniLink™ — Portable Satellite Terminals, the latter business unit encompassing the open network systems business. While both businesses provide core infrastructure elements for the transportation of high-speed data, the markets for each and the way each business builds, sells, and delivers its products are fundamentally different.

Norsat’s Microwave Products Business Unit

Norsat’s Microwave Products are typically used in commercial settings as components of a complete system or as replacement parts for existing systems. The product line includes a full range of radio frequency (RF) and associated components including Norsat’s traditional satellite receivers (LNBs) and accessories as well as satellite transmitters, transceivers, and custom satellite outdoor units.

Product Overview

Norsat provides customers with a single source of supply for C, Ku, and Ka-band receivers or Low Noise Block down converters (“LNBs”), which are required by every satellite antenna (or “dish”) regardless of size or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) and transceivers provide a complementary offering to Norsat’s traditional LNB business. Norsat provides Ku and Ka-band BUCs and transceiver products, which are required for two-way satellite networks. The satellite BUCs convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. Norsat’s transceiver provides customers with an easy to install solution that consists of the BUC, LNB, filters and other hardware.

Market Profile

Norsat’s primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat’s components into a complete satellite solution for end user customers located all over the world. During 2002, Norsat won key contracts with customers including:

•	Pan Am Sat
•	Channel Master
•	Patriot Antenna Systems
•	Hughes Network Systems
•	Intelsat
•	British Telecom

Norsat OmniLink™ Business Unit

During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting (“DVB”) Data Hubs for the broadband Internet Protocol (“IP”) market to also include delivery of high-speed data through portable satellite terminals. The segment was renamed Norsat OmniLink™.

Open Networks

The Open Networks offering includes flexible satellite networks that are based on the Digital Video Broadcast (DVB) open standard and Norsat’s high-speed ipe IN A BOX product, which converts Internet Protocol information into DVB-ready formats for efficient distribution through a DVB network.

Solution Overview

Norsat’s satellite networks adhere to the DVB open industry standard, which differentiates them from the traditional proprietary systems available on the market. This differentiation provides Norsat with a competitive advantage over more established providers in the market.

Norsat tailors its open standard networks to meet individual customer needs using the intellectual property it has established in standard system modules including:

•	Internet Protocol Encapsulator (IPE), a combination of software, firmware and hardware that manages the conversion and distribution of Internet Protocol information into DVB-ready formats
•	Network Management System (NMS) software to effectively monitor and manage the entire satellite network
•	Subscriber Management Software (SMS) software to allow service providers to track and manage subscriber-based pricing models

Norsat’s OmniLinkTM family of portable satellite terminals

Norsat entered the portable satellite terminal business in 2001, receiving a special order for 20 units geared to a military application (delivered in 2002). In 2002, the Company identified significant market potential in a number of markets for these lightweight, compact units. In 2002, the Company began to focus its efforts on analyzing the market for terminals, developing business cases and marketing plans, gearing up product development and enhancement activities, and focusing on sales and marketing.

The pico-Terminals, as they were initially called, were custom designed to provide reliable voice and data communication via satellite from a small, portable outdoor unit and laptop computer, housed in two suitcases. The terminals minimize interference and ensure data privacy and protection, essential characteristics for a military application.

During 2002, the Company developed a pre-production unit, designed specifically to meet the needs of news broadcasters wishing to transmit high quality news from remote locations. This unit was named the Norsat NewsLink™. By year-end, Norsat had confirmed the sale of two units to leading broadcaster CBS News. In early 2003, additional units were being tested and a second major US news network had purchased a third unit. All units were broadcasting reports from the frontlines of the Persian Gulf conflict in the first quarter of 2003. Also, in the first quarter of 2003, the Company released a second-generation production model of the Norsat NewsLink™ to be known as the Model 3200. It featured a number of enhancements (see below).

The company’s long-term strategy is to develop and introduce portable terminal applications for education, emergency response, mineral and natural resource exploration, and medical services.

Solution Overview

The portable terminals combine Norsat’s expertise in both microwave products and the open networks businesses.

The product is one of the smallest and most lightweight Ku-band, two-way communication devices in the world. The Norsat NewsLink™ can be carried in two suitcases and deployed and set up easily in the field in several minutes without tools. It allows the transmission of broadcast quality MPEG-2 video via DVB-S over satellite. The terminal is ideally suited for the transmission of video, voice, and IP data to and from remote or hostile environments.

In early 2003, Norsat announced significant product enhancements to the original NewsLink. The second generation “Model 3200” Norsat NewsLink™ is among the most capable and feature-rich system for its size in the industry. The Model 3200 includes sophisticated baseband electronics in a compact 1RU enclosure. The new MPEG-2 encoder combines exceptional quality with ultra-low latency. The slim 1RU form factor of the baseband electronics allows it to easily integrate with a variety of voice and data communications options to further extend the capabilities.

Choices for RF amplifiers, including a new 25W model, were integrated into the antenna backplane, allowing this ultra portable solution to achieve data transmission rates of 2 — 6 Mbps even near the edge of the footprint.

The NewsLink also incorporates unique and easy-to-use Microsoft Windows software with a new portable sunlight readable LCD screen and sealed keyboard that provides rich functionality such as a built-in dual-trace spectrum analyzer, carrier beacon detector, antenna alignment wizard, transmitter control, and alarming and diagnostic tools.

The primary benefit of integrating Microsoft Windows and PDA platforms into the product is ease-of-use. By eliminating the cryptic displays, tiny front-panel buttons and much of the black art of satellite transmission typical of most existing SNG solutions, the NewsLink can be operated without an RF engineer. The simple operation of the Norsat NewsLink was specially important for its use on the front lines of the Iraqi conflict, since news teams were limited in the number of people and equipment that could be “embedded” with the US military.

Market Profile

The current markets for the portable satellite terminals have been identified as the military and government markets and the news gathering market. In the latter category, the Company has identified several potential tiers of clients, from the major worldwide networks (such as CBS News), to regional networks, and then to stations operating in major metropolitan areas.

The product is ideally suited for “first on the scene” live coverage of major world events (such as the Iraqi War) and, in time, for more routine news events where mobility and timeliness are big advantages for broadcasters.

For government and military applications, the Company is currently investing resources to help it penetrate these markets in North America and elsewhere.

The Company’s long-term strategy is to develop and introduce portable terminal applications for education, emergency response, mineral and natural resource exploration, and medical services. It is currently in the process of evaluating markets and market potential.

C.	Organizational structure

D.	Property, plants and equipment

Description of Property

Our Company’s head office and principal place of business since June 1, 1999 has been located in Burnaby, British Columbia, Canada.

The Company has leased approximately 32,000 square feet of warehouse and office space, of which all the warehouse and certain office space totaling approximately 8,200 square feet has been sub-leased to a tenant. The remaining space houses the Company’s corporate office and principal engineering and production department.

The lease is effective from June 1, 1999 until September 30, 2006. The minimum rent is as follows:

(a)	Year 1:	$41,000 per month;
	Year 2:	$42,000 per month;
	Year 3:	$43,000 per month;
	Year 4:	$44,000 per month;
	Year 5:	$45,000 per month;
	Year 6:	$46,000 per month; and
	Balance of Term:	$50,000 per month.

In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

The Company has also leased 8,100 square feet of warehouse space in Burnaby, British Columbia, Canada. The majority of receiving and shipping is done from this location. In addition a secondary production department is located on site. Total rent is approximately $6,100 per month and the leases expire in 2003 and 2004.

The location of the Company’s head office and warehouse is well situated for access to labour and transportation, being readily accessible to the United States border and to the Vancouver International Airport and a short haul distance from the major sea ports of Vancouver and Seattle.

Norsat also operates out of leased premises in Winnipeg (Canada) and Great Britain.

5.	Operating and Financial Review and Prospects

A.	Operating results

The following information should be read in conjunction with the Company’s 2002 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 23 to the Company’s audited consolidated financial statements. All amounts following are expressed in Canadian Dollars unless otherwise indicated.

Over the past 25 years, Norsat developed a reputation for technical excellence and innovative design. It successfully positioned itself as a leader in providing high quality microwave products to the satellite industry, with customers in over 87 countries around the world. In 2000, through our acquisition of SpectraWorks Inc. in Winnipeg, Manitoba, we expanded our expertise into the field of software-based advanced baseband management systems. The integration of these two capabilities in 2002 gave Norsat the opportunity to design and produce high-speed portable satellite terminals geared to meet customer needs in several promising new market verticals.

The microwave products business is maturing. World markets for microwave products and large hub systems are expected to grow at a much slower rate than in the past and furthermore, will be subject to increased competition and price erosion. While the Company expects to continue to be a major player in these markets, we recognized the need to restructure our microwave business unit in order to adjust and adapt to these new realities. We also recognized the need to seek new opportunities in new markets in order to grow the Company in the future. We anticipate these new opportunities will come from the continued development, marketing and sales of Norsat’s portable satellite terminals — the Norsat OmniLink™ family of products.

As a result of this shift in business direction, the year 2002 was one of significant transition and refocusing of our business resources and priorities. It was a year not like any other in the Company’s history. The worldwide slump in telecommunications markets severely impacted revenues in our established Microwave Products and Open Networks business. Nevertheless, we were able to reduce our net loss per share by 72% from 2001. The following provides an analysis of our 2002 financial results.

Fiscal 2002 Compared to Fiscal 2001

Revenues in 2002 were $14,674,806, down 29% from the $20,598,950 earned in 2001, due to lower sales of Microwave Products and Open Networks. This directly reflected the continued overall slowdown in world telecommunications markets in 2002, which resulted in on-going delays in satellite infrastructure projects — the primary driver of demand for these products and services. The revenue decline was partially offset by the first sales of the Company’s new portable satellite terminal equipment known as Norsat SecureLink™ (previously known as the pico-terminal).

Gross margins, however, declined only slightly from the previous year, contributing $6,082,180 in 2002, compared to $6,360,232 in 2001. As a percentage of revenue, margins improved significantly, increasing to 41% in 2002 from 31% in 2001. The improvement was achieved largely by focusing sales activities on the higher margin receivers and transmitters within our portfolio of Microwave Products, residual high margin service revenues from Open Networks contracts delivered in 2001 and the first Norsat SecureLink™ sales to a military client.

During 2002, the Company continued to restructure its operations, not only to further reduce overhead costs, but to also invest in new marketing and sales capabilities required to address the Norsat OmniLink™ market. The savings more than offset the investments made in new sales and marketing resources. As a result, selling, general, and administrative (SG&A) expenses for 2002 declined another 4% to $5,830,112, from $6,080,904 in 2001.

In the past year, the Company has re-focused its product development activities and virtually eliminated all non-strategic development projects. Product development expenditures, guided by a disciplined strategy and comprehensive marketing plans, were $5,102,929 in 2002, a decrease of 29% from $7,137,710 in 2001. The 2002 investments in product development, all of which have been expensed, are now solely focused on the new family of Norsat OmniLink™ portable satellite terminals.

In 2002, Technology Partnerships Canada (TPC) contributions totaled $2,829,821, compared to $4,217,012 in 2001. The reduction in TPC funding is proportional to the overall reduction in product development expenditures.

The net effect of the above factors was a reduction in the loss from continuing operations before amortization, write-down, restructuring, other expenses and income taxes from $2,641,370 in 2001 to $2,021,040 in 2002, an improvement of 23%.

The Company incurred restructuring charges of $1,658,858 during 2002 compared to $1,274,004 during 2001. The 2002 amount represented the impact of the Company’s continued efforts to reorganize, refocus its core Microwave Products business, and redirected sufficient capital to obtain the required skills needed to support the development and marketing of Norsat OmniLink™. These costs include $1,108,658 ($1,140,239 in 2001) for severance costs related to reducing management positions, and $550,200 ($133,765 in 2001) to recognize the net cost to the Company of sub-letting excess office space.

Amortization for the year was down drastically from $7,426,838 in 2001 to $1,766,506 in the current year. This reduction reflects the write-down of goodwill and the amortization and write-down of other intangibles relating to the SpectraWorks acquisition in 2001. In 2002 and in subsequent years, goodwill will no longer be amortized but is now subject to an impairment review annually, or more frequently if circumstances change. During 2002, the Company reviewed estimated future cash flows related to the remaining goodwill all of which relates to the Microwave Products business unit and determined that no write-down was required.

Other expenses increased from $324,086 in 2001 to $729,672 in 2002. The most significant increases related to an increase in cash and non-cash interest charges and a loss on the disposal of property and equipment.

The loss from continuing operations for 2002 totaled $6,181,577 or $0.18 per share, compared to a loss of $22,597,784 or $0.71 per share in 2001. The loss from discontinued operations for 2002 totaled $88,684, compared to a recovery of $25,324 in 2001. The loss from discontinued operations related to additional costs incurred relating to the Norsat America distribution business discontinued in 2000.

Overall, the Company significantly reduced its net loss for 2002 to $6,270,261 or $0.19 per share, compared to a loss of $22,572,460 or $0.71 per share in 2001.

Fiscal 2001 Compared to Fiscal 2000

Revenues for the year ended December 31, 2001 were $20,598,950 as compared to $22,017,341 for 2000, which represents a decrease of 6%. The 2001 revenue comprised of $15,200,333 from Microwave Products and $5,398,617 from Open Networks, compared to revenues of $20,338,123 from Microwave Products and $1,679,218 from Open Networks during 2000. This overall decrease in 2001 can be attributed to the loss of revenues coming from the Atlanta based service and repair business offset by significant growth in Open Network sales.

Overall gross profit in 2001 reached $6,360,232 or 31%, compared to $6,216,254 or 28% in 2000. The gross profit represents $4,501,828 or 30% from Microwave Products and $1,858,404 or 34% from the Open Networks compared to gross profit of $6,001,658 or 30% from Microwave Products and $214,596 or 13% from Open Networks during 2000. This continued overall increase in gross profit is a result of the elimination of non-profitable business units as well as improved gross profit achievement on sales.

Selling, general and administrative expenses decreased to $6,080,904 in 2001 compared to $11,137,784 in 2000. The decrease in expenses in 2001, compared to 2000, was the result of an ongoing restructuring process. The process has eliminated 50 positions in December 2000 and a further 20 positions in June 2001, as well as consolidating operations in Canada in order to focus on our core operations.

Product development spending was $7,137,710 in 2001, compared to $9,959,118 in 2000. Additionally, the Company recognized funding from Technology Partnership Canada (“TPC”) of $4,217,012 during 2001 compared to $1,431,937 in 2000. The 2001 decrease in spending of more than 28% reflects the Company’s elimination of nonstrategic development activities and the corresponding reduction of middle management positions.

The Company incurred a restructuring charge of $1,274,004 during 2001 and $2,386,000 during 2000. The 2001 charge represented the Company’s continued restructuring efforts to refocus on its core operations. These costs primarily represent severance costs associated with reducing senior and middle management positions. All material restructuring costs have been paid by December 31, 2001.

The Company recorded amortization and write-down of other intangibles of $4,003,658 during 2001 compared to $1,940,250 in 2000. In December 2001, the Company determined that a $1,327,754 write-down of other intangible assets acquired pursuant to the SpectraWorks Inc. acquisition was required due to continued delays in broadband network developments that utilize the SpectraWorks technology. The 2001 increase over 2000 includes this write-down of intangibles along with a full year of amortization on these assets.

The Company recognized a loss of $609,477 in 2001 on the write-down of its investment, as the decrease in the fair value was determined to be other than temporary. No similar loss was recognized in 2000.

Amortization and write-down of goodwill related primarily to the impairment in values assigned on the acquisition of SpectraWorks Inc. and amounted to $14,319,666 in 2001 compared to $9,901,675 in 2000. The 2001 charge includes a $10,896,486 write-down of goodwill, compared to $6,234,846 in 2000. These charges were required due to the continued delays in broadband network developments that utilize the SpectraWorks technology. These write-downs have no direct impact on the Company’s cash position.

The loss from continuing operations for 2001 totaled $22,597,784 or $0.71 per share compared to a loss of $27,502,785 or $1.01 per share in 2000. The recovery from discontinued operations for 2001 totaled $25,324 compared to a loss of $8,200,665 in 2000. The loss from discontinued operations related to the closure of the Norsat America Inc. distribution business.

The net loss was $22,572,460 or $0.71 per share for 2001 compared to a net loss $35,703,450 or $1.32 per share in 2000.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting policies with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies affect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

•	The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made.

•	The Company values its finished goods and work in process inventories at the lower of weighted average cost and net realizable value. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand, and market conditions. If these assumptions differ from the Company’s projections, an additional inventory write-down may be required.

•	The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include significant underperformance relative to plan, a change in the Company’s business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. During 2001, the Company recorded an impairment of goodwill of $10,896,486 and other intangibles of $1,327,754, representing the remaining net book value of the goodwill and intangibles acquired in connection with the acquisition of SpectraWorks Inc. in April 2000. Management concluded that a permanent impairment in the value of these assets had occurred based on the analysis of its projected future undiscounted and discounted cash flows related to these assets.

•	The consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and settlement of liabilities in the normal course of operations. If the Company were not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at December 31, 2002 there are certain conditions that currently exist which raise doubt about the validity of this assumption. Management is pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. Failure to raise additional funds may result in the Company further restructuring its operations.

•	The Company generates a portion of its revenue from multiple element sales arrangements. Revenue is allocated under these arrangements by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. To date, the Company has obtained objective evidence of fair value of the undelivered elements in sales arrangements to support the use of the residual method of allocating revenue. If, in the future, the fair value cannot be determined due to changes in contract elements or other factors, revenue will be required to be deferred until objective evidence of fair value exists or recognized as the final elements are delivered.

Quarterly Financial Data (Unaudited)

(Expressed in thousands of dollars,
except per share amounts)

	Three Months Ended

	Dec. 31	Sept. 30	Jun. 30	Mar. 31
2002
Sales	$3,432	$5,111	$3,126	$3,006
Loss from continuing operations	$1,493	$1,268	$1,334	$2,086
Net Loss	$1,582	$1,268	$1,334	$2,086
Loss per share from continuing operations	$0.05	$0.04	$0.04	$0.06
Net loss per share, basic and diluted	$0.05	$0.04	$0.04	$0.06
Weighted average common shares outstanding	34,069	33,415	33,169	33,081
2001
Sales	$5,846	$4,913	$4,258	$5,583
Loss from continuing operations	$13,701	$2,322	$3,589	$2,986
Net Loss	$13,676	$2,322	$3,589	$2,986
Loss per share from continuing operations	$0.41	$0.07	$0.11	$0.10
Net loss per share, basic and diluted	$0.41	$0.07	$0.11	$0.10
Weighted average common shares outstanding	33,081	33,026	31,743	29,361

B.	Liquidity and capital resources

Fiscal 2002 Compared to Fiscal 2001

At December 31, 2002 the Company’s working capital increased to $6,903,355, up from $5,912,142 at December 31, 2001.

At December 31, 2002 there was 34,177,164 common shares issued and outstanding. In addition, 760,668 warrants to purchase the same number of common shares were outstanding, are exerciseable at prices ranging from CDN$1.50 to US$2.01 per share and expire at various dates to 2007. Also there were 2,663,900 options outstanding at December 31, 2002 with exercise prices ranging from CDN$1.50 to CDN$15.00 per share and with various expiry dates to 2012.

At December 31, 2002, the Company has future minimum payments under various purchasing commitments and operating lease agreements for 2003 of approximately $4,533,000.

At December 31, 2002, cash and cash equivalents were $2,907,811 an increase from $2,160,678 at December 31, 2001.

Cash flows used in operating activities were $3,352,220. This resulted from the loss from operations partially offset by changes in operating assets and liabilities; the decline in inventories was a result of the Company’s efforts to improve the turn over of its traditional microwave products. The decrease in accounts payable and accrued liabilities was due to payments made relating to the 2001 restructuring charges as well as reducing amounts owing to suppliers.

Cash flows used in investing activities were $300,444 in 2002. Cash was used to purchase additional property and equipment including lease buyouts and short-term investments.

Cash flows generated from financing activities were $4,385,178 in 2002. Cash flows from financing activities resulted from private equity offerings of $970,386 and two financing agreements in the form of a promissory note that contributed net proceeds of $461,604 and unsecured convertible notes that contributed net proceeds of $2,953,188. During 2002, the promissory note was converted to equity. The unsecured convertible notes bear interest at 8% payable semi-annually and mature on March 31, 2007.

The Company’s private equity offering of $970,386 represents 657,667 units at $1.50 per unit. The financing included participation of 241,000 units by certain senior management and directors of the Company.

The Company’s cash requirements through the end of 2003 are primarily to fund operations, product development, capital expenditures, workforce reduction restructuring activities and debt service costs. The Company currently has no significant capital asset expenditure commitments.

The cash required to support these requirements will come from operations, the balance of cash on hand, additional contributions from TPC funding (made in accordance with our existing agreement) and external financing. However, we cannot assure that additional financing will be available on a timely basis or on terms that are acceptable to the Company. Failure to raise additional funds may result in the Company further restructuring its operations.

C.	Research and development, patents and licenses, etc.

Norsat began to identify opportunities in the mobile satellite market during 2001, drawing on its initial prototype for a mobile satellite terminal. Using this early prototype, the Norsat development team created a custom product offering aimed at the military market. During 2002, Norsat began to focus its development resources on the portable satellite terminal product line, refining the original pico-Terminal for military markets (now renamed Norsat SecureLink™) and introducing a terminal designed specifically for the satellite newsgathering business.

During 2003, the Company released a second-generation version of its Norsat NewsLink™, featuring a number of significant product enhancements (see above). Substantially all $5.1 million spent in 2002 on product development, focussed on the Norsat OmniLink™ product line development and enhancements.

These strategic product development activities resulted in the following research and development expenditures:

2002	$5,102,929
2001	$7,137,710
2000	$9,959,118

D.	Trend information

The Company continues to be affected by the global slowdown in telecommunications markets. This downward trend in telecommunications spending, which began in 2000 and continued through 2002, when coupled with the slowdown in the general economy, resulted in extended customer buying cycles, especially for large infrastructure orders. These factors in turn are having an impact on margins and pricing. Customers are becoming more sensitive to price and less concerned about quality and manufacturer reputation and longevity.

Particularly in the microwave business, the Company has faced aggressive new competitors and is attempting to find ways to further reduce product costs without sacrificing quality. While they are still concerned about quality and manufacturer reputation, it is clear that satellite customers are changing their purchase criteria to include price as a more important factor in their decision-making.

The markets for portable satellite terminals appear to be somewhat less sensitive to the general downturn in the global economy and to pricing concerns.

For satellite newsgathering organizations, the ability to provide breaking news, on-location coverage of important events can make a significant difference in audiences reached and advertising dollars obtained. The Norsat NewsLink™ is well positioned to continue to make inroads in this market.

The Company has entered into certain contracts that commit the Company’s resources. Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 15. Commitments. Since year-end to April 11, 2003, there have been no significant changes. Also Reference is made to Item 11: Quantitative and Qualitative Disclosures About Market Risk, where expected cash flows related to the Company’s long-term debt are presented. If exercised the Company’s issued and vested stock options and warrants represent a potential source of funding. Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 10. Share capital and contributed surplus, and B. Significant Changes.

6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Gaetano Manti
Chairman of the Board
Mr. Manti became Chairman of the Board in June, 2002. He has served as the president of Il Mio Castello since October 1989 and as an international marketing consultant to Italy’s Cartier group, the New York Times magazine division and AMF, a multinational group.

Kenneth Crump
Director
Mr. Crump became a director of Norsat in June, 2002. Mr. Crump is retired. Previously he served as Chief Operating Officer of NCompass Labs from November of 1999 to May of 2001. From 1990 to 1999, he held a number of Senior Executive positions in operations and corporate finance at B.C. Telecom including Senior Vice-President, Corporate Services, Chief Financial Officer and Treasurer from 1995 to 1999; Prior to that, Mr. Crump served in a number of senior management positions at Microtel Ltd, including Vice-President and Chief Financial Officer from 1986 to 1989.

Mr. Crump received his MBA from the Richard Ivey School of Business, University of Western Ontario, in 1974 and a Bachelor of Science (Engineering) degree from Queen’s University in 1970.

Ugo A. Doninelli
Director
Mr. Doninelli became a director of Norsat in May, 1988. He is the General Manager and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A. He also serves as a Director for Nexmedia Technologies Inc., a multimedia software developer.

John MacDonald
Director
Dr. MacDonald rejoined the board in June, 2002 after taking a year off. Previously he served as Director of the Company from August of 1998 to June of 2001. Dr. MacDonald currently serves as Chairman and CEO of Day4 Energy Inc. Prior to that, Dr. MacDonald was Chairman of MacDonald Dettwiler and Associates Ltd., of which he is also a co-founder. He serves as a member of the Advisory Council to the Canadian Space Agency and is a member of the Defence Science Advisory Board for the Department of National Defence.

Dr. MacDonald received his BASc from the University of British Columbia in 1959, his Masters degree from the Massachusetts Institute of Technology in 1961 and his PhD from MIT in 1964, all in Electrical Engineering.

Senior Management

Yutaka Ueda
President and Chief Executive Officer, Director
Since June 2002, Mr. Ueda has served as a director of Norsat. He was appointed President and Chief Executive Officer in October, 2002. Mr. Ueda brings with him 18 years of diversified experience in sales and marketing. Prior to joining Norsat, Mr. Ueda served as the Vice President of Business Development for ImageONE Co., Ltd., a Japanese satellite communications company and as a senior manager at Fuji Xerox before that.

Mr. Ueda holds a Master of Business Administration (MBA) from one of Japan’s premier business schools, Keio University, and a Bachelor of Economics from the Otaru University of Commerce.

Troy Bullock
Chief Financial Officer, Director
Mr. Bullock joined Norsat in July 2000 as Director of Finance and became Chief Financial Officer of the company in March, 2002. He became a Director of Norsat in June, 2002. He spent over 9 years with KPMG LLP and most recently was a Senior Manager in their Information, Communications, and Entertainment Practice. Mr. Bullock is responsible for all finance and accounting aspects of the Company.

Mr. Bullock graduated from Simon Fraser University with a Bachelor of Business Administration, and is a Chartered Accountant.

Chris McCormack
General Manager, OmniLink Business Unit
Mr. McCormack was appointed in March 2003 to the position of General Manager, Norsat OmniLink™ Business Unit. Mr. McCormack first joined Norsat in 2002 as the Director of New Product Development for the Norsat OmniLink™.

Mr. McCormack is a graduate of Simon Fraser University with a degree in Computer Engineering.

Cameron Hunter Vice President, Microwave Business Unit

Mr. Hunter joined Norsat in January of 2003 as the Vice-President of the Microwave Business Unit. Prior to Norsat, he held several positions with SkyStream Networks in Hong Kong, including Senior Director of International Sales and Senior Director of Global Solutions Partners.

Mr. Hunter has a Bachelor’s Degree in Political Studies from Queen’s University and a post-graduate diploma from the Asia Pacific Management Co-operative at Capilano College.

B.	Compensation

Compensation of Directors

Each director of the Company who is not an executive officer of the Company is paid a fee of $10,000 per year, plus $1,000 for each board meeting and $500 for each committee meeting attended during the calendar year. The Company reimburses its directors for disbursements incurred on behalf of the Company. During fiscal 2002 directors who are not executive officers of the Company received, as a group, cash compensation aggregating $67,340 from the Company.

The following table sets forth details of all exercises of stock options/SARs during the year ended December 31, 2002 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Value of Unexercised
	Securities	Aggregate	Unexercised Options/SARs	In-the-Money Options/
	Acquired on	Value	at Fiscal Year-End	SARs at Fiscal Year-End
	Exercise	Realized	(#)(3)	($)(3)(4)
Name	(#)(1)	($)(2)	Exercisable/ Unexercisable	Exercisable/ Unexercisable

Directors who are not Named Executive Officers	None	Nil	125,000/400,000	Nil / Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.

(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)	As freestanding SARs have not been granted, these numbers relate solely to stock options.

(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002, less the exercise price of in-the-money stock options.

The following table sets forth the stock options granted during the year ended December 31, 2002, and awarded to directors or former directors who are not Named Executive Officers of the Company.

				Market Value of
				common shares
	Number of	% of Total		Underlying
	common shares	Options		Options on the
	Under Options	Granted in	Exercise Price	Date of Grant
Name	Granted	2002	($/common share)	($/common share)	Expiration Date

Gaetano Manti	100,000	8	$1.50	$1.50	August 1, 2012
Kenneth Crump	75,000	6	$1.50	$1.50	August 1, 2012
Ugo A. Doninelli	75,000	6	$1.50	$1.50	August 1, 2012
John MacDonald	75,000	6	$1.50	$1.50	August 1, 2012

Indebtedness of Directors, Executive Officers and Senior Officers

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2002, except for the following former officer:

Ed Johnson, President of Norsat America Inc.	$518,000

This loan is non-interest bearing. The Company has commenced legal proceedings to recover the loan balance from Mr. Johnson who left the employ of Norsat America Inc. in December 2000.

Compensation of Executive

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2002 by each Chief Executive Officer and each of the individuals who were, at December 31, 2002, the most highly compensated executive officers of the Company (collectively, the “Named Executive Officers”).

	Annual Compensation				Long Term Compensation

					Awards		Payouts

					Securities	Restricted
					Under	Shares or
				Other	Options/	Restricted
Name and				Annual	SARs	Share	LTIP	All Other
Principal		Salary	Bonus	Compensation	Granted	Units	Payouts	Compensation
Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)(2)

Yutaka Ueda
President and Chief
Executive Officer(3)	2002	89,688	N/A	160,000 (6)	225,000/Nil(7)	N/A	N/A	Nil

Mark Ahrens-Townsend	2002	254,209	N/A	83,955	150,000/Nil	N/A	N/A	16,770
Former President and	2001	185,673	N/A	Nil	150,000/Nil	N/A	N/A	13,328
Chief Executive Officer(4)	2000	90,000	N/A	Nil	50,000/Nil	N/A	N/A	9,204

E. Michael Heaven(5)	2002	213,333	N/A	30,000	100,000/Nil	N/A	N/A
Former Chief Operating	2001	200,529	N/A	25,000	100,000/Nil	N/A	N/A	15,704
Officer	2000	45,481	N/A	Nil	Nil/Nil	N/A	N/A	3,843

	2002	144,053	N/A	Nil	100,000/Nil	N/A	N/A	14,351
Troy Bullock	2001	110,000	N/A	15,000	75,000/Nil	N/A	N/A	5,585
Chief Financial Officer	2000	55,000	N/A	Nil	Nil/Nil	N/A	N/A	2,501

NOTES:

(1)	Other annual compensation includes one time ad-hoc payments authorized by the Board of Directors.

(2)	All other compensation includes car allowances, life insurance and provincial health care premiums and employer registered retirement savings plan (“RRSP”) contributions.

(3)	Mr. Ueda was appointed President and Chief Executive Officer on October 16, 2002.

(4)	Mr. Ahrens-Townsend ceased to be an officer of the Company on October 16, 2002.

(5)	Mr. Heaven ceased to be an officer of the Company on March 10, 2003.

(6)	Represents a relocation-signing bonus.

(7)	Mr. Ueda received 75,000 options as a director prior to being appointed President and CEO

Long-Term Incentive Plans

The Company did not make any long-term incentive awards during the most recently completed fiscal year.

Option and SAR Repricing

The Company did not reprice any options or SARs held by any of the Named Executive Officers during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for the directors or executive officers.

C.	Board practices

Mandate of the Board

The Board is responsible for the stewardship of the Company and fully endorses a system of corporate governance that is designed to assist the Board to mange effectively and supervise the management of the business and the affairs of the Company. The Board also provides considerable guidance to Management in pursuit of the Company’s objectives. The Board met four times in fiscal 2002 and numerous times by way of conference calls.

At those meetings, the Board reviewed the performance of the Company, on a consolidated basis and a business unit basis, and results were compared against previously established budgets. The Board also considered the Company’s strategic plans and provided guidance to management regarding those plans.

Decisions Requiring Board Approval

In general, the Company’s management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards. In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the Chief Executive Officer based on the recommendations of the Compensation Committee. The Board appoints the officers of the Company. The Directors also determine the directors’ compensation and consider the declaration of dividends.

Composition of the Board

The Board is currently comprised of six directors, four of which are considered by the Board to be “unrelated”. According to the Corporate Governance guidelines of the TSX (the “TSX guidelines”), an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

The members of the Board who are not management meet on an informal basis during the year to discuss the Company’s progress and management.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance,

taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval.

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management. The Company assigns an employee to respond to shareholder inquiries and to direct appropriate matters to senior management. Where appropriate, senior management will meet with shareholders to discuss their concerns.

The Board’s Expectation of Management

The Board expects management to operate the Company in accordance with good, prudent business practices. Management is expected to report to the Board on financial and operating matters and to make the Board aware of all important issues and major business developments. The Board also expects management to find new business opportunities for business acquisitions and expansion and to make the appropriate reports to the Board regarding those opportunities.

Director’s Service Contracts

The term of office of each of the present directors expires at the Annual General Meeting. Of the present directors, Messrs. Manti, Mr. Crump, Mr. MacDonald, Mr. Ueda and Mr. Bullock have been directors since June 2002. Mr. Doninelli has been a director of the company since May 1988, and Mr. Ueda since June 2001. The Company does not provide for benefits beyond employment with the company.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three directors: Messrs. Crump, Doninelli, and MacDonald (each of whom is an “unrelated” director). Each of the members of the Audit Committee consider that he is financially literate and capable of reading and understanding financial statements, and Mr. Crump has accounting or related financial expertise. The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.

During fiscal 2002, the Audit Committee met four times to carry out its responsibilities. The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

As part of its oversight of the Company’s financial statements, the committee reviewed and discussed with both management and the Company’s external auditors the annual financial statements, and with management the quarterly financial statements, prior to their issuance. Management advised the Audit Committee in each case that all financial statements were prepared in accordance with generally accepted accounting principles, and reviewed significant accounting issues with the committee.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors: Messrs. Manti, Crump and Doninelli. All of the members of the committee are independent of management. The committee is responsible for all matters related to Corporate Governance and compensation of the Chief Executive Officer. All recommendations are made to the Board for approval. During fiscal 2002, the Corporate Governance and Compensation Committee met three times to carry out its responsibilities.

Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. Yutaka Ueda dated September 24, 2002, pursuant to which he acts as the Company’s President and Chief Executive Officer, effective October 16, 2002. The agreement is for an indefinite term. Mr. Ueda receives an annual base salary of $410,000 plus annual benefits totalling approximately $129,000. Mr. Ueda also received a relocation bonus in the amount of $160,000. He is entitled to participate in any bonus plan if implemented by the board. If Mr. Ueda’s employment is terminated without cause, he will receive 12 months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Ueda’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company has entered into an employment agreement with Mr. Troy Bullock dated October 23, 2001, as amended on March 18, 2002, pursuant to which he acts as the Company’s Chief Financial Officer, effective March 14, 2002. The agreement is for an indefinite period. Mr. Bullock receives an annual base salary of $150,000 plus annual benefits totalling approximately $16,000. He is also entitled to participate in any bonus plan if implemented by the board. If Mr. Bullock’s employment is terminated without cause, he will receive 6 months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Bullock’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Michael Heaven pursuant to which he acted as the Company’s Chief Operating Officer. Mr. Heaven was terminated by the Company on March 10, 2003 and in accordance with his agreement he will receive 10 1/3 months of his annual compensation, in lieu of notice of termination of employment. Mr. Heaven’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from March 10, 2003.

The Company entered into an employment agreement with Mr. Mark Ahrens-Townsend pursuant to which he acted as the Company’s President and Chief Executive Officer. Mr. Ahrens-Townsend resigned from the Company on October 16, 2002 and negotiated a settlement of 14.75 months of his annual compensation upon leaving. Mr. Ahrens-

Townsend’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from October 16, 2002.

D.	Employees

The following table shows the number of employees by geographical location at the end of each year ending December 31:

	Canada	United States	Other	Total

2002	77	2	6	85
2001	102	1	7	110
2000	117	3	15	135

We believe that our work force is highly skilled, capable and motivated and that our relations with our employees are good.

E.	Share ownership

The following table sets forth the stock options granted during the year ended December 31, 2002, and awarded to each of the Named Executive Officers:

				Market Value of
				common shares
	Number of	% of Total		Underlying
	commons shares	Options	Average	Options on the
	Under	Granted in	Exercise Price	Date of Grant
Name	Options Granted	2002	($/common share)	($/common share)	Expiration Date
Yutaka Ueda	75,000	6	$1.50	$1.50	August 1, 2012
Yutaka Ueda	150,000	11	$1.50	$1.50	September 25, 2012
Mark Ahrens-Townsend	150,000	11	$1.50	$1.50	August 1, 2012
Michael Heaven	100,000	8	$1.50	$1.50	August 1, 2012
Troy Bullock	100,000	8	$1.50	$1.50	August 1, 2012

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options/SARs during the year ended December 31, 2002 by the Named Executive Officers of the Company and the fiscal year-end value of unexercised options/SARs on an aggregated basis:

Value of Unexercised
	Securities	Aggregate	Unexercised Options/SARs	In-the-Money Options/
	Acquired on	Value	at Fiscal Year-End	SARs at Fiscal Year-End
	Exercise	Realized	(#)(3)(4)	($)(3)(4)
Name	(#)(1)	($)(2)	Exercisable/Unexercisable	Exercisable/ Unexercisable

Yutaka Ueda	None	Nil	25,000/250,000	Nil/Nil
Mark Ahrens-Townsend	None	Nil	75,000/225,000	Nil/Nil
Michael Heaven	None	Nil	50,000/150,000	Nil/Nil
Troy Bullock	None	Nil	37,500/137,500	Nil/Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).
(3)	As freestanding SARs have not been granted, the numbers relate solely to stock options.
(4)	Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2002, less the exercise price of in-the-money stock options.

7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company’s authorized capital consists of 50,000,000 common shares without par value, of which 36,177,164 common shares are issued and outstanding as at April 11, 2003.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company., except for Prismafin, S.A. which exercises direction over 1,985,575 common shares or 5.5% of the currently outstanding shares. Mr. Ugo Doninelli, who is one of the Company’s directors, is the General Manager of Prismafin, S.A.

B.	Related party transactions

Reference is made under “Item 6 Indebtedness of Directors” and under “Item 8 Financial Information”, specifically note 17.

C.	Interests of experts and counsel

Not applicable.

8.	Financial Information

A.	Consolidated Financial Statements

Statement of Management’s Responsibility

The management of Norsat International Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of all information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal control to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded, and that financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is composed of three non-management directors who are appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements and their report follows.

“Yutaka Ueda”	“Troy Bullock”

President and Chief Executive Officer Yutaka Ueda	Chief Financial Officer Troy Bullock

February 21, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, after giving effect to the change in accounting for goodwill and intangible assets as explained in note 2(f), on a consistent basis.

“KPMG LLP” Chartered Accountants

Vancouver, Canada

February 21, 2003

COMMENTS BY AUDITOR FOR US READERS ON CANADA — US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated February 21, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor’s report when these are adequately disclosed in the financial statements.

“KPMG LLP” Chartered Accountants

Vancouver, Canada

February 21, 2003

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2002 and 2001

	2002	2001

Assets
Current assets:
Cash and cash equivalents (note 3)	$2,907,811	$2,160,678
Short-term investments	71,965	—
Accounts receivable (note 4)	4,314,419	4,761,064
Inventories (note 5)	5,488,813	5,969,642
Prepaid expenses and other	419,927	401,220
Current assets from discontinued operations (note 13)	504,364	1,268,030

	13,707,299	14,560,634
Property and equipment (note 6)	2,696,490	4,262,206
Goodwill (note 7(a))	440,095	440,095
Other assets (note 8)	182,017	761,986

	$17,025,901	$20,024,921

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,989,818	$2,391,282
Accrued liabilities	3,211,479	3,404,882
Current liabilities from discontinued operations (note 13)	1,268,805	2,281,710
Deferred revenue	333,842	570,618

	6,803,944	8,648,492
Long-term debt (note 9)	1,251,442	—
Shareholders’ equity:
Share capital (note 10)	34,715,367	32,974,213
Contributed surplus (note 10)	1,188,742	1,000,000
Equity component of long-term debt (note 9)	1,909,127	—
Deficit	(28,842,721)	(22,572,460)

Cumulative translation adjustment	—	(25,324)

	8,970,515	11,376,429

	$17,025,901	$20,024,921

Continuing operations (note 1)
Commitments (note 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Gaetano Manti” Gaetano Manti Director	“Kenneth Crump” Kenneth Crump Director

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Sales	$14,674,806	$20,598,950	$22,017,341
Cost of sales	8,592,626	14,238,718	15,801,087

	6,082,180	6,360,232	6,216,254
Expenses:
Selling, general and administrative	5,830,112	6,080,904	11,137,784
Product development	5,102,929	7,137,710	9,959,118
Technology Partnerships Canada funding (note 8(a))	(2,829,821)	(4,217,012)	(1,431,937)

	8,103,220	9,001,602	19,664,965

Loss from continuing operations before amortization and write-down, restructuring, other expenses and income taxes	(2,021,040)	(2,641,370)	(13,448,711)
Expenses:
Write-down of goodwill (note 7(b))	—	10,896,486	6,234,846
Amortization and write-down of other intangibles (note 7)	1,766,507	7,426,838	5,607,079
Restructuring charge (note 11)	1,658,858	1,274,004	2,386,000

	3,425,365	19,597,328	14,227,925

Loss from continuing operations before other expenses and income taxes	(5,446,405)	(22,238,698)	(27,676,636)
Other expenses (earnings) (note 19)	729,672	324,086	(223,851)

Loss from continuing operations before income taxes	(6,176,077)	(22,562,784)	(27,452,785)
Income taxes (note 12)	5,500	35,000	50,000

Loss from continuing operations	(6,181,577)	(22,597,784)	(27,502,785)
Recovery (loss) from discontinued operations (note 13)	(88,684)	25,324	(8,200,665)

Net loss	$(6,270,261)	$(22,572,460)	$(35,703,450)

Net loss per share (note 2(h)):
Net loss per share from continuing operations:
Basic and diluted	$(0.18)	$(0.71)	$(1.01)

Net loss per share:
Basic and diluted	$(0.19)	$(0.71)	$(1.32)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Deficit, beginning of year	$(22,572,460)	$(45,290,073)	$(9,586,623)
Reduction in deficit upon recapitalization (note 10(f))	—	45,290,073	—
Net loss	(6,270,261)	(22,572,460)	(35,703,450)

Deficit, end of year	$(28,842,721)	$(22,572,460)	$(45,290,073)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000

Cash provided by (used in):
Operations:
Loss from continuing operations	$(6,181,577)	$(22,597,784)	$(27,502,785)
Items not involving cash:
Write-down of investment	—	609,477	—
Amortization and write-down of intangibles	1,766,507	18,323,324	11,841,925
Issuance of common shares for services (note 10(e))	259,845	67,500	—
Loss on disposal of property and equipment	197,753	—	—
Restructuring — write-down of assets	131,586	—	—
Interest accreted on long-term debt and deferred finance cost amortization (note 9)	322,325	—	—
Loss on conversion of promissory note (note 9)	43,609	—	—
Changes in non-cash operating working capital (note 18)	77,124	(3,889,916)	2,520,061

Cash used in continuing operations	(3,382,828)	(7,487,399)	(13,140,799)
Recovery (loss) from discontinued operations	(88,684)	25,324	(8,200,665)
Items not involving cash:
Amortization	—	—	1,149,009
Other	25,324	—	18,427
Changes in non-cash working capital and other	93,968	4,314,547	4,269,314

Cash provided by (used in) discontinued operations	30,608	4,339,871	(2,763,915)

	(3,352,220)	(3,147,528)	(15,904,714)
Investments:
Net purchase of property and equipment	(228,479)	(641,590)	(2,205,231)
Purchase of short-term investments	(71,965)	—	—

	(300,444)	(641,590)	(2,205,231)
Financing:
Issue of common shares	970,386	4,573,517	12,459,526
Issue of long-term debt	2,953,188	—	—
Issue of promissory note	461,604	—	—
Acquisition costs	—	—	(204,000)
Obligation to issue shares	—	—	765,000
Decrease in bank indebtedness	—	(2,903,047)	(1,716,706)

	4,385,178	1,670,470	11,303,820
Effect of change in exchange rates on cash	14,619	49,152	(50,422)

Increase (decrease) in cash and cash equivalents	747,133	(2,069,496)	(6,856,547)
Cash received on acquisition	—	—	3,129,279
Cash and cash equivalents, beginning of year	2,160,678	4,230,174	7,957,442

Cash and cash equivalents, end of year	$2,907,811	$2,160,678	$4,230,174

Supplemental cash flow disclosure (note 18)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2002, 2001 and 2000

1.	Nature of business and continuing operations:

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable terminals for high-speed data transmission in areas without existing infrastructure or where the existing infrastructure has been distressed by a catastrophic event.

These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the year ended December 31, 2002 and in prior years.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2.	Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States, except as explained in note 23.

(a)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat America Inc., Norsat International (United Kingdom) Limited, and Norsat Atlanta Inc. All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents:

Cash equivalents include short-term deposits, which are all liquid securities with terms to maturity of three months or less when acquired.

2.	Significant accounting policies (continued):

(c)	Inventories:

Parts and supplies inventory are stated at the lower of weighted average cost and replacement cost. Finished goods and work-in-process inventories include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value. Inventories are recorded net of any obsolescence provisions.

(d)	Revenue recognition:

The Company generates revenue from the following sources: the sale of microwave products and portable terminal equipment, broadband digital video broadcasting data hubs, systems, and by performing research and development services.

Equipment, hubs and systems sales are recognized when goods are shipped and the title passes, there is persuasive evidence of an arrangement, collection is probable and the fee is fixed or determinable. Provisions are established for product returns and warranty costs at the time revenue is recognized. If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received. For multiple element sales arrangements, revenue is allocated by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required based on their relative fair value at the inception of the sales arrangement. When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Elements included in multiple element arrangements consist of equipment, training and installation services, monitoring and testing services and post contract support services.

Revenues from research and development services are recognized as the services are rendered.

For long-term contracts, revenue is recognized on a percentage-of-completion basis based upon achievement of specifically identifiable milestones as set out in the contractual arrangement.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies are reflected as deferred revenues. As at December 31, 2002, the Company has deferred revenues of $333,842 (2001 - $570,618).

2.	Significant accounting policies (continued):

(e)	Property and equipment:

Property and equipment are stated at cost less applicable tax credits and government assistance. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates which approximate the useful life of the assets:

Asset	Period

Equipment and product development equipment	2 to 10 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

Property and equipment are assessed for future recoverability on an annual basis by estimating future undiscounted cash flows. When the net carrying amount of a capital asset exceeds it estimated net recoverable amount, the asset is written down with a charge to income.

(f)	Goodwill and other intangible assets:

Goodwill represents the excess of the purchase price paid over the fair value of the identifiable assets acquired and liabilities assumed.

Purchased in-process research and development (“purchased IPR&D”) represents the estimated fair value of the acquired research and development technology in a business combination that was not technologically proven as of the acquisition date and had no alternative future use. Purchased IPR&D is amortized on a straight-line basis over five years.

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) section 1581, “Business Combinations” and CICA section 3062, “Goodwill and Other Intangible Assets”. The Business Combinations section addresses, in part, the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Goodwill and Other Intangible Assets section addresses the continuing measurement and valuation of intangible assets and goodwill. Under this section, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangibles with finite lives such as purchased IPR&D, continue to be amortized over their estimated useful lives, which are reviewed annually. Previously the Company recognized assembled workforce, which represented the estimated value of a trained workforce obtained as part of a business combination, as an intangible asset that was amortized on a straight-line basis over its estimated useful life of two years. Under the new sections, this would not be recognized as an intangible asset apart from goodwill.

2.	Significant accounting policies (continued):

(f)	Goodwill and other intangible assets (continued):

In accordance with the sections, these changes are not applied retroactively and the amounts presented for prior periods have not been restated.

If goodwill amortization had not been recorded, net loss and loss per share would be as follows:

	2002	2001	2000

Reported net loss	$(6,270,261)	$(22,572,460)	$(35,703,405)
Goodwill amortization	—	3,423,180	3,666,829

Adjusted net loss	$(6,270,261)	$(19,149,280)	$(32,036,576)

Adjustment net loss per share, basic and diluted	$(0.19)	$(0.60)	$(1.18)

Had amortization of goodwill not been recorded during these periods, an additional write-down of goodwill of the same amount would have been required. Accordingly, this change has had no effect on prior periods financial statements presented.

(g)	Short-term investments:

Included in short-term investments are securities with terms to maturity of in excess of three months when acquired. Outstanding balances at December 31, 2002 secure outstanding balances under certain warranty bonds and corporate visa accounts.

(h)	Net loss per share:

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period.

Diluted net loss per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from continuing operations.

As the Company has a net loss in each of the periods presented, basic and diluted net loss per share are the same as the exercise of all warrants or options would be anti-dilutive. The weighted average number of shares used in calculating basic and diluted net loss per share were 33,501,132 (2001 — 31,802,762; 2000 — 27,104,804).

2.	Significant accounting policies (continued):

(i)	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto. Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts and asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, estimating losses on discontinued operations, and provisions for contingencies. Actual amounts may ultimately differ from these estimates.

(j)	Research and development costs:

Research costs are expensed as incurred. Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. If these criteria are not met, the development costs are expensed as incurred. During 2002, all development costs have been expensed.

(k)	Stock-based compensation:

Effective January 1, 2002, the Company adopted new CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits, and the Company has elected, for stock option grants to employees and directors to be accounted for using the intrinsic value method. Accordingly, no compensation cost has been recognized in 2002 for such grants beginning on or after January 1, 2002 as the exercise price is equal to the market price of the stock on the date of grant.

If compensation cost for the Company’s employee stock options issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss would have increased by $245,000 to $6,515,261 and loss per common share of $0.19 would remain unchanged for the year ended December 31, 2002. The weighted average fair value of options granted during 2002 was $0.90. The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, average expected volatility of 93%, and risk-free interest rates of 3%.

The Company’s stock-based compensation plan is described in note 10(h).

2.	Significant accounting policies (continued):

(l)	Deferred finance costs:

Deferred finance costs represent the unamortized cost of obtaining debt financing. Amortization is provided on a straight-line basis over the term of the related debt and is included in interest expense for the year.

(m)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not. Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

(n)	Foreign currency translation:

The reporting and functional currency of the Company is the Canadian dollar.

Foreign currency transactions entered into directly by the Company, as well as the accounts of the integrated foreign subsidiary operations, are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction.

Financial statements of the Company’s self-sustaining foreign subsidiary are translated under the current rate method. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect as of the balance sheet date and income and expense items are translated at the average exchange rate for the period. Net unrealized exchange gains and losses arising on translation of the foreign subsidiary’s financial statements are included in shareholders’ equity as cumulative translation adjustment. Unrealized exchange adjustments are only included in income upon full or substantial liquidation of the Company’s investment in the self-sustaining operation.

3.	Credit facility:

At December 31, 2002, the Company had a credit facility with a major Canadian financial institution to secure letters of credit in favour of customers and suppliers totaling $910,000. The security under these credit facilities consists of a first security interest on all of the Company’s personal property, and a collateral security agreement of US$225,000, in the form of a GIC and Export Development of Canada performance security guarantees. Subsequent to December 31, 2002, this credit facility was renewed as described in note 21.

The Company has issued and outstanding standby letters of credit and warranty bonds as at December 31, 2002 totalling approximately $151,000.

4.	Allowance for doubtful accounts:

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

	2002	2001	2000

Balance, beginning of year	$478,161	$528,723	$149,421
Charged to operations	(214,498)	(50,562)	—
Recovery in operations	—	—	379,302

Balance, end of year	$263,663	$478,161	$528,723

5.	Inventories:

	2002	2001

Parts and supplies	$304,610	$742,544
Work-in-process	—	278,931
Finished goods	5,184,203	4,948,167

	$5,488,813	$5,969,642

6.	Property and equipment:

		Accumulated	Net book
2002	Cost	amortization	value

Equipment	$3,555,388	$2,733,906	$821,482
Furniture and fixtures	1,035,220	701,026	334,194
Leasehold improvements	678,075	281,249	396,826
Product development equipment	5,839,093	4,695,105	1,143,988

	$11,107,776	$8,411,286	$2,696,490

		Accumulated	Net book
2001	Cost	amortization	value

Equipment	$3,980,285	$2,551,217	$1,429,068
Furniture and fixtures	1,075,997	643,518	432,479
Leasehold improvements	661,620	183,453	478,167
Product development equipment	5,841,216	3,918,724	1,922,492

	$11,559,118	$7,296,912	$4,262,206

7.	Goodwill and other intangible assets:

(a)	Goodwill outstanding at December 31, 2002 of $440,095 (2001 - $440,095) relates to the Company’s microwave products operating segment and is net of accumulated amortization of $264,057 (2001 — $264,057).

(b)	In December 2001, the Company determined that a write-down of goodwill and other intangibles, including in-process research and development and acquired workforce, arising from the SpectraWorks Inc. acquisition in a prior year was required due primarily to continued delays in broadband network developments that utilize the SpectraWorks technology products and the resultant impact on estimated future cash flows. The net carrying value of assets exceeded the estimated future net undiscounted cash flows from these assets, requiring a write-down of goodwill of $10,896,486 and other intangibles of $1,327,754. The total amortization of goodwill in the Open Networks operating segment for the year ended December 31, 2001 was $3,423,180 and amortization and write-down of other intangibles of $4,003,658.

7.	Goodwill and other intangible assets (continued):

In December 2000, the Company determined that a write-down of goodwill arising from the SpectraWorks Inc. acquisition was required due primarily to delays at that time in broadband network developments that would utilize the SpectraWorks technology products with the resultant impact on estimated future cash flows. The carrying value of long-lived assets exceeded the estimated future net undiscounted cash flows, requiring a writedown of goodwill of $6,234,846 in the Open Networks operating segment.

8.	Other assets:

	2002	2001

Deferred royalty payment (note 8(a))	$71,205	$372,856
Receivable on disposition of business (note 13(b))	31,304	389,130
Deferred finance costs (net of amortization of $14,001)	79,508	—

	$182,017	$761,986

(a)	The Company has entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC will provide funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project to a maximum funding amount of $9,379,700.

In return for funding, the Company is obligated to issue TPC $1,000,000 in value of share purchase warrants prior to the completion of the project. The warrants will have a life of five years and will be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

Beginning January 1, 2003, the Company will provide royalty payments in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products. In the event and at the time that the warrants are issued as required above, the SIT royalty will be reduced from 1.28% to 1.03%. The Company has recorded fair value of the required obligation to issue warrants as a $1,000,000 deferred royalty payment in other assets and as an addition to contributed surplus. The deferred royalty is being amortized pro-rata as funding is receivable under the contract.

8.	Other assets (continued):

During 2002 the Company recognized TPC funding in the amount of $2,829,821 (2001 — $4,315,152; 2000 — $1,567,270). Cumulative funding as at December 31, 2002 was $8,712,243 (2001 — $5,882,422; 2000 - $1,567,270). Of the 2002 funding, $2,829,821 (2001 — $4,217,012; 2000 - $1,431,937) has been recognized as a reduction of product development expense and nil (2001 — $98,140; 2000 — $135,333) has been credited against the cost of property and equipment to which the funding related.

The deferred royalty payment balance at December 31, 2002 of $71,205 (2001 — $372,856), is presented net of accumulated amortization of $928,795 (2001 — $627,144 ).

(b)	During 2001, the Company recognized a loss of $609,477 on write-off of an investment, as the decrease in fair value was determined to be other than temporary.

9.	Long-term debt and promissory note:

(a)	Promissory note:

On January 28, 2002, the Company issued an unsecured promissory note (US$300,000) for net cash proceeds of $461,604 repayable on January 29, 2003 that bears interest at 8% per annum. The interest is payable by issuing 13,333 common shares of the Company at maturity. The promissory note also included 35,334 share purchase warrants. The warrants expire after five years, and entitle the holder to purchase one common share of the Company for US$2.01. A financing fee was paid consisting of US$7,500 cash, and 4,167 common shares of the Company and 17,667 share purchase warrants with similar terms.

The proceeds of the financing allocated to the interest component and also the fair value of the detachable share purchase warrants was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. On September 24, 2002, a commitment was reached under which the promissory note including all interest obligations, was to be settled by the Company issuing 324,000 common shares which had a fair value of $498,960, resulting in a loss on debt settlement of $43,609. At December 31, 2002 the share purchase warrants remain unexercised (note 10(i)).

9.	Long-term debt and promissory note (continued):

(b)	Long-term debt:

Face value of long-term debt	$3,188,403
Less: fair value of conversion option	2,123,584

1,064,819
Accretion to December 31, 202	186,623

Carrying value December 31, 2002	$1,251,442

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188. The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time. At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share. The Company is allowed to force the conversion of the notes into common shares of the Company, if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes. The cost of the financing totaled $307,966 and included 50,000 share purchase warrants with a fair value of $72,751 using a Black-Scholes valuation model. The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt. The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 have been recorded as equity component of long-term debt. The carrying amount of the debt has been reduced on issuance by the value assigned to the conversion option and is being accreted to its face value over the term to maturity through charges to non-cash interest expense. At December 31, 2002 the share purchase warrants remain unexercised (note 10(i)). The Company’s effective interest rate under this financing is approximately 24%.

10.	Share capital and contributed surplus:

The Company is authorized to issue 50,000,000 common shares without par value.

Common shares issued and fully paid:

	Number
Share capital	of shares	Amount

Balance at December 31, 1999	23,499,862	$29,807,561
For cash:
Upon issue for private placement (note 10(a))	1,803,000	5,968,926
Upon exercise of warrant shares (note 10(a))	1,400,501	5,714,490
Upon exercise of stock options (note 10(h))	501,800	776,110
Obligation to issue shares (note 10(c))	—	765,000
Upon acquisition (note 10(b))	2,154,000	30,160,200

Balance at December 31, 2000	29,359,163	73,192,287
For cash:
Upon issue for private placements (note 10(c))	3,550,000	4,438,747
Reduction in share capital (note 10(f))	—	(45,290,073)
Upon exercise of stock options (note 10(h))	85,200	134,770
For settlement of sales commission obligation (note 10(d))	41,627	430,982
Issued for services (note 10(e))	45,000	67,500

Balance at December 31, 2001	33,080,990	32,974,213
For cash:
Upon issue for private placements (note 10(g))	657,667	970,386
Issued for services (note 10(e))	110,340	259,845
Issued for the settlement of promissory note and financing costs (note 9)	328,167	510,923

Balance at December 31, 2002	34,177,164	$34,715,367

10.	Share capital and contributed surplus (continued):

Contributed surplus	Amount

Balance, December 31, 1999	$—
Obligation to issue warrants (note 8(a))	1,000,000

Balance, December 31, 2000 and 2001	1,000,000
Issue of warrants for financing proceeds and services (note 9)	188,742

Balance, December 31, 2002	$1,188,742

(a)	On November 12, 1999, the Company entered into private placement agreements to issue 3,606,000 shares in two separate tranches at US$2.50 per share including 256,000 shares as a structuring fee and 1,803,000 warrants to purchase shares at US$2.75 per share including 101,250 warrants as a structuring fee. On November 12, 1999, the Company completed the first tranche closing and issued 1,803,000 shares and 901,500 warrants and received proceeds of $5,797,186 net of share issue costs. The remaining 1,803,000 shares and 901,500 warrants were issued in March 2000 for proceeds of $5,968,926, net of share issue costs. On May 7, 2002 the remaining 402,499 warrants expired unexercised (note 10(i)).

(b)	On April 4, 2000, the Company acquired all of the issued and outstanding share capital of SpectraWorks Inc. for consideration of the issuance of 2,154,000 common shares of the Company.

(c)	On December 16, 2000, the Company received a deposit of $765,000 towards a subscription agreement whereby the Company was to issue common shares at market value in 2001. On April 15, 2001 the Company entered into a private placement agreement and issued 500,000 shares at US$1.00 per share.

On April 15, 2001, the Company entered into a private placement agreement and issued 2,850,000 common shares for net proceeds of $4,116,917.

On May 31, 2001, the Company entered into a private placement agreement and issued 200,000 common shares for net proceeds of $321,830.

(d)	As at December 31, 2000, the Company had included in accounts payable a sales commissions payable in the amount of $430,982 under an agreement whereby it had the option to settle the obligation by issuing 41,627 common shares. On May 15, 2001, the Company issued 41,627 common shares to settle this obligation.

10.	Share capital and contribute surplus (continued):

(e)	On August 29, 2001, the Company issued 45,000 common shares to an employee for general financing services. During 2002, a total of 110,340 common shares were issued to employees at market value for services rendered to the Company.

(f)	At the Company’s annual general meeting on June 26, 2001, the shareholders approved a $45,290,073 reduction in the share capital of the Company, with the corresponding elimination of the deficit of $45,290,073 at December 31, 2000.

(g)	On August 8, 2002, the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $970,386, net of share issue costs of $16,114. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50. At December 31, 2002 the share purchase warrants remain unexercised (note 10(i)).

(h)	Stock option plan:

The Company has reserved 4,300,000 shares under the incentive share option plan. The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, which options have a term and vesting at a period to be determined by the board of directors to a maximum term of ten years.

For each of the periods presented, the following stock options to employees, directors and officers were outstanding:

2000	2001	2002

	Number		Exercise price
	of shares		per share	Expiry date

—	30,000	—	2.12	2002
156,000	69,000	40,000	1.50	2003
17,500	10,000	10,000	1.70	2003
100,000	100,000	100,000	3.00	2003
65,200	—	—	1.60	2004
100,000	100,000	—	4.00	2004
562,500	—	—	9.65	2005
750,000	225,000	75,000	15.00	2005
—	479,125	320,875	2.50	2011
—	479,125	312,125	3.40	2011
—	479,125	309,875	4.50	2011
—	479,125	259,875	6.15	2011
—	—	625	2.53	2012
—	—	625	3.42	2012
—	—	625	4.61	2012
—	—	625	6.22	2012
—	—	1,233,650	1.50	2012

1,751,200	2,450,500	2,663,900

10.	Share capital (continued):

(h)	Stock option plan (continued):

A summary of changes to issued stock options is as follows:

	Number of	Weighted-average
	shares	exercise price

Balance, December 31, 1999	840,500	$1.72
Granted	1,542,500	12.32
Exercised	(501,800)	1.54
Expired/cancelled	(130,000)	15.00

Balance, December 31, 2000	1,751,200	10.12
Granted	1,946,500	4.25
Exercised	(85,200)	1.58
Expired/cancelled	(1,162,000)	11.77

Balance, December 31, 2001	2,450,500	4.97
Granted	1,312,450	1.60
Expired/cancelled	(1,099,050)	5.52

Balance, December 31, 2002	2,663,900	$3.09

Options exercisable at December 31, 2002 totaled 796,375 (2001 — 737,625; 2000 — 438,700).

(i)	Warrants:

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2000	2001	2002

	Number		Exercise price
	of warrants		per share	Expiry date

402,499	402,499	—	US$2.75	2002
—	—	50,000	US$1.70	2005
—	—	657,667	$1.50	2005
—	—	17,667	US$2.01	2007
—	—	35,334	US$2.01	2007

402,499	402,499	760,668

10.	Share capital (continued):

(j)	Warrants (continued):

A summary of changes to issued warrants is as follows:

Number of
warrants

Balance, December 31, 1999	901,500
Issued	901,500
Exercised	(1,400,501)

Balance, December 31, 2000 and 2001	402,499
Issued	760,668
Expired	(402,499)

Balance, December 31, 2002	760,688

11.	Restructuring charge:

	2002	2001	2000

Workforce reduction and other costs	$1,108,658	$1,140,239	$2,008,719
Lease	550,200	133,765	377,281

	$1,658,858	$1,274,004	$2,386,000

During December 2000, management made a decision to restructure its operations including reducing its workforce and relocating its microwave products business to Canada. The workforce reduction charge primarily related to severance and related benefits for the termination of approximately 50 employees. The Company also incurred lease costs, net of estimated subleasing recoveries, as well as the write-off of certain leasehold improvements and furniture and fixtures related to its facilities.

During June 2001, management made a decision to restructure its operations including reducing its workforce. The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 20 employees. The Company also incurred lease costs, net of estimated subleasing recoveries.

11.	Restructuring charge (continued):

During 2002, management continued to restructure its operations including reducing its workforce. The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees. The Company also incurred additional lease costs.

Subsequent to recognition of these restructuring changes, no adjustments to previous estimates have been required. As at December 31, 2002, $849,221 (2001 — $1,048,183) of these costs are accrued as liabilities.

12.	Income taxes:

(a)	Future income tax asset:

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2002	2001

Future tax assets:
Tax loss carry forwards	$9,344,028	$8,270,683
Scientific Research and Development Pool	1,600,385	1,780,102
Accounting amortization in excess of tax	2,254,964	1,880,547
Write-down of subsidiary and investment	1,967,170	2,177,476
Temporary differences in working capital	1,831,351	2,219,890

Total gross future tax assets	16,997,898	16,328,698
Valuation allowance	(16,997,898)	(16,328,698)

Total future tax assets	$—	$—

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

12.	Income taxes (continued):

(b)	Loss carry forwards and investment tax credits:

At December 31, 2002, the Company has approximately $26,233,000 of non-capital loss carry forwards available until 2009 to reduce future years’ income for income tax purposes. Also, the Company has investment tax credits available to reduce taxes payable of $516,000. The amounts expire as follows:

Year of	Non-capital	Investment
expiry	loss carry forwards	tax credits

2003	$76,000	$102,000
2004	179,000	151,000
2005	237,000	8,000
2006	3,727,000	19,000
2007	9,872,000	98,000
2008	6,191,000	—
2009	5,951,000	138,000

	$26,233,000	$516,000

Recognition of future tax assets related to the Company’s deficit which was reduced upon recapitalization (note 10(f)) will be recognized as a reduction in share capital.

The Company also has available $10,810,000 (2001 — $10,380,000; 2000 - $870,000) of net capital losses for an indefinite carry forward period to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated scientific research and development expenses that are available for indefinite carry forward as discretionary deductions of approximately $4,500,000 (2001 — $4,500,000; 2000 - $4,500,000).

(c)	Income tax expense:

The Company’s income taxes and effective income tax rates pertaining to the operations were as follows:

	2002	2001	2000

Loss from continuing operations before income taxes	$(6,176,077)	$(22,562,784)	$(27,452,785)

12.	Income taxes (continued):

(c)	Income tax expense (continued):

The income tax expense differs from the expected expense if Canadian statutory rates were applied to the earnings before income taxes. The principal factors causing these differences are shown below:

	2002	2001	2000

Income tax expense (recovery) at expected rate of 39.6% (2001 - 44.6% and 2000 - 45.5%)	$(2,445,700)	$(10,063,000)	$(12,491,000)
Non-allowable (non-taxable) expenses or income	191,300	7,467,200	4,680,800
Temporary differences, including amortization, research and development costs and other	(96,700)	(394,900)	3,232,600
Unrecognized loss carry forwards	2,356,600	3,025,700	4,627,600

Income tax expense	$5,500	$35,000	$50,000

13.	Discontinued operations:

(a)	On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business. As part of its plan to discontinue these operations, the Company completed the closing of its distribution branches on March 2, 2001. The Company recorded a loss from discontinued operations in 2000 of $8,200,665 representing an operating loss of $1,855,031 and an estimated loss on disposition of $6,345,634. Loss of $88,684 in 2002 and a recovery of $25,321 in 2001 result primarily from changes in estimates or the settlement of liabilities or recovery of assets at amounts different from original estimates.

13.	Discontinued operations (continued):

(b)	On December 31, 1998, the Company sold the business operations of its Aurora Distributing division.

As at December 31, there was a long-term receivable related to the disposition of this business as follows:

	2002	2001

Receivable on disposition of business	$392,132	$783,873
Current portion	360,826	394,743

	$31,304	$389,130

This receivable represents a long-term contract receivable requiring monthly payments over a period expiring January, 2004.

14.	Segmented and other information:

At December 31, 2001, the Company had two business segments; Microwave and Open Networks. For the fiscal year 2002, the Company’s two business segments are: Microwave and Norsat OmniLink™.

The Microwave segment supplies satellite signal receivers, transmitters and other ground station products. During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting (“DVB”) Data Hubs for the broadband Internet Protocol (“IP”) market to also include delivery of high-speed data through portable satellite terminals. The segment was renamed to Norsat OmniLink™.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The key operating decision maker evaluates performance based on the following:

		Norsat
2002	Microwave	OmniLink™	Consolidated

Sales to external customers	$10,793,669	$3,881,137	$14,674,806
Gross profit	$4,096,227	$1,985,953	$6,082,180
Total assets related to continuing operations	$9,531,006	$6,959,227	$16,490,233
Property and equipment	$298,274	$2,398,216	$2,696,490
Goodwill	$440,095	$—	$440,095

14.	Segmented and other information (continued):

2001	Microwave	Open Networks	Consolidated

Sales to external customers	$15,200,333	$5,398,617	$20,598,950
Gross profit	$4,501,828	$1,858,404	$6,360,232
Total assets related to continuing operations	$10,283,617	$8,084,144	$18,367,761
Property and equipment	$544,129	$3,718,077	$4,262,206
Goodwill	$440,095	$—	$440,095

2000	Microwave	Open Networks	Consolidated

Sales to external customers	$20,338,123	$1,679,218	$22,017,341
Gross profit	$6,001,658	$214,596	$6,216,254
Total assets related to continuing operations	$27,917,688	$11,964,723	$39,882,411
Property and equipment	$787,913	$4,063,113	$4,851,026
Goodwill	$510,510	$14,249,250	$14,759,760

The Company generated revenues from external customers located in the following geographic locations:

	2002	2001	2000

Canada	$643,070	$658,000	$3,006,227
United States	7,766,395	10,336,108	12,904,786
Europe and other	6,265,341	9,604,842	6,106,328

	$14,674,806	$20,598,950	$22,017,341

     Substantially all property and equipment and goodwill are located in Canada.

15.	Commitments:

Future minimum payments at December 31, 2002 under various purchasing commitments and operating lease agreements for each of the next five fiscal years are approximately as follows:

2003	$4,533,000
2004	969,000
2005	921,000
2006	936,000
2007	8,000

Rent expense for the Company was approximately $1,116,000 (2001 - $1,214,000, 2000 — $1,150,000).

16.	Financial instruments:

(a)	Fair value:

The Company’s financial instruments include cash and cash equivalents, accounts receivable, receivable on disposition of business, and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s long-term debt is also a financial instrument. The carrying value of this instrument approximates its fair value. Fair value was determined based on estimated future cash flows discounted using the current market rate for debt with similar terms and remaining maturities.

(b)	Interest rate risk:

Interest on the Company’s long-term debt is based on a fixed rate. This exposes the Company to interest rate risk. The Company has not entered into any derivative agreements to mitigate this risk.

(c)	Concentration of credit risk:

The Company revenues are dependent on customers in the satellite communication industry. As these sales are geographically dispersed and among a large number of customers, concentration of credit risk is considered to be limited.

(d)	Exchange risk:

The Company is exposed to currency exchange risk as a result of its international markets and operations primarily in the United States. To manage its exchange risk, the Company entered into financing in United States dollars. The Company has not entered into any derivative agreements to further mitigate this risk.

17.	Related party transactions:

As described in note 10(g), the Company entered into private placement agreements totalling 657,667 units at $1.50 per unit. The financing included participation by certain senior management and directors of the Company of 241,000 units.

18.	Supplemental cash flow and other disclosures:

	2002	2001	2000

Changes in non-cash operating working capital:
Accounts receivable	$446,645	$79,500	$203,018
Inventories	480,829	469,253	(3,802,530)
Prepaid expenses	(18,707)	(151,726)	14,086
Accounts payable and accrued liabilities	(594,867)	(4,857,561)	6,105,487
Deferred revenue	(236,776)	570,618	—

	$77,124	$(3,889,916)	$2,520,061

Supplementary information:
Interest paid	$126,400	$182,997	$361,754
Income taxes paid	5,500	—	—
Non-cash transactions:
Value assigned to common shares and warrants issued, net of cash acquired:
On acquisition of SpectraWorks Inc.	—	—	27,030,921
Issue of common shares for settlement of debt	498,960	430,982	—
Issue of common shares and warrants for financing services	200,705	—	—
Reclassification of certain inventory to property and equipment	—	258,446	—

19.	Other expenses (earnings):

	2002	2001	2000

Net interest	$182,179	$(22,745)	$(184,881)
Interest — non-cash	322,325	—	—
Foreign currency gain	(16,194)	(262,646)	(38,970)
Loss on disposal of property and equipment	197,753	—	—
Loss on settlement of promissory note	43,609	—	—
Write-down of investment (note 8(a))	—	609,477	—

	$729,672	$324,086	$(223,851)

20.	Economic dependence:

The Company purchases substantially all of its resale microwave products from two suppliers.

21.	Subsequent event:

Subsequent to year end, the Company renewed its credit facility with a major Canadian financial institution. The renewed facility includes a demand operating loan for $200,000 available through cash or letters of credit or letters of guarantee, and additional letters of credit or letters of guarantee in favor of customers and suppliers totaling a maximum of $250,000 that are guaranteed by Export Development Canada. The facility bears interest at market rates.

The security under this facility consists of a first security interest on all of the Company’s personal property, a collateral security agreement of $250,000, in the form of a GIC and Export Development Canada performance security guarantees.

22.	Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2002.

23.	Reconciliation to United States accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

	2002	2001	2000

Net loss from continuing operations under Canadian GAAP	$(6,181,577)	$(22,597,784)	$(27,502,785)
IMT acquisition (a)	—	(54,000)	(54,000)
SpectraWorks acquisition (b)	—	3,287,250	(6,917,290)
Write-down of property and equipment (b)	182,608	(452,699)	—
Long-term debt and promissory note (f)	188,298	—	—
Other	—	(55,896)	—

Net loss from continuing operations according to US GAAP	$(5,810,671)	$(19,873,129)	$(34,474,075)

23.	Reconciliation to United States accounting principles (continued):

	2002	2001	2000

Recovery (loss) from discontinued operations as shown in the consolidated financial statements according to US GAAP	$(88,684)	$25,324	$(8,200,665)

Net loss according to US GAAP	$(5,899,355)	$(19,847,805)	$(42,674,740)
Other comprehensive earnings (loss) (c):
Increase (decrease) in cumulative translation adjustment	(25,324)	(49,152)	(210,775)

Total comprehensive loss according to US GAAP	$(5,924,679)	$(19,896,957)	$(42,885,515)

Basic and diluted net loss per share from continuing operations according to US GAAP	$(0.17)	$(0.62)	$(1.27)

Basic and diluted loss from discontinued operations according to US GAAP	$—	$—	$(0.30)

Basic and diluted net loss per share according to US GAAP	$(0.17)	$(0.62)	$(1.57)

The amounts in the consolidated balance sheet that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2002		December 31, 2001

	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Property and equipment	$2,646,490	$2,426,394	$4,262,206	$3,809,507
Goodwill (a)	440,095	777,095	440,095	777,095
Other asset	182,017	364,949	761,986	761,986
Long-term debt (f)	1,251,442	3,155,203	—	—
Share capital (f) and (g)	34,715,367	109,349,622	33,974,213	108,608,468
Equity component of long-term debt (f)	1,909,127	—	—	—
Deficit (g)	(28,842,721)	(103,221,768)	(22,572,460)	(97,322,414)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

23.	Reconciliation to United States accounting principles (continued):

(a)	IMT Communications Inc. acquisition:

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP. For US GAAP purposes, the share value is recorded at market value. This results in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment. Amortization relating to this additional goodwill was $54,000 for the year ended December 31, 2001 (2000 — $54,000). The additional goodwill, net of amortization, under US GAAP would be $337,000 as at December 31, 2002 and 2001.

As described in note 2(f), effective January 1, 2002, the Company adopted the CICA section 1581, “Business Combinations” and CICA section 3062, “Goodwill and Other Intangible Assets” which substantively harmonized Canadian and US accounting standards. For 2002 no reconciling differences arise as no goodwill amortization was charged under either Canadian or US GAAP as goodwill is no longer amortized but instead now subject to an annual impairment test.

(b)	SpectraWorks acquisition:

For Canadian GAAP purposes, the valuation of the shares relating to the acquisition of SpectraWorks Inc. on April 4, 2000 was adjusted by a 10% discount relating to a one year hold period on escrowed shares and a general market discount. For US GAAP purposes, the share value would not reflect these discounts. This results in an increase in goodwill recorded at acquisition of $3,630,040. During 2000 the Company recorded an impairment charge relating to goodwill of SpectraWorks based upon undiscounted cash flows under Canadian GAAP (note 7). For US GAAP, goodwill would be written down to fair value as estimated by the present value of future cash flows. The additional amount of goodwill on acquisition and the effect of calculating the fair value on discounted cash flows would result in an additional amount for amortization expense and write-down of goodwill of $5,293,790 in 2000.

For US GAAP purposes, the acquired in-process research and development pursuant to the SpectraWorks Inc. acquisition would have been expensed on acquisition. Under Canadian GAAP acquired in-process research and development is amortized over a period of five years. As a result, under US GAAP additional amortization in fiscal year of 2000 of $1,623,500 would be recognized.

During 2001 the Company recorded an impairment charge under Canadian GAAP relating to goodwill and other intangible assets acquired pursuant to the SpectraWorks Inc. acquisition (note 7). The impairment charge under US GAAP in 2001 would also include an additional write-down of property and equipment of $452,699. Amortization and impairment charge relating to goodwill and other intangible assets related to the SpectraWorks Inc. acquisition would be lower under US GAAP by $3,287,250 due to the expense of in-process research and development costs on acquisition and additional impairment charge related to goodwill under US GAAP in fiscal year 2000.

23.	Reconciliation to United States accounting principles (continued):

(b)	SpectraWorks acquisition (continued):

For 2002, as a result of the additional US GAAP write-down of property and equipment of $452,699 in 2001, amortization under US GAAP would be reduced by $182,608.

(c)	Short-term investments and foreign currency transaction:

Under US GAAP, the Company is required to disclose components of comprehensive income in its financial statements. No similar requirement exists under Canadian GAAP. For the years presented, included in other comprehensive income would be unrealized foreign exchange gains or losses included in equity related to the translation of the Company’s self-sustaining foreign operation.

(d)	Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Recording Canadian deferred tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(e)	Stock-based compensation:

The Company has granted stock options to certain directors and employees for services provided to the Company. The Company, for US GAAP purposes, has elected under Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. As fixed options are granted at exercise prices based on the market value of the Company’s share at the date of grant, no adjustment for compensation expense is required. Awards granted where vesting is contingent on the Company’s share price are treated as variable awards. The measurement date is the date the contingency is met. Compensation expense is recognized when it is probable that the performance criteria will be met and is re-measured at each reporting date until the measurement date, with the amount equal to be the excess of the then fair value of the underlying common stock over the exercise price with changes in value recognized in the determination of income.

As described in note 2(k), the Company adopted the CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments” and elected to apply the intrinsic value method for other employee awards which essentially harmonize Canadian and US accounting standards to its stock options issued on or after January 1, 2002. Compensation cost attributable to stock options issued before January 1, 2002 under US GAAP will have nil compensation cost under Canadian GAAP.

23.	Reconciliation to United States accounting principles (continued):

(e)	Stock-based compensation (continued):

As required under SFAS 123, supplementary pro-forma information is provided below as if the fair value method was applied. The pro-forma stock compensation expense has been determined by reference to an option-pricing model using the following weighted average assumptions:

	2002	2001	2000

Volatility percentage	93%	84%	121%
Risk-free interest rate	3.7%	5.0%	5.9%
Dividend yield	—	—	—
Expected life of options	3.0 years	3.5 years	4.0 years

The weighted average grant date fair value of options granted during the year was $0.90 (2001 — $0.91; 2000 — $8.62).

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2002	2001	2000

Net loss, US GAAP	$(5,899,355)	$(19,847,805)	$(42,674,740)
Additional stock compensation recovery (expense)	(642,307)	138,192	(1,249,130)

Pro-forma net loss, US GAAP	$(6,541,662)	$(19,709,613)	$(43,923,870)

Pro-forma basic and fully diluted net loss per share, US GAAP	$(0.20)	$(0.62)	$(1.62)

23.	Reconciliation to United States accounting principles (continued):

(f)	Long-term debt and promissory note:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002. In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt. Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings. For US GAAP purposes, all interest is expensed as incurred.

Applying US GAAP, long-term debt at December 31, 2002 would be recorded at its face value of US $2,000,000 and no value would be assigned to an equity component of long-term debt. In addition, accretion on the calculated debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $253,763 for the year ended December 31, 2002 would not have been recorded, reducing interest expense by an equivalent amount. Finally, additional interest expense of $31,525 would be recorded in 2002 on amortization of amounts reclassified to deferred finance costs, a foreign exchange gain on the long-term debt of $33,200 would have been realized, and the loss on conversion of the promissory note would have been increased by $67,140.

The Company adopted the provisions of SFAS 145 effective May 15, 2002 and as a result did not report the loss on debt settlement (note 9) as an extraordinary item.

(g)	Elimination of deficit:

During the year ended December 31, 2001, the Company reduced its paid-up capital by $45,290,073 to eliminate the deficit at December 31, 2000 note 10(g).

In prior years, the Company reduced its paid-up capital by $21,042,063 to eliminate the deficit from preceding years. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

(h)	Release of escrow shares:

Under US GAAP, the fiscal year 1999 release of shares from escrow representing compensation relating to the achievement by management of securing specific contracts results in the settlement of a contingency and therefore the shares should be valued at the date the contingency was resolved. This results in a charge to earnings and credit to share capital of $4,132,079.

23.	Reconciliation to United States accounting principles (continued):

(i)	Future pronouncements:

In August 2001, the Financial Accounting Standards Board (“FASB”) issued FAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), which requires entities to record the fair value of a liability for an asset or an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.

In July 2002, the FASB released SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”), which addresses the financing accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability under the FASB’s conceptual framework. SFAS No. 146 also established fair value as the objective for initial measurement of liabilities related to exit or disposal activities. As a result, SFAS 146 significantly reduces an entity’s ability to recognize a liability for future expenses related to a restructuring. SFAS 146 is effective for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB released SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

The Company does not believe that the adoption of SFAS No. 143 or SFAS No 146 will have a material affect on the Company’s financial results.

Other Information

Export Sales The majority of our component sales are made outside of Canada, primarily in the United States, Europe and Asia. Our hub sales are made primarily in Asia.

Legal Proceedings We have a lawsuit against Edward Johnson, a former officer of the Company for CDN$500,000.

Dividend Policy
Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors. There can be no assurance that any dividend will be declared, or if declared, what the amounts of dividend will be or whether such dividends, once declared, will continue for any future period.

B.	Significant Changes

On April 8, 2003, the Company completed a private placement of 2,000,000 units at US$1.00 per unit, for proceeds of US$1,976,510, net of share issue costs of US$23,490 (CDN$35,000). Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.

9.	The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the Nasdaq Small Cap under the symbol NSAT.

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

		TSX		NASDAQ
		(CDN. Dollars)		(U.S. Dollars)

		High	Low	High	Low

a)	2002	4.00	1.27	2.45	0.71
	2001	5.50	1.20	3.69	0.61
	2000	46.00	3.80	32.00	2.50
	1999	22.00	1.30	17.50	1.00
	1998	2.70	1.00	2.00	0.72

b)	2003
	First Quarter	1.55	1.06	1.05	0.75
	2002
	Fourth quarter	2.07	1.27	1.35	0.71
	Third quarter	2.00	1.36	1.30	0.92
	Second quarter	2.53	1.40	1.61	0.86
	First quarter	4.00	2.37	2.45	1.49
	2001
	Fourth quarter	4.15	1.90	2.62	0.61
	Third quarter	2.70	1.30	1.80	0.80
	Second quarter	4.50	1.60	2.81	1.00
	First quarter	5.50	1.50	3.69	1.00

c)	March 2003	1.52	1.06	1.01	0.75
	February 2003	1.52	1.10	1.02	0.80
	January 2003	1.55	1.30	1.05	0.85
	December 2002	1.65	1.27	1.08	0.71
	November 2002	1.76	1.50	1.15	0.90
	October 2002	2.07	1.55	1.35	1.03

10.	Additional Information

A.	Share capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act (the “Act”) of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000.

Powers and Functions of the Directors

Our Articles state that it is the duty of any of our directors who are directly or indirectly interested in a contract or proposed contract with us to declare the nature of their interest in accordance with the provisions of the Act. Our Articles also state that a director shall not vote in respect of the approval of any contract or transaction with our Company in which he is interested and if he shall do so his vote shall not be counted, but shall be counted in the quorum present at the meeting at which the vote is taken.

Directors Power to Vote on Compensation for Themselves

Subject to the Act, our Articles provide that the directors may determine to be paid out of our funds or capital as remuneration for their service. The directors may also determine the proportions and manner that the remuneration will be divided among them.

Directors Borrowing Powers

Our Articles provide that the directors, on our behalf, may:

a)	borrow money in any manner or amounts, on any security from any source and upon any terms and conditions;

b)	issue bonds, debentures and other debt obligations as security for any liability or obligation of the Company or any other persons; and

c)	mortgage, charge, whether by way of specific or floating charge, or give other security on the whole or any part of the assets of the Company

Retirement of Directors Under an Age Limit Requirement

Our Articles do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification

Our Articles do not provide for a requirement of shares for a director’s qualification.

Share Capital

The authorized share capital of our Company consists of 50,000,000 Common Shares.

Common Shares

The Holders of our Common Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per Common Share and, upon dissolution of the Company, to receive the remaining property and the assets of the Company available for distribution.

Dividend Record

Our Company has not paid any dividends during the past seven years. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company’s earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

Alteration of Share Rights

A special resolution is required to effect a change in the rights of shareholders. A special resolution is a resolution passed by a three-quarters majority of the vote cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at a meeting of the shareholders of the Company, or a resolution in writing signed by every shareholder of the Company who would have been entitled to vote at a meeting of the shareholders of the Company.

Meetings of Shareholders: Annual Meetings

The annual general meeting of our shareholders is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Annual general meetings are required to be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceeding annual general meeting.

General or Extraordinary Meetings

The directors of the Company may, at any time, call a general or extraordinary meeting of the shareholders of the Company, for the transaction of any business, which may properly be brought before such a meeting of shareholders.

Place of Meetings

Meetings of shareholders of the Company are to be held at such place within Canada as the directors of the Company, from time to time, determine.

Notice of Meetings

Notice of the time and place of each meeting of shareholders of the Company is required to be sent to our shareholders not less than 21 days before the date of the meeting.

A shareholder of the Company and any other person entitled to attend a meeting of shareholders of the Company may, in any manner and at any time, waive notice of or otherwise consent to a meeting of shareholders of the Company.

Quorum

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, if we have two or more shareholders, a quorum for the transaction of business at a general meeting shall be two persons present in person, or by proxy, and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the general meeting.

Foreign Ownership Limitations

Neither the Act nor the constating documents of the Company impose limitations on the rights, including the right of non-resident or foreign shareholders, to hold or exercise voting rights attached to the Common Shares.

Change of Control

No provisions of the Company’s Articles exist that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

No provision of the Company’s Articles imposes any requirements on shareholders requiring share ownership to be disclosed. The securities laws of the Company’s home jurisdiction require disclosure of shareholdings by: (a) persons who are directors or senior officers of the Company; and (b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control over securities of the Company carrying more than 10% of the voting rights attached to all of the Company’s outstanding voting securities.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.	Material Contracts

There were no material contracts entered into in 2002.

D.	Exchange controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

To the best of the Company’s knowledge, there are no governmental laws, decrees, or regulations in Canada (i) relating to restrictions on import/export of capital or (ii) affecting the remittance of interest, dividends, or other payments to non-resident holders of the Common Shares. Any such remittance to United States residents, however, is generally subject to a 15% withholding tax pursuant to the Canada — United States Income tax Convention.

E.	Taxation

United States Federal Income Tax Consequences

The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment, persons that enter into “constructive sales” involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company’s outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as “capital assets” as defined in Section 1221 of the Code.

This discussion is addressed only to “U.S. Holders.” A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

U.S. holders of common shares are advised to consult with their own Tax advisors with respect to the U.S. federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the Purchase, ownership and sale of common shares applicable in their particular Tax situations.

Sale or Exchange of Common Shares

A U.S. Holder’s sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis in the Common Shares sold. If a U.S. Holder’s holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. The Internal Revenue Service Restructuring and Reform Act of 1998 (the “1998 Act”) includes substantial changes to the federal income taxation of capital gains by non-corporate U.S. Holders. Under the 1998 Act, long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 20% federal income tax rate if the Common Shares sold have been held for more than one year at the time of the sale or exchange. U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder’s holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See “Certain Canadian Federal Income Tax Considerations — Taxation of Capital Gains on Sale of Common Shares” for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000 ($1,500 if married and filing separately).

A U.S. Holder’s tax basis in his, her or its Common Shares generally will be the purchase price paid therefore by such U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such Common Share and will include the day on which such U.S. Holder sells the Common Share.

Treatment of Dividend Distributions

For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder’s income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code. Dividend distributions in excess of the Company’s current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder’s tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares. Dividends paid in Canadian dollars will be includible in income in a

U.S. dollar amount based on the exchange rate at the time of their receipt. Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder’s U.S. federal income tax liability or, at the U.S. Holder’s election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Common Shares generally will be classified as “passive income” for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.

In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Information Reporting and Backup Withholding

Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 30% U.S. backup withholding tax. In addition, the proceeds of a U.S. Holder’s sale of Common Shares may be subject to information reporting and the 30% U.S. backup withholding tax. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Canadian Federal Income Tax Considerations

The following discussion summarizes the material Canadian Federal income tax considerations relevant to an investment in the Common Shares by a holder who, for income tax purposes, is resident in the United States and not in Canada, holds the Common Shares as capital property, deals at arm’s length with the Company, does not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of an individual investor, is also a United States citizen. The tax consequences of an investment in the Common Shares by an investor who is not as described above may be expected to differ from the tax consequences discussed herein.

This discussion is based upon the provisions of the Income Tax Act (Canada) (the “Tax Act”), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the “Convention”), and administrative practices published by Canada Custom and Revenue Agency, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

Taxation of Distributions from the Company

Dividends paid or credited on the Common Shares to U.S. residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of Common Shares by the Company, as described below. The rate of withholding tax is reduced if the beneficial owner of the dividend is a company, which owns at least 10% of the voting stock of the Company at the time the dividend, is paid. In this case, the rate is 5% of the gross amount of the dividends.

If Common Shares are purchased by the Company, a holder will be deemed to have received a dividend to the extent that the amount paid on the repurchase exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. The portion, if any, of the acquisition proceeds that are deemed to be a dividend will be subject to Canadian withholding tax on dividends, as described above. Further, the holder will be deemed to have disposed of the Common Shares for the amount paid by the Company for the Common Shares less the amount deemed to have been received as a dividend. If this results in a capital gain to a holder, the tax consequences will be as described below.

Taxation of Capital Gains on Sale of Common Shares

Under the Tax Act, a holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither he nor persons with whom he did not deal at arm’s length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a Common Share will be relieved under the Convention from such liability unless:

a.	the Common Share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

b.	the holder

i.	is an individual and was resident in Canada for 120 months during any 20-year period preceding the disposition,

ii.	was resident in Canada at any time during the 10 years immediately preceding the disposition; and owned the Common Share when he ceased to be a resident of Canada.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2002 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a securityholder of the Company.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC’s regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We “incorporate by reference” information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc., 300-4401 Still Creek Drive, Burnaby, British Columbia, Canada V5C 6G9 Attention Corporate Secretary.

I.	Subsidiary Information

Reference is made under “Item 4c. Organization Structure”.

11.	Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company’s sales and corresponding receivables are substantially in U.S. dollars. However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian dollars. Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures. The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar. At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Reference is made under “Item 8 Financial Information” specifically note 9(b):

The Company’s long-term debt is a market risk sensitive instrument (“instrument”). The Company does not enter into instruments for trading purposes, and as such the Company’s long-term debt was entered into for purposes other than trading purposes.

The Company’s long-term debt is subject to the following market risk categories:

Exchange and interest rate risk

The following table presents expected cash flows related to the Company’s long-term debt. The information is presented in Canadian dollars, which is the Company’s reporting currency. The instrument’s actual cash flows are denominated in US dollars. Exchange rates can vary, and also under certain circumstances the long-term debt is convertible into common shares of the Company — as a result, the actual cash flows could differ significantly. The instrument’s interest rate is fixed at 8% for the term of the contract. Market interest rates for debt with similar terms and remaining maturities can vary and therefore the Company may, from time to time be incurring significantly higher or lower interest costs compared to other Companies. The Company has not entered into any derivative agreements to mitigate either the foreign currency or interest rate risk.

	2003	2004	2005	2006	2007	Total	Fair Value

Long-term debt ($000’s)	252	252	252	252	3,408	4,416	3,155

A change of 1% in the market interest rates compared to this instrument’s fixed interest rate of 8% would have resulted in an opportunity cost of approximately $15,700 for fiscal 2002.

The average exchange rate for fiscal 2002 was Cdn$1.5704 per US$1.00. A change of 1% in the average exchange rate would have impacted our interest cost for this instrument by approximately $1,000.

12.	Description of Securities Other than Equity Securities

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.	Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-14(c) within 90 days of the filing date of this annual report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

16.	[Reserved]

PART III

17.	Financial Statements

Reference is made under “Item 8 Financial Information”.

18.	Financial Statements

Not applicable. See Item 17.

19.	Exhibits

•	4.1	Note Purchase, Paying and Conversion Agency Agreement, dated March 28, 2002, between the Company and Banco Del Gottardo
•	6.1	Employment Contract, dated September 24, 2002 between the Company and Yutaka Ueda.
•	6.2	Employment Contract, dated October 23, 2002 between the Company and Troy Bullock.
•	6.3	Employment Contract, dated October 16, 2002 between the Company and Michael Heaven.
•	6.4	Employment Contract, dated October 23, 2001 between the Company and Mark Ahrens-Townsend.
•	99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Yutaka Ueda
•	99.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Troy Bullock

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Norsat International Inc. (Registrant) “Troy Bullock”

(Signature)*

Date:	May 20, 2003	Troy Bullock, Chief Financial Officer

*	Print the name and title of the signing officer under this signature.

I, Yutaka Ueda, certify that:

1.	I have reviewed this annual report on Form 20-F of Norsat International Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 20, 2003	“Yutaka Ueda”
Yutaka Ueda President and Chief Executive Officer

I, Troy Bullock, certify that:

1.	I have reviewed this annual report on Form 20-F of Norsat International Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

c)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

d)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:	May 20, 2003	“Troy Bullock”
Troy Bullock Vice President, Finance and Chief Financial Officer