Form 20-F
period 2003-12-31
NORSAT INTERNATIONAL INC /
filed 2004-05-21
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

___	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
_X_	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2003
OR
___	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number:  0-12600

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  39,000,831 common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  _X_ Yes  ___ No

Indicate by check mark which financial statement item the registrant has elected to follow.   _X_   Item 17 ___  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 ___ Yes  ___ No

TABLE OF CONTENTS

1. **IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS** ... 3
2. **OFFER STATISTICS AND EXPECTED TIMETABLE** ... 3
3. **KEY INFORMATION** ... 3

A. SELECTED FINANCIAL DATA ... 3
B. CAPITALIZATION AND INDEBTEDNESS ... 5
C. REASONS FOR THE OFFER AND USE OF PROCEEDS ... 5
D. RISK FACTORS ... 5

4. **INFORMATION ON THE COMPANY** ... 9

A. HISTORY AND DEVELOPMENT OF THE COMPANY ... 9
B. BUSINESS OVERVIEW ... 12
C. ORGANIZATIONAL STRUCTURE ... 16
D. PROPERTY, PLANTS AND EQUIPMENT ... 16

5. **OPERATING AND FINANCIAL REVIEW AND PROSPECTS** ... 17

A. OPERATING RESULTS ... 17
B. LIQUIDITY AND CAPITAL RESOURCES ... 24
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC. ... 25
D. TREND INFORMATION ... 25
E. OFF-BALANCE SHEET ARRANGEMENTS. ... 26
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS ... 26
G. SAFE HARBOR. ... 26

6. **DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES** ... 27

A. DIRECTORS AND SENIOR MANAGEMENT ... 27
B. COMPENSATION ... 28
C. BOARD PRACTICES ... 31
D. EMPLOYEES ... 36
E. SHARE OWNERSHIP ... 36

7. **MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS** ... 38

A. MAJOR SHAREHOLDERS ... 38
B. RELATED PARTY TRANSACTIONS ... 38
C. INTERESTS OF EXPERTS AND COUNSEL ... 38

8. **FINANCIAL INFORMATION** ... 39

A. CONSOLIDATED FINANCIAL STATEMENTS ... 39
B. SIGNIFICANT CHANGES ... 76

9. **THE OFFER AND LISTING** ... 76
10. **ADDITIONAL INFORMATION** ... 77

A. SHARE CAPITAL ... 77
B. MEMORANDUM AND ARTICLES OF ASSOCIATION ... 77
C. MATERIAL CONTRACTS ... 80
D. EXCHANGE CONTROLS ... 80
E. TAXATION ... 81
F. DIVIDENDS AND PAYING AGENTS ... 85
G. STATEMENT BY EXPERTS ... 85
H. DOCUMENTS ON DISPLAY ... 85
I. SUBSIDIARY INFORMATION ... 86

11. **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK** ... 86

i

ii

PART I

1.

Identity of Directors, Senior Management and Advisers

Not applicable.

2.

Offer Statistics and Expected Timetable

Not applicable.

3.

Key Information

A.

Selected financial data

Table 1 below summarizes selected consolidated financial data for the Company calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for each of the years in the three year period ended December 31, 2003 and as at December 31, 2003 and 2002 have been extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.  Reference is made to Note 23 of the consolidated financial statements of Norsat included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.  Information for the years ended December 31, 2000 and 1999 and as at December 31, 2001, 2000 and 1999 has been extracted from audited consolidated financial statements not disclosed elsewhere herein.

Table 1:  Selected Financial Information according to Canadian GAAP

	(all dollar amounts are in 000's except per share information)
Year Ended December 31	2003	2002	2001	2000*	1999*
Sales	12,980	14,675	20,599	22,017	17,774
Loss from continuing operations	(8,169)	(6,182)	(22,598)	(27,503)	(7,891)
Net loss	(8,245)	(6,270)	(22,572)	(35,703)	(8,115)
Basic and diluted loss per share from continuing operations	(0.23)	(0.18)	(0.71)	(1.01)	(0.38)
Basic and diluted loss per share	(0.23)	(0.19)	(0.71)	(1.32)	(0.39)
Weighted average number of shares	36,101	33,501	31,803	27,105	20,852
Dividends per share	-	-	-	-	-
As at December 31
Total assets	9,515	17,026	20,025	47,663	33,092
Net assets	5,175	8,971	11,376	28,828	20,357
Long-term debt (excluding current portion)	1,271	1,251	-	-	-
Capital Stock	39,153	34,715	33,974	74,192	29,808

*amounts have been restated for discontinued operations in fiscal year 2000

Table 2:  Selected Financial Information according to US GAAP

	(all dollar amounts are in 000's except per share information)
Year Ended December 31	2003	2002	2001	2000*	1999*
Sales	12,980	14,675	20,599	22,017	17,774
Loss from continuing operations	(7,349)	(5,811)	(19,873)	(34,474)	(12,176)
Net loss	(7,425)	(5,899)	(19,848)	(42,675)	(12,165)
Basic and diluted loss per share from continuing operations	(0.21)	(0.17)	(0.62)	(1.27)	(0.58)
Basic and diluted loss per share	(0.21)	(0.17)	(0.62)	(1.57)	(0.58)
Weighted average number of shares	36,101	33,501	31,803	27,105	20,852
Dividends per share	-	-	-	-	-
As at December 31
Total assets	9,991	17,276	19,909	42,942	33,729
Net assets	4,330	7,317	11,281	25,987	20,722
Long-term debt (excluding current portion)	2,593	3,155	-	-	-
Capital Stock	113,788	109,350	108,608	103,536	55,522

*amounts have been restated for discontinued operations in fiscal 2000

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

The close of business on April 11, 2004:  1.3268

	Year Ended December 31
	2003	2002	2001	2000	1999
Average for period	1.4015	1.5704	1.5484	1.4852	1.4858

	Month Ended
	2004			2003
	Mar.	Feb.	Jan.	Dec.	Nov.	Oct.
High for period	1.3476	1.344	1.3264	1.3399	1.3359	1.348
Low for period	1.3079	1.3102	1.2692	1.2924	1.2973	1.3038

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

Risks Associated With Our Financial Results

Our inability to generate sufficient cash flows may result in us not being a going concern.  Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the year ended December 31, 2003 and in prior years. The Auditors’ report on our consolidated financial statements includes additional comments about the existence of conditions and events that cast substantial doubt on our ability to continue as an on-going concern. Our consolidated financial statements include no adjustments that might result from the outcome of this uncertainty.

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

We cannot be sure that we will be able to compete effectively with our current competitors. The satellite communications industry is intensely competitive. Our competitors have technologies, products and resources that may be more advantageous and they compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have. Our ability to compete effectively will depend on our ability to increase sales and attract new customers in a timely and cost effective manner and market and sell these products at competitive prices. We are dependent on others for the manufacture of,or supply of components for the manufacture of, products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell and, with the progression of the portable terminals from development to production, we rely on our suppliers to provide components for the production of terminal products. If either the manufacturers or suppliers cannot deliver products to us on time, and at competitive pricing, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon proprietary technology. Due to the rapid technological change in our markets and since our technology is, in part, proprietary, we rely primarily on trade secrets and we do not have adequate patent applications to protect our technology. We also enter into confidentiality, and non-compete agreements with our employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

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

We may be subject to product liability claims that are not fully covered by insurance. The manufacturing, sale, and marketing of our satellite products exposes us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems, which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors that could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Since we sell our products around the world, we face financial risks associated with currency fluctuations and other risks relating to our international operations that may adversely impact our business and results of operations. To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources in order to expand our international sales and marketing activities, including the hiring of an international sales force and agents. If we are unable to maintain or increase international market demand for our products, our business would be harmed. We are increasingly subject to a number of risks associated with international business activities, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

  increased expenses associated with marketing services in foreign countries;

  general economic conditions in international markets;

  unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

  tariffs, export controls and other trade barriers;

  longer accounts receivable payment cycles and difficulties in collecting accounts receivable; and

  potentially adverse tax consequences, including restrictions on the repatriation of earnings.

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

Risks That May Affect The Value Of Norsat Shares

The exercise of our existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. The Company has 75,000,000 shares of Common shares authorized, of which 39,000,831 were outstanding at December 31, 2003 and an additional 9,883,272 shares have been reserved for issuance upon the exercise of outstanding options or warrants or shares to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

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

Head Office Contact Information

The Company’s head office is located at:

300-4401 Still Creek Drive

Burnaby, British Columbia

Canada  V5C 6G9

Telephone: 604-292-9000

Fax: 604-292-9100

Email: investor@norsat.com

www.norsat.com

Important Events

Fiscal 2003 was a time of intense change at Norsat. New management. New products. New strategies. Renewed focus. It was both an exciting time and a difficult one as the Company initiated numerous restructuring and process changes to improve operating procedures and the overall business. The ultimate goal of these initiatives is to ensure that Norsat returns to profitability in 2004 and builds a platform for continued success in subsequent years.

Fiscal 2003 was a year of investing in the Company’s future. Norsat has undertaken steps to ensure that it reverses the trend of under performance and to build a stronger, more solid business model. While the losses generated in the past year were disappointing, they stemmed largely from investments necessary to our future growth.

The organization has been restructured to align the cost base with the cash-flow generated from the Company’s revenue stream. Operating expenses have been substantially reduced, with Q4 costs half what they were at the beginning of the year. Engineering and Production are focused not only on superior technology but also on commercial viability. Norsat is aggressively building a vigorous sales and marketing organization to drive revenues worldwide.

Throughout the first nine months of the year, the Company invested heavily in the development and commercialization of the Norsat OmniLinkTM line of portable satellite terminal products. This investment included a major focus on product ruggedness, reliability and global regulatory compliance to uphold Norsat’s standard for quality. Throughout, attention was focused on ensuring the product could be broadly marketed and sold on a global basis.

To help achieve maximum sales, Norsat concentrated on building a strong channel network to provide high levels of customer interaction. Demonstrating both a global and a local presence, a solid channel network is critical to Norsat’s growth, particularly in markets where political, cultural, or economic barriers may exist. Creating a single point of presence for Norsat OmniLinkTM products in each market segment, the channel strategy streamlines the cost of sales and support, while providing the end-customer with a direct local point of contact. Importantly, the channel network also minimizes the risk to both the end-customer and to our shareholders as Norsat expands its reach around the globe.

A strategic focus on Norsat’s microwave component business resulted in improved results within this highly competitive, commoditized segment. Efforts in this area translated into steadily increasing margins throughout the year from 16% in Q1 to a very respectable 32% in Q4. Additionally, over $4 million in cash was generated through a 73% reduction in our inventory level. The microwave component business proved to be a critical contributor to Norsat’s revenue and profit stream for the year, and is expected to continue to contribute positively to the company’s overall finances.

The commercial release of the Norsat OmniLinkTM product line in the fourth quarter of 2003 provided encouraging results. The initial market response has been very strong, particularly in several key vertical industries broadcast, defense, and telemedicine sectors. Total sales exceeded $1 million dollars in Q4 alone.

Norsat’s key objectives for 2004 will be returning the Company to profitability, building a leadership position in the portable terminal market space and regaining a solid foothold in the microwave component market.  While these are significant challenges, management believes that the foundation put in place in 2003 will enable the Company to reach this goal.  The company is now well positioned to drive new portable terminals and microwave sales, the #1 focus of every person in the Company.

To support our results-oriented approach, Norsat has implemented a new compensation plan geared to encouraging and rewarding individual and team successes and to building a dynamic and involved organization.  A cohesive team environment is critical to our future as we strive for improved efficiency while maintaining high quality and strong accountability to our customers and shareholders.

The Norsat team has made considerable progress through some fundamental cultural and operational shifts, and we continue to improve on critical areas of our business operations.  We are particularly pleased with our recent achievements given the external challenges faced during the year, including a significant devaluation of the US currency, continued price pressure in the microwave component industry, and the ongoing capital spending constraints in the communications industry.  Despite these obstacles, Norsat has persevered and emerged from the year invigorated with renewed direction and armed with the innovative Norsat OmniLinkTM product line.

The following were important events during the year:

  The successful field operation of Norsat’s NewsLinkTM was demonstrated by embedded journalists reporting from the frontlines of the Gulf conflict near the Iraq/Kuwait border.

  Norsat introduced a smaller, smarter, lighter NewsLink at NAB2003 where interest in the product was generated.  Subsequent to its introduction several key sales of the NewsLink were secured.  The first sale was made to Alaska’s largest television station primarily because the unit was the most portable broadcast quality option and could operate flawlessly in Alaska’s most remote and rugged locations.  In addition, a major US Government Agency chose to purchase two NewsLinks for dissemination of overseas events in Iraq to the US. because it offered the highest quality satellite performance in a highly portable package.

  Norsat expanded its marketing, sales, warehousing and distribution of LNB and transmitter products in the US by naming SEGI Inc. as a Master Reseller.

  Norsat completed two financings during 2003:

  In April, Norsat completed a financing (US$1,981,033) for net cash proceeds of CAD $2,919,290.  Each unit consisting of one common share and one share purchase warrant.  The warrants expire after three years and entitle the holder to purchase one additional common share of the Company for US$1.00.  During 2003, the existing agreements for 820,668 of these warrants were amended to reduce the exercise price to US$0.42 and  shorten the expiry date to January 15, 2004.

  In October, the Company completed a financing for net cash proceeds of CAD$1,501,425.  Each unit consisting of one common share and one share purchase warrant.  The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for US$0.42.

  Initial sales of Norsat’s SecureLinkTM demonstrated the wide ranging applications of a secure, portable, high quality broadband solution for telemedicine and military needs.  A major US defence contractor was the first to qualify the SecureLinkTM as the best solution for providing secure communicatons for military applications in unforgiving conditions.  UC Davis chose Norsat’s SecureLinkTM to providing life-saving telemedicine to remote areas of California where inadequate communications infrastructures exist.

  Cameron Hunter was appointed President and Chief Executive Officer.

  Kenneth Crump was appointed Chairman of the Board, succeeding Gaetano Manti, who remains a Director of the Company.

  Norsat decided to transfer from the Nasdaq Small Cap Market to the Over-the-Counter Bulletin Board.

  Norsat and Novra Technologies entered into an agreement to share the Intellectual property for the DVB data hub and IP Encapsulatory, which Novra would continue to further develop the technology, and Norsat would continue to utilize the technology in its portable satellite terminals.  As part of the agreement Novra agreed to take over support contracts to existing customers of Norsat’s open Networks product.  Consequently, Norsat closed its research and development office in Winnipeg.

Capital Expenditure

A description of the Company’s principal Capital Expenditures over the last three years is as follows:

  During 2001 the Company purchased property and equipment totalling $641,590.  The majority of the purchases were for test equipment, computer equipment and to create certain broadband equipment to be used exclusively for demonstrations and evaluation.

  During 2002 and 2003 the Company made purchases in the amounts of $228,479 and $98,497 respectively primarily relating to the purchase of test equipment.

A.

Business overview

Description of Business

Company Overview

Norsat International Inc. designs, manufactures and markets microwave and portable satellite products, engineered for high-speed data transmission. Founded in 1977, Norsat has a long-standing history of both innovation and reliability in satellite technology. As the first Company to successfully produce and install a personal satellite receiving system, Norsat has built its world-renowned reputation with a long list of technology firsts. Based in British Columbia, Canada, millions of Norsat satellite communications products have been sold around the world.

Innovation in Technology

For more than 25 years, Norsat has provided its customers with next-generation products and network systems. Norsat technology innovations include: first to market a C-band Low Noise Block Downconverter (LNB) in 1984 and a Ku-band PLL LNB in 1989; first to deliver a portable Ka-band satellite terminal in 1995; and first to market a commercial Ka-band Terminal for broadband applications in 2000.

Most recently, Norsat has applied its unique combination of experience and expertise in radio frequency (RF), video transmission and satellite data networking technologies to create the Norsat OmniLink™ family of portable satellite terminal products. Commercially released in late 2003, the Norsat OmniLink™ terminals are ultra-portable, designed for rugged use in remote locations and offer the same performance as products twice their size.

Product Line

Norsat provides best-of-breed products in two primary categories: portable satellite terminals and microwave products and accessories.

Norsat OmniLink™ Portable Satellite Terminals meet the demanding needs of broadband video or data users located in remote regions where broadband data communications is unreliable or non-existent. Field-tested in Iraq, the Norsat NewsLink™ portable satellite newsgathering (SNG) terminal and the Norsat SecureLink™ portable data transmission satellite terminal offer a complete satellite solutions, providing unique portability, performance and ease-of-use, even in harsh conditions.

With a total cost of ownership less than comparable SNG solutions, the OmniLink family of satellite terminals is ideal for use by government and peace-keeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat Microwave products and accessories cover a full range of high quality, innovative satellite receivers (LNBs), transmitters (BUCs), transceivers, IP Encapsulators and customized products to meet customers’ exact needs. A household name for its microwave offerings, Norsat meets regularly with key customers and industry players to understand their needs and ensure that Norsat products and solutions continually maximize customers’ business results.

Customers

Norsat’s extensive customer list includes all levels of government, educational and financial institutions, resource companies, broadcasters and Fortune 1000 companies. Recent customers include CBS News, Fox News, KTUU (an NBC affiliate station), the US Military, iCable (Hong Kong), BSkyB (UK), Boeing, Andrew, Prodelin, PanAmSat, and Clear Channel.

Norsat distributes its products and services to its worldwide customer base from offices in North America and Europe, and through a global network of partners and distributors. The experience of Norsat’s management, sales, marketing, and technical teams is one of the key success factors for the Company.  To effectively serve its global customer base, Norsat employs a culturally diverse workforce including sales, marketing, and service staff.

Norsat concentrates on attracting the best and the brightest in scarce talent technology areas and in the sales and marketing of telecommunications products. Today, the Norsat team includes talent from around the world with knowledge that dates back to the late 1960's.

Two business segments

Norsat operates two strategic business units, Microwave Products and Satellite Systems – Portable Satellite Terminals.  While both businesses provide core infrastructure elements for the transportation of high-speed data, the markets for each and the way each business builds, sells, and delivers its products are fundamentally different.

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

Market Profile

Norsat’s primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat’s components into a complete satellite solution for end user customers located all over the world.  Norsat has won key contracts with customers including:

  Pan Am Sat

  Channel Master/Andrew

  Patriot Antenna Systems

  Hughes Network Systems

  Intelsat

  British Telecom

Satellite Systems Business Unit

Norsat’s OmniLinkTM family of portable satellite terminals

Norsat entered the portable satellite terminal business in 2001, receiving a special order for 20 units geared to a military application (delivered in 2002).  In 2002, the Company identified significant market potential in a number of markets for these lightweight compact units.  In 2002, the Company began to focus its efforts on analyzing the market for terminals, developing business cases and marketing plans, gearing up product development and enhancement activities, and focusing on sales and marketing.

The pico-Terminals, as they were initially called, were custom designed to provide reliable voice and data communication via satellite from a small, portable outdoor unit and laptop computer, housed in two suitcases.  The terminals minimize interference and ensure data privacy and protection, essential characteristics for a military application.

During 2002, the Company developed a pre-production unit, designed specifically to meet the needs of news broadcasters wishing to transmit high quality news from remote locations.  This unit was named the Norsat NewsLink™.  By year-end, Norsat had confirmed the sale of two units to leading broadcaster CBS News.  In early 2003, additional units were being tested and a second major US news network had purchased a third unit.  All units were broadcasting reports from the frontlines during the War in Iraq in the first quarter of 2003.   Also in 2003, the Company released a second-generation production model of the Norsat NewsLink™ to be known as the Model 3200.  It featured a number of enhancements (see below).

Product Overview

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

The Company provides two portable terminal solutions; a video version (Norsat NewsLinkTM) and a data version (Norsat SecureLinkTM).  These products are two of the smallest and most lightweight Ku-band, two-way communication devices in the world.  The Norsat portable satellite terminals can be carried in three suitcases and deployed and set up easily in the field in several minutes without tools.   They allow for the transmission of broadcast quality MPEG-2 video via DVB-S over satellite.  The terminals are ideally suited for the transmission of video, voice, and IP data to and from remote or hostile environments.

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

Choices for RF amplifiers, including a new 25W model, were integrated into the antenna backplane, allowing this ultra portable solution to achieve data transmission rates of 2 – 6 Mbps even near the edge of the footprint.

The NewsLink also incorporates unique and easy-to-use Microsoft Windows software with a new portable sunlight readable LCD screen and sealed keyboard that provides rich functionality such as a built-in dual-trace spectrum analyzer, carrier beacon detector, antenna alignment wizard, transmitter control, and alarming and diagnostic tools.

The primary benefit of integrating Microsoft Windows and PDA platforms into the product is ease-of-use.  By eliminating the cryptic displays, tiny front-panel buttons and much of the black art of satellite transmission typical of most existing SNG solutions, the NewsLink can be operated without an RF engineer.  The simple operation of the Norsat NewsLink was especially important for its use on the front lines of the Iraqi conflict, since news teams were limited in the number of people and equipment that could be “embedded” with the US military.

Market Profile

The current markets for the portable satellite terminals have been identified as the military and government markets and the news gathering market.  In the latter category, the Company has identified several potential tiers of clients, from the major worldwide networks (such as CBS News), to regional networks, and then to affiliate stations operating in major metropolitan areas.

The product is ideally suited for “first on the scene” live coverage of major world events (such as wars and natural disasters) and, in time, for more routine news events (such as election coverage) where mobility and timeliness are big advantages for broadcasters.

For government and military applications, the Norsat Norsat NewsLink™ is being used to provide high quality video transmission from the war in Iraq, and the Norsat SecureLinkTM provides high bandwidth data network solutions from areas where telecommunication lines are damaged or non-existent.

The company’s long-term strategy is to develop and introduce portable terminal applications for education, emergency response, mineral and natural resource exploration, and medical services.

C.

Organizational structure

D.

Property, plants and equipment

Description of Property

Our Company's head office and principal place of business since June 1, 1999 has been located in Burnaby, British Columbia, Canada.

The Company has leased approximately 32,000 square feet of warehouse and office space, of which all the warehouse and certain office space totalling approximately 8,200 square feet has been sub-leased to a tenant.  The remaining space houses the Company's corporate office and principal engineering and production department.

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

The Company has also leased 4,000 square feet of warehouse space in Burnaby, British Columbia, Canada.  The majority of receiving and shipping is done from this location.  Total rent is approximately $6,100 per month and the lease expires in 2004.

The location of the Company's head office and warehouse is well situated for access to labour and transportation, being readily accessible to the United States border and to the Vancouver International Airport and a short haul distance from the major sea ports of Vancouver and Seattle.

Norsat also operates out of leased premises in Great Britain.

5.

Operating and Financial Review and Prospects

A.

Operating results

The following information should be read in conjunction with the Company’s 2003 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 23 to the Company’s audited consolidated financial statements.  All amounts following are expressed in Canadian Dollars unless otherwise indicated.

For more than 25 years, Norsat has developed a reputation for technical excellence and innovative design. It has successfully positioned itself as a leader in providing high quality microwave products to the satellite industry, with customers in over 87 countries around the world. More recently, the Company has expanded its expertise to include the development and production of complete satellite terminals, baseband software management systems and integration services, which allowed the Company the ability to deliver higher value-added satellite systems. During 2002, Norsat began to focus its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers’ needs in several promising new markets.

Today, the Company generates revenue from its two business units, Microwave Products and Satellite Systems. The Microwave segment continues to supply satellite signal receivers, transmitters and other ground station products into the worldwide commercial market. Over the past several years, the Microwave business has been maturing. World markets for microwave products continue to be subject to increased competition and price erosion. Looking forward, the Company is committed to maintaining its strong position in this market, while continuing to generate strong cash flow. The Company’s challenges are continuing to focus on product cost reduction strategies to maintain our competitiveness, and efficiently managing our working capital. We also see significant opportunities in new Microwave markets such as providing new transmitter offerings to satisfy the continued emergence of two-way networks around the world.

The Satellite Systems segment made a significant investment in the development of Norsat’s portable satellite terminals the Norsat OmniLinkTM family of products. The Company partnered with several major broadcasters during the war in Iraq that allowed the Company to receive excellent feedback prior to the final completion of the Norsat NewsLink™ 3200 and Norsat SecureLink™ 3210 in the second half of the year.

As a result of the substantial investment in portable terminals during the past year, 2003 was a year of investing in the future. As we look forward into 2004, our cost structure is one half of where it was at the beginning of 2003 and the Company has now added a new emerging portable terminal revenue stream. The following provides an analysis of our 2003 financial results.

Fiscal 2003 Compared to Fiscal 2002

Revenues ($000’s)	Three Months Ended (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	$2,789	$2,159	$2,238	$2,356	$9,542	$10,794
Satellite Systems:
Portable Terminals	-	300	198	1,044	1,542	-
Other Systems	577	54	1,265	-	1,896	3,881
	577	354	1,463	1,044	3,438	3,881
	$3,366	$2,513	$3,701	$3,400	$12,980	$14,675

Revenues for 2003 were $12.9 million, down 12% from the $14.7 million earned in 2002.  Microwave sales experienced significant pricing pressures during the first half of the year resulting from increased price competition, a declining US dollar and a focused effort to reduce inventory levels. Although the Company did experience pricing pressures, it was able to maintain stable revenue levels through the year by increasing market share and consequently increasing volume. In addition, the Company was able to drastically reduce its higher cost inventory, and subsequently reduce the cost of its products by as much as 70%. Looking into fiscal 2004, the Company is well positioned with very competitively priced products, and plans to introduce several new lines of transmitters focused on the emerging two-way satellite networks.

The Satellite Systems segment continued to generate revenue from smaller custom system sales throughout the first three quarters of fiscal 2003. During the fourth quarter, the Company launched the commercial release of its portable terminals and immediately realized revenues in excess of $1 million. The 2002 comparative Satellite Systems revenues included a $1.5 million Open Networks system sale and a $2.3 million dollar custom project. Looking into fiscal 2004, the Company has successfully launched its line of portable satellite terminals. The Company is now selling two types of satellite terminals, a “video” version named the Norsat NewsLink™ and a “data” version named the Norsat SecureLink™. With channel partners now in place in major markets around the world, the Company is well positioned to globally offer portable satellite terminals into the broadcast, military, homeland security, disaster relief, medical, and resource markets. The portable terminals provide a competitive advantage where communications infrastructure does not exist.

Gross Margin	Three Months Ended (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	16%	24%	28%	32%	25%	38%
Satellite Systems	52%	-2%	42%	42%	39%	51%
	22%	20%	34%	35%	28%	41%

Gross margins in 2003 were 28% compared to 41% in the prior year. Microwave margins suffered early in the year as a result of market pricing pressures, focused efforts to reduce inventory levels and the impact of a falling US dollar. The Company was able to counter these negative events through significant reductions in the cost of product. These efforts are now being realized with Microwave margins steadily increasing from 16% in Q1 to 24% in Q2, 28% in Q3 and finally 32% in Q4. For Fiscal 2004, the Company is expecting margins to continue to improve as the Company’s sales of the lower-cost product continue.

Satellite Systems margins fluctuated during the first half of the year, as the Company was partnering with broadcasters during the war in Iraq to obtain direct customer feedback. The launch of the portable terminals in the fourth quarter resulted in stronger margins, however, they were offset by a number of lower margin demonstration equipment sales to resellers. Looking into 2004, with the successful launch of the portable terminals, the Company expects the margins to continue to improve.

Operating Costs ($000’s)	Three Months Ended (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
S G & A	1,719	1,677	1,286	1,063	5,745	5,830
Product Development	1,249	1,049	651	367	3,313	5,103
	$2,968	$2,723	$1,937	$1,430	$9,058	$10,933

Selling, general and administrative (SG&A) expenses remained relatively unchanged decreasing by 1% to $5.7 million from $5.8 million in 2002.  However, on a quarterly basis expenses were substantially less in the third and fourth quarters, primarily due to a continued reduction in administrative costs and tight cost control. Selling and marketing efforts were focused on developing strong partnerships with resellers in key markets around the world to help leverage further sales.

Product development activities decreased 35% to $3.3 million from $5.1 million in 2002. The reduction was a result of the Company having completed the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 during the end of the third quarter.

In addition, as a result of the agreement with Novra Technologies Inc. to assume development and support costs associated with DVB Open Networks technology, the Company was able to close its Winnipeg research and development center.  This agreement allowed the Company to further reduce its operating costs, while maintaining the ability to pursue opportunistic revenues in the future. Fourth quarter and on-going development activities are focused on projects generating near-term revenue from the line of portable terminals.

During the fourth quarter of fiscal 2003, the Company reduced its quarterly operating costs by more than one-half of what it was spending in the early part of the year.

The funding segment of the agreement between the Company and Technology Partnerships Canada (“TPC”) has been completed and, as a result, contributions for 2003 were $667,000 compared to $2.8 million for 2002.

	Three Months Ended (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Loss from continuing operations before amortization, restructuring and other expenses	$1,683	$2,086	$691	$243	$4,703	$2,021

As shown on the consolidated statement of operations, the net effect of the above factors was a loss from continuing operations before amortization, and write-down, restructuring, other expenses and income taxes of $4.7 million compared to $2.0 million in 2002.

During the year, the Company incurred additional restructuring charges of $1.2 million, a 26% reduction from the $1.7 million recorded in 2002. Amortization declined 38% to $1.1 million compared to $1.8 million in the previous year, which reflected the Company’s efforts to minimize capital expenditures and the closure of the Winnipeg office.

Other expenses for 2003 were $1.1 million, up from the $730,000 in the previous year. This change was primarily due to foreign currency losses and losses on disposal of equipment during the year, resulting from the closure of the Winnipeg office.

The net loss for 2003 was $8.2 million, or $0.23 per share, compared to $6.3 million, or $0.19 per share in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

Revenues in 2002 were $14.7 million, down 29% from the $20.6 million earned in 2001, due to lower sales of Microwave Products and Satellite Systems.  This directly reflected the continued overall slowdown in world telecommunications markets in 2002, which resulted in on-going delays in satellite infrastructure projects – the primary driver of demand for these products and services.  The revenue decline was partially offset by the first sales of the Company’s new portable satellite terminal equipment known as Norsat OmniLink™ (previously known as the pico-terminal).

Gross margins, however, declined only slightly from the previous year, contributing $6.1 million in 2002, compared to $6.4 million in 2001.  As a percentage of revenue, margins improved significantly, increasing to 41% in 2002 from 31% in 2001.  The improvement was achieved largely by focusing sales activities on the higher margin receivers and transmitters within our portfolio of Microwave Products, residual high margin service revenues from Open Networks contracts delivered in 2001 and the first Norsat OmniLink™ sales to a military client.

During 2002, the Company continued to restructure its operations, not only to further reduce overhead costs, but to also invest in new marketing and sales capabilities required to address the Norsat OmniLink™ market.  The savings more than offset the investments made in new sales and marketing resources. As a result, selling, general, and administrative (SG&A) expenses for 2002 declined another 4% to $5.8 million, from $6.1 million in 2001.

During 2002, the Company re-focused its product development activities and virtually eliminated all non-strategic development projects.  Product development expenditures, guided by a disciplined strategy and comprehensive marketing plans, were $5.1 million in 2002, a decrease of 29% from $7.1 million in 2001.  The 2002 investments in product development, all of which have been expensed, are now solely focused on the new family of Norsat OmniLink™ portable satellite terminals.

In 2002, Technology Partnerships Canada (TPC) contributions totaled $2.8 million, compared to $4.2 million in 2001. The reduction in TPC funding is proportional to the overall reduction in product development expenditures.

The net effect of the above factors was a reduction in the loss from continuing operations before amortization, write-down, restructuring, other expenses and income taxes from $2.6 million in 2001 to $2.0 million in 2002, an improvement of 23%.

The Company incurred restructuring charges of $1.7 million during 2002 compared to $1.3 million during 2001.  The 2002 amount represented the impact of the Company’s continued efforts to reorganize, refocus its core Microwave Products business, and redirected sufficient capital to obtain the required skills needed to support the development and marketing of Norsat OmniLink™.  These costs include $1.11 million ($1.14 million in 2001) for severance costs related to reducing management positions, and $550,200 ($133,765 in 2001) to recognize the net cost to the Company of sub-letting excess office space.

Amortization for the year was down drastically from $7.4 million in 2001 to $1.8 million in the current year.  This reduction reflects the write-down of goodwill and the amortization and write-down of other intangibles relating to the SpectraWorks acquisition in 2001.  In 2002 and in subsequent years, goodwill will no longer be amortized but is now subject to an impairment review annually, or more frequently if circumstances change.  During 2002, the Company reviewed estimated future cash flows related to the remaining goodwill all of which relates to the Microwave Products business unit and determined that no write-down was required.

Other expenses increased from $0.32 million in 2001 to $0.73 million in 2002.  The most significant increases related to an increase in cash and non-cash interest charges and a loss on the disposal of property and equipment.

The loss from continuing operations for 2002 totaled $6.2 million or $0.18 per share, compared to a loss of $22.6 million or $0.71 per share in 2001.  The loss from discontinued operations for 2002 totaled $88,684, compared to a recovery of $25,324 in 2001.  The loss from discontinued operations related to additional costs incurred relating to the Norsat America distribution business discontinued in 2000.

Overall, the Company significantly reduced its net loss for 2002 to $6.3 million or $0.19 per share, compared to a loss of $22.6 million or $0.71 per share in 2001.

Critical Accounting Estimates

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

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

   The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. At December 31, 2003 the Company has recorded an allowance for doubtful accounts in the amount of $64,000 as a reduction to accounts receivable.

  The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. At December 31, 2003 the Company has recorded an estimate for obsolescence in the amount of $820,000 as a reduction to inventory.

  The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers factors, which could trigger an impairment review, including significant underperformance relative to plan, a change in the Company’s business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. Effective January 1, 2002, the Company adopted CICA section 3062 “Goodwill and Other Intangible Assets”. Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Additionally, the Company designated December 31 as the date for annual impairment reviews.  At December 31, 2003, no impairment write-down of goodwill was required.

  The consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and settlement of liabilities in the normal course of operations. If the Company were not to continue as a going concern, it would likely not be able to realize on its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements. As described elsewhere in this report, at December 31, 2003 there were certain conditions that exist which raise doubt about the validity of this assumption. Management is pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. Failure to raise additional funds may result in the Company further restructuring its operations.

  The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is allocated under these arrangements by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. To date, the Company has obtained objective evidence of fair value of the undelivered elements in sales arrangements to support the use of the residual method of allocating revenue. If in the future fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2003
Sales	$3,367	$2,512	$3,701	$3,400
Loss from continuing operations	$2,706	$2,685	$2,130	$648
Net Loss	$2,706	$2,685	$2,130	$724
Loss per share from continuing operations	$0.08	$0.07	$0.06	$0.02
Net loss per share, basic and diluted	$0.08	$0.07	$0.06	$0.02
Weighted average common shares outstanding	34,177	36,023	36,177	37,983
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2002
Sales	$3,006	$3,126	$5,111	$3,432
Loss from continuing operations	$2,086	$1,334	$1,268	$1,493
Net Loss	$2,086	$1,334	$1,268	$1,582
Loss per share from continuing operations	$0.06	$0.04	$0.04	$0.04
Net loss per share, basic and diluted	$0.06	$0.04	$0.04	$0.05
Weighted average common shares outstanding	33,081	33,169	33,415	34,069

	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2001
Sales	$5,846	$4,913	$4,258	$5,583
Loss from continuing operations	$13,701	$2,322	$3,589	$2,986
Net Loss	$13,676	$2,322	$3,589	$2,986
Loss per share from continuing operations	$0.41	$0.07	$0.11	$0.10
Net loss per share, basic and diluted	$0.41	$0.07	$0.11	$0.10
Weighted average common shares outstanding	33,081	33,026	31,743	29,361

B.

Liquidity and capital resources

The Company’s cash and short-term investments balance at December 31, 2003 was $2.8 million, compared to $3.0 million at December 31, 2002.

The Company had total working capital of $4.5 million at December 31, 2003, compared to $6.9 million at December 31, 2002. Significant factors affecting the Company’s cash position included $4.4 million received from the private placements and exercise of warrants during the year, which was offset by a cash loss from operations of $4.1 million. Cash from working capital of $2.2 million was generated primarily through a reduction in inventory and collection of accounts receivable, but offset by a significant decrease in accounts payable and accrued liabilities.

The Company has been able to decrease its inventory from $5.5 million at the beginning of the year to $2.7 million at December 31, 2003, a reduction of more than 50%. Furthermore, included in the December 31, 2003 balance is an investment of more than $1.2 million in the new portable terminal inventory.

Subsequent to December 31, 2003, the Company was able to reach a settlement on an outstanding liability, which resulted in a recovery from discontinued operations of $750,000 which will be reflected in the first quarter of fiscal 2004.

The Company’s cash requirements through the end of 2004 are primarily to fund operations, product development, capital expenditures, workforce reduction restructuring activities and debt service costs. The Company currently has no significant capital asset expenditure commitments that are required to be made in 2004.

The Company has outstanding USD$2,000,000 of 8% per annum unsecured convertible notes maturing March 31, 2007.  These notes are convertible at the option of the holder into 1,176,471 common shares of the Company.

At December 31, 2003 the Company has minimum payments in 2004 under various purchasing commitments and operating lease agreements of approximately $4.6 million (see Table 5F).

The cash required to support these requirements will come from operations, the balance of cash on hand, working capital and, if necessary, additional external financing. However, it is not assured that additional financing will be available on a timely basis or on terms that are acceptable to the Company. Failure to raise additional funds may result in the Company further restructuring its operations.

As at December 31, 2003, there are 39,000,831 common shares of the Company issued and outstanding. In addition, there are 5,521,001 share purchase warrants and 3,185,800 stock options outstanding that entitle the holder to purchase one common share of the company at various prices per share. 1,543,017 of the stock options are exercisable at this time. Also, the Company’s long-term debt is convertible at the option of the holder into 1,176,471 common shares of the Company.

C.

Research and development, patents and licenses, etc.

Norsat began to identify opportunities in the mobile satellite market during 2001, drawing on its initial prototype for a mobile satellite terminal. Using this early prototype, the Norsat development team created a custom product offering aimed at the military market.  Total research and development spending for all projects in 2001 was $7.1 million.

During 2002, Norsat began to focus its development resources on the portable satellite terminal product line, refining the original pico-Terminal for military markets (now renamed Norsat OmniLink™) and introducing a terminal designed specifically for the satellite newsgathering business.  Substantially all $5.1 million spent in 2002 on product development, focused on the Norsat OmniLink™ product line development and enhancements.

During 2003, the Company incurred an additional $3.3 million of research and development cost which culminated in the release of a second-generation version of its Norsat NewsLinkTM, featuring a number of significant product enhancements improving on the ease of use, portability, functionality and performance of the product.

These strategic product development activities resulted in the following research and development expenditures:

2003	$3,313,171
2002	$5,102,929
2001	$7,137,710

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

The Company has entered into certain contracts that commit the Company's resources.  Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 15. Commitments.  Since year-end to April 11, 2003, there have been no significant changes.  Also Reference is made to Item 11: Quantitative and Qualitative Disclosures About Market Risk, where expected cash flows related to the Company's long-term debt are presented.

If exercised the Company's issued and vested stock options and warrants represent a potential source of funding.  Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 10. Share capital and contributed surplus, and B. Significant Changes.

A.

Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have not been reported in the audited financial statements for the year ended December 31, 2003.

B.

Tabular disclosure of contractual obligations.

As of December 31, 2003, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000’s)	2004	2005	2006	2007	2008 &
					Thereafter
Operating Lease	$941	$893	$908	$8	-
Inventory Purchases	$3,627	-	-	-	-
Long Term-Debt	-	-	-	$2,593	-

C.

Safe harbor.

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Kenneth Crump

Chairman of the Board

Mr. Crump became a director of Norsat in June 2002.  Mr. Crump is retired. Previously he served as Chief Operating Officer of NCompass Labs from November of 1999 to May of 2001.  From 1990 to 1999, he held a number of Senior Executive positions in operations and corporate finance at B.C. Telecom including Senior Vice-President, Corporate Services, Chief Financial Officer and Treasurer from 1995 to 1999; Prior to that, Mr. Crump served in a number of senior management positions at Microtel Ltd, including Vice-President and Chief Financial Officer from 1986 to 1989.

Mr. Crump received his MBA from the Richard Ivey School of Business, University of Western Ontario, in 1974 and a Bachelor of Science (Engineering) degree from Queen’s University in 1970.

Brian Nixon

Director

Mr. Nixon was appointed to the board in February 2004 and Chairman of the Audit Committee in March 2004.  He also currently serves as Chief Executive Officer of BC Research Inc.  From 1992 to 1999, he held senior executive positions with Infosat Communications Inc., first as Vice-President of Finance and then as President and Chief Executive Officer. Following Infosat's acquisition by BCE Media Inc. in 1999, Mr. Nixon was appointed Senior Vice-President - Business Solutions, BCE Media and Chairman of the Board of Vistar Communications Inc.  Mr. Nixon is a Certified Management Accountant and holds a MBA from the University of Calgary.

Gaetano Manti

Director

Mr. Manti became Chairman of the Board in June 2002.  He has served as the president of Il Mio Castello since October 1989 and as an international marketing consultant to Italy’s Cartier group, the New York Times magazine division and AMF, a multinational group.

Ugo A. Doninelli

Director

Mr. Doninelli became a director of Norsat in May 1988.  He is the General Manager and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A. He also serves as a Director for Nexmedia Technologies Inc., a multimedia software developer.

Senior Management

Cameron Hunter
President and Chief Executive Officer, Director

Mr. Hunter joined Norsat in January of 2003 as the Vice-President of the Microwave Business Unit and in August 2003 became the President, CEO and a Director of the Company.  Prior to Norsat, he held several positions with SkyStream Networks in Hong Kong, including Senior Director of International Sales and Senior Director of Global Solutions Partners.

Mr. Hunter has a Bachelor's Degree in Political Studies from Queen's University and a post-graduate diploma from the Asia Pacific Management Co-operative at Capilano College.

Troy Bullock

Chief Financial Officer, Director

Mr. Bullock joined Norsat in July 2000 as Director of Finance and became Chief Financial Officer of the company in March 2002.  He became a Director of Norsat in June 2002.  He spent over 9 years with KPMG LLP and most recently was a Senior Manager in their Information, Communications, and Entertainment Practice.  Mr. Bullock is responsible for all finance and accounting aspects of the Company.

Mr. Bullock graduated from Simon Fraser University with a Bachelor of Business Administration, and is a Chartered Accountant.

Chris McCormack

General Manager, OmniLink Business Unit

Mr. McCormack has held several positions with the Company, most recently as Director of Marketing.  Mr. McCormack left the Company in March 2004.

B.

Compensation

Compensation of Directors

During 2003 each of the Directors, Mr. Crump, Mr. Manti, Mr. Doninelli, and Dr. MacDonald forgave their regular board and meeting fees.  Mr. Crump was asked by the board to increase his responsibilities and to take an active role working with the management.  For these additional board duties he received total compensation for the year of $86,000.

Effective January 1, 2004, each director of the Company who is not an executive officer of the Company is paid an annual fee as follows:

Chairman

$35,000

Chairman of the Audit Committee

$25,000

Director

$20,000

In addition, each director will receive $1,000 for each board meeting and $500 for each committee meeting attended during the year.  The Company also reimburses its directors for disbursements that they have incurred on behalf of the Company.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2003 by directors who are not Named Executive Officers of the Company as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Directors who are not Named Executive Officers	None	Nil	220,833 / 554,167	Nil / 6,000

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

The following table sets forth the stock options granted during the year ended December 31, 2003, and awarded to directors or former directors who are not Named Executive Officers of the Company.

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2003	Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Gaetano Manti	100,000	8	$0.55	$0.55	December 31, 2008
Kenneth Crump	100,000	8	$0.55	$0.55	December 31, 2008
Ugo A. Doninelli	50,000	4	$0.55	$0.55	December 31, 2008
John MacDonald	50,000	4	$0.55	$0.55	December 31, 2008

Indebtedness of Directors, Executive Officers and Senior Officers

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, senior officer or proposed nominee was indebted to the Company or any of its subsidiaries during fiscal 2003, except for the following former officer:

Ed Johnson, President of Norsat America Inc.

$450,000

This loan is non-interest bearing.  The Company has commenced legal proceedings to recover the loan balance from Mr. Johnson who left the employ of Norsat America Inc. in December 2000.

Compensation of Executive

The following table sets forth, for the periods indicated, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2003 by each Chief Executive Officer and each of the individuals who were, at December 31, 2003, the most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)(2)
Cameron Hunter(3) President and Chief Executive Officer	2003	155,986	103,894	-	500,000/Nil	N/A	N/A	15,631
Yutaka Ueda(4) Former President and Chief Executive Officer	2003 2002	230,625 89,688	N/A N/A	- 160,000(7)	Nil/Nil 225,000/Nil(6)	N/A N/A	N/A N/A	228,250(5) -
Troy Bullock Chief Financial Officer	2003 2002 2001	150,000 144,053 110,000	7,889 N/A N/A	25,000 - 15,000	150,000/Nil 100,000/Nil 75,000/Nil	N/A N/A N/A	N/A N/A N/A	14,220 14,351 5,585
Chris McCormack(8) Director, Marketing	2003 2002	114,048 44,744	N/A N/A	- -	36,000/Nil 16,700/Nil	N/A N/A	N/A N/A	12,621 2,843

NOTES:

(1)

Other annual compensation includes one time ad-hoc payments authorized by the Board of Directors.

(2)

All other compensation includes car allowances, life insurance and provincial health care premiums and employer registered retirement savings plan (“RRSP”) contributions.

(3)

Mr. Hunter became an officer of the Company on January 17, 2003 and the President and Chief Executive Officer on August 16, 2003.

(4)

Mr. Ueda became an officer of the Company on September 24, 2002 and ceased to be an officer on August 15, 2003.

(5)

Mr Ueda received a housing allowance and a six-month severance package upon leaving the Company on August 15, 2003.

(6)

Mr. Ueda received 75,000 options as a director prior to being appointed President and CEO.

(7)

Represents a relocation-signing bonus.

(8)

Mr. McCormack became an officer of the Company on July 17, 2003 and ceased to be an officer on September 1, 2003.

Long-Term Incentive Plans

No Long Term Incentive Plan awards were made to any Named Executive Officer for the year ended December 31, 2003.

Stock Option Repricing

The Company did not reprice any options or SARs held by any of the Named Executive Officers during the most recently completed fiscal year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for it’s directors or executive officers.

C.

Board practices

Mandate of the Board

The Board of Directors is responsible for the stewardship of the Company and endorses a system of corporate governance designed to effectively manage and supervise the management of the business and the affairs of the Company. The Board also provides considerable guidance to Management in pursuit of the Company’s objectives.

The Board acknowledges that good corporate governance is important to the effective performance of the Company and plays a key role in protecting the interests of shareholders.

The Board continues to review the existing or proposed amendments to governance guidelines and practices in order to implement the most effective corporate governance policies and practices for the Company.  The Board plans to adopt changes to their governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission, the Ontario Securities Commission, the Toronto Stock Exchange, and other applicable securities regulatory authorities.

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

Composition of the Board

The Board is currently composed of seven (7) directors, five (5) of whom are considered “unrelated” to the Company by TSX guidelines – which state an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval.

The Board meets at least quarterly to carry out its duties and members of the board who are not management meet on an informal basis during the year to discuss the Company’s progress and management.

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management.  The Company assigns an employee to respond to shareholder inquiries and to direct appropriate matters to senior management.  Senior management will meet with shareholders to discuss their concerns where appropriate.

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

Directors’ and Officers’ Liability Insurance

The 2003 premiums for directors’ and officers’ liability insurance coverage, in the amount of $10,000,000, amounted to $350,000.  The premiums for the same level of insurance for 2004 have decreased to $325,000.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting.  Of the present directors, Messrs. Manti, Crump, MacDonald, and Mr. Bullock have been directors since June 2002.  Mr. Doninelli has been a director of the company since May 1988, Mr. Hunter since August 2003 and Mr. Nixon since February 2004.  The Company does not provide for benefits beyond employment with the company.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of four (4) directors: Messrs. Nixon (Chair), Doninelli, MacDonald and Crump (each of whom is independent and an

“unrelated” director).  Dr. MacDonald will not be seeking re-election to the board at this Annual General Meeting.  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Nixon has an accounting designation and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2003, the Audit Committee met four (4) times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

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

The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The following table sets forth fees paid by the Company to KPMG LLP for all services in 2003 and 2002.

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2003	$86,000	$19,650	$59,950	$0
2002	$99,750	$9,900	$35,000	$0

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2003.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee (“the Committee”) of the Board of Directors is comprised of three directors:  Messrs. Manti (Chair), Crump and Doninelli.  All of the members of the committee are independent of management.  None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

The Committee reviews and makes recommendations to the Board with respect to Norsat’s Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Compensation Objectives

During 2003, the Committee, with the participation of the executive, undertook a complete review of compensation policies for the executive, management and the employees of the Company including having the polices reviewed by an outside professional compensation firm.  New compensation policies were established to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

  To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

  To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.

  To attract and retain talented individuals to lead those functions that are important to Norsat’s success.

In January 2004 the Company introduced a new “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual’s skill performance, and experience. The Company’s benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance.  In January 2004, an annual incentive compensation plan was introduced to all employees based on the objectives previously discussed.  Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives.  The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company’s success.  Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance.

Equity Participation

The Board believes that all employees should have a stake in Norsat’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance.

Options are issued at the market price of the stock at the date of the grant. The options have up to a ten (10) year term and vest between 1 and 4 years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. Mr. Hunter joined Norsat on January 17th, 2003 and was appointed to the position of Chief Executive Officer effective August 16th, 2003. As the Chief Executive Officer, he receives an annual salary of $200,000. Mr. Hunter was awarded 100,000 stock options upon hiring and another 150,000 upon his appointment as Chief Executive Officer. In December, the board awarded Mr. Hunter an additional 250,000 options as part of a stock option grant to all employees. Mr. Hunter earned a bonus of $103,894 based on the achievement of specific goals established by the Committee for the fourth quarter of 2003.  Of this amount, $25,000 was paid in 2003 and the balance in the first quarter of 2004.

Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. Cameron Hunter dated August 16, 2003 pursuant to which he acts as the Company’s Chief Executive Officer, effective August 16, 2003.  The agreement is for an indefinite period.  Mr. Hunter receives an annual base salary of $200,000 plus benefits totalling approximately $16,000, and is entitled to participate in the Company’s bonus program.  If Mr. Hunter’s employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Hunter’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Troy Bullock dated October 23, 2001, as amended on March 18, 2002, pursuant to which he acts as the Company’s Chief Financial Officer, effective March 14, 2002.  The agreement is for an indefinite period.  Mr. Bullock receives an annual base salary of $150,000 plus annual benefits totalling approximately $13,500, and is entitled to participate in the Company’s bonus program.  If Mr. Bullock’s employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.    Upon termination of his employment, Mr. Bullock’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Chris McCormack dated July 17, 2003, as amended on September 1, 2003, pursuant to which he acts as the Company’s Director of Marketing.   Mr. McCormack received an annual base salary $116,000 plus annual benefits totalling approximately $5,000, and is entitled to participate in the Company’s bonus program.  If Mr. McCormack’s employment is terminated without cause, he will receive three (3) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company had entered into an employment agreement with Mr. Yutaka Ueda pursuant to which he acted as the Company’s Chief Executive Officer.  Mr. Ueda left the Company on August 15, 2003 and, and an agreement was reached in which he received six (6) months of his annual compensation, plus additional relocation cost in lieu of notice of termination of employment.    Mr. Yutaka’s incentive stock options continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

D.

Employees

The following table shows the number of employees by geographical location at the end of each year ending December 31:

	Canada	United States	Other	Total
2003	40	1	1	42
2002	77	2	6	85
2001	102	1	7	110

We believe that our work force is highly skilled, capable and motivated and that our relations with our employees are good.

E.

Share ownership

The following table sets forth stock owned or controlled by Directors and Officers of the Company during the year ended December 31, 2003:

Name, Position and Country of Residence	Number of common shares owned	Number of common share warrants owned
Kenneth Crump (Chairman and Director) Canada	Nil	Nil
Gaetano Manti (Director) Italy	1,200,000	Nil
John MacDonald (Director) Canada	Nil	Nil
Ugo A. Doninelli(2) (Director) Switzerland	1,985,575 (4)	Nil

Brian Nixon (Director) Canada	Nil	Nil
Cameron Hunter (President, CEO, and Director) Canada	182,000	182,000
Troy Bullock (CFO, secretary, and Director) Canada	150,000	150,000
Chris McCormack (General Manager) Canada	Nil	Nil

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.  See "Voting Shares and Principal Holders Thereof".

(2)

Mr. Doninelli, by virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., exercises direction over 1,985,575 common shares of the Company held by Prismafin S.A.

The following table sets forth stock options granted during the year ended December 31, 2003, and awarded to each of the Directors and Named Executive Officers:

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2003	Average Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Kenneth Crump	100,000	8	$0.55	$0.55	December 15, 2013
Gaetano Manti	100,000	8	$0.55	$0.55	December 15, 2013
John MacDonald	50,000	4	$0.55	$0.55	December 15, 2013
Ugo A.Doninelli	50,000	4	$0.55	$0.55	December 15, 2013
Brian Nixon	Nil	0	$0.00	$0.00	N/A
Cameron Hunter	150,000	13	$1.50	$0.55	December 15, 2013
Cameron Hunter	250,000	21	$0.55	$0.55	December 15, 2008
Cameron Hunter	100,000	8	$1.45	$0.55	December 15, 2013
Troy Bullock	150,000	13	$0.55	$0.55	December 15, 2008
Chris McCormack	36,000	3	$0.55	$0.55	December 15, 2008

The following table sets forth details of all exercises of stock options during the year ended December 31, 2003 by the Directors and Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Kenneth Crump	None	Nil

Gaetano Manti	None	Nil
John MacDonald	None	Nil
Ugo A. Doninelli	None	Nil
Brian Nixon	None	Nil
Cameron Hunter	None	Nil	Nil / 500,000	Nil / 5,000
Yutaka Ueda	None	Nil	150,000 / Nil	Nil / Nil
Troy Bullock	None	Nil	156,250 / 168,750	Nil / 3,000
Chris McCormack	None	Nil	16,700 / 36,000	Nil / 720

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2003, less the exercise price of in-the-money stock options.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 36,177,164 common shares are issued and outstanding as at April 11, 2003.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 5% of the voting rights attached to all outstanding common shares of the Company., except for Prismafin, S.A. which exercises direction over 1,985,575 common shares or 5% of the currently outstanding shares.  Mr. Ugo Doninelli, who is one of the Company’s directors, is the General Manager of Prismafin, S.A.

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

The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements and their report follows.

“Cameron Hunter”	“Troy Bullock”
Cameron Hunter	Troy Bullock
President and Chief Executive Officer	Chief Financial Officer

February 13, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that in our opinion these principles have been applied, except for the change in accounting for stock-based compensation as explained in note 2(b), on a consistent basis.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

February 13, 2004

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the shareholders dated February 13, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada

February 13, 2004

NORSAT INTERNATIONAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2003 and 2002

	2003	2002

Assets
Current assets:
Cash and cash equivalents (note 3)	$2,581,141	$2,907,811
Short-term investments	250,000	71,965
Accounts receivable (note 4)	1,836,726	4,314,419
Inventory (note 5)	2,656,649	5,488,813
Prepaid expenses and other	176,269	419,927
Receivables from discontinued operations (note 13)	41,581	504,364

	7,542,366	13,707,299

Property and equipment (note 6)	1,482,744	2,696,490

Goodwill (note 7)	440,095	440,095

Other assets (note 8)	49,431	182,017

9,514,636 $		$17,025,901

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$381,646	$1,989,818
Accrued liabilities	1,753,400	3,211,479
Liabilities from discontinued operations (note 13)	933,403	1,268,805
Deferred revenue	-	333,842

	3,068,449	6,803,944

Long-term debt (note 9)	1,271,198	1,251,442

Shareholders' equity:
Share capital (note 10)	39,153,498	34,715,367
Contributed surplus (note 10)	1,200,109	1,188,742
Equity component of long-term debt (note 9)	1,909,127	1,909,127
Deficit	(37,087,745)	(28,842,721)

	5,174,989	8,970,515

	$9,514,636	$17,025,901

Continuing operations (note 1)
Commitments (note 15)
Subsequent events (note 21)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Kenneth Crump”	Director	“Cameron Hunter”	Director
Kenneth Crump		Cameron Hunter

NORSAT INTERNATIONAL INC.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Sales	$12,980,269	$14,674,806	$20,598,950
Cost of sales	9,292,628	8,592,626	14,238,718

	3,687,641	6,082,180	6,360,232
Expenses:
Selling, general and administrative	5,744,876	5,830,112	6,080,904
Product development	3,313,171	5,102,929	7,137,710
Technology Partnerships Canada funding (note 8(a))	(667,467)	(2,829,821)	(4,217,012)

	8,390,580	8,103,220	9,001,602

Loss from continuing operations before amortization and
write-down, restructuring, other expenses and income
taxes	(4,702,939)	(2,021,040)	(2,641,370)

Expenses:
Write-down of goodwill and intangibles
(note 7(b))	-	-	12,224,240
Amortization (note 7(b))	1,101,998	1,766,507	6,099,084
Restructuring charge (note 11)	1,232,680	1,658,858	1,274,004

	2,334,678	3,425,365	19,597,328

Loss from continuing operations before other
expenses and income taxes	(7,037,617)	(5,446,405)	(22,238,698)

Other expenses (note 19)	1,077,871	729,672	324,086

Loss from continuing operations before income taxes	(8,115,488)	(6,176,077)	(22,562,784)

Income taxes (note 12)	53,241	5,500	35,000

Loss from continuing operations	(8,168,729)	(6,181,577)	(22,597,784)

Recovery (loss) from discontinued
operations (note 13)	(76,295)	(88,684)	25,324

Net loss	$(8,245,024)	$(6,270,261)	$(22,572,460)

Net loss per share (note 2(i)):
Net loss per share from continuing operations:
Basic and diluted	$(0.23)	$(0.18)	$(0.71)

Net loss per share:
Basic and diluted	$(0.23)	$(0.19)	$(0.71)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.
Consolidated Statements of Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Deficit, beginning of year	$(28,842,721)	$(22,572,460)	$(45,290,073)

Reduction in deficit upon recapitalization (note 10(d))	-	-	45,290,073

Net loss	(8,245,024)	(6,270,261)	(22,572,460)

Deficit, end of year	$(37,087,745)	$(28,842,721)	$(22,572,460)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):
Operations:
Loss from continuing operations	$(8,168,729)	$(6,181,577)	$(22,597,784)
Items not involving cash:
Write-down of investment (note 8(b))	-	-	609,477
Amortization and write-down of intangibles	1,101,998	1,766,507	18,323,324
Issuance of common shares for
services (note 10(c))	-	259,845	67,500
Loss on disposal of property and equipment	281,450	197,753	-
Restructuring - write-down of assets	-	131,586	-
Interest accreted on long-term debt and
deferred finance cost amortization (note 9)	299,785	322,325	-
Loss on conversion of promissory note (note 9)	-	43,609	-
Foreign exchange loss	141,268	-	-
Stock-based compensation	11,367	-	-
Changes in non-cash operating working
capital (note 18)	2,153,422	77,124	(3,889,916)

Cash used in continuing operations	(4,179,439)	(3,382,828)	(7,487,399)
Recovery (loss) from discontinued operations	(76,295)	(88,684)	25,324
Items not involving cash:
Other	-	25,324	-
Changes in non-cash working capital and other	158,685	93,968	4,314,547

Cash provided by discontinued operations	82,390	30,608	4,339,871

	(4,097,049)	(3,352,220)	(3,147,528)

Investments:
Net purchase of property and equipment	(98,497)	(228,479)	(641,590)
Purchase of short-term investments	(178,035)	(71,965)	-

	(276,532)	(300,444)	(641,590)

Financing:
Proceeds on exercise of warrants	17,416	-	-
Issue of common shares and units	4,420,715	970,386	4,573,517
Issue of long-term debt	-	2,953,188	-
Issue of promissory note	-	461,604	-
Decrease in bank indebtedness	-	-	(2,903,047)

	4,438,131	4,385,178	1,670,470

Effect of change in exchange rates on cash	(391,220)	14,619	49,152

Increase (decrease) in cash and cash equivalents	(326,670)	747,133	(2,069,496)

Cash and cash equivalents, beginning of year	2,907,811	2,160,678	4,230,174

Cash and cash equivalents, end of year	$2,581,141	$2,907,811	$2,160,678

Supplemental cash flow disclosure (note 18)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

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

These consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations.  The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or in the absence of adequate cash flows from operations, obtaining additional financing.  The Company has reported losses and negative cash flows from operations for the year ended December 31, 2003 and in prior years.  Continued operations of the Company will depend upon the attainment of profitable operation, which may require the successful completion of external financing arrangements.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees, reducing operating costs and considering other financing alternatives for its operations (notes 9 and 10).  However, unanticipated costs and expenses or lower than anticipated revenues could necessitate additional financing or reductions in expenditures which may include further restructuring of the Company.  There can be no assurances that such financing, if required, will be available on a timely or cost effective basis.  To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations.  The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued):

(b)

Stock-based compensation:

Effective January 1, 2002 the Company adopted the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock-based payments to non-employees.  The Company elected to apply the intrinsic value method of accounting for stock-based compensation awards granted to employees.  Under the intrinsic value method, compensation expense is recognized equal to the excess of the market price of the underlying stock at the grant date over the exercise price.  No compensation cost has been recognized in 2002, as the exercise price was equal to the market price on the grant date.

In 2003, CICA section 3870 was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004.  During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, effective January 1, 2003.  Under the prospective method of adoption selected by the Company, the fair value method is applied to all employee awards granted on or after January 1, 2003.  During 2003, the Company granted stock options to employees having a weighted average fair value of $0.24 per option.  The fair value was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 89%, and risk free interest rates of 3%.  The total compensation cost of 2003 employee awards under the fair value method amounted to $282,426, of which $11,367 was expensed in 2003 and is included in selling, general and administrative expense.

If compensation cost for the Company's employee awards issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss for the year ended December 31, 2003 would have increased by $531,000 (2002 - $245,000) to $8,776,024 (2002 - $6,515,261) and loss per common share would have increased to $0.24 (2002 - $0.19).  The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

The Company’s stock-based compensation plan is described in note 10(g).

(c)

Cash and cash equivalents:

Cash equivalents include short-term deposits, which are all liquid securities with terms to maturity of three months or less when acquired.

(d)

Inventory:

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued):

(e)

Revenue recognition:

The Company generates revenue from:  the sale of microwave products and portable terminal hardware and services.

Hardware sales are recognized when goods are shipped and the title passes, there is persuasive evidence of an arrangement, collection is probable and the fee is fixed or determinable.  Provisions are established for product returns and warranty costs at the time revenue is recognized.  If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received.  For multiple element sales arrangements, revenue is allocated by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements.  Revenue is recognized for each element when there are no remaining performance obligations required based on their relative fair value at the inception of the sales arrangement.  When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.  Elements included in multiple element arrangements consist of hardware, training and installation services, monitoring and testing services and post contract support services.

For long-term contracts, revenue is recognized on a percentage-of-completion basis based upon achievement of specifically identifiable milestones as set out in the contractual arrangement.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies are reflected as deferred revenue.  As at December 31, 2003, the Company has nil (2002 - $333,842) deferred revenue.

(f)

Property and equipment:

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates which approximate the useful life of the assets:

Asset	Period

Equipment and software	2 to 10 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued):

(f)

Property and equipment (continued):

Property and equipment are assessed for future recoverability on an annual basis by estimating future undiscounted cash flows.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

(g)

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

Effective January 1, 2002, the Company adopted CICA section 3062 “Goodwill and Other Intangible Assets”.  Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

If goodwill amortization had not been recorded in 2001, the net loss and the loss per share would have been unaffected as an additional write-down of goodwill would have been required.

(h)

Short-term investments:

Included in short-term investments are securities with terms to maturity of in excess of three months when acquired (note 3).

(i)

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

As the Company has a net loss in each of the periods presented, basic and diluted net loss per share are the same, as the exercise of all warrants or options would be anti-dilutive.  The weighted average number of shares used in calculating basic and diluted net loss per share were 36,100,784 (2002 - 33,501,132; 2001 - 31,802,762).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued):

(j)

Use of estimates:

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, and provisions for warranties and contingencies.  Actual amounts may ultimately differ from these estimates.

(k)

Research and development costs:

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  During 2003, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued):

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

3.

Credit facility:

The Company has a credit facility with a major Canadian financial institution to secure letters of credit in favour of customers and suppliers totaling $200,000.  The security under these credit facilities consists of a first security interest on all of the Company’s personal property, and a collateral security agreement of $250,000, in the form of a GIC and net of Export Development of Canada performance security guarantees.

At December 31, 2003 the Company has issued and outstanding standby letters of credit and warranty bonds, net of Export Development of Canada performance security guarantees, totaling approximately $37,000.

4.

Allowance for doubtful accounts:

Accounts receivable are disclosed net of allowance for doubtful accounts.  Changes in the allowance for each of the periods presented are as follows:

	2003	2002	2001

Balance, beginning of year	$263,663	$478,161	$528,723
Net credit to operations	(199,959)	(214,498)	(50,562)

Balance, end of year	$63,704	$263,663	$478,161

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

5.

Inventory:

	2003	2002

Parts and supplies	$528,764	$304,610
Work-in-process	344,876	-
Finished goods	1,783,009	5,184,203

	$2,656,649	$5,488,813

6.

Property and equipment:

7.

Goodwill and other intangible assets:

(a)

Goodwill outstanding at December 31, 2003 of $440,095 (2002 - $440,095) relates to the Company’s microwave products operating segment and is disclosed net of accumulated amortization of $264,057 (2002 - $264,057).

(b)

In December 2001, the Company determined that a write-down of goodwill and other intangibles, including in-process research and development, arising from the SpectraWorks Inc. acquisition in a prior year was required due primarily to continued delays in broadband network developments that utilize the SpectraWorks technology products and the resultant impact on estimated future cash flows.  The net carrying value of assets exceeded the estimated future net undiscounted cash flows from these assets, requiring a write-down of goodwill of $10,896,486 and other intangibles of $1,327,754.  The total amortization of goodwill for the year ended December 31, 2001 was $3,423,180 and amortization of property and equipment and other intangibles was $2,675,904.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

8.

Other assets:

	2003	2002

Deferred royalty payment (note 8(a))	$-	$71,205
Receivable on disposition of business (note 13(b))	-	31,304
Deferred finance costs (net of amortization of $44,078)	49,431	79,508

	$49,431	$182,017

(a)

The Company has entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC will provide funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project to a maximum cumulative funding amount of $9,379,700.

In return for funding, the Company is obligated to issue TPC $1,000,000 in value of share purchase warrants by March 31, 2004.  The warrants will have a life of five years and will be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.  As of December 31, 2003 these warrants have not been issued.  The Company recorded the fair value of the required obligation to issue warrants as a $1,000,000 deferred royalty payment in other assets and as an addition to contributed surplus.  The deferred royalty was amortized pro-rata as funding was receivable under the contract.

Beginning January 1, 2003, the Company is to accrue royalty obligations in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products.  The royalty period begins on January 1, 2003 and will end on the earliest of the following dates:

  the date before December 31, 2006, for which cumulative royalties accrued reach $15 million on December 31, 2006, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300

  Otherwise on December 31, 2009.

In the event and at the time that the warrants are issued as required above, the SIT royalty will be reduced from 1.28% to 1.03%.  In accordance with the agreement, the Company has expensed and accrued for royalty payments in 2003 in the amount of $220,390.  This amount is included in accrued liabilities.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

8.

Other assets (continued):

(a)

Continued:

During 2003 the Company recognized TPC funding in the amount of $667,467 (2002 - 2,829,821; 2001 - $4,315,152) representing the final funding under the Company’s existing arrangement.  Cumulative funding as at December 31, 2003 was $9,379,710 (2002 - $8,712,243; 2001 - $5,882,422).  Of the 2001 funding, $98,140 has been credited against the cost of property and equipment to which the funding related.

(b)

During 2001, the Company recognized a loss of $609,477 on write-off of an investment, as the decrease in fair value was determined to be other than temporary.

9.

Promissory note and long-term debt:

(a)

Promissory note:

On January 28, 2002, the Company issued an unsecured promissory note (US$300,000) for net cash proceeds of $461,604, repayable on January 29, 2003, that bears interest at 8% per annum.  The interest is payable by issuing 13,333 common shares of the Company at maturity.  The promissory note also included 35,334 share purchase warrants.  The warrants expire after five years, and entitle the holder to purchase one common share of the Company for US$2.01.  A financing fee was paid consisting of US$7,500 cash, and 4,167 common shares of the Company and 17,667 share purchase warrants with similar terms.

The proceeds of the financing allocated to the interest component and also the fair value of the detachable share purchase warrants was recorded as an equity component of the note financing, reducing the amount assigned to the debt component.  The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.  During 2002, an agreement was reached under which the promissory note including all interest obligations, was settled by the Company issuing 324,000 common shares which had a fair value of $498,960, resulting in a loss on debt settlement of $43,609.  During 2003, the existing agreements for the share purchase warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

9.

Promissory note and long-term debt (continued):

(b)

Long-term debt:

2003                    2002

Face value of long-term debt

$

2,593,000

$

3,155,203

Less:  discount from conversion option

1,321,802

1,903,761

Carrying value December 31, 2003

$

1,271,198

$

1,251,442

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share.  The Company is allowed to force the conversion of the notes into common shares of the Company, if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $307,966 and included 50,000 share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.  At December 31, 2003 the share purchase warrants remain unexercised (note 10(h)).  The Company’s effective interest rate under this financing is approximately 24%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 have been recorded as the equity component of long-term debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457.  The carrying amount of the debt has been reduced on issuance by the value assigned to the conversion option and is being accreted to its face value over the term to maturity through charges to non-cash interest expense.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital and contributed surplus:

The Company is authorized to issue 75,000,000 (2002 and 2001 - 50,000,000) common shares without par value.

Common shares issued and fully paid:

	Number
Share capital	of shares	Amount

Balance at December 31, 2000	29,359,163	$73,192,287
For cash:
Upon issue for private placement (note 10(a))	3,550,000	4,438,747
Share capital reduction (note 10(d))	-	(45,290,073)
Upon exercise of stock options (note 10(g))	85,200	134,770
Obligation to issue shares (note 10(b))	41,627	430,982
Issued for services (note 10(c))	45,000	67,500

Balance at December 31, 2001	33,080,990	32,974,213
For cash:
Upon issue for private placements (note 10(e))	657,667	970,386
Issued for services (note 10(c))	110,340	259,845
Issued for the settlement of promissory note and
financing costs (note 9)	328,167	510,923

Balance at December 31, 2002	34,177,164	34,715,367
For cash:
Upon issue for private placements (note 10(f))	4,792,000	4,420,715
Upon exercise of share purchase warrants (note 10(h))	31,667	17,416

Balance at December 31, 2003	39,000,831	$39,153,498

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital and contributed surplus (continued):

Contributed surplus	Amount

Balance, December 31, 2000 and 2001	$1,000,000
Issue of warrants for financing proceeds and services (note 9)	188,742

Balance, December 31, 2002	1,188,742
Stock-based compensation (note 2(b))	11,367

Balance, December 31, 2003	$1,200,109

(a)

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

(b)

As at December 31, 2000, the Company had included in accounts payable a sales commissions payable in the amount of $430,982 under an agreement whereby it had the option to settle the obligation by issuing 41,627 common shares.  On May 15, 2001, the Company issued 41,627 common shares to settle this obligation.

(c)

On August 29, 2001, the Company issued 45,000 common shares to an employee for general financing services.  During 2002, a total of 110,340 common shares were issued to employees at market value for services rendered to the Company.

(d)

At the Company’s annual general meeting on June 26, 2001, the shareholders approved a $45,290,073 reduction in the share capital of the Company, with the corresponding elimination of the deficit of $45,290,073 at December 31, 2000.

(e)

On August 8, 2002, the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $970,386, net of share issue costs of $16,114.  Each unit consisted of one common share of the Company and one share purchase warrant.  The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50.  During 2003, the existing agreements for 97,667 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital and contributed surplus (continued):

(f)

On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,981,033 (CDN$2,919,290) net of share issue costs of US$18,967 (CDN$27,881).  Each unit consists of one common share of the Company and one share purchase warrant.  The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00.  During 2003, the existing agreements for 820,668 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(h)).

On October 31, 2003, the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit, for cash proceeds of $1,501,425 net of share issue costs of $34,175.  The financing included participation by certain senior management of the Company of 332,000 units.  Each unit consists of one common share of the Company and one share purchase warrant.  The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for $0.55 (US$0.42).

(g)

Stock option plan:

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,306,505 common shares have previously been issued.  The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital and contributed surplus (continued):

(g)

Stock option plan (continued):

For each of the periods presented, the following stock options to employees, directors and officers were outstanding:

2001	2002	2003

	Number		Exercise price
	of shares		per share	Expiry date

30,000	-	-	2.12	2002
69,000	40,000	-	1.50	2003
10,000	10,000	-	1.70	2003
100,000	100,000	-	3.00	2003
100,000	-	-	4.00	2004
225,000	75,000	75,000	15.00	2005
-	-	896,500	0.55	2008
-	-	5,000	0.57	2008
479,125	320,875	229,750	2.50	2011
479,125	312,125	229,750	3.40	2011
479,125	309,875	229,750	4.50	2011
479,125	259,875	170,000	6.15	2011
-	1,233,650	1,062,350	1.50	2012
-	625	-	2.53	2012
-	625	-	3.42	2012
-	625	-	4.61	2012
-	625	-	6.22	2012
-	-	5,000	1.19	2013
-	-	3,500	1.28	2013
-	-	10,000	1.25	2013
-	-	100,000	1.45	2013
-	-	169,200	1.50	2013

2,450,500	2,663,900	3,185,800

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital and contributed surplus (continued):

(g)

Stock option plan (continued):

A summary of changes to issued stock options is as follows:

	Number of	Weighted-average
	shares	exercise price

Balance, December 31, 2000	1,751,200	$10.12
Granted	1,946,500	4.25
Exercised	(85,200)	1.58
Expired/cancelled	(1,162,000)	11.77

Balance, December 31, 2001	2,450,500	4.97
Granted	1,312,450	1.60
Expired/cancelled	(1,099,050)	5.52

Balance, December 31, 2002	2,663,900	3.09
Granted	1,189,200	0.77
Expired/cancelled	(667,300)	3.10

Balance, December 31, 2003	3,185,800	$2.22

Options exercisable at December 31, 2003 totaled 1,543,017 and have a weighted average exercise price of $2.83.

(h)

Share purchase warrants:

During 2003, the Company made an offer to all existing warrant holders, with the exception of senior management and board members, and came to an agreement with 820,668 common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to US$0.42 (CDN$0.55) and shorten the expiry date to January 15, 2004.  None of these warrants had been issued pursuant to employment arrangements.  Of these amended warrants, 31,667 have been exercised for cash proceeds of $17,416 as of December 31, 2003.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

10.

Share capital (continued):

(h)

Share purchase warrants (continued):

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2001	2002	2003

	Number		Exercise price
	of warrants		per share	Expiry date

402,499	-	-	US$2.75	2002
-	-	3,581,001	US$0.42	2004
-	50,000	50,000	US$1.70	2005
-	657,667	560,000	$1.50	2005
-	-	1,330,000	US$1.00	2006
-	17,667	-	US$2.01	2007
-	35,334	-	US$2.01	2007

402,499	760,668	5,521,001

A summary of changes to issued warrants is as follows:

Number of
warrants

Balance, December 31, 2000 and 2001	402,499
Issued	760,668
Expired	(402,499)

Balance, December 31, 2002	760,688
Issued	4,792,000
Exercised	(31,667)

Balance, December 31, 2003	5,521,001

11.

Restructuring charge:

	2003	2002	2001

Workforce reduction and other costs	$1,232,680	$1,108,658	$1,140,239
Lease	-	550,200	133,765

	$1,232,680	$1,658,858	$1,274,004

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

11.

Restructuring charge (continued):

During 2002 and 2001, management made decisions to restructure its operations including reducing its workforce.  The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees in 2002 (2001 - 20).  The Company also incurred lease costs, net of estimated subleasing recoveries.

During 2003, management continued to reduce its cost of operations by terminating a further 30 employees.  The workforce reduction charge relates to severance and related benefits payable.

At December 31, 2003, $563,126 (2002 - $849,221) of these costs are included in accrued liabilities.

12.

Income taxes:

(a)

Future income tax asset:

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2003	2002

Future tax assets:
Tax loss carry forwards	$10,708,595	$9,344,028
Scientific Research and Development Pool	3,075,840	1,600,385
Accounting amortization in excess of tax	2,719,002	2,254,964
Write-down of subsidiary and investment	1,966,066	1,967,170
Temporary differences in working capital	1,203,084	1,831,351

Total gross future tax assets	19,672,587	16,997,898

Valuation allowance	(19,672,587)	(16,997,898)

Total future tax assets	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

12.

Income taxes (continued):

(b)

Loss carry forwards and investment tax credits:

At December 31, 2003, the Company has approximately $30,080,000 of non-capital loss carry forwards available until 2010 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits available to reduce taxes payable of $1,152,000.  The amounts expire as follows:

Year of	Non-capital	Investment
expiry	loss carry forwards	tax credits

2004	$179,000	$151,000
2005	237,000	8,000
2006	3,728,000	19,000
2007	9,872,000	18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	6,981,000	-
2011	-	192,000
2012	-	313,000
2013	-	313,000

	$30,080,000	$1,152,000

Recognition of future tax assets related to the Company’s deficit which was reduced upon recapitalization (note 10(d)) will be recognized as a reduction in share capital.

The Company also has available $11,290,000 (2002 - $10,810,000; 2001 - $10,380,000) of net capital losses for an indefinite carry forward period to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated scientific research and development expenses that are available for indefinite carry forward as discretionary deductions of approximately $8,640,000 (2002 - $7,115,000; 2001 - $4,500,000).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

12.

Income taxes (continued):

(c)

Income tax expense:

The income tax expense differs from the expected expense if Canadian statutory rates were applied to the loss from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2003	2002	2001

Income tax expense (recovery) at
expected rate of 37.6% (2002 - 39.6%
and 2001 - 44.6%)	$(3,051,400)	$(2,445,700)	$(10,063,000)
Non-allowable (non-taxable) expenses
or income	11,100	191,300	7,467,200
Temporary differences, including
amortization, research and
development costs and other	453,500	(96,700)	(394,900)
Unrecognized loss carry forwards	2,624,900	2,356,600	3,025,700
Other	15,141	-	-

Income tax expense	$53,241	$5,500	$35,000

13.

Discontinued operations:

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business.  As part of its plan to discontinue these operations, the Company completed the closing of its distribution branches on March 2, 2001.  The Company recorded a loss from discontinued operations in 2000 of $8,200,665 representing an operating loss of $1,855,031 and an estimated loss on disposition of $6,345,634.  An additional loss of $76,295 and $88,684 in 2003 and 2002 respectively, and a recovery of $25,324 in 2001 result primarily from changes in estimates or the settlement of liabilities or recovery of assets at amounts different from original estimates.

At December 31, 2003, the Company had a receivable of $41,581 (2002 - $504,364) representing primarily a contract receivable from closure of the Aurora distribution business in 1998.  The Company had a liability of $933,403 (2002 - $1,268,805) representing primarily liabilities from the closure of the Norsat American Inc. distribution business (note 21).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

14.

Segmented and other information:

At December 31, 2001, the Company had two business segments; Microwave and Open Networks.  For the fiscal years 2002 and 2003, the Company’s two business segments are:  Microwave and Satellite Systems.

The Microwave segment supplies satellite signal receivers, transmitters and other ground station products.  During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting (“DVB”) Data Hub Systems to also include portable satellite terminals.  The segment was renamed to Satellite Systems.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2003	Microwave	Satellite Systems	Consolidated

Sales to external customers	$9,541,803	$3,438,466	$12,980,269
Gross profit	$2,342,639	$1,345,002	$3,687,641
Total assets related to continuing operations	$4,737,202	$4,735,853	$9,473,055
Property and equipment	$392,750	$1,089,944	$1,482,744
Goodwill	$440,095	$-	$440,095

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

14.

Segmented and other information (continued):

Substantially all property and equipment and goodwill are located in Canada.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

15.

Commitments:

Future minimum payments at December 31, 2003 under various purchasing commitments and operating lease agreements for each of the next five fiscal years are approximately as follows:

2004

$

4,568,000

2005

893,000

2006

908,000

2007

8,000

Rent expense for the Company was approximately $945,000 (2002 - $1,116,000; 2001 - $1,214,000).

In the normal course of operations the Company is subject to actual or alleged claims and enters into purchase commitments.  The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

16.

Financial instruments:

(a)

Fair value:

The Company's financial instruments include cash and cash equivalents, accounts receivable, receivable on disposition of business, and accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s long-term debt is also a financial instrument.  The carrying value of this instrument approximates its fair value.  Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

Interest on the Company’s long-term debt is based on a fixed rate.  This exposes the Company to market value risk.  The Company has not entered into any derivative agreements to mitigate this risk.

(b)

Concentration of credit risk:

The Company revenues are dependent on customers in the satellite communication industry. As these sales are geographically dispersed and among a large number of customers, concentration of credit risk is considered to be limited.

(c)

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

17.

Related party transactions:

As described in note 10(f), on October 31, 2003 the Company entered into private placement agreements totalling 2,792,000 units at $0.55 per unit.  The financing included participation by certain senior management and directors of the Company for 332,000 units.

18.

Supplemental cash flow and other disclosures:

	2003	2002	2001

Changes in non-cash operating working capital:
Accounts receivable	$2,477,693	$446,645	$79,500
Inventory	2,832,164	480,829	469,253
Prepaid expenses	243,658	(18,707)	(151,726)
Accounts payable and accrued liabilities	(3,066,251)	(594,867)	(4,857,561)
Deferred revenue	(333,842)	(236,776)	570,618

	$2,153,422	$77,124	$(3,889,916)

Supplementary information:
Interest paid	$227,200	$126,400	$182,997
Income taxes paid	14,205	5,500	-
Non-cash transactions:
Value assigned to common shares and
warrants issued, net of cash acquired:
Issue of common shares for
settlement of debt	-	498,960	430,982
Issue of common shares and
warrants for financing services	-	200,705	-
Reclassification of certain inventory
to property and equipment	-	-	258,446

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

19.

Other expenses:

	2003	2002	2001

Net interest	$264,813	$182,179	$(22,745)
Interest - non-cash	299,785	322,325	-
Foreign currency loss (gain)	231,823	(16,194)	(262,646)
Loss on disposal of property and equipment	281,450	197,753	-
Loss on settlement of promissory note (note 9(a))	-	43,609	-
Write-down of investment (note 8(b))	-	-	609,477

	$1,077,871	$729,672	$324,086

20.

Economic dependence:

The Company purchases substantially all of its resale microwave products from two suppliers.

21.

Subsequent events:

Subsequent to year-end, 789,001 of the amended share purchase warrants, described in note 10(h), were exercised for proceeds of $433,951.

In addition, subsequent to year end the Company reached a settlement on a liability with a supplier resulting in a gain from discontinued operations of $750,185.

22.

Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2003.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

IMT Communications Inc. acquisition:

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP.  For US GAAP purposes, the share value is recorded at market value.  This results in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment.  Amortization relating to this additional goodwill was $54,000 for the year ended December 31, 2001.  For 2003 and 2002, no reconciling differences to the statement of operations arise as under both Canadian and US GAAP, goodwill is no longer amortized but is instead now subject to an annual impairment test.  The additional goodwill, net of amortization, under US GAAP would be $337,000.

(b)

SpectraWorks acquisition:

For Canadian GAAP purposes, the valuation of the shares relating to the acquisition of SpectraWorks Inc. on April 4, 2000 was adjusted by a 10% discount relating to a one year hold period on escrowed shares and a general market discount.  For US GAAP purposes, the share value would not reflect these discounts.  This results in an increase in goodwill recorded at acquisition of $3,630,040 which, in 2000, would have been written off.

For US GAAP purposes, the acquired in-process research and development pursuant to the SpectraWorks Inc. acquisition would have been expensed on acquisition.  Under Canadian GAAP acquired in-process research and development is amortized over a period of five years.  As a result, under US GAAP additional amortization would be recognized.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

(b)

SpectraWorks acquisition (continued):

During 2001, the Company recorded an impairment charge under Canadian GAAP relating to goodwill and other intangible assets acquired pursuant to the SpectraWorks Inc. acquisition (note 7(b)).  The impairment charge under US GAAP in 2001 would also include an additional write-down of property and equipment of $452,699.  Amortization and impairment charge relating to goodwill and other intangible assets related to the SpectaWorks Inc. acquisition would be lower under US GAAP by $3,287,250 due to the expense of in-process research and development costs on acquisition and additional impairment charge related to goodwill under US GAAP prior to 2001.

For 2003 and 2002, as a result of the additional US GAAP write-down of property and equipment of $452,699 in 2001, amortization and write-down under US GAAP would be reduced by $270,071 and $182,608, respectively.

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

(d)

Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

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

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

(e)

Stock-based compensation (continued):

As described in note 2(b), the Company adopted the CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments" and elected to apply the intrinsic value method for other employee awards and effective January 1, 2003, elected to apply the fair value method.  Compensation cost attributable to stock options issued by the Company to employees before January 1, 2003 under US GAAP will have nil compensation cost under Canadian GAAP.  This change in accounting policy has not been adopted for US GAAP purposes in this reconciliation.

As required under SFAS 123, supplementary pro-forma information is provided below as if the fair value method was applied.  The pro-forma stock compensation expense has been determined by reference to an option-pricing model using the following weighted average assumptions:

	2003	2002	2001

Volatility percentage	89%	93%	84%
Risk-free interest rate	3.0%	3.7%	5.0%
Dividend yield	-	-	-
Expected life of options	3.0 years	3.0 years	3.5 years

The weighted average grant date fair value of options granted during the year was $0.24 (2002 - $0.90; 2001 - $0.91).

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2003	2002	2001

Net loss, US GAAP	$(7,425,142)	$(5,899,355)	$(19,847,805)
Additional stock compensation
recovery (expense)	(942,428)	(642,307)	138,192

Pro-forma net loss, US GAAP	$(8,367,570)	$(6,541,662)	$(19,709,613)

Pro-forma basic and fully diluted net
loss per share, US GAAP	$(0.23)	$(0.20)	$(0.62)

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

(f)

Promissory note and long-term debt:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as incurred.

Applying US GAAP, long-term debt at December 31, 2003 would be recorded at its face value of $2,593,000 (US $2,000,000) and no value would be assigned to an equity component of long-term debt.  In addition, accretion on the calculated debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $269,708 (2002 - $253,763) for the year ended December 31, 2003 would not have been recorded, reducing interest expense by an equivalent amount.  Finally, additional interest expense of $43,535 (2002 - $31,525) would be recorded in 2003 on amortization of amounts reclassified to deferred finance costs, a foreign exchange gain on the long-term debt of $312,251 (2002 - $33,200) would have been realized, and the loss on conversion of the promissory note would have been increased by nil (2002 - $67,140).

(g)

Elimination of deficit:

During the year ended December 31, 2001, the Company reduced its paid-up capital by $45,290,073 to eliminate the deficit at December 31, 2000 note 10(d).

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

(i)

Income statement presentation:

The consolidated statement of operations include a sub-total before amortization and write-down and restructuring charges under Canadian GAAP.  No similar sub-total would be presented under US GAAP.

(j)

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

In December 2002, the FASB released SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure”.  This statement amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation.  In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Statement is effective for fiscal years ending after December 15, 2002, with certain changes effective in interim periods beginning after December 15, 2002.

In May 2003, the FASB issued SFAS No. 150, “Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”).  SFAS 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2003, 2002 and 2001

23.

Reconciliation to United States accounting principles (continued):

(j)

Future pronouncements (continued):

The adoption of SFAS No. 143, SFAS No. 146 or SFAS 150 did not have a material affect on the Company’s financial results.

In addition, the FASB and Emerging Issues Task Force (“EITF”) have issued a variety of interpretations including the following interpretations with wide applicability:

•

Financial Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees.  The disclosure provisions became effective for periods ending after December 15, 2002.  The initial recognition and measurement provisions apply to guarantees issued after December 15, 2002.  The Company assessed the initial fair value as at September 30, 2003 with respect to the Company’s guarantee to consignors of the minimum level of proceeds that will be received on the sale at auction of the consignors equipment and determined that such fair value was nominal.  As a result, no value has been reflected under United States GAAP.  The Company has made the disclosures by FIN 45 in the notes to its consolidated financial statements prepared in accordance with Canadian GAAP.

•

Financial Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”, which addresses the consolidation of variable interest entities (formerly referred to as “Special-Purpose Entities”).  The Interpretation is generally effect for interim or annual periods beginning after December 15, 2003.

•

In November 2002, the EITF reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”).  This consensus addresses issues related to separating and allocating value to the individual elements of a single customer arrangement involving obligations regarding multiple products, services, or rights which may be fulfilled at different points in time or over different periods of time.  EITF 00-21 guidance is applicable for arrangements entered into in fiscal periods beginning after June 15, 2003.

To date, the adoption of FIN 46 and EITF 00-21 has not impacted the Company’s consolidated financial statements.

Other Information

Export Sales

The majority of our component sales are made outside of Canada, primarily in the United States, Europe and Asia. Our hub sales are made primarily in Asia.

Legal Proceedings

We have a lawsuit against Edward Johnson, a former officer of the Company for CDN$450,000.

Dividend Policy

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors.  There can be no assurance that any dividend will be declared, or if declared, what the amounts of dividend will be or whether such dividends, once declared, will continue for any future period.

A.

Significant Changes

During 2003, the Company agreed with 820,668 common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to US$0.42 (CDN$0.55) and shorten the expiry date to January 15, 2004.

Subsequent to year-end, 789,001 of the amended share purchase warrants were exercised for proceeds of $433,951.

In addition, subsequent to year end the Company reached a settlement on a liability with a supplier resulting in a gain from discontinued operations of $750,185.

9.

The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the OTC Bulletin Board under the symbol NSATF.

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Boardfor a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

		TSE		NASDAQ		OTC BB
		(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
		High	Low	High	Low	High	Low

a)	2003	1.59	0.50	N/A	N/A	N/A	N/A
	2002	4.00	1.27	2.45	0.71	2.45	0.71
	2001	5.50	1.20	3.69	0.61	3.69	0.61
	2000	46.00	3.80	32.00	2.50	32.00	2.50
	1999	22.00	1.30	17.50	1.00	17.50	1.00

b)	2004
	First Quarter		1.06	0.62			0.82	0.45
	2003
	Fourth quarter		0.95	0.53	0.76	0.61	0.61	0.43
	Third quarter		1.40	0.88	1.01	0.74
	Second quarter		1.59	1.01	0.77	1.05
	First Quarter		1.54	1.06	1.05	0.75
	2002
	Fourth quarter		2.07	1.27	1.35	0.71
	Third quarter		2.00	1.36	1.30	0.92
	Second quarter		2.53	1.40	1.61	0.86
	First quarter		4.00	2.37	2.45	1.64

c)	March	2004	0.92	0.80			0.75	0.55
	February	2004	0.95	0.82			0.73	0.58
	January	2004	1.06	0.62			0.95	0.40
	December	2003	0.65	0.53			0.50	0.38
	November	2003	0.80	0.60			0.61	0.42
	October	2003	0.95	0.55	0.76	0.61	0.61	0.43

10.

Additional Information

A.

Share capital

Reference is made under “Item 8. Financial Information” Section 10.

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

Share Capital

The authorized share capital of our Company consists of 75,000,000 Common Shares.

Common Shares

The Holders of our Common Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per Common Share and, upon dissolution of the Company, to receive the remaining property and the assets of the Company available for distribution.

Dividend Record

Our Company has not paid any dividends during the past eight years. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company’s earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

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

C.

Material Contracts

Reference is made under Exhibit 6.1 “Employment Contract between Norsat International and Cameron Hunter”.

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

To the best of the Company's knowledge, there are no governmental laws, decrees, or regulations in Canada (i) relating to restrictions on import/export of capital or (ii) affecting the remittance of interest, dividends, or other payments to non-resident holders of the Common Shares. Any such remittance to United States residents, however, is generally subject to a 15% withholding tax pursuant to the Canada - United States Income tax Convention.

E.

Taxation

United States Federal Income Tax Consequences

The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect.

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as "capital assets" as defined in Section 1221 of the Code.

This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

U.S. holders of common shares are advised to consult with their own Tax advisors with respect to the U.S federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the Purchase, ownership and sale of common shares applicable in their particular Tax situations.

Sale or Exchange of Common Shares

A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. The Internal Revenue Service Restructuring and Reform Act of 1998 (the "1998 Act") includes substantial changes to the federal income taxation of capital gains by non-corporate U.S. Holders. Under the 1998 Act, long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 20% federal income tax rate if the Common Shares sold have been held for more than one year at the time of the sale or exchange.  U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes.  Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000 ($1,500 if married and filing separately).

A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid therefore by such U.S. Holder.  The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of such Common Share and will include the day on which such U.S. Holder sells the Common Share.

Treatment of Dividend Distributions

For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder's income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles.  Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations under Section 243 of the Code.  Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares.  Dividends paid in Canadian dollars will be includible in income in a U.S. dollar amount based on the exchange rate at the time of their receipt.  Any gain or loss resulting from currency fluctuations during the period from the date a dividend is paid to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability.  The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends with respect to the Common Shares generally will be classified as "passive income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.

In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

Information Reporting and Backup Withholding

Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 30% U.S. backup withholding tax.  In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the 30% U.S. backup withholding tax.  Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

Canadian Federal Income Tax Considerations

The following discussion summarizes the material Canadian Federal income tax considerations relevant to an investment in the Common Shares by a holder who, for income tax purposes, is resident in the United States and not in Canada, holds the Common Shares as capital property, deals at arm's length with the Company, does not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of an individual investor, is also a United States citizen.  The tax consequences of an investment in the Common Shares by an investor who is not as described above may be expected to differ from the tax consequences discussed herein.

This discussion is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and administrative practices published by

 Canada Custom and Revenue Agency, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein.  The discussion does not take in account the tax laws of the various provinces or territories of Canada.

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

Taxation of Capital Gains on Sale of Common Shares

Under the Tax Act, a holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a common share, including a deemed disposition at death, provided that he did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither he nor persons with whom he did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

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

F.

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2003 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a securityholder of the Company.

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

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We ‘‘incorporate by reference’’ information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules. We will provide without charge to each  person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc., 300-4401 Still Creek Drive, Burnaby, British Columbia, Canada V5C 6G9 Attention Corporate Secretary.

I.

Subsidiary Information

Reference is made under “Item 4c. Organization Structure”.

11.

Quantitative and Qualitative Disclosures About Market Risk

Risks Associated with Foreign Exchange

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. The Company has arranged its long-term debt in U.S. dollars to partially hedge against a stronger Canadian dollar. The Company does not engage in any formal hedging transaction.

During 2003 the Canadian dollar strengthened by more than 11% year over year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Operations and the Balance Sheet.

Reference is made under "Item 8 Financial Information" specifically note 9(b):

Risk Associated with Exchange and interest rate

Reference is made under “Item 8 Financial Information” specifically note 9(b).

The Company's long-term debt is a market risk sensitive instrument ("instrument").  The Company does not enter into instruments for trading purposes, and as such the

Company's long-term debt was entered into for purposes other than trading purposes.

The Company's long-term debt is subject to the following market risk categories:

The following table presents expected cash flows related to the Company's long-term debt.  The information is presented in Canadian dollars, which is the Company's reporting currency.  The instrument's actual cash flows are denominated in US dollars.  Exchange rates can vary, and also under certain circumstances the long-term debt is convertible into common shares of the Company - as a result, the actual cash flows could differ significantly.  The instrument's interest rate is fixed at 8% for the term of the contract.  Market interest rates for debt with similar terms and remaining maturities can vary and therefore the Company may, from time to time be incurring significantly higher or lower interest costs compared to other Companies.  The Company has not entered into any derivative agreements to mitigate either the foreign currency or interest rate risk.

	2003	2004	2005	2006	2007	Total	Fair Value
Long-term debt ($000’s)	252	252	252	252	3,408	4,416	3,155

A change of 1% in the market interest rates compared to this instrument’s fixed interest rate of 8% would have resulted in an opportunity cost of approximately $15,700 for fiscal 2002.

Foreign Exchange Effect on Income Statement.  The Company’s “Sales” and “Cost of Sales” are predominately denominated in U.S. dollars and the Company’s “Operating Expenses” are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in Net Income. Based on 2003 revenues, a one-cent change in the Canadian dollar will affect Revenue by approximately $115,000 and net income by approximately $33,000.

Foreign Exchange Effect on Balance Sheet.  U.S. dollar denominated balance sheet account are translated into Canadian dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, long-term debt and cash, and at historical exchange rates for non-monetary items.  Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the consolidated statement of operations.

12.

Description of Securities Other than Equity Securities

This Form 20-F is being filed as an annual report under the Exchange Act, and accordingly, the information called for in Item 12 is not required.

PART II

13.

Defaults, Dividend Arrearages and Delinquencies

None.

14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.

Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2003 and have concluded that these disclosure controls and procedures are effective. There were no significant changes in our internal controls over financial reporting during the financial year ended December 31, 2004 that could materially affect internal controls over financial reporting subsequent to the date of their evaluation

16.

[Reserved]

A.

Audit Committee Financial Expert

Reference is made under “Item 6-C – Board Practices”.  Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. Brian Nixon has been determined to be such audit committee financial expert.  The commission has indicated that the designation of Mr. Nixon as an audit committee financial expert does not make Mr. Nixon an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Nixon that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

B.

Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investor Information, Corporate Governance, Charters and Policies.

PART III

17.

Financial Statements

Reference is made under Item 8 “Financial Information”.

18.

Financial Statements

Not applicable.  See Item 17.

19.

Exhibits

6.1       Employment Contract dated August 15, 2003 between the Company and Cameron Hunter.

31.1     Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2     Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1. Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Cameron Hunter

32.2     Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Troy Bullock

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Norsat International Inc.
(Registrant)

Date:	May 19, 2004	Troy Bullock, Chief Financial Officer

Exhibit 6.1 to 20-F submission for Norsat International Inc.

THIS EMPLOYMENT AGREEMENT, dated as of August 16, 2003, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Cameron Hunter (the “Executive”).  The agreement supersedes all other previous agreements between Norsat and the Executive.

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as President & C.E.O, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

1.

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its President & C.E.O.

1.2

Norsat may, by mutual agreement, change the position in which the Executive is employed.

1.3

The Executive will report to the Board of Directors.

1.4

The Executive shall:

(a)

have full power and authority to manage and direct the business and affairs of the Company (except only the matters and duties as by law must be transacted or performed by the Board or by the shareholders of the Company in general meeting) in a manner consistent with the policies determined from time to time by the Board;

(b)

provide advice and information to the Company with respect to the establishment of operational guidelines and policies; and

(c)

generally perform the functions that are commensurate with the position of chief executive officer of a technology company comparable in size to the Company.

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of $200,000.00 (Cdn.).  The Executive shall be entitled to participate, at the President level, in any bonus, profit sharing and incentive compensation programs established by Norsat in the future.

2.2

Bonus

(a)

The Executive shall be entitled to participate, at the President level, in any bonus, profit sharing and incentive compensation programs established by the Company.

(b)

For the period August 15, 2003 to December 31, 2003, the Executive shall be entitled to receive a bonus of up to $100,000, payable not later than January 15, 2004, if and when the following objectives are achieved:

Exhibit 6.1 to 20-F submission for Norsat International Inc.

(i)

$25,000, if the Newslink design and parts list is completed and the production strategy is presented by October 15, 2003; plus,

(ii)

A Total Revenue objective bonus as described in Appendix 1 attached to this agreement; plus

(iii)

An Operating Income objective bonus as described in Appendix 1 attached to this agreement.

(c)

For the year 2004, the Executive shall be entitled to receive a bonus of $150,000 based on objectives to be mutually agreed upon by the Executive and the Board of Directors in January 2004.

2.3

Stock Options

On August 18, 2003, the Company shall grant the Executive, an option to purchase 150,000 common shares in the capital stock of the Company. These options will have an exercise price of $1.50 Canadian, and will vest annually over three years, in accordance with the Company’s Employee Stock Option Plan.

2.4

The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

2.5

The Executive shall be entitled to receive a monthly car allowance of $600.00.

2.6

Norsat shall reimburse the Executive for all reasonable and customary business expenses incurred by him in the performance of his duties hereunder, provided that the Executive shall submit vouchers and other supporting data to substantiate the amount of said expenses in accordance with Norsat’s corporate policies as implemented from time to time.

2.7

The Executive shall be entitled to four (4) weeks of vacation each calendar year to be taken at such times as are reasonably acceptable to Norsat.

2.8

Norsat operates a RRSP program executed by matching employee contributions to a Group RRSP plan under Company administration.  Norsat will continue to enhance the Executive’s contributions (providing the Executive is contributing a minimum of 2% of his annual salary) by contributing 5% of paid semi-monthly earned income – such company contribution not to exceed the annual limits established by Revenue Canada.

3.

CONFIDENTIAL INFORMATION

3.1

Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called

Exhibit 6.1 to 20-F submission for Norsat International Inc.

“Confidential Information”) disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or following the termination thereof. The foregoing shall not prevent the Executive from using or disclosing any portion of the Confidential Information which:

(a)

was known to the Executive prior to his receipt of the Confidential Information from Norsat and was not originally learned by or disclosed to Norsat in his capacity or in connection with his duties as an employee of Norsat;

(b)

was or becomes generally available to the public independently of Norsat; or

(c)

is rightfully disclosed to the Executive by any third party independently of Norsat.

3.2

The Executive acknowledges and covenants to observe and be bound by the terms of Norsat’s Employment Internet and E-Mail Usage Policy, a copy of which is attached hereto as Appendix “A”, Norsat’s Employee Agreement Respecting Confidentiality and Intellectual Property as Appendix “B”: and Agreement to Assign Inventions and Norsat’s Insider Trading Policy as Appendix “C” which form a part of this Agreement.

4.

UNFAIR COMPETITION

4.1

The Executive covenants and agrees that he will not during the term of this agreement and for a period of one year following the date of termination of this Agreement, directly or indirectly,

(a)

be connected as an officer, employee, consultant, owner, partner or otherwise of any business within Canada or the United States that directly or indirectly competes with the business carried on by Norsat or any of its associated, affiliated or subsidiary entities;

(b)

assist any other person or entity to hire or otherwise seek to induce employees of Norsat, or any of its associated, affiliated and subsidiary entities, to terminate their employment;

(c)

solicit or induce, or assist any other person or entity to solicit or induce, any customer of Norsat, or any of its associated, affiliated and subsidiary companies, to buy goods and services similar in function or nature to goods and services supplied by Norsat or any of its associated, affiliated or subsidiary entities;

(d)

submit, or assist any other person or entity to submit, a tender for the supply of goods or services if Norsat, or any of its associated, affiliated and subsidiary entities, is also submitting a tender for the supply of such goods or services.

4.2

The Executive confirms and agrees that the covenants and restrictions contained in the preceding Article 4.1, are reasonable and valid and that Norsat would suffer irreparable injury in the event of any breach of the Executive’s obligations therein. Accordingly, the Executive acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that Norsat shall be entitled to obtain, in addition to

Exhibit 6.1 to 20-F submission for Norsat International Inc.

any other remedy at law or equity, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

4.3

Any claim or cause of action by the Executive against Norsat, whether predicated on this Agreement or otherwise, shall not constitute a defence to the enforcement by Norsat of the covenants and restrictions set out in Article 4.1 hereof.

4.4

In the event a Court of competent jurisdiction determines that the period and geographical area set out in Article 4.1 hereof is unreasonable and that such provision would for that reason be void and unenforceable, the parties will request the Court to substitute such shorter period or such other geographical area as would provide the maximum protection to Norsat consistent with the enforceability of that provision.

4.5

In the event a Court of competent jurisdiction should hold the covenants and restrictions set out in Article 4.1 hereof to be illegal, invalid or unenforceable in any jurisdiction, such decision shall not affect any other covenant or provision of this Agreement or the application of any other covenant or provision.

5.

TERMINATION

5.1

Apart from any separation pursuant to Article 4.1 above, the Executive may terminate his employment by giving four weeks of written notice to Norsat. On receipt of such notice, Norsat may waive the notice period in whole or in part, and set an earlier date on which the Executive’s resignation shall become effective. In such case, Norsat will compensate the Executive for the balance of the resignation notice.

5.2

Apart from any separation pursuant to Article 4.1 above, Norsat may terminate the Executive’s employment forthwith in the event of Just Cause for dismissal, in which case the Executive is not entitled to notice or payment in lieu thereof.  When used in this Agreement, the term “just cause” includes a) the Executive’s failure to perform his employment duties hereunder after reasonable notice to the Executive by the Board, specifying such failure and providing the Executive with a reasonable opportunity to cure such failure given the content of the circumstances, as determined by the Board in the exercise of its reasonable discretion, b) the Executive’s breach of covenants or agreements contained in this Agreement, the Proprietary Rights Agreement, or any of the other material agreement or undertaking of the Executive, c) the Executive’s commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of Norsat, d) any act of the Executive against Norsat intended to enrich the Executive in derogation of his duties to Norsat, or e) any wilful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of Norsat.

5.3

Apart from any separation pursuant to Article 4.1 above, and in the absence of Just Cause, Norsat may terminate the Executive’s employment in accordance with the terms outlined in the Severance Agreement (Appendix “D”).

Exhibit 6.1 to 20-F submission for Norsat International Inc.

6.

MISCELLANEOUS

6.1

This Agreement shall be interpreted in accordance with and governed by the laws of the Province of British Columbia.

6.2

This Agreement constitutes the entire agreement between the parties hereto and supersedes all previous communications, representations and agreements, whether oral or written, between the parties with respect to the subject matter of this Agreement, and without limiting the generality of the foregoing, this Agreement supersedes any previous agreements of employment entered into between Norsat (or any of its predecessor, subsidiary or associated companies or divisions) and the Executive.

6.3

No delay, omission or forbearance on the part of Norsat with respect to the enforcement of any of the provisions of this Agreement, or any renewal thereof, in relation to an act or omission by the Executive, shall constitute a waiver of the right of Norsat to enforce such provision in relation to that act or omission.

6.4

This Agreement may not be amended or modified except by written agreement of the parties.

6.5

Either party may, after attempting to resolve a dispute by negotiation, submit such dispute to arbitration in Vancouver, British Columbia, in accordance with the rules of the Commercial Arbitration Act (British Columbia).

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

“Cameron Hunter”	“Kenneth Crump”
Executive	By: Kenneth Crump NORSAT INTERNATIONAL INC.

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cameron Hunter, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	May 19, 2004	/s/ Cameron Hunter
Cameron Hunter
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Troy Bullock, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	May 19, 2004	/s/ Troy Bullock
Troy Bullock
Vice-President, Finance and Chief Financial Officer

Exhibit 32.1 to 20-F submission for Norsat International Inc.

I, Cameron Hunter, certify that:

1.

I have reviewed this annual report on Form 20-F of Norsat International Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report;

c)

Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the end of the period covered by this report;

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:	May 19, 2004	/s/ Cameron Hunter
Cameron Hunter
President & Chief Executive Officer

Exhibit 32.2 to 20-F submission for Norsat International Inc.

I, Troy Bullock, certify that:

1.

I have reviewed this annual report on Form 20-F of Norsat International Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of the end of the period covered by this report;

c)

Presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the end of the period covered by this report;

d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:	May 19, 2004	/s/ Troy Bullock
Troy Bullock
Vice-President, Finance and Chief Financial Officer