Form 20-F
period 2004-12-31
NORSAT INTERNATIONAL INC /
filed 2005-04-05
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

Commission file number: 0-12600

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  42,051,832 common shares.

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

Yes ☐ No ☐

Table of Contents

1	Identity of Directors, Senior Management and Advisers	3
2	Offer Statistics and Expected Timetable	3
3	Key Information	3
A.	Selected financial data	3
B.	Capitalization and indebtedness	4
C.	Reasons for the offer and use of proceeds	5
D.	Risk factors	5
4	Information on the Company	7
A.	History and development of the Company	7
B.	Business overview	9
C.	Organizational structure	12
D.	Property, plants and equipment	12
5	Operating and Financial Review and Prospects	13
A.	Operating results	13
B.	Liquidity and capital resources	19
C.	Research and development, patents and licenses, etc.	20
D.	Trend information	21
E.	Off-balance sheet arrangements.	21
F.	Tabular disclosure of contractual obligations.	21
G.	Safe harbor	21
6	Directors, Senior Management and Employees	22
A.	Directors and Senior Management	22
B.	Compensation	23
C.	Board practices	25
D.	Employees	28
E.	Share ownership	29
7	Major Shareholders and Related Party Transactions	30
A.	Major shareholders	30
B.	Related party transactions	30
C.	Interests of experts and counsel	30
8	Financial Information	31
A.	Consolidated Financial Statements	31
B.	Significant Changes	62
9	The Offer and Listing	63
10	Additional Information	64
A.	Share capital	64
B.	Memorandum and Articles of Association	64
C.	Material Contracts	66
D.	Exchange controls	66
E.	Taxation	67
F.	Dividends and paying agents	70
G.	Statement by experts	70
H.	Documents on display	70
I.	Subsidiary Information	71

11	Quantitative and Qualitative Disclosures About Market Risk	71
12	Description of Securities Other than Equity Securities	71
PART II		71
13	Defaults, Dividend Arrearages and Delinquencies	71
14	Material Modifications to the Rights of Security Holders and Use of Proceeds	71
15	Controls and Procedures	72
16	[Reserved]	72
A.	Audit Committee Financial Expert	72
B.	Code of Ethics	72
PART III		73
17	Financial Statements	73
18	Financial Statements	73
19	Exhibits	73

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in Canadian dollars unless otherwise indicated. Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.	Identity of Directors, Senior Management and Advisers

Not applicable.

2.	Offer Statistics and Expected Timetable

Not applicable.

3.	Key Information

A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for the Company calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for each of the years in the three year period ended December 31, 2004 and as at December 31, 2004 and 2003 have been extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Reference is made to Note 22 of the consolidated financial statements of Norsat included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements. Information for the years ended December 31, 2001 and 2000 and as at December 31, 2002, 2001 and 2000 has been extracted from audited consolidated financial statements not disclosed elsewhere herein.

Table 1: Selected Financial Information according to Canadian GAAP

	(In 000's except per share information)
Year Ended December 31	2004	2003	2002	2001	2000
Sales	17,521	12,980	14,675	20,599	22,017
Earnings (loss) from continuing operations	429	(8,169)	(6,182)	(22,598)	(27,503)
Net earnings (loss)	1,153	(8,245)	(6,270)	(22,572)	(35,703)
Earnings (loss) per share from continuing operations - basic and diluted	0.01	(0.23)	(0.18)	(0.71)	(1.01)
Earnings (loss) per share - basic and diluted	0.03	(0.23)	(0.19)	(0.71)	(1.32)
Weighted average number of shares - basic	40,282	36,101	33,501	31,803	27,105
Weighted average number of shares - diluted	40,721	36,101	33,501	31,803	27,105
Dividends per share	-	-	-	-	-
As at December 31
Total assets	12,199	9,515	17,026	20,025	47,663
Net assets	8,096	5,175	8,971	11,376	28,828
Long-term debt (excluding current portion)	1,468	1,271	1,251	-	-
Capital Stock	40,901	39,153	34,715	33,974	74,192

Table 2: Selected Financial Information according to US GAAP

	(In 000's except per share information)
Year Ended December 31	2004	2003	2002	2001	200
Sales	17,521	12,980	14,675	20,599	22,017
Earnings (loss) from continuing operations	897	(7,349)	(5,811)	(19,873)	(34,474)
Net earnings (loss)	1,622	(7,425)	(5,899)	(19,848)	(42,675)
Earnings (loss) per share from continuing operations - basic and diluted	0.02	(0.21)	(0.17)	(0.62)	(1.27)
Earnings (loss) per share - basic and diluted	0.04	(0.21)	(0.17)	(0.62)	(1.57)
Weighted average number of shares - basic	40,282	36,101	33,501	31,803	27,105
Weighted average number of shares - diluted	40,721	36,101	33,501	31,803	27,105
Dividends per share	-	-	-	-	-
As at December 31
Total assets	12,632	9,991	17,276	19,909	42,942
Net assets	7,593	4,330	7,317	11,281	25,987
Long-term debt (excluding current portion)	2,404	2,593	3,155	-	-
Capital Stock	115,535	113,788	109,350	108,608	103,536

In this Form 20-F Annual Report unless otherwise specified, all monetary amounts are expressed in Canadian dollars. The following tables set out the exchange rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect at the closing rate on March 17, 2005, the range of high and low exchange rates for such periods, and the average exchange rates (based on the average of the noon day exchange rates) on each day of the year in such periods.

The close of business on March 17, 2005: 1.2018.

	Last Six Months Ended
	2005		2004
	Feb.	Jan.	Dec.	Nov.	Oct.	Sep.
High for period	1.2584	1.2470	1.2467	1.2274	1.2755	1.3140
Low for period	1.2241	1.1948	1.1796	1.1746	1.2158	1.2592

	Year Ended December 31
	2004	2003	2002	2001	2000
Average for period	1.3015	1.4015	1.5704	1.5484	1.4852

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

Risks Associated With Our Financial Results

Our inability to generate sufficient cash flows may result in us not being a going concern. Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. For the year ended December 31, 2004 the Company was profitable; however the Company has previously reported losses and negative cash flows from operations in four of the last five fiscal years

Our inability to accurately forecast our results from quarter to quarter may affect our cash resources and result in wide fluctuations in the market price of our stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of our control, our quarterly revenues and operating results are difficult to forecast. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance.

Risks Associated With Our Business And Operations

We cannot be sure we will be able to identify emerging technology and market trends, enhance our existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, we must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, our satellite products must meet the needs of our customers and potential customers and must be competitively priced. Additionally, there must be sufficient interest in and demand for our products. If we do not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies before us, we will not achieve profitability in the satellite communications industry and we may not be able to participate in selling these new technologies or products.

We have customer and supplier concentration. A significant portion of our revenues has been recognized from a limited number of customers. For example, during 2004, the Satellite Systems segment generated approximately 87% of its sales from the United States government. We expect that a majority of our Satellite Systems revenues will continue to depend on sales of products to a small number of customers. We also expect that customers will vary from period-to-period. If we fail to successfully sell our products to one or more targeted customers in any particular period, or are unable to diversify our number of customers and segments, our revenues and profits will be adversely affected. The Company purchases substantially all of its microwave products from two suppliers. If either of these suppliers is unable or unwilling to supply to us and at prices that we deem fair, and we are unable to diversify our number and range of suppliers to mitigate this risk, our revenues and profits will be adversely affected.

We cannot be sure that we will be able to compete effectively with our current competitors. The satellite communications industry is intensely competitive. Our competitors have technologies, products and resources that may be more advantageous and they compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have. Our ability to compete effectively will depend on our ability to increase sales and attract new customers in a timely and cost effective manner and market and sell these products at competitive prices. We are dependent on others for the supply and manufacture of components and products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell and, with the progression of the portable terminals from development to production, we rely on our suppliers to provide components for the production of terminal products. If either the manufacturers or suppliers cannot deliver products to us on time, and at competitive pricing, our revenues and profits will be adversely affected.

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon proprietary technology. Due to the rapid technological changes in our markets and since our technology is, in part, proprietary, we rely primarily on trade secrets and we do not have adequate patent applications to protect our technology. We also enter into confidentiality, and non-compete agreements with our employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

If we experience rapid growth and do not manage it effectively, this may impact our profitability. If our technologies and products achieve wide acceptance we may experience rapid growth. We may have to hire more employees, including additional management, improve our financial control systems, and expand and manage our technical, sales and support service operations. We would need increased revenues and additional funding to operate these increased activities. If we do not manage our growth effectively, profitability may be impacted.

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

We may be subject to product liability claims, which are not fully covered by insurance. The manufacturing, sale and marketing of our satellite products expose us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems, which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

Since we sell our products around the world, we face financial risks associated with currency fluctuations and other risks relating to our international operations, which may adversely impact our business and results of operations. To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources in order to expand our international sales and marketing activities, including the hiring of an international sales force and agents. If we do not maintain or increase international market demand for our products, our business will be negatively impacted. We are increasingly subject to a number of risks associated with international business activities, which may increase our costs, lengthen our sales cycle and require significant management attention. These risks include:

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

While we expect our international revenues and expenses to be denominated primarily in US dollars, a portion of our international revenues and expenses may be denominated in other foreign currencies in the future. Accordingly, as our reporting currency is the Canadian dollar, we could experience the risks of fluctuating currencies and could choose to engage in currency hedging activities, which may be unsuccessful and expensive.

Risks That May Affect The Value Of Norsat Shares

The exercise of our existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 42,051,832 were outstanding at December 31, 2004 and an additional 7,366,799 shares have been reserved for issuance upon the exercise of outstanding options or warrants or warrants to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

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

Head Office Contact Information
The Company’s head office is located at:

300-4401 Still Creek Drive
Burnaby, British Columbia
Canada V5C 6G9

Telephone: 604-292-9000
Fax: 604-292-9100
Email: investor@norsat.com
www.norsat.com

Important Events

Throughout the year, we focused our attention on growing revenues from both our OmniLink and microwave components businesses despite an increasingly price-conscious and competitive market. We also remain committed to our cost control and cash management activities.The following were important events during the year:

In 2004 we continued to improve the Norsat OmniLinkTM product line by increasing the reliability of the software controls and increasing the ruggedness of the baseband unit.

In April 2004 Norsat introduced the 40W SSPA Norsat NewsLinkTM at NAB 2004, a terminal capable of operating at a high power output and with higher quality transmission.

Norsat received proceeds from financing activities of $1.6 million. All of these proceeds were through the exercise of share purchase warrants.

Business Development

In 2004, we experienced increased demand for portable satellite systems especially from various public affairs units within the U.S. government. The public affairs units used the OmniLink extensively to transmit welfare messages from serving members to their families; and to transmit stories of interest to the armed forced community and to the electorate. We also sold these portable satellite systems to broadcasters in Hong Kong, Australia and UK and to a service provider in Japan.

In terms of lead generation for OmniLink portable satellite systems, we employed a mix of tradeshows, sales calls and customer presentations. We attended a number of tradeshows including SAT 2004 in Washington D.C., National Association of Broadcasters (NAB) in Las Vegas, International Broadcasting Convention (IBC) in Amsterdam and China Telecom in Shanghai. Lead generation activities for the microwave business was primarily driven by “word-of-mouth,” our web site and presence at NAB.

Research and Development

Research and development activities and projects were focused on those that produced near-term and tangible results.

Enhanced Quality of OmniLink
We continued to focus on improving the quality of our OmniLink products. Significant effort was expended on upgrading the packaging of the product family and in the third quarter, we released “ruggedized” and “shock-proofed” versions of the OmniLink products.

40W OmniLink Version
In the second quarter of 2004, we released a 40W version of the OmniLink product line that is an option which several broadcasters had indicated interest in.

Larger Antenna Systems with OmniLink Indoor Unit
Upon request of certain customers, we also designed and supplied satellite systems that employed antenna systems that were larger than those that are normally found within the OmniLink family and combined them with the OmniLink indoor unit.

Broadcasters’ End-to-End Package
Upon request of certain customers, we also designed, engineered and supplied complete broadcaster’s kits that enable the mixing of audio, data and video content.

Cash Management

Cash management activities received visibility at all levels of the company’s operations. Balances continued to be closely scrutinized and controls remained steadfast. In 2004 we increased our cash and cash equivalents balance from $2.6m to $5.0m. Cash from operations contributed $0.9m and the exercising of outstanding warrants contributed a further $1.6m, partially offset by capital purchases of $0.2m and $0.1m from the effects of changes in exchange rates on cash.

Human Resources

Employee Productivity
We focused on improving employee productivity. In 2004, we implemented an employee incentive program to assign personal goals in support of the overall corporate strategy and, further to align those goals with shareholder objectives. Particular attention was paid to ensuring that the personal and corporate goals were challenging, clearly defined and assessable by management.

Leadership
Amiee Chan, Vice-President, Operations, returned to Norsat in 2004. Dr. Chan has over 10 years of experience in the key areas of engineering, operations and product management. In the fourth quarter, we recruited Pervez Siddiqui as Director of Marketing to strengthen our marketing direction. Mr. Siddiqui has a strong international and strategic marketing background.

Capital Expenditure

A description of the Company’s principal Capital Expenditures over the last three years is as follows:

•
During 2004, 2003 and 2002 the Company made net purchases of property and equipment in the amounts of $185,332, $98,497 and $228,479, respectively, primarily relating to the purchase of test equipment.

Business overview

Description of Business

Company Overview

Norsat International Inc. designs, manufactures and markets microwave and portable satellite products, engineered for high-speed data transmission. Founded in 1977, Norsat has a long-standing history of both innovation and reliability in satellite technology. Norsat was the first Company to successfully produce and install a personal satellite receiving system. Based in British Columbia, Canada, millions of Norsat satellite communications products have been sold around the world.

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

Product Line

Norsat provides products in two primary categories: portable satellite terminals and microwave products and accessories.

Norsat OmniLink™ Portable Satellite Terminals address the demanding needs of broadband video or data users located in remote regions where broadband data communications is unreliable or non-existent. Field-tested in Iraq, the Norsat NewsLink™ portable satellite terminal and the Norsat SecureLink™ portable data transmission satellite terminal both provide unique portability, performance and ease-of-use, even in harsh conditions.

The OmniLink family of satellite terminals is ideal for use by government and peace-keeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat Microwave products and accessories cover a full range of high quality, innovative satellite receivers (LNBs), transmitters (BUCs), transceivers, solid state power amplifiers (SSPAs) and customized products to meet customers’ exact needs.

Customers

Norsat’s extensive customer list includes all levels of government, educational and financial institutions, resource companies, broadcasters and Fortune 1000 companies. Recent customers include the US Military, CBS News, Fox News, KTUU (an NBC affiliate station), iCable (Hong Kong), BSkyB (UK), and Boeing.

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

Two business segments
Norsat operates two strategic business units, Microwave Products and Satellite Systems - Portable Satellite Terminals. While both businesses provide core infrastructure elements for the transportation of high-speed data, the markets for each and the way each business builds, sells, and delivers its products are fundamentally different.

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

Market Profile

Norsat’s primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat’s components into a complete satellite solution for end user customers located all over the world. On the microwave components side of the business, we will be making a special push on the newly released solid state amplifier line and for military satellite components.

Satellite Systems Business Unit

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

The Company provides two portable terminal solutions; a video version (Norsat NewsLinkTM) and a data version (Norsat SecureLinkTM). These products are two of the smallest and most lightweight Ku-band, two-way communication devices available. The Norsat portable satellite terminals can be carried in three suitcases and deployed and set up easily in the field in several minutes without tools. They allow for the transmission of broadcast quality MPEG-2 video via DVB-S over satellite. The terminals are ideally suited for the transmission of video, voice, and IP data to and from remote or hostile environments.

Choices for RF amplifiers, including a new 40W model, were integrated into the antenna backplane, allowing this ultra portable solution to achieve data transmission rates of up to 9 Mbps in areas were the satellite signal may not be as strong.

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

In 2004, we captured a number of key accounts with broadcasters in the U.K., Hong Kong, Japan and Australia. Our Norsat NewsLink 3200 is increasingly being recognized as a solution that can help broadcasters get a breaking story on air very quickly. We are seeing growth in demand for portable satellite systems in the Middle East due to the development of an increasingly competitive news media and the gradual removal of the old licensing regimes that had previously impeded the use of satellite communications.

Going forward, Norsat plans to develop a product portfolio that includes smaller, much lighter portable terminals. These terminals may be used to enable the rapid deployment of military and other government personnel and may address the emerging need to provide broadband connectivity to users in military and broadcast markets who are “on-the-move.” In future, Norsat will look to developing solutions for broadcasters who may require satellite terminals mounted on vehicles to cover news stories, special and sports events on a local, regional and global basis. Norsat is striving to make our products increasingly more intuitive so that a broader base of users may operate the products.

Norsat is cognizant of the need to build a product portfolio that can address markets well outside of the government arena to enable us to address even larger markets. To that end we are exploring technologies which have present-day applications within the government sector and which in the future, could address commercial and possibly, consumer applications.

C.	Organizational structure

D.	Property, plants and equipment

Description of Property

Our Company's head office and principal place of business since June 1, 1999 has been located in Burnaby, British Columbia, Canada.

The Company has leased approximately 32,000 square feet of warehouse and office space. The warehouse and certain office space totalling approximately 8,200 square feet has been sub-leased to a tenant until September 31, 2006 for the monthly rent of $11,452.81. The remaining space houses the Company's corporate office and principal engineering and production department.

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

The following information should be read in conjunction with the Company’s 2004 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 22 to the Company’s audited consolidated financial statements. All amounts following are expressed in Canadian Dollars unless otherwise indicated.

Over the past 26 years, Norsat has developed a reputation for technical excellence and innovative design. It has successfully positioned itself as a leader in providing high quality microwave products to the satellite industry, with customers in over 87 countries around the world. More recently, the Company has expanded its expertise to include the development and production of complete satellite terminals, baseband software management systems and integration services, which allows the Company the ability to deliver higher value-added satellite systems. Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers’ needs in several promising new areas with particular focus on Government, Broadcast & Commercial markets.

Today, the Company generates revenue from two business units, Microwave Products and Satellite Systems:

The Microwave business supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave business has been maturing. Markets for microwave products continue to be subject to increased competition and price erosion. The Company is committed to maintaining its strong position in this market, while continuing to generate positive cash flow. The Company maintains its competitiveness by focusing on our customers needs, providing new strategic product offerings such as transmitters, solid-state power amplifiers and low noise blockers to satisfy the continued emergence of two-way networks around the world.

The Satellite Systems business designs, manufactures and markets - the OmniLink family of products, portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. For 2004 the Company had two core products available: a “video” version named the Norsat NewsLink™ and a “data” version named the Norsat SecureLink™ with various additional options and service packs. 2005 will see continued refinement of these products and development into even more compact and portable terminals and other strategic offerings.

Results of Operations

Fiscal 2004 Compared to Fiscal 2003

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Revenues ($000’s)	Mar-31	Jun-30	Sep-30	Dec-31	2004	2003
Microwave	$2,655	$2,238	$2,030	$2,570	$9,493	$9,542
Satellite Systems:
Portable Terminals	1,703	1,133	2,975	2,217	8,028	1,542
Other Systems	-	-	-	-	-	1,896
	1,703	1,133	2,975	2,217	8,028	3,438
	$4,358	$3,371	$5,005	$4,787	$17,521	$12,980

Revenues for 2004 were $17.5 million, up 35% from the $13.0 million earned in 2003.

The Microwave business maintained stable revenue levels through the year. Although unit volumes increased over 2003, continued pricing pressures, and the erosion of the US dollar resulted in revenues being flat year-over-year. The majority of our business is from repeat customers demanding high quality, reliable product that Norsat delivers. We also introduced several new lines of transmitters targeted on the emerging two-way satellite networks.

Looking into fiscal 2005, the Company is well positioned with very competitively priced products, and plans to introduce several new lines of solid-state power amplifiers and low noise blockers to satisfy the continued emergence of two-way networks around the world.

The Satellite Systems business revenues reflect the effect of a full year of our portable terminal business following its successful launch in the fourth quarter of 2003. The Company has benefited from a growing need for portable transmission equipment, including satellite newsgathering companies and the military. Over 40 terminals, with various options and service packs were sold in 2004. These portable terminals are being used for a number of applications including the transmission of time-sensitive field reports, quality video footage and closed two-way video-based communications. The 2003 results also include revenue from smaller custom system sales which were not present in 2004.

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Gross Margin	Mar-31	Jun-30	Sep-30	Dec-31	2004	2003
Microwave	45%	44%	37%	20%	36%	25%
Satellite Systems	50%	53%	65%	53%	57%	39%
Combined	47%	47%	52%	35%	45%	28%
Gross margins in 2004 were 45% compared to 28% in the prior year.

The Microwave business margins improved significantly over the prior year due to initiatives in the latter part of 2003 to achieve significant reductions in the cost of product. However, margins declined in the later part of the year as a result of market pricing pressures, and the impact of a declining US dollar. Margins in 2003 reflect a conscious effort to reduce inventory levels through a number of higher volume lower margin contracts as well as the higher cost of product in the first part of 2003. For fiscal 2005, the Company is expecting margins to remain strong.

The Satellite Systems business achieved strong margins throughout the year reflecting that a majority of the Company’s revenues were direct sales to the end customer rather than through our reseller and channel partners. Margins in 2003 include a number of lower margin demonstration equipment sales to resellers and sales of terminals through our reseller and channel partners. For fiscal 2005, the Company is expecting margins to remain strong.

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Operating Costs ($000’s)	Mar-31	Jun-30	Sep-30	Dec-31	2004	2003
S G & A	$1,425	$1,205	$1,376	$1,245	$5,251	$5,745
Product development	361	435	370	329	1,495	3,313
Amortization	150	154	154	163	621	1,102
Restructuring charge	-	-	-	-	-	1,233
	$1,936	$1,794	$1,900	$1,737	$7,367	$11,393

Selling, general and administrative (SG&A) expenses decreased by 9% to $5.3 million from $5.7 million in 2003. We continue to focus on tight cost control and while we believe our costs are appropriate for the size of the company, we will continue to seek opportunities to address administrative costs wherever possible, however the increasing cost of regulatory compliance may hinder these efforts.

Selling and marketing efforts continue to be focused on our customers needs, and developing strong partnerships with resellers in key markets to help leverage further sales to these customers. These costs are expected to increase in 2005 to support revenue growth.

Product development activities decreased 55% to $1.5 million from $3.3 million in 2003. The significant reduction reflects the closure of the Company’s Winnipeg research and development center in 2003 and the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 in 2003. On-going development activities are focused on projects generating near-term revenue from our line of portable terminals.

Amortization declined 44% to $0.6 million compared to $1.1 million in the previous year, reflecting the Company’s efforts to minimize capital expenditures and the closure of our Winnipeg operations in 2003.

In 2004 the Company incurred no restructuring charges compared to $1.2 million, in 2003. The 2003 cost reflects the severance and related benefits for approximately 40 employees.

During the year the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government. The amendment provided for an increase in funding of approximately $620,000 and a revision to the royalty period to commence January 1, 2004 and expire on December 31, 2011. All $620,000 of the contributions were recognized in fiscal 2004 and the current program is complete.

	Three Months Ended				Year Ended (audited)
	(unaudited)
	Mar-31	Jun-30	Sep-30	Dec-31	2004	2003
Earnings (loss) from continuing operations before other expenses and income taxes	$113	$(209)	$1,220	$53	$1,177	$(7,038)

As shown on the consolidated statement of operations, the net effect of the above factors were earnings from continuing operations before other expenses of $1.2 million compared to a loss of $7.0 million in 2003.

Other expenses for 2004 were $0.8 million compared to $1.1 million during 2003. This cost reduction was primarily due to lower foreign currency losses and the effects of the loss on disposal of equipment in 2003, resulting from the closure of our Winnipeg operations.

The combined effect of the above resulted in net earnings from continuing operations for 2004 of $0.4 million or $0.01 per share compared to a loss of $8.2 million or $0.23 in 2003

Discontinued operations realized a recovery of $0.7 million compared to a loss of $0.1 million during 2003. The recovery was a result of a settlement on a liability with a supplier during the first quarter.

For 2004 net earnings were $1.2 million or $0.03 per share - basic and diluted, compared to a net loss of $8.2 million or $0.23 per share - basic and diluted for 2003.

Fiscal 2003 Compared to Fiscal 2002

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Revenues ($000’s)	Mar-31	Jun-30	Sep-30	Dec-31	2003	2002
Microwave	$2,789	$2,159	$2,238	$2,356	$9,542	$10,794
Satellite Systems:
Portable Terminals	-	300	198	1,044	1,542	-
Other Systems	577	54	1,265	-	1,896	3,881
	577	354	1,463	1,044	3,438	3,881
	$3,366	$2,513	$3,701	$3,400	$12,980	$14,675

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

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Gross Margin	Mar-31	Jun-30	Sep-30	Dec-31	2003	2002
Microwave	16%	24%	28%	32%	25%	38%
Satellite Systems	52%	-2%	42%	42%	39%	51%
	22%	20%	34%	35%	28%	41%

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

	Three Months Ended				Year Ended
	(unaudited)				(audited)
Operating Costs ($000’s)	Mar-31	Jun-30	Sep-30	Dec-31	2003	2002
S G & A	1,719	1,677	1,286	1,063	5,745	5,830
Product Development	1,249	1,049	651	367	3,313	5,103
	$2,968	$2,723	$1,937	$1,430	$9,058	$10,933

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

	Three Months Ended				Year Ended
	(unaudited)				(audited)
	Mar-31	Jun-30	Sep-30	Dec-31	2003	2002
Loss from continuing operations before other expenses and income taxes	($2,432)	($2,466)	($1,724)	($416)	($7,038)	($5,446)

As shown on the consolidated statement of operations, the net effect of the above factors was a loss from continuing operations before other expenses and income taxes of $7.0 million compared to $5.4 million in 2002.

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

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢
The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the ability to collect the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. At December 31, 2004 the Company has recorded an allowance for doubtful accounts in the amount of $28,000 (2003 - $64,000) as a reduction to accounts receivable.

➢
The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the company’s projections may necessitate additional write-downs in the future. Market factors are generally outside of the Company’s control. At December 31, 2004 the Company has recorded an estimate for obsolescence in the amount of $1,168,000 (2003 - $820,000) as a reduction to inventory.

➢
The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant underperformance relative to plan, a change in the Company’s business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. Effective January 1, 2002, the Company adopted CICA section 3062 “Goodwill and Other Intangible Assets”. Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Additionally, the Company designated December 31 as the date for annual impairment reviews. At December 31, 2004, no impairment write-down of goodwill was required (2003 - nil).

➢
The Company generates a portion of its revenue from multiple element sales arrangements. Revenue is allocated under these arrangements by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. To date, the Company has obtained objective evidence of fair value of the undelivered elements in sales arrangements to support the use of the residual method of allocating revenue. If in the future fair value cannot be determined, either due to changes in contract elements or other factors, it will necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	$12	($355)	$1,006	($233)
Net earnings (loss)	$732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - basic	$0.00	($0.01)	$0.03	($0.01)
- diluted	$0.00	($0.01)	$0.02	($0.01)
Earnings (loss) per share - basic	$0.02	($0.01)	$0.03	($0.01)
- diluted	$0.02	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - basic	39,715	39,880	40,037	41,512
- diluted	41,495	39,880	40,638	41,512

2003
Sales	$3,367	$2,512	$3,701	$3,400
Loss from continuing operations	$2,706	$2,685	$2,130	$648
Net loss	$2,706	$2,685	$2,130	$724
Loss per share from continuing operations, basic and diluted	$0.08	$0.07	$0.06	$0.02
Net loss per share, basic and diluted	$0.08	$0.07	$0.06	$0.02
Weighted average common shares outstanding, basic and diluted	34,177	36,023	36,177	37,983

B.	Liquidity and capital resources

The Company's cash and short-term investments balance at December 31, 2004 was $5.1 million, compared to $2.8 million at December 31, 2003, an increase of $2.3 million. This change resulted primarily from cash from operations of $0.9 million and the exercising of outstanding warrants contributed a further $1.6m, partially offset by capital purchases of $0.2 million and $0.1 million from the effects of changes in exchange rates on cash.

The Company’s cash requirements through the end of 2005 are primarily to fund operations, product development, capital expenditures and debt service costs. The Company currently has no significant capital asset expenditure commitments that are required to be made in 2005.

The cash required to support these requirements will come from operations, the balance of cash on hand, working capital and, if necessary, additional external financing. As described in note 3 to the financial statements, the Company entered into a credit facility with a major Canadian financial institution in the amount of $700,000. The facility bears interest at prime plus 1.75% per annum. The security under this facility consists of a first security interest over all of the Company’s assets. As at December 31, 2004 no amounts have been drawn under this facility. However, this credit facility may be cancelled at anytime by the lender and it is not assured that additional financing will be available on a timely basis or on terms that are acceptable to the Company. Failure to raise additional funds may result in the Company restructuring its operations.

As at December 31, 2004, there are 42,051,832 common shares of the Company issued and outstanding. In addition, there are 3,146,811 share purchase warrants and 2,273,350 stock options outstanding that entitle the holder to purchase one common share of the company at various prices per share. 1,829,300 of the stock options are exercisable at this time. Also, the Company’s long-term debt is convertible at the option of the holder into 1,176,471 common shares of the Company.

As at March 17, 2005, no additional shares had been issued and a total of 2,064,684 options and 3,146,811share purchase warrants that entitle their holder to purchase one common share of the Company at various prices were outstanding.

The Company has entered into certain contracts that commit the Company's resources. Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 15. Commitments. Since year-end to March 17, 2005, there have been no significant changes. Also Reference is made to Item 11: Quantitative and Qualitative Disclosures About Market Risk, where expected cash flows related to the Company's long-term debt are presented.

If exercised the Company's issued and vested stock options and warrants represent a potential source of funding. Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 10. Share capital and contributed surplus, and B. Significant Changes.

C.	Research and development, patents and licenses, etc.

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

During 2004 Norsat revisited its value chain and focused efforts where they could provide the greatest value. This focus resulted in $1.5 million being invested into product refinements such as improved monitor control functionality and additional ruggedization of the OmniLink products. Norsat leveraged off the strengths of existing partners and invested its resources in areas of core competency in order to get to market quickly.

These strategic product development activities resulted in the following research and development expenditures:

2004	$1,494,756
2003	$3,313,171
2002	$5,102,929

D.	Trend information

The overall market for broadband satellite communications has gone through a significant transformation due, in no small part, to the growth in the government sector. While the U.S. comprises more than 70% of the worldwide government market, there is healthy demand for wireless broadband equipment in many other countries throughout Europe and Asia. This surge in demand is attributable to measures being taken by governments and corporations to counter the threat of terrorism and to the increasingly multilateral composition of combat and peacekeeping missions around the world.

Another favorable trend enabling these opportunities is the growing acceptance of COTS (“Commercial-Off-The-Shelf”) equipment among militaries. Both of Norsat‘s business units are benefiting from this change in policy.

Customers are increasingly price sensitive for microwave components. The Company continues to face aggressive new competitors and is attempting to find ways to further reduce product costs without sacrificing quality. Certain competitors have decided to merge and others have decided to focus on certain niches. We expect consolidation to continue among our competitors.

There is an emerging need to provide broadband connectivity to users in military and broadcast markets who are “on-the-move.” For example, broadcasters are seeking satellite terminals mounted on vehicles so that they can cover news stories, special and sports events on a local, regional and global basis.

The market for portable satellite is increasingly more competitive. We continue to face competition from the traditional providers of portable satellite systems including: Swe-Dish, VisLink PLC’s Advent business unit, ND SatCom, GCS, AVL, GigaSat and SisLink. At times, we face competition from systems integrators who construct systems on a custom basis for military and broadcast customers. We also face some competition from government integrators (such as Thales, Finmecchanica, Raytheon and L3). We are also expecting competition from INMARSAT terminal providers who are due to release a very lightweight BGAN terminal that is expected to provide throughput of up to 432 kbps later in 2005. Traditional satellite system providers who are exploring the portable systems arena and who may eventually choose to enter our business (ViaSat, Hughes and Gilat) are also expected to be competitors.

E.	Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have not been reported in the audited financial statements for the year ended December 31, 2004.

F.	Tabular disclosure of contractual obligations.

As of December 31, 2004, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000’s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$1,787	$984	$779	$24	-
Inventory Purchase Obligations	$3,752	$3,752	-	-	-
Long Term- Debt Obligations	$2,404	-	$2,404	-	-
	$7,943	$4,736	$3,183	$24	-

G.	Safe harbor

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

Gaetano Manti
Former Director
Mr. Manti became Chairman of the Board in June 2002. In May 2004, he resigned as Chairman but continued to serve as Director until December 2004, when he resigned inorder to devote more time to his other ventures. Mr. Manti has served as the president of Il Mio Castello since October 1989 and as an international marketing consultant to Italy’s Cartier group, the New York Times magazine division and AMF, a multinational group.

John MacDonald
Former Director
Dr. MacDonald rejoined the board in June 2002 and resigned in May 2004. Previously he served as Director of the Company from August of 1998 to June of 2001. Dr. MacDonald currently serves as Chairman and CEO of Day4 Energy Inc. Prior to that, Dr. MacDonald was Chairman of MacDonald Dettwiler and Associates Ltd., of which he is also a co-founder. He serves as a member of the Advisory Council to the Canadian Space Agency and is a member of the Defence Science Advisory Board for the Department of National Defence.

Senior Management

Cameron Hunter
President and Chief Executive Officer, Acting Chief Financial Officer, Acting Corporate Secretary, and Director
Mr. Hunter joined Norsat in January of 2003 as the Vice-President of the Microwave Business Unit and in August 2003 became the President, CEO and a Director of the Company. Prior to Norsat, he held several positions with SkyStream Networks in Hong Kong, including Senior Director of International Sales and Senior Director of Global Solutions Partners.

Mr. Hunter has a Bachelor's Degree in Political Studies from Queen's University and a post-graduate diploma from the Asia Pacific Management Co-operative at Capilano College.

On March 1, 2005, Mr. Hunter became the Acting Chief Financial Officer and Acting Corporate Secretary.

Troy Bullock
Former Chief Financial Officer, Corporate Secretary, and Director
Mr. Bullock joined Norsat in July 2000 as Director of Finance and became Chief Financial Officer of the company in March 2002. He became a Director of Norsat in June 2002. He spent over 9 years with KPMG LLP and most recently was a Senior Manager in their Information, Communications, and Entertainment Practice. Mr. Bullock was responsible for all finance and accounting aspects of the Company.

Mr. Bullock graduated from Simon Fraser University with a Bachelor of Business Administration, and is a Chartered Accountant.

On February 28, 2005, Mr. Bullock resigned from the Company to pursue other opportunities. We are actively recruiting a replacement at this time.

Dr. Amiee Chan, Vice-President of Operations
Dr. Chan rejoined the company in April 2004 as VP of Operations. She was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat International from April 1998 to May 2002.

Dr. Chan received her Executive MBA from Simon Fraser University in 2003. In 2000 she received her Doctorate of Philosophy degree in Electrical Engineering and in 1992 her Bachelor’s degree in Electrical Engineering, both from the University of British Columbia.

Mr Mortimer, Vice-President of Marketing
Mr. Mortimer joined the company in May 2004 as VP of Marketing. He has 20 years of experience in technology industries, 10 of which were spent in senior roles with telecommunications and wireless technology companies. Mr. Mortimer was most recently Vice President of Marketing at Digital Dispatch Systems, Inc. and prior to that, held various senior positions in Product Management and Business Development at Glenayre Technologies, Inc.

Mr. Mortimer received a Bachelor of Engineering (Electrical) from Carleton University in 1984 and a MBA from the University of British Columbia in 1995.

B.	Compensation

Compensation of Directors

The following table sets forth, all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2004 by each director:

Name	Total Compensation	Directors Fees	Benefits
Kenneth Crump	42,500	42,500	-
Gaetano Manti[1]	25,359	25,359	-
Ugo A. Doninelli	27,500	27,500	-
John MacDonald[2]	6,000	6,000	-
Brian Nixon[3]	27,875	27,875	-
Cameron Hunter[4]	-	-	-
Troy Bullock[5]	-	-	-

NOTES:

(1)	Resigned as director on December 10, 2004
(2)	Resigned as director on May 19, 2004
(3)	Became a director on February 13, 2004
(4)	Mr. Hunter and Mr. Bullock, being our CEO and CFO respectively, during 2004, did not receive any additional compensation for acting as Directors.
(5)	Resigned as director on February 28, 2005

On March 22, 2004, Brian Nixon was granted 50,000 options, each exercisable for one common share of the Company at $0.82 and expire in 5 years. No other stock options were granted to the directors in 2004.

Compensation of Senior Management

The following table sets forth, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2004 by each member of senior management:

Name	Total Compensation	Salary	Bonus	Benefits	Other
Cameron Hunter	448,800	200,000	219,025	29,775	-
Troy Bullock[1]	254,585	150,000	85,650	18,935	-
Amiee Chan[2]	137,522	91,907	34,400	11,215	-
Dale Mortimer[3]	27,068	20,045	-	2,023	5,000
NOTES:

(1)	Resigned as Chief Financial Officer and Corporate Secretary on February 28, 2005
(2)	Hired on April 5, 2004 and her annual compensation figures reflect pro-rated amounts.
(3)	Hired on May 31, 2004 and then left the Company on July 17, 2004. His annual compensation figures reflect pro-rated amounts and also includes vacation pay paid out.

The bonus amounts were paid pursuant to the Company’s Employee Compensation Plan. The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company.

On April 5, 2004, Amiee Chan was granted 75,000 options, each exercisable for one common share of the Company at $0.83 and will expire in 5 years. On June 1, 2004, Dale Mortimer was granted 100,000 options, each exerciseable for one common share of the Company at $0.82 and will expire in 5 years. No other stock options were granted to senior management in 2004.

Reference is also made to item C immediately below - specifically “Change in Responsibilities and Employment Contracts”.

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

Composition of the Board

The Board is currently composed of four (4) directors, three (3) of whom are considered “unrelated” to the Company by TSX guidelines - which state an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

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

Directors’ and Officers’ Liability Insurance

The 2004 premiums for directors’ and officers’ liability insurance coverage, in the amount of $10,000,000, amounted to $293,000.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting. The current directors have served as such as follows: Mr. Crump, since June 2002; Mr. Doninelli since May 1988; Mr. Hunter since August 2003; and Mr. Nixon since February 2004. Messrs. Manti, MacDonald, and Bullock originally became directors in June 2002, but resigned their directorships on December 10, 2004, May 19, 2004 and February 28, 2005, respectively.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three (3) directors: Messrs. Nixon (Chair), Doninelli, and Crump (each of whom is independent and an “unrelated” director). Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Nixon has an accounting designation and related financial expertise. The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2004, the Audit Committee met four (4) times to carry out its responsibilities. The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

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

The following table sets forth fees paid by the Company to KPMG LLP for all services in 2004 and 2003.

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2004	$85,000	$11,575	$19,450	$0
2003	$86,000	$19,650	$59,950	$0

Audit Fees
Audit fees are for the audit of our annual consolidated financial statements.

Audit Related Fees
Audit related fees are primarily for services related to technical accounting issues and review of other statutory filings.

Tax Fees
Tax fees are primarily for the preparation of our Canadian and U.S. tax returns and assistance with tax planning.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2004.

Corporate Governance and Compensation Committee
The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors: From January 1, 2004 to December 10, 2004 the directors were: Messrs. Manti (Chair), Crump and Doninelli. With Mr. Manti’s resignation from the Board on December 10, 2004, Mr Crump became Chair and Mr. Nixon joined the committee. All of the members of the committee are independent of management. None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

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

Compensation of the Chief Executive Officer
The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. For fiscal 2004, Mr. Hunter as the Chief Executive Officer, received an annual salary of $200,000 a bonus of $219,025 and related benefits totaling $29,775.

Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. Cameron Hunter dated August 16, 2003 pursuant to which he acts as the Company’s Chief Executive Officer, effective August 16, 2003. The agreement is for an indefinite period. Mr. Hunter receives an annual base salary of $200,000 plus benefits totalling approximately $30,000, and is entitled to participate in the Company’s bonus program. If Mr. Hunter’s employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of his employment, Mr. Hunter’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. Troy Bullock dated October 23, 2001, as amended on March 18, 2002, pursuant to which he acted as the Company’s Chief Financial Officer, effective March 14, 2002. Mr. Bullock left the company on February 28, 2005. Mr. Bullock’s incentive stock options continue to vest and he will be entitled to exercise them for a period of two years from the date of his leaving. No termination benefits were paid or accrued.

The Company has entered into an employment agreement with Dr. Amiee Chan dated April 5, 2004 pursuant to which she acts as the Company’s Vice President of Operations, effective April 5, 2004. The agreement is for an indefinite period. Dr. Chan receives an annual base salary of $125,000 plus benefits totalling approximately $15,000, and is entitled to participate in the Company’s bonus program. If Dr. Chan’s employment is terminated without cause, she will receive six (6) months of her annual compensation, plus one month for each year of service, in lieu of notice of termination of employment. Upon termination of her employment, Dr. Chan’s incentive stock options will continue to vest and she will be entitled to exercise them for a period of two years from the date of her termination.

The Company entered into an employment agreement with Mr. Dale Mortimer dated May 12, 2004 pursuant to which he acted as the Company’s Vice President of Marketing, effective May 31, 2004. Mr. Mortimer received an annual base salary of $150,000 plus benefits totalling approximately $18,000, and was entitled to participate in the Company’s bonus program. Mr. Mortimer left the company on July 15, 2004 and he was paid $5,000.

D.	Employees

The following table shows the number of employees by geographical location at the end of each year ending December 31:

	Canada	United States	Other	Total
2004	39	1	3	43
2003	40	1	1	42
2002	77	2	6	85

We believe that our work force is highly skilled, capable and motivated and that our relations with our employees are good.

E.	Share ownership

The following table sets forth stock owned or controlled by Directors and Officers of the Company as at December 31, 2004:

Name, Position and Country of Residence	Number of common shares owned	Number of common share warrants owned
Kenneth Crump (Chairman and Director) Canada	Nil	Nil
Gaetano Manti (former Director) Italy	1,200,000	Nil
Ugo A. Doninelli(2) (Director) Switzerland	1,985,575 (4)	Nil
John MacDonald (former Director) Canada	Nil	Nil
Brian Nixon (Director) Canada	Nil	Nil
Cameron Hunter (President, CEO, Acting CFO, Corporate Secretary and Director) Canada	364,000	Nil
Troy Bullock (former CFO, Corporate Secretary, and Director) Canada	200,000	Nil
Amiee Chan (VP Operations) Canada	10.000	Nil

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

The following table sets forth stock options to purchase one common share of the Company granted during the year ended December 31, 2004, and awarded to each of the Directors and Named Executive Officers:

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2004	Average Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Brian Nixon	50,000	15	$0.82	$0.82	March 22, 2009
Amiee Chan	75,000	23	$0.83	$0.83	April 5, 2009
Dale Mortimer	100,000	31	$0.82	$0.82	June 1, 2009

The following table sets forth details of all exercises of stock options during the year ended December 31, 2004 by the Directors and Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Kenneth Crump	None	Nil	100,000 / 75,000	5,000 / Nil
Gaetano Manti	None	Nil	Nil / Nil	Nil / Nil
Ugo A. Doninelli	None	Nil	175,000 / 25,000	2,500 / Nil
John MacDonald	None	Nil	Nil / Nil	Nil / Nil
Brian Nixon	None	Nil	Nil / 50,000	Nil / Nil
Cameron Hunter	None	Nil	208,333 / 291,667	12,500 / Nil
Troy Bullock	None	Nil	250,000 / 75,000	7,500 / Nil
Amiee Chan	None	Nil	Nil / 75,000	Nil / Nil

NOTES:

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).
(3)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2004, less the exercise price of in-the-money stock options.

7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 42,051,832 common shares are issued and outstanding as at March 17, 2005.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.	Related party transactions

Reference is made under “Item 8 Financial Information”, specifically note 17.

C.	Interests of experts and counsel

Not applicable.

8.	Financial Information

A.	Consolidated Financial Statements

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

The Company’s independent auditors, KPMG LLP, have audited the consolidated financial statements and their report follows.

“Cameron Hunter”	“Troy Bullock”“Troy Bullock
Cameron Hunter	Troy Bullock
President and Chief Executive Officer	Chief Financial Officer

February 11, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
February 11, 2005

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the change in accounting for employee stock-based compensation described in note 2(b) to the financial statements. Our report to the shareholders dated February 11, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when these are adequately disclosed in the financial statements.

“KPMG LLP”

Chartered Accountants

Vancouver, Canada
February 11, 2005

NORSAT INTERNATIONAL INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2004 and 2003

	2004	2003

Assets

Current assets:
Cash and cash equivalents (note 3)	$4,978,210	$2,581,141
Short-term investments - restricted (note 2(h))	72,000	250,000
Accounts receivable (note 4)	1,966,298	1,836,726
Inventory (note 5)	3,433,155	2,656,649
Prepaid expenses and other	228,178	176,269
Current assets from discontinued operations (note 13)	-	41,581
	10,677,841	7,542,366

Property and equipment (note 6)	1,049,267	1,482,744

Goodwill (note 7)	440,095	440,095

Deferred finance costs	31,727	49,431

	$12,198,930	$9,514,636

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$729,661	$381,646
Accrued liabilities	1,780,970	1,753,400
Liabilities from discontinued operations (note 13)	51,648	933,403
Deferred revenue	73,271	-
	2,635,550	3,068,449

Long-term debt (note 9)	1,467,594	1,271,198

Shareholders' equity:
Share capital (note 10)	40,901,057	39,153,498
Contributed surplus (note 10)	1,220,009	1,200,109
Equity component of long-term debt (note 9)	1,909,127	1,909,127
Deficit	(35,934,407)	(37,087,745)
	8,095,786	5,174,989

	$12,198,930	$9,514,636
Commitments (note 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Kenneth Crump”		“Cameron Hunter”
	Director		Director
Kenneth Crump		Cameron Hunter

NORSAT INTERNATIONAL INC.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Sales	$17,520,675	$12,980,269	$14,674,806
Cost of sales	9,595,855	9,292,628	8,592,626
	7,924,820	3,687,641	6,082,180
Expenses:
Selling, general and administrative	5,251,451	5,744,876	5,830,112
Product development	1,494,756	3,313,171	5,102,929
Technology Partnerships Canada funding (note 8)	(620,000)	(667,467)	(2,829,821)
Amortization	621,220	1,101,998	1,766,507
Restructuring charge (note 11)	-	1,232,680	1,658,858
	6,747,427	10,725,258	11,528,585

Earnings (loss) from continuing operations before other expenses and income taxes	1,177,393	(7,037,617)	(5,446,405)

Other expenses (note 19)	753,515	1,077,871	729,672

Earnings (loss) from continuing operations before income taxes	423,878	(8,115,488)	(6,176,077)

Income tax expense (recovery) (note 12)	(5,344)	53,241	5,500

Earnings (loss) from continuing operations	429,222	(8,168,729)	(6,181,577)

Recovery (loss) from discontinued operations (note 13)	724,116	(76,295)	(88,684)

Net earnings (loss)	1,153,338	(8,245,024)	(6,270,261)

Deficit, beginning of year	$(37,087,745)	$(28,842,721)	$(22,572,460)

Deficit, end of year	$(35,934,407)	$(37,087,745)	$(28,842,721)

Earnings (loss) per share – basic and diluted (note 2(i)):
Continuing operations	$0.01	$(0.23)	$(0.18)
Discontinued operations	$0.02	-	-
Net earnings (loss)	$0.03	$(0.23)	$(0.19)
See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash provided by (used in):
Operations:
Earnings (loss) from continuing operations	$429,222	$(8,168,729)	$(6,181,577)
Items not involving cash:
Amortization	621,220	1,101,998	1,766,507
Issuance of common shares for services (note 10(c))	-	-	259,845
Loss (gain) on disposal of property and equipment	(2,411)	281,450	197,753
Restructuring - write-down of assets	-	-	131,586
Interest accreted on long-term debt and deferred finance cost amortization (note 19)	330,046	299,785	322,325
Loss on settlement of promissory note (note 9)	-	-	43,609
Foreign exchange (gain) loss	(22,213)	141,268	-
Stock-based compensation	135,890	11,367	-
Changes in non-cash operating working capital (note 18)	(509,131)	2,153,422	77,124
Cash provided (used in) continuing operations	982,623	(4,179,439)	(3,382,828)
Recovery (loss) from discontinued operations	724,116	(76,295)	(88,684)
Items not involving cash:
Other	-	-	25,324
Changes in non-cash working capital and other	(840,174)	158,685	93,968
Cash provided by (used in) discontinued operations	(116,058)	82,390	30,608
	866,565	(4,097,049)	(3,352,220)

Investments:
Net purchase of property and equipment	(185,332)	(98,497)	(228,479)
Redemption (purchase) of short-term investments	178,000	(178,035)	(71,965)
	(7,332)	(276,532)	(300,444)

Financing:
Proceeds on exercise of warrants	1,631,569	17,416	-
Issue of common shares and units	-	4,420,715	970,386
Issue of long-term debt	-	-	2,953,188
Issue of promissory note	-	-	461,604
	1,631,569	4,438,131	4,385,178

Effect of change in exchange rates on cash	(93,733)	(391,220)	14,619

Increase (decrease) in cash and cash equivalents	2,397,069	(326,670)	747,133

Cash and cash equivalents, beginning of year	2,581,141	2,907,811	2,160,678

Cash and cash equivalents, end of year	$4,978,210	$2,581,141	$2,907,811

Supplemental cash flow disclosure (note 18)

See accompanying notes to consolidated financial statements.

1.	Nature of business and continuing operations:

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

2.	Significant accounting policies:

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States, except as explained in note 22.

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

In 2003, CICA section 3870 was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, effective January 1, 2003. Under the prospective method of adoption selected by the Company, the fair value method is applied to all employee awards granted on or after January 1, 2003. During 2004 and 2003, the Company granted stock options to employees having a weighted average fair values of $0.42 and $0.24 per option, respectively. The fair values were determined using the Black-Scholes option pricing model and the following weighted average assumptions: option life of three years (2003 - three years), no dividends (2003 - no dividends), expected annual volatility of 78% (2003 - 89%), and risk free interest rate of 3.3% (2003 - 3.0%). The total compensation expensed in 2004 was $135,890 (2003 - $11,367) and is included in selling, general and administrative expense.

2.	Significant accounting policies (continued):

(b)	Stock-based compensation (continued):

If compensation cost for the Company's employee awards issued during the year ended December 31, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net earnings for the year ended December 31, 2004 would have decreased by $48,875 to $1,104,463 and net earnings per common share would remain unchanged. Comparatively the Company’s pro forma net loss for the year ended December 31, 2003 would have increased by $531,000 (2002 - $245,000) to $8,776,024 (2002 - $6,515,261) and loss per common share would have increased to $0.24 (2002 - $0.19).

The weighted average fair value of options granted during 2002 was $0.90. The fair value of options was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

The Company’s stock-based compensation plan is described in note 10(d).

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

(e)	Revenue recognition:

The Company generates revenue from the sale of microwave products and portable terminal hardware and services.

Hardware sales are recognized when goods are shipped and the title passes, there is persuasive evidence of an arrangement, collection is probable and the fee is fixed or determinable. Provisions are established for product returns and warranty costs at the time revenue is recognized. If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received. For multiple element sales arrangements, revenue is allocated by the residual value method whereby the fair value of undelivered elements is determined by reference to objective evidence at the inception of the arrangement from comparable arrangements with the balance of the fees assigned to the delivered elements. Revenue is recognized for each element when all of the criteria for revenue recognition have been met. When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered. Elements included in multiple element arrangements may consist of some hardware, training and installation services, and post contract support services.

2.	Significant accounting policies (continued):

(e)	Revenue recognition (continued):

For long-term contracts, revenue is recognized on a percentage-of-completion basis based upon achievement of specifically identifiable milestones as set out in the contractual arrangement.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as deferred revenue. As at December 31, 2004, the Company has $73,271 (2003 - nil) of deferred revenue.

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

Property and equipment are assessed for future recoverability on an annual basis or when events or circumstances indicate that the asset may be impaired by estimating future undiscounted cash flows. When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

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

Included in short-term investments are securities with terms to maturity of in excess of three months when acquired. The investments are restricted and secure issued letters of guarantee.

2.	Significant accounting policies (continued):

(i)	Net earnings (loss) per share:

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

Diluted net earnings (loss) per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from continuing operations.

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations. There is no impact on the numerator.

	2004	2003	2002

Weighted-average number of common shares outstanding - basic	40,282,436	36,100,784	33,501,132

Assumed exercise of stock options	21,903	-	-
Assumed exercise of warrants	416,275	-	-

Weighted-average number of common shares outstanding - diluted	40,720,614	36,100,784	33,501,132

The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. Where its effect was anti-dilutive, assumed exercise of those particular stock options were not included. The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants. These are options and warrants that would not be recognized because their exercise price is higher than the average market price of the Company’s common share for each of the periods shown in the table.

The calculations also do not include assumed conversion of the convertible long-term debt as its effect would be anti-dilutive.

The 2003 and 2002 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

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

Research costs are expensed as incurred. Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process. If these criteria are not met, the development costs are expensed as incurred. For fiscal 2004, 2003 and 2002, all development costs have been expensed.

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

The Company has a credit facility with a major Canadian financial institution. The facility includes a line of credit in the amount of $700,000 available through cash or letters of credit or letters of guarantee. The facility bears interest at prime plus 1.75% per annum. The security under this facility consists of a first security interest over all of the Company’s assets. The credit facility may be cancelled by the lender at any time. As at December 31, 2004 no amounts have been drawn under this facility.

4.	Allowance for doubtful accounts:

Accounts receivable are disclosed net of allowance for doubtful accounts. Changes in the allowance for each of the periods presented are as follows:

	2004	2003	2002

Balance, beginning of year	$63,704	$263,663	$478,161
Net credit to operations	(35,375)	(199,959)	(214,498)

Balance, end of year	$28,329	$63,704	$263,663
5.	Inventory:

	2004	2003

Parts and supplies	$1,093,876	$528,764
Work-in-process	78,026	344,876
Finished goods	2,261,253	1,783,009

	$3,433,155	$2,656,649
Inventory is disclosed net of an estimate for obsolescence in the amount of $1,168,000 (2003 - $820,000).

6.	Property and equipment:

2004	Cost	Accumulated amortization	Net book value

Equipment and software	$8,273,534	$7,665,354	$608,180
Furniture and fixtures	1,010,747	801,265	209,482
Leasehold improvements	682,041	450,436	231,605

	$9,966,322	$8,917,055	$1,049,267

2003	Cost	Accumulated amortization	Net book value

Equipment and software	$8,127,248	$7,230,571	$896,677
Furniture and fixtures	1,009,303	742,582	266,721
Leasehold improvements	682,041	362,695	319,346

	$9,818,592	$8,335,848	$1,482,744

7.	Goodwill:

Goodwill outstanding at December 31, 2004 of $440,095 (2003 - $440,095) relates to the Company’s microwave products operating segment.

8.	Technology Partnerships Canada funding:

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) whereby TPC would provide funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project to a maximum cumulative funding amount of $9,379,700.

In return for funding, the Company was obligated to issue TPC $1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model. The Company recorded the fair value of the required obligation to issue warrants as a $1,000,000 deferred royalty payment in other assets and as an addition to contributed surplus. The deferred royalty was amortized pro-rata as funding was receivable under the contract.

Beginning January 1, 2003, the Company was to accrue royalty obligations in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products. The royalty period begins on January 1, 2003 and will end on the earliest of the following dates:

•	the date before December 31, 2006, for which cumulative royalties accrued reach $15 million

•	on December 31, 2006, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300

•	otherwise on December 31, 2009.

8.	Technology Partnerships Canada funding (continued):

In the event and at the time that the warrants are issued as required above, the SIT royalty will be reduced from 1.28% to 1.03%. As the warrants were issued on April 28, 2004 the royalty was reduced effective the same date.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of $1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

On September 28, 2004 the Company amended this agreement with TPC. Under the amended agreement the cumulative funding amount was increased to $9,999,700 representing additional funding of $620,000. In addition, the royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates:

•	the date before December 31, 2007, for which cumulative royalties accrued reach $15 million;

•	on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; and

•	otherwise on December 31, 2011.

As at December 31, 2004, the Company has expensed and accrued for royalty payments in the amount of $218,224. This amount is included in accrued liabilities. The royalties are recorded and expensed as the related sales occur. As a result of the amendment, the 2003 accrued royalty payable of $220,390 was recovered to income.

During 2004 the Company recognized TPC funding in the amount of $620,000 (2003 - 667,467; 2002 - $2,829,821) representing the final funding under the Company’s amended agreement. Cumulative funding as at December 31, 2004 was $9,999,700 (2003 - $9,379,700; 2002 - $8,712,233) of which $102,527 is included in accounts receivable.

9.	Promissory note and long-term debt:

(a)	Promissory note:

On January 28, 2002, the Company issued an unsecured promissory note (US$300,000) for net cash proceeds of $461,604, repayable on January 29, 2003, that bears interest at 8% per annum. The interest was payable by issuing 13,333 common shares of the Company at maturity. The promissory note also included 35,334 share purchase warrants. The warrants expire after five years, and entitle the holder to purchase one common share of the Company for US$2.01. A financing fee was paid consisting of US$7,500 cash, 4,167 common shares of the Company and 17,667 share purchase warrants with similar terms.

9.	Promissory note and long-term debt (continued):

(a)	Promissory note (continued):

The proceeds of the financing allocated to the interest component and also the fair value of the detachable share purchase warrants was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge. During 2002, an agreement was reached under which the promissory note including all interest obligations, was settled by the Company issuing 324,000 common shares which had a fair value of $498,960, resulting in a loss on debt settlement of $43,609. During 2003, the existing agreements for the share purchase warrants were amended to reduce the exercise price and shorten the expiry date (note 10(e)).

(b)	Long-term debt:

	2004	2003

Face value of long-term debt	$2,404,000	$2,593,000
Less: unamortized discount from conversion option	936,406	1,321,802

Carrying value December 31, 2003	$1,467,594	$1,271,198
On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188. The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time. At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share. The Company is allowed to force the conversion of the notes into common shares of the Company if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes. The cost of the financing totaled $307,966 and included 50,000 share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model. The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70. At December 31, 2004 the share purchase warrants remain unexercised (note 10(e)). The Company’s effective interest rate under this financing is approximately 24%.

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

10.	Share capital and contributed surplus:

The Company is authorized to issue 75,000,000 (2003 - 75,000,000; 2002 - 50,000,000) common shares without par value.

Share capital	Number of shares	Amount

Balance at December 31, 2001	33,080,990	$32,974,213
For cash:
Issued for services (note 10(a))	110,340	259,845
Upon issue for private placement (note 10(b))	657,667	970,386
Issued for the settlement of promissory note and financing costs (note 9)	328,167	510,923

Balance at December 31, 2002	34,177,164	34,715,367
For cash:
Upon issue for private placements (note 10(c))	4,792,000	4,420,715
Upon exercise of share purchase warrants (note 10(e))	31,667	17,416

Balance at December 31, 2003	39,000,831	39,153,498

For cash:
Upon exercise of share purchase warrants (note 10(e))	3,051,001	1,631,569

For non-cash:
Reclassification of contributed surplus upon exercise of warrants	-	115,990

Balance at December 31, 2004	42,051,832	$40,901,057

Contributed surplus	Amount

Balance, December 31, 2001	$1,000,000
Issue of warrants for financing proceeds and services (note 9)	188,742

Balance, December 31, 2002	1,188,742
Stock-based compensation (note 2(b))	11,367

Balance, December 31, 2003	1,200,109
Stock-based compensation (note 2(b))	135,890
Less: reclassification to share capital upon exercise of warrants	(115,990)

Balance, December 31, 2004	$1,220,009

10.	Share capital and contributed surplus (continued):

(a)	During 2002, a total of 110,340 common shares were issued to employees at market value for services rendered to the Company.

(b)
On August 8, 2002, the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $970,386, net of share issue costs of $16,114. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50. During 2003, the existing agreements for 97,667 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(e)).

(c)
On April 8, 2003, the Company entered into private placement agreements totaling 2,000,000 units at US$1.00 per unit, for cash proceeds of US$1,981,033 (CDN$2,919,290) net of share issue costs of US$18,967 (CDN$27,881). Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for US$1.00. During 2003, the existing agreements for 670,000 of these warrants were amended to reduce the exercise price and shorten the expiry date (note 10(e)).

On October 31, 2003, the Company entered into private placement agreements totaling 2,792,000 units at $0.55 per unit, for cash proceeds of $1,501,425 net of share issue costs of $34,175. The financing included participation by certain senior management of the Company of 332,000 units. Each unit consists of one common share of the Company and one share purchase warrant. The warrants expire after one year and entitle the holder to purchase one additional common share of the Company for $0.55 (US$0.42). During 2004 2,262,000 warrants were exercised for cash proceeds of $1,197,618 and the balance of 530,000 expired unexercised (note 10(e)).

(d)	Stock option plan:

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,406,845 common shares have previously been issued. The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

10.	Share capital and contributed surplus (continued):

(d)	Stock option plan (continued):

For each of the periods presented, the following stock options were outstanding:

2004	2003	2002
Number of shares			Exercise price per share	Expiry date

-	-	40,000	1.50	2003
-	-	10,000	1.70	2003
-	-	100,000	3.00	2003
75,000	75,000	75,000	15.00	2005
669,500	896,500	-	0.55	2008
5,000	5,000	-	0.57	2008
41,000	-	-	0.60	2009
81,000	-	-	0.82	2009
75,000	-	-	0.83	2009
20,000	-	-	1.25	2009
115,000	229,750	320,875	2.50	2011
115,000	229,750	312,125	3.40	2011
115,000	229,750	309,875	4.50	2011
115,000	170,000	259,875	6.15	2011
569,150	1,062,350	1,233,650	1.50	2012
-	-	625	2.53	2012
-	-	625	3.42	2012
-	-	625	4.61	2012
-	-	625	6.22	2012
5,000	5,000	-	1.19	2013
3,500	3,500	-	1.28	2013
-	10,000	-	1.25	2013
100,000	100,000	-	1.45	2013
169,200	169,200	-	1.50	2013

2,273,350	3,185,800	2,663,900
A summary of changes to issued stock options is as follows:

	Number of shares	Weighted-average exercise price

Balance, December 31, 2001	2,450,500	$4.97
Granted	1,312,450	1.60
Expired/cancelled	(1,099,050)	5.52

Balance, December 31, 2002	2,663,900	3.09
Granted	1,189,200	0.77
Expired/cancelled	(667,300)	3.10

Balance, December 31, 2003	3,185,800	2.22
Granted	327,000	0.82
Expired/cancelled	(1,239,450)	2.02

Balance, December 31, 2004	2,273,350	$2.13

10.	Share capital and contributed surplus (continued):

(d)	Stock option plan (continued):

Options exercisable at December 31, 2004 totaled 1,829,300 (2003 - 1,543,017; 2002 - 796,375) and have a weighted average exercise price of $2.36 (2003 - $2.83; 2002 - $3.41).

(e)	Share purchase warrants:

During 2003, the Company made an offer to all existing warrant holders, with the exception of senior management and board members, and came to an agreement with 820,668 common share purchase warrant holders to amend their existing warrant agreements to reduce the exercise price to US$0.42 (CDN$0.55) and shorten the expiry date to January 15, 2004. None of these warrants had been issued pursuant to employment arrangements. During 2004, 789,001 (2003 - 31,667), of these amended warrants were exercised for cash proceeds of $433,951 (2003 - $17,416).

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2004	2003	2002
Number of warrants			Exercise price per share	Expiry date

-	3,581,001	-	US$0.42	2004
50,000	50,000	50,000	US$1.70	2005
560,000	560,000	657,667	$1.50	2005
1,330,000	1,330,000	-	US$1.00	2006
-	-	17,667	US$2.01	2007
-	-	35,334	US$2.01	2007
1,206,811	-	-	$1.09	2009

3,146,811	5,521,001	760,668
A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2001 and 2002	760,688
Issued	4,792,000
Exercised	(31,667)

Balance, December 31, 2003	5,521,001
Issued	1,206,811
Exercised	(3,051,001)
Expired	(530,000)

Balance, December 31, 2004	3,146,811

11.	Restructuring charge:

	Workforce reduction	Premises	Total

Liability balance, December 31, 2001	741,000	307,183	1,048,183
Incurred and expensed	1,108,658	550,200	1,658,858
Costs paid or settled and adjustments	(1,399,737)	(458,083)	(1,857,820)

Liability balance, December 31, 2002	449,921	399,300	849,221
Incurred and expensed	1,232,680	-	1,232,680
Costs paid or settled and adjustments	(1,409,855)	(108,920)	(1,518,775)

Liability balance, December 31, 2003	272,746	290,380	563,126
Costs paid or settled and adjustments	(158,798)	(91,990)	(250,788)

Liability balance, December 31, 2004	113,948	198,390	312,338
During 2002, management made decisions to restructure its operations including reducing its workforce. The workforce reduction charge primarily relates to severance and related benefits for termination of approximately 40 employees. The Company also incurred lease costs, net of estimated subleasing recoveries.

During 2003, management continued to reduce its cost of operations by terminating a further 30 employees. The workforce reduction charge relates to severance and related benefits.

During 2004, no restructuring actions were undertaken.

At December 31, 2004, $312,338 (2003 - $563,126) of these costs are included in accrued liabilities.

12.	Income taxes:

(a)	Future income tax asset:

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2004	2003

Future tax assets:
Tax loss carry forwards	$10,457,580	$10,708,595
Scientific Research and Development Pool	2,884,977	3,075,840
Tax value of property and equipment in excess of book value	2,941,689	2,719,002
Write-down of subsidiary and investment	1,967,170	1,966,066
Temporary differences in working capital	1,097,740	1,203,084
Total gross future tax assets	19,349,156	19,672,587

Valuation allowance	(19,349,156)	(19,672,587)

Total future tax assets	$-	$-

12.	Income taxes (continued):

(a)	Future income tax asset (continued):
Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets. As a result, a full valuation allowance has been recognized.

(b)	Loss carry forwards and investment tax credits:

At December 31, 2004, the Company has approximately $29,359,000 of non-capital loss carry forwards available until 2010 to reduce future years' income for income tax purposes. Also, the Company has investment tax credits available to reduce taxes payable of $988,000. The amounts expire as follows:

Year of expiry	Non-capital loss carry forwards	Investment tax credits

2005	$-	$8,000
2006	2,988,000	19,000
2007	9,872,000	18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	7,416,000	-
2011	-	192,000
2012	-	313,000
2013	-	300,000

	$29,359,000	$988,000
The Company also has available $11,290,000 (2003 - $ 11,290,000) net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated scientific research and development expenses that are available for indefinite carry forward as discretionary deductions of approximately $8,099,000 (2003 - $8,640,000; 2002 - $7,115,000).

Not included in the above tables are non-capital losses of US $4,128,000 as at December 31, 2004 related to discontinued operations. The Company utilized approximately US $650,000 in 2004 to offset taxes otherwise owing on income earned from discontinued operations. Management believes that it is more likely than not that it will not create sufficient taxable income to realize these future tax assets. A full valuation allowance has been recognized.

12. Income taxes (continued):

(c)	Income tax expense:

The income tax expense differs from the expected expense if Canadian statutory rates were applied to the loss from continuing operations before income taxes. The principal factors causing these differences are shown below:

	2004	2003	2002

Income tax expense (recovery) at expected rate of 35.6% (2003 - 37.6% and 2002 - 39.6%)	$151,000	$(3,051,400)	$(2,445,700)
Non-allowable (non-taxable) expenses or income	7,400	11,100	191,300
Temporary differences, including amortization, research and development costs and other	191,700	453,500	(96,700)
Unrecognized (Utilization of) loss carry forwards	(381,600)	2,624,900	2,356,600
Rate difference between Canadian rate and rates applicable to subsidiaries	26,200	-	-
Other	(44)	15,141	-

Income tax expense	$(5,344)	$53,241	$5,500
13.	Discontinued operations:

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business. The Company incurred a loss of $76,295 and $88,684 in 2003 and 2002, respectively, resulting primarily from changes in estimates or the settlement of liabilities or recovery of assets at amounts different from original estimates.

For 2004, the Company recorded a recovery from discontinued operations totaling $724,116, which arose substantially from a settlement of a liability with a supplier.

At December 31, 2004, the Company had a receivable of nil (2003 - $41,581) representing primarily a contract receivable from closure of the Aurora distribution business in 1998. The Company had a liability of $51,648 (2003 - $933,403) representing primarily liabilities from the closure of the Norsat America Inc. distribution business.

14.	Segmented and other information:

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The key operating decision maker evaluates performance based on the following:

2004	Microwave	Satellite Systems	Consolidated

Sales to external customers	$9,492,846	$8,027,829	$17,520,675
Gross profit	$3,378,782	$4,546,038	$7,924,820
Total assets related to continuing operations	$5,268,524	$6,930,406	$12,198,930
Property and equipment	$207,030	$842,237	$1,049,267
Goodwill	$440,095	-	$440,095

2003	Microwave	Satellite Systems	Consolidated

Sales to external customers	$9,541,803	$3,438,466	$12,980,269
Gross profit	$2,342,639	$1,345,002	$3,687,641
Total assets related to continuing operations	$4,737,202	$4,735,853	$9,473,055
Property and equipment	$392,750	$1,089,994	$1,482,744
Goodwill	$440,095	-	$440,095

2002	Microwave	Satellite Systems	Consolidated

Sales to external customers	$10,793,669	$3,881,137	$14,674,806
Gross profit	$4,096,227	$1,985,953	$6,082,180
Total assets related to continuing operations	$9,531,006	$6,959,227	$16,490,233
Property and equipment	$298,274	$2,398,216	$2,696,490
Goodwill	$440,095	-	$440,095

14.	Segmented and other information (continued):

The Company generated revenues from external customers located in the following geographic locations:

	2004	2003	2002

Canada	$647,954	$1,172,224	$643,070
United States	13,132,986	6,150,610	7,766,395
Europe and other	3,739,735	5,657,435	6,265,341

	$17,520,675	$12,980,269	$14,674,806
Substantially all property and equipment and goodwill are located in Canada.

15.	Commitments:

Future minimum payments at December 31, 2004 under various purchasing commitments and operating lease agreements for each of the next five fiscal years are approximately as follows:

2005	$4,736,815
2006	748,887
2007	29,681
2008	22,200
2009	1,850
Rent expense for the Company was approximately $893,000 (2003 - $945,000; 2002 - $1,116,000).

In the normal course of operations the Company is subject to actual or alleged claims and enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Substantially, all commitments for 2005 and 2006 relate to purchase commitments.

In addition the Company has issued and outstanding standby letters of credit and warranty bonds, net of Export Development of Canada performance security guarantees, totaling approximately $13,000. These amounts are secured by a guaranteed investment certificate placed at the same issuing financial institution.

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

The Company is exposed to currency exchange risk as a result of its “sales” and “cost of sales” being predominately denominated in United States dollars. To manage its exchange risk, the Company has entered into financing in United States dollars. The Company has not entered into any derivative agreements to further mitigate this risk.

17.	Related party transactions:

As described in note 10(c), on October 31, 2003 the Company entered into private placement agreements totalling 2,792,000 units at $0.55 per unit. The financing included participation by certain senior management and directors of the Company for 332,000 units.

18.	Supplemental cash flow and other disclosures:

	2004	2003	2002

Changes in non-cash operating working capital:
Accounts receivable	$(129,572)	$2,477,693	$446,645
Inventory	-776,506	2,832,164	480,829
Prepaid and other expenses	-51,909	243,658	-18,707
Accounts payable and accrued liabilities	375,585	-3,066,251	-594,867
Deferred revenue	73,271	-333,842	-236,776

	$(509,131)	$2,153,422	$77,124

Supplementary information:
Interest paid	$206,400	$227,200	$126,400
Income taxes paid	15,124	14,205	5,500
Non-cash transactions:
Value assigned to common shares and warrants issued, net of cash acquired:
Issue of common shares for settlement of debt	-	-	498,960
Issue of common shares and warrants for financing services	-	-	200,705
Reclassification of exercised warrants from contributed surplus to share capital	115,990	-	-

19.	Other expenses:

	2004	2003	2002

Net interest and bank charges	$ 314,890	$ 264,813	$ 182,179
Interest - non-cash	330,046	299,785	322,325
Foreign currency loss (gain)	110,990	231,823	(16,194)
Loss (gain) on disposal of property and equipment	(2,411)	281,450	197,753
Loss on settlement of promissory note (note 9(a))	-	-	43,609

	$753,515	$1,077,871	$729,672
20.	Economic dependence:

The Company purchases substantially all of its microwave products from two suppliers.

During 2004, the Satellite Systems segment generated approximately 87% of its sales from the United States government.

21.	Comparative figures:

Certain comparative figures have also been reclassified to conform with the financial statement presentation adopted in 2004.

22.	Reconciliation to United States accounting principles:

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

	2004	2003	2002

Earnings (loss) from continuing operations under Canadian GAAP	$429,222	$(8,168,729)	$(6,181,577)
Write-down of property and equipment (b)	-	270,091	182,608
Promissory note and long-term debt (f)	342,505	538,424	188,298
Employee stock-based compensation (e)	125,693	11,367	-

Earnings (loss) from continuing operations according to US GAAP	897,420	(7,348,847)	(5,810,671)

Recovery (loss) from discontinued operations as shown in the consolidated financial statements according to US GAAP	724,116	(76,295)	(88,684)

Net earnings (loss) according to US GAAP	1,621,536	(7,425,142)	(5,899,355)
Other comprehensive loss (c):
Decrease in cumulative translation adjustment	-	-	(25,324)

Total comprehensive earnings (loss) according to US GAAP	$1,621,536	$(7,425,142)	$(5,924,679)

Basic and diluted net earnings (loss) per share from continuing operations according to US GAAP	$0.02	$(0.21)	$(0.17)

Basic and diluted net earnings per share from discontinued operations according to US GAAP	$0.02	-	-

Basic and diluted net earnings (loss) per share according to US GAAP	$0.04	$(0.21)	$(0.17)

22. Reconciliation to United States accounting principles (continued):

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	31-Dec-04		31-Dec-03
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Property and equipment (b)	$1,049,267	$1,049,267	$1,482,744	$1,482,744
Goodwill (a)	440,095	777,095	440,095	777,095
Deferred finance costs (f)	31,727	128,233	49,431	188,828
Long-term debt (f)	1,467,594	2,404,000	1,271,198	2,593,000
Share capital (f), (g) and (h)	40,901,057	115,535,312	39,153,498	113,787,753
Contributed surplus (e)	1,220,009	1,082,949	1,200,109	1,188,742
Equity component of long-term debt (f)	1,909,127	-	1,909,127	-
Deficit (a) - (h)	(35,934,407)	(109,025,374)	(37,087,745)	(110,646,911)
The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)	IMT Communications Inc. acquisition:

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP. For US GAAP purposes, the share value is recorded at market value. This results in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment. Cumulative amortization relating to this additional goodwill was $203,000 at December 31, 2001. For fiscal 2002 to 2004, no reconciling differences to the statement of operations arise as under both Canadian and US GAAP, goodwill is no longer amortized but is instead now subject to an annual impairment test. The additional goodwill, net of amortization, under US GAAP would be $337,000.

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

22.	Reconciliation to United States accounting principles (continued):

(b)	SpectraWorks acquisition (continued):

During 2001, the Company recorded an impairment charge under Canadian GAAP relating to goodwill and other intangible assets acquired pursuant to the SpectraWorks Inc. acquisition. The impairment charge under US GAAP in 2001 would also include an additional write-down of property and equipment of $452,699. Amortization and impairment charge relating to goodwill and other intangible assets related to the SpectaWorks Inc. acquisition would be lower under US GAAP by $3,287,250 due to the expense of in-process research and development costs on acquisition and additional impairment charge related to goodwill under US GAAP prior to 2001.

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

22. Reconciliation to United States accounting principles (continued):

(e) Stock-based compensation (continued):

As described in note 2(b), the Company adopted the CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments" and elected to apply the intrinsic value method for other employee awards and effective January 1, 2003, elected to apply the fair value method. Compensation cost attributable to stock options issued by the Company to employees before January 1, 2003 under US GAAP will have nil compensation cost.

As required under SFAS 123, supplementary pro-forma information is provided below as if the fair value method was applied. The pro-forma stock compensation expense has been determined by reference to an option-pricing model using the following weighted average assumptions:

	2004	2003	2002

Volatility percentage	78%	89%	93%
Risk-free interest rate	3.30%	3.00%	3.70%
Dividend yield	-	-	-
Expected life of options	3.0 years	3.0 years	3.0 years
The weighted average grant date fair value of options granted during the year was $0.42 (2003 - $0.24; 2002 - $0.90).

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2004	2003	2002

Net earnings (loss), US GAAP	$1,621,536	$(7,425,142)	$(5,899,355)
Additional stock compensation recovery (expense)	(327,916)	(942,428)	(642,307)

Pro-forma net loss, US GAAP	$1,293,620	$(8,367,570)	$(6,541,662)

Pro-forma basic and fully diluted net earnings (loss) per share, US GAAP	$0.03	$(0.23)	$(0.20)

22.	Reconciliation to United States accounting principles (continued):

(f)	Promissory note and long-term debt:

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

Applying US GAAP, long-term debt at December 31, 2004 would be recorded at its face value of $2,404,000 (US $2,000,000) and no value would be assigned to an equity component of long-term debt. In addition, accretion on the calculated debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $312,342 (2003 - $269,708) for the year ended December 31, 2004 would not have been recorded, reducing interest expense by an equivalent amount. Finally, additional interest expense of $42,891 (2003 - $43,535) would be recorded in 2004 on amortization of amounts reclassified to deferred finance costs, and a foreign exchange gain on the long-term debt of $73,054 (2003 - $312,251) would have been realized. For 2002, the loss on conversion of the promissory note would have been increased by $67,140.

(g)	Elimination of deficit:

In prior years, the Company reduced its paid-up capital by $66,332,136 to eliminate the deficit from preceding years. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

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

(i)	Income statement presentation:

The consolidated statements of operations include a subtotal before the loss (gain) on disposal of property and equipment. No similar subtotal would be presented under US GAAP.

22.	Reconciliation to United States accounting principles (continued):

(j)	Future pronouncements:

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

FASB issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”). SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the service period which is determined by the vesting period. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

The adoption of SFAS 150 did not have a material affect on the Company’s financial results. The Company has not determined the effect of adopting SFAS 123(R).

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

Other Information

Export Sales
The majority of our component sales are made outside of Canada, primarily in the United States, Europe and Asia. Our portable terminal sales are made primarily in the US and Europe.

Legal Proceedings
The Company has commenced legal proceedings to recover a loan balance from Mr. Johnson who left the employ of Norsat America Inc. in December 2000. The loan, in the amount of CDN$450,000 been provided for.

Dividend Policy
Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors. There can be no assurance that any dividend will be declared, or if declared, what the amounts of dividend will be or whether such dividends, once declared, will continue for any future period.

B.	Significant Changes

No significant changes have occurred since year-end to March 17, 2005.

9.The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the OTC Bulletin Board under the symbol NSATF.

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		NASDAQ		OTC BB
			(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
			High	Low	High	Low	High	Low

a)	2004		1.26	0.56	N/A	N/A	0.95	0.40
	2003		1.59	0.50	1.05	0.61	0.70	0.38
	2002		4.00	1.27	2.45	0.71	N/A	N/A
	2001		5.50	1.20	3.69	0.61	N/A	N/A
	2000		46.00	3.80	32.00	2.50	N/A	N/A

b)	2004
	Fourth quarter		0.85	0.57			0.68	0.46
	Third quarter		0.81	0.59			0.63	0.46
	Second quarter		1.10	0.74			0.83	0.55
	First Quarter		1.26	0.56			0.95	0.40
	2003
	Fourth quarter		0.95	0.53	0.76	0.61	0.70	0.38
	Third quarter		1.40	0.88	1.01	0.74
	Second quarter		1.59	1.01	0.77	1.05
	First Quarter		1.54	1.06	1.05	0.75

c)	February	2005	0.70	0.57			0.56	0.46
	January	2005	0.69	0.59			0.56	0.47
	December	2004	0.66	0.57			0.56	0.46
	November	2004	0.74	0.59			0.58	0.50
	October	2004	0.85	0.65			0.68	0.53
	September	2004	0.81	0.70			0.63	0.53

10.	Additional Information

A.	Share capital

Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 10. Share Capital.

B.	Memorandum and Articles of Association

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

Reference is made under Exhibit 4.1 “Employment Contract between Norsat International and Cameron Hunter”.

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

If Common Shares are purchased by the Company a holder will be deemed to have received a dividend to the extent that the amount paid on the repurchase exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. The portion, if any, of the acquisition proceeds that are deemed to be a dividend will be subject to Canadian withholding tax on dividends, as described above. Further, the holder will be deemed to have disposed of the Common Shares for the amount paid by the Company for the Common Shares less the amount deemed to have been received as a dividend. If this results in a capital gain to a holder, the tax consequences will be as described below.

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
i.	is an individual and was resident in Canada for 120 months during any 20-year period preceding the disposition,
ii.	was resident in Canada at any time during the 10 years immediately preceding the disposition; and owned the Common Share when he ceased to be a resident of Canada

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2004 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a securityholder of the Company.

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

During 2004 the Canadian dollar strengthened by approximately 7% year-over-year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Operations and the Balance Sheet.

Foreign Exchange Effect on Income Statement. The Company’s “Sales” and “Cost of Sales” are predominately denominated in U.S. dollars and the Company’s “Operating Expenses” are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in Net Income. Based on 2004 revenues, a one-cent change in the Canadian dollar will affect Revenue by approximately $200,000 and net income by approximately $90,000.

Foreign Exchange Effect on Balance Sheet. U.S. dollar denominated balance sheet accounts are translated into Canadian dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the consolidated statement of operations.

12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.	Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004 and have concluded that these disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There were no significant changes in our internal controls over financial reporting during the financial year ended December 31, 2003 that could materially affect internal controls over financial reporting subsequent to the date of their evaluation

16.	[Reserved]

A.	Audit Committee Financial Expert

Reference is made under “Item 6-C - Board Practices”. Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. Brian Nixon has been determined to be such audit committee financial expert. The commission has indicated that the designation of Mr. Nixon as an audit committee financial expert does not make Mr. Nixon an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Nixon that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee.

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

PART III

17.	Financial Statements

Reference is made under Item 8 “Financial Information”.

18.	Financial Statements

Not applicable. See Item 17.

19.	Exhibits

1.0	Memorandum and Articles of Incorporation of Norsat International Inc.
4.1	Employment Contract dated August 15, 2003 between the Company and Cameron Hunter.
4.2	Employment Contract dated April 15, 2004 between the Company and Dr. Amiee Chan.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Cameron Hunter
32.2	Certification of Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Cameron Hunter

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Norsat International Inc.
(Registrant)
“Cameron Hunter”
Date:	March 17, 2005	Cameron Hunter, Acting Chief Financial Officer

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

2.8
Norsat operates a RRSP program executed by matching employee contributions to a Group RRSP plan under Company administration. Norsat will continue to enhance the Executive’s contributions (providing the Executive is contributing a minimum of 2% of his annual salary) by contributing 5% of paid semi-monthly earned income - such company contribution not to exceed the annual limits established by Revenue Canada.

3.	CONFIDENTIAL INFORMATION

3.1
Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called “Confidential Information”) disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or following the termination thereof. The foregoing shall not prevent the Executive from using or disclosing any portion of the Confidential Information which:

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

4.2
The Executive confirms and agrees that the covenants and restrictions contained in the preceding Article 4.1, are reasonable and valid and that Norsat would suffer irreparable injury in the event of any breach of the Executive’s obligations therein. Accordingly, the Executive acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that Norsat shall be entitled to obtain, in addition to any other remedy at law or equity, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

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

Exhibit 4.2 to 20-F submission for Norsat International Inc.

THIS EMPLOYMENT AGREEMENT, dated as of March 2, 2004, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Amiee Chan (the “Executive”).

A.	WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.	AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Vice-President, Operations, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

1.	POSITION AND DUTIES

1.1	Norsat will employ the Executive as its Vice-President, Operations. The start date for this position will be April 5, 2004.

1.2	Norsat may, by mutual agreement, change the position in which the Executive is employed.

1.3	The Executive will report to the President & C.E.O. of Norsat.

1.4	The Executive will perform the duties and responsibilities that are reasonably assigned to him or her from time to time.

1.5
The Executive agrees to faithfully and to the best of his ability to serve Norsat and to devote his or her full time, skill and effort to Norsat as a full-time employee. The Executive shall not, without the prior consent in writing of Norsat, engage in any other business, profession or occupation without the express written consent of Norsat.

1.6
It is essential to the continued success of Norsat that all transactions are conducted with integrity and the Executive agrees to adhere to sound ethical and honest business practices, comply with applicable laws and conduct his activities in a manner that shall reflect favourably on the Executive and Norsat.

2.	COMPENSATION AND BENEFITS

2.1	Norsat will pay the Executive an annual base salary of CDN $125,000.

2.2
The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat. The current on-target level for the incentive compensation plan is 25%.

2.3	Norsat has granted the Executive a total of 75,000 stock options in accordance with the terms of Norsat’s stock option plan.

2.4	The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

2.5	The Executive shall be entitled to receive a monthly car allowance of CDN $500.

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

2.8
Norsat operates a RRSP program executed by matching employee contributions to a Group RRSP plan under Company administration. Effective, with the Executive’s start date, Norsat shall enhance the Executive’s contributions (providing the Executive is contributing a minimum of 2% of his annual salary) by contributing 5% of paid semi-monthly earned income.

3.	CONFIDENTIAL INFORMATION

3.1
Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called “Confidential Information”) disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or following the termination thereof. The foregoing shall not prevent the Executive from using or disclosing any portion of the Confidential Information which:

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

4.2
The Executive confirms and agrees that the covenants and restrictions contained in the preceding Article 4.1, are reasonable and valid and that Norsat would suffer irreparable injury in the event of any breach of the Executive’s obligations therein. Accordingly, the Executive acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that Norsat shall be entitled to obtain, in addition to any other remedy at law or equity, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

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

5.1
Apart from any separation pursuant to Article 5.1 above, the Executive may terminate his employment by giving six weeks of written notice to Norsat. On receipt of such notice, Norsat may waive the notice period in whole or in part, and set an earlier date on which the Executive’s resignation shall become effective. In such case, Norsat will compensate the Executive for the balance of the resignation notice.

5.2
Apart from any separation pursuant to Article 5.1 above, Norsat may terminate the Executive’s employment forthwith in the event of Just Cause for dismissal, in which case the Executive is not entitled to notice or payment in lieu thereof. When used in this Agreement, the term “just cause” includes a) the Executive’s failure to perform his employment duties hereunder after reasonable notice to the Executive by the Board, specifying such failure and providing the Executive with a reasonable opportunity to cure such failure given the content of the circumstances, as determined by the Board in the exercise of its reasonable discretion, b) the Executive’s breach of covenants or agreements contained in this Agreement, the Proprietary Rights Agreement, or any of the other material agreement or undertaking of the Executive, c) the Executive’s commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of Norsat, d) any act of the Executive against Norsat intended to enrich the Executive in derogation of his duties to Norsat, or e) any willful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of Norsat.

5.3
Apart from any separation pursuant to Article 5.1 above, if Norsat terminates the Executive other than for just cause, Norsat shall give the Executive three (3) months notice, (based on the Executive’s base salary at the time of termination), plus a further month of notice, (based on the Executive’s base salary at the time of termination), for each full year of service - and prorated if notice of termination is given during a partial year of service - that the Executive has with Norsat, up to a maximum of 12 months. “Base salary”, for the purposes of this agreement, is not reflective of any salary reductions, whether short-or long-term, i.e. salary reductions will have no effect on the Executive’s severance.

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

NORSAT INTERNATIONAL INC. By:
Executive: Amiee Chan	Cameron Hunter President & CEO

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cameron Hunter, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 17, 2005	“Cameron Hunter”
Cameron Hunter
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cameron Hunter, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 17, 2005	“Cameron Hunter”
Cameron Hunter
President & Chief Executive Officer
Acting Chief Financial Officer

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

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:	March 17, 2005	“Cameron Hunter”
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

c)
All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

d)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:	March 17, 2005	“Cameron Hunter”
Cameron Hunter
President & Chief Executive Officer
Acting Chief Financial Officer