Form 20-F
period 2005-12-31
NORSAT INTERNATIONAL INC /
filed 2006-04-03
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2005
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

N/A
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.  42,708,082  common shares.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X]  Yes  [   ]  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 [X]  Item 17  [   ]  Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[   ]   Yes [   ]  No

Table Of Contents

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	5
A.	SELECTED FINANCIAL DATA	5
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
4.	INFORMATION ON THE COMPANY	10
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	10
B.	BUSINESS OVERVIEW	14
C.	ORGANIZATIONAL STRUCTURE	18
D.	PROPERTY, PLANTS AND EQUIPMENT	18
4A.	UNRESOLVED STAFF COMMENTS	18
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	19
A.	OPERATING RESULTS	19
B.	LIQUIDITY AND CAPITAL RESOURCES	32
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	32
D.	TREND INFORMATION	33
E.	OFF-BALANCE SHEET ARRANGEMENTS	34
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	34
G.	SAFE HARBOR	34
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
A.	DIRECTORS AND SENIOR MANAGEMENT	35
B.	COMPENSATION	37
C.	BOARD PRACTICES	38
D.	EMPLOYEES	43
E.	SHARE OWNERSHIP	43
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	45
A.	MAJOR SHAREHOLDERS	45
B.	RELATED PARTY TRANSACTIONS	45
C.	INTERESTS OF EXPERTS AND COUNSEL	45
8.	FINANCIAL INFORMATION	46
A.	CONSOLIDATED FINANCIAL STATEMENTS	46
B.	SIGNIFICANT CHANGES	79
9.	THE OFFER AND LISTING	80
10.	ADDITIONAL INFORMATION	81
A.	SHARE CAPITAL	81
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	81
C.	MATERIAL CONTRACTS	83
D.	EXCHANGE CONTROLS	83
E.	TAXATION	84
F.	DIVIDENDS AND PAYING AGENTS	87
G.	STATEMENT BY EXPERTS	87
H.	DOCUMENTS ON DISPLAY	87
I.	SUBSIDIARY INFORMATION	88

11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	88
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88
PART II		89
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS	89
15.	CONTROLS AND PROCEDURES	89
16.	[RESERVED]	89
A.	AUDIT COMMITTEE FINANCIAL EXPERT	89
B.	CODE OF ETHICS	89
C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	89
B.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89
PART III		90
17.	FINANCIAL STATEMENTS	90
18.	FINANCIAL STATEMENTS	90
19.	EXHIBITS	90

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in Canadian dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.

Identity of Directors, Senior Management and Advisers

Not applicable.

2.

Offer Statistics and Expected Timetable

Not applicable.

3.

Key Information

A.   Selected financial data

Table 1 below summarizes selected consolidated financial data for the Company calculated in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for each of the years in the three year period ended December 31, 2005 and as at December 31, 2005 and 2004 have been extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.  Reference is made to Note 22 of the consolidated financial statements of Norsat included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.  Information for the years ended December 31, 2002 and 2001 and as at December 31, 2002, and 2001 has been extracted from audited consolidated financial statements not disclosed elsewhere herein.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2005	2004	2003	2002	2001
Sales ($000’s)	18,116	17,521	12,980	14,675	20,599
Earnings (loss) from continuing operations ($000’s)	(5,888)	429	(8,169)	(6,182)	(22,598)
Net earnings (loss) ($000’s)	(5,889)	1,153	(8,245)	(6,270)	(22,572)
Earnings (loss) per share from continuing operations – basic and diluted ($)	(0.14)	0.01	(0.23)	(0.18)	(0.71)
Earnings (loss) per share - basic and diluted ($)	(0.14)	0.03	(0.23)	(0.19)	(0.71)
Weighted average number of shares – basic (000s)	42,518	40,282	36,101	33,501	31,803
Weighted average number of shares – diluted (000s)	42,518	40,721	36,101	33,501	31,803
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	10,524	12,199	9,515	17,026	20,025
Net assets ($000s)	3,554	8,096	5,175	8,971	11,376
Long-term debt (excluding current portion) ($000s)	2,008	1,468	1,271	1,251	-
Capital Stock ($000s)	41,416	40,901	39,153	34,715	33,974

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2005	2004	2003	2002	2001
Sales ($000’s)	18,116	17,521	12,980	14,675	20,599
Earnings (loss) from continuing operations ($000’s)	(5,376)	897	(7,349)	(5,811)	(19,873)
Net earnings (loss) ($000’s)	(5,376)	1,622	(7,425)	(5,899)	(19,848)
Earnings (loss) per share from continuing operations – basic and diluted ($)	(0.12)	0.02	(0.21)	(0.17)	(0.62)
Earnings (loss) per share - basic and diluted ($)	(0.12)	0.04	(0.21)	(0.17)	(0.62)
Weighted average number of shares – basic (000s)	42,518	40,282	36,101	33,501	31,803
Weighted average number of shares – diluted (000s)	42,518	40,721	36,101	33,501	31,803
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	10,939	12,632	9,991	17,276	19,909
Net assets ($000s)	3,3363	7,593	4,330	7,317	11,281
Long-term debt (excluding current portion ($000s)	2,941	2,404	2,593	3,155	-
Capital Stock ($000s)	116,401	115,535	113,788	109,350	108,608

In this Form 20-F Annual Report unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The following tables set out the exchange rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect at the closing rate on March 25, 2006, the range of high and low exchange rates for such periods, and the average exchange rates (based on the average of the noon day exchange rates) on each day of the year in such periods.

The close of business on March 25, 2006: 1.XXXX

	Last Six Months Ended
	2006		2005
	Feb.	Jan.	Dec.	Nov.	Oct.	Sep.
High for period	1.1352	1.1372	1.1734	1.1961	1.1887	1.1882
Low for period	1.1614	1.1794	1.1507	1.1657	1.1659	1.1611

	Year Ended December 31
	2005	2004	2003	2002	2001
Average for period	1.2116	1.3015	1.4015	1.5704	1.5484

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

Risks Associated With Our Financial Results

Our inability to generate sufficient cash flows may result in us not being a going concern.   Our consolidated financial statements have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing.  For the year ended December 31, 2005, the Company was not profitable. The Company has previously reported losses and negative cash flows from operations in four of the last five fiscal years. While management believes the Company has sufficient cash flows to continue operations for the next 12 months, the Company may need to rely on additional funding to sustain operations after that point.

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

We have customer and supplier concentration.  A significant portion of our revenues has been recognized from a limited number of customers.  For example, during 2005, the Satellite Systems business unit generated approximately 74% (2004: 87%) of its sales from the United States government.  We expect that a majority of our Satellite Systems revenues will continue to depend on sales of products to a small number of customers.  We also expect that customers will vary from period-to-period.  If we fail to successfully sell our products to one or more targeted customers in any particular period, or are unable to diversify our number of customers and segments, our revenues and profits will be adversely affected.  The Company purchases substantially all of its microwave products from four suppliers, and certain critical components for its Omnilink product from sole source suppliers.  If any of these suppliers is unable or unwilling to supply to us and at prices that we deem fair, and we are unable to diversify our number and range of suppliers to mitigate this risk, our revenues and profits will be adversely affected.

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

We have limited intellectual property protection. Our success and ability to compete are dependent, in part, upon proprietary technology. Due to the rapid technological changes in our markets and since our technology is, in part, proprietary, we rely primarily on trade secrets and we do not have adequate patent applications to protect our technology. We are however continuing to apply for new patent protection as it relates to Globetrekker products. We also enter into confidentiality, and non-compete agreements with our employees and limit the access to and distribution of our product design documentation and other proprietary information. We cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party from obtaining or using information, which we deem to be proprietary. Although we believe that our technology does not currently infringe upon patents held by others, we cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in our industry segment grows.

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

We depend on our key employees and we cannot be sure that we will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of our senior management and other key personnel. While we offer competitive compensation packages and stock options to attract key employees, we do not carry key person insurance on these employees. Highly skilled technical employees and management in the satellite communications industry are in demand and the market for such persons is highly competitive. We cannot be sure that we will be able to retain these employees or hire replacements. If we do not successfully retain our key personnel or hire and train replacements we will be unable to develop the new products and technologies necessary to compete in our markets or to effectively manage our business.

We may be subject to product liability claims, which are not fully covered by insurance. The manufacture sale and marketing of our satellite products expose us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo extensive testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems, which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defence costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

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

Risks That May Affect The Value Of Norsat Shares

The exercise of our existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 42,708,082 were outstanding at December 31, 2005 and an additional 6,666,961 shares have been reserved for issuance upon the exercise of outstanding options or warrants or warrants to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the company could also have dilutive effect on the shareholders.

9

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

Head Office Contact Information

The Company’s head office is located at:

300-4401 Still Creek Drive

Burnaby, British Columbia

Canada  V5C 6G9

Telephone: 604-292-9000

Fax: 604-292-9100

Email: investor@norsat.com

www.norsat.com

Important Events

Throughout the year, we focused our attention on growing revenues from both our satellite systems and microwave components business units despite an increasingly price-conscious and competitive market. The following were important events during the year:

o

In 2005, Norsat focused its research and development efforts to design and develop a family of ultra-portable satellite systems known as the Norsat GLOBETrekker™. The product was launched in Q3 2005 and production units are scheduled to roll out in the second quarter of 2006.

o

By November 2005, the Company had delivered its OmniLink portable satellite systems to Ireland’s Department of Defense in conjunction with NextiraOne.

o

In October 2005, the Company announced a partnership with Arrowhead Global Solutions, a Native American-owned small business provider of commercial satellite products, bandwidth and services to the United States Department of Defense.

o

On September 19, 2005, the Board of Directors and Audit Committee of the Board announced the retention of Ernst & Young LLP as its auditing firm for the fiscal year ending December 31, 2005.

o

In September 2005, the Company announced that it had expanded its portfolio of microwave products to include Block-up Converters in the extended Ku-band, Ka and X-band low noise block down-converters, and custom block down-converters.

o

On September 29, 2005, the Company announced that it had fulfilled an order to supply portable satellite systems to the 1st Calvary Division of the U.S. Army. The order was in excess of US$800,000. Troops from the 1st Cavalry Division based out of Fort Hood, Texas, used the portable satellite systems to transmit high fidelity data and video, as part of their engagement in Joint Task Force Katrina.

o

In August 2005, the Company announced that it had successfully leveraged its strong supply record to the U.S. Army to secure an order for a portable satellite system with the U.S. Marine Corps.

o

On June 30, 2005, the Company announced it had been awarded a US $3.3 million order by the U.S. Army Forces Central Command.  The order called for the supply of Norsat NewsLink ™ portable satellite terminals, spares, training and maintenance to support the expansion of the U.S. Army’s DVIDS (Digital Video and Imagery Distribution) System.

o

In May 2005, an Asian military customer became the first non-US military customer to have placed an order for the Company’s OmniLink portable satellite systems to be used for in-theater operations.

o

In the second quarter of 2005, Norsat appointed both a new Board and new executive team.

o

Norsat introduced the first commercialized highly stable phase locked loop low noise block downconverters (PLL LBN’s) for X and Ka frequencies.

o

Norsat partnered with UAE-based Atlas Telecom to penetrate the markets in the Gulf Cooperation Countries.

o

In February 2005, Norsat introduced a product family of solid state high power amplifiers.

o

Norsat received proceeds from financing activities of $0.5 million.  All of these proceeds were through the exercise of share purchase options at various times during the year.

Business Development

In 2005, Norsat experienced continued and growing demand for its portable satellite systems, driven in part by the global war on terror and the net-centric transformation of the militaries of Allied Nations. In response to this demand increase, Norsat accelerated its sales and marketing activities across both business units to execute against an aggressive growth strategy to capture a greater share of this growing market.

The following principles have been central to this growth strategy:

1.

Leverage the Company’s Reliable Supply Record

Norsat is the primary supplier of portable satellite systems to the US Army’s DVIDS (Digital Video and Imagery Distribution System) program and enjoys a reliable supply record. The DVIDS Program enables Norsat satellite systems to be used by multiple U.S. Armed Services engaged in peacekeeping and reconstruction activities.  In 2005, Norsat successfully leveraged its supply record with the U.S. Army to secure orders from other services within the U.S. military, most notably the U.S. Marine Corps and more recently, the U.S. Air Force.

In 2005, an active effort to focus on the Company’s reliable supply record with the US Army also enabled it to gain a beachhead with other nations’ militaries.  Through one of Norsat’s partners, NextiraOne, Norsat is upgrading the Irish Department of Defence’s capabilities to meet both their defence and emergency planning requirements.  Norsat is also supplying satellite systems to an Asian military currently involved in peacekeeping operations. Norsat continues to leverage its relationship with the aforementioned military placements  and with other agencies engaged in the global war on terror both directly and through its network of alternate distribution channels.

Norsat has also similarly expanded its presence within the broadcast industry.  Among those media corporations acquiring Norsat systems to enhance their ability to report breaking new stories, were ITN, the largest British broadcaster, CBS affiliate KTVA in Alaska and an Australian broadcaster.

2.

Recruit and Nurture Strategic Channel Partners

Recognizing that partnerships are a key to sustained growth, Norsat has been actively pursuing strategic relationships with players in both the United States and elsewhere.

As part of this coordinated thrust to recruit strategic partners, the Company has:

i.

entered into a partnership with Arrowhead Global Solutions to jointly bid on significant, multi-year opportunities sponsored by the U.S. Department of Defense;

ii.

successfully signed a frame agreement with one of the world’s largest satellite service providers and;

iii.

been engaged in discussions with one of the world’s largest defense integrators about an OEM arrangement, wherein the GLOBEtrekker would become part of their product line.

In a strategic move to rapidly establish partnerships necessary to penetrate certain sectors of the market, Norsat accelerated its sales, marketing and product development activities with the goal of bringing the industry’s first broadband-capable, backpackable system, the GLOBETrekker, to market.  The capabilities of the GLOBETrekker have been sought after in both, the defense and broadcast sectors.

The demand for highly portable satellite systems in the defence segment is strong as the U.S. military and those of other Allied Nations reorganize themselves into a more net-centric force capable of dealing with asymmetric terrorist threats.

3.

Multiply Trade Show Presence

In an effort to showcase the capabilities of Norsat’s Omnilink portfolio of products, Norsat employed a mixture of direct sales efforts, partnerships with industry leaders, and participation in industry leading trade shows.

The introduction of GLOBEtrekker, heralded a significant change in how Norsat participated in trade shows.  Launched in Amsterdam at IBC and in London two weeks later at the Defence Systems and Equipment International (DSEI) show, the product was then exhibited in the display areas of three (3) strategic partners at Milcom 2005 where Norsat did not have its own booth.

Norsat intends to continue this approach to trade shows in the future as a means to gain broader access to client opportunities through partnerships and reduce the cost of trade show participation by Norsat.

12

4.

Promote Microwave Products

While “word-of-mouth” referrals and a global network of distributors had traditionally been the primary means of lead generation in the more mature microwave components business the Company added a number of new initiatives to help growth of the microwave components business unit. These initiatives included:

•

adding a sales resource and launching a “win-back” program;

•

designing a product catalogue; and

•

participating in the National Association of Broadcasters (NAB) show.

Research and Development

Research and development activities and projects were focused on those that produced near-term and tangible results, with the main development being the GLOBETrekker family of products.

GLOBETrekker

We focused our efforts on developing the next generation of ultra portable satellite systems, the GLOBEtrekker.  Significant R&D effort was expended on this new backpackable ultra portable system. The GLOBETrekker product is suited for "Grab and Go" missions where users may be required to deploy to a site and set up at a location on short notice.

Human Resources

Employee Productivity

We continued to focus on improving employee productivity. In 2004, we implemented an employee incentive program to assign personal goals in support of the overall corporate strategy and, further to align those goals with shareholder objectives.  Particular attention was paid to ensuring that the personal and corporate goals were challenging, clearly defined and assessable by management. This program was continued and further refined during 2005.

Leadership

In 2005 we recruited new members to our executive team.

Mr. William J. Coyne III joined the Company on May 16, 2005 as President & Chief Executive Officer. Mr. Coyne previously held executive level positions at several international telecommunications organizations including Sprint and Cable & Wireless. During his 10-year tenure with Sprint, he was the Vice President & General Manager - Northeast Division Mr. Coyne was then recruited by Cable & Wireless.  Mr. Coyne's 9 years with Cable & Wireless included multiple executive level positions culminating in being named COO of the U.S. operation.  Mr. Coyne then went on to assist several private, entrepreneurial companies in their efforts to be more efficient and productive in their Sales, Marketing and Customer Service business units.

William Comerford was hired as Senior VP Global sales in August 2005.

Bill Comerford has more than 25 years of senior level experience in sales marketing human resources and operations in both private and public communication corporations. Mr. Comerford’s experience includes senior positions with Cable & Wireless and Sprint/Global One. Mr. Comerford has an MBA from George Washington University and a BSc in Marketing from Pennsylvania State University.

Mr. George Dorin joined the Company on September 28, 2005 as Chief Financial Officer. Mr. Dorin is a member of the Institute of Chartered Accountants of BC and has a Masters degree in Finance from the London School of Economics in England and degrees in Science and Accounting from the University of British Columbia. Mr. Dorin has over 25 years of national and international experience in financial management, strategic planning, Corporate development and corporate finances and most recently served as CFO and Corporate Secretary of GPS Industries, a wireless technology company with offices in Canada, the United States and England. Mr. Dorin also currently serves on the Board of Directors and is Chair of the Audit Committee of Cantronic Systems, a public technology company in Coquitlam, B.C.

Capital Expenditure

A description of the Company’s principal Capital Expenditures over the last three years is as follows:

•

During 2005, 2004, and 2003 the Company made net purchases of property and equipment in the amounts of $290,048, $185,332, and $98,497 respectively, primarily relating to the purchase of an upgraded ERP system and test equipment.

B.

Business overview

Company Overview

Founded in 1977, Canadian based Norsat International Inc. designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over satellite.

While Norsat International’s products have traditionally addressed the government and broadcast television markets, there is growing focus for its portable satellite systems in the disaster recovery, business continuity and tele-health markets.

Product Line

The Company’s portfolio of satellite ground equipment comprises primarily of microwave components and portable satellite systems. These components and systems are designed to interoperate with geostationary satellites orbiting the earth.

Microwave Components

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid state power amplifiers (SSPAs) and other customized products.

Satellite Systems

Portable satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems include the Norsat GLOBETrekker and OmniLink satellite systems.

The GLOBETrekker is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekker is ideal for users who are highly mobile and need to establish broadband connectivity on short notice. Examples of such users include Special Forces, first responders, business continuity managers, Search and Rescue personnel and journalists.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peace-keeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Innovation in Technology

In September 2005, Norsat launched the GLOBETrekker, the industry’s first intelligent, backpackable, broadband-capable satellite system.  Production units are scheduled to roll out in the first half of 2006.

Early in the year, Norsat led the microwave components industry by introducing new transmitters in the extended Ku-band, C-band and Ka-Band.

Customers

Norsat’s extensive customer list includes various government, educational and financial institutions, broadcasters and Fortune 1000 companies. Recent customers include the US Military, including the US Air Force, US Army, US Marines, CBS Affiliate KTVA Anchorage and the Irish Department of Defence.

Norsat distributes its products and services to its worldwide customer base from offices in North America and Europe, and through a global network of partners and distributors.

Two business units

Norsat operates two strategic business units: Microwave Products and Satellite Systems.  While both business units provide core elements of the satellite ground infrastructure, the characteristics and dynamics of the markets in which the two business units operate are markedly dissimilar.

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

Product Overview

Low Noise Block down converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit.  Reliability is critical for these products as they are used in remote areas around the world.

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

Market Profile

Norsat’s primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat’s components into a complete satellite solution for end user customers located all over the world. On the microwave components side of the business, we will be focusing on the solid-state amplifier line and on military satellite components.

Satellite Systems Business Unit

Product Overview

The Norsat GLOBETrekker TM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice - anywhere in the world - even in harsh and hostile conditions. It is sleekly designed to be carried in a backpack, is airline checkable, fits in small vehicles and is even helicopter- and parachute- friendly.

The Norsat OmniLink™ family of portable satellite terminals combines Norsat’s expertise in radio frequency (RF), video transmission, and satellite data networking technologies.  The OmniLink™ products enable the broadband transmission of large amounts of data and images, quickly and easily, without access to a telecommunications network or infrastructure.

In 2005, the Company’s Satellite revenues were derived primarily from the sale of the OmniLink portable satellite systems; a video version (Norsat NewsLinkTM) and a data version (Norsat SecureLinkTM).  These products are two of the smallest and most lightweight Ku-band, two-way communication devices available.  The Norsat portable satellite terminals can be carried in three suitcases and deployed and set up easily in the field in several minutes without tools.   They allow for the transmission of broadcast quality MPEG-2 video via DVB-S over satellite.  The terminals are ideally suited for the transmission of video, voice, and IP data to and from remote or hostile environments.

Market Profile

The market for portable satellite communications comprises of users that need to establish broadband connectivity on short notice or redeploy their telecommunications infrastructure following an engagement. The primary markets for portable satellite systems are defense, emergency services (first responders, homeland security), and broadcasters. There has been growing interest from Fortune 1000 companies to employ such systems as part of a business continuity program wherein such systems would be used as a “backup measure” should their primary means of communications fail in the event of a natural disaster, an outage or a terrorist attack.

The overall market is going through a significant transformation due to the growth in the government sector. This change in demand is attributable to measures being taken by governments and corporations to counter the threat of terrorism.

The improved demand for portable satellite communications equipment stems from an initiative to “transform” the armed forces.  With the onset of Operation Iraqi Freedom in 2003, the need to accelerate the “transformation” has become a top priority. Under this initiative, field units are being equipped with communications gear that will give them real-time access to the same information available at command and control centers.

Most programs within the government and broadcast sectors tend follow a formal competitive tendering process. From time to time, the government may indicate a preference for certain classes of vendors in the interest of social policy or national security objectives. It is thus, critical that a vendor such as Norsat align themselves with such pre-qualified contractors.

C.

Organizational structure

All subsidiary Companies are 100% owned by Norsat International Inc.

Norsat Atlanta Inc. and Norsat America Inc. are inactive companies.

D.

Property, plants and equipment

Description of Property

Our Company's head office and principal place of business since June 1, 1999 has been located in Burnaby, British Columbia, Canada. The current lease expires September 30, 2006. The Company has negotiated a new lease on new building and will be relocating to Richmond, British Columbia, Canada in September 2006.

The new lease will be for approximately 23,400 square feet of space, and will house the Company's corporate office, engineering and production department and include warehouse space. The company existing warehouse facility is approximately 5,000 square feet, located in Burnaby and the lease will expire at the end of September, 2006.

The monthly rent for this space will be approximately $ 35,000 and is for a term of five years. The Company has the option for a further five year term at the end of this lease, with a new rate to be negotiated.

In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

The location of the Company's head office and warehouse is well situated for access to labour and transportation, being readily accessible to the United States border and to the Vancouver International Airport and a short haul distance from the major sea ports of Vancouver and Seattle.  Norsat also operates out of leased premises in Lincoln, England, Great Britain.

4A.

Unresolved Staff Comments

Not applicable

18

5.

Operating and Financial Review and Prospects

A.

Operating results

The following information should be read in conjunction with the Company’s 2005 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 22 to the Company’s audited consolidated financial statements.  All amounts following are expressed in Canadian Dollars unless otherwise indicated.

The Company has expanded its operations to include the development and production of complete satellite terminals, broadband software management systems and integration services.  Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers’ needs in several promising new areas with particular focus on Government, Broadcast & Commercial markets.

Today, the Company generates revenue from two business units, Microwave Products and Satellite Systems:

The Microwave business supplies satellite signal receivers, transmitters and other ground station products for the worldwide commercial market. Over the past several years, the Microwave business has been maturing. Markets for microwave products continue to be subject to increased competition and price erosion. The Company is committed to maintaining its strong position in this market.

The Satellite Systems business designs, manufactures and markets the OmniLink and GLOBETrekker family of products, portable satellite systems. These satellite systems provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.  For 2005 the Company had two core products available: a “video” version of the OmniLink called Norsat NewsLink™ and a “data” version, the Norsat SecureLink™.

Results of Operations

 Fiscal 2005 Compared to Fiscal 2004

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Sales	$2,519	$6,155	$4,721	$4,721
Earnings (loss) from continuing operations	($1,187)	($1,241)	($1,377)	($2,083)
Net earnings (loss)	($1,188)	($1,241)	($1,377)	($2,083)
Earnings (loss) per share from continuing operations – Basic	($0.03)	($0.03)	($0.03)	($0.05)
- Diluted	($0.03)	($0.03)	($0.03)	($0.05)
Earnings (loss) per share - Basic	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding
basic and diluted	42,052	42,052	42,259	42,646

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	12	($355)	$1,006	($233)
Net earnings (loss)	$ 732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations – Basic	($0.00)	($0.01)	$0.03	($0.01)
- Diluted	($0.00)	($0.01)	$0.02	($0.01)
Earnings (loss) per share - Basic	($0.02)	($0.01)	$0.03	($0.01)
- Diluted	($0.02)	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - basic	39,715	39,880	40,037	41,512
- diluted	41,495	39,880	40,638	41,512

Results of Operations

Sales ($000’s)	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2005
Microwave	$1,945	$1,938	$2,839	$3,330	$ 10,052	$ 9,493
Satellite Systems:
Portable Terminals	574	4,217	1,881	1,392	8,064	8,028

	574	4,217	1,881	1,392	8,064	8,028
	$2,519	$6,155	$4,720	$4,722	$18,116	$17,521

Revenues for 2005 were $18.1 million, up from the $17.5 million earned in 2004

The Microwave business maintained stable revenue levels through the year. Despite continued pricing pressures, and the erosion of the US dollar revenues increased by 5.9%.  The majority of our business is from repeat customers. We also introduced several new lines of transmitters targeted on the emerging two-way satellite networks

The Satellite Systems business unit revenues were flat year over year. The Company has continued to benefit from a growing need for portable transmission equipment, including satellite newsgathering companies and the military. Forty nine satellite systems, with various options and service packs were sold in 2005 compared to forty four satellite systems in 2004.  These portable satellite systems are being used for a number of applications including the transmission of time-sensitive field reports, video footage, and closed two-way video-based communications.

Gross Margin	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
Microwave	36%	43%	50%	30%	45%	36%
Satellite Systems	46%	54%	64%	37%	44%	57%
Combined	38%	50%	55%	32%	45%	45%

Gross margins in 2005 were 45% compared to 45% in the prior year.

The Microwave business margins remained stable over the prior year due to continuing initiatives to achieve significant reductions in the cost of product.  However, margins declined in the later part of the year as a result of market pricing pressures.  For fiscal 2006, the Company is expecting margins to be under continuing pressure.

The Satellite Systems business also achieved stable margins year to year reflecting that a majority of the Company’s revenues were direct sales to the end customer rather than through our reseller and channel partners.  For fiscal 2006, the Company is expecting margins to remain strong especially with the introduction of the new GLOBETrekker family of products.

Operating Costs ($000’s)	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
S G & A	$1,478	$3,026	$2,760	$2,358	$9,622	$5,251
Product development	409	506	735	626	2,276	1,495
Amortization	159	174	181	112	626	621
TPC Funding						(620)
	$2,046	$3,706	$3,676	$3,095	$12,524	$6,747

Selling and marketing efforts were focused on addressing our customers needs, and developing  partnerships with resellers in key markets in order to realize sales growth.  A significant amount of the increased selling costs during 2005 was attributable to the hiring and compensation of a senior sales force with their related travel and entertainment costs. These costs are expected to decline in 2006 and should support revenue growth. Included in these increased costs was the attendance at three additional International tradeshows to introduce the Company’s new GLOBETrekker satellite system. This is twice the number of shows regularly attended by the Company.

Increased administrative costs incurred during 2005 include significant additional legal fees and consulting costs related to staff turnover and regulatory compliance. Also, in 2005 we paid a severance of $270k to the former CEO as per a settlement agreement dated May 1, 2005.  Included in administrative expenses is a charge for stock based compensation of $833,116 in 2005, compared with a charge of $135,890 in 2004.

During 2004 the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government.  The amendment provided for an increase in funding of $620,000 and was  recognized in full in fiscal 2004. In 2004 the Company recorded a recovery from discontinued operations totaling $724,166, which arose substantially from a settlement of a liability with a supplier. Both one-time items reduced the administrative costs for 2004.

	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
Earnings (loss) from continuing operations before other expenses	$(1,087)	($607)	$(1,065)	$(1,641)	$(4,400)	$1,177
Other expenses	$470	$262	$311	$445	$1,488	$754
Earnings (loss) from continuing operations before income taxes	$(1,557)	($869)	$(1,376)	$(2,086)	$(5,888)	$424

As shown in the consolidated statement of operations, the net effect of the above factors was a loss from continuing operations before other expenses of $4.4 million, compared to earnings of $1.2 million in 2004.

Other expenses for 2005 were $1.5 million compared to $0.8 million during 2004.  This increase was primarily due to the write off of goodwill of $0.4 million in 2005, and the modification of convertible debt causing another $0.4m increase in other expenses.

The combined effect of the above resulted in a net loss from continuing operations for 2005 of $5.9 million or $ 0.14 per share compared to net earnings of $ 0.4 million, or $ 0.01 in 2004

For 2005, the net loss was $5.9 million or $0.14 per share - basic and diluted, compared to net earnings of $1.2 million or $0.03 per share - basic and diluted for 2004.

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

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. At December 31, 2005 the Company has recorded an allowance for doubtful accounts in the amount of $ 255,000 (2004 – $28,000) as a reduction to accounts receivable.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2005 the Company has recorded an estimate for obsolescence in the amount of $ 1,050,000 (2004 - $1,168,000) as a reduction to inventory.

➢

The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant underperformance relative to plan, a change in the Company’s business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. Effective January 1, 2002, the Company adopted CICA section 3062 “Goodwill and Other Intangible Assets”. Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Additionally, the Company designated December 31 as the date for annual impairment reviews.  At December 31, 2005, a write-down of goodwill of $440,000 was required (2004 – nil) based on this review.

➢

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

Related Party Transactions

During the year ended December 31, 2005, the Company entered into an joint strategic marketing agreement with a US New York based private company involved in the business of selling, financing and leasing medical equipment technologies and telemedicine services to hospitals, medical facilities on a worldwide basis. Two of the directors of the Company at the time of entering into the agreement were partners in a firm which has a controlling equity interest in the New York company. In accordance with the agreement Norsat International Inc. was to pay monthly amount of $35,000 USD to this company retroactively from June 15th, till November 1, 2007. Subsequently, cancellation notice was given and the agreement was terminated September 1st, 2005. A total of $87,000 USD was paid for the period of June 15th to September 1st, 2005.

During 2005, Norsat International Inc. paid $22,637 GBP ($45,842 CDN Equivalent) to a legal firm based in London, England for corporate legal services specific to the Company’s UK Subsidiary. A director of the Company is a partner in the UK firm.

Recent Accounting Pronouncements

o

On January 27, 2005, the Canadian Institute of Chartered Accountants (the “CICA”) issued CICA Handbook Section 1530 Comprehensive Income, Section 3855 Financial Instruments – Recognition and Measurement, and Section 3865 Hedges. These standards will be effective for us from January 1, 2007. The impact of implementing these new standards is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

o

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") issued section 3063, “Impairment of Long-Lived Assets”. The section provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of impairment.  The adoption of this section did not have a material affect on the Company’s financial results.

o

In 2003, CICA section 3870 “Stock-Based Compensation and Other Stock-Based Payments” was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, granted on or after January 1, 2003. Prior stock option grants were and continue to be accounted for by the settlement method under which generally no compensation expense is assigned on the grant.  In 2005 the total compensation expensed was $833,116 and is included in selling, general and administrative expense based on the following assumptions: expected annual volatility of 78% and a risk free interest rate of 3.3%, During 2005 the Company granted stock options having a weighted average fair values of $0.99 per option. (2004 $0.82)  The fair values were determined using the Black-Scholes option-pricing model. The total compensation expensed in 2004 was $135,890. In 2004 there were 327,000 options granted and in 2005 1,877,500 options were granted to employees, advisors and directors of the Company.

o

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition” and EIC-142, “Revenue Arrangements with Multiple Deliverables”.  In 1999, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”).  In 2003 the SEC updated SAB 101 and issued SAB 103, which generally deals with similar revenue recognition issues.  SAB 103 provides the SEC’s views in applying US generally accepted accounting principles to selected revenue recognition issues. Various securities regulators in Canada had previously indicated, that it was their view, that these SAB’s were consistent with CICA 3400, and that they would look to these SAB’s when determining whether Canadian reporting issuers have complied with Canadian GAAP. EIC-141 provides general interpretive guidance on the application of CICA 3400 by summarizing the principles set forth in SAB 103 that, in the Committee’s view, are generally appropriate as interpretive guidance on the application of CICA 3400. EIC-142 addresses how to determine whether an arrangement, for instance a sales arrangement, involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be measured and allocated. As the Company had already been accounting for its revenue contracts in accordance with the principles of these abstracts, their adoption did not have a material affect on the Company’s financial results

Fiscal 2004 Compared to Fiscal 2003

Sales ($000’s)	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Microwave	$2,655	$2,238	$2,030	$2,570	$ 9,493	$ 9,542
Satellite Systems:
Portable Terminals	1,703	1,133	2,975	2,217	8,028	1,542
Other Systems	-	-	-	-	-	1,896
	1,703	1,133	2,975	2,217	8,028	3,438
	$4,358	$3,371	$5,005	$4,787	$17,521	$12,980

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

Gross Margin	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Microwave	45%	44%	37%	20%	36%	25%
Satellite Systems	50%	53%	65%	53%	57%	39%
Combined	47%	47%	52%	35%	45%	28%

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

Operating Costs ($000’s)	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
S G & A	$1,425	$1,205	$1,376	$1,245	$5,251	$ 5,745
Product development	361	435	370	329	1,495	3,313
Amortization	150	154	154	163	621	1,102
Restructuring charge	-	-	-	-	-	1,233
	$1,936	$1,794	$1,900	$1,737	$7,367	$11,393

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

During 2004 the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government.  The amendment provided for an increase in funding of approximately $620,000 and a revision to the royalty period to commence January 1, 2004 and expire on December 31, 2011.  All $620,000 of the contributions were recognized in fiscal 2004 and the current program is complete.

	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Earnings (loss) from continuing operations before other expenses and income taxes	$113	($209)	$1,220	$53	$1,177	($7,038)

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

Fiscal 2003 Compared to Fiscal 2002

Revenues ($000’s)	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	$2,789	$2,159	$2,238	$2,356	$9,542	$10,794
Satellite Systems:
Portable Terminals	-	300	198	1,044	1,542	-
Other Systems	577	54	1,265	-	1,896	3,881
	577	354	1,463	1,044	3,438	3,881
	$3,366	$2,513	$3,701	$3,400	$12,980	$14,675

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

Gross Margin	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	16%	24%	28%	32%	25%	38%
Satellite Systems	52%	-2%	42%	42%	39%	51%
	22%	20%	34%	35%	28%	41%

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

Operating Costs ($000’s)	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
S G & A	1,719	1,677	1,286	1,063	5,745	5,830
Product Development	1,249	1,049	651	367	3,313	5,103
	$2,968	$2,723	$1,937	$1,430	$9,058	$10,933

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

	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Loss from continuing operations before other expenses and income taxes	($2,432)	($2,466)	($1,724)	($416)	($7,038)	($5,446)

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

The net loss for 2003 was $8.2 million, or $0.23 per share, compared to $6.3 million, or $0.19 per share in fiscal 2002.

Quarterly Financial Data (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Sales	$2,519	$6,155	$4,721	$4,721
Earnings (loss) from continuing operations	($1,187)	($1,241)	($1,377)	($2,083)
Net earnings (loss)	($1,188)	($1,241)	($1,377)	($2,083)
Earnings (loss) per share from continuing operations - basic	($0.03)	($0.03)	($0.03)	($0.05)
- diluted	($0.03)	($0.03)	($0.03)	($0.05)
Earnings (loss) per share - basic	($0.03)	($0.03)	($0.03)	($0.05)
- diluted	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding - basic	42,052	42,052	42,259	42,646
- diluted	42,052	42,052	42,259	42,646

2004
Sales	$4,358	$3,371	$5,005	$4,787
Loss from continuing operations	$ 12	($355)	$1,006	($233)
Net loss	$ 732	($355)	$1,008	($232)
Loss per share from continuing operations, basic and diluted	$0.00	($0.01)	$0.03	($0.01)
Net loss per share, basic	$0.08	$0.07	$0.06	$0.02
diluted	$0.00	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding, basic	39,715	39,880	40,037	41,512
diluted	41,495	39,880	40,638	41,512

B.

Liquidity and capital resources

The Company's cash and short-term investments balance at December 31, 2005 was $2.5 million, compared to $5.1 million at December 31, 2004, a decrease of $2.6 million. This change resulted primarily from cash used in operations of $2.8 million, capital purchases of $0.3 million, partially offset by proceeds on exercise of options of $0.5 million.

The Company’s cash requirements through the end of 2006 are primarily to fund operations, product development, capital expenditures and debt service costs.

The cash required to support these requirements will come from operations, the balance of cash on hand, working capital and, if necessary, additional external financing. As described in note 23 (subsequent events) to the financial statements, the Company closed a private placement with gross proceeds of approximately US$3 million in March 2006. The Company may be required to raise additional funds during 2006.

As at December 31, 2005, there are 42,708,082 common shares of the Company issued and outstanding. In addition, there are 2,536,811 share purchase warrants and 2,530,150 stock options outstanding that entitle the holder to purchase one common share of the company at various prices per share. 2,209,233 of the stock options are exercisable at this time. Also, the Company’s long-term debt is convertible at the option of the holder into 1,600,000 common shares of the Company.

As at March 30, 2006, additional shares had been issued as a result of the private placement which closed on March 6, 2006, additional options had been issued to new employees,  options have expired and a total of 1,926,400 options and 5,602,043 share purchase warrants that entitle their holder to purchase one common share of the Company at various prices were outstanding.

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

During 2005 Norsat introduced the first commercially produced phase locked loop low noiseblock downconverters (PLL LNB’s) operating at X and Ka frequency bands and released its new line of solid state power amplifiers. Norsat expanded its portfolio of microwave products to include Block-up Converters in the extended Ku-band, Ka and X-band low noise block down-converters, and custom block down-converters. The development of the new Ka and X-band external reference low noise block down-converters will complement plans by the U.S. Department of Defense for a 2006 launch of high-powered Wideband Gapfiller Satellites, which are expected to provide more than 10 times the capacity of current satellites.

Norsat also introduced the new GLOBETrekker line of products. GLOBETrekker is an intelligent ultraportable satellite system that enables users to establish a reliable broadband connection on short notice. GLOBETrekker is designed to be carried in a backpack, is airline checkable, fits in small vehicles and is helicopter and parachute friendly.

These strategic product development activities resulted in the following research and development expenditures:

2005	$2,275,766
2004	$1,494,756
2003	$3,311,171

D.

Trend information

The overall market for broadband satellite communications has gone through a significant transformation due to the growth in the government sector. While the U.S. comprises more than 70% of the worldwide government market, there is healthy demand for satellite broadband equipment in many other countries throughout Europe and Asia. This demand is attributable to measures being taken by governments and corporations to counter the threat of terrorism and to the increasingly multilateral composition of combat and peacekeeping missions around the world.

Another favourable trend enabling these opportunities is the growing acceptance of COTS (“Commercial-Off-The-Shelf”) equipment among militaries.  Both of Norsat‘s business units are benefiting from this change in policy.

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

The market for portable satellite systems is increasingly more competitive. We continue to face competition from the traditional providers of portable satellite systems including: Swe-Dish, VisLink PLC’s Advent business unit, ND SatCom, GCS, AVL Technologies, TCS, GigaSat, Holkirk Communications and SisLink. At times, we face competition from systems integrators who construct systems on a custom basis for military and broadcast customers. We also face some competition from government integrators (such as Thales, Finmecchanica, Raytheon and L3) and from INMARSAT satellite system providers. Traditional satellite system providers who are exploring the portable systems arena and who may eventually choose to enter our business (ViaSat, Hughes and Gilat) are also expected to be competitors.

E.

Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have not been reported in the audited financial statements for the year ended December 31, 2005.

F.

Tabular disclosure of contractual obligations.

As of December 31, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000’s)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$2,519	$ 784	$ 1,314	$ 421	-
Inventory Purchase Obligations	$2,956	$2,956	-	-	-
Long Term- Debt Obligations	$2,326	-	$2,326	-	-
	$7,831	$3,770	$3,640	$ 421	-

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

34

6.

Directors, Senior Management and Employees

A.

Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Ugo A. Doninelli

Director and Chairman of  the Board.

Mr. Doninelli became a director of Norsat in May 1988.  He is the General Manager and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A. He also serves as a Director for Nexmedia Technologies Inc., a multimedia software developer. He became Chairman on the Company on November 30, 2005.

James Sharpe

Director, Vice Chairman of the Board, and Chairman of the Audit Committee.

Mr. Sharpe became a director of Norsat in May 2005. James Sharpe has over twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large complex organizations. He is currently the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities. Mr. Sharpe holds a BA in accounting from the University of Washington, a MBA from Pepperdine University and a MS in International Business for the University of Strathclyde, Scotland.

Joseph Caprio

Director and Chairman of the compensation Committee

Mr. Caprio became a director of Norsat in May 2005. Mr. Caprio is a former Dean at Colgate University, Hamilton, NY and has served as a management consultant and as an operating officer of several businesses. Mr. Caprio holds a BS degree in management from the University of Rhode Island, and a MA degree from Colgate University, Hamilton, NY.

Dan Dixon

Director

Mr. Dixon became a director of Norsat in May 2005.

Mr. Dixon has more than 20 years of senior management experience. Mr. Dixon was a founding partner of Cambridge Partners LLC, of The Celadon Group Inc, a business development subsidiary of Foster Pepper & Shefelman, a Seattle based law fim, and of iCopyright Inc. Mr. Dixon is a Director on the Board of Advisors for the Seattle Heart and Vascular Institute. Mr. Dixon holds a BA in Anthropology from Oberlin College and a JD degree from the University of San Francisco School of Law.

Christopher Hoyle

Director

Mr. Hoyle became a director of Norsat in May 2005.

Mr.Hoyle’s experience has included service as in house legal counsel for IBM (UK), a former partner at McGrigors, formerly Klegal, the legal arm of KPMG. He is currently a partner at Beachcroft Wansbroughs in Bristol, UK. Mr. Hoyle holds a Masters degree in Law from Cambridge University, a LLB (Hons) degree from the University of Canterbury, New Zealand and a Diploma in Intellectual Property Law from the University of London.

Kenneth Crump

Former Director and Former Chairman of the Board.

Mr. Crump became a director of Norsat in June 2002 and resigned as a Director of the Company on April 29, 2005.

Brian Nixon

Former Director

Mr. Nixon was appointed to the board in February 2004 and Chairman of the Audit Committee in March 2004. Mr. Nixon  resigned as a Director of the Company on May 1, 2005.

Senior Management

William Coyne

Director, President and Chief Executive Officer

Mr. Coyne joined the Company in May 2005 as President and CEO of the Company.

Prior to joining Norsat, Mr. Coyne was the Vice President & General Manager at Sprint Communications Northeast Division. Mr. Coyne holds a BA from St Joseph’s University in Philadelphia where he received a Presidential Scholarship.

George Dorin

Chief Financial Officer, Corporate Secretary, and Director.

Mr. Dorin joined the Company in September 2005 as Chief Financial Officer and was appointed the Corporate Secretary on February 1, 2006.

Prior to joining Norsat Mr. Dorin was CFO and Corporate Secretary of GPS Industries Inc.

Mr. Dorin is a Chartered Accountant and currently serves on the Board of Directors of Cantronic Systems.

Dr. Amiee Chan, Vice-President of Operations

Dr. Chan rejoined the Company in April 2004 as VP of Operations.  She was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat International from April 1998 to May 2002.

Dr. Chan received her Executive MBA from Simon Fraser University in 2003.  In 2000 she received her Doctorate of Philosophy degree in Electrical Engineering and in 1992, her Bachelor’s degree in Electrical Engineering, both from the University of British Columbia.

William Comerford

Senior Vice President, Global Sales & Marketing

Mr. Comerford joined the Company in August 2005.

Prior to joining Norsat Mr. Comerford held senior level management positions with Cable & Wireless, and Sprint Communications. Mr. Comerford holds an MBA from George Washington University and a BSc in Marketing from Pennsylvania State University.

Cameron Hunter

Former President and Chief Executive Officer

Mr Hunter resigned from the Company on April 28, 2005

Troy Bullock
Former Chief Financial Officer, Corporate Secretary, and Director

Mr. Bullock resigned from the Company on February 28, 2005

B.

Compensation

Compensation of Directors

The following table sets forth, all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2005 by each director:

Name	Total Compensation	Directors Fees	Benefits
Ugo Doninelli	38,000	38,000	Nil
Dan Dixon [1]	28,333	28,333	Nil
Joseph Caprio [2]	24,333	24,333	Nil
James Sharpe [3]	24,625	24,625	Nil
Christopher Hoyle [4]	19,333	19,333	Nil
George King [5]	37,083	37,083	Nil
Ken Crump [6]	16,167	16,667	Nil
Brian Nixon [7]	15,333	15,333	Nil

NOTES:

(1) Became a director on May 2, 2005

(2) Became a director on May 30, 2005

(3) Became a director on May 20, 2005

(4) Became a director on May 3, 2005

(5) Became a director on April 8, 2005, resigned as a director on November 30, 2005

(6) Resigned as a director on April 29, 2005

(7) Resigned as a director on May 1, 2005

Compensation of Senior Management

The following table sets forth, all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2005 by each member of senior management:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($)(1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
William Coyne III [2] President and Chief Executive Officer	2005	132,045	53,747	8,640	100,000 / Nil	N/A	N/A	Nil
George Dorin [3] Chief Financial Officer	2005	42,087	9,267	Nil	Nil / Nil	N/A	N/A	2,087
William Comerford [4] VP Global Sales	2005	56,639	14,696	Nil	70,000 / Nil	N/A	N/A	Nil
Dr. Amiee Chan, Chief Operating Officer	2005 2004	141,453 91,907	26,063 34,400	4,500 6,000	15,000 75,000 / Nil	N/A	N/A	9,213 6,315
Cameron Hunter, [5] Former President and CEO.	2005 2004 2003	319,005 200,000 155,986	Nil 219,025 103,894	2,400 7,200 6,200	Nil / Nil Nil / Nil 500,000 / Nil	N/A	N/A	Nil 20,951 12,041
Troy Bullock [6] Former Chief Financial Officer	2005 2004 2003	23,589 150,000 150,000	Nil 85,650 7,889	1,000 6,000 31,000	Nil / Nil Nil / Nil 150,000 / Nil	N/A	N/A	5,474 11,783 7,894

NOTES:

(1)

Car allowance unless otherwise stated

(2)

Mr. Coyne was hired on May 18, 2005 and his annual compensation figures reflect pro-rated amounts

(3)

Mr. Dorin was hired on September, 2005 and his annual compensation figures reflect pro-rated amounts

(4)

Mr. Comerford was hired on August 8, 2005 and his annual compensation figures reflect pro-rated amounts

(5)

Mr. Hunter left the Company on April 28, 2005

(6)

Mr. Bullock left the Company on Feb 28, 2005

For the period September 15, 2005 to December 31, 2005 senior employees had a temporary salary reduction as follows; Bill Coyne salary reduced to US$150,000, Bill Comerford salary reduced to US$ 120,000, Amiee Chan salary reduced to $125,000. All Salaries were reinstated effective January 1, 2005

The bonus amounts were paid pursuant to the Company’s Employee Compensation Plan.  The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company.

Reference is also made to item C immediately below – specifically “Change in Responsibilities and Employment Contracts”.

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

Composition of the Board

The Board is currently composed of five (5) directors, all five (5) of whom are considered “unrelated” to the Company by TSX guidelines – which state an “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

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

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management.  Currently the CEO & CFO respond to shareholder inquiries and direct appropriate matters to senior management.  Senior management will meet with shareholders to discuss their concerns where appropriate.

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

Directors’ and Officers’ Liability Insurance

The 2005 premiums for directors’ and officers’ liability insurance coverage, in the amount of $10,000,000, amounted to $175,000 (2004 $ 293,000).

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting.  The current directors have served as such as follows:  Mr. Doninelli since May 1988; Messrs. Sharpe, Dixon, Caprio and Hoyle since May 2005.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has two standing committees: the Audit Committee and the Corporate Governance and Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three (3) directors: Messrs. Sharpe (Chair), Caprio, Dixon, (each of whom is independent and an “unrelated” director).  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2005, the Audit Committee met four (4) times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

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

Resignation of KPMG

On June 21, 2005, the audit firm KPMG informed the Company of its determination to not accept the appointment as auditors of the Company for the fiscal year ending December 31, 2005. There has been no reservation on the Company’s financial statements on which KPMG issued a report and KPMG’s decision does not result from any disagreement with Company management.

Appointment of Ernst & Young

On September 19, 2005, the Board of Directors and Audit Committee of the Board announced the retention of Ernst & Young LLP as its auditing firm for the fiscal year ending December 31, 2005.

The Audit Committee also discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The following table sets forth fees paid by the Company to Ernst &Young (in 2005) and KPMG LLP (prior to 2005) for all services in 2005, 2004 and 2003

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2005	$130,000	$19,100	$0	$0
2004	$85,000	$11,575	$19,450	$0
2003	$86,000	$19,650	$59,950	$0

Audit Fees

Audit fees are for the audit of our annual consolidated financial statements.

Audit Related Fees

Audit related fees are primarily for services related to review of other statutory filings.

Tax Fees

Tax fees are primarily for the preparation of our Canadian and U.S. corporate tax returns and assistance with tax planning.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2005.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors:  From January 1, 2005 to April 29, 2005 the directors were: Messrs. Crump (Chair), Nixon and Doninelli.  With Mr. Crump’s and Mr. Nixon’s resignations from the Board on April 29, 2005 and May 1, 2005 respectively, Mr. Caprio became Chair and Mr. Dixon and Mr. Sharpe joined the committee.  All of the members of the committee are independent of management.  None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

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

Compensation Objectives

In January 2004 the Company introduced a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

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

Options are issued at the market price of the stock at the date of the grant. The options typically have a five (5) year term and vest after 2 years.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. For fiscal 2005, Mr. Coyne as the Chief Executive Officer, received an annual salary of US$200,000 prorated, a bonus of $46,334, 5% pension contribution, $7,200 yearly for car allowance totalling in 2005, US $ 188,734

Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Mr. William Coyne dated May 16, 2005 pursuant to which he acts as the Company’s Chief Executive Officer, effective May 16, 2005.  The agreement is for an indefinite period.  Mr. Coyne receives an annual base salary of US$200,000 plus benefits totalling approximately $20,000, and is entitled to participate in the Company’s bonus program.  If Mr. Coyne’s employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Coyne’s incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. William Comerford dated August 8, 2005, pursuant to which he acts as the Company’s Senior Vice President of Global Sales, effective August 8, 2005. The agreement is for an indefinite period. Mr. Comerford receives an annual base salary of US$175,000 (with no benefits) and is entitled to participate in the Company’s bonus program.  If Mr. Comerford’s employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company entered into an employment agreement with Mr. George Dorin dated September 28, 2005, pursuant to which he acts as the Company’s Chief Financial Officer, effective September 28, 2005. The agreement is for an indefinite period. Mr. Dorin receives an annual base salary of $160,000 plus benefits totalling approximately $24,000 and is entitled to participate in the Company’s bonus program.  If Mr. Dorin’s employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company has entered into an employment agreement with Dr. Amiee Chan dated April 5, 2004 pursuant to which she acts as the Company’s Vice President of Operations, effective April 5, 2004.  The agreement is for an indefinite period.  Dr. Chan receives an annual base salary of $150,000 plus benefits totalling approximately $15,000, and is entitled to participate in the Company’s bonus program.  If Dr. Chan’s employment is terminated without cause, she will receive six (6) months of her annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of her employment, Dr. Chan’s incentive stock options will continue to vest and she will be entitled to exercise them for a period of two years from the date of her termination.

D.

Employees

The following table shows the number of employees by geographical location at the end of each year ending December 31:

	Canada	United States	Other	Total
2005	48	2	3	53
2004	39	1	3	43
2003	40	1	1	42

We believe that our work force is highly skilled, capable and motivated and that our relations with our employees are good. Our work force is not unionized or part of any collective labour agreement.

E.

Share ownership

The following table sets forth stock owned or controlled by Directors and Officers of the Company as at December 31, 2005:

Name, Position and Country of Residence	Number of common shares owned (1)	Number of common share warrants owned
Ugo A. Doninelli(2) (Chairman) Switzerland	1,985,575 (2)	Nil
James Sharpe (Vice Chairman) USA	Nil	Nil
Joseph Caprio (Director) USA	Nil	Nil
Dan Dixon (Director) USA	Nil	Nil
Christopher Hoyle (Director) UK	Nil	Nil
William Coyne (President & CEO) USA	Nil	Nil
George Dorin CFO & Corporate Secretary Canada	Nil	Nil

Name, Position and Country of Residence	Number of common shares owned (1)	Number of common share warrants owned
William Comerford (Senior VP Sales) USA	Nil	Nil
Amiee Chan (VP Operations) Canada	10.000	Nil

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

The following table sets forth stock options to purchase one common share of the Company granted during the year ended December 31, 2005, and awarded to each of the Directors and Named Executive Officers:

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2005	Average Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Ugo Doninelli	50,000	2.66%	US$0.65	US$0.65	May 2, 2010
Ugo Doninelli	150,000	7.99%	US$0.92	US$0.92	May 19,2010
George King	50,000	2.66%	US$0.49	US$0.49	March 23, 2010
George King	200,000	10.65%	US$0.65	US$0.65	May 2, 2010
Dan Dixon	50,000	2.66%	US$0.65	US$0.65	April 16, 2010
Dan Dixon	50,000	2.66%	US$0.65	US$0.65	May 2, 2010
Joseph Caprio	100,000	5.33%	US$0.65	US$0.65	May 2, 2010
Christopher Hoyle	100,000	5.33%	US$0.69	US$0.69	May 2, 2010
James Sharpe	100,000	5.33%	US$0.90	US$0.90	May 18, 2010
William Coyne	100,000	5.33%	US$0.69	US$0.69	May 2, 2010
Amiee Chan	15,000	0.80%	$1.16	$1.16	May 16, 2010
William Comerford	70,000	3.73%	US$1.22	US$1.22	August 5, 2010
George Dorin	Nil	Nil	Nil	Nil

The following table sets forth details of all exercises of stock options during the year ended December 31, 2005 by the Directors and Named Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	325,000 / Nil	29,576 / Nil
James Sharpe	Nil	Nil	100,000 / Nil	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / Nil	22,152 / Nil
Dan Dixon	Nil	Nil	100,000 / Nil	22,152 / Nil
Christopher Hoyle	Nil	Nil	100,000 / Nil	17,488 / Nil
George King	Nil	Nil	Nil / Nil	Nil / Nil
William Coyne	Nil	Nil	Nil / 100,000	Nil / 17,488
Amiee Chan	Nil	Nil	Nil / 90,000	Nil / 6,750
William Comerford	Nil	Nil	35,000 / 35,000	Nil / Nil
George Dorin	Nil	Nil	Nil / Nil	Nil / Nil
Kenneth Crump	100,000	39,500	Nil / Nil	Nil / Nil
Brian Nixon	25,000	17,250	Nil / Nil	Nil / Nil
Cameron Hunter	350,000	216,500	150,000 / Nil	Nil / Nil
Troy Bullock	150,000	69,750	175,000 / Nil	Nil / Nil

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2005, less the exercise price of in-the-money stock options.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 46,795,058 common shares are issued and outstanding as at March 25, 2006.

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

45

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

The Company’s independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

/s/ William Coyne	/s/ George Dorin
William Coyne	George Dorin
President and Chief Executive Officer	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheet of Norsat International Inc. as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

The comparative figures for the preceding years ended December 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 11, 2005.

Vancouver, Canada

March 6, 2006.

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

December 31, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents (note 3(b))	$1,789,857	$4,978,210
Cash Held in Trust (note 3(a))	668,281	-
Short-term investments - restricted (note 2(h))	37,000	72,000
Accounts receivable (note 4)	2,954,784	1,966,298
Inventory (note 5)	3,973,806	3,433,155
Prepaid expenses and other	369,789	228,178
	9,793,518	10,677,841

Property and equipment (note 6)	713,500	1,049,267

Goodwill (note 7)	-	440,095

Deferred finance costs	17,054	31,727

	$10,524,072	$12,198,930

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,641,129	$729,661
Accrued liabilities (note 11)	1,870,211	1,780,970
Liabilities from discontinued operations (note 13)	52,112	51,648
Deferred revenue (note 2(e))	398,337	73,271
	4,961,789	2,635,550

Long-term debt (note 9)	2,007,942	1,467,594

Shareholders' equity:
Share capital (note 10)	41,415,794	40,901,057
Contributed surplus (note 10)	1,771,473	1,220,009
Equity component of long-term debt (note 9)	2,190,779	1,909,127
Deficit	(41,823,705)	(35,934,407)
	3,554,341	8,095,786

	$10,524,072	$12,198,930

Commitments (note 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Sales	$18,116,470	$17,520,675	$12,980,269
Cost of sales	9,992,401	9,595,855	9,292,628
	8,124,069	7,924,820	3,687,641
Expenses:
Selling, general and administrative	9,621,993	5,251,451	5,744,876
Product development	2,275,766	1,494,756	3,313,171
Technology Partnerships Canada funding (note 8)	-	(620,000)	(667,467)
Amortization	625,814	621,220	1,101,998
Restructuring charge (note 11)	-	-	1,232,680
	12,523,573	6,747,427	10,725,258

Earnings (loss) from continuing operations before
Other expenses and income taxes	(4,399,504)	1,177,393	(7,037,617)

Other expenses (note 19)	1,488,003	753,515	1,077,871

Earnings (loss) from continuing operations before
income taxes	(5,887,507)	423,878	(8,115,488)

Income tax expense (recovery) (note 12)	1,791	(5,344)	53,241

Earnings (loss) from continuing operations	(5,889,298)	429,222	(8,168,729)

Recovery (loss) from discontinued
operations (note 13)	-	724,116	(76,295)

Net earnings (loss)	(5,889,298)	1,153,338	(8,245,024)

Deficit, beginning of year	(35,934,407)	(37,087,745)	(28,842,721)

Deficit, end of year	$ (41,823,705)	$ (35,934,407)	$ (37,087,745)

Earnings (loss) per share – basic and diluted
(note 2(i)):
Continuing operations	$(0.14)	$0.01	$(0.23)
Discontinued operations	$-	$0.02	$-
Net earnings (loss)	$(0.14)	$0.03	$(0.23)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003

Cash provided by (used in):

Operations:
Earnings (loss) from continuing operations	$(5,889,298)	$429,222	$(8,168,729)
Items not involving cash:
Amortization	625,814	621,220	1,101,998
Loss (gain) on disposal of property and
equipment	-	(2,411)	281,450
Interest accreted on long-term debt and
deferred finance cost amortization (note 19)	261,100	330,046	299,785
Write off of goodwill (note 7)	440,095	-	-
Change in conversion price of Note (note 9(b))	374,818	-	-
Foreign exchange (gain) loss	25,570	(22,213)	141,268
Stock-based compensation	833,116	135,890	11,367
Changes in non-cash operating working
capital (note 18)	655,027	(509,131)	2,153,422
Cash provided (used in) continuing operations	(2,673,758)	982,623	(4,179,439)

Recovery (loss) from discontinued operations	-	724,116	(76,295)
Items not involving cash:
Changes in non-cash working capital and other	464	(840,174)	158,685
Cash provided by (used in) discontinued operations	464	(116,058)	82,390
	(2,673,294)	866,565	(4,097,049)

Investments:
Net purchase of property and equipment	(290,048)	(185,332)	(98,497)
Redemption (purchase) of short-term investments	35,000	178,000	(178,035)
	(255,048)	(7,332)	(276,532)

Financing:
Proceeds on exercise of warrants	514,737	1,631,569	17,416
Issue of common shares and units	-	-	4,420,715
Receipt of restricted cash for private placement	(668,281)	-	-
	(153,544)	1,631,569	4,438,131

Effect of change in exchange rates on cash	(106,467)	(93,733)	(391,220)

Increase (decrease) in cash and cash equivalents	(3,188,353)	2,397,069	(326,670)

Cash and cash equivalents, beginning of year	4,978,210	2,581,141	2,907,811

Cash and cash equivalents, end of year	$1,789,857	$4,978,210	$2,581,141

Supplemental cash flow disclosure (note 18)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

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

In 2003, CICA section 3870 was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004.  During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, effective January 1, 2003.  Under the prospective method of adoption selected by the Company, the fair value method is applied to all employee awards granted on or after January 1, 2003.  During 2004 and 2003, the Company granted stock options to employees having weighted average fair values of $0.42 and $0.24 per option, respectively.  The fair values were determined using the Black-Scholes option pricing model and the following weighted average assumptions:  option life of three years (2003 - three years), no dividends (2003 - no dividends), expected annual volatility of 78% (2003 - 89%), and risk free interest rate of 3.3% (2003 - 3.0%).  The total compensation expensed in 2004 was $135,890 (2003 - $11,367) and is included in selling, general and administrative expense.  The total compensation expensed in 2005 was $833,116 (2004 - $135,890) and is included in selling, general and administrative expense.

51

2.

Significant accounting policies (continued):

(b)

Stock-based compensation (continued):

If compensation cost for the Company's employee awards issued during the year ended December 31, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss for the year ended December 31, 2005 would have increased by $48,875 to $5,938,173 and net earnings per common share would remain unchanged. Comparatively If compensation cost for the Company's employee awards issued during the year ended December 31, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net earnings for the year ended December 31, 2004 would have decreased by $48,875 to $1,104,463 and net earnings per common share would remain unchanged.

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

52

2.

Significant accounting policies (continued):

(e)

Revenue recognition (continued):

For long-term contracts, revenue is recognized on a percentage-of-completion basis based upon achievement of specifically identifiable milestones as set out in the contractual arrangement.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies are reflected as deferred revenue.  As at December 31, 2005, the Company has $398,337 (2004 - $73,271) of deferred revenue.

(f)

Property and equipment:

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful life of the assets:

Asset	Period

Equipment and software	3 to 10 years
Furniture and fixtures	10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful life.

Property and equipment are assessed for future recoverability on an annual basis or when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

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

53

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

	2005	2004	2003

Weighted-average number of common
shares outstanding - basic	42,517,878	40,282,436	36,100,784

Assumed exercise of stock options	-	21,903	-
Assumed exercise of warrants	-	416,275	-

Weighted-average number of common
shares outstanding - diluted	42,517,878	40,720,614	36,100,784

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

The calculations also do not include assumed conversion of the convertible long-term debt, as its effect would be anti-dilutive.

The 2003 & 2005 balances do not include any assumed conversions as net losses were reported for this period and therefore their effect would be anti-dilutive.

54

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

(k)

Research and development costs:

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2005, 2004 and 2003, all development costs have been expensed.

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

(m)

Income taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases.  Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

55

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

3.

Cash and Cash Equivalents:

(a)

Cash Held in Trust:

Cash held in trust represents share subscription proceeds received in advance of the private placement financing completed subsequent to December 31, 2005, as disclosed in note 23, Subsequent event.  The funds were segregated and held in trust until the receipt of final regulatory approval. The balance of $668,281 is also included in Accounts Payable at December 31, 2005.

(b)

Credit Facility:

The Company has a credit facility with a major Canadian financial institution.   The facility includes a line of credit in the amount of $700,000 available through cash or letters of credit or letters of guarantee.  The facility bears interest at prime plus 1.75% per annum.  The security under this facility consists of a first security interest over all of the Company’s assets.  The lender may cancel the credit facility at any time.  The Company is currently unable to access this facility, as it is not in compliance with one of the three required covenants. As at December 31, 2005 no amounts have been drawn under this facility. (December 31, 2004 –nil)

4.

Allowance for doubtful accounts:

Accounts receivable are disclosed net of allowance for doubtful accounts.  Changes in the allowance for each of the periods presented are as follows:

	2005	2004	2003
Balance, beginning of year	$28,329	$63,704	$263,663
Allowance (Recovery)	226,465	(35,375)	(199,959)
Balance, end of year	$254,794	$28,329	$63,704

5.

Inventory:

	2005	2004

Parts and supplies	$1,881,962	$1,093,876
Work-in-process	255,069	78,026
Finished goods	1,836,775	2,261,253

Balance, end of year	$3,973,806	$3,433,155

56

6.

Property and equipment:

		Accumulated	Net book
2005	Cost	amortization	value

Equipment and software	$8,513,655	$8,122,185	$391,469
Furniture and fixtures	1,054,030	875,863	178,167
Leasehold improvements	682,041	538,178	143,864

	$ 10,249,726	$9,536,226	$713,500

		Accumulated	Net book
2004	Cost	amortization	value

Equipment and software	$8,273,534	$7,665,354	$608,180
Furniture and fixtures	1,010,747	801,265	209,482
Leasehold improvements	682,041	450,436	231,605

	$9,966,322	$8,917,055	$1,049,267

7.

Goodwill:

Goodwill relating to the Company’s microwave products operating segment was written off during the year, (2004 - $440,095). The goodwill relates to a business line no longer being serviced.

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

Beginning January 1, 2003, the Company was to accrue royalty obligations in the amount of 1.88% of revenue on legacy products up to a maximum of $4,689,850, and a royalty of 1.28% of new SIT technology products.  The royalty period began on January 1, 2003 and ends on the earliest of the following dates:

•

the date before December 31, 2006, for which cumulative royalties accrued reach $15 million

•

on December 31, 2006, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300

•

otherwise on December 31, 2009.

57

8.

Technology Partnerships Canada funding (continued):

In the event and at the time that the warrants are issued as required above, the SIT royalty will be reduced from 1.28% to 1.03%.  As the warrants were issued on April 28, 2004 the royalty was reduced effective the same date.

On April 28, 2004, the Company issued 1,206,811-share purchase warrants to TPC under the terms described above with an exercise price of $1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

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

•

otherwise on December 31, 2011.

During 2004 the Company recognized TPC funding in the amount of $620,000 (2003 - 667,467) representing the final funding under the Company’s amended agreement.  Cumulative funding as at December 31, 2004 was $9,999,700 (2003 - $9,379,700) of which $102,527 was included in accounts receivable.

As at December 31, 2005, the Company has expensed and accrued for royalty payments in the amount of $202,963 (2004 - $218,224).  This amount is included in accrued liabilities.  The royalties are recorded and expensed as the related sales occurred.  During 2004, as a result of the amendment, the 2003 accrued royalty payable of $220,390 was recovered to income.

9.

 Long-term debt:

 (a)

Long-term debt:

	2005	2004
Face value of long-term debt	$2,326,052	$2,404,000
Less: unamortized discount from conversion option	318,110	936,406
Carrying value, December 31	$2,007,942	$1,467,594

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

The Company is allowed to force the conversion of the notes into common shares of the Company if the shares

58

trade above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totalled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.  At December 31, 2005 the share purchase warrants remain unexercised (note 10(e)).  The Company’s effective interest rate under this financing is approximately 16%.

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

(b) Reduction in the conversion price of Long-term debt:

On June 24, 2005, the Company announced a reduction in the conversion price from US$1.70 per common share to US$1.25 per common share as an inducement for early conversion of the notes.

As such, the Company has revalued the convertible debenture based on the amended terms of the debenture agreement. According, $374,818 was allocated to debt and $281,652 was allocated to the equity component of the debenture. This difference between the revised book value and original carrying value of the debenture of $374,818 was charged to other expenses (note 19) and the difference between the value of the revised conversion feature and original carrying value of the conversion feature of $281,652 was charged to the contributed surplus of the Company (Note 10).

59

10.

Share capital and contributed surplus:

The Company is authorized to issue 75,000,000 (2004 - 75,000,000; 2003 - 75,000,000) common shares without par value.

Common shares issued and fully paid:

	Number
Share capital	of shares	Amount
Balance at December 31, 2002	34,177,164	$34,715,367
For cash:
Upon issue for private placements	4,792,000	4,420,715
Upon exercise of share purchase warrants	31,667	17,416
Balance at December 31, 2003	39,000,831	39,153,498
For cash:
Upon exercise of share purchase warrants (note 10(e))	3,051,001	1,631,569
For non-cash:
Reclassification of contributed surplus upon
exercise of warrants	-	115,990
Balance at December 31, 2004	42,051,832	40,901,057
For cash:
Upon exercise of share purchase options (note 10(d))	656,250	514,737

Balance at December 31, 2005	42,708,082	$41,415,794

Contributed surplus		Amount
Balance, December 31, 2002		$1,188,742
Stock-based compensation (note 2(b))		11,367
Balance, December 31, 2003		1,200,109
Stock-based compensation (note 2(b))		135,890
Less: reclassification to share capital upon exercise of warrants		(115,990)
Balance, December 31, 2004		1,220,009
Stock-based compensation (note 2(b))		833,116
Less: change in conversion price (note 9(b))		(281,652)
Balance, December 31, 2005		$1,771,473

60

10.

Share capital and contributed surplus (continued):

(a)

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

(c)

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

61

10.

Share capital and contributed surplus (continued):

(d)

Stock option plan (continued):

For each of the periods presented, the following stock options were outstanding:

2005	2004	2003	Exercise price
	Number of shares		per share	Expiry date

-	75,000	75,000	15.00	2005
135,250	669,500	896,500	0.55	2008
-	5,000	5,000	0.57	2008
33,000	41,000	-	0.60	2009
31,000	81,000	-	0.82	2009
75,000	75,000	-	0.83	2009
19,750	20,000	-	1.25	2009
16,000	-	-	0.50	2010
250,000	-	-	0.52	2010
103,000	-	-	0.55	2010
50,000	-	-	0.65	2010
300,000	-	-	0.82	2010
100,000	-	-	0.87	2010
3,000	-	-	1.12	2010
100,000	-	-	1.14	2010
265,000	-	-	1.16	2010
10,000	-	-	1.31	2010
1,000	-	-	1.35	2010
5,000	-	-	1.39	2010
10,000	-	-	1.46	2010
5,000	-	-	1.47	2010
70,000	-	-	1.48	2010
50,000	-	-	1.55	2010
60,000	-	-	1.60	2010
5,000	-	-	1.61	2010
60,000	-	-	1.62	2010
20,000	-	-	1.63	2010
10,500	-	-	1.71	2010
1,000	-	-	1.74	2010
50,000	-	-	1.76	2010
87,750	115,000	229,750	2.50	2011
87,500	115,000	229,750	3.40	2011
87,500	115,000	229,750	4.50	2011
87,750	115,000	170,000	6.15	2011
193,650	569,150	1,062,350	1.50	2012
5,000	5,000	5,000	1.19	2013
-	3,500	3,500	1.28	2013
-	-	10,000	1.25	2013
-	100,000	100,000	1.45	2013
142,500	169,200	169,200	1.50	2013

2,530,150	2,273,350	3,185,800

A summary of changes to issued stock options is as follows:

62

	Number of	Weighted-average
	shares	exercise price

Balance, December 31, 2003	3,185,800	2.22
Granted	327,000	0.82
Expired/cancelled	(1,239,450)	2.02

Balance, December 31, 2004	2,273,350	2.13
Granted	1,877,500	0.99
Exercised	(656,250)	0.78
Expired/cancelled	(964,450)	2.24

Balance, December 31, 2005	2,530,150	$1.59

63

10.

Share capital and contributed surplus (continued):

(d)

Stock option plan (continued):

Options outstanding and exercisable at December 31, 2005 totaled 2,209,233 (2004 - 1,829,300; 2003 - 1,543,017) and have a weighted average exercise price of $1.96 (2004 - $2.36; 2003 - $2.83).

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

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2005	2004	2003	Exercise price
	Number of warrants		per share	Expiry date

-	-	3,581,001	US$0.42	2004
-	50,000	50,000	US$1.70	2005
-	560,000	560,000	$1.50	2005
1,330,000	1,330,000	1,330,000	US$1.00	2006
1,206,811	1,206,811	-	$1.09	2009

2,536,811	3,146,811	5,521,001

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2003	5,521,001
Issued	1,206,811
Exercised	(3,051,001)
Expired	(530,000)

Balance, December 31, 2004	3,146,811
Expired	(610,000)

Balance, December 31, 2005	2,536,811

64

11.

Restructuring charge:

	Workforce reduction	Premises	Total

Liability balance, December 31, 2002	449,921	399,300	849,221
Incurred and expensed	1,232,680	-	1,232,680
Costs paid or settled and adjustments	(1,409,855)	(108,920)	(1,518,775)

Liability balance, December 31, 2003	272,746	290,380	563,126
Costs paid or settled and adjustments	(158,798)	(91,990)	(250,788)

Liability balance, December 31, 2004	113,948	198,390	312,338
Costs paid or settled and adjustments	(97,944)	(104,115)	(202,059)

Liability balance, December 31, 2005	16,004	94,275	110,279

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

During 2004 and 2005 no restructuring actions were undertaken.

At December 31, 2005, $110,279 (2004 - $312,338) of these costs is included in accrued liabilities.

12.

Income taxes:

(a)

Future income tax assets:

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2005	2004

Future tax assets:
Non-capital loss carry forwards	$11,393,692	$10,457,580
Scientific Research and Development Expenditure Pool	2,763,488	2,884,977
Tax value of capital asset expenditure in excess
of book value	3,097,844	2,941,689
Net capital loss carry forwards	1,884,330	1,967,170
Temporary differences in working capital	825,846	1,097,740
Total gross future tax assets	19,965,200	19,349,156

Valuation allowance	(19,965,200)	(19,349,156)

Total future tax assets	$-	$-

Management believes that it is not more likely than not that it will create sufficient taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized.

65

12.

Income taxes (continued):

(b)

Loss carry forwards and investment tax credits:

At December 31, 2005, the Company has approximately $33,393,000 of non-capital loss carry forwards available until 2015 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $980,000 available to reduce Canadian federal taxes payable.  The amounts expire as follows:

Year of	Non-capital	Investment
Expiry	loss carry forwards	tax credits

2006	$ 2,988,000	$19,000
2007	9,872,000	18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	7,416,000	-
2011	-	192,000
2012	-	313,000
2013	-	300,000
2015	4,034,000	-

	$ 33,393,000	$980,000

The Company also has available $11,290,000 (2004 - $ 11,290,000) net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated Scientific Research and Development Expenditures pool that are available for indefinite carry forward as discretionary deductions of approximately $8,099,000 (2004 - $8,099,000; 2003 - $8,640,000).

Not included in the above tables are non-capital losses of US $3,478,000 (2004 - $3,478,000), as at December 31, 2005 related to Norsat America Inc. The Company utilized approximately US $650,000 in 2004 to offset taxes otherwise owing on income earned from discontinued operations. No income was earned from discontinued operations during 2005. Management believes that it is more likely than not that it will not create sufficient taxable income to realize these future tax assets.  A full valuation allowance has been recognized.

66

12.

Income taxes (continued):

(c)

Income tax expense:

The income tax expense differs from the expected expense if Canadian statutory rates were applied to the loss from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2005	2004	2003

Income tax expense (recovery) at expected rate of
34.9% (2004 - 35.6%, 2003-37.6%)
$(2,052,000)		$151,000	$(3,051,400)
Non-allowable (non-taxable) expenses or income	591,000	7,400	11,100
Temporary differences, including amortization,
research and development costs and other	42,000	191,700	453,500
Unrecognized (Utilization of) non-capital loss carry
forwards	1,414,000	(381,600)	2,624,900
Rate difference between Canadian rate and rates
applicable to subsidiaries	6,791	26,200	-
Other	-	(44)	15,141

Income tax expense	$1,791	$(5,344)	$53,241

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

At December 31, 2005, the Company recorded a liability of $52,112 (2004 - $51,648) representing additional liabilities from the closure of the Norsat America Inc. distribution business.

67

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2005	Microwave	Satellite Systems	Consolidated

Sales to external customers	$10,052,278	$8,064,192	$18,116,470
Gross profit	$4,556,458	$3,567,611	$8,124,069
Total assets related to continuing operations	$3,050,147	$7,473,925	$10,524,072
Property and equipment	$61,195	$652,305	$713,500

2004	Microwave	Satellite Systems	Consolidated

Sales to external customers	$9,492,846	$8,027,829	$17,520,675
Gross profit	$3,378,782	$4,546,038	$7,924,820
Total assets related to continuing operations	$5,268,524	$6,930,406	$12,198,930
Property and equipment	$207,030	$842,237	$1,049,267
Goodwill	$440,095	$-	$440,095

2003	Microwave	Satellite Systems	Consolidated

Sales to external customers	$9,541,803	$3,438,466	$12,980,269
Gross profit	$2,342,639	$1,345,002	$3,687,641
Total assets related to continuing operations	$4,737,202	$4,735,853	$9,473,055
Property and equipment	$392,750	$1,089,994	$1,482,744
Goodwill	$440,095	$-	$440,095

68

14.

Segmented and other information (continued):

The Company generated revenues from external customers located in the following geographic locations:

	2005	2004	2003

Canada	$448,521	$647,954	$1,172,224
United States	15,596,375	13,132,986	6,150,610
Europe and other	2,071,574	3,739,735	5,657,435

	$18,116,470	$17,520,675	$12,980,269

Substantially all property and equipment are located in Canada.

15.

Commitments:

Future minimum payments at December 31, 2005 under various purchasing commitments and operating lease agreements for each of the next five fiscal years are approximately as follows:

2006	$3,769,644
2007	450,373
2008	442,892
2009	420,692
2010	420,692

Rent expense for the Company was approximately $960,000 (2004 - $893,000; 2003 - $945,000).

In the normal course of operations the Company is subject to actual or alleged claims and enters into purchase commitments.  The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.  Substantially, all commitments for 2006 and 2007 relate to purchase commitments.

69

16.

Financial instruments:

(a)

Fair value:

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

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

17.

Related party transactions:

During the year ended December 31, 2005, the Company entered into an joint strategic marketing agreement with a US New York based private company involved in the business of selling, financing and leasing medical equipment technologies and telemedicine services to hospitals, medical facilities on a worldwide basis. Two of the directors of the Company at the time of entering into the agreement were partners in a firm that has a controlling equity interest in the New York Company. In accordance with the agreement Norsat International Inc. was to pay monthly amount of $35,000 USD to this company retroactively from June 15th, till November 1, 2007. Subsequently, cancellation notice was given and the agreement was terminated September 1st, 2005. A total of $87,000 USD was paid for the period of June 15th to September 1st, 2005.

During 2005, Norsat International Inc. paid $22,637 GBP ($45,842 CDN Equivalent) to a legal firm based in London, England for corporate legal services specific to the Company’s UK Subsidiary. A director of the Company is a partner in the UK firm.

70

18.

Supplemental cash flow and other disclosures:

	2005	2004	2003

Changes in non-cash operating working capital:
Accounts receivable	$(988,486)	$(129,572)	$2,477,693
Inventory	(540,651)	(776,506)	2,832,164
Prepaid and other expenses	(141,611)	(51,909)	243,658
Accounts payable and accrued liabilities	2,000,709	375,585	(3,066,251)
Deferred revenue	325,066	73,271	(333,842)

	$655,027	$(509,131)	$2,153,422

Supplementary information:
Interest paid	$190,768	$206,400	$227,200
Income taxes paid	1,791	15,124	14,205
Non-cash transactions:
Value assigned to common shares and
warrants issued, net of cash acquired:
Issue of common shares for
settlement of debt	-	-	-
Issue of common shares and
warrants for financing services	-	-	-
Reclassification of exercised warrants
from contributed surplus to share capital	-	115,990	-

19.

Other expenses:

	2005	2004	2003

Net interest and bank charges	$ 204,029	$314,890	$264,813
Interest - non-cash	261,100	330,046	299,785
Foreign currency loss (gain)	249,181	110,990	231,823
Loss (gain) on disposal of property and equipment	-	(2,411)	281,450
Write off of goodwill (note 7)	440,095	-	-
Change in conversion price (note 9(b))	374,818	-	-
Other	(41,220)	-	-

	$ 1,488,003	$753,515	$1,077,871

20.

Economic dependence:

The Company purchases substantially all of its microwave products from four suppliers.

During 2005, the Satellite Systems segment generated approximately 74% of its sales from the United States government. This represents approximately 33% of total sales.  No other customer exceeds 10% of total sales.

21.

Comparative figures:

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2004.

71

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

	2005	2004	2003

Earnings (loss) from continuing
operations under Canadian GAAP	$(5,889,298)	$429,222	$(8,168,729)
Write-down of property and equipment (b)	-	-	270,091
Beneficial conversion feature (e)	(74,432)
Goodwill (a)	(337,000)
Deferred Financing Costs (e)	(70,669)
Long-term debt (e)	242,566	342,505	538,424
Employee stock-based compensation (d)	271,033	125,693	11,367

Earnings (loss) from continuing
operations according to US GAAP	(5,857,800)	897,420	(7,348,847)

Recovery (loss) from discontinued operations	-	(724,116)	(76,295

Total comprehensive earnings (loss)
according to US GAAP	$(5,857,800)	$1,621,536	$(7,425,142)

Basic and diluted net earnings (loss)
per share from continuing operations
according to US GAAP	$(0.14)	$0.02	$(0.21)

Basic and diluted net earnings
per share from discontinued operations
according to US GAAP	$-	$0.02	$-

Basic and diluted net earnings (loss)
per share according to US GAAP	$(0.14)	$0.04	$(0.21)

72

22.

Reconciliation to United States accounting principles (continued):

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2005		December 31, 2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Property and equipment (b)	$713,500	$713,500	$1,049,267	$1,049,267
Goodwill (a)	-	-	440,095	777,095
Deferred finance costs (e)	17,054	-	31,727	128,233
Long-term debt (e)	2,007,942	2,940,543	1,467,594	2,404,000
Share capital (e), (f) and (g)	41,415,794	116,401,073	40,901,057	115,535,312
Contributed surplus (e)	1,771,473	1,437,812	1,220,009	1,082,949
Equity component of
long-term debt (e)	2,190,779	-	1,909,127	-
Deficit (a) - (f)	(41,823,705)	(114,883,174)	(35,934,407)	(109,025,374)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

IMT Communications Inc. acquisition:

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP.  For US GAAP purposes, the share value is recorded at market value.  This results in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment.  Cumulative amortization relating to this additional goodwill was $203,000 at December 31, 2001.  For fiscal 2002 to 2004, no reconciling differences to the statement of operations arise as under both Canadian and US GAAP, goodwill is no longer amortized but is instead now subject to an annual impairment test.  In 2005, goodwill related to this acquisition was written off during the year.

(b)

SpectraWorks acquisition:

For Canadian GAAP purposes, the valuation of the shares relating to the acquisition of SpectraWorks Inc. on April 4, 2000 was adjusted by a 10% discount relating to a one year hold period on escrowed shares and a general market discount.  For US GAAP purposes, the share value would not reflect these discounts.  This results in an increase in goodwill recorded at acquisition of $3,630,040, which, in 2000, would have been written off.

For US GAAP purposes, the acquired in-process research and development pursuant to the SpectraWorks Inc. acquisition would have been expensed on acquisition.  Under Canadian GAAP acquired in-process research and development is amortized over a period of five years.  As a result, under US GAAP additional amortization would be recognized.

73

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

(d)

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

74

22.

Reconciliation to United States accounting principles (continued):

(d)

Stock-based compensation (continued):

As described in note 2(b), the Company adopted the CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments" and effective January 1, 2003, elected to apply the fair value method.  Under US GAAP there is no compensation cost for stock options issued by the Company issued to employee prior to January 1, 2003.

As required under SFAS 123, supplementary pro-forma information is provided below as if the fair value method was applied.  The pro-forma stock compensation expense has been determined by reference to an option-pricing model using the following weighted average assumptions:

	2005	2004	2003

Volatility percentage	78%	78%	89%
Risk-free interest rate	3.3%	3.3%	3.0%
Dividend yield	-	-	-
Expected life of options	3.0 years	3.0 years	3.0 years

The weighted average grant date fair value of options granted during the year was $0.95 (2004 - $0.42; 2003 - $0.24).

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2005	2004	2003

Net earnings (loss), US GAAP	$(5,857,800)	$1,621,536	$(7,425,142)
Additional stock compensation
recovery (expense)	(271,033)	(327,916)	(942,428)

Pro-forma net loss, US GAAP	$(6,128,833)	$1,293,620	$(8,367,570)

Pro-forma basic and fully diluted net
earnings (loss) per share, US GAAP	$(0.15)	$0.03	$(0.23)

75

22.

Reconciliation to United States accounting principles (continued):

(e)

Long-term debt:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

Applying US GAAP, long-term debt at December 31, 2005 would be recorded at its face value of $2,326,000 (US $2,000,000) and no value would be assigned to an equity component of long-term debt.  In addition, accretion on the calculated debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $246,939 (2004 - $312,342) for the year ended December 31, 2005 would not have been recorded, reducing interest expense by an equivalent amount.  Additional interest expense of $42,891 (2004 - $42,891) would be recorded in 2005 on amortization of amounts reclassified to deferred finance costs, and as a result of the modification, the remaining deferred financing cost of $70,669 would be realized during the year under US GAAP, and a foreign exchange gain on the long-term debt of $38,518 (2004 - $73,054) would have been realized.  In addition, as a result of the modification, the Company has recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

(f)

Elimination of deficit:

In prior years, the Company reduced its paid-up capital by $66,332,136 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

(g)

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

76

22.

Reconciliation to United States accounting principles (continued):

(h)

Pronouncements:

FASB issued a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”).  SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.  The compensation cost is to be recognized over the service period, which is determined by the vesting period.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

23.

Subsequent event:

On February 16, 2006, the Company’s Board of Directors approved the terms of a private placement financing for gross proceeds of approximately US$3 million. The private placement was subject to regulatory approval and the Company closed the private placement on March 6th 2006. The private placement called for the sale of 1,021,744 units at US$3.00 per unit. Each unit consists of four common shares and three common share purchase warrants each convertible into one common share at an exercise price of US$0.75 and a term to maturity of two years.

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

B.     Significant Changes

Significant changes since year-end to March 22, 2005 include:

On February 16, 2006, the Company’s Board of Directors approved the terms on a private placement financing for gross proceeds of approximately US$3 million. The private placement is subject to regulatory approval, and  closed on March 6, 2006 .. The private placement included the sale of 1,021,744 units at US$3.00 per unit. Each unit consists of four common shares and three common share purchase warrants. Each warrant has an exercise price of US$0.75 and a term of two years.

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

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		NASDAQ		OTC BB
			(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
			High	Low	High	Low	High	Low

a)	2005		1.90	0.55	N/A	N/A	1.51	0.43
	2004		1.26	0.56	N/A	N/A	0.95	0.40
	2003		1.59	0.50	1.05	0.61	0.70	0.38
	2002		4.00	1.27	2.45	0.71	N/A	N/A
	2001		5.50	1.20	3.69	0.61	N/A	N/A

b)	2005
	Fourth quarter		1.35	0.82			1.19	0.70
	Third quarter		1.76	0.77			1.47	0.67
	Second quarter		1.90	0.51			1.51	0.43
	First Quarter		0.70	0.50			0.56	0.43
	2004
	Fourth quarter		0.85	0.57			0.68	0.46
	Third quarter		1.81	0.59			0.63	0.46
	Second quarter		1.10	0.74			0.83	0.55
	First Quarter		1.26	0.56			0.95	0.40

c)	February	2006
	January	2006
	December	2005	1.02	0.82			0.90	0.70
	November	2005	1.19	0.85			1.00	0.77
	October	2005	1.35	0.85			1.19	0.86
	September	2005	1.28	0.77			1.05	0.67

80

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

C.

Material Contracts

Reference is made under Exhibit 4.1 “Employment Contract between Norsat International and Bill Coyne/George /Bill Comerford. (contracts to be appended)

D.

Exchange controls

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

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2005 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

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

During 2005 the Canadian dollar strengthened by approximately 6% year-over-year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Operations and the Balance Sheet.

Foreign Exchange Effect on Income Statement.  The Company’s “Sales” and “Cost of Sales” are predominately denominated in U.S. dollars and the Company’s “Operating Expenses” are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in Net Income. Based on 2005 revenues, a one-cent change in the Canadian dollar will affect Revenue by approximately $200,000 and net income by approximately $90,000.

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

Defaults, Dividend Arrearages and Delinquencies

None.

14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.

Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005 and have concluded that these disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC reports. There were no significant changes in our internal controls over financial reporting during the financial year ended December 31, 2004 that could materially affect internal controls over financial reporting subsequent to the date of their evaluation

16.

[Reserved]

A.

Audit Committee Financial Expert

Reference is made under “Item 6-C – Board Practices”.  Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. James Sharpe has been determined to be such audit committee financial expert.  The commission has indicated that the designation of Mr. Sharpe as an audit committee financial expert does not make Mr. Sharpe an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Sharpe that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Check with Jim on this

B.

Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investor Information, Corporate Governance, Charters and Policies.

Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Ernst &Young (in 2005) and KPMG LLP (prior to 2005) for all services in 2005, 2004 and 2003

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2005	$130,000	$19,100	$0	$0
2004	$85,000	$11,575	$19,450	$0
2003	$86,000	$19,650	$59,950	$0

Audit fees are for the audit of our annual consolidated financial statements.

Audit related fees are primarily for services related to review of other statutory filings.

Tax fees are primarily for the preparation of our Canadian and U.S. corporate tax returns and assistance with tax planning.

D.

Exemptions from the listing standards for Audit Committees

Not applicable

PART III

17.

Financial Statements

Reference is made under Item 8 “Financial Information”.

18.

Financial Statements

Not applicable.  See Item 17.

19.

Exhibits

1.0

Memorandum and Articles of Incorporation of Norsat International Inc.

4.1

Employment Contract dated May 5, 2005 between the Company and Bill Coyne.

4.2

Employment Contract dated September 16, 2005 between the Company and George Dorin.

4.3

Employment contract Bill Comerford

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, William Coyne

32.2

Certification of  Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, George Dorin

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement [annual report] on its behalf.

Norsat International Inc.
(Registrant)
“George Dorin”
Date:	March 25, 200 6	George Dorin, Chief Financial Officer

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, William Coyne, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 25, 2006	“William Coyne”
William Coyne
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, George Dorin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 25, 2006	“George Dorin”
George Dorin
Chief Financial Officer

Exhibit 32.1 to 20-F submission for Norsat International Inc.

I, William Coyne, certify that:

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

Date:	March 25, 2006	“William Coyne”
William Coyne
President & Chief Executive Officer

Exhibit 32.2 to 20-F submission for Norsat International Inc.

I, George Dorin, certify that:

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

Date:	March 25, 2006	“George Dorin”
George Dorin
Chief Financial Officer

