Form 20-F/A
period 2005-12-31
NORSAT INTERNATIONAL INC /
filed 2006-04-06
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

 [X]  Item 17  [   ]  Item 18

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer___

Accelerated filer___

Non-accelerated filer   X

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

PART I

1.

Identity of Directors, Senior Management and Advisers

Not applicable.

2.

Offer Statistics and Expected Timetable

Not applicable.

3.

Key Information

A.   Selected financial data

Table 1 below summarizes selected consolidated financial data for the Company calculated in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The information for each of the years in the three year period ended December 31, 2005 and as at December 31, 2005 and 2004 have been extracted from the more detailed consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading "Item 8 - Financial Information" and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".  Reference is made to Note 22 of the consolidated financial statements of Norsat included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.  Information for the years ended December 31, 2002 and 2001 and as at December 31, 2002, and 2001 has been extracted from audited consolidated financial statements not disclosed elsewhere herein.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2005	2004	2003	2002	2001
Sales ($000's)	18,116	17,521	12,980	14,675	20,599
Earnings (loss) from continuing operations ($000's)	(5,888)	429	(8,169)	(6,182)	(22,598)
Net earnings (loss) ($000's)	(5,889)	1,153	(8,245)	(6,270)	(22,572)
Earnings (loss) per share from continuing operations - basic and diluted ($)	(0.14)	0.01	(0.23)	(0.18)	(0.71)
Earnings (loss) per share - basic and diluted ($)	(0.14)	0.03	(0.23)	(0.19)	(0.71)
Weighted average number of shares - basic (000s)	42,518	40,282	36,101	33,501	31,803
Weighted average number of shares - diluted (000s)	42,518	40,721	36,101	33,501	31,803
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	10,524	12,199	9,515	17,026	20,025
Net assets ($000s)	3,554	8,096	5,175	8,971	11,376
Long-term debt (excluding current portion) ($000s)	2,008	1,468	1,271	1,251	-
Capital Stock ($000s)	41,416	40,901	39,153	34,715	33,974

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2005	2004	2003	2002	2001
Sales ($000's)	18,116	17,521	12,980	14,675	20,599
Earnings (loss) from continuing operations ($000's)	(5,858)	897	(7,349)	(5,811)	(19,873)
Net earnings (loss) ($000's)	(5,858)	1,622	(7,425)	(5,899)	(19,848)
Earnings (loss) per share from continuing operations - basic and diluted ($)	(0.12)	0.02	(0.21)	(0.17)	(0.62)
Earnings (loss) per share - basic and diluted ($)	(0.12)	0.04	(0.21)	(0.17)	(0.62)
Weighted average number of shares - basic (000s)	42,518	40,282	36,101	33,501	31,803
Weighted average number of shares - diluted (000s)	42,518	40,721	36,101	33,501	31,803
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	10,869	12,632	9,991	17,276	19,909
Net assets ($000s)	2,956	7,593	4,330	7,317	11,281
Long-term debt (excluding current portion ($000s)	2,941	2,404	2,593	3,155	-
Capital Stock ($000s)	116,401	115,535	113,788	109,350	108,608

In this Form 20-F Annual Report unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  The following tables set out the exchange rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars in effect at the closing rate on March 30, 2006, the range of high and low exchange rates for such periods, and the average exchange rates (based on the average of the noon day exchange rates) on each day of the year in such periods.

The close of business on March 29, 2006: 1.1724

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

Risks That May Affect The Value Of Norsat Shares

The exercise of our existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of our common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 42,708,082 were outstanding at December 31, 2005 and an additional 6,666,961 shares have been reserved for issuance upon the exercise of outstanding options or warrants or warrants to be issued or conversion of long-term debt as of such date. Although our Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the "TSX"), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of our Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the company could also have dilutive effect on the shareholders.

9

4.

Information on the Company

A.

History and development of the Company

The Company was incorporated in Canada under the name "Norsat International Inc." on October 15, 1982 pursuant to the Company Act (British Columbia). Effective September 27, 1989, the Company changed its name to NII Norsat International, Inc. At the Company's Annual General Meeting held on June 9, 1999, shareholders passed a special resolution to change the Company's name back to Norsat International Inc. Since July 2, 1999, the Company has operated under the name Norsat International Inc.

Head Office Contact Information

The Company's head office is located at:

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

o

In 2005, Norsat focused its research and development efforts to design and develop a family of ultra-portable satellite systems known as the Norsat GLOBETrekkerTM. The product was launched in Q3 2005 and production units are scheduled to roll out in the second quarter of 2006.

o

By November 2005, the Company had delivered its OmniLink portable satellite systems to Ireland's Department of Defense in conjunction with NextiraOne.

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

o

On June 30, 2005, the Company announced it had been awarded a US $3.3 million order by the U.S. Army Forces Central Command.  The order called for the supply of Norsat NewsLink TM portable satellite terminals, spares, training and maintenance to support the expansion of the U.S. Army's DVIDS (Digital Video and Imagery Distribution) System.

o

In May 2005, an Asian military customer became the first non-US military customer to have placed an order for the Company's OmniLink portable satellite systems to be used for in-theater operations.

o

In the second quarter of 2005, Norsat appointed both a new Board and new executive team.

o

Norsat introduced the first commercialized highly stable phase locked loop low noise block downconverters (PLL LBN's) for X and Ka frequencies.

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

The following principles have been central to this growth strategy:

1.

Leverage the Company's Reliable Supply Record

Norsat is the primary supplier of portable satellite systems to the US Army's DVIDS (Digital Video and Imagery Distribution System) program and enjoys a reliable supply record. The DVIDS Program enables Norsat satellite systems to be used by multiple U.S. Armed Services engaged in peacekeeping and reconstruction activities.  In 2005, Norsat successfully leveraged its supply record with the U.S. Army to secure orders from other services within the U.S. military, most notably the U.S. Marine Corps and more recently, the U.S. Air Force.

In 2005, an active effort to focus on the Company's reliable supply record with the US Army also enabled it to gain a beachhead with other nations' militaries.  Through one of Norsat's partners, NextiraOne, Norsat is upgrading the Irish Department of Defence's capabilities to meet both their defence and emergency planning requirements.  Norsat is also supplying satellite systems to an Asian military currently involved in peacekeeping operations. Norsat continues to leverage its relationship with the aforementioned military placements  and with other agencies engaged in the global war on terror both directly and through its network of alternate distribution channels.

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

ii.

successfully signed a frame agreement with one of the world's largest satellite service providers and;

iii.

been engaged in discussions with one of the world's largest defense integrators about an OEM arrangement, wherein the GLOBEtrekker would become part of their product line.

In a strategic move to rapidly establish partnerships necessary to penetrate certain sectors of the market, Norsat accelerated its sales, marketing and product development activities with the goal of bringing the industry's first broadband-capable, backpackable system, the GLOBETrekker, to market.  The capabilities of the GLOBETrekker have been sought after in both, the defense and broadcast sectors.

The demand for highly portable satellite systems in the defence segment is strong as the U.S. military and those of other Allied Nations reorganize themselves into a more net-centric force capable of dealing with asymmetric terrorist threats.

3.

Multiply Trade Show Presence

In an effort to showcase the capabilities of Norsat's Omnilink portfolio of products, Norsat employed a mixture of direct sales efforts, partnerships with industry leaders, and participation in industry leading trade shows.

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

12

4.

Promote Microwave Products

While "word-of-mouth" referrals and a global network of distributors had traditionally been the primary means of lead generation in the more mature microwave components business the Company added a number of new initiatives to help growth of the microwave components business unit. These initiatives included:

•

adding a sales resource and launching a "win-back" program;

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

William Comerford was hired as Senior VP Global sales in August 2005.

Bill Comerford has more than 25 years of senior level experience in sales marketing human resources and operations in both private and public communication corporations. Mr. Comerford's experience includes senior positions with Cable & Wireless and Sprint/Global One. Mr. Comerford has an MBA from George Washington University and a BSc in Marketing from Pennsylvania State University.

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

Capital Expenditure

A description of the Company's principal Capital Expenditures over the last three years is as follows:

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

While Norsat International's products have traditionally addressed the government and broadcast television markets, there is growing focus for its portable satellite systems in the disaster recovery, business continuity and tele-health markets.

Product Line

The Company's portfolio of satellite ground equipment comprises primarily of microwave components and portable satellite systems. These components and systems are designed to interoperate with geostationary satellites orbiting the earth.

Microwave Components

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company's product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid state power amplifiers (SSPAs) and other customized products.

Satellite Systems

Portable satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent. The Company's product portfolio of portable satellite systems include the Norsat GLOBETrekker and OmniLink satellite systems.

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

The OmniLinkTM product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peace-keeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Innovation in Technology

In September 2005, Norsat launched the GLOBETrekker, the industry's first intelligent, backpackable, broadband-capable satellite system.  Production units are scheduled to roll out in the first half of 2006.

Early in the year, Norsat led the microwave components industry by introducing new transmitters in the extended Ku-band, C-band and Ka-Band.

Customers

Norsat's extensive customer list includes various government, educational and financial institutions, broadcasters and Fortune 1000 companies. Recent customers include the US Military, including the US Air Force, US Army, US Marines, CBS Affiliate KTVA Anchorage and the Irish Department of Defence.

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

Microwave Products Business Unit

Norsat's Microwave Products are typically used in commercial settings as components of a complete system or as replacement parts for existing systems. The product line includes a full range of radio frequency (RF) and associated components including Norsat's traditional satellite receivers (LNBs) and accessories as well as satellite transmitters, transceivers, and custom satellite outdoor units.

Product Overview

Low Noise Block down converters ("LNBs"), are required by every satellite antenna (or "dish") irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit.  Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters ("BUCs") and transceivers provide a complementary offering to Norsat's traditional LNB business. Norsat provides Ku and Ka-band BUCs and transceiver products, which are required for two-way satellite networks.

The satellite BUCs convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. Norsat's transceiver provides customers with an easy to install solution that consists of the BUC, LNB, filters and other hardware.

Market Profile

Norsat's primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat's components into a complete satellite solution for end user customers located all over the world. On the microwave components side of the business, we will be focusing on the solid-state amplifier line and on military satellite components.

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

The Norsat OmniLinkTM family of portable satellite terminals combines Norsat's expertise in radio frequency (RF), video transmission, and satellite data networking technologies.  The OmniLinkTM products enable the broadband transmission of large amounts of data and images, quickly and easily, without access to a telecommunications network or infrastructure.

In 2005, the Company's Satellite revenues were derived primarily from the sale of the OmniLink portable satellite systems; a video version (Norsat NewsLinkTM) and a data version (Norsat SecureLinkTM).  These products are two of the smallest and most lightweight Ku-band, two-way communication devices available.  The Norsat portable satellite terminals can be carried in three suitcases and deployed and set up easily in the field in several minutes without tools.   They allow for the transmission of broadcast quality MPEG-2 video via DVB-S over satellite.  The terminals are ideally suited for the transmission of video, voice, and IP data to and from remote or hostile environments.

Market Profile

The market for portable satellite communications comprises of users that need to establish broadband connectivity on short notice or redeploy their telecommunications infrastructure following an engagement. The primary markets for portable satellite systems are defense, emergency services (first responders, homeland security), and broadcasters. There has been growing interest from Fortune 1000 companies to employ such systems as part of a business continuity program wherein such systems would be used as a "backup measure" should their primary means of communications fail in the event of a natural disaster, an outage or a terrorist attack.

The overall market is going through a significant transformation due to the growth in the government sector. This change in demand is attributable to measures being taken by governments and corporations to counter the threat of terrorism.

The improved demand for portable satellite communications equipment stems from an initiative to "transform" the armed forces.  With the onset of Operation Iraqi Freedom in 2003, the need to accelerate the "transformation" has become a top priority. Under this initiative, field units are being equipped with communications gear that will give them real-time access to the same information available at command and control centers.

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

Not applicable

18

5.

Operating and Financial Review and Prospects

A.

Operating results

The following information should be read in conjunction with the Company's 2005 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 22 to the Company's audited consolidated financial statements.  All amounts following are expressed in Canadian Dollars unless otherwise indicated.

The Company has expanded its operations to include the development and production of complete satellite terminals, broadband software management systems and integration services.  Since 2002, Norsat has focused its marketing and development efforts on producing high-speed portable satellite terminals geared to meet customers' needs in several promising new areas with particular focus on Government, Broadcast & Commercial markets.

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

The Satellite Systems business designs, manufactures and markets the OmniLink and GLOBETrekker family of products, portable satellite systems. These satellite systems provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.  For 2005 the Company had two core products available: a "video" version of the OmniLink called Norsat NewsLinkTM and a "data" version, the Norsat SecureLinkTM.

Results of Operations

 Fiscal 2005 Compared to Fiscal 2004

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2005
Sales	$2,519	$6,155	$4,721	$4,721
Earnings (loss) from continuing operations	($1,187)	($1,241)	($1,377)	($2,083)
Net earnings (loss)	($1,188)	($1,241)	($1,377)	($2,083)
Earnings (loss) per share from continuing operations - Basic	($0.03)	($0.03)	($0.03)	($0.05)
- Diluted	($0.03)	($0.03)	($0.03)	($0.05)
Earnings (loss) per share - Basic	($0.03)	($0.03)	($0.03)	($0.05)
Weighted average common shares outstanding
basic and diluted	42,052	42,052	42,259	42,646

2004
Sales	$4,358	$3,371	$5,005	$4,787
Earnings (loss) from continuing operations	12	($355)	$1,006	($233)
Net earnings (loss)	$ 732	($355)	$1,008	($232)
Earnings (loss) per share from continuing operations - Basic	($0.00)	($0.01)	$0.03	($0.01)
- Diluted	($0.00)	($0.01)	$0.02	($0.01)
Earnings (loss) per share - Basic	($0.02)	($0.01)	$0.03	($0.01)
- Diluted	($0.02)	($0.01)	$0.02	($0.01)
Weighted average common shares outstanding - basic	39,715	39,880	40,037	41,512
- diluted	41,495	39,880	40,638	41,512

Results of Operations

Sales ($000's)	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2005
Microwave	$1,945	$1,938	$2,839	$3,330	$ 10,052	$ 9,493
Satellite Systems:
Portable Terminals	574	4,217	1,881	1,392	8,064	8,028

	574	4,217	1,881	1,392	8,064	8,028
	$2,519	$6,155	$4,720	$4,722	$18,116	$17,521

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

The Satellite Systems business also achieved stable margins year to year reflecting that a majority of the Company's revenues were direct sales to the end customer rather than through our reseller and channel partners.  For fiscal 2006, the Company is expecting margins to remain strong especially with the introduction of the new GLOBETrekker family of products.

Operating Costs ($000's)	Three Months Ended (2005)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
S G & A	$1,478	$3,026	$2,760	$2,358	$9,622	$5,251
Product development	409	506	735	626	2,276	1,495
Amortization	159	174	181	112	626	621
TPC Funding						(620)
	$2,046	$3,706	$3,676	$3,095	$12,524	$6,747

Selling and marketing efforts were focused on addressing our customers needs, and developing  partnerships with resellers in key markets in order to realize sales growth.  A significant amount of the increased selling costs during 2005 was attributable to the hiring and compensation of a senior sales force with their related travel and entertainment costs. These costs are expected to decline in 2006 and should support revenue growth. Included in these increased costs was the attendance at three additional International tradeshows to introduce the Company's new GLOBETrekker satellite system. This is twice the number of shows regularly attended by the Company.

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

Management has discussed the development and selection of the Company's critical accounting estimates with the Audit Committee of the Company's Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company's more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of the uncollectability of the Company's accounts receivable balance. If the Company determines that the financial condition of any of its customers deteriorates, increases in the allowance may be made. At December 31, 2005 the Company has recorded an allowance for doubtful accounts in the amount of $ 255,000 (2004 - $28,000) as a reduction to accounts receivable.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company's projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the company's projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company's control.  At December 31, 2005 the Company has recorded an estimate for obsolescence in the amount of $ 1,050,000 (2004 - $1,168,000) as a reduction to inventory.

➢

The Company assesses the impairment of goodwill on an annual basis and identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstance indicate that the carrying value may not be recoverable. Factors the Company considers important, which could trigger an impairment review, include significant underperformance relative to plan, a change in the Company's business strategy, or significant negative industry or economic trends. When the Company believes that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of potential impairment, the Company determines what impairment, if any, exists based on projected net undiscounted and discounted cash flows expected to be generated from these assets. Effective January 1, 2002, the Company adopted CICA section 3062 "Goodwill and Other Intangible Assets". Under this section, goodwill is no longer amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Additionally, the Company designated December 31 as the date for annual impairment reviews.  At December 31, 2005, a write-down of goodwill of $440,000 was required (2004 - nil) based on this review.

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

During 2005, Norsat International Inc. paid $22,637 GBP ($45,842 CDN Equivalent) to a legal firm based in London, England for corporate legal services specific to the Company's UK Subsidiary. A director of the Company is a partner in the UK firm.

Recent Accounting Pronouncements

o

On January 27, 2005, the Canadian Institute of Chartered Accountants (the "CICA") issued CICA Handbook Section 1530 Comprehensive Income, Section 3855 Financial Instruments - Recognition and Measurement, and Section 3865 Hedges. These standards will be effective for us from January 1, 2007. The impact of implementing these new standards is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.

o

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") issued section 3063, "Impairment of Long-Lived Assets". The section provides accounting guidance for the determination of a long-lived asset impairment as well as recognition, measurement and disclosure of impairment.  The adoption of this section did not have a material affect on the Company's financial results.

o

In 2003, CICA section 3870 "Stock-Based Compensation and Other Stock-Based Payments" was amended to require the fair value method to be applied to all employee stock-based compensation awards for fiscal years beginning on or after January 1, 2004. During the fourth quarter of 2003, the Company elected to early adopt the fair value method to their employee awards, granted on or after January 1, 2003. Prior stock option grants were and continue to be accounted for by the settlement method under which generally no compensation expense is assigned on the grant.  In 2005 the total compensation expensed was $833,116 and is included in selling, general and administrative expense based on the following assumptions: expected annual volatility of 78% and a risk free interest rate of 3.3%, During 2005 the Company granted stock options having a weighted average fair values of $0.99 per option. (2004 $0.82)  The fair values were determined using the Black-Scholes option-pricing model. The total compensation expensed in 2004 was $135,890. In 2004 there were 327,000 options granted and in 2005 1,877,500 options were granted to employees, advisors and directors of the Company.

o

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition” and EIC-142, “Revenue Arrangements with Multiple Deliverables”.  In 1999, the U.S. Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 101 (“SAB 101”).  In 2003 the SEC updated SAB 101 and issued SAB 103, which generally deals with similar revenue recognition issues.  SAB 103 provides the SEC’s views in applying US generally accepted accounting principles to selected revenue recognition issues. Various securities regulators in Canada had previously indicated, that it was their view, that these SAB’s were consistent with CICA 3400, and that they would look to these SAB’s when determining whether Canadian reporting issuers have complied with Canadian GAAP. EIC-141 provides general interpretive guidance on the application of CICA 3400 by summarizing the principles set forth in SAB 103 that, in the Committee’s view, are generally appropriate as interpretive guidance on the application of CICA 3400. EIC-142 addresses how to determine whether an arrangement, for instance a sales arrangement, involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be measured and allocated. As the Company had already been accounting for its revenue contracts in accordance with the principles of these abstracts, their adoption did not have a material affect on the Company's financial results

Fiscal 2004 Compared to Fiscal 2003

Sales ($000's)	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Microwave	$2,655	$2,238	$2,030	$2,570	$ 9,493	$ 9,542
Satellite Systems:
Portable Terminals	1,703	1,133	2,975	2,217	8,028	1,542
Other Systems	-	-	-	-	-	1,896
	1,703	1,133	2,975	2,217	8,028	3,438
	$4,358	$3,371	$5,005	$4,787	$17,521	$12,980

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

The Satellite Systems business achieved strong margins throughout the year reflecting that a majority of the Company's revenues were direct sales to the end customer rather than through our reseller and channel partners.  Margins in 2003 include a number of lower margin demonstration equipment sales to resellers and sales of terminals through our reseller and channel partners.  For fiscal 2005, the Company is expecting margins to remain strong.

Operating Costs ($000's)	Three Months Ended (2004)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
S G & A	$1,425	$1,205	$1,376	$1,245	$5,251	$ 5,745
Product development	361	435	370	329	1,495	3,313
Amortization	150	154	154	163	621	1,102
Restructuring charge	-	-	-	-	-	1,233
	$1,936	$1,794	$1,900	$1,737	$7,367	$11,393

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

Product development activities decreased 55% to $1.5 million from $3.3 million in 2003. The significant reduction reflects the closure of the Company's Winnipeg research and development center in 2003 and the commercial release of the Norsat NewsLinkTM Model 3200 and the Norsat SecureLinkTM Model 3210 in 2003.  On-going development activities are focused on projects generating near-term revenue from our line of portable terminals.

Amortization declined 44% to $0.6 million compared to $1.1 million in the previous year, reflecting the Company's efforts to minimize capital expenditures and the closure of our Winnipeg operations in 2003.

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

Fiscal 2003 Compared to Fiscal 2002

Revenues ($000's)	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	$2,789	$2,159	$2,238	$2,356	$9,542	$10,794
Satellite Systems:
Portable Terminals	-	300	198	1,044	1,542	-
Other Systems	577	54	1,265	-	1,896	3,881
	577	354	1,463	1,044	3,438	3,881
	$3,366	$2,513	$3,701	$3,400	$12,980	$14,675

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

The Satellite Systems segment continued to generate revenue from smaller custom system sales throughout the first three quarters of fiscal 2003. During the fourth quarter, the Company launched the commercial release of its portable terminals and immediately realized revenues in excess of $1 million. The 2002 comparative Satellite Systems revenues included a $1.5 million Open Networks system sale and a $2.3 million dollar custom project. Looking into fiscal 2004, the Company has successfully launched its line of portable satellite terminals. The Company is now selling two types of satellite terminals, a "video" version named the Norsat NewsLinkTM and a "data" version named the Norsat SecureLinkTM. With channel partners now in place in major markets around the world, the Company is well positioned to globally offer portable satellite terminals into the broadcast, military, homeland security, disaster relief, medical, and resource markets. The portable terminals provide a competitive advantage where communications infrastructure does not exist.

Gross Margin	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
Microwave	16%	24%	28%	32%	25%	38%
Satellite Systems	52%	-2%	42%	42%	39%	51%
	22%	20%	34%	35%	28%	41%

Gross margins in 2003 were 28% compared to 41% in the prior year. Microwave margins suffered early in the year as a result of market pricing pressures, focused efforts to reduce inventory levels and the impact of a falling US dollar. The Company was able to counter these negative events through significant reductions in the cost of product. These efforts are now being realized with Microwave margins steadily increasing from 16% in Q1 to 24% in Q2, 28% in Q3 and finally 32% in Q4. For Fiscal 2004, the Company is expecting margins to continue to improve as the Company's sales of the lower-cost product continue.

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

Operating Costs ($000's)	Three Months Ended (2003)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2003	2002
S G & A	1,719	1,677	1,286	1,063	5,745	5,830
Product Development	1,249	1,049	651	367	3,313	5,103
	$2,968	$2,723	$1,937	$1,430	$9,058	$10,933

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

Product development activities decreased 35% to $3.3 million from $5.1 million in 2002. The reduction was a result of the Company having completed the commercial release of the Norsat NewsLinkTM Model 3200 and the Norsat SecureLinkTM Model 3210 during the end of the third quarter.

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

The funding segment of the agreement between the Company and Technology Partnerships Canada ("TPC") has been completed and, as a result, contributions for 2003 were $667,000 compared to $2.8 million for 2002.

During the year, the Company incurred additional restructuring charges of $1.2 million, a 26% reduction from the $1.7 million recorded in 2002. Amortization declined 38% to $1.1 million compared to $1.8 million in the previous year, which reflected the Company's efforts to minimize capital expenditures and the closure of the Winnipeg office.

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

The Company's cash requirements through the end of 2006 are primarily to fund operations, product development, capital expenditures and debt service costs.

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

As at December 31, 2005, there are 42,708,082 common shares of the Company issued and outstanding. In addition, there are 2,536,811 share purchase warrants and 2,530,150 stock options outstanding that entitle the holder to purchase one common share of the company at various prices per share. 2,209,233 of the stock options are exercisable at this time. Also, the Company's long-term debt is convertible at the option of the holder into 1,600,000 common shares of the Company.

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

During 2002, Norsat began to focus its development resources on the portable satellite terminal product line, refining the original pico-Terminal for military markets (now renamed Norsat OmniLinkTM) and introducing a terminal designed specifically for the satellite newsgathering business.  Substantially all $5.1 million spent in 2002 on product development, focused on the Norsat OmniLinkTM product line development and enhancements.

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

During 2005 Norsat introduced the first commercially produced phase locked loop low noiseblock downconverters (PLL LNB's) operating at X and Ka frequency bands and released its new line of solid state power amplifiers. Norsat expanded its portfolio of microwave products to include Block-up Converters in the extended Ku-band, Ka and X-band low noise block down-converters, and custom block down-converters. The development of the new Ka and X-band external reference low noise block down-converters will complement plans by the U.S. Department of Defense for a 2006 launch of high-powered Wideband Gapfiller Satellites, which are expected to provide more than 10 times the capacity of current satellites.

Norsat also introduced the new GLOBETrekker line of products. GLOBETrekker is an intelligent ultraportable satellite system that enables users to establish a reliable broadband connection on short notice. GLOBETrekker is designed to be carried in a backpack, is airline checkable, fits in small vehicles and is helicopter and parachute friendly.

These strategic product development activities resulted in the following research and development expenditures:

2005	$2,275,766
2004	$1,494,756
2003	$3,313,171

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

Another favourable trend enabling these opportunities is the growing acceptance of COTS ("Commercial-Off-The-Shelf") equipment among militaries.  Both of Norsat's business units are benefiting from this change in policy.

Customers are increasingly price sensitive for microwave components. The Company continues to face aggressive new competitors and is attempting to find ways to further reduce product costs without sacrificing quality.  Certain competitors have decided to merge and others have decided to focus on certain niches. We expect consolidation to continue among our competitors.

There is an emerging need to provide broadband connectivity to users in military and broadcast markets who are "on-the-move." For example, broadcasters are seeking satellite terminals mounted on vehicles so that they can cover news stories, special and sports events on a local, regional and global basis.

The market for portable satellite systems is increasingly more competitive. We continue to face competition from the traditional providers of portable satellite systems including: Swe-Dish, VisLink PLC's Advent business unit, ND SatCom, GCS, AVL Technologies, TCS, GigaSat, Holkirk Communications and SisLink. At times, we face competition from systems integrators who construct systems on a custom basis for military and broadcast customers. We also face some competition from government integrators (such as Thales, Finmecchanica, Raytheon and L3) and from INMARSAT satellite system providers. Traditional satellite system providers who are exploring the portable systems arena and who may eventually choose to enter our business (ViaSat, Hughes and Gilat) are also expected to be competitors.

E.

Off-balance sheet arrangements.

The Company has no off-balance sheet arrangements that have not been reported in the audited financial statements for the year ended December 31, 2005.

F.

Tabular disclosure of contractual obligations.

As of December 31, 2005, the impact that our contractual obligations are expected to have on our liquidity and cash flow in future periods is as follows:

($000's)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Lease Obligations	$2,519	$ 784	$ 1,314	$ 421	-
Inventory Purchase Obligations	$2,956	$2,956	-	-	-
Long Term- Debt Obligations	$2,326	-	$2,326	-	-
	$7,831	$3,770	$3,640	$ 421	-

G.

Safe harbor

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

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

Mr.Hoyle's experience has included service as in house legal counsel for IBM (UK), a former partner at McGrigors, formerly Klegal, the legal arm of KPMG. He is currently a partner at Beachcroft Wansbroughs in Bristol, UK. Mr. Hoyle holds a Masters degree in Law from Cambridge University, a LLB (Hons) degree from the University of Canterbury, New Zealand and a Diploma in Intellectual Property Law from the University of London.

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

Senior Management

William Coyne

Director, President and Chief Executive Officer

Mr. Coyne joined the Company in May 2005 as President and CEO of the Company.

Prior to joining Norsat, Mr. Coyne was the Vice President & General Manager at Sprint Communications Northeast Division. Mr. Coyne holds a BA from St Joseph's University in Philadelphia where he received a Presidential Scholarship.

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

Dr. Chan received her Executive MBA from Simon Fraser University in 2003.  In 2000 she received her Doctorate of Philosophy degree in Electrical Engineering and in 1992, her Bachelor's degree in Electrical Engineering, both from the University of British Columbia.

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

(5)

Mr. Hunter left the Company on April 28, 2005

(6)

Mr. Bullock left the Company on Feb 28, 2005

For the period September 15, 2005 to December 31, 2005 senior employees had a temporary salary reduction as follows; Bill Coyne salary reduced to US$150,000, Bill Comerford salary reduced to US$ 120,000, Amiee Chan salary reduced to $125,000. All Salaries were reinstated effective January 1, 2005

The bonus amounts were paid pursuant to the Company's Employee Compensation Plan.  The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company.

Reference is also made to item C immediately below - specifically "Change in Responsibilities and Employment Contracts".

C.

Board practices

Mandate of the Board

The Board of Directors is responsible for the stewardship of the Company and endorses a system of corporate governance designed to effectively manage and supervise the management of the business and the affairs of the Company. The Board also provides considerable guidance to Management in pursuit of the Company's objectives.

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

Decisions Requiring Board Approval

In general, the Company's management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards.  In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the Chief Executive Officer based on the recommendations of the Compensation Committee. The Board appoints the officers of the Company. The Directors also determine the directors' compensation and consider the declaration of dividends.

Composition of the Board

The Board is currently composed of five (5) directors, all five (5) of whom are considered "unrelated" to the Company by TSX guidelines - which state an "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval.

The Board meets at least quarterly to carry out its duties and members of the board who are not management meet on an informal basis during the year to discuss the Company's progress and management.

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management.  Currently the CEO & CFO respond to shareholder inquiries and direct appropriate matters to senior management.  Senior management will meet with shareholders to discuss their concerns where appropriate.

The Board's Expectation of Management

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

Directors' and Officers' Liability Insurance

The 2005 premiums for directors' and officers' liability insurance coverage, in the amount of $10,000,000, amounted to $175,000 (2004 $ 293,000).

Director's Service Contracts

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

Audit Committee

The Company's Audit Committee is comprised of three (3) directors: Messrs. Sharpe (Chair), Caprio, Dixon, (each of whom is independent and an "unrelated" director).  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company's annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company's external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2005, the Audit Committee met four (4) times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

As part of its oversight of the Company's financial statements, the committee reviewed and discussed with both management and the Company's external auditors the annual financial statements, and with management the quarterly financial statements, prior to their issuance.  Management advised the Audit Committee in each case that all financial statements were prepared in accordance with generally accepted accounting principles, and reviewed significant accounting issues with the committee.

Resignation of KPMG

On June 21, 2005, the audit firm KPMG informed the Company of its determination to not accept the appointment as auditors of the Company for the fiscal year ending December 31, 2005. There has been no reservation on the Company's financial statements on which KPMG issued a report and KPMG's decision does not result from any disagreement with Company management.

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

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company's audited financial statements in the Company's annual report for the fiscal year ended December 31, 2005.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors:  From January 1, 2005 to April 29, 2005 the directors were: Messrs. Crump (Chair), Nixon and Doninelli.  With Mr. Crump's and Mr. Nixon's resignations from the Board on April 29, 2005 and May 1, 2005 respectively, Mr. Caprio became Chair and Mr. Dixon and Mr. Sharpe joined the committee.  All of the members of the committee are independent of management.  None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

The Committee reviews and makes recommendations to the Board with respect to Norsat's Executive Compensation Plan and Stock Option Plan. The Committee recommends to the Board the compensation of the Chief Executive Officer, reviews and approves management's recommendations for compensation and bonuses for senior management and grants of stock options. The Committee is also responsible for reviewing executive management succession and development plans. The Committee reports to the Board and the Board gives final approval on compensation matters.

Compensation Objectives

In January 2004 the Company introduced a "results oriented" compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company's compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group (see above) and other relevant external market data as well as the individual's skill performance, and experience. The Company's benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance.  In January 2004, an annual incentive compensation plan was introduced to all employees based on the objectives previously discussed.  Payments under this plan are determined based on the Company's performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives.  The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the company's success.  Seventy percent of the executive's bonus is determined by corporate results and thirty percent is based on individual performance.

Equity Participation

The Board believes that all employees should have a stake in Norsat's future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and the Committee reviews and recommends to the Board the allocation of such grant to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company's performance.

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

The Company has entered into an employment agreement with Mr. William Coyne dated May 16, 2005 pursuant to which he acts as the Company's Chief Executive Officer, effective May 16, 2005.  The agreement is for an indefinite period.  Mr. Coyne receives an annual base salary of US$200,000 plus benefits totalling approximately $20,000, and is entitled to participate in the Company's bonus program.  If Mr. Coyne's employment is terminated without cause, he will receive ten (10) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Coyne's incentive stock options will continue to vest and he will be entitled to exercise them for a period of two years from the date of his termination.

The Company entered into an employment agreement with Mr. William Comerford dated August 8, 2005, pursuant to which he acts as the Company's Senior Vice President of Global Sales, effective August 8, 2005. The agreement is for an indefinite period. Mr. Comerford receives an annual base salary of US$175,000 (with no benefits) and is entitled to participate in the Company's bonus program.  If Mr. Comerford's employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company entered into an employment agreement with Mr. George Dorin dated September 28, 2005, pursuant to which he acts as the Company's Chief Financial Officer, effective September 28, 2005. The agreement is for an indefinite period. Mr. Dorin receives an annual base salary of $160,000 plus benefits totalling approximately $24,000 and is entitled to participate in the Company's bonus program.  If Mr. Dorin's employment is terminated without cause, he will receive six (6) months of his annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.

The Company has entered into an employment agreement with Dr. Amiee Chan dated April 5, 2004 pursuant to which she acts as the Company's Vice President of Operations, effective April 5, 2004.  The agreement is for an indefinite period.  Dr. Chan receives an annual base salary of $150,000 plus benefits totalling approximately $15,000, and is entitled to participate in the Company's bonus program.  If Dr. Chan's employment is terminated without cause, she will receive six (6) months of her annual compensation, plus one month for each year of service, in lieu of notice of termination of employment.  Upon termination of her employment, Dr. Chan's incentive stock options will continue to vest and she will be entitled to exercise them for a period of two years from the date of her termination.

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

B.

Related party transactions

Reference is made under "Item 8 Financial Information", specifically note 17.

C.

Interests of experts and counsel

Not applicable.

45

8.

Financial Information

A.

Consolidated Financial Statements

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

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

The Company's audit committee is composed of three non-management directors who are appointed by the Board of Directors annually.  The committee meets periodically with the Company's management and independent auditors to review financial reporting matters and internal controls and to review the consolidated financial statements and the independent auditors' report.  The audit committee reported its findings to the Board of Directors who have approved the consolidated financial statements.

The Company's independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

/s/ William Coyne	/s/ George Dorin
William Coyne	George Dorin
President and Chief Executive Officer	Chief Financial Officer

AUDITORS' REPORT

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

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

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

Earnings (loss) per share - basic and diluted
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

(b)

Stock-based compensation:

Effective January 1, 2002 the Company adopted the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants ("CICA") section 3870, "Stock-Based Compensation and Other Stock-Based Payments", for stock-based payments to non-employees.

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

51

2.

Significant accounting policies (continued):

(b)

Stock-based compensation (continued):

If compensation cost for the Company's employee awards issued during the year ended December 31, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net loss for the year ended December 31, 2005 would have increased by $48,875 to $5,938,173 and net earnings per common share would remain unchanged. Comparatively If compensation cost for the Company's employee awards issued during the year ended December 31, 2002 had been determined based on the fair value method at the applicable grant dates, the Company's pro forma net earnings for the year ended December 31, 2004 would have decreased by $48,875 to $1,104,463 and net earnings per common share would remain unchanged.

The weighted average fair value of options granted during 2002 was $0.90.  The fair value of options was determined using the Black-Scholes option pricing model assuming an average option life of three years, no dividends, expected annual volatility of 93%, and risk-free interest rates of 3%.

The Company's stock-based compensation plan is described in note 10(d).

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

Revenue that has been paid but does not yet qualify for recognition under the Company's policies are reflected as deferred revenue.  As at December 31, 2005, the Company has $398,337 (2004 - $73,271) of deferred revenue.

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

The calculation of assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options.   Where its effect was anti-dilutive, assumed exercise of those particular stock options were not included.  The calculation of assumed exercise of stock options and warrants exclude all anti-dilutive options and warrants.  These are options and warrants that would not be recognized because their exercise price is higher than the average market price of the Company's common share for each of the periods shown in the table.

The calculations also do not include assumed conversion of the convertible long-term debt, as its effect would be anti-dilutive.

The 2003 & 2005 balances do not include any assumed conversions as net losses were reported for this period and therefore their effect would be anti-dilutive.

54

2.

Significant accounting policies (continued):

(j)

Use of estimates:

The preparation of consolidated financial statements requires the Company's management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, and provisions for warranties and contingencies.  Actual amounts may ultimately differ from these estimates.

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

(b)

Credit Facility:

The Company has a credit facility with a major Canadian financial institution.   The facility includes a line of credit in the amount of $700,000 available through cash or letters of credit or letters of guarantee.  The facility bears interest at prime plus 1.75% per annum.  The security under this facility consists of a first security interest over all of the Company's assets.  The lender may cancel the credit facility at any time.  The Company is currently unable to access this facility, as it is not in compliance with one of the three required covenants. As at December 31, 2005 no amounts have been drawn under this facility. (December 31, 2004 -nil)

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

7.

Goodwill:

Goodwill relating to the Company's microwave products operating segment was written off during the year, (2004 - $440,095). The goodwill relates to a business line no longer being serviced.

8.

Technology Partnerships Canada funding:

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada ("TPC") whereby TPC would provide funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal ("SIT") technology development project to a maximum cumulative funding amount of $9,379,700.

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

•

otherwise on December 31, 2011.

During 2004 the Company recognized TPC funding in the amount of $620,000 (2003 - 667,467) representing the final funding under the Company's amended agreement.  Cumulative funding as at December 31, 2004 was $9,999,700 (2003 - $9,379,700) of which $102,527 was included in accounts receivable.

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

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder's option at any time.  At March 28, 2002, the market price of the Company's common shares was US$1.64 per share.

The Company is allowed to force the conversion of the notes into common shares of the Company if the shares

58

trade above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totalled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.  At December 31, 2005 the share purchase warrants remain unexercised (note 10(e)).  The Company's effective interest rate under this financing is approximately 16%.

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

(c)

Stock option plan:

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,306,505 common shares have previously been issued.  The plan provides for the granting of stock options at the fair market value of the Company's shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

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

67

14.

Segmented and other information:

The Company's two business segments are:  Microwave and Satellite Systems.

The Microwave segment supplies satellite signal receivers, transmitters and other ground station products.  During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting ("DVB") Data Hub Systems to also include portable satellite terminals.  The segment was renamed to Satellite Systems.

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

The Company's long-term debt is also a financial instrument.  The carrying value of this instrument approximates its fair value.  Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

Interest on the Company's long-term debt is based on a fixed rate.  This exposes the Company to market value risk.  The Company has not entered into any derivative agreements to mitigate this risk.

(b)

Concentration of credit risk:

The Company revenues are dependent on customers in the satellite communication industry. As these sales are geographically dispersed and among a large number of customers, concentration of credit risk is considered to be limited.

(c)

Exchange risk:

The Company is exposed to currency exchange risk as a result of its "sales" and "cost of sales" being predominately denominated in United States dollars.  To manage its exchange risk, the Company has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

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

During 2005, Norsat International Inc. paid $22,637 GBP ($45,842 CDN Equivalent) to a legal firm based in London, England for corporate legal services specific to the Company's UK Subsidiary. A director of the Company is a partner in the UK firm.

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

71

22.

Reconciliation to United States accounting principles:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP").

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

 (c)

Income taxes:

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders' equity under US GAAP.

(d)

Stock-based compensation:

The Company has granted stock options to certain directors and employees for services provided to the Company.  The Company, for US GAAP purposes, has elected under Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation" to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations.  As fixed options are granted at exercise prices based on the market value of the Company's share at the date of grant, no adjustment for compensation expense is required.  Awards granted where vesting is contingent on the Company's share price are treated as variable awards.  The measurement date is the date the contingency is met.  Compensation expense is recognized when it is probable that the performance criteria will be met and is re-measured at each reporting date until the measurement date, with the amount equal to be the excess of the then fair value of the underlying common stock over the exercise price with changes in value recognized in the determination of income.

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

76

22.

Reconciliation to United States accounting principles (continued):

(h)

Pronouncements:

FASB issued a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)").  SFAS No. 123(R) requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award.  The compensation cost is to be recognized over the service period, which is determined by the vesting period.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.

23.

Subsequent event:

On February 16, 2006, the Company's Board of Directors approved the terms of a private placement financing for gross proceeds of approximately US$3 million. The private placement was subject to regulatory approval and the Company closed the private placement on March 6th 2006. The private placement called for the sale of 1,021,744 units at US$3.00 per unit. Each unit consists of four common shares and three common share purchase warrants each convertible into one common share at an exercise price of US$0.75 and a term to maturity of two years.

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

B.     Significant Changes

Significant changes since year-end to March 22, 2005 include:

On February 16, 2006, the Company's Board of Directors approved the terms on a private placement financing for gross proceeds of approximately US$3 million. The private placement is subject to regulatory approval, and  closed on March 6, 2006 . The private placement included the sale of 1,021,744 units at US$3.00 per unit. Each unit consists of four common shares and three common share purchase warrants. Each warrant has an exercise price of US$0.75 and a term of two years.

9. The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the OTC Bulletin Board under the symbol NSATF.

The high and low sales prices (in Canadian dollars) for the Company's common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

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

Additional Information

A.

Share capital

Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 10. Share Capital.

B.

Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act (the "Act") of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the "Memorandum") and our articles (the "Articles") were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000.

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

Number of Shares Required for a Director's Qualification

Our Articles do not provide for a requirement of shares for a director's qualification.

Share Capital

The authorized share capital of our Company consists of 75,000,000 Common Shares.

Common Shares

The Holders of our Common Shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per Common Share and, upon dissolution of the Company, to receive the remaining property and the assets of the Company available for distribution.

Dividend Record

Our Company has not paid any dividends during the past eight years. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company's earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

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

Change of Control

No provisions of the Company's Articles exist that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

No provision of the Company's Articles imposes any requirements on shareholders requiring share ownership to be disclosed. The securities laws of the Company's home jurisdiction require disclosure of shareholdings by: (a) persons who are directors or senior officers of the Company; and (b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control over securities of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding voting securities.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

Reference is made under Exhibit 4.1 "Employment Contract between Norsat International and Bill Coyne/George /Bill Comerford. (contracts to be appended)

D.

Exchange controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Registrant's common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Registrant) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the common shares of the Registrant.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at certain of the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, NY 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval

(SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system. We ''incorporate by reference'' information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc., 300-4401 Still Creek Drive, Burnaby, British Columbia, Canada V5C 6G9 Attention Corporate Secretary.

I.

Subsidiary Information

Reference is made under "Item 4c. Organization Structure".

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

During 2005 the Canadian dollar strengthened by approximately 6% year-over-year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company's financial results is reflected in the Statement of Operations and the Balance Sheet.

Foreign Exchange Effect on Income Statement.  The Company's "Sales" and "Cost of Sales" are predominately denominated in U.S. dollars and the Company's "Operating Expenses" are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in Net Income. Based on 2005 revenues, a one-cent change in the Canadian dollar will affect Revenue by approximately $200,000 and net income by approximately $90,000.

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

16.

[Reserved]

A.

Audit Committee Financial Expert

Reference is made under "Item 6-C - Board Practices".  Norsat's Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. James Sharpe has been determined to be such audit committee financial expert.  The commission has indicated that the designation of Mr. Sharpe as an audit committee financial expert does not make Mr. Sharpe an "expert" for any other purpose, impose any duties, obligations or liability on Mr. Sharpe that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Check with Jim on this

B.

Code of Ethics

Norsat's Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat's principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investor Information, Corporate Governance, Charters and Policies.

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

D.

Exemptions from the listing standards for Audit Committees

Not applicable

PART III

17.

Financial Statements

Reference is made under Item 8 "Financial Information".

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

Norsat International Inc.
(Registrant)
"George Dorin"
Date:	April 5, 2006	George Dorin, Chief Financial Officer

Exhibit 4.1 to 20-F submission for Norsat International Inc.

THIS EMPLOYMENT AGREEMENT, dated as of May 5, 2005, is made between Norsat International Inc., a company incorporated under the laws of British Columbia ("Norsat") and Bill Coyne (the "Executive").  The agreement supersedes all other previous agreements between Norsat and the Executive.

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat's offer of employment as President & C.E.O, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its President & C.E.O., effective May 16, 2005.

1.2

Norsat may, by mutual agreement, change the position in which the Executive is employed.

1.3

The Executive will report to the Board of Directors (the "Board") of the Company.

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

2

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of $200,000.00 (U.S.).

The Executive shall be entitled to participate, at the President level, in any bonus, profit sharing and incentive compensation programs established by Norsat in the future.

2.2

Bonus

(a)

The Executive shall be entitled to participate, at the President level, in any bonus, profit sharing and incentive compensation programs established by the Company.

(b)

A specific bonus program for the Executive will be designed by the parties and will be documented in a definitive amendment to this agreement,which the parties agree will occur within 60 days of the date hereof.  Any bonus program for the Executive will be subject to the approval of such program by the compensation committee of the Board.

2.3

Stock Options

On May 2, 2005, the Company shall grant the Executive, an option to purchase 100,000 common shares in the capital stock of the Company. These options will have an exercise price of $0.69 (U.S.), and will vest annually over three years, in accordance with the Company's Employee Stock Option Plan.

2.4

The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

2.5

The Executive shall be entitled to receive a monthly car allowance of $600.00 (U.S.).

2.6

Norsat shall reimburse the Executive for all reasonable and customary business expenses incurred by him in the performance of his duties hereunder, provided that the Executive shall submit vouchers and other supporting data to substantiate the amount of said expenses in accordance with Norsat's corporate policies as implemented from time to time.

2.7

The Executive shall be entitled to four (4) weeks of vacation each calendar year to be taken at such times as are reasonably acceptable to Norsat.

2.8

Norsat operates a RRSP program executed by matching employee contributions to a Group RRSP plan under Company administration.  Norsat will continue to enhance the

3

Executive's contributions (providing the Executive is contributing a minimum of 2% of his annual salary) by contributing 5% of paid semi-monthly earned income - such company contribution not to exceed the annual limits established by Revenue Canada.

3.

CONFIDENTIAL INFORMATION

3.1

Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called "Confidential Information") disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall ~~neither~~ not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or following the termination thereof. The foregoing shall not prevent the Executive from using or disclosing any portion of the Confidential Information which:

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

3.2

The Executive acknowledges and covenants to observe and be bound by the terms of Norsat's Employment Internet and E-Mail Usage Policy, a copy of which is attached hereto as Appendix "A", Norsat's Employee Agreement Respecting Confidentiality and Intellectual Property as Appendix "B": and Agreement to Assign Inventions and Norsat's Insider Trading Policy as Appendix "C" which form a part of this Agreement.

4

4.

UNFAIR COMPETITION

4.1

The Executive covenants and agrees that he will not~~,~~  during the term of this agreement and for a period of one year following the date of termination of this Agreement, directly or indirectly,

(a)

be connected as an officer, employee, consultant, owner, partner or otherwise of any business within Canada or the United States that directly or indirectly competes with the business carried on by Norsat or any of its associated, affiliated or subsidiary entities;

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

4.2

The Executive confirms and agrees that the covenants and restrictions contained in the preceding Article 4.1, are reasonable and valid and that Norsat would suffer irreparable injury in the event of any breach of the Executive's obligations therein. Accordingly, the Executive acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that Norsat shall be entitled to obtain, in addition to any other remedy at law or equity, temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach.

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

5

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

5.

TERMINATION

5.1

Apart from any separation pursuant to Article 4.1 above, ~~T~~the Executive may terminate his employment by giving four weeks of written notice to Norsat. On receipt of such notice, Norsat may waive the notice period in whole or in part, and set an earlier date on which the Executive's resignation shall become effective. In such case, Norsat will compensate the Executive for the balance of the resignation notice.

5.2

Apart from any separation pursuant to Article 4.1 above, Norsat may terminate the Executive's employment forthwith in the event of Just Cause for dismissal, in which case the Executive is not entitled to notice or payment in lieu thereof.  When used in this Agreement, the term "Just Cause" ~~means~~ includes a) the Executive's failure to perform his employment duties hereunder after reasonable notice to the Executive by the Board, specifying such failure and providing the Executive with a reasonable opportunity to cure such failure given the content of the circumstances, as determined by the Board in the exercise of its reasonable discretion, b) the Executive's breach of covenants or agreements contained in this Agreement, the Proprietary Rights Agreement, or any of the other material agreement or undertaking of the Executive, c) the Executive's commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of Norsat, d) any act of the Executive against Norsat intended to enrich the Executive in derogation of his duties to Norsat, or e) any wilful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of Norsat.

5.3

Apart from any separation pursuant to Article 4.1 above, and in~~In~~ the absence of Just Cause, Norsat may terminate the Executive's employment in accordance with the terms outlined in the Severance Agreement (Appendix "D").

6.

MISCELLANEOUS

6.1

This Agreement shall be interpreted in accordance with and governed by the laws of the Province of British Columbia.

6

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

NORSAT INTERNATIONAL INC. By: Authorized Signatory

EXECUTED by BILL COYNE	) ) )
)
in the presence of :	)
)
)
Signature	)
)
)
Print Name	)
	)	BILL COYNE

7

APPENDIX

SEVERANCE AGREEMENT

1.1

If Norsat terminates the Executive other than for just cause, Norsat shall give the Executive ~~_______~~ ten months notice, (based on the Executive's base salary at the time of termination), plus a further month of notice, (based on the Executive's base salary at the time of termination), for each full year of service - and prorated if notice of termination is given during a partial year of service - that the Executive has with Norsat, up to a maximum of 24 months.   "Base salary", for the purposes of this agreement, is not reflective of any salary reductions, whether short-or long-term, i.e. salary reductions will have no effect on the Executive's severance. Base salary does not include any bonus or other performance incentive compensation to which the Executive may be entitled.

1.2

Upon receipt of written termination:

Stock options allocated to the Executive will vest immediately on the date on which he is given notice of termination and he will have two years from the date on which he is given notice of termination within which to exercise the stock options.

1.3

The Executive will also be entitled to the extended vesting and exercise periods set out in paragraph 1.2 if he subsequently resigns from Norsat.

1.4

In addition, the Company will arrange for the Executive to be provided with outplacement services up to $10,000 (U.S.).  Payment will be made directly to the firm providing the service.

Signed:
Date:
Witnessed by:
Signed:
Date:

Exhibit 4.2 to 20-F submission for Norsat International Inc.

different from a person or a group of persons holding this right immediately prior to such transaction (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company);

(iv) a direct or indirect sale or other transfer of all or substantially all of the assets of the Company to a person or a group of persons different from a person or a group of persons holding those assets immediately prior to such transaction (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company); or

(v) a complete liquidation, dissolution or winding-up of the Company;

provided, however, that (A) a Change in Control will not be deemed to have occurred if such Change in Control results solely from the issuance, in connection with a *bona fide* financing or series of financings by the Company, of voting securities of the Company or any rights to acquire voting securities of the Company which are convertible into voting Securities, and (B) a Change of Control will also include the execution by the Company of an agreement which, if carried out, would result in the occurrence of an event or transaction or series of events or transactions referred to in subsections (i), (ii), (iii), (iv) or (v) above.

(b) "**Good Reason**" means one or more of the following events occurring without your consent:

(i) termination of your employment without cause;

(ii) any material adverse change to your status, position, authority or responsibilities in effect under this Agreement;

(iii) any material reduction in incentives, health benefits, bonuses or other compensation plans, practices, policies or programs provided to you in the aggregate under this Agreement;

(iv) an assignment to you of any duties inconsistent with your status as an executive of the Company;

(v) any action or inaction by the Company that constitutes constructive dismissal at common law;

(vi) any failure to secure the agreement of any successor to fully assume the Company's obligations under this Agreement;

(vii) a direct or indirect sale or other transfer of all or substantially all of the assets of the Company; or

(viii) any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Company that does not involve continuation of the Company in another form.

(g) "**Commencement Date**" means October 1, 2005.

(h) "**Competitive Business**" means any business operation, whether a partnership, proprietorship, joint venture, company or otherwise that is in the business of discovering, developing, commercializing and/or marketing products or that are substantially similar to any of the Products, or provides consulting, maintenance, support or training services that are competitive with the consulting, maintenance, support or training services provided by the Company.

(i) **"Company"** means Norsat International Inc., a company incorporated under the laws of British Columbia with a head office at 300 – 4401 Still Creek Drive, Burnaby, British Columbia, V5C 6G9, and includes subsidiaries or affiliates of the Company where used in the context of Confidential Information or intellectual property protection.

(j) **"Confidential Information"** "Confidential Information" includes any of the following:

(i) any and all versions of the software and related documentation owned or marketed by the Company, as well as the software and documentation owned by the Company's suppliers and used internally by the Company, including all related algorithms, concepts, data, designs, flowcharts, ideas, programming techniques, specifications and source code listings;

(ii) all Developments (as defined below);

(iii) information regarding the Company's business operations, methods and practices, including marketing strategies, product pricing, margins and hourly rates for staff, and information regarding the financial affairs of the Company;

(iv) the names of the Company's clients and the names of the Company's business partners and suppliers of computer services and software to the Company, and the nature of the Company's relationships with these clients, partners and suppliers;

(v) technical and business information of or regarding the clients of the Company obtained in order for the Company to provide such clients with training services and software products and services, including information regarding the data processing requirements and the business operations, methods and practices and product and training plan of such clients; and

(vi) any other trade secrets or confidential or proprietary information in the possession or control of the Company,

but does not include information which is or becomes generally available to the public through no fault of your own or which you can establish, through written records, was in your possession prior to its disclosure to you as a result of your work for the Company.

(k) **"Developments"** includes all:

(i) Products, software, documentation, research, data, designs, reports, flowcharts, training kits and other training materials, trade-marks, specifications and source code listings, and any related works, including any enhancements, modifications or additions to the Products owned, licensed, sold, marketed or used by the Company;

(ii) copyrightable works of authorship including, without limitation, any technical descriptions for Products, user guides, illustrations and advertising materials; and

(iii) inventions, devices, integrated circuit topographies, discoveries, concepts, ideas, algorithms, formulae, know-how, processes, techniques, systems, methods, operating capabilities and improvements, whether patentable or not, developed, created, generated or reduced to practice by you, alone or jointly with others, during your employment with the Company or which result from tasks assigned to you by the Company or which result from the use of the premises or property (including equipment, supplies or Confidential Information) owned, leased or licensed by the Company.

(l) **"Parties"** means, collectively, you and the Company, and for clarity, a **"Party"** means any one of the Parties.

(m) **"Person"** means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or company with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency or entity however designated or constituted.

(n) **"Products"** means (i) software, hardware, services and training relating to intelligent satellite solutions that enable the transmission of data, audio and video via satellite and include, without limitation, microwave components and portable satellite systems; (ii) any intellectual property or assets owned, licensed, sold, marketed or used by the Company in connection with the Business, including enhancements, modifications, additions or other improvements to such intellectual property or assets; and (iii) any other products and services that the Company discovers or develops during your employment.

## 2. Employment

The terms of your employment will be as follows:

(a) **Position and Responsibilities:** You will be employed by the Company in the position of Chief Financial Officer reporting to the Chief Executive Officer (the "**CEO**"). You will perform or fulfil the duties and responsibilities and exercise the powers that are normally performed, fulfilled or exercised by an executive of a public technology company, subject to applicable laws. You will also perform or fulfil the duties and responsibilities that the CEO may reasonably prescribe from time to time. You will at all times conform to the reasonable and lawful instructions and directions of the CEO and his or her designates.

(b) **Scope of Duties:** During your employment you will devote the whole of your time, attention and abilities to your duties. You agree to give the Company the full benefit of your knowledge, expertise, skill and ingenuity. You will adhere to all applicable policies of the Company and exercise the degree of care, diligence and skill that a prudent executive would exercise in comparable circumstances.

(c) **Base Compensation:** You will receive a base salary in the amount of $160,000 per annum, less statutory and other required deductions, paid to you on a bi-weekly basis in arrears ("**Base Salary**"). Your Base Salary will be reviewed by the Board from time to time.

(d) **Discretionary Bonus Compensation**: You may be eligible for an annual performance-based bonus to be determined by the Board in its sole and absolute discretion.

(e) **Stock Option Plan**: You may receive an option to purchase shares in the capital stock of the Company in such amounts and at such prices as determined by the Board in its sole and absolute discretion and subject to the rules and regulations of the applicable stock exchanges, the terms and conditions of the Employee Stock Option Plan, and any additional terms and conditions stipulated by the Board.

(f) **Vacation Entitlement:** You will receive paid vacation in the amount of four weeks per annum, pro-rated for any partial year of employment. Your vacation must be taken at a time or times acceptable to the Company and in accordance with the Company's vacation policy in effect from time to time.

(g) **Benefits:** After the prescribed qualifying period, if any, you will be eligible to participate in applicable employee benefits plans as are in effect from time to time, subject to the terms of such plans (the "**Employee Benefits**").

(h) **Business Expenses:** The Company will reimburse you for all authorized travelling and out-of-pocket expenses actually, exclusively and necessarily incurred by you in connection with your duties under this Agreement, provided that you first furnish statements with accompanying receipts or vouchers for all such expenses to the Company and otherwise comply with the Company's Expense Policies as in effect from time to time.

3. **Obligations of Employment**

In addition to your employment obligations at common law, you covenant and agree as follows:

(a) **Loyalty to the Company:** Throughout your employment you will well and faithfully serve the Company and use your best efforts to promote the Business of the Company. You will act honestly and in good faith in the best interests of the Company.

(b) **Business of the Company:** You will not, during your employment with the Company, engage in any business, enterprise or activity that is contrary to or detracts from the due performance of the Business of the Company. You will not engage in any other employment without the written consent of the Company. The Company consents to you holding board appointments on the following conditions: you will obtain the consent of the Company, your engagement will not affect your duties or obligations to the Company, and your engagement will not in any way assist a Competitive Business or create a conflict of interest, whether actual, potential or perceived.

(c) **No Personal Benefit:** You will not receive or accept for your own benefit, either directly or indirectly, any commission, rebate, discount, gratuity or profit from any Person having or proposing to have one or more business transactions with the Company, without the prior approval of the Board. You will comply with the Company's Code of Ethics and Insider Trading policies as in effect from time to time.

(d) **Business Opportunities:** During your employment you will communicate and channel to the Company all knowledge, business and customer contacts and any other information that could concern or be in any way beneficial to the Business of the Company. Any such information communicated to the Company as aforesaid will be and remain the property of the Company notwithstanding any subsequent termination of your employment.

(e) **Return of Company Property:** Upon termination of your employment, you will promptly return to the Company all Company property including all written information, tapes, discs or memory devices and copies thereof, and any other material on any medium in your possession or control pertaining to the Business of the Company, without retaining any copies or records of any Confidential Information whatsoever. You will also return any keys, pass cards, identification cards, equipment or other property belonging to the Company.

(f) **Pre-existing Obligations:** You are hereby requested and directed by the Company to comply with any existing common law, contractual or statutory obligations to your former employer and to any other Person. The Company is not employing you to obtain the confidential information or business opportunities of your former employer or any other Person.

4. **Confidential Information**

(a) **Non-Disclosure of Confidential Information:** At all times during your employment and subsequent to the termination of your employment with the Company, you will keep the Confidential Information in strictest confidence and trust. You will take all necessary precautions against unauthorized disclosure of the Confidential Information, and you will not directly or indirectly disclose, allow access to, transmit or transfer the Confidential Information to a third party, nor will you copy or reproduce the Confidential Information except as may be reasonably required for you to perform your duties for the Company.

(b) **Restricted Use of Confidential Information:**

(i) At all times during and subsequent to your employment with the Company, you will not use the Confidential Information in any manner except as reasonably required for you to perform your duties for the Company.

(ii) Without limiting your obligations under subsection 3(a), you agree that at all times during and subsequent to your employment with the Company, you will not use or take advantage of the Confidential Information for creating, maintaining or marketing, or aiding in the creation, maintenance or marketing, of any product or service which is competitive with any Product owned or marketed by the Company.

(iii) Upon the request of the Company, and in any event upon the termination of your employment with the Company, you will immediately return to the Company all materials, including all copies in whatever form, containing the Confidential Information which are in your possession or under your control.

(c) **Ownership of Confidential Information**:

(i) You acknowledge and agree that you will not acquire any right, title or interest in or to the Confidential Information.

(ii) You agree to make full disclosure to the Company of each Development promptly after its creation. You hereby assign and transfer to the Company, and agree that the Company will be the exclusive owner of, all of your right, title and interest to each Development throughout the world, including all trade secrets, patent rights, copyrights and all other intellectual property rights therein. You further agree to cooperate fully at all times during and subsequent to your employment with respect to signing further documents and doing such acts and other things reasonably requested by the Company to confirm such transfer of ownership of rights, including intellectual property rights, effective at or after the time the Development is created and to obtain patents or copyrights or the like covering the Developments. You agree that the obligations in this section will continue beyond the termination of your employment with the Company with respect to Developments created during your employment with the Company.

(iii) You agree that the Company, its assignees and their licensees are not required to designate you as the author of any Developments. You hereby waive in whole all moral rights which you may have in the Developments, including the right to the integrity of the Developments, the right to be associated with the Developments, the right to restrain or claim damages for any distortion, mutilation or other modification of the Developments, and the right to restrain use or reproduction of the Developments in any context and in connection with any service, cause or institution.

(iv) Listed in Schedule A to this Agreement are those works and inventions created by you, alone or jointly with others, prior to your employment by the Company, which are exempt from the operation of this Agreement. If nothing is listed in Schedule A, you represent that you have made no such works or inventions as of the date of this Agreement.

(d) **Protection of Computer Systems and Software:** You agree to take all necessary precautions to protect the computer systems and software of the Company and of the suppliers and clients of the Company.

5. **Restrictive Covenants**

(a) **Non-Competition**: You agree that while you are employed by the Company, and for twelve months following the termination of your employment with the Company, without the prior written consent of the Board, you will not become engaged, directly or indirectly, as an employee, consultant, partner, principal, agent, proprietor, shareholder (other than a holding of shares listed on a stock exchange that does not exceed 2% of the outstanding shares so listed) or advisor, in a Competitive Business, anywhere in the world where the Company marketed or sold its Products or planned to market or sell its Products during the period of your employment with the Company.

(b) **Non-Solicitation of Clients:** You agree that while you are employed by the Company, and for twelve months immediately following the termination of your employment with the Company, without the prior written consent of the Board, you will not, directly or indirectly, contact or solicit any Clients of the Company for the purpose of selling or supplying to these Clients or the Company any products or services which are competitive with the products or services sold or supplied by the Company at the time of your termination. The term "**Client of the Company**" in the preceding sentence means any Person that:

(i) was a client of the Company at the time of the termination of your employment with the Company; or

(ii) the Company actively solicited within the twelve months prior to the termination of your employment.

(c) **Non-Solicitation of Employees:** You agree that while you are employed by the Company, and for 12 months after the termination of your employment with the Company, without the prior written consent of the Board, you will not directly or indirectly hire any employees of or consultants or contractors to the Company nor will you solicit or induce or attempt to induce any persons who were employees of or consultants to the Company at the time of such termination or during the 120 days immediately preceding such termination, to terminate their employment or consulting agreement with the Company.

6. **Reasonableness of the Restrictive Covenants**

You confirm that the obligations in Sections 4 and 5 are fair and reasonable given that, among other reasons:

(a) your role in the Company will expose you to Confidential Information regarding the particular requirements of the clients and the Company's unique methods of satisfying the needs of these clients, all of which you agree not to act upon to the detriment of the Company;

(b) the Company operates in a relatively small but highly competitive market;

(c) the nature of the Business is such that you could relatively easily and effectively compete with the Business from any place in the world;

(d) you will have access to confidential information of the Business, including information concerning the research and development of the Products, the Products, and prospective Products which the Company is contemplating producing, marketing, licensing or selling;

(e) the Company generally requires at least two years to research and develop a prospective product or service, during which time it is particularly vulnerable to the wrongful disclosure or misuse of any trade secrets and confidential information related to that product or service to any person or entity that produces, markets, licenses, sells or otherwise deals in products or services directly competitive with those of the Business; and

(f) you will be privy to important development work on the software owned or marketed by the Company,

and you agree that the obligations in Sections 4, 5 and 6, together with your other obligations under this Agreement, are reasonably necessary for the protection of the Company's proprietary interests. You further confirm that the geographic scope of the obligation in Section 5(a) is reasonable given the international nature of the market for the Products. You also acknowledge and agree that your obligations contained in this Agreement will not preclude you from becoming gainfully employed in a finance executive capacity or in some other capacity following a termination of your employment with the Company given your training, general knowledge and experience.

7. <u>Termination</u>

(a) **Resignation:** If for any reason you should wish to leave the Company, you will provide the Company with one month's prior written notice of your intention (the "**Resignation Period**"). The Parties hereby agree that in order to protect the Company's interests, the Company may, in its sole and unfettered discretion, waive the Resignation Period and end your employment immediately by delivering to you a written notice accompanied by payment of your Base Salary due to you during the remainder of the Resignation Period.

(b) **Termination for Cause:** The Company may terminate your employment at any time for Cause, effective upon delivery by the Company to you of a written notice of termination of your employment for Cause. You will not be entitled to receive any further pay or compensation (except for pay, if any, accrued and owing under this Agreement up to the date of termination of your employment), severance pay, notice, payment in lieu of notice, benefits or damages of any kind, and for clarity, without limiting the foregoing, you will not be entitled to any bonus or pro rata bonus payment that has not already been awarded by the Board.

(c) **Termination Without Cause:** The Company may terminate your employment at any time without cause, effective upon delivery by the Company to you of a written notice of termination of your employment, provided that in lieu of notice, the Company pays you all accrued pay to the date of termination, including accrued vacation pay and any amount to which you are entitled under the *Employment Standards Act* (British Columbia). In addition, the Company will pay to you (i) an amount equivalent to six (6) months' worth of the premium costs of your Employee Benefits, and (ii) the equivalent of six (6) month's Base Salary only, which will be paid to you in equal portions over six months on a bi-weekly basis. No further incentive pay or compensation will be payable.

(d) **Change of Control:** In the event of a Good Reason occurring within the period of twelve (12) months after a Change in Control, you may terminate your employment by providing one month's written notice to the Board. In the event of such termination, you will be entitled to:

(i) payment of any amounts or benefits accrued to the date of termination;

(ii) payment of the equivalent of six (6) month's Base Salary only, which will be paid to you in equal portions over six months on a bi-weekly basis; and

(iii) payment, in lieu of all Employee Benefits, of the equivalent cost to the Company of providing you with Employee Benefits for a period of six (6) months.

(e) **Offices and Directorships:** Upon delivery of notice of resignation or termination, regardless of the reason for or manner of termination, you agree to immediately resign any and all offices and directorships of the Company and of any of its subsidiaries or affiliates. You agree that failure to tender your resignation will amount to Cause, for which the Company may treat your employment as being terminated for after-acquired Cause.

8. **Agreement Voluntary and Equitable**

The Parties agree that they each have carefully considered and understand the terms of employment contained in this Agreement, that the terms are mutually fair and equitable, and that they each have executed this Agreement voluntarily and of their own free will.

9. **Assignment and Enurement**

You may not assign this Agreement, any part of this Agreement or any of your rights under this Agreement. This Agreement enures to the benefit of and is binding upon you and the Company and your respective heirs, executors, administrators, successors and permitted assigns.

10. **Severability**

If any provision or portion of this Agreement is determined to be invalid or unenforceable for any reason, then that provision or portion will be severed from this Agreement. The rest of this Agreement will remain in full force and effect.

11. **Entire Agreement**

This Agreement constitutes the entire agreement between you and the Company with respect to the subject matter herein and cancels and supersedes all previous invitations, proposals, letters, correspondence, negotiations, promises, agreements, covenants, conditions, representations and warranties with respect to the subject matter of this Agreement. There is no representation, warranty, collateral term or condition affecting this Agreement for which any Party can be held responsible in any way, other than as expressed in writing in this Agreement. No change or modification of this Agreement will be valid unless it is in writing and signed by both Parties.

12. **Notice**

Any notice required or permitted to be given hereunder must be in writing and will be sufficiently given or made if faxed, delivered or sent by registered mail to the address of the Parties set out below. Any notice so given will be deemed to have been given and to have been received on the day of delivery if it is a business day and otherwise on the next succeeding business day or, if mailed, on the third business day following the mailing thereof (excluding each day during which there exists any interruption of postal services due to strike, lockout or other cause). Addresses and facsimile numbers for notice may be changed by giving notice in accordance with this section.

Attn: Chief Executive Officer

Fax: 604.292.9100

Mr. George Dorin
14122 – 28A Avenue
Surrey, BC V4P 2H8

13. **Non-waiver**

No failure or delay by you or the Company in exercising any power or right under this Agreement will operate as a waiver of such power or right. Any consent or waiver by any Party to this Agreement to any breach or default under this Agreement will be effective only in the specific instance and for the specific purpose for which it was given.

14. **Survival of Terms**

The provisions of sections 1, 3(e), 4, 5, 14, 15, 16 and 17 of this Agreement will survive the termination of your employment, as well as any other provisions herein that are necessary for the post termination protection of the Company or its Confidential Information or intellectual property.

## 15. Further Assistance

The Parties will execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

## 16. Equitable Remedies

You hereby acknowledge and agree that a breach of your obligations under this Agreement would result in damages to the Company that could not be adequately compensated for by monetary award. Accordingly, in the event of any such breach by you, in addition to all other remedies available to the Company at law or in equity, the Company will be entitled as a matter of right to apply to a Court of competent jurisdiction for such relief by way of restraining order, injunction, decree or otherwise, as may be appropriate to ensure compliance with the provisions of this Agreement.

## 17. Dispute Resolution

In the event of a dispute arising out of or in connection with this Agreement, or in respect of any legal relationship associated with it or from it, which does not involve the Company seeking a court injunction or other relief as provided for in section 13, that dispute will be resolved as follows:

(a) Amicable Negotiation – The Parties agree that, both during and after the performance of their responsibilities under this Agreement, each of them will make *bona fide* efforts to resolve any disputes arising between them by amicable negotiations;

(b) Mediation – If the Parties are unable to negotiate resolution of a dispute, either Party may refer the dispute to mediation by providing written notice to the other Party. If the Parties cannot agree on a mediator within thirty (30) days of receipt of the notice to mediate, then either Party may make application to the British Columbia Mediator Roster Society to have one appointed. The mediation will be held in Vancouver, B.C., in accordance with the British Columbia International Commercial Arbitration Centre's (the **"BCICAC"**) under its Commercial Mediation Rules, and each Party will bear its own costs, including one-half share of the mediator's fees.

(c) Arbitration – If, after mediation, the Parties have been unable to resolve a dispute and the mediator has been inactive for more than 90 days, or such other period agreed to in writing by the Parties, either Party may refer the dispute for final and binding arbitration by providing written notice to the other Party. If the Parties cannot agree on an arbitrator within thirty (30) days of receipt of the notice to arbitrate, then either Party may make application to the British Columbia Arbitration & Mediation Institute to appoint one. The arbitration will be held in Vancouver, B.C., in accordance with the BCICAC's Shorter rules for Domestic Commercial Arbitration, and each Party will bear its own costs, including one-half share of the arbitrator's fees.

## 18. Conflict

In the event of any conflict between the terms and conditions of this agreement and any other agreement, the terms of this Agreement will prevail.

## 19. Governing Laws

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable in British Columbia.

## 20. Independent Legal Advice

You acknowledge that you have been given an opportunity to seek independent legal advice with respect to the terms of this Agreement prior to its execution and have been advised to do so by the Company and that you understand the terms and rights and obligations under this Agreement.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

PRIVATE AND CONFIDENTIAL

July 11,2005

Mr. Bill Comerford

billcomerford@aol.com

Dear Bill:

I am delighted to offer you the position of Senior VP-Global Sales & Marketing of Norsat International, Inc. effective from August 8, 2005.  You will be reporting directly to the CEO.

The terms are listed below:

Compensation and Incentives:

•

The salary for this position is $ 175,000.00 (USD) per annum.

•

You will receive an award of 70,000 stock options out of which 35,000 to be vested immediately and the remaining 35,000 to be vested after an year

•

You will receive full reimbursement of all expenses incurred while performing duties on behalf of Norsat International, Inc.

•

Norsat International, Inc. agrees to permit full expense reimbursement for COBRA coverage for continuation of your current health insurance plan until a suitable alternative can be obtained and also continuation of your existing life insurance under the same conditions.

Probationary Period:

Please note that your first three months of employment with Norsat International will be viewed as a mutual period of evaluation.  While we anticipate this to be a positive process, during this probationary period we assume both parties will undertake to clearly convey and resolve any concerns relating to performance, training and orientation or other related issues. At any time during the Probationary Period, the company can terminate your employment with or without cause

Termination:

After completion of 90 days of service and any time thereafter, the company may terminate your employment for cause without notice or further liability.  In the absence of cause, after completion of 90 days of service, the Company may terminate your employment at any time without further liability by providing to you only the greater of the following:

(a)

1 week's pay or 1 week's notice in lieu of pay, or a combination of 1 week's notice and pay, for each year of continuous service; or

(b)

The minimum notice or pay, or combination of notice and pay, if any, required by the provisions of the employment standards legislation that governs your employment.

In the event of termination, with or without cause, the terms of the stock option agreement you sign will govern the disposition of all stock options to which you are entitled.   Entitlement to further vesting of options ceases on the effective date of termination.

Benefits:

Subject to the terms of the plans, you will be eligible to participate in the Norsat's Employee Benefit Programs.  You will be entitled to four weeks annual vacation based on your start date.

Confidentiality Agreement:

This offer is subject to your signing the enclosed "Employee Agreement Respecting Confidential and Intellectual Property" and your acceptance of the offer below. In accepting this offer, you agree that you will not disclose, either during or after your employment with the company, any confidential information; client lists, pricing data and information regarding customer operations obtained as a result of your employment.

If these terms are understood and agreed to by you, please complete the "Acceptance" section of this letter, sign/date and return one copy of the letter with a signed copy of the confidentiality agreement either in person, by mail, courier or fax to:

Bill Coyne

President & CEO

Norsat International Inc.

300 - 4401 Still Creek Drive

Burnaby, BC    V5C 6G9

Fax: 604-292-9107

In anticipation of your acceptance, we look forward to having you join us as part of the Norsat team.

If you have any questions in the meantime, please do not hesitate to contact me.

Yours truly,

NORSAT INTERNATIONAL INC.

Bill Coyne, President & CEO

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

Date:	March 31, 2006	“William Coyne”
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

Date:	March 31, 2006	“George Dorin”
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

Date:	March 31, 2006	“William Coyne”
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

Date:	March 31, 2006	“George Dorin”
George Dorin
Chief Financial Officer