Form 20-F/A
period 2005-12-31
NORSAT INTERNATIONAL INC /
filed 2006-11-16
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Amendment No .2

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2005
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

Norsat International Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

110 – 4020 Viking Way, Richmond, BC, Canada V6V 2N2

(Address of principal executive offices)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes___

No_X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes___

No_X_

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section13 or 15(d) of the Securities Exchange Act of 1934 from their obligation under those Sections.

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

Non-accelerated filer_X_

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  [   ]  Yes [   ]  No

2

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment”) is being filed solely to restate the consolidated financial statements for the fiscal year ended December 31, 2005 which was filed on April 6, 2006 and as a result we are updating the Item 8 “Financial Information”, Part I. The restatement has no impact on the consolidated financial statements under Canadian GAAP other than note 22 “Reconciliation to United States accounting principles” (note 22 and 24 under Item 8) and note 1 “Nature of Business and Basis of Presentation”.

The amendment does not revise any other information presented in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005 as originally filed. In connection with this Amendment No. 2, the Company is including the certifications required by Rule 13a-14(a) of the Security and Exchange Act of 1934, as amended.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way, other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of December 31, 2005.

3

PART I

8.     Financial Information

A.    Consolidated Financial Statements (Restated)

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements (Restated)

(Years ended December 31, 2005, 2004 and 2003)

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying restated consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The restated consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position and operating results of the Company.

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

The Company’s independent auditors, Ernst & Young LLP, have audited the restated consolidated financial statements and their report follows.

Amiee Chan	Cathy Zhai
President and Chief Executive Officer	Chief Financial Officer

AUDITORS’ REPORT

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheet of Norsat International Inc. as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year ended December 31, 2005. These restated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these restated financial statements based on our audits.

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

In our opinion, these restated consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with Canadian generally accepted accounting principles.

The comparative figures for the preceding years ended December 31, 2004 and 2003 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 11, 2005.

As described in Note 22 and Note 24, the accompanying financial statements of the Company as at December 31, 2005 and for the year then ended have been restated. We therefore withdraw our previous report dated March 6, 2006.

Vancouver, Canada

March 6, 2006 (except as to Notes 1, 22 and 24

Chartered Accountants

which is as of November 10, 2006)

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 6, 2005 (except as to Notes 1, 22 and 24 which are as of November 10, 2005) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

Ernst & Young LLP

November 10, 2006

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(See Note 1 - Nature of Business and Basis of Presentation)

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

“ Ugo A. Doninelli”

“James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

(See Note 1 - Nature of Business and Basis of Presentation)

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Sales	$18,116,470	$17,520,675	$12,980,269
Cost of sales	9,992,401	9,595,855	9,292,628
	8,124,069	7,924,820	3,687,641
Expenses:
Selling, general and administrative	9,621,993	5,251,451	5,744,876
Product development	2,275,766	1,494,756	3,313,171
Technology Partnerships Canada funding (note 8)	-	(620,000)	(667,467)
Amortization	625,814	621,220	1,101,998
Restructuring charge (note 11)	-	-	1,232,680
	12,523,573	6,747,427	10,725,258
Earnings (loss) from continuing operations before
Other expenses and income taxes	(4,399,504)	1,177,393	(7,037,617)
Other expenses (note 19)	1,488,003	753,515	1,077,871
Earnings (loss) from continuing operations before
income taxes	(5,887,507)	423,878	(8,115,488)
Income tax expense (recovery) (note 12)	1,791	(5,344)	53,241
Earnings (loss) from continuing operations	(5,889,298)	429,222	(8,168,729)
Recovery (loss) from discontinued
operations (note 13)	-	724,116	(76,295)
Net earnings (loss)	(5,889,298)	1,153,338	(8,245,024)
Deficit, beginning of year	(35,934,407)	(37,087,745)	(28,842,721)
Deficit, end of year	$(41,823,705)	$(35,934,407)	$(37,087,745)
Earnings (loss) per share – basic and diluted
(note 2(i)):
Continuing operations	$(0.14)	$0.01	$(0.23)
Discontinued operations	$-	$0.02	$-
Net earnings (loss)	$(0.14)	$0.03	$(0.23)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(See Note 1 - Nature of Business and Basis of Presentation)

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

1.

Nature of Business and Basis of Presentation:

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $41,823,705 as at 31 December, 2005. Consequently, there is substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of convertible debt and equity financings. However, there are no assurances that any additional equity or debt financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There is no assurance that the Company will be successful in achieving these goals.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

5.

Inventory:

	2005	2004
Parts and supplies	$1,881,962	$1,093,876
Work-in-process	255,069	78,026
Finished goods	1,836,775	2,261,253
Balance, end of year	$3,973,806	$3,433,155

6.

Property and equipment:

		Accumulated	Net book
2005	Cost	amortization	value
Equipment and software	$8,513,655	$8,122,185	$391,469
Furniture and fixtures	1,054,030	875,863	178,167
Leasehold improvements	682,041	538,178	143,864
	$10,249,726	$9,536,226	$713,500

		Accumulated	Net book
2004	Cost	amortization	value
Equipment and software	$8,273,534	$7,665,354	$608,180
Furniture and fixtures	1,010,747	801,265	209,482
Leasehold improvements	682,041	450,436	231,605
	$9,966,322	$8,917,055	$1,049,267

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

Options outstanding and exercisable at December 31, 2005 totaled 2,209,233 (2004 - 1,829,300; 2003 – 1,543,017) and have a weighted average exercise price of $1.96 (2004 - $2.36; 2003 - $2.83).

(d)

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

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

2005	2004	2003		Exercise price
	Number of warrants			per share	Expiry date
-	-	3,581,001	US$	0.42	2004
-	50,000	50,000	US$	1.70	2005
-	560,000	560,000		$1.50	2005
1,330,000	1,330,000	1,330,000	US$	1.00	2006
1,206,811	1,206,811	-		$1.09	2009
2,536,811	3,146,811	5,521,001

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

(b)

Loss carry forwards and investment tax credits:

At December 31, 2005, the Company has approximately $33,393,000 of non-capital loss carry forwards available until 2015 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $980,000 available to reduce Canadian federal taxes payable.  The amounts expire as follows:

Year of	Non-capital	Investment
Expiry	loss carry forwards	tax credits
2006	$2,988,000	$19,000
2007	9,872,000	18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	7,416,000	-
2011	-	192,000
2012	-	313,000
2013	-	300,000
2015	4,034,000	-
	$33,393,000	$980,000

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

$

3,769,644

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
Non-cash transactions:
Value assigned to common shares and
warrants issued, net of cash acquired:
Issue of common shares for
settlement of debt	-	-	-
Issue of common shares and
warrants for financing services	-	-	-
Reclassification of exercised warrants
from contributed surplus to share capital	-	115,990	-

19.

Other expenses:

	2005	2004	2003
Net interest and bank charges	$204,029	$314,890	$264,813
Interest - non-cash	261,100	330,046	299,785
Foreign currency loss (gain)	249,181	110,990	231,823
Loss (gain) on disposal of property and equipment	-	(2,411)	281,450
Write off of goodwill (note 7)	440,095	-	-
Change in conversion price (note 9(b))	374,818	-	-
Other	(41,220)	-	-
	$1,488,003	$753,515	$1,077,871

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

22. Reconciliation to United States accounting principles (Restated):

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
	(Restated)
Earnings (loss) from continuing
operations under Canadian GAAP	$(5,889,298)	$429,222	$(8,168,729)
Write-down of property and equipment (b)	-	-	270,091
Beneficial conversion feature (e)	(74,432)	-	-
Goodwill (a)	(337,000)	-	-
Deferred Financing Costs (e)	(70,669)	-	-
Long-term debt (e)	(39,086)	342,505	538,424
Employee stock-based compensation (d)	621,681	125,693	11,367
Earnings (loss) from continuing
operations according to US GAAP	(5,788,804)	897,420	(7,348,847)
Recovery (loss) from discontinued operations	-	724,116	(76,295)
Total comprehensive earnings (loss)
according to US GAAP	$(5,788,804)	$1,621,536	$(7,425,142)
Basic and diluted net earnings (loss)
per share from continuing operations
according to US GAAP	$(0.14)	$0.02	$(0.21)
Basic and diluted net earnings
per share from discontinued operations
according to US GAAP	$-	$0.02	$-
Basic and diluted net earnings (loss)
per share according to US GAAP	$(0.14)	$0.04	$(0.21)

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2005		December 31, 2004
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
		(Restated)
Property and equipment (b)	$713,500	$713,500	$1,049,267	$1,049,267
Goodwill (a)	-	-	440,095	777,095
Deferred finance costs (e)	17,054	-	31,727	128,233
Long-term debt (e)	2,007,942	2,940,543	1,467,594	2,404,000
Share capital (e), (f) and (g)	41,415,794	116,050,048	40,901,057	115,535,312
Contributed surplus (e)	1,771,473	1,368,816	1,220,009	1,082,949
Equity component of
long-term debt (e)	2,190,779	-	1,909,127	-
Deficit (a) - (f)	(41,823,705)	(114,814,178)	(35,934,407)	(109,025,374)

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

As described in note 2(b), the Company adopted the CICA section 3870, "Stock-Based Compensation and Other Stock-Based Payments" and effective January 1, 2003, elected to apply the fair value method.  Under US GAAP there is no compensation cost for stock options issued by the Company issued to employees prior to January 1, 2003. Options issued by the Company to consultants are also fair valued consistent with both SFAS 123 and CICA section 3870. Consequently, there is no adjustment from Canadian GAAP to US GAAP required for the related stock based compensation expense on options issued to consultants.

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

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the periods presented is as follows:

	2005	2004	2003
	(Restated)
Net earnings (loss), US GAAP	$(5,788,804)	$1,621,536	$(7,425,142)
Additional stock compensation
recovery (expense)	(621,681)	(327,916)	(942,428)
Pro-forma net loss, US GAAP	$(6,410,485)	$1,293,620	$(8,367,570)
Pro-forma basic and fully diluted net
earnings (loss) per share, US GAAP	$(0.15)	$0.03	$(0.23)

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

Applying US GAAP, long-term debt at December 31, 2005 would be recorded at its face value of $2,326,000 (US $2,000,000) and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 9(b). The reduction in the conversion price of the debt resulted in extinguishment accounting under both Canadian and US GAAP. The incremental value of the conversion feature was determined to be $656,470 (see note 9(b). Under Canadian GAAP the incremental fair value was allocated between debt and equity, with the debt portion of the increase recorded as a charge to income and an increase to contributed surplus for the equity portion.. Because the entire convertible debenture is recorded as debt under US GAAP,  the $281,652 increase to the equity component of long-term debt under Canadian GAAP, has been added back under US GAAP. In addition, accretion on the debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $246,939 (2004 - $312,342) for the year ended December 31, 2005 would not have been recorded, reducing interest expense by an equivalent amount.  Additional interest expense of $42,891 (2004

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

–$42,891) would be recorded in 2005 on amortization of amounts reclassified to deferred finance costs, and as a result of the modification, the remaining deferred financing cost of $70,669 would be realized during the year under US GAAP, and a foreign exchange gain on the long-term debt of $38,518 (2004 - $73,054) would have been realized.  In addition, as a result of the modification, the Company has recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

24.

Restatement

The restatement has no impact on the consolidated financial statements under Canadian GAAP other than note 22 “Reconciliation to United States accounting principles”.

The disclosure of the income statement reconciliation from Canadian GAAP to US GAAP (note 22) did not appropriately reflect the modification of the convertible debt terms under US GAAP. The fair value increment of the debt that related to the equity portion of convertible debt under Canadian GAAP was not appropriately recorded as a charge to income under US GAAP. Accordingly, these financial statements have been restated to decrease income by $281,652 under US GAAP and to increase contributed surplus under US GAAP by the same amount.

The employee stock-based compensation under US GAAP was overstated by $350,648 in respect of the stock based compensation expense for non-employee directors. The Company had originally concluded that certain of the options were provided to directors for services outside of their role as directors. Accordingly, the Company had included the fair value of such options as an expense under US GAAP.  After reconsidering the nature of the option grants, the Company has concluded that such options were, in fact, granted to directors for services provided in their role as directors. As such these options have been treated in the same manner as the employee stock-based compensation expense, resulting in an increase to income under US GAAP of $350,648.

In addition, a clerical of $351,025 resulted in the share capital at December 31, 2005 being overstated.

All of the above errors have been retroactively restated in these financial statements.

The amount in the consolidated balance sheet that were restated under US GAAP:

	As previously reported	Adjustments	As restated
	$	$	$
Share capital (e), (f) and (g)	116,401,073	(351,024)	116,050,048
Contributed surplus (e)	1,437,812	(68,996)	1,368,816
Deficit (a) – (f)	(114,883,174)	280,431	(114,602,743)

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2005, 2004 and 2003

The amount in the consolidated statements of operations and deficit that were restated under US GAAP:

	As previously reported	Adjustments	As restated
Employee stock-based compensation (d)	271,033	350,648	621,681
Equity component of long-term debt (e)	-	(281,652)	(281,652)

Exhibits

1.

Consent of Ernst & Yong LLP.

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act     of 2002

31.2

Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Amiee Chan

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Cathy Zhai

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.2 to Form 20-F on its behalf.

Norsat International Inc.
(Registrant)
“Cathy Zhai”
Date:	November 14, 2006	Cathy Zhai, Chief Financial Officer

Exhibit 1.

AUDITORS’ CONSENT

To: Norsat International Inc.

We consent to the use of our audit report dated March 6, 2006 and November 14, 2006 to the shareholders of Norsat International Inc. (the “Company”) on the version of the restated consolidated financial statements of the Company comprising the consolidated balance sheet of the Company as at December 31, 2005 and the consolidated statement of operations and deficit and cash flows for the year ended December 31, 2005, to be filed with securities regulatory authorities on EDGAR and SEDAR on November 14, 2006.

We have performed only limited procedures, including enquiries of the Company’s management with respect to events occurring between the date of our audit report and the date of this consent. We have not performed any procedures subsequent to the date of this consent.

This consent is provided to the Company for use solely in connection with the filing of these financial statements pursuant to the continuous disclosure provisions of securities legislation of Ontario; accordingly, we do not consent to the use of our audit report for any other purpose.

Vancouver, Canada

Ernst & Young LLP

November 14, 2006

CHARTERED ACCOUNTANT

Exhibit 31.1 to 20-F Submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	November 14, 2006	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 31.2 to 20-F Submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cathy Zhai, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	November 14, 2006	“Cathy Zhai”
Cathy Zhai
Chief Financial Officer

Exhibit 32.1 to 20-F submission for Norsat International Inc.

I, Amiee Chan, certify that:

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

Date:	November 14, 2006	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 32.2 to 20-F submission for Norsat International Inc.

I, Cathy Zhai, certify that:

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

Date:	November 14, 2006	“Cathy Zhai”
Cathy Zhai
Chief Financial Officer