Form 20-F
period 2006-12-31
Norsat International Inc.
filed 2007-04-13
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2006
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

Norsat International Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

110– 4020 Viking Way, Richmond, British Columbia, Canada V6V 2N2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 49,562,558 common shares.

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

[X]   Item 17  [   ]  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ]   Yes  [X]  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  [X]   Yes   [   ]   No

Table Of Contents

PART I		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	5
A.	SELECTED FINANCIAL DATA	5
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
4.	INFORMATION ON THE COMPANY	11
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	11
B.	BUSINESS OVERVIEW	14
C.	ORGANIZATIONAL STRUCTURE	18
D.	PROPERTY, PLANTS AND EQUIPMENT	18
4A.	UNRESOLVED STAFF COMMENTS	18
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	18
A.	OPERATING RESULTS	18
B.	LIQUIDITY AND CAPITAL RESOURCES	27
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	29
D.	TREND INFORMATION	30
E.	OFF-BALANCE SHEET ARRANGEMENTS	30
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	30
G.	SAFE HARBOR	31
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
A.	DIRECTORS AND SENIOR MANAGEMENT	31
B.	COMPENSATION	34
C.	BOARD PRACTICES	36
D.	EMPLOYEES	41
E.	SHARE OWNERSHIP	42
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	44
A.	MAJOR SHAREHOLDERS	44
B.	RELATED PARTY TRANSACTIONS	45
C.	INTERESTS OF EXPERTS AND COUNSEL	45
8.	FINANCIAL INFORMATION	46
A.	CONSOLIDATED FINANCIAL STATEMENTS	46
B.	SIGNIFICANT CHANGES	77
9.	THE OFFER AND LISTING	78
10.	ADDITIONAL INFORMATION	79
A.	SHARE CAPITAL	79
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	79
C.	MATERIAL CONTRACTS	81
D.	EXCHANGE CONTROLS	82
E.	TAXATION	82

F.	DIVIDENDS AND PAYING AGENTS	85
G.	STATEMENT BY EXPERTS	85
H.	DOCUMENTS ON DISPLAY	85
I.	SUBSIDIARY INFORMATION	86
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
PART II		87
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS	87
15	CONTROLS AND PROCEDURES	87
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	88
16B.	CODE OF ETHICS	88
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	88
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	89
PART III		89
17.	FINANCIAL STATEMENTS	89
18.	FINANCIAL STATEMENTS	89
19.	EXHIBITS	89

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in Canadian dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.

KEY INFORMATION

A.

Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc.(“the Company”, or “Norsat”) for the last five fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for the last three fiscal years ended December 31, 2006, 2005, 2004 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Information for the years ended December 31, 2003 and 2002 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

Reference is made to Note 20 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2006	2005	2004	2003	2002
Sales ($000’s)	15,256	18,116	17,521	12,980	14,675
(Loss) earnings from continuing operations ($000’s)	(4,397)	(5,888)	429	(8,169)	(6,182)
(Loss) net earnings ($000’s)	(4,348)	(5,889)	1,153	(8,245)	(6,270)
(Los) earnings per share from continuing operations – basic and diluted ($)	(0.09)	(0.14)	0.01	(0.23)	(0.18)
(Loss) earnings per share - basic and diluted ($)	(0.09)	(0.14)	0.03	(0.23)	(0.19)
Weighted average number of shares – basic (000s)	46,681	42,518	40,282	36,101	33,501
Weighted average number of shares – diluted (000s)	46,681	42,518	40,721	36,101	33,501
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	9,820	10,524	12,199	9,515	17,026
Net assets ($000s)	3,583	3,554	8,096	5,175	8,971
Long-term debt (excluding current portion) ($000s)	-	2,008	1,468	1,271	1,251
Capital Stock ($000s)	44,855	41,416	40,901	39,153	34,715

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2006	2005 (Restated)	2004	2003	2002
Sales ($000’s)	15,256	18,116	17,521	12,980	14,675
(Loss) earnings from continuing operations ($000’s)	(3,986)	(5,789)	897	(7,349)	(5,811)
(Los) net earnings ($000’s)	(3,934)	(5,789)	1,622	(7,425)	(5,899)
(Loss) earnings per share from continuing operations – basic and diluted ($)	(0.08)	(0.14)	0.02	(0.21)	(0.17)
(Loss) earnings per share - basic and diluted ($)	(0.08)	(0.14)	0.04	(0.21)	(0.17)
Weighted average number of shares – basic (000s)	46,681	42,518	40,282	36,101	33,501
Weighted average number of shares – diluted (000s)	46,681	42,518	40,721	36,101	33,501
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	9,817	10,507	12,632	9,991	17,276
Net assets ($000s)	2,892	2,605	7,593	4,330	7,317
Long-term debt (excluding current portion ($000s)	2,892	2,941	2,404	2,593	3,155
Capital Stock ($000s)	119,398	116,401	115,535	113,788	109,350

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

The exchange rate as of the date of close of business on March 30, 2007 was 1.1546.

The following tables set out the Exchange Rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars (“Exchange Rates”).

Table I presents the range of high and low Exchange Rates for each of the six month periods ending February 28th, January 31st, December 31st, November 30th, October 31st and September 30th  (collectively “Month Close Dates”)

Table II presents the average of the Exchange Rates on each of the Month Close Dates.

	Last Six Months Ended
	2007		2006
	Feb.	Jan.	Dec.	Nov.	Oct.	Sep.
High for period	1.1853	1.1824	1.1653	1.1474	1.1385	1.1273
Low for period	1.1585	1.1649	1.1417	1.1277	1.1153	1.1053

	Year Ended December 31
	2006	2005	2004	2003	2002
Average for period	1.1344	1.2116	1.3015	1.4015	1.5704

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows may result in Norsat not being able to continue as a going concern.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources; and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  For the year ended December 31, 2006, the Company has incurred operating losses and has a deficit of $46,171,779 and has not generated positive cash flow from operations.

On March 28, 2007 the Company paid off US$2 million convertible debt partially through a short term financing at cheaper costs since it bears the same interest rate without the convertible feature. The retirement of the convertible debenture reflects on this team’s commitment to strengthen the Company’s financial foundation on a compressed schedule.  However, whether the Company can meet its short term debt obligation depends on its success in the future operations which may not fully predictable due to a rapidly changing economic environment.

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

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the satellite products must meet the needs of the Company’s customers and potential customers and must be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company will not achieve profitability in the satellite communications industry and it may not be able to participate in selling these new technologies or products.

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.  The Company expects that a majority of the Satellite Systems revenues will continue to depend on sales of products to a small number of customers.  The Company also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

If the Company fails to sell the products to one or more targeted customers in any particular period, or are unable to diversify  the customer base and segments, its ability to generate  revenues, achieve profitability, and meet debt obligations generally as they become due will be adversely affected.  Purchases of portable satellite systems by the United States Government were significantly delayed in each of 2006 and 2005 due to the late passage of the War Spending Bill and various additional oversight measures. This had a significant negative impact on the Company’s liquidity as the Company had procured inventory in anticipation of some orders and tight delivery schedules. While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the lumpiness of sales and delays associated with selling to the Government sector.

The Company has supplier concentration and some suppliers may circumvent us and sell directly to the Company’s customers. The Company purchases substantially all of its microwave products from six suppliers, and certain critical components for its Satellite Systems products from sole source suppliers.  If any of these suppliers is unable or unwilling to supply products to the Company at prices that the Company deems fair, or if the Company is unable to diversify its supplier base, the revenues and profits will be adversely affected.

The Company cannot be sure that it will be able to compete effectively with the current competitors. The satellite communications industry is intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with the

Company. Some of these competitors are large, established companies which have significantly greater resources than those of the Company.

The Company’s ability to compete effectively will depend on its ability to increase sales; attract new customers in a timely and cost effective manner and sell these products at competitive prices.  The Company is dependent on others for the supply and manufacture of components and products it sells.  The Company has outsourced substantially all of the manufacturing of the microwave products it sells and some of the portable satellite systems the Company relies on its suppliers to provide components for the production of these satellite systems. If either the manufacturers or suppliers cannot deliver products to the company on time, its revenues and profits will be adversely affected.

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds two patents (US Patents # 5,019,910 and 6,931,245) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company has also enacted a policy requiring its front-facing personnel, such as salespeople, to input the details of their customer interactions into a customer relationship management tool.  The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

If the Company experiences rapid growth and does not manage it effectively, profitability may be affected. If its technologies and products achieve widespread acceptance the Company may experience rapid growth. This growth may require the Company to hire more employees, recruit additional management, improve the Company’s financial control systems, and expand and manage the technical, sales and support service operations. The Company would need increased revenues and additional funding to operate these increased activities. If the Company does not manage its growth effectively, its profitability may be impacted.

The Company has had high employee turnover. In 2006, thirty-three employees were terminated or resigned and twenty employees were hired. High employee turnover affects knowledge retention, the effectiveness of processes, the value of existing intellectual property, and the ability to hire qualified candidates and maintain the healthy relationships with outside parties. The Company continues to evolve its hiring practices.  It is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover in the short term.

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements. Our success depends on the skills, experience and performance of the senior management and other key personnel. While it offers competitive compensation packages and stock options to attract key employees, the Company does not carry key person insurance on these employees. Highly skilled technical employees and management in the satellite communications industry are in demand and the market for such persons is highly competitive. The Company cannot be sure that it will be able to retain these employees or hire replacements. If the Company does not successfully retain the key personnel or hire and train replacements it will be unable to develop the new products and technologies necessary to compete in its markets or to effectively manage its business.

The Company intends to expand its international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. Additional human and financial resources may be required for this expansion which the Company may not be able to attract or afford.  Failure to expand internationally may impact the Company’s prospects for revenue growth and profitability.

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that the Company sells. The United States Department of Commerce, through its Export Administration Regulations (EAR), and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, the Company is sometime forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, the Company may be subjected to penalties and fines. It may also be subjected to penalties and fines should there be a breach in the processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions.  Failure to fulfil any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfil orders.

Some of the Company’s contracts require the Company to guarantee certain forms of price protection over an extended period of time. Failure to contain costs during the terms of these contracts may affect the Company’s profitability and liquidity. Failure to fulfil contractual obligations in this respect, may result in penalties or the cancellation of such contracts.

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of the Company’s satellite products expose us to the risk of product liability claims. Given the complex nature of its products, they may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products. The Company is also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

The Company’s operations may be disrupted by natural disasters and extreme weather conditions.  The Company’s headquarters is located in the Greater Vancouver region which has, in recent times, been subjected to high winds and extreme weather conditions. While the Company has managed to continue operating through some of these conditions, employee productivity during these periods is negatively impacted. Experts are also expecting a major earthquake in this region; a significant natural disaster may have the effect of paralysing the Company’s operations for an indefinite period.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued, conversion of long-term debt and the number of shares available for future issuance may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 Common Stock authorized, of which 49,562,558 were outstanding at December 31, 2006 and an additional 7,820,193 Common Shares have been reserved for issuance upon the exercise of outstanding options, warrants, warrants to be issued or conversion of long-term debt as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued Common Stock.. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s international sales are denominated primarily in US dollars and UK pounds. While the Company expects its international revenues and expenses will continue to be denominated primarily in US dollars, a portion of its international revenues and expenses may be denominated in other foreign currencies in the future. As the reporting currency is the Canadian dollar, the Company could experience and has experienced the risks of fluctuating currencies. Such exposure is partially hedged by inventory purchases which are dominated in US dollars as well. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. The Company has arranged its long-term debt in U.S. dollars to partially hedge against the US dollar sales and receivables. The Company does not engage in any formal hedging transactions at this time but has plans in place to hedge its position for large sale transactions.

4.   INFORMATION ON THE COMPANY

A.

History and Development of the Company

1.

The Company was incorporated in British Columbia, Canada on October 15, 1982 pursuant to the Company Act (British Columbia). Effective September 27, 1989, the Company changed its name to NII Norsat International, Inc. At the Company’s Annual General Meeting held on June 9, 1999, shareholders passed a special resolution to change the Company’s name back to Norsat International Inc. Since July 2, 1999, the

Company has operated under the name Norsat International Inc (herein “Norsat” or the “Company”).

2.

Norsat was incorporated under and continues to operate under the laws of the Province of British Columbia, Canada. The Company is administered from British Columbia. The corporate laws pertinent to Norsat are those of the Province of British Columbia, although it is also subject to the securities legislations of British Columbia and the United States.

3.

The Company’s principal business is located at the following address:

110- 4020 Viking Way

Richmond, British Columbia

Canada V6V 2N2

Telephone: 604-821-2850

Fax: 604-821-2801

Email: investor@norsat.com

www.norsat.com

4.

   The principal business events in Norsat’s 25 year history are (in chronological order):

1982

The Company developed the first commercial-grade satellite receivers.

1983

In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984

The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, stereo audio, and infrared remote control.

1985

The Company introduced synthesized receivers (JR Series) that enable internal melding of phase and frequency for a very high degree of accuracy; these receivers gain significant traction with private networks.

1987

The Company became a leading provider of Ku band private networks for business television and won a landmark deal to supply GTE Spacenet.

The Company also introduced the Microsat, an IBM PC compatible satellite communications expansion card for broadcast data networks, with optional audio/video capability. The Company later applied for a patent on key elements of this technology; the patent was eventually awarded in 1991.

1988

The Company introduced external reference receivers that provide a stable reference source, by minimizing temperature drift, for very low data rate applications. It also introduced a broadcast satellite data multiplexing network control system and a satellite delivered personal computer bulletin board service.

1989

In September 1989, the Company changed its name to NII Norsat International, Inc.

1990

In August 1990, the Company graduated to the Toronto Stock Exchange.

1991

The Company was issued United States Patent No. 5,019,910 entitled “Apparatus for Adapting Computer for Satellite Communications.”

1992

The Company introduces C-band and Ku-band receivers with noise figures of less than 1.5 dB.

1993

The Company introduced the first digital LNB optimized for low data rate applications.

1994

The Company introduced the Microsat 150 Multimedia PC receiver that enables a personal computer or laptop to capture real time satellite video, listen to and edit directly from the computer keyboard selections of audio programs, and monitor real time data broadcasts.

1995

The European Space Agency extends a grant to the Company to develop portable terminals.

1996

The Company introduced video scrambling technology (N-Code II) for cable distribution networks so authorized cable subscribers may receive telecasts.

1997

The Federal Court of Appeal rules that the use of U.S. based DTH systems in Canada contravened the Radiocommunication Act. Aurora Distributing, a division of Diamond Pacific Inc., the Company’s consumer products subsidiary, withdrew from the U.S. based DTH receiving market after Norsat settled a lawsuit in which it was a distributor for those systems.

1998

The Company acquired IMT Comsys, a private company and originally the Satellite Communications Division of MPR Teltech. IMT Comsys’ products included Ka-band VSATs, solid state power amplifiers and low noise block downconverters (LNBs). The acquiree also had development contracts with the European and Canadian Space Agencies for Ka-band subscriber terminals.

The Company’s US Subsidiary, Diamond Pacific, was named the Master Systems Operator by the US Satellite Broadcasting Company, a major supplier of premium movie channels, to support its Multiple Dwelling Unit (MDU) market.

1999

Norsat introduced a line of C-band and Ku-band TNBs (Two-way Norsat block converters), a critical component for the proliferation of wireless broadband media.

Norsat released the NCS-300 Subscriber Management System to enable cable system operators to easily deliver pay-per-view television.

2000

In April, Norsat acquired Winnipeg-based SpectraWorks, a leading developer of systems and software for broadcasting multimedia broadband content across satellite, terrestrial and digital cable networks. Through this acquisition, Norsat added digital video broadcast (DVB) hubs to manage the flow of content into and out of the Internet backbone and between subscriber terminals; and a 100 Mbps IP encapsulator to enable end-to-end multimedia broadcast solutions.

In August, the Company formally exited the consumer satellite DBS. The Company discontinued the operations of Norsat America, a distribution business geared towards consumer-oriented, Direct Broadcasting Systems.

Norsat also became a leading provider of Ka-band satellite terminals for various consumer Internet applications through its relationship with SES Astra and Koreasat.

In October 2000, the Company began trading on NASDAQ. It was later de-listed in 2003.

2001

In June 2001, the Company received a $9.4 million Technology Partnerships Canada investment for the development of satellite interactive terminals.

In December 2001, the Company signed a contract for its pico-terminals with an Asian military. This was completed in October 2002.

The Company introduced a compact IP encapsulator that enables the transport of Internet content at very high speeds (i.e 200 Mbps) for both the satellite and cable markets.

2002

The Company built on its portable terminal experience by introducing a commercial grade flyaway terminal for news gathering organizations. It sold its first NewsLink system to CBS News.

2003

In May 2003, Norsat appointed SEG a master reseller for some if its microwave components.

The OmniLink family of portable satellite terminals which includes the NewsLink and SecureLink systems were launched, providing rapidly deployable broadband satellite data and video connectivity for a wide range of applications.

2004

The Company became a key supplier of newsgathering equipment to the US Army.

2005

The Company launched the GLOBETrekker, a backpackable satellite terminal  initially capable of transmitting and receiving IP-based video and data content.

The Company was issued United States Patent No. 6,931,245 entitled “Downconverter for the Combined Reception of Linear and Circular Polarization Signal from Collocated Satellites.”

2006

In May 2006, the Company was awarded a GSA schedule, facilitating the purchase of its systems by various government agencies. In September 2006, the Company relocated its international headquarters to Richmond, British Columbia.

5.

Capital Expenditures - A description of the Company’s principal Capital Expenditures over the last three years is as follows:

During 2006, 2005, and 2004 the Company made net purchases of property and equipment in the amounts of $1,106,600, $290,048, and $185,332 respectively, primarily relating to the purchase of an upgraded ERP system and test equipment.  Also in 2006, leasehold improvements in the Company’s new facilities totalled $378,108 net of tenant’s allowance.

B.

Business overview

1. Norsat Business and Principal Activities

Norsat International Inc. designs, develops and markets satellite ground equipment which enables high speed transmission of data, audio and video over satellite.

While Norsat International’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to effective business continuity programs.

The Company’s portfolio of satellite ground equipment comprises primarily of microwave components and portable satellite systems. These components and systems are designed to interoperate with geostationary satellites orbiting the earth.

Business Segments

Norsat operates two strategic business segments: Microwave Products and Satellite Systems.  While both business segments provide core elements of the satellite ground infrastructure, the characteristics and dynamics of the markets in which the two business segments operate are markedly dissimilar.

(a) Microwave Products Business Segment

Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), solid-state power amplifiers (SSPAs) and other customized products.

Low Noise Block down converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit.  Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

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

Competition

The primary competition in this business unit comes from New Japan Radio Corporation, and to a lesser extent from the company’s own suppliers.

(b) Satellite Systems Business Segments

Products

Portable satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.  The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekker and OmniLink satellite systems.

The GLOBETrekker TM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles.  The GLOBETrekker is ideal for users who are highly mobile.  Examples of such users include Special Forces, first responders, business continuity managers, Search and Rescue personnel and journalists.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time.  This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Market Profile

The market for portable satellite communications comprises users that need to establish broadband connectivity on short notice or redeploy their telecommunications infrastructure following an engagement. The primary markets for portable satellite systems are defense, emergency services (first responders, homeland security), and broadcasters. There has been growing interest from Fortune 1000 companies to employ such systems as part of a business continuity program wherein such systems would be used as a “backup measure” should their primary means of communications fail in the event of a natural disaster, an outage or a terrorist attack.

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

Most programs within the government and broadcast sectors tend follow a formal competitive tendering process. From time to time, the government may indicate a preference for certain classes of vendors in the interest of social policy or national security objectives. As an result, it is critical that a vendor such as Norsat align themselves with such pre-qualified contractors.

The formality of the procurement process in the commercial sector tends to vary with the size of the company’s operations; larger companies tend to involve a lengthier sales cycle.

Competition

The competitive pressures in the United States Government market for portable satellite systems are markedly different from the broadcast and commercial markets. While there are some pricing pressures, they are less pronounced; system reliability, performance records and relationships with program offices are significantly more important. In this sector, we face competition from L3 (NYSE: LLL), TCS (NASDAQ: TSYS), Globecomm Systems (NASDAQ: GCOM) and privately held GCS (www.globalcoms.com). From time to time, we also face competition from Swe-Dish, a privately held company (www.swe-dish.com) and resellers of AVL Technologies (www.avltech.com).  At times, we also face competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmecchanica, EADS, Lockheed Martin and Raytheon.

In the broadcast and commercial markets, we face competition from terrestrial alternatives such as microwave radio vendors and the traditional providers of portable satellite systems including: Swe-Dish, VisLink PLC’s Advent business unit, AVL Technologies and Holkirk Communications. Traditional satellite system providers who are exploring the portable systems arena and who may eventually choose to enter our business (ViaSat, Hughes and Gilat) are also expected to be competitors.

2. Marketing

The Company sells most of its microwave components and portable satellite system, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force.

The company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after sales support infrastructure.

The Company continues to evolve its business model by (i) adding a recurring component through a range of services, to its revenue stream, (ii) undertaking the turnkey responsibility to deliver comprehensive solution instead of selling point products, (iii) cultivating a network of channel partners, and (iv) diversifying its base of customers to include non-defence customers.

Sales ($000’s)	2006	2005	2004
	$	$	$
Microwave	8,995	10,052	9,493
Satellite System	6,261	8,064	8,028
Total	15,256	18,116	17,521

The Company continues to develop its Global Alliance program, wherein in-region support facilities are set up in conjunction with partners and customers, to quickly turnaround depot repairs.

3. Research and Development

Research and development activities and projects were focused on completing the GLOBETrekker family of products, modifying microwave components for various applications and submitting a number of patent applications. The Company spent approximately 11.6% of its annual revenues and allocated 25% of its staff towards research and development activities.

4. Intellectual Property

The Company relies on patent, trademark, trade secret and copyright laws to protect our proprietary technology and to protect us against claims from others. The Company believes it has direct intellectual property rights covering substantially all of our material technologies. However, there can be no assurance that claims of infringement will not be asserted against the Company or against its customers in connection with their use of our systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of our systems and products.

The Company has renewed the interest in employing patent protection due to the competition in its markets. 4 applications were filed in 2006, and the Company has a patent portfolio of 2 patents. An additional patent is under review from a previous year. The Company does not believe that any single patent is material to our business as a whole.

C.

Organizational structure

The Company has two wholly-owned and active subsidiaries. These include Norsat International (UK) Ltd. and Norsat International (America) Inc.

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa region.

The mandate of Norsat International (America) Inc. is to market and support satellite systems into certain government markets.

D.

Property, plants and equipment

Description of Property

Our Company's head office and principal place of business has been located in Richmond, British Columbia, Canada since September 2006. The company leases its head office premises.

The lease is for approximately 23,400 square feet of space.  This location houses the Company's corporate office, engineering and production department and includes warehouse space.

The monthly rent for this space will be approximately $35,000 and is for a term of five years. The Company has the option for a further five-year term at the end of this lease, with a new rate to be negotiated.

In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Norsat also operates out of leased premises in Lincoln, England, Great Britain.

4A.

UNRESOLVED STAFF COMMENTS

Not applicable

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating results

The following information should be read in conjunction with the Company’s 2006 consolidated financial statements and related notes included therein, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  These principles differ in certain respects from generally accepted accounting principles in the United States (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 20 to the Company’s audited consolidated financial statements.  All amounts following are expressed in Canadian Dollars unless otherwise indicated.

The Company generates revenue from two business segments, Microwave Products and Satellite Systems as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over those two business segments. Economic factors such as foreign exchange fluctuations, market price of similar products and worldwide political environment may also play an important roll to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have material affected, directly or indirectly the Company’s operations or investments by the Company’s US shareholders.

 Fiscal 2006 Compared to Fiscal 2005

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2006
Sales	$2,919	$3,764	$3,149	$5,424
(Loss) earnings from continuing operations	($1,782)	($1,068)	($2,030)	$481
(Loss) net earnings	($1,782)	($1,068)	($2,030)	$532
(Loss) earnings per share from continuing operations – Basic	($0.04)	($0.02)	($0.04)	$0.01
- Diluted	($0.04)	($0.02)	($0.04)	$0.01
(Loss) earnings per share - Basic	($0.04)	($0.02)	($0.04)	$0.01
Weighted average common shares outstanding
basic and diluted	44,003	47,063	47,063	48,557

2005
Sales	$2,519	$6,155	$4,721	$4,721
(Loss) earnings from continuing operations	($1,187)	($1,241)	($1,377)	($2,083)
(Loss) net earnings	($1,188)	($1,241)	($1,377)	($2,083)
(Loss) earnings per share from continuing operations – Basic	($0.03)	($0.03)	($0.03)	($0.05)
- Diluted	($0.03)	($0.03)	($0.03)	($0.05)
(Loss) earnings per share - Basic	($0.03)	($0.03)	($0.03)	($0.05)

Weighted average common shares outstanding - basic and diluted	42,052	42,052	42,259	42,646

Results of Operations

Sales ($000’s)	Three Months Ended (2006) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
Microwave	$1,913	$2,317	$2,468	$2,297	$ 8,995	$10,052
Satellite Systems	1,006	1,447	681	3,127	6,261	8,064
	$2,919	$3,764	$3,149	$5,424	$15,256	$18,116

Gross revenue for 2006 was $15.3 million, down from the $18.1 million earned in 2005.

Sales from Microwave Products were $9.0 million, down by 11%, compared to $10.1 million in 2005, mainly due to continued market price erosion.  Sales of Satellite Systems were $6.3 million, down by 22%, compared to $8.1 million in 2005.  This was largely due to lower sales to the US military.

Gross Margin	Three Months Ended (2006) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
Microwave	43%	47%	28%	53%	43%	45%
Satellite systems	30%	45%	5%	44%	38%	44%
Combined	39%	47%	23%	48%	41%	45%

The overall gross margins in 2006 were 41% compared to 45% in the prior year.

The gross profit margin for Microwave Products was 43% in line with the prior year of 45% due to continuing initiatives to achieve significant reductions in the cost of products.  The gross profit margin for the Satellite Systems reduced to 38% in 2006 from 44% in 2005 mainly due to physical count variance and a large obsolescence provision reflecting slower inventory turns resulted in over purchase at the end of 2005 and the beginning of 2006 based on the unrealistic forecasts of 2006 sales.

Operating Costs ($000’s)	Three Months Ended (2006) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
S G & A	$1,932	$2,290	$2,011	$1,510	$ 7,743	$ 9,622
Product development	818	243	502	205	1,768	2,276
Amortization	124	160	146	75	505	626

	$2,874	$2,693	$2,659	$1,790	$10,016	$12,524

Selling, general and administrative (SG&A) expenses decreased by 20% to $7.7 million in 2006 from $9.6 million in 2005.

Selling and marketing efforts continue to be focused on our customers needs, and on developing strong partnerships with resellers in key markets. In 2006 the Company was also focusing on improving efficiency by reducing administrative costs.

Administrative costs decreased significantly to $1.5 million in 2006 from $2.3 million in 2005, mainly due to the restructuring in 2006 aimed at improving efficiency and profitability. The decrease was comprised of travel-related expense of $0.3 million, salaries and consulting fees of $1.7 million as a result of staff reduction which was partially off set by severance packages totaling $0.3 million. Other administrative expenses were reduced accordingly including rent and insurance in the fourth quarter.

Administrative expenses included a charge for stock based compensation of $62,000 in 2006 compared with a charge of $833,000 in 2005 mainly due to forfeitures caused by change of the executive team, partially offset by new grants in 2006.

Product development activities decreased by 22% to $1.8 million in 2006 from $2.3 million in 2005. The significant decrease reflects the capitalization of parts and supplies expensed in the prior year,

related to the development of the GlobeTrekker family of products.

Amortization expenses reduced to $0.5 million compared to $0.6 million in 2005. The Company has purchased an ERP system in 2006. However, the amortization will not commence until implementation.

On-going development activities are focused on projects generating near-term revenue from our line of portable terminals and modifications required to the existing line of microwave products.

	Three Months Ended (2006) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
(Loss) earnings from continuing operations before other expenses	($1,739)	($ 939)	($1,927)	$814	($3,791)	($4,400)
Other expenses	$ 41	$ 129	$ 103	$333	$ 607	$ 1,488
(Loss) earnings from continuing operations before income taxes	($1,780)	($1,068)	($2,030)	$481	($4,397)	($5,888)
(Loss) net earnings per share, basic and diluted before income taxes	($0.04)	($0.02)	($0.04)	$0.01	($0.09)	($0.14)

The Company incurred a loss of $3.8 million from 2006 operations before taxes and other expenses compared to a loss of $4.4 million in 2005. This was mainly due to reduced military sales, a higher obsolescence provision in the Satellite Systems inventory and high operation costs. The high cost of operations was significantly reduced in the forth quarter as a result of the restructuring aimed to reduce administrative expenses such as reduction in rent, staff, insurance etc. in order to improve the bottom line.

Other expenses for 2006 were $0.6 million compared to $1.5 million during 2005.  This decrease was primarily due to the write off of goodwill of $0.4 million in 2005 related to a business (IMT Communications) acquired in 1998 and charges due to a reduction in conversion price of the US$2 million convertible note. Other expenses in 2005 also included a $0.4 million charges as a result of reduction in the convertible price of long term debt.

The combined effect of the above resulted in a net loss from continuing operations for 2006 of $4.4 million or $0.09 per share compared to net loss of $ 5.9 million or $ 0.14 in 2005.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada and United States, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2006 the Company has recorded an allowance for doubtful accounts in the amount of $198,170 (2005 – $255,000) as a reduction to accounts receivable.

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2006 the Company has recorded an estimate for obsolescence provision in the amount of $1,919,881 (2005 - $1,050,000) as a reduction to inventory.

➢

The Company generates a portion of its revenue from multiple elements sales arrangements. Revenue is recognized for each element when there are no remaining performance obligations required and is based on their relative fair value at the inception of the sales arrangement. If fair value cannot be determined, either due to changes in contract elements or other factors, it will be necessary to defer revenue until objective evidence of fair value exists or when the final elements are delivered.

Related Party Transactions

The Company has no related party transactions during the year ended December 31, 2006.

On March 22, 2007, the Company received a $150,000 bridge loan from an officer of the Company (refer to 5. B “Liquidity and capital resources”).

Recent Accounting Pronouncements

On April 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued the following new standards, which impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income:

➢

CICA Handbook Section 1530, “Comprehensive Income”, defines and establishes the reporting requirements for comprehensive income.

➢

Section 3251, “Equity”, replaces Section 3250, “Surplus”, establishes standards for the presentation of changes in equity.

➢

Section 3855. “Financial Instruments – Recognition and Measurement”, establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.

➢

Section 3861, “Financial Instrument – Disclosure and Presentation”, replaces Section 3860 “, Financial Instrument – Disclosure and Presentation” and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.

➢

Section 3865, “Hedges”, establishes the standards for when and how hedge accounting may be applied.

These standards will be effective for the Company from January 1, 2007. The impact of implementing these new standards on its financial position, results of operations and cash flow is not yet determinable and is under review.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-based Payment (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement is effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition.

Fiscal 2005 Compared to Fiscal 2004

Sales ($000’s)	Three Months Ended (2005) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
Microwave	$1,945	$1,938	$2,839	$3,330	$10,052	$ 9,493
Satellite Systems	574	4,217	1,881	1,392	8,064	8,028
	$2,519	$6,155	$4,720	$4,722	$18,116	$17,521

Revenues for 2005 were $18.1 million, up from the $17.5 million earned in 2004.

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

Gross Margin	Three Months Ended (2005) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
Microwave	36%	43%	50%	30%	45%	36%
Satellite Systems	46%	54%	64%	37%	44%	57%
Combined	38%	50%	55%	32%	45%	45%

Gross margins in 2005 were 45% compared to 45% in the prior year.

The Microwave business margins improved over the prior year due to continuing initiatives to reduce product costs. However margins declined in the later part of the year as a result of market pricing pressures.

The Satellite Systems business experienced decreased margins year to year. The sales mix for 2005 changed to include increased revenues from the lower margin data systems as compared to the higher margin video systems.

Operating Costs ($000’s)	Three Months Ended (2005) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
S G & A	$1,478	$3,026	$2,760	$2,358	$9,622	$ 5,251
Product development	409	506	735	626	2,276	1,495
Amortization	159	174	181	112	626	621
TPC Funding	-	-	-	-	-	(620)
	$2,046	$3,706	$3,676	$3,095	$12,524	$ 6,747

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

	Three Months Ended (2005) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2005	2004
Earnings (loss) from continuing operations before other expenses and income taxes	($1,087)	($607)	($1,065)	($1,641)	($4,400)	$1,177

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

Fiscal 2004 Compared to Fiscal 2003

Sales ($000’s)	Three Months Ended (2004) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Microwave	$2,655	$2,238	$2,030	$2,570	$9,493	$9,542
Satellite Systems:
Portable Terminals	1,703	1,133	2,975	2,217	8,028	1,542
Other Systems	-	-	-	-	-	1,896
	1,703	1,133	2,975	2,217	8,028	3,438
Total	$4,358	$3,371	$5,005	$4,787	$17,521	$12,980

Revenues for 2004 were $17.5 million, up 35% from the $13.0 million earned in 2003.

The Microwave business maintained stable revenue levels through the year. Although unit volumes increased over 2003, continued pricing pressures, and the erosion of the US dollar resulted in revenues being flat year-over-year.

2004 Satellite Systems business revenues reflect the effect of a full year of our portable satellite system business following its launch in the fourth quarter of 2003.  The Company benefited from a growing need for portable transmission equipment, including satellite newsgathering companies and the military. 44 satellite systems, with various options and service packs were sold in 2004. The 2003 results also include revenue from smaller custom system sales, which were not present in 2004.

Gross Margin	Three Months Ended (2004) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Microwave	45%	44%	37%	20%	36%	25%
Satellite Systems	50%	53%	65%	53%	57%	39%
Total	47%	47%	52%	35%	45%	28%

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

The Satellite Systems business achieved strong margins throughout the year reflecting that a majority of the Company’s revenues were direct sales to the end customer rather than through our reseller and channel partners.  Margins in 2003 included a number of lower margin demonstration equipment sales to resellers and sales of satellite systems through our reseller and channel partners.

Operating Costs ($000’s)	Three Months Ended (2004) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
S G & A	$1,425	$1,205	$1,376	$1,245	$5,251	$5,745
Product Development	361	435	370	329	1,495	3,313
Amortization	150	154	154	163	621	1,102
Restructuring charge	-	-	-	-	-	1,233
Toal	$1,936	$1,794	$1,900	$1,737	$7,367	$11,393

Selling, general and administrative (SG&A) expenses decreased by 9% to $5.3 million from $5.7 million in 2003.

Product development activities decreased 55% to $1.5 million from $3.3 million in 2003. The significant reduction reflects the closure of the Company’s Winnipeg research and development centre in 2003 and the commercial release of the Norsat NewsLink™ Model 3200 and the Norsat SecureLink™ Model 3210 in 2003.  On-going development activities in 2003 and 2004 were focused on projects generating near-term revenue from our portable satellite systems.

Amortization declined 44% to $0.6 million compared to $1.1 million in the previous year, reflecting the Company’s efforts to minimize capital expenditures and the closure of our Winnipeg operations in 2003.

In 2004 the Company incurred no restructuring charges compared to $1.2 million, in 2003. The 2003 cost reflects the severance and related benefits for approximately 40 employees.

During 2004 the Company signed an amendment to its Technology Partnerships Canada (TPC) agreement with the federal government.  The amendment provided for an increase in funding of approximately $620,000 and a revision to the royalty period to commence January 1, 2004 and expire on December 31, 2011.  All $620,000 of the contributions was recognized in fiscal 2004 and the current program is complete.

Loss from continuing operations ($000’s)	Three Months Ended (2004) (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2004	2003
Loss from continuing operations before other expenses and income taxes	$113	($209)	$1,220	$53	$1,177	($7,038)

As shown on the consolidated statement of operations, the net effect of the above factors was earnings from continuing operations before other expenses of $1.2 million compared to a loss of $7.0 million in 2003.

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

B. Liquidity and capital resources

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

The Company's cash balance as at December 31, 2006 was $1.8 million, in line with the cash balance as at December 31, 2005. During 2006, cash consumed by operations totalled $3.7 million. Cash required by capital expenditures was $1.2 million primarily due to a new enterprise reporting system and leasehold improvements for the new premises. The total cash consumed was offset by proceeds of $4.9 million from the private placement, the exercise of stock purchase options and the convertible debentures.

As at December 31, 2006, the Company had working capital totalling $2.3 million compared to $4.8 million as at December 31, 2005, decreased by $2.5 million mainly due to reclassification of convertible debt of $2.3 million which is due on March 31, 2007. Accordingly, the long-term debt has decreased by the same amount. Accounts receivable was $2.8 million as at December 31, 2006, decreased by $0.2 million compared to $3 million as at December 31, 2005. This was due to lower sales in 2006. Accounts payable and accrued liabilities were $3.5 million, decreased by $1.5 million compared to $4.5 million as at December 31, 2005, reflecting reduced material purchases level and shorter accounts payable cycle.

Shareholders’ equity has increased primarily due to the net proceeds of $4.9 million received from the private placement, the exercise of stock options, and a conversion of convertible debentures.

The Company’s capital resources as at December 31, 2006 included cash and cash equivalents. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the issuance of debt, and/or equity.

During 2006 the Company completed the following financing transactions:

On March 6, 2006 the Company closed a private placement for gross proceeds of $3,503,088 (US$3,065,232). The placement was for the sale of 1,021,744 units at US$3.00 per unit. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each convertible to one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement of $2,953,810 were used for working capital in connection with the commercialization and production of the Norsat GLOBETrekker portable satellite systems.

The March Warrants require the Company’s management use its best efforts, in compliance with the Toronto Stock Exchange requirements and other applicable laws and regulations, to amend its exercise price to be equal to the future warrants exercise price when they are issued at a more favorable exercise price to arm’s length investors.

On September 26, 2006, the Company issued Cdn$1,117,693 (US$1,000,000) Series “A” Convertible Debentures (the “Convertible Debentures”) which were approved by the TSX and closed on October 26, 2006. The convertible debentures are secured, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1% and expire on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or on the date the Convertible Debentures were converted, whichever is earlier. The proceeds will be used to fund general working capital, capital expenditures and research and development activities.

The Convertible Debentures were convertible to common shares of the Company. With the convertible debentures, the Company can issue 1,000 units with each unit consisting of US$1,000 principal amount of secured convertible debentures, convertible at a price of US$0.40 per common share and 1,250 common share purchase warrants (the “September Warrants”) with each warrant being exercisable at a price of US$0.45 for a period of 2 years. On November 6, 2006, the US$1,000,000 Convertible Debentures were converted in full to 2,500,000 Norsat common shares plus 1,250,000 September Warrants.

On November 6, 2006, in connection with the September Warrants, the Company obtained approval from the TSX to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to US0.475. The amendment took effect on November 22, 2006. All other terms of the March Warrants remain intact.

On December 6th, 2006, the Board of Directors of Norsat (“Board”) adopted the Amended Employee Share Ownership Plan (“ESOP”), previously registered with the B.C. Government in 1991 under the Employee Investment Act (British Columbia) (“EIT”). Under the ESOP 1,998,750 Norsat common shares were reserved for issuance to eligible employees.  In addition, eligible employees who are tax-residents in British Columbia may also receive an investment tax credit of up to 20% on share purchases under the Plan.

The ESOP also granted to eligible employees who purchase shares under the offering, one-half of one non-transferable share purchase warrant for each share purchased. Each whole share purchase warrant (a “Warrant”) entitles the holder to purchase one common share for 2 years from the closing date of the offering at a price of $0.54 (or US$0.48) per common share.

Subsequent to the year ended December 31, 2006, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for a consideration of $479,686.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

The proceeds will be used for working capital purposes.

As at December 31, 2006, the Company has an unsecured convertible note in the amount of US$2,000,000, bearing 8% annual interest due on March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.25 per share at the holder’s option at any time. The interest is paid semi-annually.

Subsequent to the year ended December 31, 2006, the Company has entered into a “US$900,000 Dollars Bridge Loan Agreement” (the “Bridge Loan Agreement”) on March 21, 2007 with a financial institution which in turn holds a 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agrees to loan US$900,000 to the Company no later than March 27, 2007 subject to the terms and conditions as follows:

➢

The principal amount of US$900,000;

➢

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day when the loan is retired;

➢

The term of the loan is 60 days maturing on May 31, 2007;

➢

Payment in full on May 31, 2007, or partial payments within the 60 days term at Norsat discretion. The loan is renewable at the end of the term.

The loan will be used to pay off a partial of the US$2,000,000 convertible debt due on March 31, 2007.  The loan was received on March 28, 2007.

On March 22, 2007, the Company also received a $150,000 bridge loan from an officer of the Company with the same terms as the above bridge loan.

On March 29, 2007, the Company has announced that the US$2 million convertible debt has been paid in full.

The company believes most of working capital can be funded through its operations.  The Company may also pursue other financing facilities to fund its working capital and meet its debt obligations from time to time.

Due to consistently changing economic conditions which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

C.

Research and development, patents and licenses, etc.

During 2002, Norsat began to focus its development resources on the portable satellite terminal product line, refining the original pico-Terminal for military markets (now renamed Norsat OmniLink™) and introducing a portable satellite system designed specifically for the satellite newsgathering business.  Substantially all $5.1 million spent in 2002 on product development, focused on the Norsat OmniLink™ product line development and enhancements.

During 2003, the Company incurred an additional $3.3 million of research and development cost which culminated in the release of a second-generation version of its Norsat NewsLinkTM, featuring a number of significant product enhancements improving the ease of use, portability, functionality and performance of the product.

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

During 2006, Norsat started shipping the new GLOBETrekker line of products. GLOBETrekker is an intelligent ultraportable satellite system that enables users to establish a reliable broadband connection on short notice. GLOBETrekker is designed to be carried in a backpack, is airline checkable, and fits in small vehicles.

These strategic product development activities resulted in the following research and development expenditures: 2006 - $1,767,798, 2005 - $2,275,766, 2004 - $1,494,756. As the Company was focusing on marketing of the new line product of GLOBETrekker in 2006, there was no major research and development costs incurred during 2006.

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

E.

Off-balance sheet arrangements

Not applicable.

F.

Tabular disclosure of contractual obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2007	2008	2009	2010	2011
	$	$	$	$	$
Convertible debenture and interest payment	2,344,032				
Inventory purchase obligation	3,961,604				
Operating lease obligations	545,645	466,395	420,692	420,692	385,634
Total	6,851,281	466,395	420,692	420,692	385,634

Rent expense for the Company was approximately $828,000 (2005 - $960,000; 2004 - $893,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2006 commitments are inventory and material purchases of $3,961,604.  Included in 2007 is the US$2,000,000 convertible note plus US$80,000 interest accrual which was paid in full on March 28, 2007.

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

A.

Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Ugo A. Doninelli

      Director and Chairman of the Board

Mr. Ugo A. Doninelli became a director of Norsat in May 1988.  He is the General Manager and President and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A. He also serves as a Director and Chairman of the Board for Lifeware SA Lugano, Chiasso, Zuerich/Switzerland and Frankfurt A.M. in Germany as third Party Administrator for Life Insurance Companies.

James Sharpe

Director, Vice Chairman of the Board, and Chairman of the Audit Committee

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

Joseph Caprio

Director and Chairman of the Compensation Committee

Mr. Caprio became a director of Norsat on April 30, 2005. Mr. Caprio is a former Dean at Colgate University, Hamilton, NY and has served as a management consultant and as an operating officer of several businesses. Mr. Caprio holds a BS degree in management from the University of Rhode Island, and a MA degree from Colgate University, Hamilton, NY.

Christopher Hoyle

Director

Mr. Hoyle became a director of Norsat in May 2005. Chris Hoyle has over twenty years experience of practising as a telecommunications and IT lawyer including service as an in-house legal counsel for IBM (UK) and as a partner at KLegal, the then legal arm of KPMG. He is currently a partner at Beachcroft LLP in the UK. Mr. Hoyle holds a Masters degree in Law from Cambridge University, a LLB (Hons) degree from the University of Canterbury, New Zealand and a Diploma in Intellectual Property Law from the University of London.

Dan Dixon

Director

Mr. Dixon became a director of Norsat in May 2005 and resigned as a Director of the Company on September 8, 2006.

Senior Management

Dr. Amiee Chan,  Executive Officer

President and Chief Executive Officer

Dr. Amiee Chan was appointed as the President and CEO, replacing Mr. William J. Coyne III on September 8, 2006. Amiee Chan was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat International from April 1998 to May 2002. Dr. Chan has been with the Company for twelve (12) years. She rejoined the Company in April 2004 as VP of Operations. Dr. Chan holds an MBA, PhD in Electrical Engineering and a BASc in Electrical Engineering. Dr. Chan is an innovator and leading authority in her field with a number of credited publications and patents. She also has extensive experience in strategic planning and budgeting, product development, technology commercialization and product portfolio management.

Cathy Zhai,  Executive Officer

Chief Financial Officer and Corporate Secretary

Ms. Zhai was appointed as the interim CFO, replacing George Dorin on September 19, 2006, and subsequently was appointed as the CFO and Corporate Secretary on January 2, 2007. Ms. Zhai has been the Chief Financial Officer at Moncoa Corporation since 2001. She worked as a senior roll at Hunter Dickinson Inc. in 2005 assisting in capital, foreign currency registration and financing in Tibet, P.R. China, and was Director of Finance and Administration at Greater Vancouver Food Bank Society from 1998 to 2001. Ms. Zhai began her career at Norsat as the Corporate Controller in August 2006. She is a designated Certified General Accountant and holds a Bachelor of Science degree in Mathematics and Diploma in Financial Management Accounting. Ms. Zhai has over thirteen (13) years of experience at senior positions in financial reporting, cash management and strategy implementation. Ms. Zhai reports to Dr. Chan.

William R. Witten,  Executive Officer

Vice President, Sales

Mr. Witten was appointed as Vice President, Sales on September 8, 2006, replacing William Comerford. Mr. Witten’s mandate includes global sales management for the Company and the overseeing the Company’s Virginia subsidiary, Norsat International (America). Mr. Witten has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications Systems Inc. Mr. Witten joined Norsat as Director of Sales in 2004. Mr. Witten holds a Bachelor of Computer Science degree from American University. Mr. Witten has over thirty (30) years of telecommunications and satellite communications experience. His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems. Mr. Witten reports to Dr. Chan.

Pervez Siddiqui,  Executive Officer

Vice President, Marketing

Mr. Siddiqui was appointed as Vice President, Marketing in May 2006. Prior to joining Norsat, Mr. Siddiqui worked in the international marketing department of the Microwave Communications Division at Harris Corporation (NYSE: HRS); and in general management at Inzigo, Inc., a New York-based speech recognition company and at Succeed Corporation, a software company focused on consumer applications. Mr. Siddiqui was previously the Director, Marketing at Norsat and is responsible for product management, channel management, marketing communications and investor relations. Mr. Siddiqui holds a Bachelor of Commerce degree from McGill University, and serves on the Board of Directors of the Canadian Mental Health Association (Vancouver/Burnaby). Mr. Siddiqui reports to Dr. Chan.

Michael Schefter,  Non-Executive Officer

Director, Engineering

Mr. Schefter was promoted to this role in August 2006, having been with the Company and its predecessors IMT Comsys and MPR Teltech for seventeen (17) years. Mr. Schefter has held a number of engineering positions including Systems Engineer, Manager, Systems Engineering Group, Project Manager and Manager, Mechanical Engineering Group.  He has spearheaded a number of advanced SATCOM projects for the Canadian Space Agency and the European Space Agency and has served as the project manager for the Ka/Ku band terminal development for SES-Astra, development of the Norsat Omnilink and the GLOBETrekker line of portable satellite terminals. Mr. Schefter also volunteered his services with Medecins Sans Frontiers in Cambodia as a project logistician for a full year. Michael Schefter holds a Bachelor of Science in Mathematics and Engineering from Queen’s University.

William Coyne

Former President and Chief Executive Officer

Mr. Coyne joined the Company in May 2005 as President and CEO of the Company. He was terminated as President and CEO on September 8, 2006.

George Dorin

Former Chief Financial Officer, Corporate Secretary

Mr. Dorin joined the Company in September 2005 as Chief Financial Officer and was appointed the Corporate Secretary on February 1, 2006. He resigned as CFO and Corporate Secretary on September 8, 2006.

William Comerford

Former Vice President, Global Sales & Marketing

Mr. Comerford joined the Company in August 2005. He was terminated as Vice President, Global Sales & Marketing on September 8, 2006.

B.

Compensation

Compensation of Directors

In November 2006, the Board of Directors passed a resolution to amend director’s fees. The following table is the directors’ fee structure for the fiscal year ended December 31, 2006:

	After November 9, 2006	Prior to November 9, 2006
Chairman of Board of Directors	$20,000	$31,000
Chairman of Audit Committee	$15,000	$29,000
Other Board Members	$10,000	$20,000

An additional fee of $500 is paid to each director for each directors meeting attended commencing November 9, 2006 (Prior to November 9, 2006 - $1,000 per meeting).

During the Company’s fiscal year ended December 31, 2006, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $176,478.

The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2006 by each director:

Name	Total Compensation ($)	Directors Fees ($)	Benefits
Ugo Doninelli	43,946	43,946	Nil
Dan Dixon [1]	23,261	23,261	Nil
Joseph Caprio [2]	35,663	35,663	Nil
James Sharpe [3]	33,087	33,087	Nil
Christopher Hoyle [4]	40,522	40,522	Nil

                 NOTES:

                     (1) Became a director on May 2, 2005, resigned on September 8, 2006

                     (2) Became a director on May 30, 2005

                     (3) Became a director on May 20, 2005

                     (4) Became a director on May 3, 2005

Compensation of Officers

During the Company’s fiscal year ended December 31, 2006, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its top five named executive and non-executive officers, all of whose financial statements are consolidated with those of the Company, was $1,439,302.

The following table sets forth all annual and long term compensation earned from the Company and its subsidiaries for the year ended December 31, 2006 by each member of senior management:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Dr. Amiee Chan President and Chief Executive Officer (Former Chief Operating Officer)	2006	152,500	26,063	6,100	200,000	N/A	N/A	9,055
	2005	141,453	39,695	4,500	15,000	N/A	N/A	9,213
	2004	91,907	34,400	6,000	75,000/Nil	N/A	N/A	6,315
Cathy Zhai Chief Financial Officer and Corporate Secretary	2006	37,500	6,300	N/A	25,000	N/A	N/A	2,184
William R. Witten (2) Vice President, Sales	2006	154,375	N/A	N/A	75,000	N/A	N/A	146,309
Pervez Siddiqui Vice President, Marketing	2006	106,667	6,621	1,500	75,000	N/A	N/A	6,764
Michael Schefter (NEO) Director, Engineering	2006	105,000	5,550	N/A	N/A	N/A	N/A	5,454
William Coyne III (3) Former President and Chief Executive Officer	2006	91,817	12,759	4,782		N/A	N/A	145,043
	2005	132,045	53,747	8,640	100,000 / Nil	N/A	N/A	Nil

36

George Dorin (4) Former Chief Financial Officer and Corporate Secretary	2006	109,984	27,267	5,700	N/A	N/A	N/A	62,139
	2005	42,087	9,267	Nil	Nil / Nil	N/A	N/A	2,087
William Comerford (5) Former Vice President, Global Sales	2006	101,752	NA	Nil	N/A	N/A	N/A	60,958
	2005	56,639	14,696	Nil	70,000 / Nil	N/A	N/A	Nil

NOTES:

(1)

Car allowance unless otherwise stated

(2)

Mr. William Witten was a contractor. Included in his salary were contractor fees. Included in his other compensation was commission paid out through the year. He became a full –time employee commencing January 1, 2007.

(3)

Mr. Bill Coyne was terminated on September 8, 2006. His other compensation included $142,094 (US$125,293) severance pay.

(4)

Mr. Dorin resigned on September 18, 2006. His other compensation included $51,100 severance pay.

(5)

Mr. Comerford was terminated on September 8, 2006. His other compensation included $49,617 (US$43,750) severance pay and $11,341(US$10,000) commissions.

The bonus amounts were paid pursuant to the Company’s Employee Compensation Plan.  The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company.

Reference is also made to item C immediately below – specifically “Board practices - Change in Responsibilities and Employment Contracts”.

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

The Board continues to review the existing or proposed amendments to governance guidelines and practices in order to implement the most effective corporate governance policies and practices for the Company.  The Board has adopted, and will continue to adopt changes to their governance guidelines and practices as necessary to comply with the United States Sarbanes-Oxley Act of 2002 and any new rules issued by the United States Securities and Exchange Commission, the Ontario Securities Commission, the Toronto Stock Exchange, and other applicable securities regulatory authorities.

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

Composition of the Board

The Board is currently composed of four (4) directors, all four (4) of whom are considered “independent” to the Company. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval. One position became vacant due to resignation in September 2006.

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2006 was $10,000,000 which was reduced to $5,000,000 effective on December 13, 2006. Total premium amounted to $153,500 (2005 – $175,000; 2004 $ 293,000).

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

Audit Committee

The Company’s Audit Committee is comprised of three (3) directors: Messrs. Sharpe (Chair), Caprio, and Doninelli, (each of whom is independent and an “unrelated” director).  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2006, the Audit Committee met four (4) times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

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

On May 25, 2006 Annual General Meeting of Norsat Shareholders Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2006.

The Audit Committee discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Audit Committee reviewed and approved audit fees, audit related fees, tax fees and other services fees imposed by Ernst & Young LLP.

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2006.

Corporate Governance and Compensation Committee

The Corporate Governance and Compensation Committee of the Board of Directors is comprised of three directors:  During 2006 the directors were: Mr. Caprio, Chair of the Committee, Mr. Dixon and Mr. Sharpe. Mr. Dixon resigned on September 8, 2006. All of the members of the committee are independent of management.  None of the members of the Committee has any indebtedness to the Company, nor do they have any material interest in any actual or proposed transaction in the last financial year that has materially affected or would materially affect the Company.

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

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitability performance.  In January 2004, an annual incentive compensation plan (“2004 Bonus Plan”) was introduced to all employees based on the objectives previously discussed.  Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives.  The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the Company’s success.  Seventy percent of the executive’s bonus is determined by corporate results and thirty percent is based on individual performance. Due to a net loss resulted in the 2006 fiscal year, no corporate portion of bonuses was paid to executives.

On October 5, 2006, as a result of the executive compensation review, the Company’s Board of Directors passed a resolution to amend the executives’ bonus evaluation criteria establish in 2004 Bonus Plan. The new plan is designed to measure executives’ bonuses one hundred percent based on the Company’s performance. Furthermore, no bonus shall be paid to executives if the Company is not profitable.

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

On December 6th, 2006, the Board of Directors of Norsat (“Board”) approved the Amended Employee Share Ownership Plan (“ESOP”), which allows 1,998,750 Norsat common shares to be reserved for issuance to eligible employees.

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually by the Committee and approved by the Board of Directors. On October 5, 2006, the Compensation Committee and the Board of Directors reviewed and approved the newly appointed executives’ compensation packages.

Change in Responsibilities and Employment Contracts

The Company has entered into an employment agreement with Dr. Amiee Chan dated October 1, 2006 pursuant to which she acts as the Company’s President and Chief Executive Officer, retroactive to September 8, 2006.  The agreement is for an indefinite period. Effective October 1, 2006, Dr. Chan receives an annual base salary of $160,000 plus benefits totaling approximately $20,000, and is entitled to participate in the Company’s bonus program.  If Dr. Chan’s employment is terminated without cause, she will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of her employment, Dr. Chan’s incentive stock options will be cancelled on the thirtieth day from the date of her termination.

The Company had entered into a temporary agreement with Ms. Cathy Zhai dated October 1, 2006 pursuant to which she acted as the Company’s Interim Chief Financial Officer, retroactive to September 19, 2006.  Effective October 1, 2006, Ms. Zhai received a monthly bonus $2,000 in addition to her existing salary package till termination of her interim CFO position. On January 2, 2007, the Company entered into an employment agreement with Ms. Zhai pursuant to which she acts as the Company’s Chief Financial Officer, effective January 2, 2007.  The agreement is for an indefinite period. Ms. Zhai receives an annual base salary of $120,000 plus benefits totalling approximately $15,000, and is entitled to participate in the Company’s bonus program.  If Ms. Zhai’s employment is terminated without cause, she will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of her employment, Ms. Zhai’s incentive stock options will be cancelled on the thirtieth day from the date of her termination.

The Company has entered into an employment agreement with Mr. Randy Witten dated October 1, 2006 pursuant to which he acts as the Company’s Vice – President of Sales.  The agreement is for an indefinite period. Effective October 1, 2006, Mr. Witten receives an annual base salary of US$155,000, and is entitled to participate in the Company’s bonus program.  If Mr. Witten’s employment is terminated without cause, he will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Witten’s incentive stock options will be cancelled on the thirtieth day from the date of his termination.

The Company has entered into an employment agreement with Mr. Pervez Siddiqiu dated October 1, 2006 pursuant to which he acts as the Company’s Vice – President of Marketing.  The agreement is for an indefinite period. Effective October 1, 2006, Mr. Siddiqiu receives an annual base salary of US$155,000, and is entitled to participate in the Company’s bonus program.  If Mr. Siddiqiu’s employment is terminated without cause, he will receive three (3) months base salary at the time of termination, plus one month for each year of service up to a maximum twelve (12) months, in lieu of notice of termination of employment.  Upon termination of his employment, Mr. Siddiqiu’s incentive stock options will be cancelled on the thirtieth day from the date of his termination.

D.

Employees

The Company continued to focus on improving employee productivity by streamlining internal processes.  In 2006, the Company reduced full-time staff by over 33% by outsourcing non-critical operation functions and focusing employees on activities directly related to our core-competency.  In addition, the Employee Share Ownership Program (ESOP) was introduced in Q4 2006 to allow employees to share in the wealth they help create.  The Company believes that the ESOP improves competitiveness in that it increases productivity and that it maximizes human potential by instilling a sense of ownership.

The Company rationalised its work force in each of the quarters through terminations and attrition. The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2006	December 31, 2005	December 31, 2004
Senior Management	4	4	3
Research and Development	10	14	11
Sales and Marketing	6	10	6
Finance	3	3	4
Other Administration	7	9	6
Production and Logistics	10	13	13
Total	40	53	43

The following table shows the number of employees by geographical location at the end of each period:

year

	Canada	United States	Other	Total
2006	35	2	3	40
2005	48	2	3	53
2004	39	1	3	43

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.

Share ownership

The following table sets forth stock owned or controlled by Directors and Officers of the Company as at March 31, 2007:

Name, Position, Country of residence	Number of common shares owned (1) and (3)	As a % of outstanding common shares	Number of common share purchase warrants owned
Ugo A. Doninelli(2) (Chairman) Switzerland	2,135,903 (2)	4.20%	75,164
James Sharpe (Vice Chairman) USA	36,663	0.10%	18,331
Joseph Caprio (Director) USA	50,000	0.10%	25,000
Christopher Hoyle (Director) UK	Nil	Nil	Nil
Amiee Chan (President and CEO) Canada	235,000	0.05%	112,500
Cathy Zhai (CFO and Corporate Secretary) Canada	11,000	0.02%	5,500
William R. Witten (VP, Sales) USA	125,000	0.25%	62,500
Pervez R. Siddiqui (VP, Marketing) Canada	11,000	0.02%	5,500
Michael Schefter (Director, Engineering) Canada	10,000	0.02%	5,000

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

(3)

Subsequent to the year ended December 31, 2006, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees and directors under the Amended Employee Share Ownership Plan for a consideration of $479,686.  Of which 618,991 were issued to executive officers and directors included hereto.

No share purchase options were granted to board of directors during 2006. The following table sets forth the Company’s share purchase options granted to each of the Company’s Executive Officers during the year ended December 31, 2006:

Name	Number of common shares Under Options Granted	% of Total Options Granted in 2005	Average Exercise Price ($/common share)	Market Value of common shares Underlying Options on the Date of Grant ($/common share)	Expiration Date
Amiee Chan	200,000	36.43%	0.51	0.51	October 5, 2011
Cathy Zhai [1]	25,000	4.55%	0.51	0.51	October 5,2011
William R. Witten	75,000	13.66%	0.51	0.51	October 5, 2011
Pervez R. Siddiqui	75,000	13.66%	0.51	0.51	October 5, 2011
George Dorin [2]	80,000	14.57%	0.80	0.80	February 10, 2011

NOTES:

  (1) Ms. Cathy Zhai was granted 100,000 at a price of $0.67 on January 2, 2007.

  (2) Mr. Dorin was granted 80,000 options at a price of $0.80 on February 10, 2006. 80,000 share purchase options were forfeited on October 19, 2006 upon termination.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2006 by the Directors and Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	325,000 / Nil	6,000 / Nil
James Sharpe	Nil	Nil	100,000 / Nil	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / Nil	Nil / Nil
Christopher Hoyle	Nil	Nil	100,000 / Nil	Nil / Nil
Amiee Chan	Nil	Nil	75,000/215,000	Nil / 32,000
Cathy Zhai	Nil	Nil	Nil / 25,000	Nil / 4,000
William R. Witten	Nil	Nil	20,000/75,000	Nil / 12,000
Pervez Siddiqui	Nil	Nil	20,000 /75,000l	Nil / 12,000

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2006, less the exercise price of in-the-money stock options.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 50,628,526 common shares are issued and outstanding as at March 31, 2007.

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

B.

Related party transactions

 Reference is made under “Item 8 Financial Information”, specifically note 17.

C.

Interests of experts and counsel

Not applicable.

8.   FINANCIAL INFORMATION

A.

Consolidated Financial Statements

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2006, 2005 and 2004)

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

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion in the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with Canadian generally accepted accounting principles.

The comparative figures for the preceding year ended December 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated February 11, 2005

Vancouver, Canada

   Ernst & Young LLP

March 22, 2007

Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 22, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

Ernst & Young LLP

March 22, 2007

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

December 31, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash and cash equivalents (note 3)	$1,793,187	$1,789,857
Cash Held in Trust (note 3)	-	668,281
Short-term investments – restricted (Note 2(f))	69,500	37,000
Accounts receivable (note 4)	2,799,554	2,954,785
Inventory (note 5)	3,456,988	3,973,806
Prepaid expenses and other	372,982	369,789
	8,492,211	9,793,518
Property and equipment (note 6)	1,314,986	713,500
Deferred finance costs	13,561	17,054
	$9,820,758	$10,524,072
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,666,250	$2,641,129
Accrued liabilities	1,848,632	1,870,211
Liabilities from discontinued operations (note 12)	-	52,112
Deferred revenue	467,731	398,337
Convertible debt (note 8)	2,255,252	-
	6,237,865	4,961,789
Convertible debt (note 8)	-	2,007,942
Shareholders' equity:
Share capital (note 9)	44,854,902	41,415,794
Contributed surplus (note 9)	2,708,991	1,771,473
Equity component of convertible debt (note 8)	2,190,779	2,190,779
Deficit	(46,171,779)	(41,823,705)
	3,582,893	3,554,341
	$9,820,758	$10,524,072

Commitments (note 7 and 14)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Sales (note 13)	$15,256,196	$18,116,470	$17,520,675
Cost of sales	9,031,345	9,992,401	9,595,855
	6,224,851	8,124,069	7,924,820
Expenses:
Selling, general and administrative	7,742,982	9,621,993	5,251,451
Product development	1,767,798	2,275,766	1,494,756
Technology Partnerships Canada funding (note 7)	-	-	(620,000)
Amortization	504,891	625,814	621,220
Other expenses (note 17)	606,633	1,488,003	753,515
	10,622,304	14,011,576	7,500,942
(Loss) earnings from continuing operations before
income taxes	(4,397,453)	(5,887,507)	423,878
Income tax expense (recovery) (note 11)	2,733	1,791	(5,344)
(Loss) earnings from continuing operations	(4,400,186)	(5,889,298)	429,222
Recovery from discontinued
operations (note 12)	52,112	-	724,116
Net (loss) earnings	(4,348,074)	(5,889,298)	1,153,338
Deficit, beginning of year	(41,823,705)	(35,934,407)	(37,087,745)
Deficit, end of year	$(46,171,779)	$(41,823,705)	$(35,934,407)
(Loss) earnings per share – basic and diluted
(note 2(n)):
Continuing operations	$(0.09)	$(0.14)	$0.01
Discontinued operations	$-	$-	$0.02
Net earnings (loss)	$(0.09)	$(0.14)	$0.03

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash provided by (used in):
Operations:
(Loss) earnings from continuing operations	$(4,400,186)	$(5,889,298)	$429,222
Items not involving cash:
Amortization	504,891	625,814	621,220
Gain on disposal of property and
equipment	-	-	(2,411)
Interest accreted on convertible debt and
deferred finance cost amortization (note 17)	348,358	261,100	330,046
Write off of goodwill	-	440,095	-
Change in conversion price of Note (note 8)	-	374,818	-
Foreign exchange (gain) loss	(25,752)	25,570	(22,213)
Stock-based compensation	62,246	833,116	135,890
Changes in non-cash operating working
capital (note 16)	(258,208)	655,027	(509,131)
Cash (used in) provided by continuing operations	(3,768,651)	(2,673,758)	982,623
(Recovery) loss from discontinued operations	-	-	724,116
Items not involving cash:
Changes in non-cash working capital and other	-	464	(840,174)
Cash (used in) provided by discontinued operations	-	464	(116,058)
	(3,768,651)	(2,673,294)	866,565
Investments:
Purchase of property and equipment	(1,106,600)	(290,048)	(185,332)
Redemption (purchase) of short-term investments	(32,500)	35,000	178,000
	(1,139,100)	(255,048)	(7,332)
Financing:
Proceeds on convertible debt (note 9)	1,117,693	-	-
Proceeds on exercise of warrants and options	132,062	514,737	1,631,569
Receipt of restricted cash for private placement	668,281	(668,281)	-
Proceeds from private placement (note 9)	2,953,810	-	-
	4,871,846	(153,544)	1,631,569
Effect of change in exchange rates on cash	39,235	(106,467)	(93,733)
Increase (decrease) in cash and cash equivalents	3,330	(3,188,353)	2,397,069
Cash and cash equivalents, beginning of year	1,789,857	4,978,210	2,581,141
Cash and cash equivalents, end of year	$1,793,187	$1,789,857	$4,978,210

Supplemental cash flow disclosure (note 16)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

1.

Nature of Business and Going Concern Uncertainty

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

The Company has incurred recurring operating losses and has a deficit of $46,171,779 as at December 31, 2006. Consequently, there is substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings.  In March 2006, the Company received net proceeds of $2,953,810 (note 9) in connection with the issuance of equity financing and received $132,062 on the exercise of outstanding options.  In September 2006, the Company received US$1,000,000 (Cdn$1,117,693) through a private placement of Series “A” Convertible Debentures, which in turn, were converted to common shares of the Company in November (note 9(b)(ii)). Management plans to continue to seek other sources of financing on favorable terms; however, there are no assurances that any such financing can be obtained on favorable terms, if at all. Management plans to keep its operating costs to a minimum until cash is available through financing or operating activities.  There is no assurance that the Company will be successful in achieving these goals.

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

2.

Significant accounting policies

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which materially conform with those established in the United States, except as explained in note 19.

(a)

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., and Norsat International (United Kingdom) Limited.  All material intercompany balances and transactions have been eliminated.

(b)

Use of estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, the valuation of future income tax assets, useful lives for depreciation and amortization, and provisions for warranties.  Actual amounts may ultimately differ from these estimates.

2.

Significant accounting policies (continued)

(c)

Foreign currency translation

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

(d)

Stock-based compensation

The Company uses the fair value based method of accounting prescribed by the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 9(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

(e)

Cash and cash equivalents

Cash equivalents include short-term deposits, which are all liquid securities with terms to maturity of three months or less when acquired.

(f)    Short-term investments

Included in short-term investments are restricted securities with terms to maturity of in excess of three months when acquired.

(g)   Prepaid expenses and other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business.

(h)   Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

2.

Significant accounting policies (continued)

(i)   Property and equipment

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

Property and equipment are assessed for future recoverability when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

 (j)    Revenue recognition

The Company generates revenue from the sale of microwave products and satellite systems and services.

Revenue from microwave product sales are recognized when: 1) goods are shipped and the title passes, 2) there is persuasive evidence of an arrangement, 3) collection is probable and 4) the fee is fixed or determinable.  Provisions are established for product returns and warranty costs at the time revenue is recognized.  If there is a requirement for customer acceptance of any products shipped, revenue is only recognized after customer acceptance has been received.

Contracts for portable satellite systems and services include multiple elements which are separated into significant discrete units of accounting based on the relative fair value of each element.  Revenue is recognized for each element when all significant acts have been completed and delivery has occurred with no substantial risk of return and collectibility is reasonably assured.  When fair value cannot be determined, revenue is deferred until objective evidence exists or recognized as the final elements are delivered.  Elements included in multiple element arrangements may consist of some hardware, training and installation services.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies are reflected as deferred revenue.  As at December 31, 2006, the Company has $467,731 (2005 – $398,337) of deferred revenue.

2.

Significant accounting policies (continued)

 (k) Research and development costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2006, 2005 and 2004, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(l)

Deferred finance costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(m)

Income taxes

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

 (n)   Net (loss) earnings per share

Basic net (loss) earnings per share is computed by dividing net (loss) earnings by the weighted average number of common shares outstanding during the period.

Diluted net (loss) earnings per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from continuing operations.

2.

Significant accounting policies (continued)

(n)   Net (loss) earnings per share (continued)

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	2006	2005	2004
Weighted-average number of common
shares outstanding - basic	46,681,432	42,517,878	40,282,436
Assumed exercise of stock options	-	-	21,903
Assumed exercise of warrants	-	-	416,275
Weighted-average number of common
shares outstanding - diluted	46,681,432	42,517,878	40,720,614

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.   Where their effect was anti-dilutive because their exercise prices are higher than the average market price of the Company’s common share for each of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

The calculations also do not include assumed conversion of the convertible debt, as its effect would be anti-dilutive.

The 2005 and 2006 balances do not include any assumed conversions as net losses were reported for these periods and therefore their effect would be anti-dilutive.

3.

Cash and Cash Equivalents

At December 31, 2006, cash and cash equivalents include commercial paper in the amount of $26,850 bearing a weighted average interest rate of 3.25%.

Cash held in trust at December 31, 2005 represented share subscription proceeds received in advance of the private placement financing completed on March 6, 2006.  The funds were segregated and held in trust until the receipt of final regulatory approval.

4.

Allowance for doubtful accounts

Accounts receivable are disclosed net of allowance for doubtful accounts.  Changes in the allowance for each of the periods presented are as follows:

	2006	2005
Balance, beginning of year	$254,794	$28,329
Allowance addition	-	226,465
Allowance (recovery)	(56,624)	-
Balance, end of year	$198,170	$254,794

5.

Inventory

	2006	2005
Parts and supplies	$1,678,102	$1,881,962
Work-in-process	-	255,069
Finished goods	1,778,886	1,836,775
Balance, end of year	$3,456,988	$3,973,806
Inventory is disclosed net of obsolescence provision. Changes in the obsolescence provision of the periods presented are as follows:
	2006	2005
Balance, beginning of year	$1,050,343	$1,167,899
Additions	869,538	(117,556)
Balance, end of year	$1,919,881	$1,050,343

6.

Property and equipment

		Accumulated	Net book
2006	Cost	amortization	value
Equipment and software	$7,436,193	$6,849,180	$587,013
Furniture and fixtures	214,616	98,217	116,399
Leasehold improvements	643,108	31,534	611,574
	$8,293,917	$6,978,931	$1,314,986
		Accumulated	Net book
2005	Cost	amortization	value
Equipment and software	$8,513,655	$8,122,185	$391,470
Furniture and fixtures	1,054,030	875,863	178,167
Leasehold improvements	682,041	538,178	143,863
	$10,249,726	$9,536,226	$713,500

Included in property and equipment are assets in development of $330,681 that relate to the implementation of accounting software. Amortization of these assets will commence upon completion.

7.

Technology Partnerships Canada funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of 33 1/3% of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling $9,999,700 up to the end of 2004, including additional funding of $620,000 obtained in 2004.

7.

Technology Partnerships Canada funding (continued)

In return for funding, the Company was obligated to issue TPC $1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to accrue royalty payment to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates:

•

the date before December 31, 2007, for which cumulative royalties accrued reach $15 million;

•

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants (note 9(d)) to TPC under the terms described above with an exercise price of $1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

As at December 31, 2006, the Company has accrued for royalty payments in the amount of $166,873 (2005-$202,963; 2004 - $218,224).  The royalties are recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.

8.    Convertible debt

(a) Convertible debt

	2006	2005
Face value of US$2,000,000	2,330,800	2,326,052
Less unamortized discount from conversion option	75,548	318,110
Carrying value, December 31	2,255,252	2,007,942
Less current portion	2,255,252	-
	-	2,007,942
Total convertible debt	2,255,252	2,007,942

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share.

 8.    Convertible debt (continued)

(a) Convertible debt (continued)

The Company is allowed to force the conversion of the notes into common shares of the Company if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants entitle the holder to purchase one common share of the company for US$1.70 and expire after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing is approximately 16%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 have been recorded as the equity component of convertible debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457.  The carrying amount of the debt has been reduced on issuance by the value assigned to the conversion option and is being accreted to its face value over the term to maturity through charges to non-cash interest expense.

(b) Reduction in the conversion price of convertible debt

On June 24, 2005, the Company announced a reduction in the conversion price from US$1.70 per common share to US$1.25 per common share as an inducement for early conversion of the notes.

As such, the Company revalued the convertible debenture based on the amended terms of the debenture agreement. Accordingly, $374,818 was allocated to debt and $281,652 was allocated to the equity component of the debenture. This difference between the revised book value and original carrying value of the debenture of $374,818 was charged to other expenses (note 17) and the difference between the value of the revised conversion feature and original carrying value of the conversion feature of $281,652 was charged to the contributed surplus of the Company (Note 9(e)).

9.

Share capital and contributed surplus

(a)

Authorized

        75,000,000 common shares without par value

 (b)   Issued and fully paid

	Number
Share capital	of shares	Amount
Balance at December 31, 2003	39,000,831	39,153,498
For cash:
Upon exercise of share purchase warrants (note 9(c))	3,051,001	1,631,569
For non-cash:
Reclassification of contributed surplus upon
exercise of warrants (note 9(e))	-	115,990
Balance at December 31, 2004	42,051,832	40,901,057
For cash:
Upon exercise of share purchase options (note 9(c))	656,250	514,737
Balance, December 31, 2005	42,708,082	41,415,794
Upon issue for private placement (i)	4,086,976	2,205,892
Upon exercise of share purchase options (note 9(c))	267,500	132,062
Upon conversion of convertible debentures (ii)	2,500,000	1,009,201
Reclassification of contributed surplus upon exercise of options (note 9(e))		91,953
Balance, December 31, 2006	49,562,558	44,854,902

(i)

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,953,810.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,719,148) was calculated by using the TSX share price on the date of issuance ($0.91), and the fair value of the warrants ($1,248,469) was determined using the Black-Scholes valuation model. Net proceeds of $2,953,810 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($2,205,892) is accounted for as common shares and the amount allocated to the warrants ($747,918) is accounted for as contributed surplus.

The March Warrants agreement requires that the Company’s management to use its best efforts, in a manner consistent with the requirements of the Toronto Stock Exchange and other applicable law and regulation, to amend its exercise price to be equal to the future placement price if issued during the term of March Warrants to arm’s length investors at the exercise price less than March Warrants price.

9.

Share capital and contributed surplus (continued)

 (b)   Issued and fully paid (continued)

        (i)   (continued)

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to US$0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 9(ii)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remain intact.

(ii)

On September 26, 2006, the Company received US$1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest is payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures are converted, whichever is earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of US$0.40 per share. Each of the 1,000 units was comprised of US$1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each one warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of US$0.45 per share.

Of the total debt proceeds, $437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of $680,193 was recorded as convertible debt and was to be accreted to its face value over the term to maturity through charges to non-cash interest expense. Up to the date of conversion, $110,815 was accreted to convertible debentures which brought the total convertible debt portion to $791,008.  The Company incurred total accretion of $122,263, of which $11,448 was cash interest due to the investor.

On November 6, 2006, the Series “A” Convertible Debentures of US$1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of convertible debentures of $1,228,508 was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $1,009,201 was credited against common shares and $219,307 was credited against contributed surplus (note 9 (e)).

(c)

Stock option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,855,505 common shares have previously been issued.  The plan provides for the granting of stock options at the fair market value of the Company’s shares at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the board of directors.

9.

Share capital and contributed surplus (continued)

(c)  Stock option plan (continued)

The continuing schedule of share purchase option is as follows:

Share purchase options outstanding	Number of options	Weighted average exercise price
Balance, December 31, 2004	2,273,350	$ 2.13
Granted	1,877,500	0.99
Exercised	(656,250)	0.78
Cancelled/Expired	(964,450)	2.24
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, December 30, 2006	1,948,150	$ 1.57

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2006:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,666,650	3.80	$0.93	1,198,150	$1.06
$2.40 to $4.29	140,750	3.53	$2.95	140,750	$2.95
$4.30 to $6.19	140,750	3.53	$5.33	140,750	$5.33
$0.50 to $6.19	1,948,150	3.76	$1.40	1,479,650	$1.65

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2006 and 2005 have been reflected in the statements of operations as follows:

	2006	2005
Stock-based compensation recognized in operations	62,246	833,116
Total compensation credited to contributed surplus	62,246	833,116

9.

Share capital and contributed surplus (continued)

(c)   Stock option plan (continued)

The weighted average assumptions used to estimate the fair value of options were:

	2006	2005
Risk free interest rate	3.909	3.426
Expected life	3.7574	4.229
Vesting period	2 years	2 to 3 years
Expected volatility	86.22%	92.65%
Expected dividends	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the faire value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d)   Share purchase warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2004	3,146,811
Expired	(610,000)
Balance, December 31, 2005	2,536,811
Issued (note 9 (b))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

	2006	2005	2004	Exercise price
		Number of warrants		per share	Expiry date
	-	1,330,000	1,330,000	US$1.00	2006
	1,206,811	1,206,811	1,206,811	$1.09	2009
*	3,065,232	-	-	US$0.475	2008
*	1250,000	-	-	US$0.45	2008
	5,522,043	2,536,811	2,536,811

*  Refer to note 9 (b) (i) and (ii).

9.    Share capital and contributed surplus (continued)

(e)  Contributed surplus

Balance, December 31, 2004	1,220,009
Stock-based compensation	833,116
Change in conversion price of convertible debt (note 8)	(281,652)
Balance, December 31, 2005	1,771,473
Stock-based compensation	62,246
Credit to share capital due to options exercised	(91,953)
Allocation of proceeds from private placement to warrants (note 9(b)(i))	747,918
Allocation of proceeds from conversion of debenture to warrants (9 (b) (ii))	219,307
Balance, December 31, 2006	$ 2,708,991

10.

Restructuring charge

	Workforce reduction	Premises	Total
Liability balance, December 31, 2003	272,746	290,380	563,126
Costs paid or settled and adjustments	(158,798)	(91,990)	(250,788)
Liability balance, December 31, 2004	113,948	198,390	312,338
Costs paid or settled and adjustments	(97,944)	(104,115)	(202,059)
Liability balance, December 31, 2005	16,004	94,275	110,279
Costs paid or settled and adjustments	(16,004)	(94,275)	(110,279)
Liability balance, December 31, 2006	-	-	-

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

During 2006, the workforce was further reduced by 13 employees. All restructuring costs were expensed during the year.

11.

Income taxes

(a)

Income tax expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2006	2005	2004
Earnings (loss) from continuing operations
before income taxes	$(4,397,453)	$(5,887,507)	$423,878
Income tax expense (recovery) at expected rate
of 34.1% (2005 - 34.9%; 2004 - 35.6%)	$(1,500,411)	$(2,052,000)	$151,000
Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses or
income	34,163	591,000	7,400
Temporary differences, including
amortization, research and development
costs and other	732,974	42,000	191,700
Unrecognized (utilization of) non-capital loss
carry forwards	705,565	1,414,000	(381,600)
Effect of statutory rate change	1,892,427	-	-
Valuation allowance adjustment related to
rate change impact on opening tax
balances and share issue costs	(2,054,403)	-	-
Share issue costs – incurred in year	187,414	-	-
Rate difference between Canadian rate and
rates applicable to subsidiaries	2,271	6,791	26,200
Other	2,733	-	(44)
Income tax expense	$2,733	$1,791	$(5,344)

(b)

Future income tax assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2006	2005	2004
Future tax assets:
Non-capital loss carry forwards	$9,972,340	$11,393,692	$10,457,580
Scientific Research and Development
Expenditure Pool	2,653,405	2,763,488	2,884,977
Tax value of capital asset expenditure
in excess of book value	2,963,526	3,097,844	2,941,689
Net capital loss carry forwards	1,749,969	1,884,330	1,967,170
Temporary differences in working capital	1,176,337	825,846	1,097,740
Total gross future tax assets	18,515,577	19,965,200	19,349,156
Valuation allowance	(18,515,577)	(19,965,200)	(19,349,156)
Total Future tax assets	$-	$-	$-

11.

Income taxes (continued)

(b)

Future income tax assets (continued)

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.  As a result, a full valuation allowance has been recognized.

(c)

Loss carry forwards and investment tax credits

At December 31, 2006, the Company has approximately $32,169,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $1,058,000 available to reduce Canadian federal taxes payable.  The amounts expire as follows:

Year of	Non-capital loss	Investment
Expiry	carry forwards	tax credits
2007	$9,872,000	$18,000
2008	5,238,000	-
2009	3,845,000	138,000
2010	7,416,000	-
2011	-	192,000
2012	-	313,000
2013	-	300,000
2014	-	97,000
2015	3,779,000	-
2026	2,019,000	-
	$32,169,000	$1,058,000

The Company also has available $11,290,000 (2005 - $ 11,290,000) net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated Scientific Research and Development Expenditures pool that are available for indefinite carry forward as discretionary deductions of approximately $8,555,490 (2005 - $8,099,000; 2004 - $8,099,000).

Not included in the above tables are non-capital losses of US $0 (2005 - $3,478,000; 2004 -$3,478,000), as at December 31, 2006 related to Norsat America Inc. The Company utilized approximately US $650,000 in 2004 to offset taxes otherwise owing on income earned from discontinued operations. No income was earned from discontinued operations during 2006. Management believes that it is more likely than not that it will not create taxable income to realize these future tax assets.

12.

Discontinued operations

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business.

For 2004, the Company recorded a recovery from discontinued operations totaling $724,116, which arose substantially from a settlement of a liability with a supplier.

At December 31, 2005, the Company had a remaining liability of $52,112 (2004 - $51,648) representing additional liabilities from closure of the Norsat America Inc. During 2006, no claims were filed against the Company regarding discontinued business, the entire liability of $52,112 was written off to recovery from discontinued operations.

13.

Segmented and other information

The Company’s two business segments are:  Microwave and Satellite Systems.

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2006	Microwave	Satellite Systems	Consolidated
Sales to external customers	$8,995,149	$6,261,047	$15,256,196
Gross profit	$3,849,101	$2,375,750	$6,224,851
Total assets	$5,790,381	$4,030,377	$9,820,758
Property and equipment	$775,324	$539,662	$1,314,986
2005	Microwave	Satellite Systems	Consolidated
Sales to external customers	$10,052,278	$8,064,192	$18,116,470
Gross profit	$4,556,458	$3,567,611	$8,124,069
Total assets	$3,050,147	$7,473,925	$10,524,072
Property and equipment	$61,195	$652,305	$713,500
2004	Microwave	Satellite Systems	Consolidated
Sales to external customers	$9,492,846	$8,027,829	$17,520,675
Gross profit	$3,378,782	$4,546,038	$7,924,820

13.   Segmented and other information (continued)

The Company generated revenues from external customers located in the following geographic locations:

	2006	2005	2004
Canada	$935,400	$448,521	$647,954
United States	9,192,540	15,596,375	13,132,986
Europe and other	5,128,256	2,071,574	3,739,735
	$15,256,196	$18,116,470	$17,520,675

Substantially all property and equipment are located in Canada.

14.  Commitments

Future minimum payments at December 31, 2006 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2007	2008	2009	2010	2011
Convertible debenture and interest payment	2,344,032				
Inventory purchase obligation	3,961,604				
Operating lease obligations	545,645	466,395	420,692	420,692	385,634
Total	6,851,281	466,395	420,692	420,692	385,634

Rent expense for the Company was approximately $828,000 (2005 - $960,000; 2004 - $893,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers.

15.

Financial instruments

(a)

Fair value

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s convertible debt is also a financial instrument.  The carrying value of this instrument approximates its fair value.  Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

15.

Financial instruments (continued)

 (b)

Exchange risk

The Company is exposed to currency exchange risk as a result of its “sales” and “cost of sales” being predominately denominated in United States dollars.  To manage its exchange risk, the Company has entered into financing in United States dollars.  The Company has not entered into any derivative agreements to further mitigate this risk.

16.  Supplemental cash flow and other disclosures

	2006	2005	2004
Changes in non-cash operating working capital:
Accounts receivable	$155,231	$(988,486)	$(129,572)
Inventory	516,818	(540,651)	(776,506)
Prepaid expenses and other	(3,193)	(141,611)	(51,909)
Accounts payable	(974,879)	1,911,468	348,015
Accrued liabilities	(21,579)	89,241	27,570
Deferred revenue	69,394	325,066	73,271
	$(258,208)	$655,027	$(509,131)
Supplementary information:
Interest paid	$179,357	$190,768	$206,400
Income taxes paid	2,733	1,791	15,124
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	-	-	115,990

17.

Other expenses

	2006	2005	2004
Net interest and bank charges	$316,559	$204,029	$314,890
Interest accreted on convertible debt and
deferred finance cost amortization	348,358	261,100	330,046
Foreign currency (gain) loss	(22,233)	249,181	110,990
(Gain) on disposal of property and equipment	(36,051)	-	(2,411)
Write off of goodwill	-	440,095	-
Change in conversion price (note 8)	-	374,818	-
Other	-	(41,220)	-
	$606,633	$1,488,003	$753,515

18.

Economic dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2006, the Satellite Systems segment generated approximately 53% of its sales from the United States government. This represents approximately 22% of total sales.  No other customer exceeds 10% of total sales.

19.

Reconciliation to United States accounting principles

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

	2006	2005	2004
(Loss) earnings from continuing
operations under Canadian GAAP	$(4,400,186)	$(5,889,298)	$429,222
Beneficial conversion feature (e) and (f)	(114,868)	(74,432)	-
Interest expense (f)	225,385	-	-
Goodwill (a)	-	(337,000)	-
Deferred Financing Costs (e)	13,637	(70,669)	-
Convertible debt (e)	238,139	(39,086)	342,505
Employee stock-based compensation (d)	51,596	621,681	125,693
(Loss) earnings from continuing
operations according to US GAAP	(3,986,297)	(5,788,804)	897,420
(Loss) recovery from discontinued operations	52,112	-	724,116
Total comprehensive (loss) earnings
according to US GAAP	$(3,934,185)	$(5,788,804)	$(1,621,536)
Basic and diluted net (loss) earnings
per share from continuing operations
according to US GAAP	$(0.08)	$(0.14)	$0.02
Basic and diluted net earnings
per share from discontinued operations
according to US GAAP	$-	$-	$0.02
Basic and diluted net (loss) earnings
per share according to US GAAP	$(0.08)	$(0.14)	$0.04

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2006		December 31, 2005
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Deferred finance costs (e)	13,561	10,143	17,054	-
Convertible debt (e)	2,255,252	2,949,714	2,007,942	2,940,543
Share capital (e), (f) and (g)	44,854,902	119,398,369	41,415,794	116,050,048
Contributed surplus (c), (d) and (f)	2,708,991	2,235,009	1,771,473	1,368,816
Equity component of
long-term debt (e)	2,190,779	-	2,190,779	-
Deficit (a) - (f)	(46,171,779)	(118,748,363)	(41,823,705)	(114,814,178)

19.

Reconciliation to United States accounting principles (continued)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)

IMT Communications Inc. acquisition

The valuation of the shares relating to the acquisition of IMT Communications Inc. in 1998 was adjusted by a 25% discount in recognition of the shares held in escrow under Canadian GAAP.  For US GAAP purposes, the share value was recorded at market value.  This resulted in an increase in goodwill of $540,000 all of which relate to the microwave products operating segment.  In 2005, unamortized goodwill related to this acquisition was written off to reflect the full impairment of its value.

(b)

SpectraWorks acquisition

For Canadian GAAP purposes, the valuation of the shares relating to the acquisition of SpectraWorks Inc. on April 4, 2000 was adjusted by a 10% discount relating to a one year hold period on escrowed shares and a general market discount.  For US GAAP purposes, the share value would not reflect these discounts.  This results in an increase in goodwill recorded at acquisition of $3,630,040, which, in 2000, was written off.

For US GAAP purposes, the acquired in-process research and development pursuant to the SpectraWorks Inc. acquisition would have been expensed on acquisition.  Under Canadian GAAP acquired in-process research and development is amortized over a period of five years.  As a result, under US GAAP additional amortization would be recognized.

 During 2001, the Company recorded an impairment charge under Canadian GAAP relating to goodwill and other tangible assets acquired pursuant to the SpectraWorks Inc. acquisition.  The impairment charge under US GAAP in 2001 would also include an additional write-down of property and equipment of $452,699.  Amortization and impairment charge relating to goodwill and other intangible assets relating to the SpectraWorks Inc. acquisition would be lower under US GAAP by $3,287,250 due to the expense of in-process research and development costs on acquisition and additional impairment charge related to goodwill under US GAAP prior to 2001.

For 2003 and 2002, as a result of the additional US GAAP write-down of property and equipment of $452,699 in 2001, amortization and write-down under US GAAP would be reduced by $270,071 and $182,608, respectively.

(c)

Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates.  Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(d)

Stock-based compensation

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related

19.   Reconciliation to United States accounting principles (continued)

(d)

Stock-based compensation (continued)

interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-based Payment (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement is effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition.

As the Company currently uses the fair value method to account for all stock option grants, this statement has not resulted in a significant difference between Canadian GAAP and US GAAP.

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for the previous periods of 2005 and 2004 presented is as follows:

	2005	2004
Net earnings (loss), US GAAP	$(5,788,804)	$1,621,536
Additional stock compensation
recovery (expense)	(621,681)	(327,916)
Pro-forma net (loss) earning, US GAAP	$(6,410,485)	$1,293,620
Pro-forma basic and fully diluted net
(loss) earnings per share, US GAAP	$(0.15)	$0.03

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either actual or estimation methods. The Company has chosen to reverse such forfeited options at their actual fair value. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $51,596 was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

(e)

US$2 million convertible debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 8).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

19.   Reconciliation to United States accounting principles (continued)

(e)

US$2 million convertible debt (continued)

In applying US GAAP, convertible debt at December 31, 2006 would be recorded at its face value of $2,255,252 (US $2,000,000) (2005 - $2,326,000; 2004 - $2,438,200) and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 8(b).

The reduction in the conversion price of the debt during 2005 resulted in extinguishment accounting under both Canadian and US GAAP. The incremental value of the conversion feature was determined to be $656,470 (see note 8(b)). Under Canadian GAAP the incremental fair value was allocated between debt and equity, with the debt portion of the increase recorded as a charge to income and an increase to contributed surplus for the equity portion. Because the entire convertible debenture is recorded as debt under US GAAP, the $281,652 increase to the equity component of long-term debt under Canadian GAAP, has been added back under US GAAP. In addition, as a result of the modification, the Company has recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

In addition, accretion on the debt discount on the promissory note and the long-term debt under Canadian GAAP aggregating $235,906 (2005 - $246,939; $2004 - $312,342) for the year ended December 31, 2006 would not have been recorded, reducing interest expense by an equivalent amount.  Due to the modification the remaining deferred financing cost of $70,669 was realized during 2005 under US GAAP, therefore, no finance costs (2005 - $42,891; 2004 - $42,891) would be recorded in 2006 on amortization of amounts reclassified to deferred finance costs. As a result a $13,637 finance cost amortized under Canadian GAAP would be added back under US GAAP. A foreign exchange gain on the long-term debt of $2,233 (2005 - $38,518; 2004 - $73,054) would have been realized.

(f)    US$1 Million convertible debenture

Under Canadian GAAP, the proceeds $1,117,693 (US $1,000,000) of the September 26, 2006 financing (see Note 9b(ii)) were allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $336,200 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount would be recorded.  As at the date of conversion a total of $114,868 of amortization had been credited to the income statement. The remaining $781,493 of the initial proceeds was allocated to debt.

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 9) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($221,332) is charged to the income statement

19.   Reconciliation to United States accounting principles (continued)

(f)    US$1 Million convertible debenture (continued)

as an additional interest charge. This results in a credit of $19,729 and $90,788 to share capital and contributed surplus respectively.

(g)

Elimination of deficit

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

Release of escrow shares

Under US GAAP, the fiscal year 1999 release of shares from escrow representing compensation relating to the achievement by management of securing specific contracts results in the settlement of a contingency and therefore the shares should be valued at the date the contingency was resolved.  This results in a charge to earnings and credit to share capital of $4,132,079.

20.

Comparative figures

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2006.

21.  Subsequent event

(i)

Employee Share Purchase Plan

On January 12, 2007, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for consideration of $479,686.  Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date.

All of the common shares and warrants are subject to a four-month hold period which ends May 13, 2007. During this period, these securities cannot be traded nor are they freely transferable. Of the securities issued under this private placement, 145,644 common shares will be held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

        (ii)  Bridge Loan Agreement

Subsequent to the year ended December 31, 2006, the Company has entered into a “US$900,000 Dollars Bridge Loan Agreement” (the “Bridge Loan Agreement”) on March 21, 2007 with a financial

21.

Subsequent event (continued)

         (ii)  Bridge Loan Agreement (continued)

institution, which in turn holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agrees to loan US$900,000 to the Company no later than March 27, 2007 subject to the terms and conditions as follows:

➢

The principal amount of US$900,000;

➢

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day when the loan is retired;

➢

The term of the loan is 60 days maturing on May 31, 2007;

➢

Payment in full on May 31, 2007, or partial payments within the 60 day term at Norsat’s discretion. The loan is renewable at the end of the term.

The loan will be used to pay off a partial of the US$2,000,000 convertible debt due on March 31, 2007. US$900,000 was received on March 28, 2007.

On March 22, 2007, the Company received a $150,000 bridge loan from an officer of the Company with the same terms herein.

      (iii)  Convertible Debt

Subsequent to the year ended December 31, 2006, the US$2 million convertible debt was paid in full on March 28, 2007.

B.  Significant Changes

Significant changes since year-end to March 30, 2007 are included in note 21 of the audited consolidated financial statements under Section 8 A.

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

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		NASDAQ		OTC BB
			(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
			High	Low	High	Low	High	Low

a)	2006		0.99	0.36	N/A	N/A	0.86	0.32
	2005		1.90	0.50	N/A	N/A	1.51	0.43
	2004		1.26	0.56	N/A	N/A	0.95	0.40
	2003		1.59	0.50	1.05	0.61	0.70	0.38
	2002		4.00	1.27	2.45	0.71	N/A	N/A

b)	2006
	Fourth quarter		0.67	0.47			0.57	0.41
	Third quarter		0.76	0.36			0.68	0.32
	Second quarter		0.93	0.68			0.80	0.60
	First Quarter		0.99	0.81			0.86	0.71
	2005
	Fourth quarter		1.35	0.82			1.19	0.70
	Third quarter		1.76	0.77			1.47	0.67
	Second quarter		1.90	0.51			1.51	0.43
	First Quarter		0.70	0.50			0.56	0.43
c)	2007
	March	2007	1.02	0.82			0.87	0.65
	February	2007	0.85	0.59			0.72	0.49
	January	2007	0.65	0.59			0.60	0.49
	December	2006	0.67	0.54			0.57	0.46
	November	2006	0.60	0.47			0.52	0.42
	October	2006	0.55	0.49			0.51	0.41
	September	2006	0.58	0.36			0.51	0.32

10.

Additional Information

A.

Share capital

Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 9. Share Capital.

B.

Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act (the “Act”) of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000. Effective March 28, 2006, Norsat was registered under the BC Business Corporation Act.

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

Meetings of Shareholders:  Annual Meetings

The annual general meeting of our shareholders is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Annual general meetings are required to be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting.

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

C.

Material Contracts

Reference is made under Exhibit 4.1 “Employment Contract between Norsat International and Amiee Chan/Cathy Zhai/Pervez Siddiqui and William R. Witten"(contracts to be appended).

D.

Exchange controls

To the best of the Company's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

Except as provided in the Investment Canada Act (the “Act”), there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares of the Company.

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

Sale or Exchange of Common Shares

A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. Long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 15% federal income tax rate if the Common Shares sold have been held for more than one year at the time of the sale or exchange.  U.S. Holders who are corporations would be subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes.  Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000 ($1,500 if married and filing separately).

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

Information Reporting and Backup Withholding

Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the 28% U.S. backup withholding tax.  In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the 30% U.S. backup withholding tax.  Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the U.S. Internal Revenue Service.

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

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2006 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

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

We are required to file reports and other information with the securities commissions in British Columbia and Ontario. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with those provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We ‘‘incorporate by reference’’ information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc.,  110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2N2 Attention Corporate Secretary.

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

Defaults, Dividend Arrearages and Delinquencies

None.

14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2006, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this evaluation, management has concluded that internal control over financial reporting were designed effectively as of December 31, 2006.

The Company’s management redesigned internal controls following the change in executive management on September 8, 2006. As a result of this review it was determined that there are a number of areas of weakness including segregation of duties and process-level controls at the Company’s UK subsidiary. The Company believes that there are mitigating entity-level controls.  Other than the changes noted above in relation to change In personnel and the subsequent review of internal controls there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

16.A.

Audit Committee Financial Expert

Reference is made to “Item 6-C – Board Practices”.  Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. James Sharpe has been determined to be such audit committee financial expert.  The commission has indicated that the designation of Mr. Sharpe as an audit committee financial expert does not make Mr. Sharpe an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Sharpe that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Mr. Sharpe is “independent” as that term is defined in the listing standards of the NASDAQ Stock Market.

16.B.  Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investor Information, Corporate Governance, Charters and Policies.

16.C.  Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Ernst &Young for all services in 2006 and 2005:

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2006	$144,950	$50,175	$25,210	$20,000
2005	$130,000	$19,100	$0	$0

Audit fees are for the audit of the annual consolidated financial statements. Audit related fees are primarily for services related to review of other statutory filings. Tax fees are primarily for the preparation of Canadian and U.S. corporate tax returns and assistance with tax planning. Other fees are paid for the audit of the 2005 US GAAP restated consolidated financial statements of the Company.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors. The auditor committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized services. The Audit Committee during their pre-approval process, assess, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the US Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.

16.D.  Exemptions from the listing standards for Audit Committees

Not applicable

16.E.  Purchases of Equity Securities by the Issuer

Not applicable.

PART III

17.

Financial Statements

Reference is made under Item 8 “Financial Information”.

18.

Financial Statements

Not applicable.  See Item 17.

19.

Exhibits

4.1

Employment Contract dated October 1, 2006 between the Company and Amiee Chan

4.2

Employment Contract dated January 2, 2007 between the Company and Cathy Zhai.

4.3

Employment contract dated October 1, 2006 between the Company and William Witten

4.4       Employment Contract dated October 1, 2006 between the Company and Pervez Siddiqui

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

55

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
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Cathy Zhai”
Date:	March 31, 2007	Cathy Zhai, Chief Financial Officer

Exhibit 4.2 to 20-F submission for Norsat International Inc.

THIS EMPLOYMENT AGREEMENT, dated as of October 1, 2006, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Amiee Chan  (the “Executive”).

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Vice-President, Operations, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its President & CEO.  The start date for this position will be October 1, 2006.

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

Employment Contract – Amiee Chan

October 1, 2006

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of CDN $160,000.

2.2

The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat.  The current on-target level for the incentive compensation plan is 75%.

2.3

Norsat has granted the Executive a total of 200,000 stock options in accordance with the terms of Norsat’s stock option plan.

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

Employment Contract – Amiee Chan

October 1, 2006

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

Employment Contract – Amiee Chan

October 1, 2006

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

Employment Contract – Amiee Chan

October 1, 2006

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

Executive: Amiee Chan	NORSAT INTERNATIONAL INC. By: Ugo Doninelli Chairman of the Board

Employment Contract – Amiee Chan

October 1, 2006

APPENDIX “A”

PROTECTION OF NORSAT’S COMPUTERIZED

INFORMATION RESOURCES POLICY

Effective November 17, 2000

Norsat information resources, client information, research, design and administration files, are its most valuable assets.  It is important that access to, and use of, our firm's computers and network systems be limited to authorized, trained users in the course of performing the work of our firm.  Failure to comply with the following guidelines and prohibitions may result in disciplinary action, including dismissal.

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat’s commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1.

It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2.

   It is Norsat’s policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3.

   Employees will not use the Norsat’s Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4.

   Employees using Norsat’s accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5.

   Employee email signatures are limited to information specific to the individual’s corporate role.

6.

   Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

Employment Contract – Amiee Chan

October 1, 2006

7.

Employees will not use Norsat email to distribute non-corporate information. When broad distribution of corporate information is required email of a full attachment to each recipient may not be the most efficient distribution path.  Consideration should always be given to saving the file to the file server and emailing a link (shortcut) to the file, particularly when sending to LAN users in the Burnaby office.

8.

Files downloaded from the Internet must be scanned with virus detection software before installation or execution.  All appropriate precautions should be taken to detect viruses and to prevent the infection of other machines.

9.

   Any software or files downloaded via the Internet into the company network become the property of Norsat. Any such files or software may be used only in ways that are consistent with their licenses or copyrights.

10.

No employee may use company facilities knowingly to download or distribute pirated software or data.

11.

The truth or accuracy of information on the Internet and in email should be considered suspect until confirmed by a separate and reliable source.

12.

Employees shall not place company material (copyrighted software, internal correspondence, etc.) on any publicly accessible Internet computer without prior permission.

13.

VPN connection to the Norsat network must be authorized by management and approved and configured by MIS.  All VPN must run encryption.

14.

The Internet does not guarantee the privacy and confidentiality of information. Sensitive material transferred over the Internet may be at risk of detection by a third party. Employees must exercise caution and care when transferring such material in any form.

15.

The company has software and systems in place that can monitor and record all Internet and e-mail usage. We want you to be aware that our security systems are capable of recording (for each and every user) each World Wide Web site visit, each chat, newsgroup or email message, and each file transfer into and out of our internal networks, and we reserve the right to do so at any time. No employee should have any expectation of privacy as to his or her Internet usage. MIS may review Internet activity and analyze usage patterns, and they may choose to publicize this data to assure that company Internet resources are devoted to maintaining the highest levels of productivity. Norsat reserves the right to inspect an employee's computer system for violations of this policy.

Employment Contract – Amiee Chan

October 1, 2006

16.

Access to, distribution of, or downloading of pornographic or offensive content may result in immediate termination.

USE OF UNAUTHORIZED PROGRAMS AND SOFTWARE PROHIBITED

Computer "viruses", programs that corrupt and destroy information systems, have caused serious and, in some cases, irreparable damage to the information stored on computer systems at many organizations.  Generally these viruses are transmitted through email attachments, or are embedded in programs or files obtained from outside sources and brought in on floppy diskettes or CDs.  Viruses have also been found on commercially sold and authorized software diskettes and CDs.

In connection with its work, Norsat provides certain licensed software products.  In order to protect our information resources from possible corruption or destruction as described above, user installation or use of any software not provided by Norsat, or obtained from any other source whatsoever is strictly prohibited without prior approval and assistance from MIS. Any media from outside sources must be scanned using the most recent virus definitions prior to being loaded on any Norsat computer.

This prohibition specifically includes, but is not limited to, the use of programs obtained directly or indirectly from bulletin board services, enhancement programs to Norsat's authorized applications or software, Internet access products or browsers, and games of any kind.  Any questions which you may have in this regard must be addressed directly to the Help Desk at helpdesk@norsat.com.

CERTIFICATION OF ALL COMPUTER-READABLE DEVICES REQUIRED

In order to prevent the importing of a computer virus, all diskettes, CD's or other computer-readable devices received from sources outside of our company, including, but not limited to devices received from our clients, must be certified virus-free before they are used on any of our computers or drives.  Additionally, to prevent us from spreading a computer virus to any of our clients or other parties, all diskettes, CDs, or other computer-readable devices created or used at our company must be certified virus-free before being released to a third party.  This certification must be performed by our LAN Administrator.

UNAUTHORIZED ACCESS TO NETWORK OR APPLICATIONS PROHIBITED

Norsat employees may have access only to those computer applications for which they have been trained, and which they are authorized to use.  Employees who are not authorized to do so may not attempt to gain access to Norsat's computers or network, nor may employees who are authorized to access specific applications attempt to access other applications which they have not been specifically authorized to use.  Any questions which you may have in this regard must be addressed directly to MIS.

Employment Contract – Amiee Chan

October 1, 2006

CONFIDENTIALITY OF NETWORK PASSWORDS REQUIRED

Network users are responsible for any network activity performed under their user name and password.  Passwords should be kept confidential and not divulged to any other individuals, including other employees, so as to prevent unauthorized access.  Certain network activities are recorded by user name in activity audit logs, which are reviewed by the manager of information systems and LAN administrator.  Your disclosure of your password - even to a trusted office colleague - will interfere with computer security and compromise our information systems.  Don't do it.

Users must periodically change their passwords as instructed by a member of our Information Systems Department.  Requests for specific user names and passwords will not be considered.

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company.  When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat's offices, you must log out of the network to prevent unauthorized access to confidential information.

SECURITY OF LAPTOPS

Laptops are issued with Defcon Security cables.  It is the responsibility of all Laptop users to insure that the Defcon is used at all times.  This includes while at the office and whenever traveling.  If you require clarification on the use of the Defcon contact MIS HELP DESK.

If you have any questions or require clarification of any information contained in this Policy, please contact MIS.

I have read and understand this “PROTECTION OF NORSAT’S COMPUTERIZED INFORMATION RESOURCES POLICY” and agree to abide by the policies as written.

Employee Signature:	Date:

Employment Contract – Amiee Chan

October 1, 2006

APPENDIX “B”

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches (“Norsat") possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an Employee, I covenant and agree that:

1.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, divulge, publish or otherwise reveal, either directly or indirectly or through any person, firm or corporation, any information concerning the business affairs of Norsat or any secrets of Norsat (including, without limiting the generality of the foregoing, any information, whether written or oral, pertaining to technology, know-how, trade secrets, data, processes, inventions, developments, formulations, applications, methods of manufacture, information pertaining to existing or potential customers, suppliers, markets, contracts, prices, programs, strategies and products, or information pertaining to Norsat employees) to any person or persons, without the prior written consent of Norsat;

2.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, use, for my own purposes or for any purposes other than those of Norsat, any information which I may acquire with respect to the business and affairs of Norsat;

3.

I will, during the term of my employment and at all times thereafter, keep confidential all information and materials provided to me by Norsat, excepting only such information as is already or hereafter becomes known to the public, including any such information and materials relating to any customer, supplier or other party transacting business with Norsat, and not to release, use or disclose the same without the prior written consent of Norsat; and

4.

Each of the above covenants shall survive the termination of my employment by Norsat, even if occasioned by a breach or wrongful termination by Norsat.

5.

Any and all inventions, discoveries, developments, modifications, procedures, practices, ideas, innovations, systems, programs, know-how or designs which I may develop during my employment by Norsat shall be the property of Norsat and I will execute applications for patents or copyrights in respect thereof, if and when requested by Norsat, and/or assign

Employment Contract – Amiee Chan

October 1, 2006

the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this	day of

SIGNED AND DELIVERED in the presence of:

Signature of Witness	Employee Signature

Name of Witness (Print)	Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

Employment Contract – Amiee Chan

October 1, 2006

APPENDIX “C”

* NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY - SUMMARY

Insider Trading: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat’s shares throughout the year.

Guidelines:  The policy contains two general guidelines as follows:

1.

An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

2.

Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

Specific Rules:  The policy contains the following specific rules, among others.  Please read the entire Policy attached for the complete rules.

1.

Financial Staff: No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

2.

Directors, Officers, Employees: No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.

All Insiders: No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Employment Contract – Amiee Chan

October 1, 2006

Procedures for Reporting:  Where a named Insider for reporting purposes makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change).

NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY

Policy Summary

Norsat’s Common Shares are listed and traded on The Toronto Stock Exchange (the “TSE”) and NASDAQ.  Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for “insider trading”.  This term refers to trading by “insiders” of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market).  Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000.  This Policy is reviewed and revised periodically.  Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading.  This document is to assist directors, officers and employees in complying with the requirements and is not intended to be an exhaustive summary of the applicable legislative requirements.  Underlying all of this - use your common sense and be prudent.  Any questions should be directed to the Chief Financial Officer or Corporate Secretary.

1.

Trading in Securities and Tipping

a)

No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

b)

No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after two business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

c)

No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

d)

Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is

Employment Contract – Amiee Chan

October 1, 2006

permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or the Chief Financial Officer of the Company.

e)

Subject to (a) (b) (c) and (d) above, trading in the Company’s shares is permitted throughout the year by all employees, directors and officers.

f)

All trades of the Company’s securities by “reporting insiders” (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g)

“Trading” includes the receipt or exercise of stock options granted by the Company.

IF YOU FAIL TO OBSERVE THIS POLICY, YOU AND NORSAT MAY BE LEGALLY LIABLE UNDER APPLICABLE SECURITIES LAWS.

Overview

When may a director, officer or employee properly buy or sell shares in Norsat?  There is no simple, uniform answer to this question, but it underscores the importance of a policy of adequate and timely disclosure both for the benefit of the investing public and for the protection of management and the Company.  Public disclosure at the earliest stages of new developments may be premature, and the best interests of Norsat and its shareholders may require secrecy about new developments before they reach the stage where public disclosure is appropriate.  Still, hindsight is remarkably keen and the accusation can always be made that a purchase or sale of shares by a director, officer or employee was made because of inside knowledge of a future favourable or unfavourable development.

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others (“tipping”), if the information is “material” within the meaning of the securities laws.  Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material.  Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are “insiders” of the Company or who are in a “special relationship” with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself.  Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

Insiders

Employment Contract – Amiee Chan

October 1, 2006

The following guidelines apply to “insiders” and others in a “special relationship” with Norsat (an “insider” or anyone in a “special relationship” with Norsat is hereinafter referred to as an “Insider”).  It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee.  A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

1.

Insider Trading

a)

Definition of Insider

While the definition of an Insider differs in the various jurisdictions, the definition of an Insider includes:

-

The Board of Directors and Officers, e.g.  (CEO and Vice Presidents) of Norsat.

-

All employees of Norsat.

-

Anyone who engages in any business or professional activity with Norsat.

-

Any director, officer, or employee of such person or company.

-

“Tippees”, i.e., people who receive confidential information from Insiders or other “tippees”.

b)

Guidelines

The policy contains two general guidelines as follows:

(1)

An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

(2)

Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

c)

Specific Rules

In addition to the two general guidelines set out above, the following specific rules should be observed:

(1)

No trading in securities of the Company by Insiders directly involved in the preparation of the Company’s, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company’s press release announcing the results for the fiscal period was disseminated.

Employment Contract – Amiee Chan

October 1, 2006

(2)

No trading in securities of the Company by Insiders is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

(3)

If the Company announces a “black-out period” or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the “black-out period) until after one business day has elapsed from the date of dissemination of the material change.

(4)

No Insider may at any time sell short the securities of Norsat.

(5)

No Insider may at any time buy or sell a call or put option in respect of a security of Norsat.

(6)

In order to avoid possible inadvertent conflict with these guidelines, standing sell orders or standing purchase orders should not be left with a broker.

Securities include, without limitation, the shares and options of Norsat.

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities.  Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.

It is customary for Norsat to provide selected employees with monthly financial results.  Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed.  Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed.  The scope of persons having a “special relationship” with a company is very broad, and includes Insiders.

2.

Insider Reporting

Employment Contract – Amiee Chan

October 1, 2006

a)

Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider for reporting purposes, to be any member of the Board of Directors, a 10% or greater shareholder, or senior officer, e.g. Vice President.

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider for reporting purposes, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b)

Procedures for Reporting

Where a named Insider for reporting purposes acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change) in order to comply with securities legislation in each of the relevant provinces.  Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports.  Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider’s ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Assistant to the Chief Financial Officer:

The trade date of the transaction (not the settlement date);

The nature of the transaction (acquired/disposed, etc.)

The number of securities acquired/disposed of; and

The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of his or her Insider Trading Reports.

______________________________

Amiee Chan, Executive

THIS EMPLOYMENT AGREEMENT, dated as of January 2, 2007, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Cathy Zhai (the “Executive”).

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Vice-President, Operations, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its CFO & Corporate Controller start date for this position will be January 2, 2007.

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

Employment Contract – Cathy Zhai

Jaunuary 2, 2007

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of CDN $120,000.

2.2

The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat.  The current on-target level for the incentive compensation plan is 37.5%.

2.3

Norsat has granted the Executive a total of 100,000 stock options in accordance with the terms of Norsat’s stock option plan.

2.4

The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

2.5

The Executive shall be entitled to receive a monthly car allowance $500.00.

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

Employment Contract – Cathy Zhai

January 2, 2007

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

Employment Contract – Cathy Zhai

January 2, 2007

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

Employment Contract – Cathy Zhai

January 2, 2007

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

Executive: Cathy Zhai	NORSAT INTERNATIONAL INC. By: Amiee Chan President & CEO

Employment Contract – Cathy Zhai

January 2, 2007

APPENDIX “A”

PROTECTION OF NORSAT’S COMPUTERIZED

INFORMATION RESOURCES POLICY

Effective November 17, 2000

Norsat information resources, client information, research, design and administration files, are its most valuable assets.  It is important that access to, and use of, our firm's computers and network systems be limited to authorized, trained users in the course of performing the work of our firm.  Failure to comply with the following guidelines and prohibitions may result in disciplinary action, including dismissal.

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat’s commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1.

It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2.

   It is Norsat’s policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3.

   Employees will not use the Norsat’s Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4.

   Employees using Norsat’s accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5.

   Employee email signatures are limited to information specific to the individual’s corporate role.

6.

   Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

Employment Contract – Cathy Zhai

January 2, 2007

7.

Employees will not use Norsat email to distribute non-corporate information. When broad distribution of corporate information is required email of a full attachment to each recipient may not be the most efficient distribution path.  Consideration should always be given to saving the file to the file server and emailing a link (shortcut) to the file, particularly when sending to LAN users in the Burnaby office.

8.

Files downloaded from the Internet must be scanned with virus detection software before installation or execution.  All appropriate precautions should be taken to detect viruses and to prevent the infection of other machines.

9.

   Any software or files downloaded via the Internet into the company network become the property of Norsat. Any such files or software may be used only in ways that are consistent with their licenses or copyrights.

10.

No employee may use company facilities knowingly to download or distribute pirated software or data.

11.

The truth or accuracy of information on the Internet and in email should be considered suspect until confirmed by a separate and reliable source.

12.

Employees shall not place company material (copyrighted software, internal correspondence, etc.) on any publicly accessible Internet computer without prior permission.

13.

VPN connection to the Norsat network must be authorized by management and approved and configured by MIS.  All VPN must run encryption.

14.

The Internet does not guarantee the privacy and confidentiality of information. Sensitive material transferred over the Internet may be at risk of detection by a third party. Employees must exercise caution and care when transferring such material in any form.

15.

The company has software and systems in place that can monitor and record all Internet and e-mail usage. We want you to be aware that our security systems are capable of recording (for each and every user) each World Wide Web site visit, each chat, newsgroup or email message, and each file transfer into and out of our internal networks, and we reserve the right to do so at any time. No employee should have any expectation of privacy as to his or her Internet usage. MIS may review Internet activity and analyze usage patterns, and they may choose to publicize this data to assure that company Internet resources are devoted to maintaining the highest levels of productivity. Norsat reserves the right to inspect an employee's computer system for violations of this policy.

Employment Contract – Cathy Zhai

January 2, 2007

16.

Access to, distribution of, or downloading of pornographic or offensive content may result in immediate termination.

USE OF UNAUTHORIZED PROGRAMS AND SOFTWARE PROHIBITED

Computer "viruses", programs that corrupt and destroy information systems, have caused serious and, in some cases, irreparable damage to the information stored on computer systems at many organizations.  Generally these viruses are transmitted through email attachments, or are embedded in programs or files obtained from outside sources and brought in on floppy diskettes or CDs.  Viruses have also been found on commercially sold and authorized software diskettes and CDs.

In connection with its work, Norsat provides certain licensed software products.  In order to protect our information resources from possible corruption or destruction as described above, user installation or use of any software not provided by Norsat, or obtained from any other source whatsoever is strictly prohibited without prior approval and assistance from MIS. Any media from outside sources must be scanned using the most recent virus definitions prior to being loaded on any Norsat computer.

This prohibition specifically includes, but is not limited to, the use of programs obtained directly or indirectly from bulletin board services, enhancement programs to Norsat's authorized applications or software, Internet access products or browsers, and games of any kind.  Any questions which you may have in this regard must be addressed directly to the Help Desk at helpdesk@norsat.com.

CERTIFICATION OF ALL COMPUTER-READABLE DEVICES REQUIRED

In order to prevent the importing of a computer virus, all diskettes, CD's or other computer-readable devices received from sources outside of our company, including, but not limited to devices received from our clients, must be certified virus-free before they are used on any of our computers or drives.  Additionally, to prevent us from spreading a computer virus to any of our clients or other parties, all diskettes, CDs, or other computer-readable devices created or used at our company must be certified virus-free before being released to a third party.  This certification must be performed by our LAN Administrator.

UNAUTHORIZED ACCESS TO NETWORK OR APPLICATIONS PROHIBITED

Norsat employees may have access only to those computer applications for which they have been trained, and which they are authorized to use.  Employees who are not authorized to do so may not attempt to gain access to Norsat's computers or network, nor may employees who are authorized to access specific applications attempt to access other applications which they have not been specifically authorized to use.  Any questions which you may have in this regard must be addressed directly to MIS.

Employment Contract – Cathy Zhai

January 2, 2007

CONFIDENTIALITY OF NETWORK PASSWORDS REQUIRED

Network users are responsible for any network activity performed under their user name and password.  Passwords should be kept confidential and not divulged to any other individuals, including other employees, so as to prevent unauthorized access.  Certain network activities are recorded by user name in activity audit logs, which are reviewed by the manager of information systems and LAN administrator.  Your disclosure of your password - even to a trusted office colleague - will interfere with computer security and compromise our information systems.  Don't do it.

Users must periodically change their passwords as instructed by a member of our Information Systems Department.  Requests for specific user names and passwords will not be considered.

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company.  When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat's offices, you must log out of the network to prevent unauthorized access to confidential information.

SECURITY OF LAPTOPS

Laptops are issued with Defcon Security cables.  It is the responsibility of all Laptop users to insure that the Defcon is used at all times.  This includes while at the office and whenever traveling.  If you require clarification on the use of the Defcon contact MIS HELP DESK.

If you have any questions or require clarification of any information contained in this Policy, please contact MIS.

I have read and understand this “PROTECTION OF NORSAT’S COMPUTERIZED INFORMATION RESOURCES POLICY” and agree to abide by the policies as written.

Employee Signature:	Date:

Employment Contract – Cathy Zhai

January 2, 2007

APPENDIX “B”

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches (“Norsat") possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an Employee, I covenant and agree that:

1.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, divulge, publish or otherwise reveal, either directly or indirectly or through any person, firm or corporation, any information concerning the business affairs of Norsat or any secrets of Norsat (including, without limiting the generality of the foregoing, any information, whether written or oral, pertaining to technology, know-how, trade secrets, data, processes, inventions, developments, formulations, applications, methods of manufacture, information pertaining to existing or potential customers, suppliers, markets, contracts, prices, programs, strategies and products, or information pertaining to Norsat employees) to any person or persons, without the prior written consent of Norsat;

2.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, use, for my own purposes or for any purposes other than those of Norsat, any information which I may acquire with respect to the business and affairs of Norsat;

3.

I will, during the term of my employment and at all times thereafter, keep confidential all information and materials provided to me by Norsat, excepting only such information as is already or hereafter becomes known to the public, including any such information and materials relating to any customer, supplier or other party transacting business with Norsat, and not to release, use or disclose the same without the prior written consent of Norsat; and

4.

Each of the above covenants shall survive the termination of my employment by Norsat, even if occasioned by a breach or wrongful termination by Norsat.

5.

Any and all inventions, discoveries, developments, modifications, procedures, practices, ideas, innovations, systems, programs, know-how or designs which I may develop during my employment by Norsat shall be the property of Norsat and I will execute applications for patents or copyrights in respect thereof, if and when requested by Norsat, and/or assign

Employment Contract – Cathy Zhai

January 2, 2007

the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this	day of

SIGNED AND DELIVERED in the presence of:

Signature of Witness	Employee Signature

Name of Witness (Print)	Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

Employment Contract – Cathy Zhai

January 2, 2007

APPENDIX “C”

* NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY - SUMMARY

Insider Trading: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat’s shares throughout the year.

Guidelines:  The policy contains two general guidelines as follows:

1.

An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

2.

Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

Specific Rules:  The policy contains the following specific rules, among others.  Please read the entire Policy attached for the complete rules.

1.

Financial Staff: No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

2.

Directors, Officers, Employees: No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.

All Insiders: No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Employment Contract – Cathy Zhai

January 2, 2007

Procedures for Reporting:  Where a named Insider for reporting purposes makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change).

NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY

Policy Summary

Norsat’s Common Shares are listed and traded on The Toronto Stock Exchange (the “TSE”) and NASDAQ.  Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for “insider trading”.  This term refers to trading by “insiders” of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market).  Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000.  This Policy is reviewed and revised periodically.  Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading.  This document is to assist directors, officers and employees in complying with the requirements and is not intended to be an exhaustive summary of the applicable legislative requirements.  Underlying all of this - use your common sense and be prudent.  Any questions should be directed to the Chief Financial Officer or Corporate Secretary.

1.

Trading in Securities and Tipping

a)

No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

b)

No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after two business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

c)

No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

d)

Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is

Employment Contract – Cathy Zhai

January 2, 2007

permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or the Chief Financial Officer of the Company.

e)

Subject to (a) (b) (c) and (d) above, trading in the Company’s shares is permitted throughout the year by all employees, directors and officers.

f)

All trades of the Company’s securities by “reporting insiders” (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g)

“Trading” includes the receipt or exercise of stock options granted by the Company.

IF YOU FAIL TO OBSERVE THIS POLICY, YOU AND NORSAT MAY BE LEGALLY LIABLE UNDER APPLICABLE SECURITIES LAWS.

Overview

When may a director, officer or employee properly buy or sell shares in Norsat?  There is no simple, uniform answer to this question, but it underscores the importance of a policy of adequate and timely disclosure both for the benefit of the investing public and for the protection of management and the Company.  Public disclosure at the earliest stages of new developments may be premature, and the best interests of Norsat and its shareholders may require secrecy about new developments before they reach the stage where public disclosure is appropriate.  Still, hindsight is remarkably keen and the accusation can always be made that a purchase or sale of shares by a director, officer or employee was made because of inside knowledge of a future favourable or unfavourable development.

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others (“tipping”), if the information is “material” within the meaning of the securities laws.  Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material.  Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are “insiders” of the Company or who are in a “special relationship” with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself.  Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

Employment Contract – Cathy Zhai

January 2, 2007

Insiders

The following guidelines apply to “insiders” and others in a “special relationship” with Norsat (an “insider” or anyone in a “special relationship” with Norsat is hereinafter referred to as an “Insider”).  It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee.  A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

1.

Insider Trading

a)

Definition of Insider

While the definition of an Insider differs in the various jurisdictions, the definition of an Insider includes:

-

The Board of Directors and Officers, e.g.  (CEO and Vice Presidents) of Norsat.

-

All employees of Norsat.

-

Anyone who engages in any business or professional activity with Norsat.

-

Any director, officer, or employee of such person or company.

-

“Tippees”, i.e., people who receive confidential information from Insiders or other “tippees”.

b)

Guidelines

The policy contains two general guidelines as follows:

(1)

An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

(2)

Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

c)

Specific Rules

In addition to the two general guidelines set out above, the following specific rules should be observed:

(1)

No trading in securities of the Company by Insiders directly involved in the preparation of the Company’s, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company’s press release announcing the results for the fiscal period was disseminated.

Employment Contract – Cathy Zhai

January 2, 2007

(2)

No trading in securities of the Company by Insiders is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

(3)

If the Company announces a “black-out period” or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the “black-out period) until after one business day has elapsed from the date of dissemination of the material change.

(4)

No Insider may at any time sell short the securities of Norsat.

(5)

No Insider may at any time buy or sell a call or put option in respect of a security of Norsat.

(6)

In order to avoid possible inadvertent conflict with these guidelines, standing sell orders or standing purchase orders should not be left with a broker.

Securities include, without limitation, the shares and options of Norsat.

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities.  Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.

It is customary for Norsat to provide selected employees with monthly financial results.  Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed.  Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed.  The scope of persons having a “special relationship” with a company is very broad, and includes Insiders.

Employment Contract – Cathy Zhai

January 2, 2007

2.

Insider Reporting

a)

Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider for reporting purposes, to be any member of the Board of Directors, a 10% or greater shareholder, or senior officer, e.g. Vice President.

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider for reporting purposes, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b)

Procedures for Reporting

Where a named Insider for reporting purposes acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change) in order to comply with securities legislation in each of the relevant provinces.  Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports.  Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider’s ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Assistant to the Chief Financial Officer:

-

The trade date of the transaction (not the settlement date);

-

The nature of the transaction (acquired/disposed, etc.)

-

The number of securities acquired/disposed of; and

-

The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of his or her Insider Trading Reports.

______________________________

Cathy Zhai, Executive

THIS EMPLOYMENT AGREEMENT, dated as of October 1, 2006, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Randy Witten (the “Executive”).

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Vice-President, Sales, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its Vice-President of Sales. The start date for this position is January 1, 2007.

1.2

Norsat may, by mutual agreement, change the position in which the Executive is employed.

1.3

The Executive will report to the President & C.E.O. of Norsat.

1.4

The Executive will perform the duties and responsibilities that are reasonably assigned to him or her from time to time.

1.5

The Executive agrees to faithfully and to the best of his ability to serve Norsat and to devote his or her full time, skill and effort to Norsat as a full-time employee. Norsat recognizes that the Executive engages in business with, Satellite Consultants International, and the Executive confirms and agrees there is no conflict of interest with Norsat.

It is essential to the continued success of Norsat that all transactions are conducted with integrity and the Executive agrees to adhere to sound ethical and honest business practices, comply with applicable laws and conduct his activities in a manner that shall reflect favourably on the Executive and Norsat.

Employment Contract – Randy Witten

October 1,2006

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of USD $155,000.

2.2

The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat.  The current on-target level for the incentive compensation plan is 37.50%.

2.3

The Executive will be entitled for 0.75% override on all satellite sales and 1.50% on direct sales for Q1.

2.4

Norsat has granted the Executive a total of 75,000 stock options in accordance with the terms of Norsat’s stock option plan.

2.5

The Executive will be entitled to participate in all benefit plans that may be provided by Norsat to its employees.

2.6

The Executive shall be entitled to receive a monthly car allowance of USD $500.

2.7

Norsat shall reimburse the Executive for all reasonable and customary business expenses incurred by him in the performance of his duties hereunder, provided that the Executive shall submit vouchers and other supporting data to substantiate the amount of said expenses in accordance with Norsat’s corporate policies as implemented from time to time.

2.8

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

Employment Contract – Randy Witten

October 1, 2006

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

Employment Contract – Randy Witten

October 1, 2006

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

Employment Contract – Randy Witten

October 1, 2006

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

Executive: Randy Witten	NORSAT INTERNATIONAL INC. By: Amiee Chan President & CEO

Employment Contract – Randy Witten

October 1, 2006

APPENDIX “A”

PROTECTION OF NORSAT’S COMPUTERIZED

INFORMATION RESOURCES POLICY

Effective November 17, 2000

Norsat information resources, client information, research, design and administration files, are its most valuable assets.  It is important that access to, and use of, our firm's computers and network systems be limited to authorized, trained users in the course of performing the work of our firm.  Failure to comply with the following guidelines and prohibitions may result in disciplinary action, including dismissal.

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat’s commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1.

It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2.

   It is Norsat’s policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3.

   Employees will not use the Norsat’s Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4.

   Employees using Norsat’s accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5.

   Employee email signatures are limited to information specific to the individual’s corporate role.

6.

   Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

Employment Contract – Randy Witten

October 1, 2006

7.

Employees will not use Norsat email to distribute non-corporate information. When broad distribution of corporate information is required email of a full attachment to each recipient may not be the most efficient distribution path.  Consideration should always be given to saving the file to the file server and emailing a link (shortcut) to the file, particularly when sending to LAN users in the Burnaby office.

8.

Files downloaded from the Internet must be scanned with virus detection software before installation or execution.  All appropriate precautions should be taken to detect viruses and to prevent the infection of other machines.

9.

   Any software or files downloaded via the Internet into the company network become the property of Norsat. Any such files or software may be used only in ways that are consistent with their licenses or copyrights.

10.

No employee may use company facilities knowingly to download or distribute pirated software or data.

11.

The truth or accuracy of information on the Internet and in email should be considered suspect until confirmed by a separate and reliable source.

12.

Employees shall not place company material (copyrighted software, internal correspondence, etc.) on any publicly accessible Internet computer without prior permission.

13.

VPN connection to the Norsat network must be authorized by management and approved and configured by MIS.  All VPN must run encryption.

14.

The Internet does not guarantee the privacy and confidentiality of information. Sensitive material transferred over the Internet may be at risk of detection by a third party. Employees must exercise caution and care when transferring such material in any form.

15.

The company has software and systems in place that can monitor and record all Internet and e-mail usage. We want you to be aware that our security systems are capable of recording (for each and every user) each World Wide Web site visit, each chat, newsgroup or email message, and each file transfer into and out of our internal networks, and we reserve the right to do so at any time. No employee should have any expectation of privacy as to his or her Internet usage. MIS may review Internet activity and analyze usage patterns, and they may choose to publicize this data to assure that company Internet resources are devoted to maintaining the highest levels of productivity. Norsat reserves the right to inspect an employee's computer system for violations of this policy.

Employment Contract – Randy Witten

October 1, 2006

16.

Access to, distribution of, or downloading of pornographic or offensive content may result in immediate termination.

USE OF UNAUTHORIZED PROGRAMS AND SOFTWARE PROHIBITED

Computer "viruses", programs that corrupt and destroy information systems, have caused serious and, in some cases, irreparable damage to the information stored on computer systems at many organizations.  Generally these viruses are transmitted through email attachments, or are embedded in programs or files obtained from outside sources and brought in on floppy diskettes or CDs.  Viruses have also been found on commercially sold and authorized software diskettes and CDs.

In connection with its work, Norsat provides certain licensed software products.  In order to protect our information resources from possible corruption or destruction as described above, user installation or use of any software not provided by Norsat, or obtained from any other source whatsoever is strictly prohibited without prior approval and assistance from MIS. Any media from outside sources must be scanned using the most recent virus definitions prior to being loaded on any Norsat computer.

This prohibition specifically includes, but is not limited to, the use of programs obtained directly or indirectly from bulletin board services, enhancement programs to Norsat's authorized applications or software, Internet access products or browsers, and games of any kind.  Any questions which you may have in this regard must be addressed directly to the Help Desk at helpdesk@norsat.com.

CERTIFICATION OF ALL COMPUTER-READABLE DEVICES REQUIRED

In order to prevent the importing of a computer virus, all diskettes, CD's or other computer-readable devices received from sources outside of our company, including, but not limited to devices received from our clients, must be certified virus-free before they are used on any of our computers or drives.  Additionally, to prevent us from spreading a computer virus to any of our clients or other parties, all diskettes, CDs, or other computer-readable devices created or used at our company must be certified virus-free before being released to a third party.  This certification must be performed by our LAN Administrator.

UNAUTHORIZED ACCESS TO NETWORK OR APPLICATIONS PROHIBITED

Norsat employees may have access only to those computer applications for which they have been trained, and which they are authorized to use.  Employees who are not authorized to do so may not attempt to gain access to Norsat's computers or network, nor may employees who are authorized to access specific applications attempt to access other applications which they have not been specifically authorized to use.  Any questions which you may have in this regard must be addressed directly to MIS.

Employment Contract – Randy Witten

October 1, 2006

CONFIDENTIALITY OF NETWORK PASSWORDS REQUIRED

Network users are responsible for any network activity performed under their user name and password.  Passwords should be kept confidential and not divulged to any other individuals, including other employees, so as to prevent unauthorized access.  Certain network activities are recorded by user name in activity audit logs, which are reviewed by the manager of information systems and LAN administrator.  Your disclosure of your password - even to a trusted office colleague - will interfere with computer security and compromise our information systems.  Don't do it.

Users must periodically change their passwords as instructed by a member of our Information Systems Department.  Requests for specific user names and passwords will not be considered.

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company.  When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat's offices, you must log out of the network to prevent unauthorized access to confidential information.

SECURITY OF LAPTOPS

Laptops are issued with Defcon Security cables.  It is the responsibility of all Laptop users to insure that the Defcon is used at all times.  This includes while at the office and whenever traveling.  If you require clarification on the use of the Defcon contact MIS HELP DESK.

If you have any questions or require clarification of any information contained in this Policy, please contact MIS.

I have read and understand this “PROTECTION OF NORSAT’S COMPUTERIZED INFORMATION RESOURCES POLICY” and agree to abide by the policies as written.

Employee Signature:	Date:

Employment Contract – Randy Witten

October 1, 2006

APPENDIX “B”

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches (“Norsat") possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an Employee, I covenant and agree that:

1.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, divulge, publish or otherwise reveal, either directly or indirectly or through any person, firm or corporation, any information concerning the business affairs of Norsat or any secrets of Norsat (including, without limiting the generality of the foregoing, any information, whether written or oral, pertaining to technology, know-how, trade secrets, data, processes, inventions, developments, formulations, applications, methods of manufacture, information pertaining to existing or potential customers, suppliers, markets, contracts, prices, programs, strategies and products, or information pertaining to Norsat employees) to any person or persons, without the prior written consent of Norsat;

2.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, use, for my own purposes or for any purposes other than those of Norsat, any information which I may acquire with respect to the business and affairs of Norsat;

3.

I will, during the term of my employment and at all times thereafter, keep confidential all information and materials provided to me by Norsat, excepting only such information as is already or hereafter becomes known to the public, including any such information and materials relating to any customer, supplier or other party transacting business with Norsat, and not to release, use or disclose the same without the prior written consent of Norsat; and

4.

Each of the above covenants shall survive the termination of my employment by Norsat, even if occasioned by a breach or wrongful termination by Norsat.

5.

Any and all inventions, discoveries, developments, modifications, procedures, practices, ideas, innovations, systems, programs, know-how or designs which I may develop during my employment by Norsat shall be the property of Norsat and I will execute applications for patents or copyrights in respect thereof, if and when requested by Norsat, and/or assign

Employment Contract – Randy Witten

October 1, 2006

the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this	day of

SIGNED AND DELIVERED in the presence of:

Signature of Witness	Employee Signature

Name of Witness (Print)	Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

Employment Contract – Randy Witten

October 1, 2006

APPENDIX “C”

* NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY - SUMMARY

Insider Trading: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat’s shares throughout the year.

Guidelines:  The policy contains two general guidelines as follows:

1.

An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

2.

Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

Specific Rules:  The policy contains the following specific rules, among others.  Please read the entire Policy attached for the complete rules.

1.

Financial Staff: No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

2.

Directors, Officers, Employees: No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.

All Insiders: No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Employment Contract – Randy Witten

October 1, 2006

Procedures for Reporting:  Where a named Insider for reporting purposes makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change).

NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY

Policy Summary

Norsat’s Common Shares are listed and traded on The Toronto Stock Exchange (the “TSE”) and NASDAQ.  Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for “insider trading”.  This term refers to trading by “insiders” of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market).  Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000.  This Policy is reviewed and revised periodically.  Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading.  This document is to assist directors, officers and employees in complying with the requirements and is not intended to be an exhaustive summary of the applicable legislative requirements.  Underlying all of this - use your common sense and be prudent.  Any questions should be directed to the Chief Financial Officer or Corporate Secretary.

1.

Trading in Securities and Tipping

a)

No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

b)

No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after two business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

c)

No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

d)

Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is

Employment Contract – Randy Witten

October 1, 2006

permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or the Chief Financial Officer of the Company.

e)

Subject to (a) (b) (c) and (d) above, trading in the Company’s shares is permitted throughout the year by all employees, directors and officers.

f)

All trades of the Company’s securities by “reporting insiders” (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g)

“Trading” includes the receipt or exercise of stock options granted by the Company.

IF YOU FAIL TO OBSERVE THIS POLICY, YOU AND NORSAT MAY BE LEGALLY LIABLE UNDER APPLICABLE SECURITIES LAWS.

Overview

When may a director, officer or employee properly buy or sell shares in Norsat?  There is no simple, uniform answer to this question, but it underscores the importance of a policy of adequate and timely disclosure both for the benefit of the investing public and for the protection of management and the Company.  Public disclosure at the earliest stages of new developments may be premature, and the best interests of Norsat and its shareholders may require secrecy about new developments before they reach the stage where public disclosure is appropriate.  Still, hindsight is remarkably keen and the accusation can always be made that a purchase or sale of shares by a director, officer or employee was made because of inside knowledge of a future favourable or unfavourable development.

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others (“tipping”), if the information is “material” within the meaning of the securities laws.  Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material.  Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are “insiders” of the Company or who are in a “special relationship” with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself.  Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

Employment Contract – Randy Witten

October 1, 2006

Insiders

The following guidelines apply to “insiders” and others in a “special relationship” with Norsat (an “insider” or anyone in a “special relationship” with Norsat is hereinafter referred to as an “Insider”).  It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee.  A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

1.

Insider Trading

a)

Definition of Insider

While the definition of an Insider differs in the various jurisdictions, the definition of an Insider includes:

-

The Board of Directors and Officers, e.g.  (CEO and Vice Presidents) of Norsat.

-

All employees of Norsat.

-

Anyone who engages in any business or professional activity with Norsat.

-

Any director, officer, or employee of such person or company.

-

“Tippees”, i.e., people who receive confidential information from Insiders or other “tippees”.

b)

Guidelines

The policy contains two general guidelines as follows:

(1)

An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

(2)

Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

c)

Specific Rules

In addition to the two general guidelines set out above, the following specific rules should be observed:

(1)

No trading in securities of the Company by Insiders directly involved in the preparation of the Company’s, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company’s press release announcing the results for the fiscal period was disseminated.

Employment Contract – Randy Witten

October 1, 2006

(2)

No trading in securities of the Company by Insiders is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

(3)

If the Company announces a “black-out period” or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the “black-out period) until after one business day has elapsed from the date of dissemination of the material change.

(4)

No Insider may at any time sell short the securities of Norsat.

(5)

No Insider may at any time buy or sell a call or put option in respect of a security of Norsat.

(6)

In order to avoid possible inadvertent conflict with these guidelines, standing sell orders or standing purchase orders should not be left with a broker.

Securities include, without limitation, the shares and options of Norsat.

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities.  Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.

It is customary for Norsat to provide selected employees with monthly financial results.  Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed.  Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed.  The scope of persons having a “special relationship” with a company is very broad, and includes Insiders.

Employment Contract – Randy Witten

October 1, 2006

2.

Insider Reporting

a)

Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider for reporting purposes, to be any member of the Board of Directors, a 10% or greater shareholder, or senior officer, e.g. Vice President.

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider for reporting purposes, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b)

Procedures for Reporting

Where a named Insider for reporting purposes acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change) in order to comply with securities legislation in each of the relevant provinces.  Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports.  Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider’s ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Assistant to the Chief Financial Officer:

-

The trade date of the transaction (not the settlement date);

-

The nature of the transaction (acquired/disposed, etc.)

-

The number of securities acquired/disposed of; and

-

The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of his or her Insider Trading Reports.

______________________________

Randy Witten, Executive

THIS EMPLOYMENT AGREEMENT, dated as of October 1, 2006, is made between Norsat International Inc., a company incorporated under the laws of British Columbia (“Norsat”) and Pervez Siddiqui  (the “Executive”).

A.

WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B.

AND WHEREAS the Executive has agreed to accept Norsat’s offer of employment as Vice-President, Operations, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

POSITION AND DUTIES

1.1

Norsat will employ the Executive as its Vice-President of Marketing.  The start date for this position will be May 1, 2006.

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

Employment Contract – Pervez Siddiqui

October 1, 2006

2.

COMPENSATION AND BENEFITS

2.1

Norsat will pay the Executive an annual base salary of CDN $110,000.

2.2

The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat.  The current on-target level for the incentive compensation plan is 37.50%.

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

Employment Contract – Pervez Siddiqui

October 1, 2006

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

Employment Contract – Pervez Siddiqui

October 1, 2006

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

Employment Contract – Pervez Siddiqui

October 1, 2006

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

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement and agree that it is to be effective on the date first above written.

Executive: Pervez Siddiqui	NORSAT INTERNATIONAL INC. By: Amiee Chan President & CEO

Employment Contract – Pervez Siddiqui

October 1, 2006

APPENDIX “A”

PROTECTION OF NORSAT’S COMPUTERIZED

INFORMATION RESOURCES POLICY

Effective November 17, 2000

Norsat information resources, client information, research, design and administration files, are its most valuable assets.  It is important that access to, and use of, our firm's computers and network systems be limited to authorized, trained users in the course of performing the work of our firm.  Failure to comply with the following guidelines and prohibitions may result in disciplinary action, including dismissal.

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat’s commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1.

It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2.

   It is Norsat’s policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3.

   Employees will not use the Norsat’s Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4.

   Employees using Norsat’s accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5.

   Employee email signatures are limited to information specific to the individual’s corporate role.

6.

   Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

Employment Contract – Pervez Siddiqui

October 1, 2006

7.

Employees will not use Norsat email to distribute non-corporate information. When broad distribution of corporate information is required email of a full attachment to each recipient may not be the most efficient distribution path.  Consideration should always be given to saving the file to the file server and emailing a link (shortcut) to the file, particularly when sending to LAN users in the Burnaby office.

8.

Files downloaded from the Internet must be scanned with virus detection software before installation or execution.  All appropriate precautions should be taken to detect viruses and to prevent the infection of other machines.

9.

   Any software or files downloaded via the Internet into the company network become the property of Norsat. Any such files or software may be used only in ways that are consistent with their licenses or copyrights.

10.

No employee may use company facilities knowingly to download or distribute pirated software or data.

11.

The truth or accuracy of information on the Internet and in email should be considered suspect until confirmed by a separate and reliable source.

12.

Employees shall not place company material (copyrighted software, internal correspondence, etc.) on any publicly accessible Internet computer without prior permission.

13.

VPN connection to the Norsat network must be authorized by management and approved and configured by MIS.  All VPN must run encryption.

14.

The Internet does not guarantee the privacy and confidentiality of information. Sensitive material transferred over the Internet may be at risk of detection by a third party. Employees must exercise caution and care when transferring such material in any form.

15.

The company has software and systems in place that can monitor and record all Internet and e-mail usage. We want you to be aware that our security systems are capable of recording (for each and every user) each World Wide Web site visit, each chat, newsgroup or email message, and each file transfer into and out of our internal networks, and we reserve the right to do so at any time. No employee should have any expectation of privacy as to his or her Internet usage. MIS may review Internet activity and analyze usage patterns, and they may choose to publicize this data to assure that company Internet resources are devoted to maintaining the highest levels of productivity. Norsat reserves the right to inspect an employee's computer system for violations of this policy.

Employment Contract – Pervez Siddiqui

October 1, 2006

16.

Access to, distribution of, or downloading of pornographic or offensive content may result in immediate termination.

USE OF UNAUTHORIZED PROGRAMS AND SOFTWARE PROHIBITED

Computer "viruses", programs that corrupt and destroy information systems, have caused serious and, in some cases, irreparable damage to the information stored on computer systems at many organizations.  Generally these viruses are transmitted through email attachments, or are embedded in programs or files obtained from outside sources and brought in on floppy diskettes or CDs.  Viruses have also been found on commercially sold and authorized software diskettes and CDs.

In connection with its work, Norsat provides certain licensed software products.  In order to protect our information resources from possible corruption or destruction as described above, user installation or use of any software not provided by Norsat, or obtained from any other source whatsoever is strictly prohibited without prior approval and assistance from MIS. Any media from outside sources must be scanned using the most recent virus definitions prior to being loaded on any Norsat computer.

This prohibition specifically includes, but is not limited to, the use of programs obtained directly or indirectly from bulletin board services, enhancement programs to Norsat's authorized applications or software, Internet access products or browsers, and games of any kind.  Any questions which you may have in this regard must be addressed directly to the Help Desk at helpdesk@norsat.com.

CERTIFICATION OF ALL COMPUTER-READABLE DEVICES REQUIRED

In order to prevent the importing of a computer virus, all diskettes, CD's or other computer-readable devices received from sources outside of our company, including, but not limited to devices received from our clients, must be certified virus-free before they are used on any of our computers or drives.  Additionally, to prevent us from spreading a computer virus to any of our clients or other parties, all diskettes, CDs, or other computer-readable devices created or used at our company must be certified virus-free before being released to a third party.  This certification must be performed by our LAN Administrator.

UNAUTHORIZED ACCESS TO NETWORK OR APPLICATIONS PROHIBITED

Norsat employees may have access only to those computer applications for which they have been trained, and which they are authorized to use.  Employees who are not authorized to do so may not attempt to gain access to Norsat's computers or network, nor may employees who are authorized to access specific applications attempt to access other applications which they have not been specifically authorized to use.  Any questions which you may have in this regard must be addressed directly to MIS.

Employment Contract – Pervez Siddiqui

October 1, 2006

CONFIDENTIALITY OF NETWORK PASSWORDS REQUIRED

Network users are responsible for any network activity performed under their user name and password.  Passwords should be kept confidential and not divulged to any other individuals, including other employees, so as to prevent unauthorized access.  Certain network activities are recorded by user name in activity audit logs, which are reviewed by the manager of information systems and LAN administrator.  Your disclosure of your password - even to a trusted office colleague - will interfere with computer security and compromise our information systems.  Don't do it.

Users must periodically change their passwords as instructed by a member of our Information Systems Department.  Requests for specific user names and passwords will not be considered.

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company.  When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat's offices, you must log out of the network to prevent unauthorized access to confidential information.

SECURITY OF LAPTOPS

Laptops are issued with Defcon Security cables.  It is the responsibility of all Laptop users to insure that the Defcon is used at all times.  This includes while at the office and whenever traveling.  If you require clarification on the use of the Defcon contact MIS HELP DESK.

If you have any questions or require clarification of any information contained in this Policy, please contact MIS.

I have read and understand this “PROTECTION OF NORSAT’S COMPUTERIZED INFORMATION RESOURCES POLICY” and agree to abide by the policies as written.

Employee Signature:	Date:

Employment Contract – Pervez Siddiqui

October 1, 2006

APPENDIX “B”

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches (“Norsat") possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an Employee, I covenant and agree that, unless it is related to my job:

1.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, divulge, publish or otherwise reveal, either directly or indirectly or through any person, firm or corporation, any information concerning the business affairs of Norsat or any secrets of Norsat (including, without limiting the generality of the foregoing, any information, whether written or oral, pertaining to technology, know-how, trade secrets, data, processes, inventions, developments, formulations, applications, methods of manufacture, information pertaining to existing or potential customers, suppliers, markets, contracts, prices, programs, strategies and products, or information pertaining to Norsat employees) to any person or persons, without the prior written consent of Norsat;

2.

I will not, either during the continuance of my employment by Norsat or at any time thereafter, use, for my own purposes or for any purposes other than those of Norsat, any information which I may acquire with respect to the business and affairs of Norsat;

3.

I will, during the term of my employment and at all times thereafter, keep confidential all information and materials provided to me by Norsat, excepting only such information as is already or hereafter becomes known to the public, including any such information and materials relating to any customer, supplier or other party transacting business with Norsat, and not to release, use or disclose the same without the prior written consent of Norsat; and

4.

Each of the above covenants shall survive the termination of my employment by Norsat, even if occasioned by a breach or wrongful termination by Norsat.

5.

Any and all inventions, discoveries, developments, modifications, procedures, practices, ideas, innovations, systems, programs, know-how or designs which I may develop during my employment by Norsat shall be the property of Norsat and I will execute applications for patents or copyrights in respect thereof, if and when requested by Norsat, and/or assign

Employment Contract – Pervez Siddiqui

October 1, 2006

the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this	day of

SIGNED AND DELIVERED in the presence of:

Signature of Witness	Employee Signature

Name of Witness (Print)	Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

Employment Contract – Pervez Siddiqui

October 1, 2006

APPENDIX “C”

* NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY - SUMMARY

Insider Trading: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat’s shares throughout the year.

Guidelines:  The policy contains two general guidelines as follows:

1.

An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

2.

Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

Specific Rules:  The policy contains the following specific rules, among others.  Please read the entire Policy attached for the complete rules.

1.

Financial Staff: No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

2.

Directors, Officers, Employees: No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

3.

All Insiders: No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Employment Contract – Pervez Siddiqui

October 1, 2006

Procedures for Reporting:  Where a named Insider for reporting purposes makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change).

NORSAT INTERNATIONAL INC.

INSIDER TRADING POLICY

Policy Summary

Norsat’s Common Shares are listed and traded on The Toronto Stock Exchange (the “TSE”) and NASDAQ.  Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for “insider trading”.  This term refers to trading by “insiders” of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market).  Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000.  This Policy is reviewed and revised periodically.  Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading.  This document is to assist directors, officers and employees in complying with the requirements and is not intended to be an exhaustive summary of the applicable legislative requirements.  Underlying all of this - use your common sense and be prudent.  Any questions should be directed to the Chief Financial Officer or Corporate Secretary.

1.

Trading in Securities and Tipping

a)

No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

b)

No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after two business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

c)

No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any “black-out period” announced by the Company.  Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the “black-out period” has ended.

d)

Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is

Employment Contract – Pervez Siddiqui

October 1, 2006

permitted to trade, either directly or indirectly, in the Company’s shares or to disclose that information except as required in the necessary course of business.  Any concern over the interpretation of this rule should be referred to either the President or the Chief Financial Officer of the Company.

e)

Subject to (a) (b) (c) and (d) above, trading in the Company’s shares is permitted throughout the year by all employees, directors and officers.

f)

All trades of the Company’s securities by “reporting insiders” (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g)

“Trading” includes the receipt or exercise of stock options granted by the Company.

IF YOU FAIL TO OBSERVE THIS POLICY, YOU AND NORSAT MAY BE LEGALLY LIABLE UNDER APPLICABLE SECURITIES LAWS.

Overview

When may a director, officer or employee properly buy or sell shares in Norsat?  There is no simple, uniform answer to this question, but it underscores the importance of a policy of adequate and timely disclosure both for the benefit of the investing public and for the protection of management and the Company.  Public disclosure at the earliest stages of new developments may be premature, and the best interests of Norsat and its shareholders may require secrecy about new developments before they reach the stage where public disclosure is appropriate.  Still, hindsight is remarkably keen and the accusation can always be made that a purchase or sale of shares by a director, officer or employee was made because of inside knowledge of a future favourable or unfavourable development.

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others (“tipping”), if the information is “material” within the meaning of the securities laws.  Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material.  Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are “insiders” of the Company or who are in a “special relationship” with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself.  Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

Insiders

Employment Contract – Pervez Siddiqui

October 1, 2006

The following guidelines apply to “insiders” and others in a “special relationship” with Norsat (an “insider” or anyone in a “special relationship” with Norsat is hereinafter referred to as an “Insider”).  It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee.  A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

1.

Insider Trading

a)

Definition of Insider

While the definition of an Insider differs in the various jurisdictions, the definition of an Insider includes:

-

The Board of Directors and Officers, e.g.  (CEO and Vice Presidents) of Norsat.

-

All employees of Norsat.

-

Anyone who engages in any business or professional activity with Norsat.

-

Any director, officer, or employee of such person or company.

-

“Tippees”, i.e., people who receive confidential information from Insiders or other “tippees”.

b)

Guidelines

The policy contains two general guidelines as follows:

(1)

An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

(2)

Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person’s duties to Norsat.

c)

Specific Rules

In addition to the two general guidelines set out above, the following specific rules should be observed:

(1)

No trading in securities of the Company by Insiders directly involved in the preparation of the Company’s, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company’s press release announcing the results for the fiscal period was disseminated.

Employment Contract – Pervez Siddiqui

October 1, 2006

(2)

No trading in securities of the Company by Insiders is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.

(3)

If the Company announces a “black-out period” or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the “black-out period) until after one business day has elapsed from the date of dissemination of the material change.

(4)

No Insider may at any time sell short the securities of Norsat.

(5)

No Insider may at any time buy or sell a call or put option in respect of a security of Norsat.

(6)

In order to avoid possible inadvertent conflict with these guidelines, standing sell orders or standing purchase orders should not be left with a broker.

Securities include, without limitation, the shares and options of Norsat.

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities.  Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.

It is customary for Norsat to provide selected employees with monthly financial results.  Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed.  Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed.  The scope of persons having a “special relationship” with a company is very broad, and includes Insiders.

2.

Insider Reporting

Employment Contract – Pervez Siddiqui

October 1, 2006

a)

Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider for reporting purposes, to be any member of the Board of Directors, a 10% or greater shareholder, or senior officer, e.g. Vice President.

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider for reporting purposes, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b)

Procedures for Reporting

Where a named Insider for reporting purposes acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (within 10 calendar days of the ownership change) in order to comply with securities legislation in each of the relevant provinces.  Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports.  Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider’s ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Assistant to the Chief Financial Officer:

-

The trade date of the transaction (not the settlement date);

-

The nature of the transaction (acquired/disposed, etc.)

-

The number of securities acquired/disposed of; and

-

The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of his or her Insider Trading Reports.

______________________________

Pervez Siddiqui, Executive

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 31, 2007	“Amiee Chan”
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
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Cathy Zhai, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 31, 2007	“Cathy Zhai”
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

Date:	March 31, 2007	“Amiee Chan”
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

Date:	March 31, 2007	“Cathy Zhai”
Cathy Zhai
Chief Financial Officer