Form 20-F
period 2007-12-31
Norsat International Inc.
filed 2008-04-01
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

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

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 50,646,026 common shares.

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

X Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer___

Accelerated filer___

Non-accelerated filer_X_

Indicate by check mark which financial statement item the registrant has elected to follow.

X Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes X No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐No

Table Of Contents

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

19

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

A.

OPERATING RESULTS

19

B.

LIQUIDITY AND CAPITAL RESOURCES

27

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

28

D.

TREND INFORMATION

28

E.

OFF-BALANCE SHEET ARRANGEMENTS

29

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

29

G.

SAFE HARBOR

29

6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

30

A.

DIRECTORS AND SENIOR MANAGEMENT

30

B.

COMPENSATION

32

C.

BOARD PRACTICES

34

D.

EMPLOYEES

37

E.

SHARE OWNERSHIP

38

7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

40

A.

MAJOR SHAREHOLDERS

40

B.

RELATED PARTY TRANSACTIONS

40

C.

INTERESTS OF EXPERTS AND COUNSEL

40

8.

FINANCIAL INFORMATION

41

A.

CONSOLIDATED FINANCIAL STATEMENTS

41

B.

 SIGNIFICANT CHANGES

78

9.

THE OFFER AND LISTING

79

10.

ADDITIONAL INFORMATION

80

A.

SHARE CAPITAL

80

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

80

C.

MATERIAL CONTRACTS

82

D.

EXCHANGE CONTROLS

83

E.

TAXATION

83

F.

DIVIDENDS AND PAYING AGENTS

86

G.

STATEMENT BY EXPERTS

87

H.

DOCUMENTS ON DISPLAY

87

I.

SUBSIDIARY INFORMATION

87

11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

87

12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

88

PART II

88

13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

88

14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

88

15.

CONTROLS AND PROCEDURES

88

16.A.

AUDIT COMMITTEE FINANCIAL EXPERT

89

16.B.  CODE OF ETHICS

90

16.C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

90

16.D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

90

16.E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER

91

PART III

91

17.

FINANCIAL STATEMENTS

91

18.

FINANCIAL STATEMENTS

91

19.

EXHIBITS

91

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in Canadian dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.

KEY INFORMATION

A.

Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc.(“the Company”, or “Norsat”) for the last five fiscal years ended December 31, 2007, 2006, 2005, 2004, and 2003 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for the last three fiscal years ended December 31, 2007, 2006, and 2005 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Information for the year ended December 31, 2004 and 2003 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

Reference is made to Note 23 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2007	2006	2005	2004	2003
Sales ($000’s)	17,581	15,256	18,116	17,521	12,980
Earnings (loss) from operations ($000’s)	1,522	(4,397)	(5,888)	429	(8,169)
Net earnings (loss) ($000’s)	1,522	(4,348)	(5,889)	1,153	(8,245)
Earnings (loss) per share from operations – basic and diluted ($)	0.03	(0.09)	(0.14)	0.01	(0.23)
Earnings (loss) per share – basic and diluted ($)	0.03	(0.09)	(0.14)	0.03	(0.23)
Weighted average number of shares – basic (000s)	50,599	46,681	42,518	40,282	36,101
Weighted average number of shares – diluted (000s)	55,806	46,681	42,518	40,721	36,101
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	9,445	9,820	10,524	12,199	9,515
Net assets ($000s)	5,747	3,583	3,554	8,096	5,175
Long-term debt (excluding current portion) ($000s)	-	-	2,008	1,468	1,271
Capital Stock ($000s)	45,243	44,855	41,416	40,901	39,153

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2007	2006	2005 (Restated)	2004	2003
Sales ($000’s)	17,581	15,256	18,116	17,521	12,980
Earnings (loss) from operations ($000’s)	1,622	(3,986)	(5,170)	897	(7,349)
Net earnings (loss) ($000’s)	1,622	(3,934)	(5,170)	1,622	(7,425)
Earnings (loss) per share from operations – basic and diluted ($)	0.03	(0.08)	(0.12)	0.02	(0.21)
Earnings (loss) per share – basic and diluted ($)	0.03	(0.08)	(0.12)	0.04	(0.21)
Weighted average number of shares – basic (000s)	50,599	46,681	42,518	40,282	36,101
Weighted average number of shares – diluted (000s)	55,806	46,681	42,518	40,721	36,101
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	9,445	9,817	10,507	12,632	9,991
Net assets ($000s)	5,747	3,504	3,219	7,593	4,330
Long-term debt (excluding current portion ($000s)	-	-	2,322	2,404	2,593
Capital Stock ($000s)	119,786	119,398	116,401	115,535	113,788

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.

The exchange rate as of the date of close of business on March 28, 2008 was 1.0215.

The following tables set out the Exchange Rates, based on the noon buying rates for the Bank of Canada, for the conversion of United States dollars into Canadian dollars (“Exchange Rates”).

Table I presents the range of high and low Exchange Rates for each of the six month periods ending February 29th, January 31st, December 31st, November 30th, October 31st and September 30th  (collectively “Month Close Dates”)

Table II presents the average of the Exchange Rates on each of the Month Close Dates.

TABLE I	Last Six Months Ended
	2008		2007
	Feb.	Jan.	Dec.	Nov.	Oct.	Sep.
High for period	0.9854	1.0088	0.9914	1.0020	0.9545	0.9986
Low for period	0.9755	0.9982	0.9801	0.9937	0.9440	0.9913

TABLE II	Year Ended December 31
	2007	2006	2005	2004	2003
Average for period	1.0767	1.1344	1.2116	1.3015	1.4015

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2007, the Company has accumulated a deficit of $44,649,604. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the fourth quarter of 2007. However, it cannot be used as an indication of the Company’s future performance.

On March 28, 2007 the Company repaid the US$2 million convertible debt partially through a short term financing at cheaper costs since the short term financing bears the same interest rate without the convertible feature. The retirement of the convertible debenture reflects on management’s commitment to strengthen the Company’s financial foundation on a compressed schedule.  However, the Company’s ability to meet its short term debt obligations depends on its success in future operations which are not fully predictable due to a rapidly changing economic environment.

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

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the satellite products must meet the needs of the Company’s existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company will not achieve profitability in the satellite communications industry and it may not be able to participate in selling these new technologies or products.

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

If the Company fails to sell the products to one or more targeted customers in any particular period, or are unable to diversify  the customer base and segments, its ability to generate  revenues, achieve profitability, and meet debt obligations generally as they become due will be adversely affected.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of uneven sales and delays associated with selling to the Government sector. There are additional risks associated with non-US companies such as Norsat directly supplying to the US military.

The Company has supplier concentration and some suppliers may circumvent us and sell directly to the Company’s customers. The Company purchases substantially all of its microwave products from six suppliers, and certain critical components for its Satellite Systems products from sole source suppliers.  If any of these suppliers is unable or unwilling to supply products to the Company at prices that the Company deems fair, or if the Company is unable to diversify its supplier base, the revenues and profits will be adversely affected. If any of these suppliers decide to enter the component market and sell directly to our customers, the revenues and profits will be adversely affected.

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

The Company’s ability to compete effectively will depend on its ability to increase sales; attract new customers in a timely and cost effective manner and sell these products at competitive prices.  The Company is dependent on others for the supply and manufacture of components and products it sells.  The Company has outsourced substantially all of the manufacturing of the microwave products it sells and for some of its portable satellite systems the Company relies on its suppliers to provide components for the production of these satellite systems. If either the manufacturers or suppliers cannot deliver products to the Company on time, its revenues and profits will be adversely affected.

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds four patents (US Patents # 5,019,910,  6,931,245 and 7,218,289; European Patent #1 184 930) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company has also enacted a policy requiring its front-facing personnel, such as salespeople, to input the details of their customer interactions into a customer relationship management tool.  The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

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

The Company has had high employee turnover. In 2007, twenty-one employees were terminated or resigned and nineteen employees were hired. High employee turnover affects knowledge retention, the effectiveness of processes, the value of existing intellectual property, and the ability to hire qualified candidates and maintain the healthy relationships with outside parties. The Company continues to evolve its hiring practices and is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover in the short term.

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

The Company intends to expand its international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies. These external risks may not be under the Company’s control. Additional human and financial resources may be required for this expansion which the Company may not be able to attract or afford.  Failure to expand internationally may impact the Company’s prospects for revenue growth and profitability.

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

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of the Company’s satellite products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products. The Company is also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued, and the number of shares available for future issuance may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 Common Shares authorized, of which 50,646,026 were outstanding at December 31, 2007 and an additional 7,583,977 Common Shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued Common Shares. Any series of Preferred Stock, if and when established and issued, could also have rights superior to the Company’s Common Shares, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

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

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. Although majority of the Company’s sales are in U.S. dollars, it has a natural hedge in that it also purchases majority of its inventory in US dollars.  The Company engages in hedging transactions to mitigate foreign exchange risks for large sale transactions.

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

2.

Norsat was incorporated under and continues to operate under the laws of the Province of British Columbia, Canada. The Company is administered from British Columbia. The corporate laws pertinent to Norsat are those of the Province of British Columbia, although it is also subject to the securities legislation of British Columbia, Ontario and the United States.

3.

The Company’s principal business is located at the following address:

110- 4020 Viking Way

Richmond, British Columbia

Canada V6V 2L4

Telephone: 604-821-2800

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

2007

The Company launched a line of Low Noise Amplifiers, the GlobeTrekker X-band and the Rapid Application Development Environment variant of the GlobeTrekker, which includes an environmentally-controlled baseband enclosure that is compatible with most commercial and specialized modems.

In addition, the Company introduced the Extended Ku-Band Transmitter and unveiled the Norsat Rover, a single backpack portable satellite terminal.

The Company received a United States patent for the GLOBETrekker TM design and a European patent for its frequency selective surface waveguide filter design.

5.

Capital Expenditures -

During 2007, the Company made net purchases of property and equipment in the amounts of $123,495 primarily relating to the purchase of an upgraded ERP system and test equipment. There are currently no major capital projects or divestitures in progress.

B.

Business overview

1. Norsat Business and Principal Activities

Norsat designs, develops and markets satellite ground equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

While Norsat’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs. Currently, approximately 75% of sales continues to be earned from the US military sector. As a result, sales can have significant swings from quarter to quarter due to the timing of orders from the US government.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	2007	2006	2005
Canada	$582,901	$935,400	$448,521
United States	11,643,016	9,192,540	15,596,375
Europe and other	5,355,555	5,128,256	2,071,574
	$17,581,472	$15,256,196	$18,116,470

The Company’s portfolio of satellite ground equipment comprises primarily of microwave components and portable satellite systems. These components and systems are designed to interoperate with geostationary satellites orbiting the earth.

Business Segments

Norsat operates two strategic business segments: Microwave Products and Satellite Systems.  While both business segments provide core elements of the satellite ground infrastructure, the characteristics and dynamics of the markets in which the two business segments operate are unique.

Sales ($000’s)	2007	2006	2005
	$	$	$
Microwave	9,794	8,995	10,052
Satellite System	7,787	6,261	8,064
	17,581	15,256	18,116

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

Market Profile

The Company’s primary customers include resellers, system integrators, antenna manufacturers and service providers located in North America, Europe and Asia. These customers integrate Norsat’s components into a complete satellite solution for end user customers located all over the world. On the microwave components side of the business, the Company will be focusing on the solid-state amplifier line and on military satellite components.

Competition

The primary competition for this business unit comes from New Japan Radio Corporation and to a lesser extent from the Company’s own suppliers.

(b) Satellite Systems Business Segment

Products

Portable satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.  The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekker and OmniLink satellite systems.

The GLOBETrekker TM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles.  The GLOBETrekker TM is ideal for users who are highly mobile.  Examples of such users include Special Forces, first responders, business continuity managers, Search and Rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

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

Most programs within the government and broadcast sectors tend follow a formal competitive tendering process. From time to time, the government may indicate a preference for certain classes of vendors in the interest of social policy or national security objectives. As a result, it is critical that a vendor such as Norsat align themselves with such pre-qualified contractors.

The formality of the procurement process in the commercial sector tends to vary with the size of the company’s operations; larger companies tend to involve a lengthier sales cycle.

Competition

The competitive pressures in the United States Government market for portable satellite systems are markedly different from the broadcast and commercial markets. While there are some pricing pressures, they are less pronounced; system reliability, performance records and relationships with program offices are significantly more important. In this sector, the Company faces competition from GSC, a subsidiary of L3 (NYSE: LLL), TCS (NASDAQ: TSYS), Globecomm Systems (NASDAQ: GCOM) and privately held Gigasat. From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Datapath, a privately held company.  At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmecchanica, EADS, Lockheed Martin and Raytheon.

In the broadcast and commercial markets, the Company faces competition from terrestrial alternatives such as microwave radio vendors and the traditional providers of portable satellite systems including: Swe-Dish, VisLink PLC’s Advent business unit, Gigasat and Holkirk Communications. The Company also faces competition from service providers such as Caprock (www.caprock.com) and Spacenet, a subsidiary of Gilat.

2. Marketing

The Company sells most of its microwave components and portable satellite system, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force.

The Company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after-sales support infrastructure.

The Company continues to evolve its business model by (i) adding a recurring component through a range of services, to its revenue stream, (ii) undertaking the turnkey responsibility to deliver a comprehensive solution instead of selling point products, and (iii)  diversifying its base of customers to include non-defence customers.

3. Research and Development

Research and development activities and projects were focused on completing the GLOBETrekker family of products, modifying microwave components for various applications and submitting a number of patent applications. The Company spent approximately 4.5% of its annual revenues and allocated 20% of its staff towards research and development activities.

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

The Company has renewed interest in employing patent protection due to competition in its markets.  The Company has a patent portfolio of 4 patents.  Five patent applications were filed in 2007, three are pending. The Company does not believe that any single patent is material to our business as a whole.

C.

Organizational structure

As of December 31, 2007, the Company has two wholly-owned and active subsidiaries. These include Norsat International (UK) Ltd. incorporated and located in England and Norsat International (America) Inc. incorporated and located in the United States of America

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa region.

The mandate of Norsat International (America) Inc. is to market and support satellite systems into certain government markets.

On January 17, 2008 Norsat Korea Ltd. was granted incorporation status in the Republic of South Korea.  The mandate of Norsat Korea Ltd. is to perform research and development work and leverage lower cost production technologies for the microwave segment of the business.

D.

Property, plants and equipment

Description of Property

Our Company's head office and principal place of business has been located in Richmond, British Columbia, Canada since September 2006. The Company leases its head office premises.

The lease is for approximately 23,400 square feet of space.  This location houses the Company's corporate office, engineering and production department and includes warehouse space.  Most of the products are produced and shipped out of this location.

The monthly rent for this space is approximately $35,000 and is for a term of five years. The Company has the option for a further five-year term at the end of this lease, with a new rate to be negotiated.

In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Norsat also operates out of leased premises in Lincoln, England, and Maryland, USA.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.

UNRESOLVED STAFF COMMENTS

Not applicable

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating results

The following information should be read in conjunction with the Company’s 2007 consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 23 (restated) to the Company’s audited consolidated financial statements.  All amounts following are expressed in Canadian Dollars unless otherwise indicated.

The Company generates revenue from two business segments, Microwave Products and Satellite Systems as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these two business segments. Economic factors such as foreign exchange fluctuations, market prices of similar products and worldwide political environment may also play an important roll to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have materially affected, directly or indirectly the Company’s operations.

 Fiscal 2007 Compared to Fiscal 2006

	2007	2006
	$	$
Sales	17,581	15,256
Earnings(Loss) from operations before income taxes	1,522	(4,397)
Net earnings (loss)	1,522	(4,348)
Earnings (loss) per share from operations –
basic and diluted	.03	(0.09)
Earnings (loss) per share, – basic and diluted	.03	(0.09)
Total Assets	9,445	9,821
Long-term debt	nil	nil

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2007	$	$	$	$
Sales	4,408	4,527	3,954	4,692
Earnings from operations before income taxes	541	580	175	227
Net earnings	541	578	175	227
Earnings per share from operations – basic and diluted	0.01	0.01	0.00	0.00
Earnings per share – basic and diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	50,628	50,558	50,584	50,599
Diluted	53,855	55,371	55,769	55,806

2006	$	$	$	$
Sales	2,919	3,764	3,149	5,424
(Loss) earnings from continuing operations	(1,782)	(1,068)	(2,030)	481
Net (loss) earnings	(1,782)	(1,068)	(2,030)	532
(Loss) earnings per share from continuing operations	-	-	-	-
Basic and diluted	(0.04)	(0.02)	(0.04)	0.01
(Loss) earnings per share – Basic and diluted	(0.04)	(0.02)	(0.04)	0.01
Weighted average common shares outstanding	#	#	#	#
Basic and diluted	44,003	47,063	47,063	48,557

Results of Operations

Sales ($000’s)	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
Microwave	$2,683	$2,497	$2,504	$2,110	$ 9,794	$ 8,995
Satellite Systems	1,725	2,030	1,450	2,582	7,787	6,261
	$4,408	$4,527	$3,954	$4,692	$17,581	$15,256

Total sales for 2007 were $17.6 million, up from the $15.3 million earned in 2006.  Sales from Microwave Products were $9.8 million, up 9% from the $9.0 million in sales recorded in 2006.  Sales of Satellite Systems were $7.8 million, up 24%, compared to $6.3 million in 2006. The improvement was primarily a result of Norsat’s increased penetration of the market and higher sales from the Company’s reseller channels. Norsat will continue to grow the reseller sales channel to improve market reach.

Due to the nature of the Company’s business, management expects sequential sales will be uneven.   Norsat has a relatively small base of customers who often place orders that represent a significant share of sales for a given quarter, and the timing of these orders is unpredictable.

Gross Margin	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
Microwave	46%	53%	49%	42%	48%	43%
Satellite systems	63%	66%	51%	51%	58%	38%
Combined	53%	59%	50%	47%	52%	41%

The overall gross margin for 2007 was 52% compared to 41% in 2006.  The gross margin for Microwave Products was 48% compared to 43%. This increase was partially due to new product introductions at higher margins in 2007. The gross profit margin for the Satellite Systems increased to 58% in 2007 compared to 38% in 2006. Gross margins improved in 2007 as a result of increased sales of higher margin services and ancillary products. Margin improvements were due to a conscious effort to become a total solutions provider for customers.

Operating Costs ($000’s)	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
S G & A	$1,312	$1,532	$1,238	$1,598	$ 5,680	$ 7,743
Product development	261	186	237	106	790	1,768
Amortization	75	85	95	98	353	505
	$1,648	$1,803	$1,570	$1,802	$6,823	$10,016

For the year ended December 31, 2007, total operating expenses decreased by 32% to $6.8 million from $10 million in 2006. Throughout the year, the Company’s management team, appointed by the Board of Directors in September 2006, continued to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while maintaining tight cost controls.

Selling, general and administrative (SG&A) expenses decreased to $5.7 million in 2007 from $7.7 million in 2006.  This was mainly due to the success of the cost restructuring initiatives the Company implemented in the fourth quarter of 2006. The savings achieved included a $0.6 million decrease in rent expenses, a $0.8 million reduction in salaries and consulting fees and $0.6 million decrease from other administration expenses including insurance premiums, supplies and materials costs.

Product development expenses decreased to $0.8 million in 2007 from $1.8 million in 2006.  The reduction in product development expenses was a result of the Company’s strategy to offload development expenses to strategic suppliers and partners.  The Company continues to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2007 was $0.4 million, down from the $0.5 million for the year ended December 31, 2006.

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
Earnings from operations before other expenses and taxes	$681	$872	$390	$399	$2,342	($3,791)
Other expenses	140	292	215	173	820	607
Earnings from operations before taxes	$541	$580	$175	$226	$1,522	($4,397)
Net earnings per share, basic and diluted before income taxes	$0.01	$0.01	$0.003	$0.004	$0.03	($0.09)

Earnings from operations before taxes and other expenses were $2.3 million in 2007, compared to a loss of $3.8 million in 2006. The improvement was mainly due to increased sales in both business segments, accompanied by reduced administrative costs such as rent, staff, and insurance premiums.

Other expenses for the year ended December 31, 2007 were $0.8 million compared to $0.6 million during 2006.  Although interest expense was reduced, the primary factor contributing to the year-over-year increase was a larger loss in foreign exchange compared to the same period last year, as a result of the strengthening Canadian dollar against the US dollar.

The combined effect of the above was net earnings of $1.5 million or $0.03 per share in 2007, compared to a net loss of $4.4 million or ($0.09) per share in 2006.

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian and United States generally accepted accounting principles and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for Doubtful Accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2007 the Company has recorded an allowance for doubtful accounts in the amount of $0.04 million (2006 – $0.2 million) as a reduction to accounts receivable.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2007 the Company has recorded an estimate for obsolescence provision in the amount of $1.3 million (2006 - $1.9 million) as a reduction to inventory.

Revenue Recognition

➢

Revenues consist of sales of hardware, software, consulting, implementation, training and post-contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (PCS”) are sold together.  The company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement, as substantiated by contractual terms.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes different support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

Stock Based Compensation

➢

Effective January 1, 2005, the Company adopted the new provision of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’, which requires companies to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period.  The Black-Scholes Option Pricing Model was used to determine fair value.

Prior to the adoption of the new standard, no compensation expense was recognized when stock options were issued to employees at the market value of the shares at the date of the grant.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options was recorded as share capital.

Income Tax

➢

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.  The resulting changes in the net future income tax asset or liability are included in income.  Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted.  Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

Related Party Transactions

(a)

On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(b)

On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

(c)

On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007 the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.

The loan was fully repaid on November 27, 2007

(refer to 5. B “Liquidity and capital resources”).

Recent Accounting Pronouncements

➢

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

➢

CICA Handbook Section 3031 “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

➢

The accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

In 2007, the Company has adopted Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instrument – Disclosure and Presentation”, and Section 3865, “Hedges” and Section 1530, “Comprehensive Income”.

The Company has also adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48”) for US GAAP purposes.

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

Fiscal 2006 Compared to Fiscal 2005

Sales ($000’s)	Three Months Ended (2006) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
Microwave	$1,913	$2,317	$2,468	$2,297	$ 8,995	$10,052
Satellite Systems	1,006	1,447	681	3,127	6,261	8,064
	$2,919	$3,764	$3,149	$5,424	$15,256	$18,116

Gross revenue for 2006 was $15.3 million, down from the $18.1 million earned in 2005. Sales from Microwave Products were $9.0 million, down by 11%, compared to $10.1 million in 2005, mainly due to continued market price erosion.  Sales of Satellite Systems were $6.3 million, down by 22%, compared to $8.1 million in 2005.  This was largely due to lower sales to the US military.

Gross Margin	Three Months Ended (2006) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
Microwave	43%	47%	28%	53%	43%	45%
Satellite Systems	30%	45%	5%	44%	38%	44%
Combined	39%	47%	23%	48%	41%	45%

The overall gross margins in 2006 were 41% compared to 45% in the prior year.  The gross profit margin for Microwave Products was 43% in line with the prior year of 45% due to continuing initiatives to achieve significant reductions in the cost of products.  The gross profit margin for the Satellite Systems reduced to 38% in 2006 from 44% in 2005 mainly due to physical count variance and a large obsolescence provision reflecting slower inventory turns resulting from over purchase at the end of 2005 and the beginning of 2006 based on the unrealistic forecasts of 2006 sales.

Operating Costs ($000’s)	Three Months Ended (2006) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
S G & A	$1,932	$2,290	$2,011	$1,510	$ 7,743	$ 9,622
Product development	818	243	502	205	1,768	2,276
Amortization	124	160	146	75	505	626
	$2,874	$2,693	$2,659	$1,790	$10,016	$12,524

Selling, general and administrative (SG&A) expenses decreased by 20% to $7.7 million in 2006 from $9.6 million in 2005.  Selling and marketing efforts continue to be focused on our customers needs, and on developing strong partnerships with resellers in key markets. In 2006 the Company also focused on improving efficiency by reducing administrative costs. The decreases were comprised of travel-related expense of $0.3 million, salaries and consulting fees of $1.7 million. The salary reductions were a result of staff reductions, which were partially off set by severance packages totaling $0.3 million. Other administrative expenses reduced were rent and insurance in the fourth quarter. Administrative expenses included a charge for stock based compensation of $0.06 million in 2006 compared with a charge of $0.8 million in 2005. This decline is due to forfeitures caused by a change of the executive team, partially offset by new grants in 2006.

Product development activities decreased by 22% to $1.8 million in 2006 from $2.3 million in 2005. The significant decrease reflects the capitalization of parts and supplies expensed in the prior year.

Amortization expenses reduced to $0.5 million compared to $0.6 million in 2005. The Company purchased an ERP system in 2006. However, amortization did not commence until implementation.

On-going development activities are focused on projects generating near-term revenue from our line of portable terminals and modifications to the existing line of microwave products.

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2006) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2006	2005
(Loss) earnings from continuing operations before other expenses	($1,739)	($939)	($1,927)	$814	($3,791)	($4,400)

Loss from continuing operations before other expenses was $3.8 million compared to a loss of $4.4 million in 2005.  In order to improve the bottom line, operating costs were significantly reduced in the fourth quarter by a reduction in administrative expenses such as rent, staff, insurance.

Other expenses for 2006 were $0.6 million compared to $1.5 million during 2005.  The decrease was due to the write off of goodwill of $0.4 million in 2005 related to a business (IMT Communications) acquired in 1998.  Other expenses in 2005 also included a $0.4 million charge from a reduction in the convertible price of long term debt.

The combined effect of the above resulted in a net loss from continuing operations for 2006 of $4.4 million or ($0.09) per share compared to net loss of $ 5.9 million or ($0.14) in 2005.

B. Liquidity and capital resources

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

Norsat’s cash balance as at December 31, 2007 was $0.7 million, a decrease of $1.1 million from $1.8 million as at December 31, 2006. This decrease was a result of the $2.0 million debt payment in the second quarter of 2007. During the three months ended December 31, 2007, cash from operations totaled $0.5 million.

The Company’s working capital requirements are mainly for production materials, selling, operations and general administrative expenses.

As at December 31, 2007, the Company had working capital totaling $4.8 million, compared to $2.3 million as at December 31, 2006. Working capital increased by $2.5 million, mainly due to the reduction of convertible debt obligations which had been classified as current liabilities coupled with an increase in accounts receivable.

Warrants that were set to expire on March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding, of which 2,915,235 were redeemed.  At the strike price of US$0.475.  Proceeds of the warrant exercise was Cdn$1,358,139 (US$1,384,737). These funds combined with the working capital levels as at December 31, 2007 is sufficient to meet the current requirements of the Company.

Accounts receivable, which was $3.4 million as at December 31, 2007, increased $0.6 million as compared to $2.8 million as at December 31, 2006. This increase was a result of a large satellite contract delivered to the Irish Department of Defense at the end of December 2007.

Accounts payable and accrued liabilities were $2.8 million, a decrease of $0.7 million, compared to $3.5 million as at December 31, 2006, reflecting a shorter accounts payable cycle.

Inventory as at December 31, 2007 was $4.2 million, an increase of $0.7 million, compared to $3.5 million as at December 31, 2006.  The Company’s inventory level for Microwave Products is replenished on a just-in-time basis.  The inventory turns for Satellite Systems are regularly slower than microwave products due to a longer lead time for certain parts. In order to achieve improved efficiency in its inventory control and cash management, the Company continues to focus on reducing its satellite system inventory level, which had built up due to over purchasing in the previous year.

Shareholders’ equity increased to $5.7 million compared to $3.6 million at December 31, 2006 reflecting the result of profitability achieved in each quarter of 2007.

C.

Research and development, patents and licenses, etc.

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

These strategic product development activities resulted in the following research and development expenditures: 2007 - $0.8 million, 2006 - $1.8 million, 2005 - $2.3 million. The Company was focused on development of the new GLOBETrekker product line in 2005 and 2006. There were no major research and development costs incurred during 2007.

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

Another favourable trend enabling these opportunities is the growing acceptance of COTS (“Commercial-Off-The-Shelf”) equipment among militaries.  Both of Norsat‘s business segments are benefiting from this change in policy.

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

F.

Tabular disclosure of contractual obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	$	$	$	$
Forward Exchange Contract	10,197			
Inventory purchase obligation	2,578,761			
Operating lease obligations	540,406	1,375,328		
Total	3,129,364	1,375,328		

Rent expense for the Company was approximately $441,000 (2006 - $828,000; 2005 - $960,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2007 commitments are inventory and material purchases of $2.6 million.

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

A.

Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Ugo A. Doninelli

      Director and Chairman of the Board

Mr. Ugo A. Doninelli became a director of Norsat in May 1988.  He is the General Manager and President and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercises direction over the 2,135,903 Norsat common shares held by Prismafin S.A. He also serves as a Director and Chairman of the Board for Lifeware SA Lugano, Chiasso, Zurich/Switzerland and Frankfurt A.M. in Germany as third Party Administrator for Life Insurance Companies.

James Sharpe

Director, Vice Chairman of the Board, and Chairman of the Audit Committee

Mr. Sharpe became a director of Norsat in May 2005. James Sharpe has over twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large complex organizations. He is currently the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities. Mr. Sharpe holds a BA in accounting from the University of Washington, an MBA from Pepperdine University and a MS in International Business from the University of Strathclyde, Scotland.

Joseph Caprio

Director

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

Senior Management

Dr. Amiee Chan,  Executive Officer

President and Chief Executive Officer

Dr. Amiee Chan was appointed as the President and CEO, on September 8, 2006. Amiee Chan was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat from April 1998 to May 2002. Dr. Chan has been with the Company for twelve years. She rejoined the Company in April 2004 as VP of Operations. Dr. Chan holds an MBA, PhD in Electrical Engineering and a BASc in Electrical Engineering. Dr. Chan is an innovator and leading authority in her field with a number of credited publications and patents. She also has extensive experience in strategic planning and budgeting, product development, technology commercialization and product portfolio management.

William R. Witten,  Executive Officer

Vice President, Sales

Mr. Witten was appointed as Vice President, Sales on September 8, 2006,. Mr. Witten’s mandate includes global sales management for the Company and the overseeing the Company’s Virginia subsidiary, Norsat International (America). Mr. Witten has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications Systems Inc. Mr. Witten joined Norsat as Director of Sales in 2004. Mr. Witten holds a Bachelor of Computer Science degree from American University. Mr. Witten has over thirty years of telecommunications and satellite communications experience. His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems. Mr. Witten reports to Dr. Chan.

Pervez Siddiqui,  Executive Officer

Vice President, Marketing

Mr. Siddiqui was appointed as Vice President, Marketing September 8, 2006. Prior to joining Norsat, Mr. Siddiqui worked in the international marketing department of the Microwave Communications Division at Harris Corporation (NYSE: HRS); and in general management at Inzigo, Inc., a New York-based speech recognition company and at Succeed Corporation, a software company focused on consumer applications. Mr. Siddiqui was previously the Director, Marketing at Norsat and is responsible for product management, channel management, marketing communications and investor relations. Mr. Siddiqui holds a Bachelor of Commerce degree from McGill University, and serves on the Board of Directors of the Canadian Mental Health Association (Vancouver/Burnaby). Mr. Siddiqui reports to Dr. Chan.

Michael Schefter,  Non-Executive Officer

Director, Engineering

Mr. Schefter was promoted to this role in August 2006, having been with the Company and its predecessors IMT Comsys and MPR Teltech for seventeen years. Mr. Schefter has held a number of engineering positions including Systems Engineer, Manager, Systems Engineering Group, Project Manager and Manager, Mechanical Engineering Group.  He has spearheaded a number of advanced SATCOM projects for the Canadian Space Agency and the European Space Agency and has served as the project manager for the Ka/Ku band terminal development for SES-Astra, development of the Norsat Omnilink and the GLOBETrekker line of portable satellite terminals. Mr. Schefter also volunteered his services with Medecins Sans Frontiers in Cambodia as a project logistician for a full year. Michael Schefter holds a Bachelor of Science in Mathematics and Engineering from Queen’s University.

Cathy Zhai,  Executive Officer

Former Chief Financial Officer and Corporate Secretary

Ms. Zhai was appointed as the interim CFO on September 19, 2006, and subsequently was appointed as the CFO and Corporate Secretary on January 2, 2007. She resigned as CFO and Corporate Secretary on June 27, 2007.

Mr. James Sharpe, Chairman of the Audit Committee served as the Acting CFO for the balance of 2007, while the Company was in the process of recruiting for a replacement for Ms. Zhai.

Eugene Syho,  Executive Officer

Chief Financial officer and Corporate Secretary

Mr. Syho was appointed as Chief Financial Officer on January 21, 2008. Prior to joining Norsat, Mr. Syho was the Director of Finance and CFO of Stylus Limited Partnership, one of six businesses included in TSX-listed Terravest Income Fund’s portfolio of companies; and in controllership roles at Specialty Building Products, a subsidiary of Masonite,Inc. and at International Forest Products Mr. Syho has a Certified Management Accountant designation, holds an Executive Masters in Business Administration and a Bachelor of Science. Mr. Syho reports to Dr. Chan.

B.

Compensation

Compensation of Directors

The following table is the directors’ fee structure for the fiscal year ended December 31, 2007:

2007
Chairman of Board of Directors	$20,000
Chairman of Audit Committee	$15,000
Other Board Members	$10,000

An additional fee of $500 is paid to each director for each directors meeting attended.

During the Company’s fiscal year ended December 31, 2007, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $67,000.

The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2007 by each director:

Name	Total Compensation ($)	Directors Fees ($)	Benefits	Securities under Options Granted
Ugo Doninelli	23,000	23,000	Nil	325,000
Joseph Caprio [1]	13,000	13,000	Nil	100,000
James Sharpe [2]	18,000	18,000	Nil	100,000
Christopher Hoyle [2]	13,000	13,000	Nil	100,000

                 NOTES:

                     (1) Became a director on May 30, 2005

                     (2) Became a director on May 20, 2005

Compensation of Officers

During the Company’s fiscal year ended December 31, 2007, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its top five named executive and non-executive officers, all of whose financial statements are consolidated with those of the Company, was $732,643.

The following table sets forth all annual and long term compensation granted by the Company and its subsidiaries for the year ended December 31, 2007, 2006 and 2005 to each member of senior management:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Dr. Amiee Chan President and Chief Executive Officer (Former Chief Operating Officer)	2007	160,000	N/A	6,000	N/A	N/A	N/A	8,000
	2006	152,500	26,063	6,100	200,000	N/A	N/A	9,055
	2005	141,453	39,695	4,500	15,000	N/A	N/A	9,213
Cathy Zhai (6) Former Chief Financial Officer and Corporate Secretary	2007 2006	61,385 37,500	N/A 6,300	3,095 N/A	100,000 25,000	N/A N/A	N/A N/A	3.092 2,184
William R. Witten (2) Vice President, Sales	2007 2006	166,889 154,375	N/A N/A	6,460 N/A	N/A 75,000	N/A N/A	N/A N/A	62,730 146,309
Pervez Siddiqui Vice President, Marketing	2007 2006	110,000 106,667	N/A 6,621	6,000 1,500	N/A 75,000	N/A N/A	NA N/A	5,500 6,764
Michael Schefter (NEO) Director, Engineering	2007 2006	115,000 105,000	13,892 5,550	N/A N/A	N/A N/A	N/A N/A	N/A N/A	4,600 5,454
William Coyne III (3) Former President and Chief Executive Officer	2006	91,817	12,759	4,782		N/A	N/A	145,043
	2005	132,045	53,747	8,640	100,000 / Nil	N/A	N/A	Nil
George Dorin (4) Former Chief Financial Officer and Corporate Secretary	2006	109,984	27,267	5,700	N/A	N/A	N/A	62,139
	2005	42,087	9,267	Nil	Nil / Nil	N/A	N/A	2,087
William Comerford (5) Former Vice President, Global Sales	2006	101,752	NA	Nil	N/A	N/A	N/A	60,958
	2005	56,639	14,696	Nil	70,000 / Nil	N/A	N/A	Nil

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

(6)

Ms. Zhai resigned on June 27, 2007.

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

Composition of the Board

The Board is currently composed of four directors, all four of whom are considered “independent” to the Company. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval. One position became vacant due to a resignation in September 2006.

The Board meets at least quarterly to carry out its duties and meets on an informal basis throughout the year to discuss the Company’s progress and management.

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2006 was $5,000,000 which was reduced to $3,000,000 effective on May 1, 2007. Total premium amounted to $58,580 (2006 – 153,500, 2005 – $175,000).

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting.  The current directors have served as such as follows:  Mr. Doninelli since May 1988; Messrs. Sharpe, Caprio and Hoyle since May 2005.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has one standing committees being the Audit Committee.

Audit Committee

The Company’s Audit Committee is comprised of four directors: Messrs. Sharpe (Chair), Hoyle Caprio, and Doninelli, (each of whom is independent and an “unrelated” director).  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2007, the Audit Committee met four times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.

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

On May 25, 2006 at the Annual General Meeting of Norsat Shareholders. Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2006. Ernst & Young continued as the Company’s auditor for the fiscal year ended December 31, 2007.

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

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2007.

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

Performance Bonus

In recent history the Company has not provided a formal Performance Bonus Plan due to the lack of profitable performance.  In January 2004, an annual incentive compensation plan (“2004 Bonus Plan”) was introduced to all employees based on the objectives previously discussed.  Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets together with the performance of the employee relative to key individual performance objectives.  The significant considerations in determining bonuses for the executive officers include revenue and income objectives as well as personal achievements that contribute to the Company’s success.  Seventy percent of senior management’s bonus is determined by corporate results and thirty percent is based on individual performance.

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

As a result of profits in 2007, corporate bonuses of $298,305 for senior managers that was accrued for in 2007 and were paid out on February 28, 2008

Equity Participation

The Board believes that all employees should have a stake in Norsat’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option grant and allocates such grants to directors, officers and employees, primarily based on whose decisions and actions are expected to have the greatest impact on the Company’s performance.

Options are issued at the market price of the stock at the date of the grant. The options typically have a five year term and vest after 2 years.

On December 6th, 2006, the Board of Directors of Norsat (“Board”) approved the Amended Employee Share Ownership Plan (“ESOP”), which allows up to 1,998,750 Norsat common shares to be reserved for issuance to eligible employees.

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually and approved by the Board of Directors. On October 5, 2006, the Board of Directors reviewed and approved the newly appointed executives’ compensation packages.

Change in Responsibilities and Employment Contracts

D.

Employees

The Company continued to focus on improving employee productivity by streamlining internal processes.  In 2006, the Company reduced full-time staff by over 33% by outsourcing non-critical operation functions and focusing employees on activities directly related to our core-competency.  In addition, the Employee Share Ownership Program (ESOP) was introduced in December 2006 to allow employees to share in the wealth they help create.  The Company believes that the ESOP improves competitiveness in that it increases productivity and that it maximizes human potential by instilling a sense of ownership.

In 2006, a number of employees were terminated as part of a cost reduction initiative.  This restructuring was essentially completed at the end of 2006.  In 2007, the number of employees increased as a result of five temporary contract employees being hired on permanently. It was important for the company to create stability after the 24% workforce reduction in 2006.

The Company rationalised its work force in each of the quarters through terminations and attrition. The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2007	December 31, 2006	December 31, 2005
Senior Management	3	4	4
Research and Development	`	10	14
Sales and Marketing	9	6	10
Finance	5	3	3
Other Administration	4	7	9
Production and Logistics	15	10	13
Total	45	40	53

The following table shows the number of employees by geographical location at the end of each period:

	Canada	United States	Other	Total
2007	40	3	2	45
2006	35	2	3	40
2005	48	2	3	53

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.

Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2007:

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

(3)

On January 12, 2007, the Company issued 1,065,968 common shares and 532,984 non transferable share purchase warrants to its employees and directors under the ESOP for consideration of $479,686.  Of which 618,991 were issued to executive officers and directors included hereto.

No share purchase options were granted to the board of directors during 2007.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2007 by the Directors and Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	325,000 / Nil	6,000 / Nil
James Sharpe	Nil	Nil	100,000 / Nil	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / Nil	Nil / Nil
Christopher Hoyle	Nil	Nil	100,000 / Nil	Nil / Nil
Amiee Chan	Nil	Nil	75,000/215,000	Nil / 32,000
William R. Witten	Nil	Nil	20,000/75,000	Nil / 12,000
Pervez Siddiqui	Nil	Nil	20,000 /75,000	Nil / 12,000

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2007, less the exercise price of in-the-money stock options.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 50,646,026 common shares were issued and outstanding as at December 31, 2007.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.

Related party transactions

 Reference is made under “Item 8 Financial Information”, specifically note 24.

C.

Interests of experts and counsel

As at December 31, 2007, the independent auditors of the company were Ernst & Young LLP.  The report of the auditors on the financial statements for the fiscal year ended December 31, 2008 has been filed on www.sedar.com with the securities regulators.  Ernst & Young LLP are independent of the company in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia..

8.   FINANCIAL INFORMATION

A.

Consolidated Financial Statements

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2007, 2006 and 2005)

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

The management of Norsat International Inc. is responsible for the preparation of the accompanying restated consolidated financial statements and the preparation and presentation of all information in the Annual Report.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position and operating results of the Company.

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

The Company’s independent auditors, Ernst & Young LLP, have audited the consolidated financial statements and their report follows.

Amiee Chan	Eugene G. Syho
President and Chief Executive Officer	Chief Financial Officer

Report Of Independent Auditors

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive earnings (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.   An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 23 (restated) to the consolidated financial statements).

As discussed in Note 3 to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments and comprehensive income.

Vancouver, Canada

   Ernst & Young LLP

March 18, 2008

Chartered Accountants

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 18, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Vancouver, Canada,

Ernst & Young LLP

March 18, 2008

         Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

As at December 31,

	2007	2006
Assets
Current assets:
Cash (note 4)	$680,519	$1,793,187
Short-term investments – restricted (note 5)	99,635	69,500
Accounts receivable (note 6)	3,402,111	2,799,554
Inventory (note 7)	4,153,680	3,456,988
Prepaid expenses and other	115,275	372,982
	8,451,220	8,492,211
Long-term prepaid expenses and other	10,000	-
Property and equipment (note 8)	983,332	1,314,986
Deferred finance costs	-	13,561
	$9,444,552	$9,820,758
Liabilities and Shareholders' Equity
Current liabilities:
Operating Line of Credit (note 11)	$495,650	$-
Accounts payable	1,270,010	1,666,250
Accrued liabilities	1,549,061	1,848,632
Deferred revenue	327,090	467,731
Convertible debt (note 12)	-	2,255,252
	3,641,811	6,237,865
Long–term liabilities:
Long-term deferred revenue	56,141	-
Shareholders' equity:
Share capital (note 13(b))	45,242,762	44,854,902
Contributed surplus (note 13(e))	5,153,442	2,708,991
Equity component of convertible debt (note 12(a))	-	2,190,779
Deficit	(44,649,604)	(46,171,779)
	5,746,600	3,582,893
	$9,444,552	$9,820,758

Commitments (note 9, 18 and 19)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations, Comprehensive Earnings (Loss) and Deficit

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Sales (note 17)	$17,581,472	$15,256,196	$18,116,470
Cost of sales	8,416,904	9,031,345	9,992,401
	9,164,568	6,224,851	8,124,069
Expenses:
Selling, general and administrative	5,680,003	7,742,982	9,621,993
Product development	789,328	1,767,798	2,275,766
Amortization	353,306	504,891	625,814
Other expenses (note 21)	819,756	606,633	1,488,003
	7,642,393	10,622,304	14,011,576
Net earnings (loss) from operations before
income taxes	1,522,175	(4,397,453)	(5,887,507)
Income tax expense	-	2,733	1,791
Net earnings (loss) before recovery from
discontinued operations	1,522,175	(4,400,186)	(5,889,298)
Recovery from discontinued
operations (note 16)	-	52,112	-
Net earnings (loss) and comprehensive
earnings (loss) for the year	1,522,175	(4,348,074)	(5,889,298)
Deficit, beginning of year	(46,171,779)	(41,823,705)	(35,934,407)
Deficit, end of year	$(44,649,604)	$(46,171,779)	$(41,823,705)
Basic net earnings (loss) per
common share (note 2(m))	$0.03	$(0.09)	$(0.14)
Diluted net earnings (loss) per
common share (note 2(m))	$0.03	$(0.09)	$(0.14)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(See Note 1 - Nature of Business and Going Concern Uncertainty)

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash provided by (used in):
Operations:
Net earnings (loss) for the year	$1,522,175	$(4,400,186)	$(5,889,298)
Items not involving cash:
Amortization	353,306	504,891	625,814
Loss on disposal of property plant and equipment	103,374	-	-
Interest accreted on convertible debt and
deferred finance cost amortization	79,078	348,358	261,100
Write off of goodwill	-	-	440,095
Change in conversion price of Note (note 12(b))	-	-	374,818
Foreign exchange (gain) loss	66,521	(25,752)	25,570
Discount on ESPP (note 13(b)(i))	79,947	-	-
Stock-based compensation	84,656	62,246	833,116
Changes in non-cash operating working
capital (note 20)	(1,821,709)	(258,208)	655,491
Cash generated by (used in) operations	467,348	(3,768,651)	(2,673,294)
Investments:
Purchase of property and equipment	(123,495)	(1,106,600)	(290,048)
Purchase of short-term investments	(30,135)	(32,500)	35,000
Cash generated by (used in) investing activities	(153,630)	(1,139,100)	(255,048)
Financing:
Proceeds from operating line of credit	495,650	-	-
Convertible debt issuance (repayment)	(2,309,200)	1,117,693	-
Short-term loan (note 10 & 24)	1,189,141	-	-
Short-term loan repayment (note 10 & 24)	(1,189,141)	-	-
Proceeds on exercise of warrants and options	10,013	132,062	514,737
Receipt of restricted cash for private placement	-	668,281	(668,281)
Proceeds from private placement (note 13(b)(i))	466,916	2,953,810	-
Cash generated by (used in) financing activities	(1,336,621)	4,871,846	(153,544)
Effect of change in exchange rates on cash	(89,765)	39,235	(106,467)
(Decrease) increase in cash	(1,112,668)	3,330	(3,188,353)
Cash, beginning of year	1,793,187	1,789,857	4,978,210
Cash, end of year	$680,519	$1,793,187	$1,789,857

Supplemental cash flow disclosure (note 20)

See accompanying notes to consolidated financial statements

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended December 31, 2007, 2006 and 2005

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

The Company has incurred recurring operating losses and has a deficit of $44,649,604 as at December 31, 2007. Consequently, there is significant uncertainty about its ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of equity and debt financings.  In January 2007, the Company received net proceeds of $466,915 in connection with the private placement under the Employee Share Purchase Plan. In March 2007, the Company paid off a convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Management implemented a new cost structure in late 2006 aimed to achieve net profits and generate positive cash flows through its operations.  The Company has so far generated profits in the last five successive quarters.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon sustaining profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters cannot be predicted at this time.  These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which materially conform to those established in the United States, except as explained in note 23.

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., and Norsat International (United Kingdom) Limited.  All material intercompany balances and transactions have been eliminated.

(b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation and

2.

Significant Accounting Policies (continued)

(b)

Use of Estimates (continued)

provisions for warranties.  Actual amounts may ultimately differ from these estimates.

In 2007, the Company changed its estimate of provisions for warranties on satellite sales from 3% based on standard cost of equipment to 1% based on total consolidated satellite sales of equipment for the year.  This change resulted in a decrease in the provision of $101,368 as at December 31, 2007.

(c)

Foreign Currency Translation

The reporting and functional currency of the Company is the Canadian dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using the year to date average exchange rates.

(d)

Stock-based Compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 13(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

(e)

Short-term Investments

Included in short-term investments are restricted securities with terms to maturity of three months or more when acquired.  There are Cdn$37,000 in a 1 year GIC, a Cdn$21,000 (3%) deposit on the three month forward contract and Cdn$10,197 for coverage of the margin on the three month forward contract.

(f)   Prepaid Expenses and Other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business.

(g)

Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

2.

Significant Accounting Policies (continued)

(h)   Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful life of the assets:

Asset	Period
Equipment	3 to 5 years
Software	3 years
Furniture and fixtures	10 years

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

 (i)  Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

The Company recognizes revenue from the sales of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured.

2.

Significant Accounting Policies (continued)

(i)   Revenue Recognition (continued)

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue or long-term deferred revenue.  As at December 31, 2007, the Company recorded current and long-term deferred revenue of $383,231 (2006 – $467,731).

 (j) Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2007, 2006 and 2005, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(k)

Deferred Finance Costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(l)

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

(m)  Net Earnings (Loss) Per Share

Basic net earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding during the period.

Diluted net earnings (loss) per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

2.

Significant Accounting Policies (continued)

(m)   Net Earnings (Loss) Per Share (continued)

The table below is a reconciliation of the denominator used in the calculation of the weighted average number of basic and diluted earnings per common share outstanding from continuing operations.  There is no impact on the numerator.

	2007	2006	2005
Weighted-average number of common
shares outstanding - basic	50,599,449	46,681,432	42,517,878
Assumed exercise of stock options	381,113	-	-
Assumed exercise of warrants	4,825,374	-	-
Weighted-average number of common
shares outstanding - diluted	55,805,936	46,681,432	42,517,878

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

3.  Changes in Accounting Policies

 (a) Comprehensive Income

On January 1, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income (loss) and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of December 31, 2007, the Company has no other comprehensive income.

The Company has also adopted the Section 3251, “Equity” which establishes standards for the presentation of equity and changes in equity during the reporting period; Section 3855, “Financial Instruments – Recognition and Measurement” (note 3(b)) which prescribes when to recognize a financial instrument on the balance sheet and at what amount; sometimes using fair value, other times using cost-based measures; Section 3861,“Financial Instrument – Disclosure and Presentation, which provides treatments for the recognition, measurement and disclosure of the cost of employee future benefits.  Under this section, the entity is required to recognize the cost of the retirement benefits and certain post-employment benefits over the periods in which the employees render services to the entity in return for the benefits and other post-

53

3.  Changes in Accounting Policies

(a)   Comprehensive Income (continued)

employment benefits are recognized when the event that obligates the entity occurs; and Section 3865, “Hedges” which establishes standards for when and how hedge accounting may be applied. This section provides alternative treatments to section 3855 when entities choose to designate qualifying transactions as hedges for accounting purposes.  The adoption of these accounting policy changes has not had a material impact on the Company’s financial positions as at December 31, 2007.

(b)   Financial Instruments

Under Section 3855, all financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Operating line of credit, accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

The carrying value and fair value of financial assets and liabilities as at December 31, 2007 are summarized as follows:

Classification	Carrying Value	Fair Value
	$000’s	$000’s
Held-for-trading	780	780
Loans and receivables	3,402	3,402
Held-to-maturity	-	-
Other liabilities	3,315	3,315

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash denominated in United States dollars and has entered into financing in United States dollars.  On November 16, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of Cdn$1.4227 = €1.  As at December 31, 2007, this contract was still outstanding and was marked to market at Cdn$1.4436362 = €1.  As a result of this fair market valuation, an unrealized loss of $10,197 was recorded.

4.

Cash

At December 31, 2007, cash (USD, GBP and Euro) has been translated to the Canadian dollar at respective rates in effect at that date.

5.

Short-term Investments

As at December 31, 2007, included in short-term investments is a 1 year Cdn$37,000 GIC maturing on February 10, 2008 used as collateral for a customs bond. In addition, Cdn$21,000 and Cdn$41,635 (US$42,000) in cash are held as security for a forward contract.  The forward contract was entered into on November 16, 2007 and expires on February 19, 2008 (note 19).

As at December 31, 2006 included in short-term investments are a 1 year Cdn$37,000 GIC maturing on February 10, 2007 used as collateral for a customs bond and a Cdn$32,500 GIC held as collateral for the Company’s corporate visa.

6.

6.

Allowance for Doubtful Accounts

	2007	2006
Gross accounts receivable balance, beginning of year	$2,997,724	$3,209,579
Increase (decrease) in accounts receivable	448,684	(211,855)
Gross accounts receivable balance, end of year (a)	$3,446,408	$2,997,724

Accounts receivable are disclosed net of allowance for doubtful accounts (“allowance”).  Changes in the allowance for each of the periods presented are as follows:

	2007	2006
Allowance balance, beginning of year	$198,170	$254,794
Allowance (recovery)	(153,873)	(56,624)
Allowance balance, end of year (b)	$44,297	$198,170
Net accounts receivable balance, end of year (a-b)	$3,402,111	$2,799,554

7.

Inventory

	2007	2006
Parts and supplies	$2,063,332	$2,403,788
Work-in-process	180,695	148,394
Finished goods	3,167,552	2,824,687
Gross inventory balance, end of year (a)	$5,411,579	$5,376,869

Inventory is disclosed net of obsolescence provision.  Changes in the obsolescence provision of the periods presented are as follows:

	2007	2006
Obsolescence balance, beginning of year	$1,919,881	$1,050,343
Allowance (recovery)	(661,982)	869,538
Obsolescence balance, end of year (b)	$1,257,899	$1,919,881
Net inventory balance, end of year (a-b)	$4,153,680	$3,456,988

8.

Property and Equipment

		Accumulated	Net book
2007	Cost	amortization	value
Equipment	$6,600,292	$6,475,862	$124,430
Software	736,189	387,488	348,701
Furniture and fixtures	47,909	20,661	27,248
Leasehold improvements	643,108	160,155	482,953
	$8,027,498	$7,044,166	$983,332
		Accumulated	Net book
2006	Cost	amortization	value
Equipment	$6,678,862	$6,521,844	$157,018
Software	757,331	327,336	429,995
Furniture and fixtures	214,616	98,217	116,399
Leasehold improvements	643,108	31,534	611,574
	$8,293,917	$6,978,931	$1,314,986

9.

Technology Partnerships Canada funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling $9,999,700 up to the end of 2004, including additional funding of $620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC $1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to accrue royalty payments to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

•

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

(a)  the date before December 31, 2007, for which cumulative royalties accrued reach $15 million;

(b)  on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed $13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of $1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

As at December 31, 2007, the Company has accrued for royalty payments in the amount of $158,400 (2006 - $166,900, 2005 - $202,963).  The royalties are recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.  The total amount of royalties accrued and paid to date are $750,900.

10.   Short-Term Loan

The Company entered into a US$900,000 Bridge loan agreement (“the Bridge Loan Agreement”) on March 22, 2007 with a financial institution, which in turn holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agreed to loan US$900,000 to the Company no later than March 27, 2007 subject to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 30, 2007.

11.   Operating Line of Credit

On May 31, 2007 the Company acquired a US$500,000 unsecured operating line of credit with a financial institution that holds less than 10% of the Company’s shares.

Terms and conditions are as follows:

•

Interest at the rate of 8% per annum

•

Interest payable quarterly on the last day of the quarter as calculated on that day on the basis of a calendar year for the actual number of days elapsed

•

Lender has the right at any time to demand immediate payment of the loan, or any part thereof, with interest, fees, charges and costs outstanding

As at December 31, 2007, the amount owing on the operating line of credit was US$500,000 (Cdn$495,650).

12.    Convertible Debt

(a)

Convertible Debt

	2007	2006
Balance, beginning of year	$2,255,252	$2,255,252
Interest Accretion	75,656	-
Foreign exchange	(21,708)	-
Payment	(2,309,200)	-
Balance, end of year	$-	$2,255,252

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) with net cash proceeds of $2,953,188.  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was US$1.64 per share.

The Company was permitted to force the conversion of the notes into common shares of the Company if the shares traded above US$3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $307,966 and included 50,000-share purchase warrants with a fair value of $72,751 calculated using a Black-Scholes valuation model.  The share purchase warrants entitled the holder to purchase one common share of the company for US$1.70 and expired after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing was approximately 16%.

Financing costs of $93,509 were recorded as deferred finance costs on the balance sheet, with the balance of $214,457 recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $2,123,584 was recorded as the equity component of convertible debt on the consolidated balance sheet at $1,909,127, being net of financing costs of $214,457.  The carrying amount of the debt was reduced on issuance by the value assigned to the conversion option and was being accreted to its face value over the term to maturity through charges to non-cash interest expense.

12.    Convertible Debt

(a)

Convertible Debt (continued)

In March 2007, the Company repaid the convertible debt in the amount of $2,309,200 (US$2,000,000). The convertible debt payment was partially financed through short-term loans of US$900,000 and $150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Upon payment of the convertible debt, the equity component was transferred to contributed surplus.

(b)

Reduction in the Conversion Price of Convertible Debt

On June 24, 2005, the Company announced a reduction in the conversion price from US$1.70 per common share to US$1.25 per common share as an inducement for early conversion of the notes.

As such, the Company revalued the convertible debenture based on the amended terms of the debenture agreement. Accordingly, $374,818 was allocated to debt and $281,652 was allocated to the equity component of the debenture. This difference between the revised book value and original carrying value of the debenture of $374,818 was charged to other expenses (note 21) and the difference between the value of the revised conversion feature and original carrying value of the conversion feature of $281,652 was charged to the contributed surplus of the Company (Note 13(e)).

13.

Share Capital and Contributed Surplus

(a)

Authorized

75,000,000 common shares without par value

 (b)   Issued and Fully Paid

	Number	Amount
Share capital	of shares	$
Balance, December 31, 2005	42,708,082	41,415,794
Upon issue for private placement (ii)	4,086,976	2,205,892
Upon exercise of share purchase options (note 13(c))	267,500	132,062
Upon conversion of convertible debentures (iii)	2,500,000	1,009,201
Reclassification of contributed surplus upon exercise of options (note 13(e))		91,953
Balance, December 31, 2006	49,562,558	44,854,902
Upon issue for private placement (i)	1,065,968	371,786
Upon exercise of share purchase options (note 13(c))	12,000	7,200
Reclassification of contributed surplus upon exercise of options (note 13(e))	-	5,079
Upon exercise of warrants (note 13(e))	5,500	2,813
Reclassification of contributed surplus upon exercise of warrants (note 13(e)) -		982
Balance, December 31, 2007	50,646,026	45,242,762

13.

Share Capital and Contributed Surplus (continued)

(b)   Issued and Fully Paid (continued)

 (i)  On January 12, 2007, the Company issued 1,065,968 common shares at Cdn$0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for gross proceeds of $479,685. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date. The Company paid share issuances costs of $12,770. The net proceeds of the employee stock purchase plan were $466,915.  The TSX approved amount for common share purchase was CDN$0.525. The difference, $79,948, was credited to contributed surplus and expensed to stock based compensation.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance ($0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds of $466,915 were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($371,786) is accounted for as common shares and the amount allocated to the warrants ($95,128) is accounted for as contributed surplus.

All of the common shares and warrants were subject to a four-month hold period which ended on May 13, 2007. During that period, these securities could not be traded nor were they freely transferable.

Of the securities issued, 145,644 common shares are being held in escrow under an escrow agent between the Company and a trust company selected by the BC government until January 12, 2010. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee share holders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

(ii)  On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at US$3.00 per unit for gross proceeds of US$3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of US$0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,953,810.

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

13.

Share Capital and Contributed Surplus (continued)

(b)   Issued and Fully Paid (continued)

(ii)  (continued)

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of   each of the 3,065,232 common share purchase warrants issued in March 2006 from US$0.75 to   US$0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 13(b)(iii)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remain intact.

(iii)

On September 26, 2006, the Company received US$1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures were converted, whichever was earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of US$0.40 per share. Each of the 1,000 units was comprised of US$1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of US$0.45 per share.

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

On November 6, 2006, the Series “A” Convertible Debentures of US$1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of convertible debentures of $1,228,508 was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $1,009,201 was credited against common shares and $219,307 was credited against contributed surplus (note 13 (e)).

13.

Share Capital and Contributed Surplus (continued)

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

		Weighted average
Share purchase options outstanding	Number of options	xercise price
Balance, December 31, 2005	2,530,150	$1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, December 31, 2006	1,948,150	$1.57
Granted	272,000	0.74
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Cancelled	(295,700)	1.38
Forfeited	(203,000)	0.70
Balance, December 31, 2007	1,534,450	$1.24

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price	Number of options exercisable	Weighted average exercise price
$0.50 to $2.39	1,345,950	2.83	$0.83	868,950	$0.97
$2.40 to $4.29	94,250	3.76	2.95	94,250	2.95
$4.30 to $6.19	94,250	3.76	5.32	94,250	5.32
$0.50 to $6.19	1,534,450	2.95	$1.24	1.057,450	$1.54

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value of all options granted during 2007 and 2006 have been reflected in the statements of operations as follows:

	2007	2006
Total stock-based compensation recognized in
operations and credited to contributed surplus	84,656	62,246

13.

Share Capital and Contributed Surplus (continued)

(c)   Stock Option Plan (continued)

The weighted average assumptions used to estimate the fair value of options were:

	2007	2006
Risk free interest rate	4.066%	3.909%
Expected remaining life (years)	3.500	3.7574
Vesting period	2 years	2 years
Expected volatility	80.65%	86.22%
Expected dividends	nil	nil

272,000 stock purchase options were granted with a weighted average fair market value of $0.43 for the year ended December 31, 2007.

549,000 stock purchase options were granted with a weighted average fair market value of $0.38 for the year ended December 31, 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

 (d)   Share Purchase Warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2005	2,536,811
Issued (note 13(b)(ii)(iii))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043
Issued (note 13(b)(i))	532,984
Exercised	(5,500)
Balance, December 31, 2007	6,049,527

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

Expiry date	8-Apr-09	3-Mar-08	6-Nov-08	12-Jan-09	Total
Exercise price	Cdn$1.09	US$0.475	US$0.45	US$0.48	Number of warrants outstanding
Balance, December 31, 2006	1,206,811	3,065,232	1,250,000	-	5,522,043
Upon issue for private placement Warrants Exercised	- -	- -	- -	532,984 (5,500)	532,984 (5,500)
Balance, December 31, 2007	1,206,811	3,065,232	1,250,000	527,484	6,049,527

13.

Share Capital and Contributed Surplus (continued)

(e)

Contributed Surplus

Balance, December 31, 2005	$1,771,473
Stock-based compensation	62,246
Credit to share capital due to options exercised	(91,953)
Proceeds from private placement to warrants (note 13(b)(ii))	747,918
Proceeds from conversion of debenture to warrants (note 13(b)(iii))	219,307
Balance, December 31, 2006	$2,708,991
Stock-based compensation	84,656
Options exercised	(5,078)
Proceeds from private placement to warrants (note 13(b)(i)))	95,128
Proceeds from ESPP to January 2007 warrants (note 13(b)(i))	79,948
Warrants exercised from January 2007 warrants	(982)
Equity component of long term debt (note 12(a)(b))	2,190,779
Balance, December 31, 2007	$5,153,442

14.    Restructuring Charge

	Workforce reduction	Premises	Total
Liability balance, December 31, 2005	16,004	94,275	110,279
Costs paid or settled and adjustments	(16,004)	(94,275)	(110,279)
Liability balance, December 31, 2006	-	-	-

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

15.

Income Taxes

(a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from continuing operations before income taxes.  The principal factors causing these differences are shown below:

	2007	2006	2005
Net earnings (loss) from operations before
income taxes	$1,522,175	$(4,397,453)	$(5,887,507)
Income tax expense (recovery) at expected rate
of 34.12% (2006 - 34.12%, 2005 – 34.85%)	$519,366	$(1,500,411)	$(2,052,000)
Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses (income)	70,776	34,163	591,000
Benefit of investment tax credits not recognized	1,684,941	1,260,181	1,260,181
Effect of statutory rate change	652,500	1,998,951	-
Change in valuation allowance	(3,510,057)	(1,644,069)	501,245
Benefit of foreign operating losses not recognized	250,432	211,775	108,989
Other	(332,041)	(357,857)	(407,624)
Income tax expense	$-	$2,733	$1,791

(b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2007	2006	2005
Future tax assets:
Non-capital loss carry forwards	$6,597,696	$9,972,340	$11,393,692
Scientific Research and Experimental
Development pool	2,560,508	2,495,124	2,799,653
Scientific Research and Experimental
Development investment tax credit	1,684,941	1,260,181	1,260,181
Tax value of capital asset expenditure
in excess of book value	2,987,256	2,978,536	3,113,096
Net capital loss carry forwards	1,693,519	1,749,969	1,884,330
Temporary differences in working capital	583,500	1,161,327	810,594
Total gross future tax assets	16,107,420	19,617,477	21,261,546
Valuation allowance	(16,107,420)	(19,617,477)	(21,261,546)
Total future tax assets	$-	$-	$-

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.

15.

Income Taxes (continued)

(c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2007, the Company has approximately $21,992,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes.  Also, the Company has investment tax credits of approximately $1,141,060 (federal) and $534,881 (provincial) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

		Provincial	Federal
Year of	Non-capital loss	investment	investment
Expiry	carry forwards	tax credits	tax credits
2008	5,238,000	-	-
2009	3,845,000	-	-
2010	7,416,000	-	-
2011	-	55,841	192,000
2012	-	194,411	350,000
2013	-	127,713	300,000
2014	-	14,216	26,000
2015	3,710,000	-	-
2026	1,783,000	75,850	136,530
2027	-	75,850	136,530
	$21,992,000	$543,881	$1,141,060

The Company also has available $11,290,000 (2006 - $ 11,290,000, 2005 – $11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately $8,535,027 (2006 - $8,281,407, 2005 – $8,020,787 ).

Not included in the above tables are net operating losses of US$225,000 (2006 - US$101,000), as at December 31, 2007 related to Norsat International America Inc.

Not included in the above tables are net operating losses of US$0 (2006 - US$0; 2005 -US$3,478,000), as at December 31, 2006 related to Norsat America Inc. No income was earned from discontinued operations during 2006. Management believes it is more likely that it will not have any taxable income to realize these future tax assets.

16.

Discontinued Operations

On August 23, 2000, the Company adopted a formal plan to discontinue the business operations of its Norsat America Inc. distribution business.

For 2004, the Company recorded a recovery from discontinued operations totaling $724,116, which arose substantially from a settlement of a liability with a supplier.

At December 31, 2005, the Company had a remaining liability of $52,112 representing additional liabilities from closure of the Norsat America Inc.

During 2006, no claims were filed against the Company regarding discontinued business, the entire liability of $52,112 was written off to recovery from discontinued operations.

17.

Segmented and Other Information

The Company’s two business segments include Microwave and Satellite Systems.

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2007	Microwave	Satellite Systems	Consolidated
Sales to external customers	$9,794,421	$7,787,051	$17,581,472
Gross profit	$4,674,364	$4,490,204	$9,164,568
Total assets	$5,261,443	$4,183,109	$9,444,552
Property and equipment	$547,802	$435,530	$983,332
2006	Microwave	Satellite Systems	Consolidated
Sales to external customers	$8,995,149	$6,261,047	$15,256,196
Gross profit	$3,849,101	$2,375,750	$6,224,851
Total assets	$5,790,381	$4,030,377	$9,820,758
Property and equipment	$775,324	$539,662	$1,314,986
2005	Microwave	Satellite Systems	Consolidated
Sales to external customers	$10,052,278	$8,064,192	$18,116,470
Gross profit	$4,556,458	$3,567,611	$8,124,069
Total assets	$3,050,147	$7,473,925	$10,524,072
Property and equipment	$61,195	$652,305	$713,500

Total assets and property and equipment are calculated based on the total sales to external customers of each segment (Microwave and Satellite systems) over total consolidated sales.

The Company generated revenues from external customers located in the following geographic locations:

	2007	2006	2005
Canada	$582,901	$935,400	$448,521
United States	11,643,016	9,192,540	15,596,375
Europe and other	5,355,555	5,128,256	2,071,574
	$17,581,472	$15,256,196	$18,116,470

Substantially all property and equipment are located in Canada.

18.  Commitments

Future minimum payments at December 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next four years are approximately as follows:

	2008	2009	2010	2011
Forward contract (note 19)	$10,197	$-	$-	$-
Inventory purchase obligations	2,578,761	-	-	-
Operating lease obligations	540,406	474,542	473,677	427,109
	$3,129,364	$474,542	$473,677	$427,109

Rent expense for the Company for the year ended December 31, 2007 was approximately $441,000 (2006 - $828,000).

In the normal course of operations the Company enters into purchase commitments. Included in the commitments are inventory and materials purchase obligations to be received in 2008 of $2,578,761.

19.

Financial Instruments

Fair Value

The Company's financial instruments include cash, short-term investments, accounts receivable, operating line of credit, accounts payable and accrued liabilities.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.

The Company’s convertible debt outstanding as of December 31, 2006 was also a financial instrument.  The carrying value of this instrument approximated its fair value.  Fair value was determined based on estimated future cash flows discounted using the current market rate for debt under similar circumstances with similar terms and remaining maturities.

The Company entered into a three month forward contract to trade EUR487,036 for CAD at a rate of Cdn$1.4227 = €1 on November 16, 2007 expiring on February 19, 2008.  As of December 31, 2007 the market rate was Cdn$1.4436362 = €1.   As a result of this fair market valuation, an unrealized loss of $10,197 was recorded.

The Company is exposed to currency exchange risk as a result of its “sales” and “cost of sales” being predominately denominated in United States dollars.

20.  Supplemental Cash Flow and Other Disclosures

	2007	2006	2005
Changes in non-cash working capital:
Accounts receivable	$(602,557)	$155,231	$(988,486)
Inventory	(696,692)	516,818	(540,651)
Prepaid expenses and other	257,707	(3,193)	(141,611)
Deferred financing costs in relation to the
January 2007 ESPP	10,144	-	-
Long-term prepaid expenses and other	(10,000)	-	-
Accounts payable	(396,240)	(974,879)	1,911,468
Accrued liabilities	(299,571)	(21,579)	89,705
Deferred revenue	(140,641)	69,394	325,066
Long-term deferred revenue	56,141	-	-
	$(1,821,709)	$(258,208)	$655,491
Supplementary information:
Interest paid	$128,710	$179,357	$190,768
Income taxes paid	2,107	2,733	1,791
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	982	-	-
Reclassification of exercised stock options
from contributed surplus to share capital	5,078	-	-

21.

Other Expenses

	2007	2006	2005
Net interest and bank charges	$126,692	$316,559	$204,029
Interest accreted on convertible debt and
deferred finance cost amortization	79,078	348,358	261,100
Interest - non cash	2,761	-	-
Loss (gain) on disposal of property and equipment	103,374	(36,051)	-
Write off of goodwill	-	-	440,095
Change in conversion price (note 12(b))	-	-	374,818
Change in conversion price (note 12(b))	-	-	(41,220)
Foreign currency (gain) loss	507,851	(22,233)	249,181
	$819,756	$606,633	$1,488,003

22.

Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2007, the Satellite Systems segment generated approximately 52% of its sales from the United States government. This represents approximately 23% of total sales.  No other customer exceeds 10% of total sales.

During 2006, the Satellite Systems segment generated approximately 53% of its sales from the United States government. This represents approximately 22% of total sales.  No other customer exceeds 10% of total sales.

23.

Reconciliation to United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

During the preparation of the December 31, 2007 US GAAP reconciliation, the Company identified that GAAP differences relating to the recording of foreign exchange on the US$2 million convertible debt was inappropriately recorded at the year ended December 31, 2006 and 2005 and consequently, this note contains a restatement (see (d)).  This restatement has no impact on the consolidated financial statements under Canadian GAAP.

	2007	2006	2005
			(restated – (d))
Net earnings (loss) from operations
under Canadian GAAP	$1,522,175	$(4,400,186)	$(5,889,298)
Beneficial conversion feature (d) and (e)	-	(114,868)	(74,432)
Interest expense (e)	-	225,385	-
Goodwill (a)	-	-	(337,000)
Deferred financing costs (d)	3,417	13,637	(113,560)
Convertible debt (d)	75,548	238,139	622,719
Employee stock-based compensation (c)	21,164	51,596	621,681
Net earnings (loss) from operations before
recovery from discontinued operations
according to US GAAP	1,622,304	(3,986,297)	(5,169,890)
Recovery from discontinued operations	-	52,112	-
Net earnings (loss) and comprehensive earnings
(loss) according to US GAAP	$1,622,304	$(3,934,185)	$(5,169,890)
Basic and diluted earnings (loss) per share from
operations before recovery from discontinued
operations according to US GAAP	$0.03	$(0.08)	$(0.12)
Basic and diluted earnings (loss)
per share according to US GAAP	$0.03	$(0.08)	$(0.12)

23.

Reconciliation to United States Accounting Principles (continued)

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2007		December 31, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
`				(restated – (d))
Deferred finance costs (d)	-	-	13,561	10,143
Convertible debt (d)	-	-	2,255,252	2,330,800
Share capital (d - f)	45,242,762	119,786,229	44,854,902	119,398,369
Contributed surplus (b - f)	5,153,442	2,467,517	2,708,991	2,235,009
Equity component of
long-term debt (d)	-	-	2,190,779	-
Deficit (a - f)	(44,649,604)	(116,507,145)	(46,171,779)	(118,129,449)

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

(c)

Stock-based Compensation

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement is effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition.

23.

Reconciliation to United States Accounting Principles (continued)

(c)

Stock-based Compensation (continued)

Pro-forma information with respect to impact of the fair value of stock options at the date of grant on reported loss for 2005 presented is as follows:

2005
(restated – (d))
Net earnings (loss), US GAAP	$(5,169,890)
Additional stock compensation
recovery (expense)	(621,681)
Pro-forma net (loss) earning, US GAAP	$(5,791,571)
Pro-forma basic and fully diluted net
(loss) earnings per share, US GAAP	$(0.14)

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either actual method. The Company has chosen to reverse such forfeited options at their actual fair value. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $21,164 (2006 - $51,596, 2005 – $621,681) was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

 (d)   US$2 Million Convertible Debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 12).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

In applying US GAAP, convertible debt outstanding at December 31, 2006 would be recorded at its face value of $2,255,252 (US $2,000,000) and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 12(b).

The reduction in the conversion price of the debt during 2005 resulted in extinguishment accounting under both Canadian and US GAAP. The incremental value of the conversion feature was determined to be $656,470 (see note 12(b)). Under Canadian GAAP the incremental fair value was allocated between debt and equity, with the debt portion of the increase recorded as a charge to income and an increase to contributed surplus for the equity portion. Because the entire convertible debenture is recorded as debt under US GAAP, the $281,652 increase to the equity component of long-term debt under Canadian GAAP,

23.

Reconciliation to United States Accounting Principles (continued)

(d)

US$2 Million Convertible Debt (continued)

was added back under US GAAP. In addition, as a result of the modification, the Company recorded a beneficial conversion feature of $74,432 under US GAAP. Under Canadian GAAP no such amount has been recorded.

As at December 31, 2005, of the convertible debt on the income statement in the amount of $622,719 consisted of adding back the accretion of $621,757 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $81,409 recorded as foreign exchange gain under Canadian GAAP, the reduction of the conversion price of debt of $281,652 recorded as interest income under Canadian GAAP and an addition of foreign exchange gain of $364,023 under US GAAP.

As at December 31, 2006, the convertible debt on the income statement in the amount of $238,139 consisted of adding back the accretion of $235,906 recorded as interest expense under Canadian GAAP, and an addition of foreign exchange gain of $2,233 under US GAAP.

As at December 31, 2007, the convertible debt on the income statement in the amount of $75,548 consisted of adding back the accretion of $75,656 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $21,708 recorded as foreign exchange gain under Canadian GAAP and an addition of foreign exchange gain of $21,600 under US GAAP.

Due to the modification, the remaining deferred financing cost of $113,560 was realized during 2005 under US GAAP, therefore, no finance costs would be recorded in 2007 on amortization of amounts reclassified to deferred finance costs. As a result a $3,417 (2006 - $13,637) finance cost amortized under Canadian GAAP would be added back under US GAAP.

In March, 2007, the debt was repaid and under Canadian GAAP the equity portion of the convertible debt of $2,190,799 was credited to contributed surplus.

Under US GAAP, the US$2 million convertible debt should be revalued at the year end exchange rate and any foreign gains or losses should be added back or subtracted from income.  The exchange rates used for year ended December 31, 2006 and 2005 are Cdn$1.1654 = US$1 and Cdn$1.160815 = US$1 respectively.  Also, at December 31, 2005 the deferred financing costs were reclassified from convertible debt in the income statement.

23.

Reconciliation to United States Accounting Principles (continued)

(d)

US$2 Million Convertible Debt (continued)

The US GAAP difference on the balance sheet restatement for December 31, 2006 for the foreign exchange gain on the convertible debt resulted in a reduction to the amount recorded to convertible debt and deficit are as follows:

	As Previously	Adjustments	As Restated
	Reported
Convertible debt	2,949,714	(618,914)	2,330,800
Deficit	(118,748,363)	618,914	(118,129,449)

The US GAAP difference on the balance sheet restatement for year ended December 31, 2005 on the foreign exchange gain on the convertible debt resulted in a reduction to the amount recorded to convertible debt and deficit are as follows:

	As Previously	Adjustments	As Restated
	Reported
Convertible debt	2,940,543	(618,914)	2,321,629
Deficit	(114,814,178)	618,914	(114,195,264)

The US GAAP difference on the income statement restatement for December 31, 2005 for the foreign exchange gain on the convertible debt and deferred financing costs are as follows:

As Previously		Adjustments	As Restated
	Reported
Deferred financing costs	(70,669)	(42,891)	(113,560)
Convertible debt	(39,086)	661,805	622,719
Net loss for the year according to
US GAAP	(5,788,804)	618,914	(5,169,890)
Basic and diluted (loss) earnings per share from
continuing operations before recovery from
discontinued operations according to US GAAP (0.14)		0.02	(0.12)
Basic and diluted earnings (loss) per share from
continuing operations according to US GAAP	(0.14)	0.02	(0.12)

 (e)   US$1 Million Convertible Debenture

Under Canadian GAAP, the proceeds $1,117,693 (US $1,000,000) of the September 26, 2006 financing (see Note 13(b)(iii)) allocated to the estimated fair value of the conversion feature of the debt recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $336,200 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount  would be recorded.  As at the date of conversion a total of $114,868 of amortization had been credited to the income statement. The remaining $781,493 of the initial proceeds was allocated to debt.

23.

Reconciliation to United States Accounting Principles (continued)

(e)   US$1 Million Convertible Debenture

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 13) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($235,385) is charged to the income statement as an additional interest charge. This resulted in a credit of $19,729 and $90,788 to share capital and contributed surplus respectively.

(f)

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

(h)

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiary is wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, “Business Combinations”.  This statement replaces SFAS 141 and defines the acquirer in a business combination as the entity that obtains control of one or more businesses in a business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141R also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions

23.

Reconciliation to United States Accounting Principles (continued)

(h)

Recently Issued Accounting Pronouncements (continued)

of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

 (i)

Changes in Accounting Policies

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition.  The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions.  Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.  The Company's evaluation was performed for the tax years ended December 31, 2001 to 2007 inclusive.  The Company may from time to time be assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results.  In the event the Company receives an assessment for interest and/or penalties, it will be classified in the financial statements as selling, general and administrative expenses.

24.   Related Party Transactions

(a)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(b)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

 (c)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007 the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.

The loan was fully repaid on November 27, 2007

25.

Government Contributions

In October 2007, Norsat was awarded a non-repayable Cdn$200,000 government contribution through Canada’s National Research Council– Industrial Research Assistance Program (NRC-IRAP).  The program provides non-repayable contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.  As at December 31, 2007 no contributions have been paid to the Company.

26.  Comparative Figures

Certain comparative figures have also been reclassified to conform to the financial statement presentation adopted in 2006.

27.  Subsequent Events

(i)

Incorporation of Norsat Korea Ltd.

On January 17, 2008 Norsat Korea Ltd. was granted incorporation status in the Republic of South Korea.  Norsat Korea Ltd. is a wholly owned subsidiary of Norsat International, Inc. and will perform research and development work to leverage lower cost production technologies for the microwave segment of the business.

(ii)

HSBC Operating Line of Credit

On January 28, 2008 the Company obtained a Cdn$500,000 or US$400,000 secured operating line of credit from HSBC under Export Development Canada’s (EDC) Master Receivable Guarantee program.

(iii)  Full Repayment of Operating Line of credit

On January 31, and February 29, 2008 the Company repaid Cdn$301,140 (US$300,000) and Cdn$196,880 (US$200,000) respectively of the operating line of credit.

(iv) Exercise of March 2006 Warrants

Warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  There were 3,065,232 warrants outstanding, of which 2,915,235 were redeemed.  At the strike price of US$0.475. Proceeds of the warrant exercise was Cdn$1,358,139 (US$1,384,737).

 (v) Redemption of Forward Contract

On February 27, 2008 the outstanding foreign exchange contract for EUR487,036 was closed by the delivery of Euros in exchange for Cdn$696,218.

B.  Significant Changes

Significant changes since year-end to March 19, 2008 are included in note 27 of the audited consolidated financial statements under Section 8 A.

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

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		NASDAQ		OTC BB
			(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
			High	Low	High	Low	High	Low

a)	2007		1.09	0.59	N/A	N/A	0.98	0.49
	2006		0.99	0.36	N/A	N/A	0.86	0.32
	2005		1.90	0.50	N/A	N/A	1.51	0.43
	2004		1.26	0.56	N/A	N/A	0.95	0.40
	2003		1.59	0.50	1.05	0.61	0.70	0.38

b)	2007
	Fourth quarter		0.81	0.61			0.80	0.60
	Third quarter		0.90	0.67			0.82	0.67
	Second quarter		1.09	0.81			0.98	0.75
	First Quarter		0.98	0.59			0.86	0.49
	2006
	Fourth quarter		0.67	0.47			0.57	0.41
	Third quarter		0.76	0.36			0.68	0.32
	Second quarter		0.93	0.68			0.80	0.60
	First Quarter		0.99	0.81			0.86	0.71
c)	2008
	February	2008	0.91	0.76			0.92	0.75
	January	2008	0.80	0.70			0.78	0.69
	December	2007	0.81	0.61			0.80	0.60
	November	2007	0.70	0.63			0.75	0.63
	October	2007	0.78	0.67			0.79	0.68
	September	2007	0.83	0.67			0.78	0.68

10.

Additional Information

A.

Share capital

Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 13. Share Capital.

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

Foreign Ownership Limitations

Neither the Act nor the incorporation documents of the Company impose limitations on the rights, including the right of non-resident or foreign shareholders, to hold or exercise voting rights attached to the Common Shares.

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

C.

Material Contracts

The only material contracts entered into by the Corporation, other than contracts entered into in the normal course of business, are as follows:

On October 1, 2006, employment contracts were entered into between Norsat International and senior management: as follows .(contracts appended as exhibits).:

Amiee Chan as President and Chief Executive Officer

Pervez Siddiqui as Vice President, Marketing

Randy Witten as Vice President, Sales

On January 2, 2007, an employment contract was entered into between Norsat International and Cathy Zhai as the Company’s Chief Financial Officer.(contract appended as exhibit).

On January 21, 2008, an employment contract was entered into between Norsat International and Eugene Syho, the Company’s newly appointed Chief Financial Officer.(contract appended as exhibit).

On January 12, 2007, the Company issued 1,065,968 common shares at Cdn$0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for gross proceeds of $479,685. Each share purchase warrant entitles the holder to purchase one common share at a price of US$0.48 for two years from the closing date. The Company paid share issuances costs of $12,770. The net proceeds of the employee stock purchase plan were $466,915.  The TSX approved amount for common share purchase was CDN$0.525. The difference, $79,948, was credited to contributed surplus and expensed to stock based compensation. (contract appended as exhibit).

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

Except as provided in the Investment Canada Act, there are no limitations under the laws of Canada, the Province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Common Shares of the Company.

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

F.

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2007 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

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

We are required to file reports and other information with the securities commissions in British Columbia and Ontario. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with those provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We ‘‘incorporate by reference’’ information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement (Information Circular) prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc.,  110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2N2 Attention Corporate Secretary.

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

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2007, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms;

and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

The Company’s Chief Executive Office and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Rule 13a – 5(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at Dec. 31, 2007.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based upon their assessment, the CEO and CFO concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective.

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

Mr. Sharpe serves as the chairman of the audit committee of Norsat. Mr. James Sharpe has over twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large complex organizations. Mr. Sharpe holds a BA in accounting from the University of Washington, an MBA from Pepperdine University and a MS in International Business from the University of Strathclyde, Scotland.

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

16.C.  Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Ernst &Young LLP for all services in 2007 and 2006:

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2007	$130,000	$68,700	$40,500	$0
2006	$130,000	$69,689	$13,000	$0

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

PART III

17.

Financial Statements

Reference is made under Item 8 “Financial Information”.

18.

Financial Statements

Not applicable.  See Item 17.

19.

Exhibits

2.1

Employee Share Purchase plan contract dated December 8, 2006

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Amiee Chan

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Eugene Syho

4.1

Employment Contract dated October 1, 2006 between the Company and Amiee Chan

4.2

Employment Contract dated October 1, 2006 between the Company and Pervez Siddiqui

4.3

Employment Contract dated October 1, 2006 between the Company and Randy Witten

4.4

Employment Contract dated October 1, 2006 between the Company and Cathy Zhai

4.5

Employment Contract dated January 21, 2008 between the Company and Eugene Syho

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Eugene Syho”
Date:	March 28, 2008	Eugene Syho, Chief Financial Officer

Exhibit 2.1 to 20-F submission for Norsat International Inc.

110-4020 Viking Way	Tel: 604.821.2800
Richmond, British Columbia	Fax: 604.821.2801
Canada V6V 2N2	www.norsat.com

Share Offering Document

The Company is providing this share offering document to its employees on a confidential basis.  By accepting and retaining a copy of this document, the recipient agrees to keep and hold the information it contains in confidence.  Employees may, however, discuss its contents with other employees, their professional advisors and members of their immediate family.  Employees should carefully review the information contained in this document before making an investment decision.  No Securities Commission or similar regulatory authority has passed on the merits of the securities offered nor has it reviewed this offering document and any representation to the contrary is an offence.

Date: December 8, 2006

NORSAT INTERNATIONAL INC.

110-4020 VIKING WAY

RICHMOND, BC V6V 2N2

(the "Company") or (the “Corporation”)

Share Offering Period	Shares	Price Per Share	Net Proceeds to Company (1)
January 2, 2007 to January 5, 2007	1,332,500 (2)	$0.40 USD ($0.45 CAD)	$599,625.00 CAD

(1)    No commission or other fees are being paid in connection with this Offering.

(2)   As part of this Offering, the Company is also granting to Eligible Employees who purchase Shares under the Offering, one-half of one non-transferable share purchase warrant for each Share purchased.  Each whole share purchase warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for 2 years from the closing date of the Offering at a price of $0.48 USD per common share, or such other lower price as may be permitted by the rules and policies of the Toronto Stock Exchange on the closing date of this Offering.

PURPOSE OF THE PLAN

The Company initially adopted its employee share ownership plan (the “Plan”) on June 1, 1991 and amended it on December 5, 2006.  The purpose of the Plan is to:

(a)

give the Company’s employees an opportunity to participate in the ownership of their employer;

(b)

encourage teamwork and cooperation among all members and units of the Company;

(c)

improve organizational performance;

(d)

improve the Company’s ability to retain a skilled work force; and

Exhibit 2.1 to 20-F submission for Norsat International Inc.

(e)

provide an additional source of equity capital to the Company.

The Plan was registered under the Employee Investment Act (British Columbia) (the "Act") so that Tax Credit Eligible Employees could receive a 20% employee investment tax credit on share purchases under the Plan.  See the section headed "Summary of Tax Assistance" for details.

Eligible Employees who want to subscribe for Shares in this Offering must complete the Purchase Form accompanying this Share Offering Document and return it to Aubrey Lam by 2:00 p.m. on January 5, 2007.  The Purchase Form must be accompanied by payment (by way of cheque, bank draft or money order made payable to “Norsat International Inc.”) for the number of Shares subscribed for.  This Offering is priced in US dollars, but you can pay for the Shares you purchase in either US dollars or the Canadian dollar equivalent.  If you want to pay for your Shares in Canadian dollars, you should use the following exchange rate: $1USD = $1.125CDN.

ELIGIBLE EMPLOYEES

Employees of the Company or its affiliates who fall into one of the following two groups and have been employed by the Company (or a predecessor or an affiliate of the Company) for a period of ONE month are eligible to purchase Shares under the Plan

1.

“Tax Credit Eligible Employees” are those employees who, at the time of purchasing Shares under the Plan, are:

(a)

residents of British Columbia,

(b)

employed by the Company, or by the predecessor or an affiliate of the Company on a continuing basis for an average of at least 20 hours each week or is a Dedicated Contractor Employee or a Seasonal Part Time Employee, and

(Note:  employment on a "continuing basis" includes part time employment for not less than 3 months each year for 2 or more consecutive years);

(c)

not major shareholders (as defined in the Act) of the Company.

(A "major shareholder" includes a person who, together with their relatives, trusts or companies, holds 10% or more of the Shares of the Company.  Employees who may be a "major shareholder" should check the definition in section 1 of the Act).

(Dedicated Contractor Employees are defined in the Plan)

2.

“Other Eligible Employees” are employees or persons who do not qualify as Tax Credit Eligible Employees but have been defined by the Company’s Board of Directors as Eligible Employees for the purpose of participating under the Plan.

An employee who is either a Tax Credit Eligible Employee or is an Other Eligible Employee is referred to in this Share Offering Document as an “Eligible Employee”.

PURCHASE ENTITLEMENT

The Plan allows share offerings to be made to Eligible Employees from time to time.  The size, price and period of the current share offering to Eligible Employees are shown on the face page.

The Plan provides that each Eligible Employee has an equal right to purchase Shares.

There are 47 Eligible Employees, of which 39 are Tax Credit Eligible Employees, and 8 are Other Eligible Employees.  Each Eligible Employee can purchase up to 28,351 Shares under the Offering.

UNDER SUBSCRIPTION

Exhibit 2.1 to 20-F submission for Norsat International Inc.

If the total number of Shares purchased by Eligible Employees in the Offering is less than the total number of Shares offered to Eligible Employees in the Offering (an “Under Subscription”), those Shares not initially purchased  (the “Remaining Shares”) will be automatically offered to those Eligible Employees, on the same entitlement basis as in the first round, who have purchased the maximum number of shares allocated to them.

PURCHASE BY AN RRSP OR OTHER TRUST

The Plan allows Eligible Employees to purchase shares through a self-directed registered retirement savings plan ("RRSP") if they wish.

The shares under the Plan will qualify as an investment for a RRSP so long as the transferor of such shares is not a “designated shareholder” of the Company for the purposes of the Income Tax Act (Canada).

The transfer of a share of the Company to an RRSP will result in a disposition of such share for an amount equal to its fair market value as at the date of transfer.  Assuming the subject shares are capital property of an Eligible Employee, the disposition of such shares will result in a capital gain equal to the excess of the fair market value of the shares over the adjusted cost base of the shares.

The benefits of an RRSP purchase apply to all Canadian resident Eligible Employees.

The comments above are general in nature.  Eligible Employees should consult with their own tax advisors regarding the above before making a decision to purchase, or transfer, Shares.

SUMMARY OF TAX ASSISTANCE

The Plan is registered under the Act.  The Province of British Columbia enacted the Act to encourage employee investment for the purposes of job creation, job protection and employee participation in corporate ownership.  The Act encourages employee investment by providing for employee investment tax credits to be issued to Tax Credit Eligible Employees who purchase shares under registered employee share ownership plans.

 A summary of the key characteristics of the tax credit is set out below:

•

the credit is equal to 20% of the share purchase price (not including the warrant exercise price payable on exercise of the Warrants) paid by the Tax Credit Eligible Employee.

•

the maximum credit is $2,000 for a calendar year (per person) (= $10,000 of investment/yr.)

•

credit towards B.C. income tax otherwise payable.

•

unused credits cannot be carried forward or back or be refunded in cash.

•

if a share purchase under the Plan is made during the first 60 days of a calendar year, the Tax Credit Eligible Employee may claim the tax credit for that calendar year or the previous calendar year.

•

the value of the tax credit will not be included in the Tax Credit Eligible Employee's income for tax purposes or reduce the adjusted cost base of the shares acquired.

•

the tax credit is only available to the first purchaser of the share.

By law only persons who are Tax Credit Eligible Employees (see the section headed "Eligible Employees" for the definition of a "Tax Credit Eligible Employee") can claim a B.C. tax credit on their share purchases under the Plan.  Other persons cannot claim a B.C. tax credit even though they may be eligible to buy shares under the Plan as an "Other Eligible Employee".

The Company will apply to the Province for tax credit certificates on behalf of Tax Credit Eligible Employees.  The tax credit certificate is then claimed on and filed with the Tax Credit Eligible Employee's income tax return.

Exhibit 2.1 to 20-F submission for Norsat International Inc.

A tax credit must be repaid to the Province if a Tax Credit Eligible Employee sells shares purchased under the Plan within 3 years of buying them.  The Act seeks to encourage longer term, committed investment.   Therefore, tax assistance is withdrawn in the case of investments, which prove to be short term.   After expiry of the 3-year period, the shares may be sold in accordance with the Plan without repayment of the tax credit.

To enable monitoring of share transactions, the Act requires that the certificates representing shares purchased by Tax Credit Eligible Employees under the Plan be held in the custody of an authorized depository during the 3-year hold period.  RBC Dexia Investor Services Trust is currently the authorized depository.  The authorized depository will release the share certificates after expiry of the 3-year period.

All purchasers will receive an investment confirmation from the Company within 30 days of paying for shares purchased under the Plan.

The extent of the Province's involvement in the Plan has been to register it under the Act to allow Tax Credit Eligible Employees to receive the tax assistance described above.  The Province has not reviewed the investment merit of the shares being offered by the Company and in no way guarantees an investment in the shares.  Assessment of investment merit, adequacy of the Plan, and due diligence review is entirely the responsibility of the investor.

If the legislation governing the Employee Share Ownership Program is amended or repealed, any approval provided by the Ministry in connection with the Company’s Plan, including any approval relating to payment of tax credits to Tax Credit Eligible Employees who purchased shares under the Plan, could be subject to variation or cancellation by the Administrator of the Act.

SHARE VALUATION FORMULA

The Share Valuation Formula is used to determine the price for the Shares offered to Eligible Employees.

The Share Valuation Formula under the Plan is the following:

Share Value = market price (as defined in the rules and policies of the Toronto Stock Exchange at the time of an Offering) less any discounts permitted by the Toronto Stock Exchange, with the Share Value more particularly identified in the Share Offering Document for any particular Offering

The Share Value Calculation for this offering was made in accordance with the Share Valuation Formula noted above.  The Company “reserved”, with the Exchange, the market price of $0.48 USD, and the price of $0.40 USD for the price of the Shares under the Offering is within the Exchange's permitted discount to market price. This price was based on the market price and trading volume of the Company’s shares on the Exchange over the trading days of November 21, 22, 23, 24 and 27, 2006.

A copy of the Company’s most recent audited restated annual financial statements for the year ended December 31, 2005 accompanies this Share Offering Document.

Alterations to the Share Valuation Formula may only be made by the Company with the prior approval of the Administrator of the Act and a majority of the Employee Shareholders.

RESTRICTIONS ON RESALE

The issuance of the shares to Eligible Employees by the Company is subject to the Securities Act, RSBC 1996 (British Columbia) and the respective rules and regulations thereunder, which normally requires a prospectus to be prepared and delivered to the purchaser, and any trade in securities be conducted through a registered representative.  Because of the time and expense associated with providing a prospectus and obtaining registration, the Company intends to rely upon exemptions from the prospectus and registration requirements contained in Sections 45(2)(10) and 74(2)(9) of the Securities Act (British Columbia) and National Instrument 45-106 Prospectus and Registration Exemptions.

Exhibit 2.1 to 20-F submission for Norsat International Inc.

The Company advises you of the resale restrictions which will apply in respect of the Shares and common shares issuable on exercise of your Warrants.

These securities will be subject to a number of resale restrictions, including a restriction on trading under securities legislation.  Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation. Unless permitted under securities legislation, you cannot trade the securities before the date that is 4 months and one day after the distribution date (being the date that the Shares are issued under this Offering).

The shares must also be held for 3 years in order to be eligible for Provincial tax credit. Resale within three years of purchase could result in a requirement to repay the Province of British Columbia’s tax credit.  See the heading “Summary of Tax Assistance” above for more information about the British Columbia tax credits.

SHARE AND LOAN CAPITAL

Share Capital

The authorized capital of the Company consists of 75,000,000 common shares of which as of November 30, 2006, 49,562,558 common shares were issued and outstanding.  The shares being offered to Eligible Employees under the Plan are common shares.

Common Shares

The holders of common shares are entitled to one vote for each share held at all meetings of shareholders of the Company (other than special class meetings at which only holders of another class of shares are entitled to vote) and, subject to the rights attached to the preferred shares, are entitled to receive, pro rata with all other holders of common shares, such dividends as may be declared by the directors of the Company on the common shares and the remaining assets of the Company in the event of its liquidation, dissolution or winding-up.  This is the class of share being offered to Eligible Employees under the Plan.

Outstanding Options, Warrants, Conversion Rights

As at November 8, 2006, the Company has granted the following rights to acquire common shares to the following groups of persons:

Nature of Convertible Security	No of Common Shares into which Convertible Security is Exercisable	Exercise Price (in $ CDN unless otherwise noted)	Expiry Date
Share purchase options Granted to Company directors, officers and consultants	1,581,150	$0.50 to $2.39	Various dates in 2010
Share purchase options Granted to Company directors, officers and consultants	150,750	$2.40 to $4.29	Various dates in 2010
Share purchase options Granted to Company directors, officers and consultants	150,750	$4.30 to $6.19	Various dates in 2010
Warrants Granted to private placement purchasers	1,206,811	$1.09	April 8, 2009

Exhibit 2.1 to 20-F submission for Norsat International Inc.

Warrants Granted to private placement purchasers	3,065,232	$0.75 USD	March 8, 2008
Warrants Granted to private placement purchasers	1,250,000	$0.45 USD	November 6, 2008
Convertible Debt $2,000,000 USD convertible into common shares	1,600,000	$1.25 USD	March 28, 2007
Total	9,004,693

If all of the foregoing convertible securities were exercised into common shares of the Company, the Company would have issued and outstanding 58,567,251 common shares.

Secured Loan Capital

None applicable.

USE OF PROCEEDS

The Company will use the net proceeds of the Offering for general working capital purposes.

The Company will not use any funds received from the issue of Shares under the Plan for any purpose prohibited by the Act or the Regulations.

The Company may use funds received from the issue of Shares under the Plan for one or more of the uses specified in section 6 (a) of the Act, as described in Appendix “A” of the Plan.

RIGHT TO REVIEW PLAN

The Plan itself is a detailed legal document.  Any Eligible Employee who wishes to examine the Plan, may  review the Plan upon request.  An Eligible Employee should contact Aubrey Lam to obtain a copy of the Plan.

SHAREHOLDER COMMUNICATION

Under the Plan, the Company has committed to provide the following information to each employee shareholder within 120 days of December 31st in each year

(a)

the most recently established Share Value;

(b)

the basis on which the Share Value was established;

(c)

disclosure with respect to major decisions made by the Company during the prior year which materially affect the Share Value;

and, if applicable,

(d)

a summary (including price information) of all new shares issued and options, warrants or conversion rights granted by the Corporation since the last report; and

Exhibit 2.1 to 20-F submission for Norsat International Inc.

(e)

a separate expression of the Share Value on a fully diluted basis.

Since the Company is a reporting issuer, the Company is subject to disclosure requirements of the securities regulatory authorities.  Accordingly, all of the Company’s public disclosure, including annual and interim financial statements and related management discussion and analysis, is available on the SEDAR website at www. sedar.com.

After an Eligible Employee purchases Shares and becomes a shareholder of the Company, the Eligible Employee will also be entitled to attend the Company’s annual general meeting, held once a year.  The Eligible Employee, as a shareholder of the Company, will receive notice of, and be entitled to vote at, the annual general meeting of the Company, in accordance with the provisions of the Business Corporations Act (British Columbia) and applicable securities legislation.

BOARD OF DIRECTORS

The Company's constitution provides that the Board of Directors of the Company has authority over management of the Company.  The Board of Directors is elected each year by the shareholders at the Company's annual general meeting.  There are 4 positions on the Board presently filled by the following persons and there are currently two un-filled vacancies.   Between annual general meetings any casual vacancies on the Board of Directors (i.e. due to resignation) may be filled by the remaining directors without the approval of the Company’s shareholders. The following is a list of the Company’s directors and officers, their principal occupations for the past 5 years and their position with the Company:

Name	Principal Occupation (for past 5 years)	Position with Company
Ugo Doninelli	General Manager and CEO, Prismafin S.A., Chiasso, Switzerland.	Director, Chairman of the Board
James Sharpe	President, Sharpe Associates, a firm based in Washington state that provides a wide spectrum of financial management services to small and medium-sized private firms and public entities	Director, Vice Chairman of the Board, Chairman of the Audit Committee
Joseph Caprio	President, Cooperative Collegiate Services, a firm serving as a management consultant to a number of businesses	Director, Chairman of the Compensation Committee, member of the Audit Committee
Christopher Hoyle	Lawyer, Partner of the law firm Beachcroft Wansbroughs, London, England	Director
Amiee Chan

President and Chief Executive Officer of the Company from September 2006 to present; Vice-President, Operations of the Company from April 2004 to September 2006; Product Manager at Creo Inc. from 2002 to 2004, Director of Engineering at Norsat from 2000-2002.

President and Chief Executive Officer
Cathy Zhai

Interim Chief Financial Officer of the Company from September 2006 to present; Corporate Controller from August to September 2006; CFO of Moncoa Corporation from March 2001 to 2006; Accounting Manager of Hunter Dickinson

Exhibit 2.1 to 20-F submission for Norsat International Inc.

Inc. from 2005 to 2006.	Interim Chief Financial Officer

As a group, the Company’s directors and officers hold, directly and indirectly, 4% of the Company’s outstanding voting shares.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

ADVERSE MATERIAL CHANGES

There have been no adverse material changes in the business of the Company since the date of the financial statements included with this Share Offering Document.

RECENT INFORMATION RELEASES

The Company is listed on the Toronto Stock Exchange.  Copies of press releases, material change reports and financial statements recently filed on public record can be viewed on the Company’s website, www.norsat.com, Investors Relations, Press Release Archive. Eligible Employees who wish to examine the whole of the Company’s public file may do so by visiting the SEDAR website at www.sedar.com.

RISK FACTORS

Eligible Employees should carefully consider the risks and uncertainties described below before making an investment decision to purchase Shares. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

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

Exhibit 2.1 to 20-F submission for Norsat International Inc.

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

We cannot be sure that we will be able to compete effectively with our current competitors. The satellite communications industry is intensely competitive. Our competitors have technologies, products and resources that may be more advantageous and they compete directly with us. Some of these competitors are large, established companies which have significantly greater resources than we have. Our ability to compete effectively will depend on our ability to increase sales and attract new customers in a timely and cost effective manner and market and sell these products at competitive prices. We are dependent on others for the supply and manufacture of components and products we sell. We have outsourced substantially all of the manufacturing of the microwave products we sell and, with the progression of the portable satellite systems from development to production, we rely on our suppliers to provide components for the production of these satellite systems. If either the manufacturers or suppliers cannot deliver products to us on time, and at competitive pricing, our revenues and profits will be adversely affected.

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

Exhibit 2.1 to 20-F submission for Norsat International Inc.

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

We may be subject to product liability claims, which are not fully covered by insurance. The manufacture sale and marketing of our satellite products expose us to the risk of product liability claims. Given the complex nature of our products, they may contain undetected errors or performance problems, particularly when new products are introduced. Although our products undergo testing prior to introduction to the market, it is typical in the satellite communications industry for such products to contain errors and performance problems, which are discovered after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into our products, may also contain such defects and errors, which could substantially reduce the performance of our products. We are also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that we distribute. Although product defects have not been a significant factor, we maintain product liability insurance. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by our product liability insurance, they could severely and negatively impact our business liability insurance coverage and our available cash resources. A product liability claim, even one without merit or for which we have substantial coverage, could result in significant legal defense costs, thereby increasing our expenses, lowering our earnings and, depending on revenues, potentially resulting in additional losses.

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

Tax Matters

Federal and provincial tax treatment of dividends and of capital gains has an impact on the attractiveness of an investment in the Shares.  The return on the investment is subject to changes in tax laws and the administrative

Exhibit 2.1 to 20-F submission for Norsat International Inc.

interpretation of tax laws.  There can be no assurances that tax laws will not change in the manner that will alter the consequences to an investor holding or disposing of the Shares.  No advance income tax ruling has been applied for or received with respect to the income tax consequences set out in this Share Offering Document.  Before making an investment, each investor should obtain his or her own independent tax advice.

COST SHARING FOR EMPLOYEE GROUPS

The Act allows for Provincial cost sharing assistance to employee groups that obtain independent professional advice relating to the negotiation, evaluation and implementation of a registered employee share ownership plan.   Reimbursement of 50% of eligible costs up to $2,500 may be applied for in any calendar year.   For more information about cost sharing for employee groups, contact the Investment Capital Branch of the Ministry of Economic Development at 1-800-665-6597.

CERTIFICATE

This document contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.

Dated: December 8, 2006

Signature of CEO, Amiee Chan

Signature of Interim CFO, Cathy Zhai

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 28, 2008	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eugene Syho, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 28, 2008	“Eugene Syho”
Eugene Syho
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

Date:	March 28, 2008	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 32.2 to 20-F submission for Norsat International Inc.

       I, Eugene Syho, certify that:

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

Date:	March 28, 2008	“Eugene Syho”
Eugene Syho
Chief Financial Officer