Form 20-F
period 2008-12-31
Norsat International Inc.
filed 2009-03-30
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

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

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 54,313,305 common shares.

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

[x] Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer___

Accelerated filer___

Non-accelerated filer_X_

Indicate by check mark which financial statement item the registrant has elected to follow.

[x] Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes [x] No

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

19

4A.

UNRESOLVED STAFF COMMENTS

19

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

A.

OPERATING RESULTS

19

RECENT ACCOUNTING PRONOUNCEMENTS

26

CHANGE IN REPORTING CURRENCY

26

INVENTORIES

26

CAPITAL DISCLOSURES

27

FINANCIAL STATEMENT – PRESENTATION

27

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

27

RECENT U.S. GAAP PRONOUNCEMENTS

27

DERIVATIVE INSTRUMENT AND HEDGING ACTIVITY DISCLOSURES

27

NON-CONTROLLING INTERESTS

27

BUSINESS COMBINATIONS

28

RECENTLY ADOPTED U.S. GAAP POLICIES

28

FAIR VALUE OPTION FOR FINANCIAL ASSETS AND LIABILITIES

28

FAIR VALUE MEASUREMENTS

28

B.

LIQUIDITY AND CAPITAL RESOURCES

30

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

31

D.

TREND INFORMATION

32

E.

OFF-BALANCE SHEET ARRANGEMENTS

32

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

33

G.

SAFE HARBOR

33

6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

33

A.

DIRECTORS AND SENIOR MANAGEMENT

33

B.

COMPENSATION

35

C.

BOARD PRACTICES

37

D.

EMPLOYEES

40

E.

SHARE OWNERSHIP

42

7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

43

A.

MAJOR SHAREHOLDERS

43

B.

RELATED PARTY TRANSACTIONS

43

C.

INTERESTS OF EXPERTS AND COUNSEL

44

8.

FINANCIAL INFORMATION

45

A.

CONSOLIDATED FINANCIAL STATEMENTS

45

B.

SIGNIFICANT CHANGES

82

9.

THE OFFER AND LISTING

83

10.

ADDITIONAL INFORMATION

84

A.

SHARE CAPITAL

84

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

84

C.

MATERIAL CONTRACTS

86

D.

EXCHANGE CONTROLS

87

E.

TAXATION

87

F.

DIVIDENDS AND PAYING AGENTS

90

G.

STATEMENT BY EXPERTS

90

H.

DOCUMENTS ON DISPLAY

91

I.

SUBSIDIARY INFORMATION

91

11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

91

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

91

RISKS ASSOCIATED WITH CURRENT MARKET CONDITIONS

92

12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

92

PART II

93

13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

93

14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

93

15.

CONTROLS AND PROCEDURES

93

16A.

AUDIT COMMITTEE FINANCIAL EXPERT

94

16B.

CODE OF ETHICS

94

16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

95

16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

95

16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

95

PART III

95

17.

FINANCIAL STATEMENTS

95

18.

FINANCIAL STATEMENTS

95

19.

EXHIBITS

96

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in United States dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.

KEY INFORMATION

A.

Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc.(“the Company”, or “Norsat”) for the last five fiscal years ended December 31, 2008, 2007, 2006, 2005, and 2004 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for the last three fiscal years ended December 31, 2008, 2007, and 2006 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Information for the year ended December 31, 2005 and 2004 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars.

Reference is made to Note 28 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2008	2007	2006	2005	2004
Sales ($000’s)	18,057	16,451	13,448	14,953	13,461
Earnings (loss) from operations ($000’s)	2,200	1,385	(3,876)	(4,861)	330
Net earnings (loss) ($000’s)	2,200	1,385	(3,833)	(4,861)	886
Earnings (loss) per share from operations – basic and diluted ($)	0.04	0.03	(0.08)	(0.11)	0.02
Earnings (loss) per share – basic and diluted ($)	0.04	0.02	(0.08)	(0.11)	0.02
Weighted average number of shares – basic (000s)	53,352	50,599	46,681	42,518	40,282
Weighted average number of shares – diluted (000s)	53,352	55,806	46,681	42,518	40,721
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	13,327	9,528	8,427	9,049	10,148
Net assets ($000s)	8,604	5,797	3,074	3,056	6,735

Long-term debt (excluding current portion) ($000s)	-	-	-	1,726	1,221
Capital Stock ($000s)	37,825	35,343	35,009	31,983	31,570

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2008	2007	2006	2005	2004
Sales ($000’s)	18,057	16,398	13,448	14,953	13,461
Earnings (loss) from operations ($000’s)	2,427	1,479	(3,514)	(4,266)	685
Net earnings (loss) ($000’s)	2,427	1,479	(3,468)	(4,267)	1,246
Earnings (loss) per share from operations – basic and diluted ($)	0.05	0.03	(0.07)	(0.10)	0.02
Earnings (loss) per share – basic and diluted ($)	0.05	0.03	(0.07)	(0.10)	0.03
Weighted average number of shares – basic (000s)	53,352	50,599	46,681	42,518	40,282
Weighted average number of shares – diluted (000s)	53,352	55,806	46,681	42,518	40,721
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	13,297	9,528	8,424	9,034	10,509
Net assets ($000s)	8,574	5,797	3,007	2,772	6,317
Long-term debt (excluding current portion ($000s)	-	-	-	-	-
Capital Stock ($000s)	95,310	92,828	92,494	89,549	89,135

The exchange rate as of the date of close of business on March 24, 2009 was 1.2318.

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

Table II presents the average of the Exchange Rates on each of the Month Close Dates.

TABLE I	Last Six Months Ended
	2009		2008
	Feb.	Jan.	Dec.	Nov.	Oct.	Sep.
High for period	1.2160	1.2741	1.2969	1.2855	1.2943	1.0796
Low for period	1.2731	1.1823	1.1965	1.1499	1.0609	1.0338

TABLE II	Year Ended December 31
	2008	2007	2006	2005	2004
Average for period	1.0660	1.0767	1.1344	1.2116	1.3015

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations  Management believes that as a result of the recent turnaround,  the Company has sufficient resources to met operating requirements for the next year. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing. At December 31, 2008, the Company has accumulated a deficit of $32,514,569. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the fourth quarter of 2008. However, it cannot be used as an indication of the Company’s future performance.

The Company has no debt obligations at the end of December 31, 2008. The profitable results earned in the last two fiscal years have provided the Company with some impetus towards a strong financial foundation. Based on the current financial results, management is confident in the ability of the Company to continue as a going concern. However, the Company still has challenges with respect to unevenness of sales patterns attributable to military transactions.  This pattern combined with the current upheaval in the global economies makes it difficult to have absolute certainty about future cash flows.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and reliance should not be placed on any such comparisons as an indication of future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company recognizes the threats posed by the current credit crisis and global recession, but cannot guarantee that it will be able to successfully navigate through the current downturn. The current global economic deterioration has impacted companies across a wide spectrum of industries, and the satellite communications industry is not immune to the recessionary trends. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, the satellite products must meet the needs of the Company’s existing and potential customers and be competitively priced, additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash will be critical to the continuation of operations.

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

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.  The Company expects that a majority of the Satellite Systems revenues will continue to be dependent on sales to a small number of customers.  The Company also expect that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

If the Company fails to sell the products to one or more targeted customers in any particular period, or are unable to diversify  the customer base and segments, its ability to generate  revenues, achieve profitability, and invest in growth opportunities will be adversely affected.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of uneven sales and delays associated with selling to the Government sector. There are additional risks associated with non-US companies such as Norsat directly supplying to the US military.

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

The Company’s ability to compete effectively will depend on its ability to increase sales; attract new customers in a timely and cost effective manner and sell these products at competitive prices.  The Company is dependent on others for the supply and manufacture of components and products it sells.  The Company has outsourced substantially all of the manufacturing of the microwave products it sells; and for some of its portable satellite systems, the Company relies on its suppliers to provide components for the production of these satellite systems. If either the manufacturers or suppliers cannot deliver products to the Company on time, its revenues and profits will be adversely affected.

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

The Company has had high employee turnover. In 2007, twenty-one employees were terminated or resigned and nineteen employees were hired. In 2008, thirteen employees departed and were replaced. High employee turnover affects knowledge retention, the effectiveness of processes, the value of existing intellectual property, and the ability to hire qualified candidates and maintain the healthy relationships with outside parties. The Company continues to evolve its hiring practices and is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover.

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued, and the number of shares available for future issuance may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 Common Shares authorized, of which 54,313,305 were outstanding at December 31, 2008 and an additional 3,091,501 Common Shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued Common Shares. Any series of Preferred

Stock, if and when established and issued, could also have rights superior to the Company’s Common Shares, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s international sales are denominated primarily in US dollars, Euros and UK pounds. While the Company expects its international revenues and expenses will continue to be denominated primarily in US dollars, a portion of its international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the Canadian dollar, the Company could experience and has experienced the risks of fluctuating currencies. Such exposure is partially hedged by inventory purchases which are dominated in US dollars as well. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

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

3.

The Company’s principal business is located at the following address:

110- 4020 Viking Way

Richmond, British Columbia

Canada V6V 2L4

Telephone: 604-821-2800

Fax: 604-821-2801

Email: investor@norsat.com

www.norsat.com

4.

   The principal business events in Norsat’s 26 year history are (in chronological order):

11

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

2008

The Company announced entry into the marine satellite industry and the Worldwide Interoperability for Microwave Access (WiMAX) network business in 2008.

The Company received a repayable contribution from the Canadian government to assist in research and development activities.  The funding program was made through the Ministry of Industry’s Strategic and Aerospace Defence Initiative (“SADI”). The total contribution will be a maximum of Canadian $5.97 million through to the year 2011.

In September 2008, the Company was awarded a $5.5 million contract from the U.S. Department of Defense for the delivery of portable satellite systems.

5.

Capital Expenditures -

During 2008, the Company made net purchases of property and equipment in the amounts of $302,331 primarily relating to the purchase of equipment for product development and test equipment. There are currently no major capital projects or divestitures in progress.

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

While Norsat’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs. Currently, approximately 51% of sales continues to be earned from the US military sector. As a result, sales can have significant swings from quarter to quarter due to the timing of orders from the US government.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	2008	2007	2006
Canada	$597,728	$545,410	$824,555
United States	12,577,704	10,894,516	8,103,225
Europe and other	4,881,404	5,011,095	4,520,557
	$18,056,836	$16,450,661	$13,448,337

The Company’s portfolio of satellite ground equipment comprises primarily of microwave components and portable satellite systems. These components and systems are designed to interoperate with geostationary satellites orbiting the earth.

Business Segments

Norsat currently operates two strategic business segments: Microwave Products and Satellite Systems.  While both business segments provide core elements of the satellite ground infrastructure, the characteristics and dynamics of the markets in which the two business segments operate are unique.

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

3. Research and Development

Research and development activities and projects were focused on completing the GLOBETrekker family of products, modifying microwave components for various applications and submitting a number of patent applications. The Company spent approximately 4.4% of its annual revenues net of any government contributions and allocated 20% of its staff towards research and development activities.

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

C.

Organizational structure

As of December 31, 2008, the Company has five wholly-owned and active subsidiaries. These are: Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England: Norsat International (America) Inc. incorporated and located in Annapolis, MD, United States of America; Norsat Korea Ltd. incorporated and located in Daejeon, South Korea; Norsat SA, incorporated in Lausanne, Switzerland and Norsat Italia, Srl incorporated and located in Rome, Italy.

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

On September 11, 2008 Norsat Italia Srl was incorporated in Rome Italy to support the Company’s thrust into the marine satellite business.

On December 23, 2008 Norsat SA was incorporated in Lausanne, Switzerland to create a regional centre for the Company’s expanding level of activity in the European, Middle East and African markets.

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

Norsat also operates out of leased premises in Lincoln, England, Maryland, USA, Daejeon, South Korea and Rome, Italy.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.

UNRESOLVED STAFF COMMENTS

Not applicable

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating results

The following information should be read in conjunction with the Company’s 2008 consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 28 to the Company’s audited consolidated financial statements.  All amounts following are expressed in United States Dollars unless otherwise indicated.

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

 Fiscal 2008 Compared to Fiscal 2007

	2008	2007
	$	$
Sales	18,057	16,451
Earnings(Loss) from operations before income taxes	2,200	1,385
Net earnings (loss)	2,200	1,385
Earnings (loss) per share from operations - basic and diluted	.04	.03
Earnings (loss) per share, - basic and diluted	.04	.02
Total Assets	13,327	9,528
Long-term debt	nil	nil

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2008	$	$	$	$
Sales	2,929	3,960	4,888	6,280
Earnings from operations before income taxes	5	135	742	1,318
Net earnings	5	135	742	1,318
Earnings per share from operations – basic and diluted	0.00	0.00	0.01	0.02
Earnings per share – basic and diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	51,911	53,668	53,698	54,117
Diluted	55,659	57,335	57,140	54,117

2007	$	$	$	$
Sales	3,763	4,122	3,786	4,780
Earnings from continuing operations	462	526	167	230
Net earnings	462	526	167	230
Earnings per share from operations - Basic and diluted	0.01	0.01	0.00	0.00
Earnings per share – Basic and diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	50,486	50,558	50,584	50,646
Diluted	50,486	55,371	55,769	55,871

Results of Operations

Sales ($000’s)	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
Microwave Products	$1,974	$2,103	$2,262	$2,329	$ 8,668	$ 9,111
Satellite Systems	955	1,857	2,626	3,951	9,389	7,340
	$2,929	$3,960	$4,888	$6,280	$18,057	$16,451

Total sales for 2008 were $18.1 million, up from the $16.5 million sold in 2007. Fiscal 2008 saw sales grow by 9.8% over fiscal 2007.  This sales growth continues the pattern set in 2007. Management is committed to continually growing the revenue line by entering new geographic markets, broadening its customer base, and/or expanding into new market verticals.

The current nature of the Company’s business is still expected to result in uneven sales results quarter on quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed throughout the year.

Sales from Microwave Products were $8.7 million, down 5% from the $9.1 million in sales recorded in 2007. Sales in the previous year were atypical as there was a large backlog of orders from 2006 that was filled in fiscal 2007. Towards the latter part of 2008, a number of the Company’s resellers reported a softening of the market as end customers have elected to postpone or defer orders for microwave components due to market conditions. The Company continues to be a prominent player in the Low Noise Blockdown Converter (LNB) market and will continue to maintain its market leadership position.

Sales of Satellite systems were $9.4 million, up 28%, compared to $7.3 million last year. The improvement is a continuation from last year’s efforts to increase penetration of the market and generate higher sales from the Company’s reseller channels. Partial shipments against the $5.5 Million US Department of Defense order also provided a boost to current year sales.

Gross Margin	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
Microwave	43%	39%	37%	53%	43%	48%
Satellite systems	67%	62%	57%	57%	59%	57%
Combined	51%	50%	48%	56%	51%	52%

The Company’s overall gross margin for 2008 was 51% compared to 52% in 2007.  Gross margins were down slightly from 2007, primarily due to the softening of margins in the Microwave business as a result of the global economic slowdown. This weakening was offset by an increase, in the Satellite System gross margins.

 The gross margin for Microwave Products was 43% in 2008 compared to 48% in 2007. A number of new microwave product introductions in 2007 resulted in higher margins for that year. The global recessionary trends also put downward pressure on margins on the more commoditized items of the product portfolio. The Company is committed to maintaining market leadership through continually improving Microwave product offerings, but may be unable to sustain a high rate of refresh due to the maturity of the market segment.

The gross profit margin for Satellite Systems increased marginally to 59% in 2008 compared to 57% in 2007. Although the Company saw increased raw material and subcomponent prices, these increases were offset by production efficiency gains attributable to higher volume production runs..

Operating Costs ($000’s)	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
S G & A	$1,303	$1,527	$1,468	$1,955	$ 6,253	$ 5,331
Product development	185	225	83	306	799	726
Amortization	90	92	97	68	347	333
Other (Income) Expenses	(93)	(12)	(66)	(159)	(330)	767
Total Operating Costs	$1,485	$1,832	$1,582	$2,170	$7,069	$7,157

For the year ended December 31, 2008, the total operating expenses were $7.1 million down slightly from the $7.2 million in 2007.

Selling, general and administrative (SG&A) expenses increased to $6.3 million in 2008 from $5.3 million in 2007. Selling, General and Administrative expenses in 2007 were significantly lower as the Company operated with some vacancies and other cash conservation initiatives initiated to preserve the Company. In 2008, the vacancies were filled and the Company operationally shifted towards a sustainable and frugal operating level. The current year expenses also included corporate expansion and development costs.  Throughout the year, the Company’s management team continues to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while still maintaining tight cost controls.

The increases are due to a number of factors, most significantly among them were: i) Corporate development initiatives undertaken throughout the year cost $0.5 million, these initiatives included exploration of growth opportunities through potential mergers and acquisitions; ii) Senior executive changes the Company implemented in October of 2008. The one time expenses related to these changes accounted for $0.3 million.

Product development expenses increased to $0.8 million in 2008 from $0.7 million in 2007. The increase in product development spending represents a renewed commitment to scientific research and development and customer service excellence. The expenses reported are net of government contributions of $0.7 million.  These contributions were from two different government programs – Industrial Research Assistance Program (IRAP) and Strategic Aerospace and Defense Initiative (SADI). The Company’s reported product development expenses without these reductions would have been $1.5 million. The Company continues to pursue a strategy off offloading non-core development expenses to strategic suppliers and partners.  The Company will continue to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2008 was $0.3 million compared to $0.3 million for the year ended December 31, 2007.

Other expenses in 2008 improved significantly to a gain of $0.3 million from an expense of $0.8 million in 2007. The most significant item was the weakening of the Canadian Dollar relative to the United States Dollar in 2008. In 2008, foreign exchange gains were $0.4 million compared to an exchange loss of $0.5 million in 2007, resulting in a net improvement of $0.9 million.

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
Earnings from operations before taxes	$5	$135	$742	$1,318	$2,200	$1,385
Net earnings per share, basic	$0.003	$0.003	$0.014	$0.02	$0.04	$0.03
and diluted before income taxes	$0.003	$0.003	$0.014	$0.02	$0.04	$0.02

Earnings from operations before taxes and other expenses were $2.2 million in 2008, compared to the $1.4 million profit in 2007. The improvement was mainly due to increased sales in both business segments, while maintaining operating expenses constant year on year

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for Doubtful Accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2008, the Company has set aside an amount of $0.04 million (December 2007 - $0.04 million) for allowance of doubtful accounts as a reduction to accounts receivable.

Inventories

➢

The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At

December 31, 2008 the Company has recorded an estimate for obsolescence provision in the amount of $0.7 million (December 2007 - $1.3 million) as a reduction to inventory.

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

➢

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

➢

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes different levels of support that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

➢

The Company recognizes revenue from the sales of hardware products upon the latter of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

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

➢

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

Related Party Transactions

During 2008, the Company entered into a related party transaction.  On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA.  The board member was holding this cash for Norsat SA until a bank account could be set up. The amount is classified as cash on the Company’s consolidated balance sheet. Subsequent to the year end, the cash was deposited in its entirety to the newly established Company bank account.

During 2007, the Company entered into the following related party transactions:

(i)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

60 day term maturing May 31, 2007,

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(ii)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

9 day terms, with an option to renew

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

(iii)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

9 day terms, with an option to renew

Payment in full on or partial payments within the 9 day term at discretion of the Company.

On November 22, 2007 the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.

The loan was fully repaid on November 27, 2007

(refer to 5. B “Liquidity and capital resources”).

Recent Accounting Pronouncements

Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated financial statements in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories had increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.  As a result of adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

Prior to the adoption of CICA 3031, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Subsequent to the adoption of CICA 3031, parts and supplies inventory are stated at the lower of weighted average cost and net realizable value.

Capital Disclosures

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures”.   Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Financial Statement – Presentation

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 – “Financial Instruments – Disclosure” and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”) which replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (IFRS) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. The Company commenced its IFRS conversion project in 2008 by commissioning a study to evaluate the major differences between Canadian GAAP and IFRS as applicable to the Company. In the first half of 2009, the Company plans to assemble a cross functional team and, utilizing external expertise where required, will begin training of personnel and establish a project plan and key milestones for conversion.  Accordingly when the Company develops its IFRS plan, it will have to include measures to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.

Recent U.S. GAAP Pronouncements

Derivative Instrument and Hedging Activity Disclosures

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Non-controlling Interests

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiaries are wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

Business Combinations

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

Recently Adopted U.S. GAAP Policies

Fair Value Option for Financial Assets and Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

Fiscal 2007 Compared to Fiscal 2006

Sales ($000’s)	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
Microwave	$2,290	$2,274	$2,398	$2,149	$ 9,111	$7,929
Satellite Systems	1,473	1,848	1,388	2,631	7,340	5,519
	$3,763	$4,122	$3,786	$4,780	$16,451	$13,448

Total sales for 2007 were $16.5 million, up from the $13.4 million earned in 2006.  Sales from Microwave Products were $9.1 million, up 15% from the $7.9 million in sales recorded in 2006.  Sales of Satellite Systems were $7.3 million, up 33%, compared to $5.5 million in 2006. The improvement was primarily a result of Norsat’s increased penetration of the market and higher sales from the Company’s reseller channels. Norsat will continue to grow the reseller sales channel to improve market reach.

.

Gross Margin	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
Microwave	46%	53%	49%	42%	48%	43%
Satellite Systems	63%	67%	51%	51%	57%	38%
Combined	53%	59%	50%	47%	52%	41%

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

Operating Costs ($000’s)	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
S G & A	$1,120	$1,395	$1,186	$1,630	$ 5,331	$ 6,825
Product development	223	169	227	107	726	1,558
Amortization	64	77	91	101	333	445
Other Expenses	120	266	206	175	767	535
	$1,527	$1,907	$1,710	$2,013	$ 7,157	$ 9,363

For the year ended December 31, 2007, total operating expenses decreased by 31% to $7.2 million from $9.4 million in 2006. Throughout the year, the Company’s management team, appointed by the Board of Directors in September 2006, continued to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while maintaining tight cost controls.

Selling, general and administrative (SG&A) expenses decreased to $5.3 million in 2007 from $6.8 million in 2006.  This was mainly due to the success of the cost restructuring initiatives the Company implemented in the fourth quarter of 2006. The savings achieved included a $0.5 million decrease in rent expenses, a $0.7 million reduction in salaries and consulting fees and $0.5 million decrease from other administration expenses including insurance premiums, supplies and materials costs.

Product development expenses decreased to $0.7 million in 2007 from $1.6 million in 2006.  The reduction in product development expenses was a result of the Company’s strategy to offload development expenses to strategic suppliers and partners.  The Company continues to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2007 was $0.3 million, down from the $0.4 million for the year ended December 31, 2006.

Other expenses for the year ended December 31, 2007 were $0.8 million compared to $0.5 million during 2006.  Although interest expense was reduced, the primary factor contributing to the year-over-year increase was a larger loss in foreign exchange compared to the same period last year, as a result of the strengthening Canadian dollar against the US dollar.

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2007) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2007	2006
(Loss) earnings from continuing operations before taxes	$ 462	$ 526	$ 167	$ 230	$1,385	($3,882)

Earnings from operations before taxes were $1.4 million or $0.03 per share in 2007, compared to a loss of $3.9 million or ($0.08) per share in 2006. The improvement was mainly due to increased sales in both business segments, accompanied by reduced administrative costs such as rent, staff, and insurance premiums.

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

The Company’s principal cash requirements are for working capital, capital expenditures.

The Company’s cash balance as at December 31, 2008 was $1.0 million, an improvement of $0.3 million compared to $0.7 million as at December 31, 2007. During the three months ended December 31, 2008, cash from operations totaled $0.3 million.

The Company’s working capital requirements are mainly for production materials, selling, operations and general administrative expenses.

As at December 31, 2008, the Company had working capital totaling $8.5 million, compared to $4.9 million as at December 31, 2007. Working capital increased by $3.6 million, mainly due to the increase in accounts receivable.*

Accounts receivable, which was $6.8 million as at December 31, 2008, increased $3.4 million as compared to $3.4 million as at December 31, 2007. This increase was a result of deliveries against a large US Department of Defense order awarded in the second half of the year.

Accounts payable and accrued liabilities were $3.6 million, an increase of $0.8 million, compared to $2.8 million as at December 31, 2007, reflecting an increase in purchases of materials to meet the outstanding order file and a slightly longer accounts payable cycle.

Inventory as at December 31, 2008 was $4.5 million, an increase of $0.3 million, compared to $4.2 million as at December 31, 2007.  The Company’s inventory level for Microwave Products is replenished on a just-in-time basis.  The inventory turns for Satellite Systems are regularly slower than microwave products due to a longer lead time for some subcomponent parts. The Company continues to focus on ways to achieve improved production efficiency to control inventory levels.

Shareholders’ equity increased to $8.6 million compared to $5.8 million at December 31, 2007 primarily as a result of profitability achieved in each quarter of 2008.  In addition, several tranches of warrants were exercised during the year.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets

The Company’s capital resources as at December 31, 2008, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum. On August 29, 2008, the credit line was renewed. As at December 31, 2008, no amounts were outstanding on the operating line of credit.

As at December 31, 2008, the Company did not have any material commitments for capital expenditures.

C.

Research and development, patents and licenses, etc.

During 2006, Norsat started shipping the new GLOBETrekker line of products. GLOBETrekker is an intelligent ultraportable satellite system that enables users to establish a reliable broadband connection on short notice. GLOBETrekker is designed to be carried in a backpack, is airline checkable, and fits in small vehicles.

During 2007, the Company did not have any major research and development costs as the focus was a return to profitability and creating a sustainable and viable business operation.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  The Company recently began to give key suppliers a broader mandate to perform R&D activities related to the elements of the products for which they are responsible.  This strategy serves to take better advantage of expertise in the Company’s supply chain, while reducing direct R&D costs.  Furthermore, it allows Norsat to focus its development resources on the most critical functions, including the overall setting of product direction.

In 2008, the Company’s receipt of an award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research & development activities. The Cdn$5.97MM repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (SADI) program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation

D.

Trend information

The Company believes that overall demand is growing in both of its market segments.  The Satellite Systems segment is likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products segment is a more mature market, which still offers attractive returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure will enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables are from the United States Department of Defense and is not believed to be at risk of default.  These receivables account for approximately 59% of the total outstanding receivables.  Another 11% of accounts receivable represent amounts owing from the Canadian and Irish governments, and the risk of default is deemed to be very low.  The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends have started to impact the Company in the Microwave products segment..  A number of projects that the Company’s resellers were working on have been postponed or deferred. Fortunately, the Company’s Satellite systems segment continues to improve steadily as the bulk of these system sales are to government and military agencies.

E.

Off-balance sheet arrangements

Not applicable.

F.

Tabular disclosure of contractual obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	$	$	$	$
Inventory purchase obligation	1,948,843			
Operating lease obligations	464,463	859,908	41,984	
Total	2,413,306	859,908	41,984	

Rent expense for the Company was approximately $447,000 (2007 - $411,000; 2006 - $728,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2008 commitments are inventory and material purchases of $1.9 million.

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

Christopher Hoyle

Former Director

Mr. Hoyle became a director of Norsat in May 2005 and resigned on October 15, 2008. Chris Hoyle has over twenty years experience of practising as a telecommunications and IT lawyer including service as an in-house legal counsel for IBM (UK) and as a partner at KLegal, the then legal arm of KPMG. Mr. Hoyle holds a Masters degree in Law from Cambridge University, a LLB (Hons) degree from the University of Canterbury, New Zealand and a Diploma in Intellectual Property Law from the University of London.

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

William R. Witten,  Executive Officer

Former Vice President, Sales

Mr. Witten was appointed as Vice President, Sales on September 8, 2006 and left the Company on October 15, 2008.  Mr. Witten’s mandate included global sales management for the Company and the overseeing the Company’s Virginia subsidiary, Norsat International (America). Mr. Witten has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications Systems Inc. Mr. Witten joined Norsat as Director of Sales in 2004. Mr. Witten holds a Bachelor of Computer Science degree from American University. Mr. Witten has over thirty years of telecommunications and satellite communications experience. His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems. Mr. Witten reported to Dr. Chan.

Pervez Siddiqui,  Executive Officer

Former Vice President, Marketing

Mr. Siddiqui was appointed as Vice President, Marketing September 8, 2006 and left the Company on October 15, 2008. Prior to joining Norsat, Mr. Siddiqui worked in the international marketing department of the Microwave Communications Division at Harris Corporation (NYSE: HRS); and in general management at Inzigo, Inc., a New York-based speech recognition company and at Succeed Corporation, a software company focused on consumer applications. Mr. Siddiqui was previously the Director, Marketing at Norsat and is responsible for product management, channel management, marketing communications and investor relations. Mr. Siddiqui holds a Bachelor of Commerce degree from McGill University, and serves on the Board of Directors of the Canadian Mental Health Association (Vancouver/Burnaby). Mr. Siddiqui reported to Dr. Chan.

Eugene Syho,  Executive Officer

Chief Financial officer and Corporate Secretary

Mr. Syho was appointed as Chief Financial Officer on January 21, 2008. Prior to joining Norsat, Mr. Syho was the Director of Finance and CFO of Stylus Limited Partnership, one of six businesses included in TSX-listed Terravest Income Fund’s portfolio of companies; and in controllership roles at Specialty Building Products, a subsidiary of Masonite,Inc. and at International Forest Products. Mr. Syho has a Certified Management Accountant designation, holds an Executive Masters in Business Administration and a Bachelor of Science. Mr. Syho reports to Dr. Chan.

B.

Compensation

Compensation of Directors

All compensation paid to the Board of Directors are in Canadian Dollars and reported below in Canadian Dollars.

The following table is the directors’ fee structure for the fiscal year ended December 31, 2008:

2008
Chairman of Board of Directors	$22,500
Chairman of Audit Committee	$17,500
Other Board Members	$12,500

An additional fee of $500 is paid to each director for each directors meeting attended.

During the Company’s fiscal year ended December 31, 2008, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was Canadian $68,667.

The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2008 by each director:

Name	Total Compensation ($)	Directors Fees ($)	Benefits	Securities under Options Granted
Ugo Doninelli	23,542	23,542	Nil	305,000
Joseph Caprio [1]	13,542	13,542	Nil	120,000
James Sharpe [2]	18,542	18,542	Nil	120,000
Christopher Hoyle [2,3]	13,042	13,042	Nil	Nil

                 NOTES:

                     (1) Became a director on May 30, 2005

                     (2) Became a director on May 20, 2005

                     (3) Ceased to be a director on October 15, 2008.

Compensation of Officers

Compensation paid to the Company’s officers are in Canadian Dollars with the exception of Mr. Randy Witten, who was paid in United States Dollars.  All the amounts reported in this section are in Canadian Dollars.

During the Company’s fiscal year ended December 31, 2008, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its executive officers, all of whose financial statements are consolidated with those of the Company, was $975,257.

The following table sets forth all annual and long term compensation granted by the Company and its subsidiaries for the year ended December 31, 2008, 2007 and 2006 to each member of senior management:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Dr. Amiee Chan President and Chief Executive Officer (Former Chief Operating Officer)	2008	160,000	152,310	6,000	40,000	N/A	N/A	15,616
	2007	160,000	N/A	6,000	N/A	N/A	N/A	8,000
	2006	152,500	26,063	6,100	200,000	N/A	N/A	9,055
Eugene Syho (7) Chief Financial Officer and Corporate Secretary	2008	112,365	N/A	6,000	100,000	N/A	N/A	5,618
William R. Witten (2) Vice President, Sales	2008	165,230	88,881	5,064(8)	15,000	N/A	N/A	68,500
	2007	166,889	N/A	6,460	N/A	N/A	N/A	62,730
	2006	154,375	N/A	N/A	75,000	N/A	N/A	146,309
Pervez Siddiqui Vice President, Marketing	2008	125,000	52,357	4,750(8)	15,000	N/A	N/A	7,566
	2007	110,000	N/A	6,000	N/A	N/A	N/A	5,500
	2006	106,667	6,621	1,500	75,000	N/A	N/A	6,764
Cathy Zhai (6) Former Chief Financial Officer and Corporate Secretary	2007 2006	61,385 37,500	N/A 6,300	3,095 N/A	100,000 25,000	N/A N/A	N/A N/A	3.092 2,184
William Coyne III (3) Former President and Chief Executive Officer	2006	91,817	12,759	4,782		N/A	N/A	145,043
George Dorin (4) Former Chief Financial Officer and Corporate Secretary	2006	109,984	27,267	5,700	N/A	N/A	N/A	62,139
William Comerford (5) Former Vice President, Global Sales	2006	101,752	NA	Nil	N/A	N/A	N/A	60,958

NOTES:

(1)

Car allowance unless otherwise stated

(2)

Mr. William Witten was a contractor. Included in his salary were contractor fees. Included in his other compensation was commission paid out through the year. He became a full –time employee commencing January 1, 2007.

36

(3)

Mr. Bill Coyne was terminated on September 8, 2006. His other compensation included $142,094 (US$125,293) severance pay.

(4)

Mr. Dorin resigned on September 18, 2006. His other compensation included $51,100 severance pay.

(5)

Mr. Comerford was terminated on September 8, 2006. His other compensation included $49,617 (US$43,750) severance pay and $11,341(US$10,000) commissions.

(6)

Ms. Zhai resigned on June 27, 2007.

(7)

Mr. Eugene Syho joined the company on January 21,2008.

(8)

Messrs. Witten and Siddiqui were terminated from the Company on October 15, 2008. These amounts reflect payments up to the date of termination.

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

Decisions Requiring Board Approval

In general, the Company’s management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards.  In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the Chief Executive Officer. The Board appoints the officers of the Company. The Directors also determine the directors’ compensation and consider the declaration of dividends.

Composition of the Board

The Board is currently composed of three directors, all of whom are considered “independent” to the Company. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board and makes recommendation to the board for approval. One position became vacant due to a resignation in October 2008.

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2006 was Canadian $5,000,000 which was reduced to Canadian $3,000,000 effective on May 1, 2007. Total premiums paid in Canadian dollars amounted to $52,200 (2007 - $58,580, 2006 – $153,500).

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting.  The current directors have served as such as follows:  Mr. Doninelli since May 1988; Messrs. Sharpe, Caprio and Hoyle since May 2005. Mr. Hoyle subsequently resigned on October 15, 2008 and the ensuing vacancy has not been filled.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has one standing committees being the Audit Committee.

Audit Committee

The Company’s Audit Committee is comprised of all members of the Board namely: Messrs. Sharpe (Chair), Hoyle Caprio, and Doninelli, (each of whom is independent and an “unrelated” director).  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2008, the Audit Committee met four times to carry out its responsibilities.  The committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks.  Mr. Hoyle subsequently resigned on October 15, 2008 and the ensuing vacancy has not been filled. Mr. Hoyle participated on three of the four audit committee meetings held during fiscal 2008.

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

On May 25, 2006 at the Annual General Meeting of Norsat Shareholders. Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2006. Ernst & Young continued as the Company’s auditor for the fiscal years ended December 31, 2007 and 2008.

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

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2008.

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

As a result of profits in 2007, corporate bonuses of $293,548 for executives that was accrued for in 2007 and were paid out on February 28, 2008

As a result of profits in 2008, corporate bonuses of $198,697 for executives that was accrued for in 2008 and were paid out on February 27, 2009

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

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually and approved by the Board of Directors. On October 5, 2006, the Board of Directors reviewed and approved the newly appointed executives’ compensation packages.  On December 9, 2007, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages.

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

In 2008, the Company increased resources in the key areas that provide the most opportunity for growth. The research and development team was augmented to increase product development and reduce the time to get products to market.  The production team increased to meet demand in satellite systems and ensure timely delivery of orders.

The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2008	December 31, 2007	December 31, 2006
Senior Management	2	3	4
Research and Development	13	9	10
Sales and Marketing	11	9	6
Finance	5	5	3
Other Administration	2	4	7
Production and Logistics	18	15	10
Total	51	45	40

The following table shows the number of employees by geographical location at the end of each period:

	Canada	United States	Other	Total
2008	42	2	7	51
2007	40	3	2	45
2006	35	2	3	40

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.

Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2008:

Name, Position, Country of residence	Number of common shares owned (1) and (3)	As a % of outstanding common shares	Number of common share purchase warrants owned
Ugo A. Doninelli(2) (Chairman) Switzerland	2,135,903 (2)	4.20%	75,164
James Sharpe (Vice Chairman) USA	36,663	0.10%	18,331
Joseph Caprio (Director) USA	50,000	0.10%	25,000
Amiee Chan (President and CEO) Canada	235,000	0.05%	112,500
Eugene Syho (Chief Financial Officer) Canada	nil	nil	nil

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

On March 18, 2008, the Board of Directors approved additional stock options for award to all employees and board members. The additional options were awarded to individuals that were part of the Company in 2007 and still currently at Norsat with the strike price to be April 1, 2008. The additional awards are 20% of the initial option awards per the compensation policy of the Company. The following table sets forth details of the stock option awards to the Directors and Executive Officers of the Company.

Name	Options Awarded
Ugo Doninelli	30,000
James Sharpe	20,000
Joseph Caprio	20,000
Christopher Hoyle	20,000
Amiee Chan	40,000
William R. Witten	15,000
Pervez Siddiqui	15,000

The following table sets forth details of all exercises of stock options during the year ended December 31, 2008 by the Directors and Executive Officers of the Company and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	275,000 / 30,000	Nil / Nil
James Sharpe	Nil	Nil	100,000 / 20,000	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / 20,000	Nil / Nil
Christopher Hoyle (4)	Nil	Nil	Nil / Nil	Nil / Nil
Amiee Chan	Nil	Nil	290,000/40,000	Nil / Nil
William R. Witten (4)	Nil	Nil	Nil / Nil	Nil / Nil
Eugene Syho	Nil	Nil	Nil/100,000	Nil / Nil
Pervez Siddiqui (4)	95,000	$16,950	Nil / Nil	Nil / Nil

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

(4)

Messrs. Hoyle, Witten and Siddiqui left the company on October 15, 2008,.The provisions of the Stock Option Plan allow individuals who leave the Company to exercise vested options within 30 days. Any options not exercised will expire.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 54,313,305 common shares were issued and outstanding as at December 31, 2008. There were 106 holders in the U.S. with holdings of 9,677,366 common shares as at September 30, 2008.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.

Related party transactions

 Reference is made under “Item 8 Financial Information”, specifically note 25.

C.

Interests of experts and counsel

 Not Applicable.

8.   FINANCIAL INFORMATION

A.

Consolidated Financial Statements

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

(Years ended December 31, 2008, 2007 and 2006)

45

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

Report of Independent Auditors

To the Shareholders of

Norsat International Inc.

We have audited the consolidated balance sheets of Norsat International Inc. as at December 31, 2008 and 2007, and the consolidated statements of operations and deficit, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007, and the results of its operations and deficit, comprehensive income (loss) and its cash flows for each of the years in the three year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 28 to the consolidated financial statements).

As discussed in Note 2 to the consolidated financial statements, during 2007, the Company changed its accounting for financial instruments and comprehensive income.  In addition, also discussed in Note 3, during 2008, the Company changed its accounting for inventories, reporting currency and capital disclosures.

Vancouver, Canada

Ernst & Young LLP

February 27, 2009

Chartered Accountants

NORSAT INTERNATIONAL INC.

Consolidated Balance Sheets

 (Expressed in US Dollars)

As at December 31,

	2008	2007

Assets (note 14)

Current assets:
Cash (note 7 & 25)	$ 983,062	$ 686,508
Short-term investments (note 8)	31,391	100,512
Accounts receivable, net (note 9)	6,807,386	3,432,050
Inventory, net (notes 3(b), 4 & 10)	4,497,415	4,190,232
Prepaid expenses and other	271,735	116,289
	12,590,989	8,525,591

Long-term prepaid expenses and other	8,210	10,088
Property and equipment (notes 11 & 26)	727,786	991,985

	$ 13,326,985	$ 9,527,664

Liabilities and Shareholders' Equity

Current liabilities:
Operating Line of Credit (note 14)	$ -	$ 500,012
Accounts payable	1,843,878	1,281,186
Accrued liabilities	1,799,113	1,562,693
Deferred revenue	457,007	329,968
	4,099,998	3,673,859

Long-term deferred revenue	622,552	56,635

Total liabilities	4,722,550	3,730,494

Shareholders' equity:
Share capital (note 17(b))	37,825,476	35,342,663
Contributed surplus (note 17(e))	3,522,738	4,147,433
Accumulated other comprehensive (loss) income (note 16)	(229,210)	1,306,800
Deficit	(32,514,569)	(34,999,726)
	8,604,435	5,797,170

	$ 13,326,985	$ 9,527,664

Commitments and contingencies (notes 12, 21 & 26)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

NORSAT INTERNATIONAL INC.

Consolidated Statements of Operations and Deficit

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008		2007	2006

Sales (note 20)	$ 18,056,836	$ 16,450,661		$ 13,448,337
Cost of sales	8,787,621		7,908,583	7,961,131
	9,269,215		8,542,078	5,487,206
Expenses:
Selling, general and administrative	6,253,673		5,330,699	6,825,439
Product development (note 26)	799,968		726,377	1,558,314
Amortization	346,621		332,535	445,061
Other (income) expenses (note 23)	(330,808)		767,113	534,747
	7,069,454		7,156,724	9,363,561

Earnings (loss) from continuing operations before
income taxes	2,199,761		1,385,354	(3,876,355)
Income tax expense (note 18)		-	-	2,409

Earnings (loss) before recovery from
discontinued operations	2,199,761		1,385,354	(3,878,764)

Recovery from discontinued
operations (note 19)	-		-	45,937

Net earnings (loss) for the year	2,199,761		1,385,354	(3,832,827)
Deficit, beginning of year	(34,999,726)		(36,385,080)	(32,552,253)
Transitional adjustment on adoption of
new accounting policy (note 3(b))	285,396		-	-

Deficit, end of year	$ (32,514,569)	$ (34,999,726)		$ (36,385,080)
Basic net earnings (loss) per
common share (note 2(s))	$ 0.04	$ 0.03		$ (0.08)
Diluted net earnings (loss) per
common share (note 2(s))	$ 0.04	$ 0.02		$ (0.08)
Weighted average number of shares
Basic	53,351,652		50,599,449	46,681,432
Diluted	53,351,652		55,805,936	46,681,432

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Comprehensive Income (Loss)

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Net earnings (loss) for the year	$ 2,199,761	$ 1,385,354	$ (3,832,827)

Other comprehensive (loss) gain:
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,536,010)	781,331	1,141

Comprehensive income (loss) for the year	$ 663,751	$ 2,166,685	$ (3,831,686)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Consolidated Statements of Cash Flows

 (Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Cash provided by (used in):

Operations:
Net earnings (loss) for the year	$ 2,199,761	$ 1,385,354	$ (3,878,764)
Items not involving cash:
Amortization	346,621	332,535	445,061
Foreign Exchange on Amortization from
translation of subsidiary	32,769	-	-
Loss on disposal of property plant and equipment	114	105,307	-
Interest accreted on convertible debt and
deferred finance cost amortization	-	69,275	307,078
Foreign exchange (gain) loss	(62,794)	72,064	(22,700)
Discount on ESOP (note 17(b)(ii))	-	72,800	-
Government contributions receivable (note 26(b))	(510,006)	-	-
Other government contributions (note 26(a))	(232,403)	-
Stock-based compensation (note 17(c))	129,814	78,629	54,870
Changes in Inventory estimates	(88,589)
Changes in non-cash operating working
capital (note 22)	(2,709,110)	(1,689,778)	(227,610)
Cash (used in) provided by operations	(893,823)	426,186	(3,322,065)

Investments:
Purchase of property and equipment (note 26(b))	(336,081)	(113,243)	(975,468)
Government contributions for acquisition of property
and equipment	33,750	-	-
Purchase of short-term investments	77,655	(34,212)	(28,649)
Cash (used in) investing activities	(224,676)	(147,455)	(1,004,117)

Financing:
(Repayment) proceeds from operating line of credit	(495,908)	504,919	-
(Repayment) issuance of convertible debt	-	(1,970,902)	985,246
Proceeds from short-term loan (notes 13 & 25)	-	1,014,932	-
Repayment of short-term loan (notes 13 & 25)	-	(1,082,832)	-
Proceeds on exercise of warrants
and options (note 17(b))	1,728,305	9,587	116,413
Receipt of restricted cash for private placement	-	-	589,090
Proceeds from government contribution (note 26(a))	228,842	-	-
Proceeds from private placement (note 17(b)(iii))	-	398,513	2,603,784
Cash provided by (used in) financing activities	1,461,239	(1,125,783)	4,294,533

Effect of change in exchange rates on cash	65,587	(95,611)	34,586
Effect of foreign currency translation on cash	(111,773)	90,437	(3,122)

Increase (decrease) in cash	296,554	(852,226)	(185)

Cash, beginning of year	686,508	1,538,734	1,538,919

Cash, end of year	$ 983,062	$ 686,508	$ 1,538,734

Supplemental cash flow disclosure (note 22)

See accompanying notes to consolidated financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US Dollars)

Years ended December 31, 2008, 2007 and 2006

1.

Nature of Business

The Company is incorporated under the laws of the Province of British Columbia, Canada and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent.

2.

Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which materially conform to those established in the United States, except as explained in note 28.

(a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., Norsat International (United Kingdom) Ltd., Norsat Korea Ltd., 0841954 BC Ltd., Norsat SA and its wholly owned subsidiary Norsat Italia SRL.  All material inter-company balances and transactions have been eliminated.

(b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation and provisions for warranties.  Actual amounts may ultimately differ from these estimates. See note 4 for change in estimates.

(c)

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

In 2008, the Company changed its reporting currency from the Canadian dollar to the US dollar. The financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.  See note 3(a).

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

 (d)

Stock-based Compensation

The Company follows the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to a incentive share option plan described in note 17(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense.

 (e)    Short-term Investments

Included in short-term investments are restricted securities with terms to maturity of three months or more, but one year or less when acquired.  See note 8.

(f)   Prepaid Expenses and Other

Included in prepaid expenses and other are prepayments related to materials, insurances premium and other deposits required in the normal course of business which are less than one year.

(g)   Inventory

Prior to January 1, 2008, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.

Subsequent to the adoption of CICA 3031 on January 1, 2008, parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write down.

(h)

Long-term Prepaid Expenses and Other

Included in long-term prepaid expenses and other are other deposits of greater than one year.

 (i)   Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Asset	Period

Equipment	3 to 5 years
Software	1 to 3 years
Furniture and fixtures	5 to 10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Property and equipment are assessed for future recoverability when events or circumstances indicate that estimating future undiscounted cash flows may impair the asset.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount, the asset is written down with a charge to income.

(j)    Deferred Revenue

Revenue that has been paid for or is receivable from customers but does not yet qualify for recognition under the Company’s policies is reflected as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, warranty, and post contract support associated with the sale of the Company’s products.

(k)   Long-term Deferred Revenue

Revenue that has been paid for or is receivable from customers but does not yet qualify for recognition under the Company’s policies is reflected as long-term deferred revenue (revenue that can be recognized in more than one year).  Included in long-term revenue are extended warranty and other services provided by the Company to its customers.

(l)

Comprehensive Income

Comprehensive income is calculated based on net earnings (loss) for the period and accumulated other comprehensive income.  Included in accumulated other comprehensive income are unrealized foreign exchange amounts on translation of the Company’s functional currency to its reporting currency.  See note 16.

(m)

Equity

The Company has presented separately the equity components and changes in equity arising from: (i) net earnings; (ii) other comprehensive income; (iii) other changes in retained earnings; (iv) changes in share capital; and, (v) changes in contributed surplus.

(n)

Financial Instruments

The Company's financial instruments include cash, short-term investments, accounts receivable, operating line of credit, accounts payable and accrued liabilities. Cash and short-term investments are classified as held for trading as these financial assets are frequently sold.   Accounts receivable is classified as loans and receivables as this financial asset results from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates.   Operating line of credit, accounts payable and accrued liabilities are classified as other liabilities held for trading as these financial liabilities are frequently bought.  The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts.  See note 6.

       (o)  Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The Company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement.  The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

VSOE is established on multi-element arrangements on extended warranty. Extended warranty of 1 to 3 years can be purchased separately by the customer.  Warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting when services have been performed.

The Company recognizes revenue from the sales of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is reasonably assured.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

 (p) Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2008, 2007 and 2006, all development costs have been expensed.

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding related.

(q)

Deferred Finance Costs

Deferred finance costs represent the unamortized cost of obtaining debt financing.  Amortization is provided over the term of the related debt and is included in interest expense for the year.

(r)

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

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

recoverability of future income tax assets is not considered to be more likely than not.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

(s)  Net Earnings (Loss) Per Share

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

	2008	2007	2006
Weighted-average number of common
shares outstanding - basic	53,351,652	50,599,449	46,681,432
Assumed exercise of stock options	-	381,113	-
Assumed exercise of warrants	-	4,825,374	-
Weighted-average number of common
shares outstanding - diluted	53,351,652	55,805,936	46,681,432

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.   Where their effect was anti-dilutive because their exercise prices are higher than the average market price of the Company’s common share for each of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

The 2008 balance does not include any assumed conversions as the share price at December 31, 2008 was lower than the conversion prices and therefore their effect would be anti-dilutive.

The 2007 balance includes assumed conversions as the share price at December 31, 2007 was higher than some conversion prices.

The 2006 balance do not include any assumed conversions as net losses were reported for the year and therefore their effect would be anti-dilutive.

 (t)   Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that publicly accountable, profit oriented enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 is permitted.  The Company will be required to begin reporting under IFRS for its first quarter ending March 31, 2011 with restatement of comparative information presented.  The conversion to IFRS will impact the Company’s accounting policies, information technology systems, taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS.

CICA 3064 – “Goodwill and Intangibles”

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangibles”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.    This section establishes new guidelines on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  The standard is effective for fiscal periods beginning on or after October 1, 2008.  The Company is evaluating the impact of the adoption of this new Section on its consolidated financial statements.

3.  Changes in Accounting Policies

 (a)   EIC – 130 - Change in Reporting Currency

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD).  The change in reporting currency increases transparency of the financial results of the Company and provides better visibility for the stakeholders.

Prior to January 1, 2008, the Company reported its annual and quarterly consolidated financial statements in Canadian dollars (CDN).  In making the change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130 – “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all the years and periods presented have been translated to the new reporting currency (USD) using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

 (b)   CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031 - “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

Due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories had increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.  As a result of

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

adopting CICA Section 3031, a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit as at January 1, 2008.

Prior to the adoption of CICA 3031, parts and supplies inventory were stated at the lower of weighted average cost and replacement cost.  Subsequent to the adoption of CICA 3031, parts and supplies inventory are stated at the lower of weighted average cost and net realizable value.

(c)   CICA 1535 – “Capital Disclosures”

On January 1, 2008, the Company adopted CICA Handbook Section 1535 – “Capital Disclosures”.   Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  See note 5.

(d)

CICA 3862 and 3863 – “Financial Statement – Presentation”

On January 1, 2008, the Company adopted CICA Handbook Sections 3862 – “Financial Instruments – Disclosure” and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”) which replaces Section 3861 – “Financial Instruments – Disclosure and Presentation”.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.  See note 6.

4.  Change in Estimates

In 2008, the Company changed its estimate of provisions for inventory obsolescence on inventory items related to the Globetrekker family of products because due to circumstances that previously caused the inventories to be written down below cost no longer existed, and the net realizable value of the inventories have increased as a result of the Company’s change in economic conditions, the amount of the write down of inventories had been reversed.

During the second quarter of 2008, the Company experienced a significant change in the volume of sales of Globetrekker products compared to previous years. Management concluded that the circumstances that caused inventories to be written down below cost no longer existed.  Based on this conclusion, management reversed the amount of the write-down of $88,589 which was recorded as an increase to inventory and a decrease to cost of sales.

In 2007, the Company changed its estimate of provisions for warranties on satellite sales from 3% based on standard cost of equipment to 1% based on total consolidated satellite sales of equipment for the year.  This change resulted in a decrease in the provision of $102,260 as at December 31, 2007.

5.    Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section.  The Company manages its capital structure and makes changes in economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2008 shareholder’s equity was $8,604,435.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which help determine funds required to ensure the Company has the appropriate liquidity to meet its operating

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required the Company has an operating line of credit in place that can be drawn upon.

In 2008, 3,563,529 warrants and 103,750 stock options were exercised.  Proceeds of $1,681,293 from the exercise of the warrants were credited to share capital and $724,348 was reclassified from contributed surplus to share capital and proceeds of $47,011 from the exercise of stock options were credited to share capital and $30,161 were reclassified from contributed surplus to share capital.  See note 17(b).

While there is a possibility of increased risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of December 31, 2008.  The Company’s accounts receivable are made up of 70% government receivables and the balance of the outstanding accounts receivable are spread over a very large number of customers.  During September 2008, the Company was awarded a US Department of Defense to deliver satellite systems and services of approximately $5.5 million and the Company also entered into an agreement with the Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

During 2008, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its debt financing agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1.  As at December 31, 2008, the Company’s working capital ratio was 3.07:1 and the debt to tangible net worth ratio was at 0.55:1.  In 2008, the Company has met all of its externally imposed capital requirements.

6.  Financial Instruments

 (a)

Financial assets and liabilities

Financial assets are cash, short-term investments, and accounts receivables.  Financial liabilities include operating line of credit, accounts payable and accrued liabilities.

The Company has classified its cash and short-term investments as held-for-trading financial assets, measured at fair value.  Accounts receivable are classified as loans and receivables, measured at amortized cost.  Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities held for trading, measured at amortized cost.  The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments.

The carrying values and fair values of financial assets and liabilities as at December 31, 2008 and December 31, 2007 are summarized as follows:

(in thousands of dollars)	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	1,014	1,014	787	787
Loans and receivables	6,807	6,807	3,432	3,432
Held-to-maturity investments	-	-	-	-
Other liabilities	3,643	3,643	3,344	3,344

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for creditworthiness.  The credit worthiness of customers is assessed using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's creditworthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as the exposure is minimal due to the make up of its customer base.

The Company regularly reviews the collectiblility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts.  As at December 31, 2008, the balance of the allowance for doubtful accounts was $37,963 (2007 – $44,686).  Pursuant to their respective terms, accounts receivable was aged as follows as at December 31, 2008 and December 31, 2007:

(in thousands of dollars)	December 31, 2008	December 31, 2007
Current	3,359	2,075
0-30 days overdue	1,641	1,037
31-60 days overdue	238	200
61-90 days overdue	1,271	66
Over 90 days overdue	298	54
Total accounts receivable	6,807	3,432

While there is a possibility of increased customer credit risk due to the current global credit crisis, the exposure is minimal due to the make up of the Company’s customer base.  As at December 31, 2008, 70% of the outstanding accounts receivable consists of government departments and the balance of the outstanding accounts receivable are spread over a very large number of customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access to borrow in Canadian and /or US dollars to meet short-term financing obligations.

As at December 31, 2008, the Company has cash ($983,062), short-term investments ($31,391) and accounts receivable ($6,807,386) of $7,821,839 which will cover its short-term financial obligations of  accounts payable ($1,843,878) and accrued liabilities ($1,799,113) of $3,642,991.

(b) Market Risk

Currency risk

Currency risk is defined as the risk that the value of a financial instrument will fluctuate due to changes in

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

foreign exchange rates.

The Company is exposed to foreign exchange fluctuations in the U.S. dollar as components of cost and receivables being denominated in currencies other than the United States dollar.

Based on the Company’s currency exposure at December 31, 2008, a 10% depreciation or appreciation of its other currencies against the US dollar would result in a $55,000 increase or decrease in the Company’s net earnings.

To manage the exposure to foreign exchange risk the company enters into short term FX forward contracts as part of its cash management strategy.  The Company does not designate the FX forward contracts as a hedge for accounting purposes.

In 2008, the Company has a facility to enter into FX contracts for purchase and/or sale of Canadian dollars.  As at December 31, 2008, no FX forward contracts were outstanding.

As at December 31, 2007 the November 16, 2007 forward contract for the delivery of EUR 487,036 at the rate of Cdn$1.4227 = €1 (Cdn$692,906) was outstanding.  The Company recorded an unrealized loss of $10,272 (Cdn$10,197) on the contract.

On February 27, 2008, the contract was closed at the rate of Cdn$1.4792 = € (Cdn$720,424).  As a result, a realized loss of $27,394 (Cdn$27,518) was recorded.

(in thousands of dollars)	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Foreign exchange forward contract	-	-	693	693

7.

Cash

At December 31, 2008, cash (USD, GBP, Euro, CHF and KRW) has been translated to the US dollar at respective rates in effect at that date.  Included in cash is $94,185 (Cdn$114,720) held by a related party.  See note 25.

8.

Short-term Investments

As at December 31, 2008, included in short-term investments is a 1 year $31,391 (Cdn$38,235) Guaranteed Investment Certificate (GIC) maturing on February 10, 2009.  This GIC is used as collateral for a customs bond.

As at December 31, 2007, included in short-term investments is a 1 year $37,326 (Cdn$37,000) GIC maturing on February 10, 2008.  This GIC is used as collateral for a customs bond.  In addition, $21,186 (Cdn$21,000) and $42,000 in cash were held as security for a forward contract.  The forward contract was entered into on November 16, 2007 and closed on February 27, 2008.  See note 6(b).

9.

Allowance for Doubtful Accounts

	2008	2007
Gross accounts receivable balance, beginning of year	$ 3,476,736	3,024,104
Increase in accounts receivable	3,368,613	452,632
Gross accounts receivable balance, end of year (a)	$ 6,845,349	$ 3,476,736

Accounts receivable include trade accounts, VAT and GST receivable, government contributions and other

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

accounts receivable.

As at December 31, 2008 total accounts receivable is $6,807,386.  The amount consists of trade accounts are $6,105,370, VAT and GST receivable are $197,242, government contributions are $492,600 (Cdn$559,100) and other accounts receivable are $12,174.

As at December 31, 2007 total accounts receivable was $3,432,050.  The amount consisted of trade accounts are $3,317,973, GST receivable is $152,524, and other accounts receivable are $6,239.

Accounts receivable are disclosed net of allowance for doubtful accounts (“allowance”).  Changes in the allowance for each of the periods presented are as follows:

	2008	2007
Allowance balance, beginning of year	$ 44,686	$ 170,049
Bad debt write off	15,301	31,356
Allowance (Recovery)	(22,024)	(156,719)
Allowance balance, end of year (b)	$ 37,963	$ 44,686

Net accounts receivable balance, end of year (a-b)	$ 6,807,386	$ 3,432,050

10.

Inventory

	2008	2007

Parts and supplies	$ 2,205,666	$ 2,081,489
Work-in-process	400,675	182,285
Finished goods	2,615,079	3,195,427

Gross inventory balance, end of year (a)	$ 5,221,420	$ 5,459,201

Parts and supplies, finished goods and work-in-progress inventory are stated at the lower of weighted average cost (purchase price, plus applicable import duties, and other taxes and transportation and handling) and net realizable value.  Inventory is disclosed on the consolidated balance sheets net of obsolescence provision.  Change in estimate and recoveries are reflected as a decrease of cost of sales in the Companies consolidated statements of operations and deficit.

Changes in the obsolescence provision of the periods presented are as follows:

	2008	2007

Obsolescence balance, beginning of year	$ 1,268,969	$ 1,647,450
Transitional adjustment on adoption of CICA 3031 Jan 1 (note 3(b))	(285,396)	-
Change in estimate (note 4)	(88,589)	-
Recovery	(170,979)	(378,481)

Obsolescence balance, end of year (b)	$ 724,005	$ 1,268,969

Net inventory balance, end of year (a-b)	$ 4,497,415	$ 4,190,232

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

11.

Property and Equipment

		Accumulated		Net book
2008	Cost	amortization		value

Equipment	$ 333,561	$ 139,461		$ 194,100
Software	413,674		231,651	182,023
Furniture and fixtures	75,639		18,513	57,126
Leasehold improvements	533,337		238,800	294,537
	$ 1,356,211	$ 628,425		$ 727,786

		Accumulated		Net book
2007	Cost	amortization		value

Equipment	$ 6,658,375	$ 6,532,849		$ 125,526
Software	742,667		390,898	351,769
Furniture and fixtures	48,331		20,843	27,488
Leasehold improvements	648,767		161,565	487,202
	$ 8,098,140	$ 7,106,155		$ 991,985

		2008	2007	2006

Total amortization		346,621	332,535	445,061

12.

Technology Partnerships Canada Funding

On October 17, 2000, the Company entered into an agreement with Technology Partnerships Canada (“TPC”) which was subsequently amended on February 8, 2001 and September 28, 2004 (“TPC Agreements”). Under the TPC Agreements, the Company received funding of one third of eligible spending related to the research and development of a communications Satellite Interactive Terminal (“SIT”) technology development project totaling Cdn$9,999,700 up to the end of 2004, including additional funding of Cdn$620,000 obtained in 2004.

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes pricing model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

•

1.88% on sales of legacy products

•

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

•

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

(a)

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

(b)

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share.  The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

As at December 31, 2008, the Company accrued royalty payments in the amount of $108,228 (Cdn$131,824) (2007 - $159,794 (Cdn$158,400)).  The royalties were recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.  The total amount of royalties accrued and paid to date are $770,937 (Cdn$882,700).

13.   Short-Term Loan

The Company entered into a $900,000 Bridge loan agreement (“the Bridge Loan Agreement”) on March 22, 2007 with a financial institution, which holds 5% of the Company’s shares. Under the Bridge Loan Agreement, the lender agreed to loan $900,000 to the Company no later than March 27, 2007 subject to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 30, 2007.

14.   Operating Line of Credit

During the first quarter of 2008, the Company obtained a secured operating line of credit from HSBC for Cdn$500,000 or $400,000 under Export Development Canada’s (EDC) Master Receivable Guarantee (MARG) program.

Terms and conditions are as follows:

•

interest at the rate of  the Bank’s Prime Rate plus 0.85% per annum

•

all amounts under the loans shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

assignment / endorsement by the Company to the Bank of all risk insurance (including extended coverage endorsement) in amounts and from an issuer acceptable to the Bank, on all of the Company’s real and personal property including, without limitation, equipment and inventory owned by the Company, showing the bank as first loss payee by way of standard mortgage endorsement, such policy to include business interruption and public liability insurance.

•

MARG of Cdn$450,000 from EDC

•

the working capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1

•

the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

Total assets pledged as collateral for the line of credit is $13,326,985 as at December 31, 2008

As at December 31, 2008, the Company had no borrowings outstanding with respect to the line of credit.

During 2008, the Company decided not to renew the unsecured operating line of credit from May 31, 2007 as the funds were not required.  On January 31 and February 29, 2008 the Company repaid $300,000 (Cdn$301,270) and $200,000 (Cdn$196,880) respectively of the unsecured operating line of credit outstanding at December 31, 2007.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

15.  Convertible Debt

	2008	2007

Balance, beginning of year	$ -	$ 1,953,274
Interest Accretion	-	65,527
Foreign exchange	-	(18,801)
Payment	-	(2,000,000)

Balance, end of year	$ -	$ -

On March 28, 2002, the Company completed a financing agreement $2,000,000 with net cash proceeds of (Cdn$2,953,188).  The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007.  The notes were originally convertible into common shares of the Company at a price of $1.70 per share at the holder’s option at any time.  At March 28, 2002, the market price of the Company’s common shares was $1.64 per share.

The Company was permitted to force the conversion of the notes into common shares of the Company if the shares traded above $3.40 for two consecutive days over the term to maturity of the notes.  The cost of the financing totaled $237,534(Cdn$307,966) and included 50,000-share purchase warrants with a fair value of $56,113 (Cdn$72,751) calculated using a Black-Scholes valuation model.  The share purchase warrants entitled the holder to purchase one common share of the company for $1.70 and expired after three years. On March 28, 2005 the 50,000-share purchase warrants expired.  The Company’s effective interest rate under this financing was approximately 16%.

Financing costs of $72,123 (Cdn$93,509) were recorded as deferred finance costs on the balance sheet, with the balance of $165,411 (Cdn$214,457) recorded as a charge against the equity component of long-term debt.  The proceeds of the financing allocated to the estimated fair value of the conversion option of $1,689,748 (Cdn$2,123,584) was recorded as the equity component of convertible debt on the consolidated balance sheet at $1,472,510 (Cdn$1,909,127), being net of financing costs of $165,411 (Cdn$214,457).  The carrying amount of the debt was reduced on issuance by the value assigned to the conversion option and was being accreted to its face value over the term to maturity through charges to non-cash interest expense.

In March 2007, the Company repaid the convertible debt in the amount of US$2,000,000 (Cdn$2,309,200). The convertible debt payment was partially financed through short-term loans of US$900,000 and Cdn$150,000 at an interest rate of 8%.  Subsequently, the short-term loans were repaid in May 2007, through cash generated from operations.  Upon payment of the convertible debt, the equity component was transferred to contributed surplus.

16.  Accumulated Other Comprehensive Income

	2008	2007

Balance, beginning of period	$ 1,306,800	$ 525,469
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,536,010)	781,331
Balance, end of period	$ (229,210)	$ 1,306,800

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

17.

Share Capital and Contributed Surplus

(a)

Authorized

75,000,000 common shares without par value

(b)   Issued and Fully Paid

	Number	Amount
Share capital	of shares

Balance, December 31, 2005	42,708,082	$ 31,983,199
Upon issue for private placement (iii)	4,086,976	1,935,229
Upon conversion of convertible debentures (iv)	2,500,000	893,849
Shares issued, options exercised (note 17(c))	267,500	115,807
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	81,241

Balance, December 31, 2006	49,562,558	$ 35,009,325
Upon issue for private placement (ii)	1,065,968	318,100
Shares issued, options exercised (note 17(c))	12,000	6,841
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	4,825
Shares issued, ESOP warrants exercised (17(d))	5,500	2,640
Reclassification of contributed surplus upon exercise of ESOP
warrants (note 17(e))	-	932

Balance, December 31, 2007	50,646,026	$ 35,342,663
Shares issued, March 08 warrants exercised (17(b)(i))	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of March 08
warrants (note 17(b((i) & 17(e))	-	624,039
Shares issued, ESOP warrants exercised (17(b)(i))	160,794	77,181
Reclassification of contributed surplus upon exercise of ESOP
warrants (note 17(b)(i) & 17(e))	-	24,555
Shares issued, October 08 warrants exercised (note 17(b)(i))	487,500	219,375
Reclassification of contributed surplus upon exercise of October 08
warrants (note 17(b)(i) & 17(e))	-	75,754
Shares issued, options exercised (note 17(c))	103,750	47,011
Reclassification of contributed surplus upon exercise
of options (note 17(e))	-	30,161

Balance, December 31, 2008	54,313,305	$ 37,825,476

(i)

In 2008, warrants that were set to expire March 3, 2008 were exercised prior to the expiry date.  Of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

160,794 ESOP warrants were exercised at the strike price of $0.48 for proceeds of $77,181.  The proceeds were credited to share capital along with $24,555 reclassified from contributed surplus to share capital.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Warrants that were set to expire on October 26, 2008 were exercised prior to the expiry date.  Of the 1,250,000 warrants outstanding, 487,500 were exercised at the strike price of $0.45 while the remaining 762,500 expired.  Proceeds of $219,375 from the exercise of the warrants were credited to share capital and $75,754 was reclassified from contributed surplus to share capital.

During 2008, 103,750 stock options were exercised at a weighted average strike price of Cdn$0.5437.  Proceeds of $47,011 (Cdn$56,413) were credited to share capital and $30,161 (Cdn$36,161) was reclassified from contributed surplus to share capital.

(ii)

On January 12, 2007, the Company issued 1,065,968 common shares at Cdn$0.45 per share and 532,984 non transferable share purchase warrants to its employees under the Amended Employee Share Ownership Plan for gross proceeds of $410,418(Cdn$479,685). Each share purchase warrant entitles the holder to purchase one common share at a price of $0.48 for two years from the closing date. The Company paid share issuances costs of $10,926 (Cdn$12,770). The net proceeds of the employee stock ownership plan were $399,492 (Cdn$466,915).  The TSX approved amount for common share purchase was Cdn$0.525. The difference, $68,404 (Cdn$79,948), was credited to contributed surplus and expensed to stock based compensation.

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($735,518) was calculated by using the TSX share price on the date of issuance (Cdn$0.69), and the fair value of the warrants ($188,197) was determined using the Black-Scholes valuation model. Net proceeds $399,492 (Cdn$466,915) were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($318,100 (Cdn$371,786)) is accounted for as common shares and the amount allocated to the warrants ($81,392 (Cdn$95,128)) is accounted for as contributed surplus.

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

In 2008, 160,794 ESOP warrants were exercised at the strike price of $0.48 for proceeds of $77,181.  The proceeds were credited to share capital along with $24,555 reclassified from contributed surplus to share capital.   As at December 31, 2008, 372,190 warrants were outstanding.

(iii)

On March 6, 2006 the Company closed a private placement for the sale of 1,021,744 units at $3.00 per unit for gross proceeds of $3,065,232. Each unit consisted of 4 common shares and 3 common share purchase warrants (the “March Warrants”) each exercisable into one common share at an exercise price of $0.75 and a term to maturity of two years. The Company paid a placement fee of 10% of the gross proceeds. The net proceeds of the private placement were $2,591,378 (Cdn$2,953,810).

Under Canadian GAAP, the Company has bifurcated the proceeds between the shares and the warrants based on their relative fair values. The assigned fair value of the common shares ($3,263,045 (Cdn$3,719,148)) was calculated by using the TSX share price on the date of issuance ($0.80

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(Cdn$0.91)), and the fair value of the warrants ($1,095,282 (Cdn$1,248,469)) was determined using the Black-Scholes valuation model. Net proceeds of $2,591,378 (Cdn$2,953,810) were then allocated based on the percentage of these relative fair values.  The amount allocated to common shares ($1,935,229 (Cdn$2,205,892)) is accounted for as common shares and the amount allocated to the warrants ($656,148 (Cdn$747,918)) is accounted for as contributed surplus.

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

On November 6, 2006, the Company applied to the TSX for approval to amend the exercise price of   each of the 3,065,232 common share purchase warrants issued in March 2006 from $0.75 to $0.475.  The latter price is the US dollar equivalent of the volume weighted average trading price of Norsat’s common shares for the 5 trading days ended November 3, 2006.  The amendment application was made: 1) in connection with the terms of the September Warrants (note 17(b)(iv)) set forth in the Convertible Debenture Agreement at a price of $0.45 per common share and 2) as a consequence of an anti-dilution clause in the March Warrants Agreement.  The amendment took effect November 22, 2006. All other terms of the March warrants remained intact.

In 2008, of the 3,065,232 warrants outstanding, 2,915,235 were exercised at the strike price of $0.475 while the remaining 149,997 expired.  Proceeds of $1,384,737 from the exercise of the warrants were credited to share capital and $624,039 was reclassified from contributed surplus to share capital.

(iv)

On September 26, 2006, the Company received $1,000,000 (Cdn$1,117,693) for the issuance of 1,000 units Series “A” Convertible Debentures, bearing interest at a floating rate of prime (as posted by the Bank of America) plus 1%,  secured and expiring on January 24, 2007. Interest was payable in cash or, at the option of the holder, in common shares on maturity or the date the Debentures were converted, whichever was earlier.

The debentures were convertible into common shares, on a per unit basis, at any time during the term of the Debentures by the holder at a conversion price of $0.40 per share. Each of the 1,000 units was comprised of $1,000 aggregate principal amount of secured convertible debentures and 1,250 common share purchase warrants (the “September Warrants”). Each warrant entitled the holder to acquire one common share of the Company for a period of two years from the conversion date, at a price of $0.45 per share.

Of the total debt proceeds, Cdn$437,500 was estimated as a fair value of the conversion option and was recorded as a charge against the equity component of the convertible debentures on the consolidated balance sheet. The carrying amount of the debt of Cdn$680,193 was recorded as convertible debt and was to be accreted to its face value over the term to maturity through charges to non-cash interest expense.

Up to the date of conversion, Cdn$110,815 was accreted to convertible debentures which brought the total convertible debt portion to Cdn$791,008.  The Company incurred total accretion of Cdn$122,263, of which Cdn$11,448 was cash interest due to the investor.

On November 6, 2006, the Series “A” Convertible Debentures of $1,000,000 were converted in full to 2,500,000 Norsat common shares and 1,250,000 share purchase warrants. Total book value of

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

convertible debentures of $1,088,090 (Cdn$1,228,508) was bifurcated between common shares and share purchase warrants using the Black-Scholes valuation model. As a result, $893,849 (Cdn$1,009,201) was credited against common shares and $194,240(Cdn$219,307) was credited against contributed surplus.  See note 17(e).

 In 2008, of the 1,250,000 warrants outstanding, 487,500 were exercised at the strike price of $0.45 while the remaining 762,500 expired.  Proceeds of $219,375 from the exercise of the warrants were credited to share capital and $75,754 was reclassified from contributed surplus to share capital.

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

		Weighted average
Share purchase options outstanding	Number of options	exercise price
		Cdn$
Balance, December 31, 2005	2,530,150	$ 1.59
Granted	549,000	0.89
Exercised	(267,500)	0.49
Forfeited	(863,500)	1.44
Balance, December 31, 2006	1,948,150	$ 1.57
Granted	272,000	0.74
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Cancelled	(295,700)	1.38
Forfeited	(203,000)	0.70
Balance, December 31, 2007	1,534,450	$ 1.24
Granted	449,800	1.13
Exercised	(103,750)	0.54
Expired	(81,500)	0.55
Forfeited	(281,000)	0.98
Balance, December 31, 2008	1,518,000	$ 1.34

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.45 to $0.99	699,000	2.46	$0.71	472,000	$0.70
$1.00 to $1.99	639,500	2.84	1.25	377,100	1.22
$2.00 to $6.19	179,500	2.76	4.14	179,500	4.14
$0.45 to $6.19	1,518,000	2.65	$1.34	1,028,600	$1.49

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using an option pricing model with assumptions noted below, the estimate fair value

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

of all options granted during 2008, 2007 and 2006 have been reflected in the statements of operations as follows:

	2008	2007	2006
Stock-based compensation recognized in operations	129,814	78,629	54,870

The weighted average assumptions used to estimate the fair value of options were:

	2008	2007
Risk free interest rate	3.208%	4.066%
Expected remaining life (years)	3.500	3.500
Vesting period	2 years	2 years
Expected volatility	75.24%	80.65%
Expected dividends	nil	nil

On April 1, 2008, 206,800 stock options were granted to 40 employees at a strike price of Cdn$1.37 and a weighted average fair market value of Cdn$0.74. The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.

In 2008, 449,800 stock purchase options were granted with a weighted average fair market value of Cdn$0.62.  Of the 449,800, 206,800 were granted to employees as noted above.

In 2007, 272,000 stock purchase options were granted with a weighted average fair market value of Cdn$0.43.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

 (d)   Share Purchase Warrants

A summary of changes to number of issued warrants is as follows:

Balance, December 31, 2005	2,536,811
Issued (note 17(b)(iii)(iv))	4,315,232
Expired	(1,330,000)
Balance, December 31, 2006	5,522,043
Issued (note 17(b)(ii))	532,984
Exercised	(5,500)
Balance, December 31, 2007	6,049,527
Expired (note 17(b)(i))	(912,497)
Exercised (note 17(b)(i))	(3,563,529)
Balance, December 31, 2008	1,573,501

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

For each of the periods presented, the following warrants for the purchase of one common share per warrant at the following prices per common share and expiry dates were outstanding:

Expiry date	3-Mar-08	26-Oct-08	12-Jan-09	8-Apr-09	Total
					Number of
					warrants
Exercise price	US$0.475	US$0.45	US$0.48	Cdn$1.09	outstanding

Balance, December 31, 2007	3,065,232	1,250,000	527,484	1,206,811	6,049,527

Warrants exercised	(2,915,235)	(487,500)	(160,794)	-	(3,563,529)
Warrants expired	(149,997)	(762,500)	-	-	(912,497)

Balance, December 31, 2008	-	-	366,690	1,206,811	1,573,501

(e)

Contributed Surplus

Balance, December 31, 2005	$ 1,411,000
Stock-based compensation	54,870
Credit to share capital due to options exercised	(81,241)
Proceeds from private placement to warrants (note 17(b)(iii))	656,148
Proceeds from conversion of debenture to warrants (note 17(b)(iv))	194,240
Balance, December 31, 2006	$ 2,235,017
Stock-based compensation	78,629
Options exercised	(4,825)
Proceeds from private placement to warrants (note 17(b)(ii)))	81,392
Proceeds from ESOP to January 2007 warrants (note 17(b)(ii))	68,404
ESOP warrants exercised	(932)
Equity component of long term debt (note 15)	1,689,748
Balance, December 31, 2007	$ 4,147,433
Stock-based compensation	129,814
March 08 warrants exercised	(624,039)
October 08 warrants exercised	(75,754)
ESOP warrants exercised	(24,555)
Options exercised	(30,161)
Balance, December 31, 2008	$ 3,522,738

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

18.

Income Taxes

(a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	2008	2007	2006

Net earnings (loss) from operations before
income taxes	$ 2,199,761	$ 1,385,354	$ (3,832,827)

Income tax expense (recovery) at expected rate
of 31.00% (2007 - 34.12%, 2006 – 34.12%)	$ 681,926	$ 472,683	$ (1,307,761)

Increase (decrease) resulting from:
Non-allowable (non-taxable) expenses (income)	54,476	(1,321,160)	30,441
Effect of statutory rate change	783,537	606,042	1,762,075
Change in valuation allowance	(4,151,266)	(94,695)	(1,251,316)
Foreign tax rate change	(320,717)	10,035	(3,344)
Expiry of operating losses	109,381	933,741	898,676
Change in foreign exchange	2,907,791	(268,604)	4,207
Other	(65,128)	(338,042)	(130,569)

Income tax expense	$ -	$ -	$ 2,409

(b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2008	2007	2006

Future tax assets:
Non-capital loss carry forwards	$ 4,633,960	$ 6,588,918	$ 8,448,047
Scientific Research and Experimental
Development pool	2,101,390	2,717,972	2,251,853
Scientific Research and Experimental
Development investment tax credit	1,653,494	2,031,723	1,410,716
Tax value of capital asset expenditure
in excess of book value	2,450,324	3,052,756	2,590,224
Net capital loss carry forwards	1,320,860	1,708,422	1,501,649
Temporary differences in working capital	429,251	640,753	929,091
Total gross future tax assets	12,589,279	16,740,544	17,131,580

Valuation allowance	(12,589,279)	(16,740,544)	(17,131,580)

Total future tax assets	$ -	$ -	$ -

Management believes that it is not more likely than not that it will create taxable income to realize its future tax assets.

(c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2008, the Company has approximately Cdn$15,944,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has provincial and federal investment tax credits of approximately Cdn$661,000

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(provincial) and Cdn$1,353,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

		Provincial	Federal
Year of	Non-capital loss	investment	investment
Expiry	carry forwards	tax credits	tax credits
	Cdn$	Cdn$	Cdn$

2009	3,845,000	-	-
2010	7,416,000	-	-
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,710,000	-	-
2026	973,000	137,000	247,000
2027	-	132,000	238,000

	$ 15,944,000	$ 661,000	$ 1,353,000

The Company also has available Cdn$11,290,000 (2007 - Cdn$11,290,000, 2006 – Cdn$11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$8,980,875 (2007 - Cdn$8,980,875, 2006 – Cdn$8,465,263).

As at December 31, 2008, the Company has approximately $1,834,000 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2008 ($1,094,000), 2007 ($487,000) and 2006 ($253,000).

As at December 31, 2008, the Company has approximately £370,000 of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2008 (£79,000), 2007 (£81,000), 2006 (£114,000), 2005 (£92,000) and 2004 (£4,000).

As at December 31, 2008 the Company has approximately KRW307,000,000 of losses carry forward relating to Norsat Korea Ltd.

19.

Discontinued Operations

During 2006, the liability of $45,937 (Cdn$52,112) relating to operations discontinued in 2000 was written off to recovery from discontinued operations to reflect the absence of any remaining claims relating to the discontinuance.

20.

Segmented and Other Information

The Company’s two business segments include Microwave and Satellite Systems

Microwave components enable the transmission, reception and amplification of signals to and from satellites. Satellite systems provide rapidly deployable broadband connectivity over satellite where traditional communications infrastructure is insufficient, unreliable, damaged or non-existent.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  The key operating decision maker evaluates performance based on the following:

2008	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 8,668,152	$ 9,388,684	$ 18,056,836
Gross profit	$ 3,732,644	$ 5,536,571	$ 9,269,215
Total assets	$ 6,299,750	$ 7,027,235	$ 13,326,985
Property and equipment	$ 344,029	$ 383,757	$ 727,786

2007	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 9,111,163	$ 7,339,498	$ 16,450,661
Gross profit	$ 4,338,389	$ 4,203,689	$ 8,542,078
Total assets	$ 5,307,744	$ 4,219,920	$ 9,527,664
Property and equipment	$ 552,622	$ 439,363	$ 991,985

2006	Microwave	Satellite Systems	Consolidated

Sales to external customers	$ 7,929,224	$ 5,519,113	$ 13,448,337
Gross profit	$ 3,392,983	$ 2,094,223	$ 5,487,206
Total assets	$ 4,968,726	$ 3,458,466	$ 8,427,192
Property and equipment	$ 665,306	$ 463,083	$ 1,128,389

Total assets and property and equipment are calculated based on the total sales to external customers of each segment (Microwave and Satellite systems) over total consolidated sales.

The Company generated revenues from external customers located in the following geographic locations:

	2008	2007	2006

Canada	$ 597,728	$ 545,410	$ 824,555
United States	12,577,704	10,894,156	8,103,225
Europe and other	4,881,404	5,011,095	4,520,557

	$ 18,056,836	$ 16,450,661	$ 13,448,337

Substantially all property and equipment are located in Canada.

21.  Commitments

Future minimum payments at December 31, 2008 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2009	2010	2011	2012	2013
Inventory purchase obligations	$ 1,948,843	$ -	$ -	$ -	$ -
Operating lease obligations	464,463	427,353	390,571	41,984	41,984
	$ 2,413,306	$ 427,353	$ 390,571	$ 41,984	$ 41,984

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

Rent expense for the Company for the year ended December 31, 2008 was approximately $447,000 (Cdn$477,000) [(2007- $411,000 (Cdn$441,000), 2006 - $728,000 (Cdn$828,000)].

In the normal course of operations the Company enters into purchase commitments. Included in the commitments are inventory and materials purchase obligations to be received in 2009 of $1,948,843.

22.  Supplemental Cash Flow and Other Disclosures

	2008	2007	2006

Changes in non-cash working capital:
Accounts receivable	$ (3,716,906)	$ (686,660)	$ 136,836
Inventory	(1,019,016)	(724,188)	455,576
Changes in inventory estimate	88,589	-	-
Prepaid expenses and other	(187,958)	292,937	(2,815)
Deferred financing costs in relation to the
January 2007 ESOP	-	10,334	-
Long-term prepaid expenses and other	-	(10,187)	-
Accounts payable	837,592	(284,698)	(859,356)
Accrued liabilities	495,440	(232,121)	(19,022)
Deferred revenue	183,434	(112,386)	61,171
Long-term deferred revenue	609,715	57,191	-

	$ (2,709,110)	$ (1,689,778)	$ (227,610)

Supplementary information:
Interest paid	$ 16,516	$ 121,733	$ 158,103
Income taxes paid	-	-	2,409
Non-cash transactions:
Reclassification of exercised warrants
from contributed surplus to share capital	724,348	932	-
Reclassification of exercised stock options
from contributed surplus to share capital	30,161	4,825	-

23.

Other Expenses

	2008	2007	2006

Interest and bank charges	$ 53,774	$ 100,114	$ 279,046
Interest accreted on convertible debt and
deferred finance cost amortization	-	80,557	307,078
Interest - non cash	(955)	2,813	-
Loss (gain) on disposal of property and equipment	114	105,307	(31,779)
Foreign currency (gain) loss	(383,741)	478,322	(19,598)
	$ (330,808)	$ 767,113	$ 534,747

24.

Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2008, the Satellite Systems segment generated approximately 76% of its sales from the United States government. This represents approximately 39% of total sales.  No other customer exceeds 10% of total sales.

During 2007, the Satellite Systems segment generated approximately 52% of its sales from the United States government. This represents approximately 23% of total sales.  No other customer exceeds 10% of total sales.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

25.   Related Party Transactions

During 2008, the Company entered into a related party transaction.  On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA.  The board member is holding this cash for Norsat SA until a bank account is set up.  The amount is classified as cash on the Company’s consolidated balance sheet.

During 2007, the Company entered into the following related party transactions:

(i)  On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

60 day term maturing May 31, 2007,

•

Payment in full May 31, 2007, or partial payments within the 60 day term at discretion of the Company.

The loan was fully repaid on May 31, 2007.

(ii)  On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company subjected to certain terms and conditions as follows:

•

Interest at the rate of 8% per annum over the balance of the loan, payable at the end of the term, or on the day of  loan retirement,

•

9 day terms, with an option to renew

•

Payment in full on or partial payments within the 9 day term at discretion of the Company.

The loans were fully repaid on May 2, and June 20, 2007.

 (iii)  On November 14, 2007 the Company received a bridge loan of Cdn$450,000 from the same officer of the Company subjected to certain terms and conditions as follows:

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

The loan was fully repaid on November 27, 2007

26.

Government Contributions

(a)   Industrial Research Assistance Program (IRAP)

In October 2007, Norsat was awarded a non-repayable Cdn$235,555 government contribution through Canada’s National Research Council – Industrial Research Assistance Program (NRC-IRAP).  The program provides contributions to Canadian small to medium sized businesses that are interested in using technology to commercialize services, products and processes to grow their presence in Canadian and international markets. Norsat intends to use the proceeds for research and development initiatives targeted at expanding its portable satellite systems suite of offerings.

For the year ended December 31, 2008, Cdn$235,555 was claimed and included as a reduction to product development expense in the consolidated statements of operations.  As at December 31, 2008, cash

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

received was Cdn$235,555.

(b)  Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012.  Annual repayment amounts shall be calculated based on 1.851% of gross business revenue (GBR) multiplied by the adjustment rate (based on the growth of GBR over the previous year).  As at December 31, 2008, no liability for the repayment has been accrued as the amount can not determined until later in the future.

For the year ended December 31, 2008, the Company accrued SADI funding receivable of $492,600 (Cdn$600,000) of which $459,021 (Cdn$559,100) was charged as a reduction to product development expense in the consolidated statements of operations and $33,579 (Cdn$40,900) was charged as a reduction to property and equipment on the consolidated balance sheet. The full accrual remains in accounts receivable at December 31, 2008.

27.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2008.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

28.

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

	2008	2007	2006

Net earnings (loss) from operations
under Canadian GAAP	$ 2,199,761	$ 1,385,354	$ (3,878,764)
Beneficial conversion feature (d)	-	-	(101,279)
Interest expense (d)	-	-	198,722
Deferred financing costs (c)	-	3,179	12,024
Convertible debt (d)	-	70,282	209,967
Employee stock-based compensation (b)	(3,975)	19,689	45,492
Cost of sales (f)	231,215	-	-

Net earnings (loss) from operations before
recovery from discontinued operations
according to US GAAP	2,427,001	1,478,504	(3,513,838)
Recovery from discontinued operations	-	-	45,937

Net earnings (loss) according to US GAAP	$ 2,427,001	$ 1,478,504	$ (3,467,901)
Basic and diluted earnings (loss) per share from
operations before recovery from discontinued
operations according to US GAAP	$ 0.05	$ 0.03	$ (0.07)

Basic and diluted earnings (loss)
per share according to US GAAP	$ 0.05	$ 0.03	$ (0.07)

	2008	2007	2006

Net earnings (loss) for the year	$ 2,427,001	$ 1,478,504	$ (3,467,901)

Other comprehensive (loss) gain:
Unrealized (losses) gains on translating financial
statements from functional currency to
reporting currency (note 3(a))	(1,511,896)	775,630	(2,460)

Comprehensive income (loss) for the year	$ 915,105	$ 2,254,134	$ (3,470,361)

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2008		December 31, 2007
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $

Inventory (f)	4,497,415	4,467,277	4,190,232	4,190,232
Share capital (c - e)	37,825,476	95,310,484	35,342,663	92,827,671
Contributed surplus (a - e)	3,522,737	1,413,473	4,147,433	2,034,194
Accumulated other comprehensive income (loss) (c)	(229,209)	(252,389)	1,306,800	1,259,577
Deficit (a - h)	(32,514,569)	(87,897,272)	(34,999,726)	(90,324,272)

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

(b)

Stock-based Compensation

The Company has granted stock options to certain directors and employees for services provided to the Company.  For US GAAP purpose, the Company previously elected under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 and related interpretations. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-based Payment” (“SFAS 123(R)”), which replaces SFAS No. 123 and supersedes APB Option 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on the grant date fair value. Pro forma disclosure is no longer an alternative. This Statement was effective for public companies in their first fiscal year beginning after June 15, 2005. The Company adopted SFAS 123 (R) effective on January 1, 2006 for US GAAP purposes using the modified-prospective transition method.

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has chosen to reverse such forfeited options using the actual method. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, ($3,975) (2007 – $19,689, 2006 - $45,492) was credited to operations under US GAAP and contributed surplus was reduced by the same amount.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

(c)

US$2 Million Convertible Debt

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 15).  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  Accordingly, no value would be assigned under US GAAP to the conversion feature on the promissory note issued in 2002.  In addition, under Canadian GAAP a portion of the deferred finance costs has been allocated to equity and not amortized, while under US GAAP all costs would be identified as deferred finance costs and amortized over the term of the debt.  Furthermore, under Canadian GAAP, interest on long-term debt required to be paid through the issuance of common shares is recorded at fair value as an equity component and accreted as a charge to retained earnings.  For US GAAP purposes, all interest is expensed as accrued.

In applying US GAAP, convertible debt outstanding at December 31, 2006 would be recorded at its face value of $2,000,000 and no value would be assigned to an equity component of long-term debt before the accounting for the reduction in conversion price as disclosed in note 15.

As at December 31, 2006, the convertible debt on the income statement in the amount of $209,967 consisted of adding back the accretion of $207,998 recorded as interest expense under Canadian GAAP, and an addition of foreign exchange gain of $1,969 under US GAAP.

As at December 31, 2007, the convertible debt on the income statement in the amount of $70,282 consisted of adding back the accretion of $70,383 recorded as interest expense under Canadian GAAP, the reduction foreign exchange gain of $20,195 recorded as foreign exchange gain under Canadian GAAP and an addition of foreign exchange gain of $20,094 under US GAAP.

Due to the modification, the remaining deferred financing cost of $97,639 was realized during 2005 under US GAAP, therefore, no finance costs would be recorded in 2007 on amortization of amounts reclassified to deferred finance costs. As a result, during the year ended December 31, 2007, a $3,179 (2006 - $12,024) finance cost amortized under Canadian GAAP would be added back under US GAAP.

In March, 2007, the debt was repaid and under Canadian GAAP the equity portion of the convertible debt of $1,689,748 was credited to contributed surplus.

(d)

US$1 Million Convertible Debenture

Under Canadian GAAP, the proceeds $1,000,000 of the September 26, 2006 financing allocated to the estimated fair value of the conversion feature of the debt recorded as an equity component of the debt.  Under US GAAP, a value is assigned to the conversion feature only if the conversion rate is less than the market price of the common stock at the date of issuance.  As a result of the debenture being issued for less than market, the Company recorded a beneficial conversion feature of $301,840 under US GAAP.  The conversion feature is charged to Additional Paid-In Capital (“APIC”) and is amortized to the income statement over the life of the debenture. Under Canadian GAAP no such amount  would be recorded.  As at the date of conversion a total of $101,279 of amortization had been credited to the income statement. The remaining $701,624 of the initial proceeds was allocated to debt.

Upon conversion (November 6, 2006) of the financing under Canadian GAAP, the value of the debt, accretion, and the equity component of the conversion feature is charged to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants (note 17) issued and allocated to share capital and contributed surplus respectively. Under US GAAP, the value of the

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

debt and the remaining value in APIC is transferred to share capital. This charge is then bifurcated based on the relative fair values of the share capital and share purchase warrants. The remaining unamortized value of the conversion feature ($198,722) is charged to the income statement as an additional interest charge. This resulted in a credit of $17,713 and $81,509 to share capital and contributed surplus respectively.

(e)

Elimination of Deficit

In prior years, the Company reduced its paid-up capital by $51,161,976 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded.

 (f)

Inventory

On January 1, 2008, the Company adopted CICA Handbook Section 3031 – “Inventories” which provides guidance on the basis and method of measurement of inventories and allows for the reversal of previous write-downs.  Subsequent to the adoption of CICA 3031, inventory is stated at the lower of weighted average cost and net realizable value.  On January 1, 2008, pursuant to CICA 3031 a reversal of previous write-downs of $285,396 was recorded as an increase to inventory and a decrease in opening deficit.  In addition during the year ended December 31, 2008, additional inventory write-downs of $201,771 were also reversed.

Under US GAAP, inventory is also carried at the lower of cost and net realizable value.  However, pursuant to SEC Staff Accounting Bulletin Topic 5.BB, the write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.  The reversal of previous write-downs of inventory are not recorded under US GAAP and as a result, at December 31, 2008, inventory decreases by $30,138 , opening deficit increases by $285,396 and cost of sales increases by $231,215.

(g)

Recently Issued Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”.  SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged.  The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements Liabilities –an Amendment of ARB No. 51”.  This statement amends ARB 51 to establish accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As the Company’s subsidiaries are wholly owned the adoption of this statement is not expected to have a material effect on the Company's financial statements.

NORSAT INTERNATIONAL INC.

Notes to Consolidated Financial Statements

(Expressed in US dollars)

Years ended December 31, 2008, 2007 and 2006

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

(h)

Recently Adopted Accounting Policies

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's financial statements.

29.  Subsequent Events

(a)  Employee Stock Ownership Plan (“ESOP”) Warrants

Warrants set to expire on January 12, 2009, were extended to January 12, 2011.  The warrants were issued as part of the employee stock ownership plan on January 12, 2007.

(b)

Related Party

On January 27, 2009, Norsat SA opened the bank account.  The board member who was holding the funds of $94,185 (Cdn$114,720) on behalf of Norsat SA at the end of December 31, 2008 deposited the funds into this bank account.

B.  Significant Changes

Significant changes since year-end to March 25, 2008 are included in note 29 of the audited consolidated financial statements under Section 8 A.

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

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the Nasdaq Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		NASDAQ		OTC BB
			(CDN. Dollars)		(U.S. Dollars)		(U.S. Dollars)
			High	Low	High	Low	High	Low

a)	2008		1.59	0.46	N/A	N/A	1.60	0.38
	2007		1.09	0.59	N/A	N/A	0.98	0.49
	2006		0.99	0.36	N/A	N/A	0.86	0.32
	2005		1.90	0.50	N/A	N/A	1.51	0.43
	2004		1.26	0.56	N/A	N/A	0.95	0.40

b)	2008
	Fourth quarter		1.08	0.46			1.23	0.38
	Third quarter		1.43	0.92			1.42	0.75
	Second quarter		1.59	1.15			1.60	1.15
	First Quarter		1.51	0.70			1.55	0.69
	2007
	Fourth quarter		0.81	0.61			0.80	0.60
	Third quarter		0.90	0.67			0.82	0.67
	Second quarter		1.09	0.81			0.98	0.75
	First Quarter		0.98	0.59			0.86	0.49
c)	2009
	February	2008	0.72	0.45			0.58	0.34
	January	2008	0.64	0.40			0.45	0.32
	December	2008	0.58	0.46			0.47	0.38
	November	2008	0.76	0.51			0.66	0.40
	October	2008	1.10	0.70			1.23	0.57
	September	2008	1.43	0.92			1.30	0.75

83

10.

Additional Information

A.

Share capital

Reference is made to Item 8: Financial Information and specifically A. Consolidated Financial Statements, Note 17. Share Capital.

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

On September 4, 2008, the Company entered into a contract with the Government of Canada as represented by the Minister of Industry for a repayable contribution to Norsat through the Strategic Aerospace & Defence Initiative (“SADI”) program. The contract is for contribution from the Ministry of Industry towards a research and development project undertaken by Norsat. The contribution period is from September 2007 to December 2011. Repayment of the contribution will start in 2012, paid over a maximum of 15 years and based on a repayment formula contingent on the Company’s sales growth. (contract appended as exhibit).

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

F.

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2008 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

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

Subsidiary Information

Reference is made under “Item 4c. Organization Structure”.

11.

Quantitative and Qualitative Disclosures About Market Risk

Risks Associated with Foreign Exchange

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash, short-term investments, accounts receivables, accounts payable, and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

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

Risks Associated with Current Market Conditions

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables are from the United States Department of Defense and is not believed to be at risk of default.  These receivables account for approximately 59% of the total outstanding receivables.  Another 11% of accounts receivable represent amounts owing from the Canadian and Irish governments, and similarly the risk of default is deemed to be very low.  The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends have started to impact the Company in the Microwave products segment.  A number of projects that the Company’s resellers were working on have been postponed or deferred. Fortunately, the Company’s Satellite systems segment continues to improve steadily as the bulk of these system sales are to government and military agencies.

The Company’s capital resources as at December 31, 2008, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum. On August 29, 2008, the credit line was renewed. As at December 31, 2008, no amounts were outstanding on the operating line of credit. The Company is not in breach of any bank covenants and continues to have access to the credit line.

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

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2008, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

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

The Company’s Chief Executive Office and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Rule 13a – 5(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at Dec. 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based upon their assessment, the CEO and CFO concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective.

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

16A.

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

16B.  Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investor Information, Corporate Governance, Charters and Policies.

16C.  Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Ernst &Young LLP for all services in 2008 and 2007 (fees paid to Ernst & Young LLP are in Canadian Dollars):

	Audit Fees	Audit Related Fees	Tax Fees	Other Fees
2008	$265,875	$8,000	$376,000	$19,000
2007	$214,550	Nil	$54,500	$0

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

16D.  Exemptions from the listing standards for Audit Committees

Not applicable

16E.  Purchases of Equity Securities by the Issuer

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

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of Acting Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Amiee Chan

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Eugene Syho

4.1

Employment Contract dated January 2, 2007 between the Company and Cathy Zhai

4.2

Employment Contract dated January 21, 2008 between the Company and Eugene Syho

4.3

Contribution Agreement Contract dated September 4, 2008 between the Government of Canada and the Company

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Eugene Syho”
Date:	March 27, 2009	Eugene Syho, Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 27, 2009	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eugene Syho, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 27, 2009	“Eugene Syho”
Eugene Syho
Chief Financial Officer

Exhibit 32.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
SECTION 13(a) or 15(d) OF THE EXCHANGE ACT

I, Amiee Chan, certify that:

1. I have reviewed this annual report on Form 20-F Norsat International, Inc.;

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

Date:	March 27, 2009	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 4.3 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
SECTION 13(a) or 15(d) OF THE EXCHANGE ACT

I, Eugene Syho, certify that:

1. I have reviewed this annual report on Form 20-F Norsat International, Inc.;

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

Date:	March 27, 2009	“Eugene Syho”
Eugene Syho
Chief Financial Officer

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Norsat®
International Inc.

THIS EMPLOYMENT AGREEMENT, dated as of January 2, 2007, is made between Norsat International Inc., a company incorporated under the laws of British Columbia ("Norsat") and Cathy Zhai (the "Executive").

A. WHEREAS Norsat is engaged in the business of design, manufacture, sales and servicing of satellite technology and communication products;

B. AND WHEREAS the Executive has agreed to accept Norsat's offer of employment as Vice-President, Operations, upon the terms and conditions hereinafter set forth;

THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

1. POSITION AND DUTIES

1.1 Norsat will employ the Executive as its **CFO & Corporate Controller** start date for this position will be **January 2, 2007**.

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

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
Jaunuary 2, 2007
Page 2

2. COMPENSATION AND BENEFITS

2.1 Norsat will pay the Executive an annual base salary of **CDN $120,000**.

2.2 The Executive shall be entitled to participate, at the Vice President level in the incentive compensation program established by Norsat. The current on-target level for the incentive compensation plan is **37.5 %.**

2.3 Norsat has granted the Executive a total of **100,000** stock options in accordance with the terms of Norsat's stock option plan.

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

2.7 The Executive shall be entitled to **four (4) weeks** of vacation each calendar year to be taken at such times as are reasonably acceptable to Norsat.

2.8 Norsat operates a RRSP program executed by matching employee contributions to a Group RRSP plan under Company administration. Effective, with the Executive's start date, Norsat shall enhance the Executive's contributions (providing the Executive is contributing a minimum of 2% of his annual salary) by contributing **5%** of paid semi-monthly earned income.

3. CONFIDENTIAL INFORMATION

3.1 Without restricting any other provision of this Agreement, all confidential, proprietary and trade secret information of Norsat and its subsidiary, associated and affiliated entities, including, but without limiting the generality of the foregoing, information concerning the technology, research, test procedures and results, machinery, equipment, hardware, software, programs, manufacturing processes and products, assembly, services used, identity and description of components, purchasing, accounting, engineering, marketing, selling and servicing or business methods used, manufactured or developed by or for Norsat and information concerning suppliers or customers thereof (all herein called "Confidential Information") disclosed or otherwise revealed to the Executive from time to time, shall be and remain the property of Norsat or its subsidiaries or affiliates (as the case may be) and shall be held by the Executive in strict confidence for the sole benefit of Norsat. The Executive shall not use, disclose, reveal, copy nor appropriate any Confidential Information whatsoever, nor cause or permit any other person to do so except as specifically permitted by Norsat, either during the term of this Agreement or

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007 Page 3

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

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

5. TERMINATION

5.1 Apart from any separation pursuant to Article 5.1 above, the Executive may terminate his employment by giving **six weeks** of written notice to Norsat. On receipt of such notice, Norsat may waive the notice period in whole or in part, and set an earlier date on which the Executive's resignation shall become effective. In such case, Norsat will compensate the Executive for the balance of the resignation notice.

5.2 Apart from any separation pursuant to Article 5.1 above, Norsat may terminate the Executive's employment forthwith in the event of Just Cause for dismissal, in which case the Executive is not entitled to notice or payment in lieu thereof. When used in this Agreement, the term "just cause" includes a) the Executive's failure to perform his employment duties hereunder after reasonable notice to the Executive by the Board, specifying such failure and providing the Executive with a reasonable opportunity to cure such failure given the content of the circumstances, as determined by the Board in the exercise of its reasonable discretion, b) the Executive's breach of covenants or agreements contained in this Agreement, the Proprietary Rights Agreement, or any of the other material agreement or undertaking of the Executive, c) the Executive's commission of a felony or any crime involving moral turpitude, fraud or misrepresentation, whether or not related to the business or property of Norsat, d) any act of the Executive against Norsat intended to enrich the Executive in derogation of his duties to Norsat, or e) any wilful or purposeful act or omission (or any act or omission taken in bad faith) of the Executive having the effect of injuring the business or business relationships of Norsat.

5.3 Apart from any separation pursuant to Article 5.1 above, if Norsat terminates the Executive other than for just cause, Norsat shall give the Executive **three (3)** months notice, (based on the Executive's base salary at the time of termination), plus a further month of notice, (based on the Executive's base salary at the time of termination), for each full year of service - and prorated if notice of termination is given during a partial year of service - that the Executive has with Norsat, up to a maximum of 12 months. "Base salary", for the purposes of this agreement, is not reflective of any salary reductions, whether short-or long-term, i.e. salary reductions will have no effect on the Executive's severance.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

NORSAT INTERNATIONAL INC.

By: ______________________
Amiee Chan
President & CEO

____
Executive: Cathy Zhai

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

APPENDIX "A"

PROTECTION OF NORSAT'S COMPUTERIZED INFORMATION RESOURCES POLICY

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

EMPLOYEE INTERNET AND E-MAIL USAGE POLICY

As part of Norsat's commitment to the utilization of new technologies, our employees have access to the Internet including e-mail. This technology is the property of Norsat, and any personal use is subject to scrutiny and disciplinary action.

In order to ensure compliance with existing copyright laws, and to protect us from being victimized by the threat of viruses or hacking into our systems, the following policy has been established.

1. It is expected that, at all times, Norsat employees will behave in a decent, responsible and respectful manner when accessing the network, internet and email.

2. It is Norsat's policy to limit Internet and e-mail access to official business. Employees are authorized to access the Internet and e-mail for personal use during lunch or after-hours, and in strict compliance with the other terms of this policy. The introduction of viruses, or malicious tampering with any computer system, is expressly prohibited. Any such activity will result in disciplinary action that may include termination of employment.

3. Employees will not use the Norsat's Internet access for any illegal or unauthorized act, including any defamatory, harassing, offensive or discriminatory conduct. Keeping documents which are considered obscene or discriminatory can result in disciplinary action.

4. Employees using Norsat's accounts are acting as representatives of the firm. As such, employees should act accordingly so as not to damage the reputation of the firm.

5. Employee email signatures are limited to information specific to the individual's corporate role.

6. Employees will not use the company Internet connection for private commercial purposes unrelated to Norsat business.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007 Page 9

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

ALLOWING ACCESS TO CONFIDENTIAL INFORMATION PROHIBITED

Information stored on our computer system is for the exclusive use of employees as required in the course of performing the work of our company. When you leave your work area for any extended period of time, including lunch hours and/or any time you leave Norsat's offices, you <u>must</u> log out of the network to prevent unauthorized access to confidential information.

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

I have read and understand this "PROTECTION OF NORSAT'S COMPUTERIZED INFORMATION RESOURCES POLICY" and agree to abide by the policies as written.

Employee Signature: ____________________ Date: January 2, 2006.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

APPENDIX "B"

EMPLOYEE AGREEMENT RESPECTING CONFIDENTIALITY AND INTELLECTUAL PROPERTY AND AGREEMENT TO ASSIGN INVENTIONS

I, the undersigned, acknowledge that Norsat International Inc. and any of its affiliates, subsidiaries and branches ("Norsat") possesses and may hereafter acquire valuable technical and non-technical information, that, to protect its legitimate interests, it is necessary for Norsat to protect such information by maintaining the same as secret or confidential, that Norsat does protect such information by maintaining it as secret or confidential, and that, through my employment with Norsat, I may be exposed to or generate additional information which requires such protection.

Accordingly, in consideration of Norsat engaging me as an **Employee**, I covenant and agree that:

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

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

the same to Norsat on request, and that all such inventions, practices, ideas, innovations, systems, programs, know-how or designs shall be subject to the confidentiality, non-use and non-disclosure restrictions specified above.

DATED this 2nd day of January 2007

SIGNED AND DELIVERED
in the presence of:

[signature]	[signature]
Signature of Witness	Employee Signature
AUBREY LAM	CATHY ZHAI.
Name of Witness (Print)	Employee Name (Print)

Norsat Confidentiality Agreement October 2001. Version 2

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

APPENDIX "C"

* NORSAT INTERNATIONAL INC.

<u>INSIDER TRADING POLICY - SUMMARY</u>

<u>Insider Trading</u>: Subject to the general guidelines and the specific rules that follow, all employees, directors, officers and other Insiders permit trading in Norsat's shares throughout the year.

<u>Guidelines</u>: The policy contains *<u>two general guidelines</u>* as follows:

1. An Insider should not deal in securities of Norsat at any time if he or she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and
2. Information which would reasonably be expected to have a significant effect on the market price, which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person's duties to Norsat.

<u>Specific Rules</u>: The policy contains the following specific rules, among others. Please read the entire Policy attached for the complete rules.

1. **Financial Staff:** No trading is permitted by employees and officers directly involved in the preparation of annual and quarterly financial statements within a period commencing from the beginning of the preparation of the statements until after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.
2. **Directors, Officers, Employees:** No trading is permitted within a period commencing from the time an employee, director or officer receives draft annual or quarterly financial statements and ending after one business day following the date of issuance of a press release by the Company announcing its annual or quarterly financial results.
3. **All Insiders:** No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any "black-out period" announced by the Company. Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the "black-out period" has ended.

No Insider who has actual knowledge of material undisclosed information relating to the Company is permitted to trade, either directly or indirectly, in the Company's shares or to disclose that information except as required in the necessary course of business. Any concern over the interpretation of this rule should be referred to either the President or Chief Financial Officer of the Company.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

Procedures for Reporting: Where a named Insider *for reporting purposes* makes a change in his ownership of securities, it is important that Insider Trading Reports are filed immediately **(within 10 calendar days of the ownership change)**.

NORSAT INTERNATIONAL INC.
INSIDER TRADING POLICY

Policy Summary

Norsat's Common Shares are listed and traded on The Toronto Stock Exchange (the "TSE") and NASDAQ. Because Norsat is a reporting issuer and listed on the TSE and NASDAQ, it is subject to Canadian and Unites States securities laws, including those that impose penalties for "insider trading". This term refers to trading by "insiders" of a company (or persons who, because of the nature of their job, come into contact with or become aware of important or confidential information concerning Norsat or its operations) when they have knowledge of matters which have not been generally disclosed (i.e., by a press release to the market). Any trading by a person who has such information may lead to civil and quasi-criminal liability.

In order to protect you and Norsat from any violation of applicable insider trading laws, the Board of Directors of Norsat adopted this Insider Trading Policy in 2000. This Policy is reviewed and revised periodically. Every director, officer and employee is required to comply with the rules and procedures set out in this Policy in respect of insider trading. This document is to assist directors, officers and employees in complying with the requirements and **is not intended to be an exhaustive summary of the applicable legislative requirements.** Underlying all of this - use your common sense and be prudent. Any questions should be directed to the Chief Financial Officer or Corporate Secretary.

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

c) No trading is permitted during times of unusual activity (e.g. material acquisitions or divestitures) or during any "black-out period" announced by the Company. Trading may commence after one business day following the date of issuance of a press release by the Company announcing a material change or specific public announcement or on advice from the Company that the "black-out period" has ended.

d) Notwithstanding paragraph (a) above, no director, officer or employee who has actual knowledge of material undisclosed information relating to the Company is

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

permitted to trade, either directly or indirectly, in the Company's shares or to disclose that information except as required in the necessary course of business. Any concern over the interpretation of this rule should be referred to either the President or the Chief Financial Officer of the Company.

e) Subject to (a) (b) (c) and (d) above, trading in the Company's shares is permitted throughout the year by all employees, directors and officers.

f) All trades of the Company's securities by "reporting insiders" (any director or senior officer as defined in the Policy) must be reported within seven days to the Chief Financial Officer of the Company.

g) "Trading" includes the receipt or exercise of stock options granted by the Company.

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

Liability arises for trading securities on the basis of information which has not been disclosed to the public or for disclosing information to persons who use it for the purpose of trading or pass it on to others ("tipping"), if the information is "material" within the meaning of the securities laws. Do not rely solely on your own judgment but seek advice when needed from the President or Chief Financial Officer as to whether particular information is material. Information which may be material includes financial and operating results; negotiations concerning contracts with outside parties; possible dispositions or acquisitions of properties, information on other significant assets or other corporations or businesses; decisions concerning dividends; important business developments; financing; important personnel changes; litigation and labour negotiations.

A purchase or sale of securities by persons who are "insiders" of the Company or who are in a "special relationship" with the Company may result in such person incurring substantial liability if use is made of confidential information which has not been generally disclosed to the public, and such liability may extend to Norsat itself. Norsat is anxious to avoid any breach of securities laws and to avoid any action, which might appear to be taken on the basis of an improper use of confidential information.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007
Page 15

Insiders

The following guidelines apply to "insiders" and others in a "special relationship" with Norsat (an "insider" or anyone in a "special relationship" with Norsat is hereinafter referred to as an "Insider"). It should be noted that Insider includes directors, officers, and employees of Norsat, anyone who engages in any business or professional activity with Norsat, certain relatives and partners of Insiders, a trust in which an Insider has a substantial beneficial interest and trusts as to which an Insider serves as Trustee. A person who receives confidential information from an Insider and who has knowledge that such person is an Insider shall also be deemed to be an Insider.

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
- "Tippees", i.e., people who receive confidential information from Insiders or other "tippees".

b) Guidelines

The policy contains *two general guidelines* as follows:

(1) An Insider should not deal in securities of Norsat at any time if he/she is in possession of information which would reasonably be expected to have a significant effect on the market price of such securities and the public does not have the same information; and

(2) Information which would reasonably be expected to have a significant effect on the market price which such Insider has by reason of his or her position with Norsat and which has not been generally disclosed should not be communicated to any other person or used for any other purpose than to carry out such person's duties to Norsat.

c) Specific Rules

In addition to the two general guidelines set out above, the *following specific rules* should be observed:

(1) No trading in securities of the Company by Insiders directly involved in the preparation of the Company's, quarterly or annual financial statements can take place from the beginning of the preparation of the statements until after one business day has elapsed from the date on which the Company's press release announcing the results for the fiscal period was disseminated.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

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

(3) If the Company announces a "black-out period" or if an Insider knows that Norsat is about to make a news release of material information, at any time, the Insider should not trade from the time of such knowledge of the release (or announcement of the "black-out period) until after one business day has elapsed from the date of dissemination of the material change.

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

In addition, all Insiders and persons associated and affiliated with them, are restricted from making use, for their own advantage, of any specific confidential information which, if generally known, might reasonably be expected to materially affect the value of the securities. **Persons doing so may be subject to criminal prosecution and may also be liable to compensate any other person for any direct loss suffered as a result of the transaction, and will also be accountable to Norsat for any direct benefit or advantage received as a result of the transaction.**

It is customary for Norsat to provide selected employees with monthly financial results. Each such Insider will have to determine the materiality of such results in light of the first general guideline.

There is a prohibition for anyone in a special relationship with a company from buying or selling securities of the company with the knowledge of a material fact or material change in the affairs of the company which he or she knew or ought reasonably to have known had not been generally disclosed. Persons in a special relationship with a corporation are also prohibited from informing (other than in the ordinary course of business) another person about a material fact or material change before such fact or change has been generally disclosed. The scope of persons having a "special relationship" with a company is very broad, and includes Insiders.

Exhibit 4.1 to 20-F submission for Norsat International Inc.

Employment Contract – Cathy Zhai
January 2, 2007

2. Insider Reporting

a) Insiders For Reporting Purposes

Norsat, on advice of counsel, considers an Insider *for reporting purposes*, to be any member of the Board of Directors, **a 10% or greater shareholder, or senior officer, e.g. Vice President.**

The statutory requirements provide that a person must file a report, other than a nil report on becoming an Insider *for reporting purposes*, and must report when a change occurs in his or her direct or indirect beneficial ownership of securities of Norsat, including any transfer of any securities into the name of an agent, nominee or custodian, and RRSP.

b) Procedures for Reporting

Where a named Insider *for reporting purposes* acquires or makes a change in his or her ownership of securities of Norsat, it is important that Insider Trading Reports are filed immediately (**within 10 calendar days of the ownership change**) in order to comply with securities legislation in each of the relevant provinces. Insider Trading Reports must be filed in the provinces of Quebec, Ontario, Alberta, and British Columbia.

The Chief Financial Officer (CFO) will coordinate the filing of Insider Reports. Accordingly, the CFO must be advised promptly of any changes (direct or indirect) in an Insider's ownership of Norsat securities so that the necessary reports may be completed and filed on behalf of the Insider. Please fax or e-mail the following information to the Assistant to the Chief Financial Officer:

- The trade date of the transaction (not the settlement date);
- The nature of the transaction (acquired/disposed, etc.)
- The number of securities acquired/disposed of; and
- The unit price paid or received on the day of the transaction.

Each Insider is responsible for the accuracy and timeliness of his or her Insider Trading Reports.

Cathy Zhai, Executive

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.2 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.

Exhibit 4.3 to 20-F submission for Norsat International Inc.