Form 20-F
period 2009-12-31
Norsat International Inc.
filed 2010-03-22
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

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

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 53,634,305 common shares.

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

PART I

5

    1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

5

    2.

OFFER STATISTICS AND EXPECTED TIMETABLE

5

    3.

KEY INFORMATION

5

A.

SELECTED FINANCIAL DATA

5

B.

CAPITALIZATION AND INDEBTEDNESS

6

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

6

D.

RISK FACTORS

6

    4.   INFORMATION ON THE COMPANY

11

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

11

B.

BUSINESS OVERVIEW

14

C.

ORGANIZATIONAL STRUCTURE

18

D.

PROPERTY, PLANTS AND EQUIPMENT

19

    4A.

UNRESOLVED STAFF COMMENTS

19

    5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

19

A.

OPERATING RESULTS

20

GOODWILL AND INTANGIBLE ASSETS

25

FINANCIAL INSTRUMENTS – DISCLOSURES

26

ARRANGEMENTS WITH MULTIPLE DELIVERABLES

27

RECENT ACCOUNTING PRONOUNCEMENTS

30

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

30

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

30

CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

31

RECENT U.S. GAAP PRONOUNCEMENTS

31

TRANSFERS OF FINANCIAL ASSETS AND VARIABLE INTEREST ENTITY REPORTING

31

RECENTLY ADOPTED U.S. GAAP POLICIES

32

B. LIQUIDITY AND CAPITAL RESOURCES

37

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

39

D.

TREND INFORMATION

39

E.

OFF-BALANCE SHEET ARRANGEMENTS

40

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

40

G.

SAFE HARBOR

40

    6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

40

A.

DIRECTORS AND SENIOR MANAGEMENT

40

B.

COMPENSATION

42

C.

BOARD PRACTICES

44

D.

EMPLOYEES

47

E.

SHARE OWNERSHIP

48

    7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

50

A.

MAJOR SHAREHOLDERS

50

B.

RELATED PARTY TRANSACTIONS

50

C.

INTERESTS OF EXPERTS AND COUNSEL

50

    8.   FINANCIAL INFORMATION

51

A.

CONSOLIDATED FINANCIAL STATEMENTS

51

    9. THE OFFER AND LISTING

89

    10.

ADDITIONAL INFORMATION

90

A.

SHARE CAPITAL

90

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

90

C.

MATERIAL CONTRACTS

92

D.

EXCHANGE CONTROLS

93

E.

TAXATION

93

F.

DIVIDENDS AND PAYING AGENTS

96

G.

STATEMENT BY EXPERTS

97

H.

DOCUMENTS ON DISPLAY

97

I.

SUBSIDIARY INFORMATION

97

    11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

97

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

97

RISKS ASSOCIATED WITH CURRENT MARKET CONDITIONS

98

    12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

98

PART II

99

    13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

99

    14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

99

    15.

CONTROLS AND PROCEDURES

99

    16A.

AUDIT COMMITTEE FINANCIAL EXPERT

100

    16B.  CODE OF ETHICS

100

    16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

100

    16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

101

    16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER

101

PART III

101

    17.

FINANCIAL STATEMENTS

101

    18.

FINANCIAL STATEMENTS

101

    19.

EXHIBITS

101

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in United States dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

PART I

1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.

KEY INFORMATION

A.

Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, or “Norsat”) for the last five fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information calculated in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for the last three fiscal years ended December 31, 2009, 2008, and 2007 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 - Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Information for the year ended December 31, 2006 and 2005 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars.

Reference is made to Note 25 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2009	2008	2007	2006	2005
Sales ($000’s)	21,165	18,057	16,451	13,448	14,953
Income (loss) from operations ($000’s)	2,986	2,200	1,385	(3,876)	(4,861)
Net Income (loss) ($000’s)	4,633	2,200	1,385	(3,833)	(4,861)
Earnings (loss) per share from operations – basic and diluted ($)	0.05	0.04	0.03	(0.08)	(0.11)
Earnings (loss) per share – basic and diluted ($)	0.08	0.04	0.02	(0.08)	(0.11)
Weighted average number of shares – basic (000s)	58,341	53,352	50,599	46,681	42,518
Weighted average number of shares – diluted (000s)	58,511	53,352	55,806	46,681	42,518
Dividends per share	-	-	-	-	-

As at December 31
Total assets ($000s)	18,684	13,327	9,528	8,427	9,049
Net assets ($000s)	13,605	8,604	5,797	3,074	3,056
Long-term debt (excluding current portion) ($000s)	-	-	-	-	1,726
Capital Stock ($000s)	37,402	37,825	35,343	35,009	31,983

Table 2:  Selected Financial Information according to US GAAP.

Year Ended December 31	2009	2008	2007	2006	2005
Sales ($000’s)	21,165	18,057	16,398	13,448	14,953
Income (loss) from operations ($000’s)	4,643	2,427	1,479	(3,514)	(4,266)
Net Income (loss) ($000’s)	4,643	2,427	1,479	(3,468)	(4,267)
Earnings (loss) per share from operations – basic and diluted ($)	0.08	0.05	0.03	(0.07)	(0.10)
Earnings (loss) per share – basic and diluted ($)	0.08	0.05	0.03	(0.07)	(0.10)
Weighted average number of shares – basic (000s)	58,341	53,352	50,599	46,681	42,518
Weighted average number of shares – diluted (000s)	58,511	53,352	55,806	46,681	42,518
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	18,684	13,297	9,528	8,424	9,034
Net assets ($000s)	13,605	8,574	5,797	3,007	2,772
Long-term debt (excluding current portion ($000s)	-	-	-	-	-
Capital Stock ($000s)	94,887	95,310	92,828	92,494	89,549

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations  Management believes that as a result of the recent turnaround,  the Company has sufficient resources to met operating requirements for the next year. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing. At December 31, 2009, the Company has accumulated a deficit of $27,889,983. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the fourth quarter of 2009. However, it cannot be used as an indication of the Company’s future performance.

The Company has no debt obligations at the end of December 31, 2009. The profitable results earned in the last three fiscal years have provided the Company with some impetus towards a strong financial foundation. Based on the current financial results, management is confident in the ability of the Company to continue as a going concern. However, the Company still has challenges with respect to unevenness of sales patterns attributable to military transactions.  This pattern combined with the current upheaval in the global economies makes it difficult to have absolute certainty about future cash flows.

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

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company recognizes the threats posed by the current credit crisis and global recession, but cannot guarantee that it will be able to successfully navigate through the current downturn. The current global economic deterioration has impacted companies across a wide spectrum of industries, and the satellite communications industry is not immune to the recessionary trends. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, the satellite products must meet the needs of the Company’s existing and potential customers and be competitively priced, additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to the success of the Company.

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the satellite communications industry. The satellite communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the satellite products must meet the needs of the Company’s existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company will not achieve profitability in the satellite communications industry and it may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership.

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

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds three patents (US Patents #  6,931,245 and 7,218,289; European Patent #1 184 930) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

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

The Company has had high employee turnover. In 2008, thirteen employees departed and were replaced. In 2009, twelve employees departed and were replaced. In addition, the Company added four employees to increase capacity in order to meet customer demand. High employee turnover affects knowledge retention, the effectiveness of processes, the value of existing intellectual property, and the ability to hire qualified candidates and maintain the healthy relationships with outside parties. The Company continues to evolve its hiring practices and is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover.

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

Some of the Company’s contracts require the Company to guarantee certain forms of price protection over an extended period of time. Failure to contain costs during the terms of these contracts may affect the Company’s profitability and liquidity. Failure to fulfil contractual obligations in this respect may result in penalties or the cancellation of such contracts.

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants, warrants to be issued, and the number of shares available for future issuance may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 Common Shares authorized, of which 53,634,305 were outstanding at December 31, 2009 and an additional 2,149,490 Common Shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued Common Shares. Any series of Preferred Stock, if and when established and issued, could also have rights superior to the Company’s Common Shares, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s international sales are denominated primarily in US dollars, Euros and UK pounds. While the Company expects its international revenues and expenses will continue to be denominated primarily in US dollars, a portion of its international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, the Company could experience and has experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

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

1984

The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

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

1997

The Federal Court of Appeal rules that the use of U.S. based DTH systems in Canada contravened the Radio communication Act. Aurora Distributing, a division of Diamond Pacific Inc., the Company’s consumer products subsidiary, withdrew from the U.S. based DTH receiving market after Norsat settled a lawsuit in which it was a distributor for those systems.

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

The Company introduced a compact IP encapsulator that enables the transport of Internet content at very high speeds (i.e. 200 Mbps) for both the satellite and cable markets.

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

2005

The Company launched the GLOBETrekker, a backpack able satellite terminal  initially capable of transmitting and receiving IP-based video and data content.

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

2009

The Company was awarded a contract to manage a Vessel Monitoring System (“VMS”) in Europe.

In July, 2009, the Company initiated a Normal Course Issuer Bid.

In December 2009, the Company signed an agreement to invest in an internet service provider in Malawi, Africa.

5.

Capital Expenditures -

During 2009, the Company made net purchases of property and equipment in the amounts of $377,029 primarily relating to the purchase of equipment for product development and test equipment. There are currently no major capital projects or divestitures in progress.

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

While Norsat’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs. Currently, approximately 40% of sales continue to be earned from the US military sector. As a result, sales can have significant swings from quarter to quarter due to the timing of orders from the US government.

The Company operates primarily through several business segments including Microwave Products, Satellite Systems, Wireless Networks and Maritime Products. The majority of revenues were derived from the Microwave Products and Satellite Systems businesses, while the other segments are new businesses for the Company.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	2009	2008	2007
Canada	$400,180	$597,728	$545,410
United States	15,420,071	12,577,704	10,894,516
Europe and other	5,344,271	4,881,404	5,011,095

	$21,164,522	$18,056,836	$16,450,661

Business Segments

Norsat currently operates two primary strategic business segments: Microwave Products and Satellite Systems.  While both business segments provide core elements of the satellite ground infrastructure, the characteristics and dynamics of the markets in which the two business segments operate are unique.  In 2009, the Company launched two new business units that serve as the platform for growth and diversification.  These two business segments are in Wireless Networks and Maritime satellite communications.

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

(c) Wireless Networks Segment

Market Profile

Norsat announced its entry into the wireless networking industry in 2008. The Wireless Networks segment develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPE) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at December 31, 2009, the Company has not recognized any revenues from wireless networks.

Competition

The sector is quite fractured and extremely competitive. The Company faces competition from Redline Communications Group Ltd. (TSX:RDL); Alvarion Ltd. (NASDAQ: ALVR) and Wi-LAN Inc. (TSX:WIN)

(d) Maritime Communications Segment

Market Profile

Norsat also announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company is exploring the different alternatives available to leverage its technology into this area.

Competition

The sector is well established and very competitive. The dominant player in this segment is SeaTel Maritime Communications, a division of Cobham PLC (LSE: COB).  In addition to SeaTel, other companies that have established a presence in this space include Orbit Communications Systems and KVH Industries (NASDAQ:KVHI).

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

3. Research and Development

Research and development activities and projects were focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 3.7% of its annual revenues net of any government contributions and allocated 20% of its staff towards research and development activities.

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

The Company has renewed interest in employing patent protection due to competition in its markets.  The Company has a patent portfolio of 3 patents.  Five patent applications were filed in 2007, three are pending. The Company does not believe that any single patent is material to our business as a whole.

C.

Organizational structure

As of December 31, 2009, the Company has seven wholly-owned and active subsidiaries. These are: Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England: Norsat International (America) Inc. incorporated and located in Annapolis, MD, United States of America; Norsat Korea Ltd. incorporated and located in Daejeon, South Korea; Norsat SA, incorporated in Lausanne, Switzerland; Norsat Italia, Srl incorporated and located in Rome, Italy; Bluemoon 4G Ltd. incorporated in Dublin, Ireland; and Norsat Capital Ltd, incorporated and located in Richmond, BC, Canada.

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa region.

The mandate of Norsat International (America) Inc. is to market and support satellite systems into certain government markets.

The mandate of Norsat Korea Ltd. is to perform supply chain management for vendors in Asia as well as perform sales and marketing functions in the Asian market.

On September 11, 2008 Norsat Italia, Srl was incorporated in Rome, Italy to support the Company’s thrust into the marine satellite business.

Norsat SA’s mandate is to concentrate on the Company’s sales and supply chain activities as well as provide a regional centre for the Company’s expanding level of activity in the European, Middle East and African markets.

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford the Company to offer more financing options on its products as well as select investments to benefit shareholder value. As at December 31, 2009, no transactions have been effected by Norsat Capital.

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

UNRESOLVED STAFF COMMENTS

Not applicable

5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating results

The following information should be read in conjunction with the Company’s 2009 consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 25 to the Company’s audited consolidated financial statements.  All amounts following are expressed in United States Dollars unless otherwise indicated.

The Company currently generates revenue from two business segments, Microwave Products and Satellite Systems as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these two business segments. Economic factors such as foreign exchange fluctuations, market prices of similar products and worldwide political environment may also play an important roll to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have materially affected, directly or indirectly the Company’s operations.

 Fiscal 2009 Compared to Fiscal 2008

	2009	2008
	$	$
Sales	21,165	18,057
Income(Loss) from operations before income taxes	2,986	2,200
Net Income (loss)	4,632	2,200
Earnings (loss) per share from operations – basic and diluted	.05	0.04
Earnings (loss) per share, – basic and diluted	.08	0.04
Total Assets	18,684	13,327
Long-term debt	nil	nil

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Income from operations before income taxes	829	238	643	1,276
Net Income	829	238	643	2,922
Earnings per share from operations – basic and diluted	0.02	0.00	0.01	0.02
Earnings per share – basic and diluted	0.02	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	54,313	59,384	59,332	59,062
Diluted	56,112	59,963	59,913	59,233

2008	$	$	$	$

Sales	2,929	3,960	4,888	6,280
Income from continuing operations	5	135	742	1,318
Net Income	5	135	742	1,318
Earnings per share from operations - Basic and diluted	0.00	0.00	0.01	0.02
Earnings per share – Basic and diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	51,911	53,668	53,698	54,117
Diluted	55,659	57,335	57,140	54,117

Results of Operations

Sales ($000’s)	Three Months Ended (2009) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
	$	$	$	$	$	$
Microwave Products	1,512	1,600	2,337	2,136	7,585	8,668
Satellite Systems	3,422	3,173	2,558	3,978	13,131	9,389
Maritime Systems	61	123	100	164	448	-
Total	4,995	4,896	4,995	6,278	21,164	18,057

Total sales for 2009 were $21.2 million, up from the $18.1 million sold in 2008. Fiscal 2009 saw sales grow by 17% over fiscal 2008.  The sales performance for the current year is the result of significantly improved satellite systems sales over the previous year. Sales to a number of new European militaries as well as from the backlog of satellite systems orders carried over from the end of 2008 resulted in the overall improvement in sales.

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

Sales from Microwave Products were $7.6 million, down 13% from the $8.7 million in sales recorded in 2008. On an YTD basis, Microwave product revenues were weak during the first half of the year as projects were deferred or postponed until the economic situation improves. Towards the latter part of 2008, a number of the Company’s resellers reported a softening of the market as end customers had elected to postpone or defer orders for microwave components due to market conditions. Sales in the first half of 2009 continued to be impacted by the global recessionary trends. The Company continues to be a prominent player in the Low Noise Blockdown Converter (LNB) market and will continue to maintain its market leadership position.

Sales of Satellite systems were $13.1 million, up 39%, compared to $9.4 million last year. The improvement is a continuation from last year’s efforts to increase penetration of the market and generate higher sales from the Company’s reseller channels. Sales to a number of new European militaries and completion of shipments against the $5.5 Million US Department of Defense order entered into in 2008 also provided a boost to current year sales.

Gross Margin	Three Months Ended (2009) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
Microwave	41%	42%	42%	46%	43%	43%
Satellite systems	53%	55%	54%	50%	53%	59%
Maritime systems	22%	22%	22%	114%	54%	-
Combined	49%	50%	48%	50%	50%	51%

The Company’s overall gross margin for 2009 was 50% compared to 51% in 2008.  Gross margins were down slightly from 2008, primarily due to product mix in the Satellite systems business unit. These are primarily the result of sales of lower margin products to Asia and some European customers.

The gross margin for Microwave Products remained constant at 43% in 2009 and 2008. While the global recessionary trends put some downward pressure on margins of the more commoditized items in the product portfolio; the Company continues to maintain market leadership through continually improving Microwave product offerings.

The gross profit margin for Satellite Systems decreased to 53% in 2009 compared to 59% in 2008 primarily due to the introduction of products at lower price points to penetrate more cost sensitive markets and capture market share from competitors.

Operating Costs ($000’s)	Three Months Ended (2009) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
	$	$	$	$	$	$
S G & A	1,407	1,400	1,429	1,830	6,065	6,254
Product development	305	162	171	136	775	800
Amortization	126	182	196	(173)	330	346
Other (Income) Expenses	214	474	17	79	357	(331)
Total Operating Costs	1,624	2,218	1,813	1,872	7,527	7,069

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

For the year ended December 31, 2009, total operating expenses were $7.5 million up from the $7.1 million in 2008.

Selling, general and administrative (SG&A) expenses decreased to $6.1 million in 2009 from $6.3 million in 2008. Selling, General and Administrative expenses in 2009 were lower as the Company continues to fine tune operating costs to maintain its competitive position. Throughout the year, the Company’s management team continues to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while still maintaining tight cost controls. The Company incurred additional costs related to the initiation of a more active corporate communications program, but these costs were offset by curtailments in other administrative areas.

Product development expenses remained constant at $0.8 million in 2009 compared to 2008. Product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment. This consistency in cost is a function of contributions from the SADI program. Without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership.

The expenses reported are net of government contributions of $1.3 million.  These contributions were from the Strategic Aerospace and Defense Initiative (SADI) program. The Company’s reported product development expenses without these reductions would have been $2.1 million. The Company continues to pursue a strategy of offloading non-core development expenses to strategic suppliers and partners.  The Company will continue to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2009 remained constant at $0.3 million compared to same period last year.

Other expenses in 2009 increased to $0.4 million compared to income of $0.3 million in 2008. The most significant item was the strengthening of the Canadian Dollar relative to the United States Dollar in the first six months of 2009 before the Company changed its functional currency from the Canadian Dollar to the United States Dollar effective July 1, 2009. In 2009, foreign exchange losses were $0.3 compared to a gain of $0.4 million in 2008, resulting in a net reduction of $0.7 million.

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2009) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
Earnings from operations before taxes	$829	$238	$643	$1,276	$2,986	$2,200
Net earnings per share, basic	$0.02	$0.00	$0.01	$0.02	$0.05	$0.04
and diluted before income taxes	$0.02	$0.00	$0.01	$0.02	$0.05	$0.04

Income from operations before taxes and other expenses were $3.0 million in 2009, compared to the $2.2 million profit in 2008. The improvement was mainly due to increased sales, while keeping tight controls over operating expenses.

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

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated; increases in the allowance may be made.

Inventories

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

VSOE is established on multi-element arrangements on extended warranty. Extended warranty of 1 to 3 years can be purchased separately by the customer.  Warranty revenue is recognized over the term of the warranty period subsequent to the expiry of the one year manufacturer’s warranty.

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

The Company early adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables” as at January 1, 2009. These changes are addressed under U.S. GAAP through Accounting Standards Update (ASU) 2009-13 “Multiple-Deliverable Revenue Arrangements. For revenue recognition on multi-element contracts entered into or materially modified on or after January 1, 2009, please refer to section 9.0 – “Changes in Accounting Policies including Initial Adoption”.

Government contribution

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Acquisition of Intangible Asset

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd. from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that had a customer relationship to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company acquired the customer relationship.

As per terms of the contract, the 5,000,000 shares were held in escrow until December 31, 2009. The counterparty had to meet certain performance milestones to receive the common shares. In the event that the milestones were not met, the counterparty had to pay a minimum order fee or the shares in escrow could be returned to Norsat to satisfy the minimum order fee.

As at December 31, 2009, Norsat had not received any purchase orders from the third party. The escrowed shares were returned to the Company on January 27, 2010.

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there was no material impact on the Company’s consolidated financial statements, except for reclassification of software to intangible assets.

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars. Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

Stock Based Compensation

Effective January 1, 2005, the Company adopted the new provision of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’, which requires companies to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all directors, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period. The Company reverses stock based compensation when options are forfeited before they vest. The Black-Scholes Option Pricing Model was used to determine fair value.

Prior to the adoption of the new standard, no compensation expense was recognized when stock options were issued to employees at the market value of the shares at the date of the grant. Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options was recorded as share capital.

Financial Instruments – Disclosures

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments – Disclosures” in order to harmonize Section 3862 with International Financial Reporting Standards Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value and expand disclosures about fair value measurements. According to Section 3862, an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level3). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009.

The adoption of the new standard does not impact the Company’s approach in fair value measurement as the Company doesn’t hold financial derivatives. The carrying value of the Company’s cash and cash equivalents is considered to be reasonable approximation of fair value due to the short-term nature of these instruments and are considered level 1 financial instruments according to section 3862.

Income Tax

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

Previously, all FIT assets for all entities were subject to a valuation allowance, as it was believed that it was not more likely than not that the FIT would be able to be utilized. In the current year, it has been determined that certain FIT assets of the parent company, Norsat International Inc., are more likely than not to be utilized.

Arrangements with Multiple Deliverables

EIC-175, “Arrangements with Multiple Deliverables”, was issued as on 24 December 2009 as a result of the release of EITF 08-1, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements will be required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

Previously, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative fair values.

Previously the relative allocation of arrangement consideration was based on fair value; the allocation arrangement consideration will now be based on a hierarchy of selling process:

Vendor specific objective evidence (VSOE) of selling price

If VSOE does not exist then third party evidence of selling price (TPE) is used

If neither VSOE nor TPE exist, then the seller’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

The Company decided to early adopt EIC 175 in the fourth quarter of 2009. Since the period of adoption is not the first reporting period in the Company’s fiscal year, EIC 175 is applied retroactively from January 1, 2009.

Adopting EIC 175 retroactively did not have any impact on the amount, pattern and timing of revenue recognized during 2009. There were no changes in the units of accounting. Prior to adopting EIC 175, the Company relied on the residual method to determine the selling price of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company establishes selling price using the relative selling price method on hardware products. The adoption of the provisions is expected to have no material effect on the Company’s financial statements in future periods.

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified subsequent to January 1, 2009:

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

the delivered item(s) has standalone value and

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based upon vendor specific objective evidence (“VSOE”), third party evidence or management’s best estimate, as appropriate.

Where previously there was objective and reliable evidence of fair value of the undelivered item, but no such evidence for the delivered item, the residual was assigned to the delivered item. In the Company’s case the delivered item was hardware. Subsequent to the adoption of EIC 175, the arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE would be nearly impossible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

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

On November 22, 2007, the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.  The loan was fully repaid on November 27, 2007

(refer to 5.B “Liquidity and capital resources”).

Recent Accounting Pronouncements

Financial Instruments – Recognition and Measurement

In April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In August 2009, the CICA made amendments to Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee issued a new abstract concerning the measurement of financial assets and financial liabilities, EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. There had been diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments. The EIC reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities. EIC-173 was effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of EIC-173 with retrospective application without restatement of prior periods. The Company adopted EIC-173 at the beginning of its current fiscal year. The implementation did not have a significant impact on the Company’s results of operations, financial position or disclosures.

Convergence with International Financial Reporting Standards

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

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases: (1) awareness and assessment; (2) design and (3) implementation. The Company completed its initial awareness and assessment phase during the third quarter of 2008, which involved a high level review of the major differences between Canadian GAAP and IFRS.  During the initial assessment, it was determined that the areas of accounting differences with the highest potential impact to the Company are accounting for property, plant and equipment, revenue recognition, as well as initial adoption of IFRS under the provisions of IFRS 1, First-Time Adoption of IFRS.

The Company is currently in the design phase of the project, and is nearing completion thereof. The design phase involves establishing issue-specific documentation in each of the identified risk areas. This task will be performed by key finance personnel in consultation with the Company’s external auditors and recommendations will be submitted to the Audit Committee for review and approval. The recommendations will include an analysis of the financial system and internal control impacts and development of significant accounting policies. As at December 31, 2009, the Company is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS” and expects to have IFRS compliant opening balance sheets in place shortly after the first quarter of 2010.

The implementation phase will involve the roll-out of the designed changes to be developed in the design phase. The implementation phase will result in the development of new accounting policies and procedures related to the changes, associated training for the staff and testing the effectiveness of the changes made to systems.  As part of the implementation phase, the Company is planning to run a parallel system in 2010 outside the main accounting system to facilitate compilation of comparative IFRS data for fiscal year 2010.

Recent U.S. GAAP Pronouncements

Transfers of Financial Assets and Variable Interest Entity Reporting

In June 2009, the FASB amended the guidance included in ASC 810 on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The new guidance will be effective January 1, 2010 for calendar year-end companies. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities included in ASC 810. The amendment was issued in response to perceived shortcomings in the consolidation model that were highlighted by recent market events, including concerns about the ability to structure transactions under the current guidance to avoid consolidation, balanced with the need for more relevant, timely, and reliable information about an enterprise’s involvement in a variable-interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The new guidance will be effective January 1, 2010 for calendar year-end companies. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets. The new guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

Recently Adopted U.S. GAAP Policies

On September 30, 2009 the FASB issued ASU 2009-12 to provide guidance on measuring the fair value of certain alternative investments. The ASU amends ASC 820 to offer investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share (NAV). The ASU is effective for the first reporting period ending after December 15, 2009; however, early adoption is permitted. The adoption of ASU 2009-12 did not have a material effect on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification™ (“Codification”). The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The content of the Codification carries the same level of authority, thereby modifying the previous GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption of the Codification did not result in a change in current accounting practice.

Effective January 1, 2009, the company adopted the amendments to FASB ASC 815 regarding disclosures about derivative instruments and hedging activities, which revised and expanded the disclosure requirements to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under U.S. GAAP, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The new requirements apply to derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under FASB ASC 815 and are effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of the amendments to FASB ASC 815 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the amended provisions of FASB ASC 810 related to noncontrolling interests in consolidated financial statements, which established accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The amendment clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The amended provisions are effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and have been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for all periods presented.  The adoption of the amendments to FASB ASC 810 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the revised provisions of FASB ASC 805 related to business combinations. The amended guidance establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. Information is required to be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an update to ASC 805 to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value can not be determined, companies should typically account for the acquired contingencies using existing guidance. The guidance is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the revised provisions of FASB ASC 805 effective January 1, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the updated provisions of FASB ASC 808 related to accounting for collaborative arrangements. The guidance defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. The updated guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the updated provisions of FASB ASC 260 related to the determination of whether instruments granted in share-based payment transactions are participating securities. This guidance was issued in order to address whether instruments granted in share-based payment transactions are considered participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The updated guidance is effective for fiscal years beginning after December 15, 2008 and for interim periods within such years. The adoption of this amendment did not have a material impact on the Company‘s consolidated financial statements.

In November 2008, the FASB updated ASC 323 to address certain matters associated with the accounting for equity method investments including initial recognition and measurement and subsequent measurement considerations. The guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity method investment, and shares subsequently issued by the equity method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. The amendments are effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The implementation of this guidance did not have a material impact on the Company’s consolidated results of operations or financial condition.

In April 2009, the FASB updated ASC 820 to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased; including guidance on identifying circumstances that indicate a transaction is not orderly. The updated guidance emphasizes that the objective of a fair value measurement remains the same even if there has been a significant decrease in the volume and level of activity for the asset or liability and amends certain reporting requirements for interim and annual periods related to disclosure of major security types and the inputs and valuation techniques used in determining fair value. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05 which amends ASC 820-10-35 to provide further guidance concerning the measurement of a liability at fair value when there is a lack of observable market information, particularly in relation to a liability whose transfer is contractually restricted. The amendment provides additional guidance on the use of an appropriate valuation technique that reflects the quoted price of an identical or similar liability when traded as an asset and clarifies the circumstances under which adjustments to such price may be required in estimating the fair value of the liability. The guidance provided in this update is effective for the first reporting period beginning after issuance, with early application permitted. The amendment was adopted for the annual reporting period ended December 31, 2009; however, it did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued ASU No. 2009-02 which updated ASC 320 to amend the existing other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The amendment shifts the focus from an entity’s intent to hold a debt security until recovery to its intent to sell and changes the amount of an other-than-temporary impairment loss recognized in earnings when the impairment is recorded because of a credit loss. It also expands disclosure requirements related to the types of securities held, the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings, and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an update to ASC 825, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, including significant assumptions used to estimate the fair value of financial instruments and changes in methods and significant assumptions, if any, during the period. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855 related to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the guidance is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements. In accordance with ASC 855, we have evaluated subsequent events through March 11, 2010, the date of issuance of the consolidated financial statements. All material subsequent events up to this date have been included in the financial statements.

In October 2009, the FASB issued ASU 200-13 related to Multiple-Deliverable Revenue Arrangements, which provides amendments to the criteria for separating consideration in multiple-deliverable arrangements. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early Adoption is permitted. The adoption of this amendment is expected to have no material effect on the Company’s financial statements in future periods.

In October 2009, the FASB issued ASU 200-14 related to Certain Revenue Arrangements that include Software Elements, which changes the accounting model for revenue arrangements that include both tangible products and software elements. The new guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early Adoption is permitted. The adoption of this amendment is expected to have no material effect on the Company’s financial statements in future periods.

Fiscal 2008 Compared to Fiscal 2007

Sales ($000’s)	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
	$	$	$	$	$	$
Microwave Products	1,974	2,103	2,263	2,329	8,668	9,111
Satellite Systems	955	1,857	2,626	3,951	9,389	7,340
Total	2,929	3,960	4,889	6,280	18,057	16,451

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

The gross profit margin for Satellite Systems increased marginally to 59% in 2008 compared to 57% in 2007. Although the Company saw increased raw material and subcomponent prices, these increases were offset by production efficiency gains attributable to higher volume production runs.

Operating Costs ($000’s)	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
	$	$	$	$	$	$
S G & A	1,303	1,527	1,468	1,955	6,253	5,331
Product development	185	225	83	306	799	726
Amortization	90	92	97	68	347	333
Other (Income) Expenses	(93)	(12)	(66)	(159)	(330)	767
Total Operating Costs	1,485	1,832	1,582	2,170	7,069	7,157

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

Earnings (loss) (in 000’s) except earnings per share	Three Months Ended (2008) (unaudited)				Year Ended (audited)
	Mar 31	Jun 30	Sep 30	Dec 31	2008	2007
Earnings from operations before taxes	$5	$135	$742	$1,318	$2,200	$1,385
Net earnings per share, basic	$0.00	$0.00	$0.01	$0.02	$0.04	$0.03
and diluted before income taxes	$0.00	$0.00	$0.01	$0.02	$0.04	$0.02

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

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at December 31, 2009 was $4.7 million, an increase of $3.7 million from $1.0 million as at December 31, 2008. The cash and cash equivalent balances are broken down as follows: $1.7 million in operating accounts and $3.0 million in a short term interest bearing deposit instrument with the Company’s banking institution. During 2009, cash generated by operations was $3.3 million. Financing activities generated net proceeds of $0.7 million during 2009 while investing activities consumed $0.4 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at December 31, 2009, working capital* increased to $12.0 million as compared to $8.5 million at the end of 2008. The Company’s commitment to achieving a more effective structure that began in October, 2006 is starting to pay off in today’s results.

Accounts receivable, was at $6.0 million as at December 31, 2009, down from the balance of $6.8 million as at December 31, 2008.

Accounts payable and accrued liabilities were $2.9 million, a decrease of $0.7 million, compared to $3.6 million as at December 31, 2008.

Inventory as at December 31, 2009 was $4.1 million, a decrease of $0.4 million, compared to $4.5 million as at December 31, 2008. The decrease in inventory resulted from improved sales in both the Microwave and Satellite Products segments. The Company continues to actively manage inventory levels and adjust for the sudden demand fluctuations due to the global recessionary patterns.

Shareholders’ equity, before income tax recovery of 1.6 million, increased to $12.0 million compared to $8.6 million at December 31, 2008.

At December 31, 2009, the Company has accumulated a deficit of $27,889,983. This includes income tax recovery of $1,646,373. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the fourth quarter of 2009. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver steady performance despite continuing uncertainty in the global economic environment.

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment transactions that would accelerate the company’s growth in the areas outlined above.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets

The Company’s capital resources as at December 31, 2009, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum. During the fiscal year 2009, the Company increased its secured operating line of credit from a financial institution to Cdn$1,000,000 or US$800,000 from Cdn$500,000 or US$400,000. As of December 31, 2009, the Company did not access its secured operating line of credit.

As at December 31, 2009, the Company did not have any material commitments for capital expenditures.

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

In 2008, the Company’s receipt of an award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research & development activities. The Cdn$5.97MM repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (SADI) program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation.

In 2009, the Company continues to develop products in all business lines and did not file any new patents.  The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grant awarded in 2008.

D.

Trend information

The Company believes that overall demand will continue to grow in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products and Maritime segments are more mature markets. Upon the global economy’s recovery from the current recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables is generated from various military customers and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and steady manner.

E.

Off-balance sheet arrangements

Not applicable.

F.

Tabular disclosure of contractual obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2007 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
	$	$	$	$
Inventory purchase obligation	3,112,142			
Operating lease obligations	492,584	535,034	32,113	
Total	3,604,726	535,034	32,113	

Rent expense for the Company was approximately $502,000 (2007 - $447,000; 2007 - $411,000).

In the normal course of operations the Company enters into purchase commitments. The Company has accrued for estimated losses, if any, when determinable, including losses on disputed purchase commitments with suppliers. Included in 2009 commitments are inventory and material purchases of $3.1 million.

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

Dr. Amiee Chan

Director, President and Chief Executive Officer

Dr. Amiee Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company.

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

Senior Management

Dr. Amiee Chan, Executive Officer

President and Chief Executive Officer

Dr. Amiee Chan was appointed as the President and CEO, on September 8, 2006. Amiee Chan was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat from April 1998 to May 2002. Dr. Chan has been with the Company for fifteen years. She rejoined the Company in April 2004 as VP of Operations. Dr. Chan holds an MBA, PhD in Electrical Engineering and a BASc in Electrical Engineering. Dr. Chan is an innovator and leading authority in her field with a number of credited publications and patents. She also has extensive experience in strategic planning and budgeting, product development, technology commercialization and product portfolio management.

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

Eugene Syho, Executive Officer

Chief Financial officer and Corporate Secretary

Mr. Syho was appointed as Chief Financial Officer on January 21, 2008. Prior to joining Norsat, Mr. Syho was the Director of Finance and CFO of Stylus Limited Partnership, one of six businesses included in TSX-listed Terravest Income Fund’s portfolio of companies; and in controllership roles at Specialty Building Products, a subsidiary of Masonite, Inc. and at International Forest Products. Mr. Syho has a Certified Management Accountant designation, holds an Executive Masters in Business Administration and a Bachelor of Science. Mr. Syho reports to Dr. Chan.

B.

Compensation

Compensation of Directors

All compensation paid to the Board of Directors is in Canadian Dollars and reported below in Canadian Dollars.

The following table is the directors’ fee structure for the fiscal year ended December 31, 2009:

2009
Chairman of Board of Directors	$30,000
Chairman of Audit Committee	$25,000
Other Board Members	$20,000

An additional fee of $500 is paid to each director for each directors meeting attended.

During the Company’s fiscal year ended December 31, 2009, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was Canadian $66,125.

All compensation paid to the Board of Directors is reported below in Canadian Dollars.

The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2009 by each director:

Name	Total Compensation ($)	Directors Fees ($)	Benefits	Securities under Options Granted
Ugo Doninelli	27,625	27,625	Nil	335,000
Joseph Caprio	17,625	17,625	Nil	140,000
James Sharpe	20,875	20,875	Nil	140,000

                 NOTES

Compensation of Officers

Compensation paid to the Company’s officers is in Canadian Dollars with the exception of Mr. Randy Witten, who was paid in United States Dollars.

During the Company’s fiscal year ended December 31, 2009, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its executive officers, all of whose financial statements are consolidated with those of the Company, was $517,762.

The following table sets forth all annual and long term compensation granted by the Company and its subsidiaries for the year ended December 31, 2009, 2008 and 2007 to each member of senior management:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (1) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Dr. Amiee Chan President and Chief Executive Officer (Former Chief Operating Officer)	2009	160,000	126,656	6,000	40,000	N/A	N/A	20,975
	2008	160,000	152,310	6,000	40,000	N/A	N/A	15,616
	2007	160,000	N/A	6,000	N/A	N/A	N/A	8,000
Eugene Syho (4) Chief Financial Officer and Corporate Secretary	2009	135,000	47,496	6,000	20,000	N/A	N/A	15,635
	2008	112,365	N/A	6,000	100,000	N/A	N/A	5,618
William R. Witten (2),(5) Vice President, Sales	2009	N/A	N/A	N/A	N/A	N/A	N/A	165,395 (7)
	2008	165,230	88,881	5,064(6)	15,000	N/A	N/A	68,500
	2007	166,889	N/A	6,460	N/A	N/A	N/A	62,730
Pervez Siddiqui Vice President, Marketing (5)	2009	N/A	N/A	N/A	N/A	N/A	N/A	78,125 (6)
	2008	125,000	52,357	4,750(6)	15,000	N/A	N/A	7,566
	2007	110,000	N/A	6,000	N/A	N/A	N/A	5,500
Cathy Zhai (3) Former Chief Financial Officer and Corporate Secretary	2007	61,385	N/A	3,095	100,000	N/A	N/A	3.092

NOTES:

(1)

Car allowance unless otherwise stated

(2)

Included in Mr. William Witten’s other compensation was commission paid out through the year.

(3)

Ms. Zhai resigned on June 27, 2007.

(4)

Mr. Eugene Syho joined the company on January 21, 2008.

(5)

Messrs. Witten and Siddiqui were terminated from the Company on October 15, 2008. These amounts reflect payments up to the date of termination.

(6)

The Other Compensation amounts reflect severance payments.

(7)

The Other Compensation amounts reflect severance payments and commissions

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2006 was Canadian $5,000,000 which was reduced to Canadian $3,000,000 effective on May 1, 2007. Total premiums paid in Canadian dollars amounted to $52,200 in 2008 and $58,580 in 2007. On May 1, 2009, Directors’ and Officers’ liability insurance coverage was changed to US$3,000,000. Total premiums paid amounted to US$43,943

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting.  The current directors have served as such as follows:  Mr. Doninelli since May 1988; Messrs. Sharpe, Caprio and Hoyle since May 2005; Dr. Chan since August 2009. Mr. Hoyle subsequently resigned on October 15, 2008.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has one standing committees being the Audit Committee.

Audit Committee

The Company’s Audit Committee is comprised of all members of the Board namely: Messrs. Sharpe (Chair), Caprio, and Doninelli, (each of whom is independent and an “unrelated” director) and Dr. Chan.  Each member of the Audit Committee considers himself/herself financially literate and capable of reading and understanding financial statements, and Mr. Sharpe has an accounting degree and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2009, the Audit Committee met four times to carry out its responsibilities.

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

On September 22, 2005, Ernst & Young LLP was appointed as the auditor of the Company for the fiscal year ending December 31, 2005. Ernst & Young continued as the Company’s auditor for the fiscal years ended December 31, 2006, 2007, 2008 and 2009.

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

Taking all of these reviews and discussions into account, the Audit Committee recommended to the Board of Directors that the Board approve the inclusion of the Company’s audited financial statements in the Company’s annual report for the fiscal year ended December 31, 2009.

Compensation Objectives

In January 2004, the Company introduced a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual incentive compensation and long term equity participation through its Stock Option Plan. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

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

As a result of profits in 2007, corporate bonuses of $293,548 for executives that was accrued for in 2007 and were paid out on February 28, 2008

As a result of profits in 2008, corporate bonuses of $174,152 for executives that was accrued for in 2008 and were paid out on February 27, 2009

As a result of profits in 2009, corporate bonuses of $273,119 for executives that was accrued for in 2009 and were paid out on February 26, 2010

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

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually and approved by the Board of Directors. On October 5, 2006, the Board of Directors reviewed and approved the newly appointed executives’ compensation packages for 2007.  On December 9, 2007, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2008. On November 8, 2008, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2009.

D.

Employees

The Company continued to focus on improving employee productivity by streamlining internal processes. An Employee Share Ownership Program (ESOP) was introduced in December 2006 to allow employees to share in the wealth they help create.  The Company believes that the ESOP improves competitiveness in that it increases productivity and that it maximizes human potential by instilling a sense of ownership.

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

In 2009, the Company continued to increase resources in two key areas – Research and Development and Production.  These additions enabled the Company to continue to meet customer demand on a timely basis.

The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2009	December 31, 2008	December 31, 2007
Senior Management	2	2	3
Research and Development	14	13	9
Sales and Marketing	11	11	9
Finance	5	5	5
Other Administration	2	2	4
Production and Logistics	21	18	15
Total	55	51	45

The following table shows the number of employees by geographical location at the end of each period:

	Canada	United States	Other	Total
2009	45	3	7	55
2008	42	2	7	51
2007	40	3	2	45

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.

Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2009:

Name, Position, Country of residence	Number of common shares owned (1) and (3)	As a % of outstanding common shares	Number of common share purchase warrants owned
Ugo A. Doninelli(2) (Chairman) Switzerland	2,135,903 (2)	3.98%	75,164
James Sharpe (Vice Chairman) USA	36,663	0.07%	18,331
Joseph Caprio (Director) USA	61,250	0.11%	25,000
Amiee Chan (President and CEO) Canada	300,000	0.60%	112,500
Eugene Syho (Chief Financial Officer) Canada	nil	nil	nil

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

On March 11, 2009, the Board of Directors approved additional stock options for award to all employees and board members. The additional options were awarded to individuals that were part of the Company in 2008 and still currently at Norsat with the strike price to be April 1, 2009. The additional awards are 20% of the initial option awards per the compensation policy of the Company. The following table sets forth details of the stock option awards to the Directors and Executive Officers of the Company.

Name	Options Awarded
Ugo Doninelli	30,000
James Sharpe	20,000
Joseph Caprio	20,000
Amiee Chan	40,000
Eugene Syho	20,000

The following table sets forth details of all exercises of stock options during the year ended December 31, 2009 by the Directors and Executive Officers of the Company and the fiscal year-end value of in-the-money unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(3) Exercisable/ Unexercisable
Ugo Doninelli	Nil	Nil	275,000 / 60,000	Nil / Nil
James Sharpe	Nil	Nil	100,000 / 40,000	Nil / Nil
Joseph Caprio	Nil	Nil	100,000 / 40,000	Nil / Nil
Amiee Chan	75,000	$3,750	215,000/80,000	Nil / Nil
Eugene Syho	Nil	Nil	Nil/120,000	Nil / Nil
Christopher Hoyle (4)	Nil	Nil	Nil / Nil	Nil / Nil
William R. Witten (4)	Nil	Nil	Nil / Nil	Nil / Nil
Pervez Siddiqui (4)	Nil	Nil	Nil / Nil	Nil / Nil

NOTES:

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on the date(s) of exercise, less the exercise price of the stock option(s).

(3)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2009, less the exercise price of in-the-money stock options.

(4)

Messrs. Hoyle, Witten and Siddiqui left the company on October 15, 2008, the provisions of the Stock Option Plan allow individuals who leave the Company to exercise vested options within 30 days. Any options not exercised will expire.

7.

Major Shareholders and Related Party Transactions

A.

Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 53,634,305 common shares were issued and outstanding as at December 31, 2009. There were 108 holders in the U.S. with holdings of 9,849,566 common shares as at February 28, 2010.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.

Related party transactions

 Reference is made under “Item 8 Financial Information”, specifically note 23.

C.

Interests of experts and counsel

 Not Applicable.

8.   FINANCIAL INFORMATION

A.

Consolidated Financial Statements

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements

Years Ended December 31, 2009, 2008 and 2007

(Expressed in US dollars)

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

Report of Independent Auditors

To the Shareholders of
Norsat International Inc.

We have audited the consolidated balance sheets of **Norsat International Inc.** as at December 31, 2009 and 2008, and the consolidated statements of earnings, deficit, and comprehensive income and consolidated statements of cash flows for each of the years in the three year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008, and the results of its earnings, deficit, and comprehensive income and its cash flows for each of the years in the three year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles, which differ in certain respects from United States generally accepted accounting principles (see Note 25 to the consolidated financial statements).

As discussed in Note 3 to the consolidated financial statements, during 2008, the Company changed its accounting for inventories. In addition, also discussed in Note 3, during 2009, the Company changed its accounting for revenue recognition.

Ernst & Young LLP

Vancouver, Canada
March 11, 2010

Ernst & Young LLP
Chartered Accountants

Norsat International Inc.

Consolidated Balance Sheets

(Expressed in US Dollars)

December 31, 2009		December 31, 2008
ASSETS				
Current assets:				
Cash and cash equivalents (note 2e)	$	4,714,644	$	983,062
Short term investments (note 6)		36,932		31,391
Accounts receivable, net (notes 7 and 22)		5,970,127		6,807,386
Inventories (note 8)		4,077,898		4,497,415
Prepaid expenses and other		1,147,159		271,735
Future income tax asset - short term (note 16)		235,920		-
Total current assets		16,182,680		12,590,989
Long-term prepaid expenses and other		9,340		8,210
Property and equipment, net (note 9)		659,781		545,763
Intangible asset, net (note 10)		94,176		182,023
Future income tax asset - long term (note 16)		1,737,748		-
Total assets	$	18,683,725	$	13,326,985
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	1,396,106	$	1,843,878
Accrued liabilities		1,551,339		1,799,113
Deferred revenue		1,178,868		457,007
Future income tax liability - short term (note 16)		2,163		-
Total current liabilities		4,128,476		4,099,998
Long-term deferred revenue		625,075		622,552
Future income tax liability - long term (note 16)		325,132		-
Total liabilities		5,078,683		4,722,550
Shareholders' equity:				
Share capital (note 13a and 13b)		37,401,639		37,825,476
Contributed surplus (note 13e)		3,693,849		3,522,738
Accumulated other comprehensive income (loss) (note 12)		399,537		(229,210)
Deficit		(27,889,983)		(32,514,569)
Total shareholders' equity		13,605,042		8,604,435
Total liabilities and shareholders' equity	$	18,683,725	$	13,326,985

Commitments and Contingencies (note 20)

See accompanying notes to consolidated financial statements.

On behalf of the Board

“Ugo A. Doninelli”                                                                  “James Sharpe”

Ugo A. Doninelli

James Sharpe

Norsat International Inc.

Consolidated Statements of Earnings, Deficit and Comprehensive Income

(Expressed in US Dollars)

2009	2008	2007
Sales (note 17)	$ 21,164,522	$ 18,056,836	$ 16,450,661
Cost of sales (excluding amortization of $330,163)	10,650,278	8,787,621	7,908,583
	10,514,244	9,269,215	8,542,078
Expenses:			
Selling, general and administrative	6,065,482	6,253,673	5,330,699
Product development, net (note 22)	774,860	799,968	726,377
Amortization	330,163	346,621	332,535
	7,170,505	7,400,262	6,389,611
Income for the period before other (income) expense and income tax recovery	3,343,739	1,868,953	2,152,467
Other (income) expense (note 14)	357,405	(330,808)	767,113
Income before income tax recovery	2,986,334	2,199,761	1,385,354
Future income tax recovery (note 16)	(1,646,373)	-	-
Net income for the period	4,632,707	2,199,761	1,385,354
Deficit, beginning of period	(32,514,569)	(34,999,726)	(36,385,080)
Transitional adjustment on adoption of accounting policy (note 3)	-	285,396	-
Shares repurchased (note 13b(i))	(8,121)	-	-
Deficit, end of period	$ (27,889,983)	$ (32,514,569)	$ (34,999,726)
Net income for the period	$ 4,632,707	$ 2,199,761	$ 1,385,354
Other comprehensive income (loss):			
Currency translation adjustment	628,747	(1,536,010)	781,331
Comprehensive income for the period	$ 5,261,454	$ 663,751	$ 2,166,685
Net earnings per share - basic (note 15)	$ 0.08	$ 0.04	$ 0.03
Net earnings per share - diluted (note 15)	$ 0.08	$ 0.04	$ 0.02
Weighted average number of shares outstanding			
Basic (notes 2v and 15)	58,340,900	53,351,652	50,599,499
Diluted (notes 2v and 15)	58,511,467	53,351,652	55,805,936

See accompanying notes to consolidated financial statements.

Norsat International Inc.

Consolidated Statements of Cash Flows

(Expressed in US Dollars)

Norsat International Inc.

1.  Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

2. Significant Accounting Policies

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which materially conform to those established in the United States, except as explained in note 25.

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., Norsat International (United Kingdom) Ltd., Norsat Korea Ltd., Norsat Capital (formerly 0841954 BC Ltd.), Bluemoon 4G Ltd., Norsat S.A. and its wholly owned subsidiary Norsat Italia SRL. All material inter-company balances and transactions have been eliminated.

b)

Use of Estimates

The preparation of consolidated financial statements requires the Company’s management to make estimates and assumptions that affect amounts reported in the financial statements and notes thereto.  Significant areas requiring the use of management estimates relate to the determination of the net recoverable value of assets, including inventory obsolescence provisions, allowance for doubtful accounts, asset impairment, valuation of future income tax assets, useful lives for depreciation and amortization, stock based compensation, selling prices, fair value of revenues and provisions for warranties.  Actual amounts may ultimately differ from these estimates.

c)

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the United States dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, are translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates.  Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, will only have limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars.

Prior to July 1, 2009, the Company’s functional currency was the Canadian dollar and the reporting currency the United States dollar. Foreign currency transactions entered into directly by the Company, and the accounts of the integrated foreign subsidiary operations, were translated using the temporal method.  Under this method, monetary assets and liabilities are translated at year-end exchange rates and other balance sheet items are translated at historical exchange rates. Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using weighted average exchange rates.

Effective July 1, 2009 the Company’s functional and reporting currency is the United States dollar. This results in all foreign currency impacts of holding non-US dollar denominated financial assets and liabilities being recorded through the statement of earnings rather than being included in translation gains and losses deferred in accumulated other comprehensive income (“AOCI”). The Company accounted for this change prospectively and any amounts that had been previously deferred in AOCI continue to be included in AOCI unless there is a realized reduction in the net investment in its operations. The translated amounts on June 30, 2009 became the historical basis for all balance sheet items as at July 1, 2009, except for shareholders’ equity which continues to be carried at historical cost.

d)

Stock-Based Compensation

The Company follows the recommendations of CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to an incentive share option plan described in note 13(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense. The Company reverses stock based compensation when options are being forfeited before they vest.

e)

Cash Equivalents

Cash equivalents consist of short term, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash. All highly liquid investments with a maturity of 90 days or less when acquired are classified as cash equivalents.

f)

Short-Term Investments

Included in short-term investments are restricted securities typically with terms of maturity of three months or more, but one year or less when acquired.  See note 6.

g)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated; increases in the allowance may be made. See note 7.

h)

Prepaid Expenses and Other

Included in prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

i)

Long-Term Prepaid Expenses and Other

Included in long-term prepaid expenses and other are other deposits of greater than one year.

j)

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

k)

Property and Equipment

Property and equipment are stated at cost less applicable tax credits and government assistance.  Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Equipment	3 to 5 years
Furniture and Fixtures	5 to 10 years

Leasehold improvements are amortized over the shorter of the term of the lease or their estimated useful lives.

Property and equipment are assessed for future recoverability when events or circumstances indicate that they might be impaired.  When the net carrying amount of a capital asset exceeds its estimated net recoverable amount determined using undiscounted cash flows, the asset is written down to its fair value with a charge to income.

l)

Intangible Assets

The Company follows the recommendations of CICA section 3064 “Goodwill and Intangible Assets” for recognition, measurement, presentation and disclosure of intangible assets. An intangible asset meets the identification criterion when it is separable or arises from contractual or other legal rights, regardless of whether those rights are transferable or separable. The Company recognizes an intangible if and only if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably. Intangible assets are initially measured at cost which comprises of its purchase price, including duties, taxes, legal costs, professional fees and any directly attributable cost of preparing the asset for its intended use. A recognized intangible asset is amortized over its estimated useful life on a straight line basis unless the life is determined to be indefinite. The estimate of the useful life of an intangible asset is based on an analysis of all facts, in particular, the expected use of the asset by the Company and any legal or contractual provisions that may limit the useful life. Acquired software licenses are amortized over 1 to 3 years on a straight line basis.

The amortization method and estimate of useful life of an intangible asset is reviewed annually. An intangible asset that is subject to amortization is tested for impairment according to section 3063 “Impairment of Long-Lived Assets” which states that an impairment loss is recognized when the carrying amount of the long lived asset is not recoverable and exceeds its fair value. The test for recoverability is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Intangible assets which have indefinite lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment loss is the amount by which the carrying amount exceeds the fair value. If the fair value subsequently increases, the impairment loss for an intangible asset is not reversed.

m)

Deferred Revenue

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected as deferred revenue (revenue that can be recognized in one year or less).  Included in deferred revenue are amounts related to installation, training, extended warranty, and post contract support associated with the sale of the Company’s products.

n)

Long-term Deferred Revenue

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term revenue are extended warranty and other services provided by the Company to its customers.

o)

Comprehensive Income

Comprehensive income is comprised of net income for the period and currency translation adjustment until July 1, 2009. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of the Company’s functional currency to its reporting currency until July 1, 2009. See note 12.

p)

Equity

The Company has presented separately the equity components and changes in equity arising from: (i) net income; (ii) other comprehensive income; (iii) other changes in retained earnings; (iv) changes in share capital; and, (v) changes in contributed surplus.

q)

Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, operating line of credit (when used), accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading. Accounts receivable and government receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other liabilities. The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity or their ability for liquidation at comparable amounts. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities. See note 5.

r)

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

VSOE is established on multi-element arrangements on extended warranty. Extended warranty of 1 to 3 years can be purchased separately by the customer.  Warranty revenue is recognized over the term of the warranty period subsequent to the expiry of the one year manufacturer’s warranty.

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

The Company early adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables” as at January 1, 2009. For revenue recognition on multi-element contracts entered into or materially modified on or after January 1, 2009, please refer to note 3 – “Changes in Accounting Policies”.

s)

Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2009, 2008 and 2007, all development costs have been expensed.

t)

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment.

u)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications except to the extent that they cannot be offset due to different tax jurisdictions.

Previously, all FIT assets for all entities were subject to a valuation allowance, as it was believed that it was not more likely than not that the FIT would be able to be utilized. In the current year, it has been determined that certain FIT assets of the parent company, Norsat International Inc., are more likely than not to be utilized.

v)

Net Earnings Per Share

Basic net earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period and the proceeds to be received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

w)

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

Accordingly the Company is in the process of putting measures into place to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee. Additional resources will be engaged to ensure the timely conversion to IFRS. As at December 31, 2009, the Company has completed an IFRS diagnostic, is in the process of finalizing the elections under IFRS 1 “First Time Adoption to IFRS”, is in the process of determining accounting policies choices and procedures, IT and data systems, internal control over financial reporting, and training of its employees impacted in the IFRS conversion. The Company is planning to have an IFRS compliant opening balance sheet in place shortly after the first quarter of 2010. In order to compile comparative IFRS data for fiscal year 2010, the Company is planning to run a parallel system in 2010 outside the main accounting system.

CICA 3855 - “Financial Instruments – Recognition and Measurement”

In April 2009, the CICA amended Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding the application of the effective interest method to previously impaired financial assets and embedded prepayment options. The amendments are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company will adopt the amendments to Section 3855 in its 2011 fiscal year. The amendments are not expected to have a significant impact on the Company’s accounting for its financial instruments.

In August 2009, the CICA made amendments to Section 3855, “Financial Instruments – Recognition and Measurement”, adding and amending paragraphs regarding financial asset measurement categories and impairment as well as providing specific transitional guidance. The Company is currently assessing the impact of the amendments but does not expect them to have a significant impact on the Company’s accounting for its financial instruments.

EIC-173 - “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”

In January 2009, the Emerging Issues Committee issued a new abstract concerning the measurement of financial assets and financial liabilities, EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. There had been diversity in practice as to whether an entity’s own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial instruments. The EIC reached a consensus that these risks should be taken into account in the measurement of financial assets and financial liabilities. EIC-173 was effective for all financial assets and financial liabilities measured at fair value in interim and annual financial statements issued for periods ending on or after the date of issuance of EIC-173 with retrospective application without restatement of prior periods. The Company adopted EIC-173 at the beginning of its current fiscal year. The implementation did not have a significant impact on the Company’s results of operations, financial position or disclosures.

3. Changes in Accounting Policies

CICA 3064 – “Goodwill and Intangible Assets”

On January 1, 2009, the Company adopted CICA Section 3064 – “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Other Intangible Assets” and Section 3450 – “Research and Development Costs”.  The new section provides guidance on the recognition of assets based on asset recognition criteria rather than matching of revenues and expenses.  As a result of adopting this section, there was no material impact on the Company’s consolidated financial statements, except for reclassification of software to intangible assets.

CICA 3862 – “Financial Instruments – Disclosures”

In June 2009, the Canadian Accounting Standards Board issued an amendment to CICA Section 3862, “Financial Instruments – Disclosures” in order to harmonize Section 3862 with International Financial Reporting Standards Section 7 – Disclosures (“IFRS 7”). The purpose was to establish a framework for measuring fair value and expand disclosures about fair value measurements. According to Section 3862, an entity shall classify fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy shall have the following levels: (a) quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1); (b) inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and (c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3). These standards apply to interim and annual consolidated financial statements relating to fiscal years ending after September 30, 2009. The adoption of these amendments did not impact the Company’s approach in fair value measurement. The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments and are considered level 3 financial instruments according to section 3862.

CICA 3031 – “Inventories”

On January 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

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

EIC-175 - “Arrangements with Multiple Deliverables”

EIC-175, “Arrangements with Multiple Deliverables”, was issued on 24 December 2009 as a result of the release of EITF 08-1, “Revenue Arrangements with Multiple Deliverables”. EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements will be required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

The criteria for identifying all deliverables in a multiple-element arrangement that represent separate units of accounting have been simplified. Entities are no longer required to have objective and reliable evidence of fair value of the undelivered item for a deliverable to qualify as a separate unit of accounting. The two criterion that remain are (1) the delivered item(s) has standalone value and (2) when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the seller.

Previously, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative fair values.

Previously the relative allocation of arrangement consideration was based on fair value; the allocation arrangement consideration will now be based on a hierarchy of selling process:

➢

Vendor specific objective evidence (“VSOE”) of selling price

➢

If VSOE does not exist then third party evidence of selling price (“TPE”) is used

➢

If neither VSOE nor TPE exist, then the seller’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

The Company decided to early adopt EIC 175 in the fourth quarter of 2009. Since the period of adoption is not the first reporting period in the Company’s fiscal year, EIC 175 is applied retroactively from January 1, 2009.

Prior to adopting EIC 175, the Company relied on the residual method to determine the fair value of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company now establishes selling price using the relative selling price method. Adopting EIC 175 did not have any impact on the amount, pattern and timing of revenue recognized during 2009 as the Company does not offer a discount on bundled elements within multi-element arrangements. Further, there were no changes in the units of accounting due to the adoption of EIC 175. For all previously reported interim periods in 2009, there was no impact on revenue, income before income taxes, net income and earnings per share The adoption of the provisions of EIC 175 is not expected to have a material effect on the Company’s financial statements in future periods.

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified subsequent to January 1, 2009:

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Under EIC-175, “Arrangements with Multiple Deliverables”, which the Company early adopted effective January 1, 2009, multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based upon vendor specific objective evidence (“VSOE”), third party evidence or management’s best estimate, as appropriate.

Where previously there was objective and reliable evidence of fair value of the undelivered item, but no such evidence for the delivered item, the residual was assigned to the delivered item. In the Company’s case the delivered item was hardware. Subsequent to the adoption of EIC 175, the arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE would be nearly impossible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

4.

Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the consolidated balance sheet in the shareholders’ equity section and the operating line (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2009 shareholder’s equity was $13,605,042.

To manage the Company’s capital requirements the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (note 11).

During September 2008, the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

For the twelve months ended December 31, 2009, there were no changes in the Company's approach to capital management.

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at December 31, 2009, the Company’s working capital ratio was 3.92:1 and the debt to tangible net worth ratio was 0.37:1. For the year ended December 31, 2009, the Company has met all of its externally imposed capital requirements. As at December 31, 2009, there were no amounts drawn.

5.

Financial Instruments

Financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans & receivables, available-for-sale financial assets and other financial liabilities.

Financial assets are cash and cash equivalents, short-term investments, and accounts receivable.  Financial liabilities include accounts payable and accrued liabilities.

The Company has classified its cash and cash equivalents and short term investments as held-for-trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost. Accounts payable, accrued liabilities, and operating line of credit are classified as other liabilities, measured at amortized cost.

Fair value measurement

The carrying value of the Company’s financial assets and liabilities is considered to be reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short term investments are considered level 1 financial assets whose fair values are determined by reference to quoted prices in active markets for identical assets and liabilities.

The carrying values and fair values of financial assets and liabilities as at December 31, 2009 and December 31, 2008 are summarized as follows:

In thousands of dollars	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$ 4,752	$ 4,752	$ 1,014	$ 1,014
Loans and receivables	$ 5,970	$ 5,970	$ 6,807	$ 6,807
Held-to-maturity investments	$ -	$ -	$ -	$ -
Other liabilities	$ 2,947	$ 2,947	$ 3,643	$ 3,643

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer.  Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at December 31, 2009, the balance of the allowance for doubtful accounts was $52,236 (2008 - $37,963). Pursuant to their respective terms, accounts receivable was aged as follows as at December 31, 2009 and December 31, 2008:

(in thousands of dollars)	December 31, 2009	December 31, 2008
Current	$ 4,053	$ 3,359
0-30 days overdue	956	1,641
31-60 days overdue	480	238
61-90 days overdue	255	1,271
Over 90 days overdue	226	298
Total accounts receivable	$ 5,970	$ 6,807

While there is a possibility of increased customer credit risk due to the current global credit crisis and recessionary trends, the exposure to the Company was minimal at the end of December 31, 2009 due to the composition of the Company’s customer base.  As at December 31, 2009, the Company’s trade accounts receivable are made up of approximately 58% government receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value is $4,714,644, representing the maximum exposure to credit risk of these financial assets. Approximately 91% of the Company’s cash and cash equivalents at December 31, 2009 were held by one financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and /or United States dollars to meet short-term financing obligations.

As at December 31, 2009, the Company had cash and cash equivalents of $4,714,644, short term investments of $36,932 and accounts receivable of $5,970,127 for a total of $10,721,703 which will cover its short-term financial obligations from its accounts payable of $1,396,106 and accrued liabilities of $1,551,339 for a total of $2,947,445.

Currency risk

Currency risk is arises because of fluctuations in exchange rates.

Subsequent to the change in functional currency from the Canadian dollar to the United States dollar effective July 1, 2009, the Company is exposed to foreign currency exchange risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar.  The total exposure in Canadian dollars is approximately Cdn$8 million in expenses per year. To a lesser extent, the Company is also exposed to foreign exchange fluctuations in the British Pound (GBP) and the Euro. The total exposure in GBP is approximately GBP 200,000 in expenses per year. The total exposure in Euros is approximately Euro 800,000 in expenses per year.

The Company manages foreign currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities.

6.

Short-term Investments

As at December 31, 2009, included in short-term investments is a 1 year $36,392 (Cdn$38,814) (2008 – $31,391 (Cdn$38,235) Guaranteed Investment Certificate (GIC) maturing on February 10, 2010.

7.

Allowance for Doubtful Accounts

	2009	2008
Gross accounts receivable, beginning of year	$6,845,349	$3,476,736
Increase (decrease) in accounts receivable	(822,986)	3,368,613
Gross accounts receivable balance, end of year (a)	$6,022,363	$6,845,349

As at December 31, 2009 total accounts receivable is $5,970,127.  The amount consists of trade accounts receivable is $5,085,680, VAT and GST, $224,005; government contributions, $599,445; and other accounts receivable, $60,997.

As at December 31, 2008 total accounts receivable was $6,807,386.  The amount consists of trade accounts of $6,105,370; VAT and GST receivable, $197,242; government contributions, $492,600; and other accounts receivable, $12,174.

Accounts receivable are disclosed net of allowance for doubtful accounts (“allowance”).  Changes in the allowance for each of the periods presented are as follows:

	2009	2008
Allowance balance, beginning of year	$37,963	$44,686
Bad debt write off	32,377	15,301
Recovery	(18,104)	(22,024)
Allowance balance, end of year (b)	$52,236	$37,963

Net accounts receivable balance, end of year (a-b)	$5,970,127	$6,807,386

8.

Inventory

	2009	2008
Parts and supplies	$1,926,583	$2,205,666
Work in process	485,881	400,675
Finished Goods	2,214,728	2,615,079
Gross inventory balance, end of year (a)	$4,627,192	$5,221,420

Parts and supplies, finished goods and work-in-progress inventory are stated at the lower of weighted average cost (purchase price, plus applicable import duties, and other taxes and transportation and handling) and net realizable value.  Inventory is disclosed on the consolidated balance sheets net of obsolescence provision.  Change in estimate and recoveries are reflected as a decrease of cost of sales in the Company’s consolidated statements of earnings.

Changes in the obsolescence provision of the periods presented are as follows:

	2009	2008
Obsolescence balance, beginning of year	$724,005	$1,268,969
Transitional adjustment on adoption of CICA3031	-	(285,396)
Change in estimate	-	(88,589)
Recovery	(174,711)	(170,979)
Obsolescence balance, end of year (b)	$549,294	$724,005

Net inventory balance, end of year (a-b)	$4,077,898	$4,497,415

9.   Property and Equipment

2009	Cost	Accumulated Amortization	Net Book Value
Equipment	$536,589	$196,420	$340,169
Furniture and Fixtures	119,366	23,979	95,387
Leasehold Improvements	589,369	365,144	224,225
Total	$1,245,324	$585,543	$659,781

2008	Cost	Accumulated Amortization	Net Book Value
Equipment	$333,561	$139,461	$194,100
Furniture and Fixtures	75,639	18,513	57,126
Leasehold Improvements	533,337	238,800	294,537
Total	$942,537	$396,774	$545,763

	2009	2008	2007
Total amortization	$178,486	$187,374	$272,383

10.

Intangible Asset

2009	Cost	Accumulated Amortization	Net Book Value
Software	$477,504	$383,328	$94,176

2008	Cost	Accumulated Amortization	Net Book Value
Software	$413,674	$231,651	$182,023

	2009	2008	2007
Total amortization	$151,677	$159,247	$60,152

11.  Operating Line of Credit

During the quarter ended September 30, 2009, the Company increased its operating line of credit with HSBC (“the Bank”) to Cdn$1,000,000 (US$951,500) or US$800,000 from Cdn$500,000 (US$475,750) or US$400,000 with terms and conditions as follows:

•

interest at the rate of the Bank’s prime rate plus 1.35% per annum.

•

all amounts under the loan shall be repaid on demand by the Bank

•

general security agreement given by the Company creating a first fixed and floating charge and security interest over all present and after acquired assets of the Company

•

general assignment of book debts creating a first priority assignment of the debts and accounts receivable of the Company

•

the Working Capital ratio (current assets divided by current liabilities) shall not at any time to be less than 1.15:1 the Debt to Tangible Net Worth ratio (total liabilities divided by the sum of total assets minus total liabilities) shall not at any time exceed 2.5:1

As at December 31, 2009, the Company had no borrowings outstanding with respect to the operating line of credit.

12.  Accumulated Other Comprehensive Income (Loss)

	2009	2008
Balance, beginning of period	$(229,210)	$1,306,800
Cumulative translation adjustment	628,747	(1,536,010)
Balance, end of period	$399,537	$(229,210)

13.  Share Capital

(a)

Authorized

        75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2007	50,646,026	$35,342,663
Shares issued, March 08 warrants exercised	2,915,235	1,384,737
Reclassification of contributed surplus upon exercise of March 08 warrants (note 13d and 13e)	-	624,039
Shares issued, ESOP warrants exercised	160,794	77,181
Reclassification of contributed surplus upon exercise of ESOPwarrants (note 13e)	-	24,555
Shares issued, October 08 warrants exercised	487,500	219,375
Reclassification of contributed surplus upon exercise of October 08 warrants (note 13e)	-	75,754
Shares issued, options exercised (note 13c)	103,750	47,011
Reclassification of contributed surplus upon exercise of options (note 13e)	-	30,161
Balance, December 31, 2008	54,313,305	$37,825,476
Stock options exercised (note 13b(i))	75,000	50,261
Reclassification of contributed surplus upon exercise of stock options (note 13(e))	-	37,567
Shares issued, ESOP warrants exercised (note 13(b)(i))	5,500	2,640
Reclassification of contributed surplus upon exercise of ESOP warrants (note 13(e))	-	840
Treasury shares (13b(i))	(759,500)	(508,675)
In escrow relating to Bluemoon transaction (note 13b(ii))
net of shares receivable from escrow and share issue costs	-	(6,470)
Balance, December 31, 2009	53,634,305	$37,401,639

(b)(i)

The Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and July 5, 2010 The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at December 31, 2009, the Company repurchased 759,500 common shares at a weighted average price of Cdn$0.72 ($0.68) per share pursuant to the normal issuer bid. The Company follows CICA Section 3240 Share Capital to account for the shares repurchased. The cost of such shares are allocated to Share Capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased to retained earnings. The effects of the shares repurchased at December 31, 2009 are reflected in a decrease in Share Capital of $508,675, a decrease in retained earnings of $8,121.

During 2009, 75,000 stock options were exercised at a weighted average strike price of Cdn$0.83 ($0.67). Proceeds of $50,261 were credited to share capital and $37,567 was reclassified from contributed surplus to share capital.

During 2009, the Company extended the term of 366,690 outstanding common shares purchase warrants that were issued as part of an offering under the Company’s Employee Share Ownership Plan which closed on January 12, 2007. Each warrant is exercisable for one common share in the capital of Norsat, at an exercise price of US$0.48, until January 12, 2009. At the end of December 2008, the Company applied to and received TSX approval to extend the expiry date of the warrants a further 2 years, until January 12, 2011. The effective date of the extension will be from the current expiry date of January 12, 2009. As a result of the extension, the Company recognized a fair value increment of $56,761 of its outstanding warrants on January 12, 2009, increasing stock based compensation expense and contributed surplus.

During 2009, 5,500 ESOP warrants were exercised at the strike price of $0.48. Proceeds of $2,640 were credited to share capital and $840 was reclassified from contributed surplus to share capital.

During 2009, 1,206,811 warrants at the strike price of Cdn$1.09 expired.

(b)(ii)

On March 9, 2009, the Company entered into a transaction whereby it would issue 5,000,000 shares to escrow to acquire a customer contract provided certain milestones were met by December 31, 2009. The milestones were not met and the shares were receivable from escrow at December 31, 2009 (note 24).

(c)

Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,930,505 common shares have been previously issued. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2006	1,948,150	$ 1.57
Granted	272,000	0.74
Exercised	(12,000)	0.60
Expired	(175,000)	2.63
Cancelled	(295,700)	1.38
Forfeited	(203,000)	0.70
Balance, December 31, 2007	1,534,450	$ 1.24
Granted	449,800	1.13
Exercised	(103,750)	0.54
Expired	(81,500)	0.55
Forfeited	(281,000)	0.98
Balance, December 31, 2008	1,518,000	$ 1.34
Granted	464,800	0.79
Exercised	(75,000)	0.83
Expired	(56,500)	0.82
Forfeited	(63,000)	0.86
Balance, December 31, 2009	1,788,300	$ 1.28

Share purchase options outstanding at December 31, 2009, 2008 and 2007 include:

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	3.98	$ 0.47	-	$ -
$0.50 to $0.99	982,800	2.92	0.74	426,000	0.68
$1.00 to $1.49	539,400	1.65	1.20	315,000	1.16
$1.50 to $1.99	81,600	2.72	1.51	61,600	1.51
$2.50	44,875	1.76	2.50	44,875	2.50
$3.40	44,875	1.76	3.40	44,875	3.40
$4.50	44,875	1.76	4.50	44,875	4.50
$6.15	44,875	1.76	6.15	44,875	6.15
$0.00 to $6.50	1,788,300	2.42	$ 1.25	982,100	$ 1.52

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. Using the Black Scholes option pricing model with assumptions noted below, the estimate fair value of all options granted during 2009, 2008 and 2007 was:

	2009	2008	2007
Total compensation (increase in contributed surplus and stock based compensation)	$209,518	$129,814	$78,629

The weighted average assumptions used to estimate the fair value of options granted during the period were:

	2009	2008	2007
Risk free interest rate	1.96%	3.21%	4.07%
Expected life	3.50	3.50	3.50
Vesting period	2 to 10 years	2 to 10 years	2 to 10 years
Expected volatility	84.01%	75.24%	80.65%
Expected dividends	nil	nil	nil

In 2009, 464,800 stock purchase options were granted with a strike price of Cdn$0.79 and weighted average fair value of Cdn$0.46. Of the 464,800 options granted, 193,800 were granted on April 1, 2009 at the strike price of Cdn$ 0.90 and weighted average fair value of Cdn$0.53  to all full time permanent employees and Board of Directors present as at March 31, 2009.

In 2008, 449,800 stock purchase options were granted with a weighted average fair value of Cdn$0.62.  Of the 449,800, 206,800 stock options were granted to 40 employees at a strike price of Cdn$1.37 and a weighted average fair market value of Cdn$0.74 on April 1, 2008. The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full time permanent employees and Board of Directors present as at December 31, 2007.

In 2007, 272,000 stock purchase options were granted with a weighted average fair value of Cdn$0.43.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

(d) Warrants

The continuity of share purchase warrants is as follows:

Expiry date Exercise price	March 3, 2008 US$0.475	October 28, 2008 US$0.45	April 28, 2009 Cdn$1.09	January 12, 2011 US$0.48	Total number of warrants outstanding
Balance, Dec 31, 2006	3,065,232	1,250,000	1,206,811	-	5,522,043
Warrants issued	-	-	-	532,984	532,984
Warrants exercised	-	-	-	(5,500)	(5,500)
Balance, Dec 31, 2007	3,065,232	1,250,000	1,206,811	527,484	6,049,527
Warrants exercised	(2,915,235)	(487,500)	-	(160,794)	(3,563,529)
Warrants expired	(149,997)	(762,500)	-	-	(912,497)
Balance, Dec 31, 2008	-	-	1,206,811	366,690	1,573,501
Warrants exercised	-	-	-	(5,500)	(5,500)
Warrants expired	-	-	(1,206,811)	-	(1,206,811)
Balance, Dec 31, 2009	-	-	-	361,190	361,190

 (e)  Contributed surplus

Balance, December 31, 2006	$2,235,017
Stock-based compensation expense	78,629
Options exercised	(4,825)
Proceeds from private placement to warrants	81,392
Proceeds from ESOP January 2007 warrants	68,404
ESOP warrants exercised	(932)
Equity component of long term debt	$1,689,748
Balance, December 31, 2007	$4,147,433

Stock-based compensation expense	129,814
Warrants exercised	(724,348)
Options exercised	(30,161)
Balance, December 31, 2008	$3,522,738
Changes during 2009
Stock-based compensation expense (note 13c)	152,757
Extension of warrants (note 13b(i))	56,761
Options exercised (note 13c)	(37,567)
Warrants exercised (note 13d)	(840)
Balance, December 31, 2009	$3,693,849

14.  Other (Income) Expense

		2009	2008	2007
Bank charges	$	$ 80,133	$ 40,577	$86,714
Interest income		(2,153)	-	-
Interest expense		1,376	12,242	16,213
Interest accreted on convertible debt and deferred finance cost amortization		-	-	80,557
Loss (gain) on disposal of property and equipment		-	114	105,307
Foreign currency (gain) loss		278,049	(383,741)	478,322
Total		$$357,405	$(330,808)	$767,113

15.  Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted EPS calculations was as follows for the following fiscal years ended December 31:

	2009	2008	2007
Numerator:
Net income	$ 4,632,707	$ 2,199,761	$ 1,385,354

Denominator:
Weighted average number of shares outstanding used to compute basic EPS	58,340,900	53,351,652	50,599,449
Effect of dilutive securities:
Dilution from exercise of stock options	62,444	-	381,113
Dilution from exercise of warrants	108,123	-	4,825,374
Weighted average number of shares outstanding used to compute diluted EPS	58,511,467	53,351,652	55,805,936

Net earnings per share:
Basic	$0.08	$0.04	$0.03
Diluted	$0.08	$0.04	$0.02

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the market price of the Company’s common share at the end of the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

Excluding the effect of income tax recovery, basic earnings per share for the year ended December 31, 2009 is $0.05 compared to $0.04 in 2008.

Excluding the effect of income tax recovery, diluted earnings per share for the year ended December 31, 2009 is $0.05 compared to $0.04 in 2008.

16.

Income Taxes

a)

Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	2009	2008	2007
Income (loss) before income tax recovery	$2,986,334	$2,199,761	$1,385,354
Statutory tax rate	30.00%	31.00%	34.12%
Expected income tax payable (recovery)	895,900	681,926	472,683
Increase (decrease) resulting from:
Foreign tax rate differences	(223,402)	(320,717)	10,035
Effect of statutory rate change	1,315,299	783,537	606,042
Non allowable (non-taxable) expenses (income)	2,068,667	54,476	(1,321,160)
Change in valuation allowance	(3,599,513)	(4,151,266)	(94,695)
Change in foreign exchange	(1,951,127)	2,907,791	(268,604)
Expiry of operating losses	-	109,381	933,741
Other	(152,197)	(65,128)	(338,042)
Income tax expense (recovery)	$(1,646,373)	$-	$-

b)

Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2009	2008	2007
Future income tax assets:
Non-capital loss carry forwards	$2,526,203	$4,633,960	$6,588,918
Scientific Research and experimental Development pool	2,715,059	2,101,390	2,717,972
Scientific Research and experimental Development tax credit	1,846,649	1,653,494	2,031,723
Tax value of capital asset expenditure in excess of book value	2,540,920	2,450,324	3,052,756
Net capital loss carry forwards	800,003	1,320,860	1,708,422
Temporary differences in working capital	495,626	429,251	640,753
Total gross future income tax assets	10,924,460	12,589,279	16,740,544
Future income tax liabilities	(327,295)	-	-
Valuation allowance	(8,950,792)	(12,589,279)	(16,740,544)
Total net future income tax asset (liability)	$1,646,373	$-	$-

c)

Loss Carry Forwards and Investment Tax Credits

At December 31, 2009, the Company has approximately Cdn$4,518,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.

Also, the Company has provincial and federal investment tax credits of approximately Cdn$902,000 (provincial) and Cdn$1,614,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

	Non-capital loss carry forwards Cdn$	Provincial investment tax credit Cdn$	Federal investment tax credits Cdn$
2010	$-	$-	$-
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,595,000	-	-
2026	923,000	139,000	247,000
2027	-	147,000	263,000
2028	-	224,000	236,000
	$4,518,000	$902,000	$1,614,000

The Company also has available Cdn$6,760,000 (2008 - Cdn$11,290,000, 2007 – Cdn$11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements.  In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$11,415,000 (2008 - Cdn$8,980,875, 2007 – Cdn$8,980,875).

As at December 31, 2009, the Company has approximately $3,330,000 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2006 to 2009.

As at December 31, 2009, the Company has approximately £380,000 of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2004 to 2009.

As at December 31, 2009 the Company has approximately KRW315,000,000 of losses carry forward relating to Norsat Korea Ltd.

17.  Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company has entered into two new business segments – Maritime Products and Wireless Networks, but the Company is still in the early stages in both these segments.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers.

The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Maritime Products segment develops and markets satellite systems, related accessories and services for the marine environment. Similar to Microwave Products and Satellite Systems, these products establish broadband communications links interoperating with geostationary satellites, but have the additional challenge of needing to accommodate a vessel’s motion and movement.

The Wireless Networks segment develops, markets and deploys wireless communications systems that would address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as WiMAX, LTE and/or 4G.

The Company’s reportable segments are strategic business units that offer different products and services.  They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth information by operating segments for the years ended December 31, 2009, 2008 and 2007 respectively.  In 2009, the Wireless Networks segment did not generate any revenues.

	Microwave Products	Satellite Systems	Maritime Systems	Consolidated
As at December 31, 2009
Total assets related to operations	$ 6,696,356	$11,591,542	$ 395,827	$18,683,725
Property and equipment and intangible assets, net	$ 270,223	$ 467,761	$ 15,973	$ 753,957

As at December 31, 2008
Total assets related to operations	$ 6,299,750	$ 7,027,235	$ -	$13,326,985
Property and equipment and intangible assets, net	$ 344,029	$ 383,757	$ -	$ 727,786

As at December 31, 2007
Total assets related to operations	$ 5,307,744	$ 4,219,920	$ -	$ 9,527,664
Property and equipment and intangible assets, net	$ 552,622	$ 439,363	$ -	$ 991,985

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems and Maritime systems) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	2009	2008	2007

Canada	400,180	$597,728	$$545,410
United States	15,420,071	12,577,704	10,894,156
Europe and other	5,344,271	4,881,404	5,011,095
	21,164,522	$18,056,836	$16,450,661

18.  Supplemental cash flow and other disclosures

	2009	2008	2007
Changes in non-cash operating working capital:
Accounts receivable	$1,150,837	$(3,716,906)	$(686,660)
Inventories	612,381	(1,019,016)	(724,188)
Changes in inventory estimate	-	88,589	-
Prepaid expenses and other	(838,407)	(187,958)	292,937
Deferred financing costs in relation to the January 2007 ESOP	-	-	10,334
Long-term prepaid expenses and other	(742)	-	(10,187)
Accounts payable	(502,011)	837,592	(284,698)
Accrued liabilities	(302,468)	495,440	(232,121)
Deferred revenue	680,445	183,434	(112,386)
Long term deferred revenue	(37,309)	609,715	57,191
	$762,726	$(2,709,110)	$(1,689,778)
Supplementary information:
Interest paid	$1,376	$16,516	$121,733
Income taxes paid	-	-	-
Income from minimum order fee	$1,886,864	-	-
Share receivable from escrow	(1,886,864)	-	-

19.  Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2009. In the 2008 cash flow statement, $88,589 was reclassified from changes in inventory estimate to foreign exchange (gain) loss under the operating section. In the 2008 balance sheet, $182,023 was reclassified from property and equipment to intangible assets.

20.  Commitments and Contingencies

Future minimum payments at December 31, 2009 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2010	2011	2012	2013	2014	Total
Inventory purchase obligation	$3,112,142	-	-	-	-	$3,112,142
Operating lease obligations	$ 492,584	$ 449,398	$ 42,818	$ 42,818	$ 32,113	$1,059,731
Total	$3,604,726	$ 449,398	$ 42,818	$ 42,818	$ 32,113	$4,171,873

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $3,112,142.

21.  Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2009, the Satellite Systems segment generated approximately 65% of its sales from the United States government. This represents approximately 40% of total sales. No other customer exceeds 10% of total sales.

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

22.  Government Contributions

Strategic Aerospace & Defense Initiative (SADI)

In September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011.

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the year ended December 31, 2009, the Company did not accrue any liability for repayment as the amount can not be determined.

The Company recorded $1,324,922 as a reduction to product development expense in the consolidated statement of earnings and $12,151 as a reduction to property and equipment on the consolidated balance sheet. As at December 31, 2009, total cash received was $1,218,077. As at December 31, 2009, $599,445 remains in accounts receivable (2008 - $492,600).

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

For the year ended December 31, 2008, Cdn$235,555 was claimed and included as a reduction to product development expense in the consolidated statements of operations.  As at December 31, 2008, the Company had received Cdn$235,555 and the IRAP program had completed.

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

In return for funding, the Company was obligated to issue TPC Cdn$1,000,000 in value of share purchase warrants prior to March 31, 2004. The warrants were to have a life of five years and were to be priced at the market price on the date of issue with the number of warrants issued to be determined using the Black-Scholes option pricing model.

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

➢

1.88% on sales of legacy products

➢

1.28% before and 1.03% after issuance of warrants on sales of new SIT technology products

➢

The royalty payment period was amended to commence on January 1, 2004 and end on the earliest of the following dates;

o

the date before December 31, 2007, for which cumulative royalties accrued reach Cdn$15 million;

o

on December 31, 2007, or the date after, if by that date the cumulative royalties accrued equal or exceed Cdn$13,171,300; and otherwise on December 31, 2011.

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes valuation model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC with an exercise price of Cdn$1.09 expired.

As at December 31, 2009, the Company accrued royalty payments in the amount of $265,074 (2008 - $108,228, 2007 - $159,794).  The royalties were recorded and expensed as the related sales occurred.  The royalty is payable annually within 60 days of the year end.  The total amount of royalties accrued and paid to date are $1,036,011.

23.  Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

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

On November 22, 2007, the Company renewed this bridge loan with the same interest rate, but maturing on November 27, 2007.  The loan was fully repaid on November 27, 2007

24.  Acquisition of Bluemoon 4G Ltd.

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd. from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that had a customer relationship to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company has acquired the customer relationship.

As per terms of the contract, the 5,000,000 shares were held in escrow until December 31, 2009. The counterparty had to meet certain performance milestones to receive the common shares. In the event that the milestones were not met, the counterparty had to pay a minimum order fee or the shares held in escrow would be returned to Norsat.

As at December 31, 2009, Norsat had not received any purchase orders from the third party. The escrowed shares were returned to the Company on January 27, 2010.

25.  Reconciliation to United States Accounting Principles

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

	2009	2008	2007
Net income(loss) from operations under Canadian GAAP	$4,632,707	$2,199,761	$1,385,354
Deferred financing costs (c)	-	-	3,179
Convertible debt (d)	-	-	70,282
Employee stock-based compensation (b)	(19,731)	(3,975)	16,689
Cost of sales (e)	30,138	231,215	-
Net income (loss) according to US GAAP	$4,643,114	$2,427,001	$1,478,504
Basic and diluted earnings (los) per shares according to US GAAP	$0.08	$0.05	$0.03

	2009	2008	2007
Net income (loss) for the year	$4,643,114	$2,427,001	$1,478,504
Other comprehensive (loss) gain:
Cumulative translation adjustment (note (3(a))	-	(1,511,896)	775,504
Comprehensive income (loss) for the year	$4,643,114	$915,105	$2,254,134

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2009		December 31, 2008
	Canadian GAAP $	US GAAP $	Canadian GAAP $	US GAAP $

Inventory (e)	4,077,898	4,077,898	4,497,415	4,467,277
Share capital (d)	37,401,639	94,886,647	37,825,476	95,310,484
Contributed surplus (a - d)	3,693,849	1,604,316	3,522,737	1,413,473
Accumulated other comprehensive income (loss) (c)	399,537	376,357	(229,209)	(252,389)
Deficit (a - f)	(27,889,983)	(83,262,277)	(32,514,569)	(87,897,272)

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

(b)

Stock-based Compensation

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has chosen to reverse such forfeited options using the actual method. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $19,731 (2008 – $3,975, 2007 – $19,689) was debited to operations under US GAAP and contributed surplus was reduced by the same amount.

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

(d)

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

(e)

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

Under US GAAP, inventory is also carried at the lower of cost and net realizable value.  However, pursuant to Accounting Standards Codification (ASC) 330 - “Inventory”  the write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.  The reversal of previous write-downs of inventory are not recorded under US GAAP and as a result, at December 31, 2008, inventory decreased by $30,138, opening deficit increased by $285,396 and cost of sales increased by $231,215.  During the year ended December 31, 2009, the remaining inventory was sold by the Company.  As a result the $30,138 difference in inventory at December 31, 2008 was reversed and cost of sales decreased by the same amount.

(f)

Recently Issued Accounting Pronouncements

In June 2009, the FASB amended the guidance included in ASC 810 on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. The new guidance will be effective January 1, 2010 for calendar year-end companies. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities included in ASC 810. The amendment was issued in response to perceived shortcomings in the consolidation model that were highlighted by recent market events, including concerns about the ability to structure transactions under the current guidance to avoid consolidation, balanced with the need for more relevant, timely, and reliable information about an enterprise’s involvement in a variable-interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The new guidance will be effective January 1, 2010 for calendar year-end companies. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The ASU also amends guidance on employers’ disclosures about postretirement benefit plan assets to require that disclosures be provided by classes of assets instead of by major categories of assets. The new guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect the adoption of this amendment to have a material impact on the Company’s consolidated financial statements.

(g)

Recently Adopted Accounting Policies

On September 30, 2009 the FASB issued ASU 2009-12 to provide guidance on measuring the fair value of certain alternative investments. The ASU amends ASC 820 to offer investors a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value per share (NAV). The ASU is effective for the first reporting period ending after December 15, 2009; however, early adoption is permitted. The adoption of ASU 2009-12 did not have a material effect on the Company’s consolidated financial statements.

Effective July 1, 2009, the Company adopted the FASB Accounting Standards Codification™ (“Codification”). The Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The content of the Codification carries the same level of authority, thereby modifying the previous GAAP hierarchy to include only two levels of GAAP: authoritative and nonauthoritative. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption of the Codification did not result in a change in current accounting practice.

Effective January 1, 2009, the company adopted the amendments to FASB ASC 815 regarding disclosures about derivative instruments and hedging activities, which revised and expanded the disclosure requirements to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under U.S. GAAP, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. The new requirements apply to derivative instruments and non-derivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under FASB ASC 815 and are effective for fiscal years and interim periods beginning after November 15, 2008. The adoption of the amendments to FASB ASC 815 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the amended provisions of FASB ASC 810 related to noncontrolling interests in consolidated financial statements, which established accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The amendment clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The amended provisions are effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and have been applied prospectively as of January 1, 2009, except for the presentation and disclosure requirements, which have been applied retrospectively for all periods presented.  The adoption of the amendments to FASB ASC 810 did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the revised provisions of FASB ASC 805 related to business combinations. The amended guidance establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date fair value. Information is required to be disclosed to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an update to ASC 805 to amend and clarify the initial recognition and measurement, subsequent measurement and accounting, and related disclosures arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value can not be determined, companies should typically account for the acquired contingencies using existing guidance. The guidance is effective for business combinations whose acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted the revised provisions of FASB ASC 805 effective January 1, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the updated provisions of FASB ASC 808 related to accounting for collaborative arrangements. The guidance defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. The updated guidance is effective for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted the updated provisions of FASB ASC 260 related to the determination of whether instruments granted in share-based payment transactions are participating securities. This guidance was issued in order to address whether instruments granted in share-based payment transactions are considered participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. The updated guidance is effective for fiscal years beginning after December 15, 2008 and for interim periods within such years. The adoption of this amendment did not have a material impact on the Company‘s consolidated financial statements.

In November 2008, the FASB updated ASC 323 to address certain matters associated with the accounting for equity method investments including initial recognition and measurement and subsequent measurement considerations. The guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity method investment, and shares subsequently issued by the equity method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings. The amendments are effective, on a prospective basis, for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years. The implementation of this guidance did not have a material impact on the Company’s consolidated results of operations or financial condition.

In April 2009, the FASB updated ASC 820 to provide additional guidance for estimating fair value when the volume and level of activity for an asset or liability have significantly decreased, including guidance on identifying circumstances that indicate a transaction is not orderly. The updated guidance emphasizes that the objective of a fair value measurement remains the same even if there has been a significant decrease in the volume and level of activity for the asset or liability and amends certain reporting requirements for interim and annual periods related to disclosure of major security types and the inputs and valuation techniques used in determining fair value. The amendment is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009.  The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In August 2009, the FASB issued ASU No. 2009-05 which amends ASC 820-10-35 to provide further guidance concerning the measurement of a liability at fair value when there is a lack of observable market information, particularly in relation to a liability whose transfer is contractually restricted. The amendment provides additional guidance on the use of an appropriate valuation technique that reflects the quoted price of an identical or similar liability when traded as an asset and clarifies the circumstances under which adjustments to such price may be required in estimating the fair value of the liability. The guidance provided in this update is effective for the first reporting period beginning after issuance, with early application permitted. The amendment was adopted for the annual reporting period ended December 31, 2009; however, it did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued ASU No. 2009-02 which updated ASC 320 to amend the existing other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The amendment shifts the focus from an entity’s intent to hold a debt security until recovery to its intent to sell and changes the amount of an other-than-temporary impairment loss recognized in earnings when the impairment is recorded because of a credit loss. It also expands disclosure requirements related to the types of securities held, the reasons that a portion of an other-than-temporary impairment of a debt security was not recognized in earnings, and the methodology and significant inputs used to calculate the portion of the total other-than-temporary impairment that was recognized in earnings. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued an update to ASC 825, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements, including significant assumptions used to estimate the fair value of financial instruments and changes in methods and significant assumptions, if any, during the period. The new guidance is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued ASC 855 related to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the guidance is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements. In accordance with ASC 855, we have evaluated subsequent events through March 11, 2010, the date of issuance of the consolidated financial statements. All material subsequent events up to this date have been included in the financial statements.

26.

 Subsequent Events

On January 18, 2010, the Company announced that it will offer common shares for purchase through an Employee Share Ownership Plan (“ESOP”) under the Employee Investment Act (British Columbia). The share ownership plan will enable employees, full-time contractors and directors to purchase up to 1,000,000 common shares of the Company at a price of US$0.555 per common share for total gross proceeds of up to US$555,000. The Company’s ESOP offering is expected to be open to eligible persons until February 15, 2010. Each eligible employee, full-time contractor and director will be offered an equal number of common shares to purchase. The Company's offering under its ESOP will be conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act.

On January 27, 2010, the 5,000,000 common shares held in escrow related to the acquisition of Bluemoon 4G Ltd. were returned to the Company (note 24).

On February 9, 2010, the Company cancelled 759,500 common shares that it repurchased under the Normal Course Issuer Bid as outlined under note 13b(i) for a total of $508,675. This has reduced the issued and outstanding common shares to 53,643,305.

9. The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the OTC Bulletin Board under the symbol NSATF.

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		OTC BB
			(CDN. Dollars)		(U.S. Dollars)
			High	Low	High	Low

a)	2009		1.04	0.40	0.99	0.32
	2008		1.59	0.46	1.60	0.38
	2007		1.09	0.59	0.98	0.49
	2006		0.99	0.36	0.86	0.32
	2005		1.90	0.50	1.51	0.43

b)	2009
	Fourth quarter		0.86	0.64	0.80	0.57
	Third quarter		1.04	0.65	0.99	0.60
	Second quarter		0.90	0.65	0.74	0.57
	First Quarter		0.89	0.40	0.65	0.32
	2008
	Fourth quarter		1.08	0.46	1.23	0.38
	Third quarter		1.43	0.92	1.42	0.75
	Second quarter		1.59	1.15	1.60	1.15
	First Quarter		1.51	0.70	1.55	0.69
c)	2010
	February	2010	0.78	0.70	0.72	0.62
	January	2010	0.75	0.68	0.69	0.64
	December	2009	0.73	0.65	0.72	0.61
	November	2009	0.75	0.64	0.78	0.57
	October	2009	0.86	0.72	0.80	0.67
	September	2009	0.99	0.82	0.99	0.74

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

C.

Material Contracts

The only material contracts entered into by the Corporation, other than contracts entered into in the normal course of business, are as follows:

On January 21, 2008, an employment contract was entered into between Norsat International and Eugene Syho, the Company’s newly appointed Chief Financial Officer. (contract appended as exhibit).

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

On December 11, 2009, the Company entered into a contract to invest $500,000 in Tonse Solutions. Tonse Solutions is a Greenfield internet service provision (“ISP”) company that utilizes WiMAX technology as the “last-mile” solution to provide services to its customers. In addition to the investment contract, the Company also entered into a contract for a convertible loan of $700,000 to Tonse Solutions.  The loan is repayable at the end of three years and has a coupon rate of ten percent.  The loan also has a convertible feature at the Company’s option.  As at December 31, 2009, the Company has paid a deposit of $10,000 into Tonse Solutions. No other amounts have been paid as of December 31, 2009. (contract appended as exhibit)

D.

Exchange controls

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

In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involves the application of rules that depend on a U.S. Holder's particular circumstances.  Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

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

F.

Dividends and paying agents

Not applicable.

G.

Statement by experts

Not applicable.

H.

Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2009 and subsequent interim financial statements of the Company may be obtained, upon request, from the Secretary of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

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

Subsidiary Information

Reference is made under “Item 4c. Organization Structure”.

11.

Quantitative and Qualitative Disclosures About Market Risk

Risks Associated with Foreign Exchange

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash, short-term investments, accounts receivables, accounts payable and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of its operating expenses being predominately denominated in Canadian Dollars.    A stronger Canadian dollar increases expenses when translated into United States Dollars. The Company does not engage in any formal hedging transactions.

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

Foreign Exchange Effect on Balance Sheet.  Non -U.S. dollar denominated balance sheet accounts are translated into U.S. dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, long-term debt and cash, and at historical exchange rates for non-monetary items.  Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the consolidated statement of operations.

Risks Associated with Current Market Conditions

Management believes that there is minimal impact on the Company from the current global credit crisis. The majority of the Company’s trade accounts receivables is generated from various military customers and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and steady manner.

The Company’s capital resources as at December 31, 2009, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On December 12, 2007 the Company obtained a C$500,000 or U$400,000 unsecured operating line of credit with HSBC Bank Canada (the “Bank”).Interest on the line of credit is set at the Bank’s prime rate plus 0.85% per annum.  During fiscal year 2009, the Company increased its secured operating line of credit to Cdn$1,000,000 or US$800,000 from Cdn$500,000 or US$400,000. As of December 31, 2009, the Company did not access its secured operating line of credit.

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

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2009, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

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

The Company’s Chief Executive Office and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures ( as defined in Rule 13a – 5(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as at Dec. 31, 2008.  In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based upon their assessment, the CEO and CFO concluded that as of December 31, 2009, the Company’s internal control over financial reporting was effective.

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

16C.  Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Ernst &Young LLP for all services in 2009 and 2008 (fees paid to Ernst & Young LLP are in Canadian Dollars):

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2009	$304,875	$10,000	$340,000	$20,000
2008	$265,500	$8,000	$376,000	$19,000

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

16D.  Exemptions from the listing standards for Audit Committees

Not applicable

16E.  Purchases of Equity Securities by the Issuer

The Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and July 5, 2010 The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at December 31, 2009, the Company repurchased 759,500 common shares at a weighted average price of Cdn$0.72 ($0.68) per share pursuant to the normal issuer bid. The Company follows CICA Section 3240 Share Capital to account for the shares repurchased. The cost of such shares are allocated to Share Capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased to retained earnings. The effects of the shares repurchased at December 31, 2009 are reflected in a decrease in Share Capital of $508,675, a decrease in retained earnings of $8,121.

PART III

17.

Financial Statements

Reference is made under Item 8 “Financial Information”.

18.

Financial Statements

Not applicable.  See Item 17.

19.

Exhibits

31.1

Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2

Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Amiee Chan

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Eugene Syho

4.1

Employment Contract dated January 21, 2008 between the Company and Eugene Syho

4.2

Contribution Agreement Contract dated September 4, 2008 between the Government of Canada and the Company

4.3

Equity Investment Contract dated December 11, 2009 between Tonse Solutions and the Company

4.4

Convertible Loan Agreement dated December 11, 2009 between Tonse Solutions and the Company

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Eugene Syho”
Date:	March 18, 2010	Eugene Syho, Chief Financial Officer

110-4020 Viking Way Richmond, British Columbia Canada V6V 2N2	Tel: 604.821.2800 Fax: 604.821.2801 www.norsat.com

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 18, 2010	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eugene Syho, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 18, 2010	“Eugene Syho”
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

Date:	March 18, 2010	“Amiee Chan”
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

Date:	March 18, 2010	“Eugene Syho”
Eugene Syho
Chief Financial Officer