Form 20-F
period 2010-12-31
Norsat International Inc.
filed 2011-03-31
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 0-12600

Norsat International Inc.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

110– 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4
(Address of principal executive offices)

Arthur Chin, 604-821-2809, achin@norsat.com
110– 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

N/A
Title of Class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 53,658,909 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
 ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
 ☐ Yes ☒  No

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
☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                            Accelerated filer       ☐                                      Non-accelerated filer    ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☐                             International Financial Reporting Standards as issued       ☐                                                     Other ☒
        by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.
 ☒ Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐ Yes ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     ☐ Yes  ☐ No

Table Of Contents

PART I		5

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7
4.	INFORMATION ON THE COMPANY	12
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	12
B.	BUSINESS OVERVIEW	16
C.	ORGANIZATIONAL STRUCTURE	21
D.	PROPERTY, PLANTS AND EQUIPMENT	21
4A.	UNRESOLVED STAFF COMMENTS	22
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
A.	OPERATING RESULTS	22
B.	LIQUIDITY AND CAPITAL RESOURCES	36
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	38
D.	TREND INFORMATION	38
E.	OFF-BALANCE SHEET ARRANGEMENTS	40
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	40
G.	SAFE HARBOR	40
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
A.	DIRECTORS AND SENIOR MANAGEMENT	41
B.	COMPENSATION	44
C.	BOARD PRACTICES	46
D.	EMPLOYEES	49
E.	SHARE OWNERSHIP	50
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	52
A.	MAJOR SHAREHOLDERS	52
B.	RELATED PARTY TRANSACTIONS	52
C.	INTERESTS OF EXPERTS AND COUNSEL	52
8.	FINANCIAL INFORMATION	53
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	53
B.	SIGNIFICANT CHANGES	94
9.	THE OFFER AND LISTING	94
10.	ADDITIONAL INFORMATION	95
A.	SHARE CAPITAL	95
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	95
C.	MATERIAL CONTRACTS	97
D.	EXCHANGE CONTROLS	98
E.	TAXATION	98
F.	DIVIDENDS AND PAYING AGENTS	101

Table Of Contents

G.	STATEMENT BY EXPERTS	101
H.	DOCUMENTS ON DISPLAY	102
I.	SUBSIDIARY INFORMATION	102
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	102
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	103

PART II		103

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	103
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS	104
15.	CONTROLS AND PROCEDURES	104
16.	[RESERVED]	105
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	105
16B.	CODE OF ETHICS	105
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	105
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	106
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	106
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	106
16G.	CORPORATE GOVERNANCE	107

PART III		107

17.	FINANCIAL STATEMENTS	107
18.	FINANCIAL STATEMENTS	107
19.	EXHIBITS	107

Note:

All dollar amounts presented in the Annual Report on Form 20-F are presented in United States dollars unless otherwise indicated.  Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

FORWARD-LOOKING STATEMENTS

This annual report includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this annual report, including the statements in the sections of this annual report entitled “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8 A1. Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norsat International Inc. is referred to in this annual report as “Norsat”, “we”, “our”, “our company”, “the Company” or “us”.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A.           Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, or “Norsat”) for the last five fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Table 2 below summarizes certain corresponding information presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The information for the last three fiscal years ended December 31, 2010, 2009, and 2008 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A1. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”. Information for the year ended December 31, 2007 and 2006 have been extracted from audited consolidated financial statements not disclosed elsewhere and presented below.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following exchange rates are used in expressing amounts from US Dollars to Canadian Dollars:

USD to CAD	2010	2009	2008

December 31	0.9946	1.0466	1.2246
Annual average	1.0299	1.1419	1.0660

Reference is made to Note 22 of the consolidated financial statements included herein for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company’s financial statements.

Table 1:  Selected Financial Information according to Canadian GAAP

Year Ended December 31	2010	2009	2008	2007	2006
Sales ($000’s)	20,233	21,165	18,057	16,451	13,448
Income (loss) from operations ($000’s)	2,062	2,986	2,200	1,385	(3,876)
Net earnings (loss) ($000’s)	2,147	4,633	2,200	1,385	(3,833)
Net earnings (loss) per share – basic and diluted ($)	0.04	0.08	0.04	0.02	(0.08)
Weighted average number of shares – basic (000s)	53,567	58,341	53,352	50,599	46,681
Weighted average number of shares – diluted (000s)	53,651	58,511	53,352	55,806	46,681
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	20,414	18,684	13,327	9,528	8,427
Net assets ($000s)	15,833	13,605	8,604	5,797	3,074
Long-term debt (excluding current portion) ($000s)	-	-	-	-	-
Capital Stock ($000s)	37,447	37,402	37,825	35,343	35,009

Table 2:  Selected Financial Information according to US GAAP.
Year Ended December 31	2010	2009	2008	2007	2006
Sales ($000’s)	20,233	21,165	18,057	16,398	13,448
Income (loss) from operations ($000’s)	2,150	4,643	2,427	1,479	(3,514)
Net earnings (loss) ($000’s)	2,150	4,643	2,427	1,479	(3,468)
Net earnings (loss) per share – basic and diluted ($)	0.04	0.08	0.05	0.03	(0.07)
Weighted average number of shares – basic (000s)	53,567	58,341	53,352	50,599	46,681
Weighted average number of shares – diluted (000s)	53,651	58,511	53,352	55,806	46,681
Dividends per share	-	-	-	-	-
As at December 31
Total assets ($000s)	20,414	18,684	13,297	9,528	8,424
Net assets ($000s)	15,833	13,605	8,574	5,797	3,007
Long-term debt (excluding current portion ($000s)	-	-	-	-	-
Capital Stock ($000s)	94,932	94,887	95,310	92,828	92,494

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2010, the Company has accumulated a deficit of $25,737,011. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010. However, this cannot be used as an indication of the Company’s future performance.

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

The Company has had high employee turnover. In 2008, thirteen employees departed and were replaced. In 2009, twelve employees departed and were replaced. In addition, the Company added four employees to increase capacity in order to meet customer demand. High employee turnover affects knowledge retention, the effectiveness of processes, the value of existing intellectual property, and the ability to hire qualified candidates and maintain the healthy relationships with outside parties. In 2010, The Company’s CFO left the Company and a replacement was appointed. Also, in 2010, fifteen employees left the company and twenty one employees were hired or replaced existing positions. The Company continues to evolve its hiring practices and is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover.

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

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after our first contact with a customer before a sale may actually be completed. We may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; we or our competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins we earn on our products. It may cost us more to produce our products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of our products may be cancelled or delayed, which would reduce our revenue.

Mergers or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with our existing or prospective clients, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce our competitiveness and ultimately our revenue.

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and our business would suffer. We rely on third-party suppliers to provide components and product subassemblies based on our designs. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to us, could adversely affect our ability to manufacture or source our products. We may experience delays in the manufacture or sourcing of our products and our business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or if there is a significant increase in cost.

Our level of indebtedness and our failure to comply with our indebtedness arrangements may adversely affect our business and operations. We rely on the availability of indebtedness arrangements with our lenders.  The arrangements contain numerous restrictive covenants that limit our discretion with respect to certain business matters. These covenants place significant restrictions on our ability to pledge or create liens or other encumbrances on our assets. These financial covenants require us to meet certain financial ratios and financial condition tests.  If the lender was to demand or cancel these facilities, there can be no assurance that our assets would be sufficient to repay in full the indebtedness.  It is possible that we will not have sufficient funds at the time to fund our operations. In addition, there can be no assurance that future borrowings or equity financing will be available to us or available on acceptable terms, in an amount sufficient to meet our repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favourable than the current terms, our business and operations may be adversely affected.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 58,362,532 were outstanding at March 29, 2011. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported seventeen consecutive quarters of profitability starting from the fourth quarter of 2006. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

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

     110- 4020 Viking Way
     Richmond, British Columbia
     Canada V6V 2L4

    Telephone: 604-821-2800
    Fax: 604-821-2801
    Email: investor@norsat.com
    www.norsat.com

4.	The principal business events in Norsat’s 28 year history are (in chronological order):

1982	The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

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

In August, the Company formally exited consumer satellite DBS. The Company discontinued the operations of Norsat America, a distribution business geared towards consumer-oriented, Direct Broadcasting Systems.

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

2005  The Company launched the GLOBETrekker, a backpack able satellite terminalinitially capable of transmitting and receiving IP-based video and data content.

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

In September 2008, the Company was awarded a $5.5 million contract from the U.S. Department of Defence for the delivery of portable satellite systems.

2009	The Company was awarded a contract to manage a Vessel Monitoring System (“VMS”) in Europe.

In July, 2009, the Company initiated a Normal Course Issuer Bid to purchase up to $5.2 million of its own common shares, representing 10% of the public float as at June 30, 2009. A total of 1.2 Million shares at a weighted average of $0.68 per share were repurchased pursuant to the Normal Course Issuer Bid.

In December 2009, the Company signed an agreement to invest in an internet service provider in Malawi, Africa.

2010      The Company was awarded a $1.7 million contract with a European military.

The Company was named one of BC Business Top 100 companies.

The Company announced a new Normal Course Issuer Bid on August 2010 to repurchase up to 5.3 million of its own shares representing 10% of the public float as of August 2010. The normal course issuer bid commenced from August 30, 2010 and will terminate on August 29, 2011. As at December 31, 2010, the company had not repurchased any shares under the normal course issuer bid.

The Company was awarded $4.2 million in contract orders with US Government organizations.

5.	Capital Expenditures -

During 2010, the Company made net purchases of property and equipment in the amounts of $584,789 primarily relating to the purchase of equipment for product development and test equipment. There are currently no major capital projects or divestitures in progress.

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

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	2010	2009	2008
Canada	$468,815	$400,180	$597,728
United States	12,551,759	15,420,071	12,577,704
Europe and other	7,212,435	5,344,271	4,881,404
	$20,233,009	$21,164,522	$18,056,836

Business Segments

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products, Wireless Networks, and Norsat Capital. For financial statements presentation only Microwave Products, Satellite Systems, and Maritime Products are considered segments of the Company. There has been no activity in Wireless Networks and Norsat Capital, therefore are not considered segments for financial statements purposes.

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

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps.

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

The improved demand for portable satellite communications equipment stems from an initiative to “transform” the armed forces.  With the onset of Operation Iraqi Freedom in 2003, the need to accelerate the “transformation” became a top priority. Under this initiative, field units are being equipped with communications gear that give them real-time access to the same information available at command and control centers.

Most programs within the government and broadcast sectors tend to follow a formal competitive tendering process. From time to time, the government may indicate a preference for certain classes of vendors in the interest of social policy or national security objectives. As a result, it is critical that a vendor such as Norsat align themselves with such pre-qualified contractors.

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

(c) Maritime Products Business Segment

Market Profile

The Company announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company continues to explore the different alternatives available to leverage its technology into this area and to date has recorded approximately $0.4 million of revenues in each of fiscals 2010 and 2009.

Competition

The sector is well established and very competitive. The dominant player in this segment is SeaTel Maritime Communications, a division of Cobham PLC (LSE: COB).  In addition to SeaTel, other companies that have established a presence in this space include Orbit Communications Systems and KVH Industries (NASDAQ:KVHI).

(d) Wireless Networks Business Segment

Market Profile

The Wireless Networks segment was also established in 2008. The segment is able to develop, market and deploy wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions. These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (WiMAX), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (BTS) broadcasting the wireless signal to modem devices (CPEs) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at December 31, 2010, the Company has not recognized any revenues from wireless networks.

Competition

The sector is quite fractured and extremely competitive. The Company faces competition from Redline Communications Group Ltd. (TSX:RDL); Alvarion Ltd. (NASDAQ: ALVR) and Wi-LAN Inc. (TSX:WIN)

(e) Norsat Capital Business Segment

The Company established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford it to offer more financing options on its products as well as select investments to benefit shareholder value. To date there has been no activity in this line of business.

2. Marketing

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force.

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

3. Research and Development

Research and development activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 2.4% of its annual revenues net of any government contributions and allocated 21% of its staff towards research and development activities.

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

C.           Organizational structure

As at December 31, 2010, the Company has six wholly-owned and active subsidiaries. These are: Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England: Norsat International (America) Inc. incorporated and located in Annapolis, MD, United States of America; Norsat Korea Ltd. incorporated and located in Daejeon, South Korea; Norsat SA, incorporated in Lausanne, Switzerland; Norsat Italia, Srl incorporated and located in Rome, Italy; and Norsat Capital Ltd, incorporated and located in Richmond, BC, Canada.

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

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford the Company to offer more financing options on its products as well as select investments to benefit shareholder value. As at December 31, 2010, there is no activity in Norsat Capital.

D.           Property, plants and equipment

Description of Property

Our Company's head office and principal place of business has been located in Richmond, British Columbia, Canada since September 2006. The Company leases its head office premises.

The lease is for approximately 30,400 square feet of space.  This location houses the Company's corporate office, engineering and production department and includes warehouse space.  Most of the products are produced and shipped out of this location.

During the year, the Company renewed the lease on the head office location for a further six years. The monthly rent for this space is approximately $42,000.

In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Norsat also operates out of leased premises in Lincoln, England, and Rome, Italy.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.	UNRESOLVED STAFF COMMENTS

Not applicable

5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating results

The following information should be read in conjunction with the Company’s 2010 consolidated financial statements and related notes included therein, which are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  These principles differ in certain respects from United States generally accepted accounting principles (U.S. GAAP). The differences as they affect the financial statements of the Company are described in Note 22 to the Company’s audited consolidated financial statements.  All amounts following are expressed in United States Dollars unless otherwise indicated.

The Company currently generates revenue primarily from two business segments, Microwave Products and Satellite Systems as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these two business segments. Economic factors such as foreign exchange fluctuations, market prices of similar products and worldwide political environment may also play an important roll to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have materially affected, directly or indirectly the Company’s operations.

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)	2010	2009	2008
	$	$	$
Sales	20,233	21,165	18,057
Income from operations before income taxes	2,062	2,986	2,200
Net earnings	2,147	4,632	2,200
Earnings per share from operations – basic and diluted	0.04	0.05	0.04
Net earnings per share – basic and diluted	0.04	0.08	0.04
Total Assets	20,414	18,684	13,327
Long-term debt	nil	nil	nil

Quarterly Financial Data (unaudited) (Expressed in thousands of dollars, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2010	$	$	$	$
Sales	4,887	5,199	4,492	5,656
Income from operations before income taxes	512	828	603	119
Net earnings	512	828	603	203
Earnings per share from operations – basic and diluted	0.01	0.02	0.01	0.00
Net earnings per share – basic and diluted	0.01	0.02	0.01	0.00
Weighted average common shares outstanding	#	#	#	#
Basic	53,677	53,591	53,439	53,566
Diluted	53,855	53,758	53,551	53,651

2009	$	$	$	$
Sales	4,995	4,839	5,141	6,279
Income from operations before income taxes	829	238	643	1,276
Net earnings	829	238	643	2,922
Earnings per share from operations – basic and diluted	0.02	0.00	0.01	0.02
Earnings per share – basic and diluted	0.02	0.00	0.01	0.05
Weighted average common shares outstanding	#	#	#	#
Basic	54,313	59,384	59,332	59,062
Diluted	56,112	59,963	59,913	59,233

2008	$	$	$	$
Sales	2,929	3,960	4,888	6,280
Income from operations before income taxes	5	135	742	1,318
Net earnings	5	135	742	1,318
Earnings per share from operations – basic and diluted	0.00	0.00	0.01	0.02
Earnings per share – basic and diluted	0.00	0.00	0.01	0.02
Weighted average common shares outstanding	#	#	#	#
Basic	51,911	53,668	53,698	54,117
Diluted	55,659	57,335	57,140	54,117

Fiscal 2010 Compared to Fiscal 2009
Results of Operations

Sales ($000’s)	Three Months Ended 2010 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2010	2009
	$	$	$	$	$	$
Microwave Products	1,908	2,077	2,229	2,278	8,492	7,585
Satellite Systems	3,422	3,173	2,558	3,978	11,344	13,131
Maritime Systems	61	123	100	164	396	448
Total	4,995	4,896	4,995	6,278	20,233	21,164

Total sales for fiscal 2010 were $20.2 million, down 4% compared to the $21.2 million recorded in fiscal 2009.

The Company is not able to predict the timing of when material revenue contracts are awarded and this results in uneven sales year-over-year and quarter-over-quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed throughout the year.

Sales from Microwave Products were $8.5 million, up 12% from the $7.6 million in sales recorded in 2009. The increased activity during the year is a sign that the microwave sector is beginning to return to normalcy as economies are showing signs of improvements.

Sales of Satellite systems were $11.3 million, down 14%, compared to $13.1 million last year. Revenues were lower due to the effects of a significant contract in 2009, that was not repeated at the same volume level in 2010 as well as timing of when US government contracts are received.

Gross Margin	Three Months Ended 2010 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2010	2009
Microwave Products	42%	44%	45%	38%	42%	43%
Satellite Systems	52%	56%	51%	48%	52%	53%
Maritime Systems	54%	30%	25%	44%	39%	54%
Combined	48%	51%	48%	44%	47%	50%

The Company’s overall gross margin for 2010 was 47% compared to 50% in 2009.  Fiscal 2009 also includes the effects of a recovery in inventory obsolescence of $175,000 or approximately 2% of fiscal 2009 gross margin. The Company continues to maintain overall margins within the range that management expects.

The gross margin for Microwave Products was 42% in 2010 and 43% 2009. While the global recessionary trends put some downward pressure on margins of the more commoditized items in the product portfolio, the Company continues to maintain market leadership through continually enhancing Microwave product offerings.

The gross profit margin for Satellite Systems decreased slightly to 52% in 2010 compared to 53% in 2009 primarily due to low sales volume in 2010, and the introduction of products at lower price points to penetrate more cost sensitive markets and drive market share from competitors.

Operating Costs ($000’s)	Three Months Ended 2010 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2010	2009
	$	$	$	$	$	$
S G & A	1,601	1,690	1,337	1,808	6,435	6,065
Product development	82	49	67	276	474	775
Amortization	77	77	85	144	383	330
Other (Income) Expenses	82	0	46	121	250	357
Total Operating Costs	1,842	1,816	1,535	2,349	7,542	7,527

The Company’s commitment to cost control has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

For the years ended December 31, 2010 and 2009, total operating expenses remained constant at $7.5 million. This was in spite of and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.

Selling, general and administrative (SG&A) expenses increased to $6.4 million in 2010 from $6.1 million in 2009. SG&A expenses in 2010 were higher due to $0.3 million one-time expenses incurred for professional and consulting fees relating to the acquisition of Sinclair Technologies Holdings Inc. (Refer to “Item 8 A1. Consolidated Statements and Other Financial Information”, note 24). SG&A expenses in 2010 also included $0.2 million one-time consulting costs. In addition to the above one-time items the Company incurs significant expenses in Canadian dollars that are subject to US Dollar translation. Offsetting the above items, in 2009 the Company incurred one-time consulting costs of $0.3 million. Management continues to be committed to maintaining a prudent operating structure pre and post acquisition activities.

Product development expenses decreased to $0.5 million in 2010 compared to $0.8 million in 2009, net of government contributions. This decrease was the result of the expiration of a consulting agreement related to the Company’s wireless network initiative in the second quarter of 2009. With that said, product development costs continue to be a core focus for the Company and are reflected through development programs in both the Microwave business segment and the Satellite systems segment.

Amortization expense in 2010 increased slightly to $0.4 million compared to $0.3 million in 2009.

Other expenses in 2010 decreased to $0.3 million compared to $0.4 million in 2009. During the year ended December 31, 2010, the Company recorded an asset impairment loss of $0.1 million relating to equipment of a particular R&D project.

Earnings (in 000’s) except earnings per share	Three Months Ended 2010 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2010	2009
Net earnings for the period	$512	$828	$603	$203	$2,147	$4,633
Net earnings per share, basic & diluted	$0.01	$0.02	$0.01	$0.00	$0.04	$0.08

Earnings before income taxes were $2.1 million in fiscal 2010, compared to $3.0 million in fiscal 2009.

Since 2009, it is management’s opinion that it is more likely than not that the Company will create taxable income to realize its future tax assets. As a result of this determination, the Company has recorded future income tax recoveries of $0.2 million and $1.6 million, in each of the years ended December 31, 2010 and 2009, respectively.

However, the tax recovery is uncertain and may not be recovered in future periods. The future tax asset account on the Company’s balance sheet will decrease as the Company generates future taxable income and reflects the Company’s ability to shelter future income from tax payments.

Fiscal 2009 Compared to Fiscal 2008

Results of Operations

Sales ($000’s)	Three Months Ended 2009 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
	$	$	$	$	$	$
Microwave Products	1,512	1,600	2,337	2,136	7,585	8,668
Satellite Systems	3,422	3,173	2,558	3,978	13,131	9,389
Maritime Systems	61	123	100	164	448	-
Total	4,995	4,896	4,995	6,278	21,164	18,057

Total sales for 2009 were $21.2 million, up from the $18.1 million sold in 2008. Fiscal 2009 saw sales grow by 17% over fiscal 2008.  The sales performance for fiscal 2009 is the result of significantly improved satellite systems sales over fiscal 2008. Sales to a number of new European militaries as well as from the backlog of satellite systems orders carried over from the end of 2008 resulted in the overall improvement in sales.

The nature of the Company’s fiscal 2009 business is still expected to result in uneven sales results quarter on quarter. This is due to the fact that Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable. Management is addressing this by cultivating revenue streams that are more evenly distributed throughout the year.

Sales from Microwave Products were $7.6 million, down 13% from the $8.7 million in sales recorded in 2008. On an YTD basis, Microwave product revenues were weak during the first half of fiscal 2009 as projects were deferred or postponed until the economic situation improved. Towards the latter part of 2008, a number of the Company’s resellers reported a softening of the market as end customers had elected to postpone or defer orders for microwave components due to market conditions. Sales in the first half of 2009 continued to be impacted by the global recessionary trends.

Sales of Satellite systems were $13.1 million in fiscal 2009, up 39%, compared to $9.4 million in fiscal 2008. The improvement is a continuation from fiscal 2008’s efforts to increase penetration of the market and generate higher sales from the Company’s reseller channels. Sales to a number of new European militaries and completion of shipments against the $5.5 Million US Department of Defense order entered into in 2008 also provided a boost in 2009 sales.
Gross Margin	Three Months Ended 2009 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
Microwave Products	41%	42%	42%	46%	43%	43%
Satellite Systems	53%	55%	54%	50%	53%	59%
Maritime Systems	22%	22%	22%	114%	54%	-
Combined	49%	50%	48%	50%	50%	51%

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

Operating Costs ($000’s)	Three Months Ended 2009 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
	$	$	$	$	$	$
S G & A	1,407	1,400	1,429	1,830	6,065	6,254
Product development	305	162	171	136	775	800
Amortization	126	182	196	(173)	330	346
Other (Income) Expenses	214	474	17	79	357	(331)
Total Operating Costs	1,624	2,218	1,813	1,872	7,527	7,069

The Company’s commitment to cost control continues to be reflected in the cost structure for 2009 and 2008. However, when necessary, staff levels have gradually been increased to ensure that commitments to research and development projects are met and product innovation and product leadership are not compromised.

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

Amortization expense in 2009 remained constant at $0.3 million compared to fiscal 2008.

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

Earnings (in 000’s) except earnings per share	Three Months Ended 2009 (unaudited)				Year Ended
	Mar 31	Jun 30	Sep 30	Dec 31	2009	2008
Net earnings for the period	$829	$238	$643	$2,922	$4,633	$2,200
Net earnings per share, basic & diluted	$0.02	$0.00	$0.01	$0.05	$0.08	$0.04

Income from operations before taxes were $3.0 million in 2009, compared to the $2.2 million profit in 2008. The improvement was mainly due to increased sales, while keeping tight controls over operating expenses.

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

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value. Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Revenue recognition

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

Effective January 1, 2009, the Company adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables”.

EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements are required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

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

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified in the fiscal 2009 and 2010 year:

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

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢	Vendor specific objective evidence (“VSOE”) of selling price
➢	If VSOE does not exist then third party evidence of selling price (“TPE”) is used
➢
If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

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

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

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

Prior to January 1, 2009, the Company recognized revenue in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3400 and Emerging Issues Committee (“EIC”) Abstracts 142, and the corresponding Financial Accounting Standards Board (“FASB”) issued authoritative guidance on revenue recognition.  Under this guidance, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative selling prices.

Prior to adopting EIC 175, the Company relied on the residual method to determine the fair value of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company now establishes selling price using the relative selling price method. Adopting EIC 175 did not have any impact on the amount, pattern and timing of revenue recognized during 2009 as the Company does not offer a discount on bundled elements within multi-element arrangements and therefore the residual value under EIC-175 is the same as the value determined using the relative selling price method. Further, there were no changes in the units of accounting due to the adoption of EIC 175.

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

Stock Based Compensation

The Company follows the recommendations of CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to an incentive share option plan. Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes Option Pricing Model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense. Recognized stock based compensation is reversed when stock options are forfeited before they vest.

Income Tax

The Company follows the liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented net by current and non-current classifications and are offset to the extent that they relate to the same taxable entity and the same taxation authority and only to the amount of future tax assets that are available when the future tax liabilities are settled.

Future tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the future tax assets will be realized. In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized. As a result, a full valuation allowance was no longer deemed necessary at December 31, 2009 and 2010.

Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a member of the board’s bank account as share capital for Norsat SA. The board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

Recent Accounting Pronouncements

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

The Company commenced its IFRS conversion project in 2008.  The conversion project consists of 3 phases: (1) awareness and assessment; (2) design and (3) implementation. The Company completed its initial awareness and assessment phase during the third quarter of 2008, which involved a high level review of the major differences between Canadian GAAP and IFRS.  During the initial assessment, it was determined that the areas of accounting differences with the highest potential impact to the Company are accounting for property, plant and equipment, revenue recognition, stock based compensation, inventories, as well as initial adoption of IFRS under the provisions of IFRS 1, First-Time Adoption of IFRS.

The Company is currently in the implementation phase, and is nearing completion thereof. This task is being performed by key finance personnel in consultation with the Company’s external auditors. Recommendations were submitted to the Audit Committee for review and have been approved. These recommendations included an analysis of the financial system and internal control impacts, significant accounting policies, and the financial statements impact on first time adoption. As at December 31, 2010, the Company has finalized the elections under IFRS 1 “First Time Adoption to IFRS” and expects to have IFRS compliant opening balance sheets in place shortly after the first quarter of 2010.

The implementation phase involves the roll-out of the designed changes to be developed in the design phase. The implementation phase results in the development of new accounting policies and procedures related to the changes, associated training for the staff and testing the effectiveness of the changes made to the systems.  As part of the implementation phase, the Company ran a parallel system in 2010 outside the main accounting system to facilitate compilation of comparative IFRS data for fiscal year 2010.

Impact of Conversion

The following table summarizes by topic, the expected IFRS transition impacts on the Company’s consolidated balance sheet subtotals and totals as at January 1, 2010.

January 1, 2010	CDN GAAP, as reported	Deferred Tax Asset & Liability	Cumulative translation difference	Share-based payment	Inventories	Restated under IFRS
Assets
Current Assets	16,182,680	(235,920)			197,129	16,143,889
Non-Current Assets	2,501,045	235,920				2,736,965
	18,683,725					18,880,854

Liabilities
Current liabilities	4,128,476	(2,163)				4,126,313
Non-current liabilities	950,207	2,163				952,370
	5,078,683					5,078,683

Shareholder's equity
Share capital	37,401,639					37,401,639
Contributed surplus	3,693,849			(11,781)		3,682,068
Accumulated other comprehensive income	399,537		(399,537)			-
Deficit	(27,889,983)		399,537	11,781	(197,129)	(27,675,794)
	13,605,042					13,407,913

Recent U.S. GAAP Pronouncements

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The adoption of ASC 820-10-65 did not have a material effect on the Company's consolidated financial statements.

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

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This new guidance was effective for fiscal years beginning after November 15, 2009 and did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued new guidance which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  This new guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to embedded Credit Derivatives” (ASC 815).  This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting.  This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition.  This new accounting guidance became effective on July 1, 2010.  This new accounting guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB reached a consensus on ASU 2009-13, “Revenue Recognition” (“ASC 605”), “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”), “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company early adopted these ASU’s to maintain consistency with the Company’s CDN GAAP revenue recognition policies. The adoption of these policies did not have a material impact on the Company’s consolidated financial statements.

Recently Adopted U.S. GAAP Policies

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have material impact on the Company’s consolidated financial statements.

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

The Company's cash and cash equivalent balance as at December 31, 2010 was $6.3 million, an increase of $1.6 million from $4.7 million as at December 31, 2009. During 2010, cash generated by operations was $1.0 million. Financing activities generated net proceeds of $1.0 million during 2010 while investing activities consumed $0.5 million during the period.

The Company’s working capital requirements are mainly for production materials, productions and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and enhancing of inventory controls.

As at December 31, 2010, working capital* increased to $13.3 million as compared to $12.1 million at the end of 2009.

Accounts receivable, was at $6.0 million as at December 31, 2009, down from the balance of $6.8 million as at December 31, 2008.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets
Accounts receivable, was $4.6 million as at December 31, 2010, down from $6.0 million as at December 31, 2009. The decrease is due to the effects of a significant US military order in 2009, which was not repeated at the same volume level in 2010, and partially offsetting the decrease is an increase of VAT and GST/HST receivables.

Accounts payable and accrued liabilities decreased slightly to $2.8 million as of December 31, 2010 as compared to $2.9 million at the end of 2009. All of the Company’s accrued liabilities are in good standing and are less than one year of age.

Inventory as at December 31, 2010 was $5.7 million, an increase of $1.6 million, compared to $4.1 million as at December 31, 2009. The increase in inventory was primarily a result of satellite orders being pushed into the first quarter of 2011 as the related contracts arrived late in the fourth quarter.

As of December 31, 2010, shareholders’ equity improved to $15.8 million compared to $13.6 million at December 31, 2009.

At December 31, 2010, the Company has accumulated a deficit of $25.8 million. The Company has successfully generated net earnings from continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010. However, these past successes cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver solid performance in the future.

The Company may also deploy its cash for any suitable investments consistent with the company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment and financing transactions that would accelerate the Company’s growth in the areas outlined above.

The Company’s capital resources as at December 31, 2010 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon.

The Company has a secured operating line of credit with HSBC (“the Bank”) amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In addition, the Company has a revolving demand note with the Bank in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum. As at December 31, 2010, the Company had no outstanding amounts related to these facilities.

On January 21, 2011, the Company acquired of all the shares of Sinclair Technologies Holdings Inc. (“STHI”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario. The purchase price totals approximately US$19.25 million, subject to normal closing adjustments.

The Company paid cash consideration of US$16.0 million, financed from the Company’s cash and cash equivalents and US$12.0 million in debt financing from HSBC, 4,028,932 common shares issued from treasury, and promissory notes with a total face value of US$750,000 plus interest at 3% per annum issued to the shareholders of STHI.

As a result of this acquisition, the Company’s credit facility with HSBC (“the Bank”) was amended.  The Company continues to have access to a secured operating line of credit with the Bank amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. An acquisition loan for US$12,000,000 was obtained and is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 3.5% depending on the Company’s funded Debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on consolidated financial statements. The full amount of the acquisition loan has been drawn and is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, the Company repays an amount equal to the greater of (i) 5% of the original balance, and (ii) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. As at March 16, 2011, the Company’s acquisition loan was paid down to US$11.8 million.

C.           Research and development, patents and licenses, etc.

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

In 2009 and 2010, the Company continues to develop products in all business lines and did not file any new patents. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grant awarded in 2008.

D.           Trend information

Management believes that a number of industry trends are influencing demand for the Company’s products.  Satellites solutions are particularly attractive to user communities who are on the move or have damaged or non-existent communications infrastructure. In today’s 24 hour society, even austere communities have a need to access the information superhighway. In general, wireless broadband connectivity is the right technology for remote and austere parts of the world given its cost, speed, minimal infrastructure, ease of use, portability options, and ease of expansion to encompass more users.

Specific trends include the following:

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.
➢
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢
In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢
Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

➢
Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

➢
Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

The Company believes that there will be continued demand in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products and Maritime segments are more mature markets. Upon the global economy’s recovery from the current recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions provided to customers.

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

The current recessionary trends coupled with the Company’s strong financial position and capital structure represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders.

E.                 Off-balance sheet arrangements

Not applicable.

F.                  Tabular disclosure of contractual obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2010 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years:

Contractual Obligations	2011	2012	2013	2014	2015 and later	Total
	$	$	$	$	$	$
Inventory purchase obligations	2,368,037					2,368,037
Operating lease obligations	403,562	293,461	314,076	325,394	581,661	1,918,154
Total	2,771,599	293,461	314,076	325,394	581,661	4,286,191

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $2.4 million in 2010. As at December 31, 2010, the Company had operating lease commitments that extend to November 2016.

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

6.            Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Ugo A. Doninelli
Director and Chairman of the Board

Mr. Ugo A. Doninelli became a director of Norsat in May 1988. Subsequent to the year ended December 31, 2010 Mr. Doninelli passed away on February 19, 2011, thereby his capacity as Director and Chairman of the Board was resigned at that time. Prior to his passing he was the General Manager and President and CEO of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. He exercised direction over the 1,985,575 Norsat common shares held by Prismafin S.A. He also served as a Director and Chairman of the Board for Lifeware SA Lugano, Chiasso, Zurich/Switzerland and Frankfurt A.M. in Germany as third Party Administrator for Life Insurance Companies.

Joseph Caprio
Director and US Chairman

Mr. Caprio became a director of Norsat on April 30, 2005. Mr. Caprio has 35 years of experience as a recognized organizational development expert. Mr. Caprio is a former Associate Dean at Colgate University and has served as a management consultant and as the operating officer of entrepreneurial businesses. Mr. Caprio, who lives in New York, is a strong proponent of the participative management philosophy of the American Management Association and has counseled a number of successful organizations. Mr. Caprio holds a BS degree in management from the University of Rhode Island, Kingston, RI and an MA degree from Colgate University, Hamilton, NY.

Margaret A. Good
Director and Chair of Audit Committee

Ms. Good became a director of Norsat on May 7, 2010. Ms. Good is a Chartered Accountant based in North Vancouver, British Columbia with over 20 years of experience in financial operations. Ms. Good currently manages her own consulting firm called Sagebrush Consulting Ltd. Ms. Good earned a Bachelor of Commerce, Accounting and Information Management Systems from University of British Columbia. Ms. Good is a member of the Institute of Chartered Accountants of British Columbia.

Dr. Amiee Chan
Director, President and Chief Executive Officer

Dr. Amiee Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company.  See Senior Management section below.

James Sharpe
Former Director

Mr. Sharpe became a director of Norsat in May 2005 and resigned May 5, 2010. James Sharpe has over twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large complex organizations. He is currently the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities. Mr. Sharpe holds a BA in accounting from the University of Washington, an MBA from Pepperdine University and a MS in International Business from the University of Strathclyde, Scotland.

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

Trevor Greene, Executive Officer
Chief Financial Officer
Mr. Greene was appointed Chief Financial Officer on April 1, 2010. Subsequent to the year ended December 31, 2010, Mr. Greene resigned from the Company as at January 23, 2011. Mr. Greene, a Chartered Accountant, worked for Ernst & Young Chartered Accountants and obtained substantial experience in financial reporting of both Canadian and US publicly listed companies, primarily in mining and technology related industries. As a manager within the assurance practice, Mr. Greene is also well versed in the requirements of complex regulatory environments, including reporting under SOX 404 and International Financial Reporting Standards (“IFRS”). Prior to joining Ernst & Young, Mr. Greene’s professional experience included process engineering, cost management and analysis, short term and long term cash management, and ISO 9000 certification, developed while working within the accounting team of a world class international shipping firm and as financial manager of a startup manufacturing company. Mr. Greene reported to Dr. Chan.

Eugene Syho, Executive Officer
Former Chief Financial Officer
Mr. Syho was appointed as Chief Financial Officer on January 21, 2008 and left the Company on May 6, 2010. Prior to joining Norsat, Mr. Syho was the Director of Finance and CFO of Stylus Limited Partnership, one of six businesses included in TSX-listed Terravest Income Fund’s portfolio of companies; and in controllership roles at Specialty Building Products, a subsidiary of Masonite, Inc. and at International Forest Products. Mr. Syho has a Certified Management Accountant designation, holds an Executive Masters in Business Administration and a Bachelor of Science. Mr. Syho reported to Dr. Chan.

William R. Witten, Executive Officer
Former Vice President, Sales
Mr. Witten joined the Company in February, 2004 as Director of Sales and his mandate included global sales management for the Company and overseeing the Company’s Virginia subsidiary, Norsat International (America).  Mr. Witten was appointed as Vice President, Sales on September 8, 2006 and left the Company on October 15, 2008.  Mr. Witten has held progressively senior positions with AT&T, MCI, Loral Skynet, Newpoint Technologies and Telecommunications Systems Inc. Mr. Witten holds a Bachelor of Computer Science degree from American University. Mr. Witten has over thirty years of telecommunications and satellite communications experience. His experience spans tactical deployable systems, distance learning, wireless broadband, voice over IP and microwave systems. Mr. Witten reported to Dr. Chan.

Pervez Siddiqui, Executive Officer
Former Vice President, Marketing
Mr. Siddiqui joined the Company in October 2004 as the Director, Marketing and was responsible for product management, channel management, marketing communications and investor relations. Mr. Siddiqui was appointed as Vice President, Marketing September 8, 2006 and left the Company on October 15, 2008. Prior to joining Norsat, Mr. Siddiqui worked in the international marketing department of the Microwave Communications Division at Harris Corporation (NYSE: HRS); and in general management at Inzigo, Inc., a New York-based speech recognition company and at Succeed Corporation, a software company focused on consumer applications. Mr. Siddiqui holds a Bachelor of Commerce degree from McGill University, and serves on the Board of Directors of the Canadian Mental Health Association (Vancouver/Burnaby). Mr. Siddiqui reported to Dr. Chan.

B.           Compensation

Compensation of Directors
All compensation paid to the Board of Directors is in Canadian Dollars and reported below in Canadian Dollars.

The following table is the directors’ fee structure for the fiscal year ended December 31, 2010:

2010
Chairman of Board of Directors	$30,000
Chairman of Audit Committee	$25,000
Other Board Members	$20,000

Effective July 29, 2009, fees of $5,000 per year are paid to each director responsible for the Company’s U.S. or the Swiss subsidiaries. Each director is also paid a fee of $500 for each directors’ meeting attended.

During the Company’s fiscal year ended December 31, 2010, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was Cdn $94,337.

All compensation paid to the Board of Directors is reported below in Canadian Dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2010 by each director:

Name and Principal Position	Fees earned ($)	Share-based awards	Option based awards	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Ugo Doninelli (1)	35,000	Nil	11,979	Nil	Nil	2,000	48,979
Joseph Caprio	25,000	Nil	7,986	Nil	Nil	4,700	37,686
James Sharpe (2)	15,041	Nil	20,438	Nil	Nil	1,500	36,979
Margaret A. Good (3)	10,096	Nil	38,233	Nil	Nil	1,000	49,329

NOTES
(1)	Mr. Doninelli passed away on February 19, 2011.
(2)	Mr. Sharpe resigned from the board on May 6, 2010 and received a proration of his annual fee as director and audit committee chair.
(3)	Ms. Good joined the board on May 7, 2010 and received a proration of her annual fees as director and audit committee chair.

Compensation of Officers
During the Company’s fiscal year ended December 31, 2010, the aggregate cash compensation paid or payable by the Company or its subsidiaries to its executive officers, all of whose financial statements are consolidated with those of the Company, was $720,521.

The following table reported in United States Dollars sets forth all annual and long term compensation granted by the Company and its subsidiaries for the year ended December 31, 2010, 2009 and 2008 to each member of senior management.  Mr. Witten received his compensation in United States Dollars, all others received their compensation in Canadian Dollars and were translated to US Dollars using the exchange rates referenced in Item 3A:

					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards	Option based awards (1)	Annual Incentive Plans (2)	Long-term incentive plans	Pension Value ($)	All Other Compensation ($) (9)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Dr. Amiee Chan, President and Chief Executive Officer	2010	174,774	N/A	15,509	186,507	N/A	18,064	N/A	394,855
	2009	140,117	N/A	18,455	110,917	N/A	12,552	N/A	282,041
	2008	150,094	N/A	27,682	142,880	N/A	14,649	N/A	335,304
Trevor Greene, Chief Financial Officer (3)	2010	104,939	N/A	42,223	0	N/A	5,247	N/A	152,409
Eugene Syho (Former Chief Financial Officer) (4)	2010	51,498	N/A	7,754	7,869	N/A	6,509	62,223 (6)	135,853
	2009	118,224	N/A	9,228	41,594	N/A	7,991	N/A	177,037
	2008	105,408	N/A	36,551	N/A	N/A	5,270	N/A	147,229
William R. Witten (Former Vice President, Sales) (5) (10)	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	165,395 (8)	165,395
	2008	165,230	N/A	11,066	88,881	N/A	N/A	69,009 (8)	334,186
Pervez Siddiqui (Former Vice President, Marketing) (5)	2010	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2009	N/A	N/A	N/A	N/A	N/A	N/A	68,417 (7)	89,211
	2008	117,261	N/A	10,381	49,115	N/A	7,098	N/A	83,855

NOTES:
(1)	Amounts for option based awards are valued under the Black-Scholes Options Pricing Model.
(2)	Amounts paid in the fiscal year related to performance in the prior year.
(3)	Mr. Greene joined the Company in April 1, 2010 and subsequently left on January 23, 2011.
(4)	Mr. Eugene Syho joined the Company on January 21, 2008 and left on May 6, 2010.
(5)	Left the Company on October 15, 2008.
(6)	Included in Mr. Syho’s Other Compensation amount includes car allowances and severance payments.
(7)	Included in Mr. Siddiqui’s Other Compensation amounts reflect severance payments only.
(8)	Included in Mr. Witten’s Other Compensation was commission paid through the year and severance payments.
(9)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.

The bonus amounts were paid pursuant to the Company’s Employee Compensation Plan.  The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company.

Reference is also made to item C immediately below – specifically “Board practices - Performance Bonus”.

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

Composition of the Board

The Board was composed of four directors, three of whom are considered “independent” to the Company. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

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

Measures for Receiving Shareholder Feedback

Management has been asked to make the Board aware on an ongoing basis of any significant shareholder concerns communicated to management.  Currently the CEO and CFO respond to shareholder inquiries and direct appropriate matters to senior management.  Senior management will meet with shareholders to discuss their concerns where appropriate.

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2006 was Canadian $5,000,000 which was reduced to Canadian $3,000,000 effective on May 1, 2007. Total premiums paid in Canadian dollars amounted to $52,200 in 2008 and $58,580 in 2007. On May 1, 2009, Directors’ and Officers’ liability insurance coverage was changed to US$3,000,000. Total premiums paid amounted to US$43,943. Effective June 30, 2010 the coverage was increased to US$5,000,000 and total premiums expensed in 2010 amounted to US$45,597.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting. The current directors have served as such as follows:  Mr. Doninelli since May 1988; Mr. Caprio since May 2005; Dr. Chan since August 2009; Ms. Good since May 2010.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has one standing committee being the Audit Committee.

Audit Committee

The Company’s Audit Committee was comprised of three directors of the Board namely: Good, Caprio, and Doninelli (each of whom is independent and an “unrelated” director).  Each member of the Audit Committee considers himself/herself financially literate and capable of reading and understanding financial statements, and Ms. Good has an accounting designation and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2010, the Audit Committee met four times to carry out its responsibilities.

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

On May 6, 2010, Grant Thornton LLP was appointed as the auditor for the Company for the fiscal year ending December 31, 2010.

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

The Audit Committee reviewed and approved audit fees, audit related fees, tax fees and other services fees imposed by Grant Thornton LLP.

Taking all of these reviews and discussions into account, on March 16, 2011, the Audit Committee recommended to the Board of Directors that the Board approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2010.

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

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance, and experience. The Company’s benefit package is designed to be competitive with its peer group in the industry in terms of revenues and number of employees.

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

As a result of profits in 2008, corporate bonuses of $174,152 for executives that was accrued for in 2008 and were paid out on February 27, 2009.

As a result of profits in 2009, corporate bonuses of $273,119 for executives that was accrued for in 2009 and were paid out on February 26, 2010.

As a result of performance in 2010, no corporate bonus for executives was awarded.

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

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually and approved by the Board of Directors. On December 9, 2007, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2008. On November 8, 2008, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2009. On November 4, 2009, The Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2010.

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

In 2010, the Company increased resources in its administration team. These additions relate primarily to customer service and have improved our overall customer experience.

The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2010	December 31, 2009	December 31, 2008
Senior Management	2	2	2
Research and Development	13	14	13
Sales and Marketing	12	11	11
Finance	6	5	5
Other Administration	7	2	2
Production and Logistics	21	21	18
Total	61	55	51

The following table shows the number of employees by geographical location at the end of each period:
	Canada	United States	Other	Total
2010	54	3	4	61
2009	45	3	7	55
2008	42	2	7	51

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.           Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2010:

Name, Position, Country of residence	Number of common shares owned (1)	As a % of outstanding common shares	Number of common share purchase warrants owned
Ugo A. Doninelli (Director and Chairman of the Board) Switzerland	2,233,067(2)	4.10%	Nil
Joseph Caprio (Director) USA	138,936 (3)	0.26%	Nil
Margaret A. Good (Director and Chair of the Audit Committee)	21,000 (4)	0.04%	Nil
Amiee Chan (Director, President and CEO) Canada	458,536	0.85%	Nil
Trevor Greene (Chief Financial Officer) Canada (5)	7,000	0.00%	Nil

NOTES:
(1)
The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)
Mr. Doninelli passed away on February 19, 2011.  As at December 31, 2010, Mr. Doninelli, personally held 247,492 shares of the Company. By virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., he also exercised direction over 1,985,575 common shares of the Company held by Prismafin S.A.

(3)
Mr. Caprio directly owns 114,386 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 24,550 shares of the Company, bringing his total ownership to 138,936.

(4)	Held by Ms. Good’s consulting firm, Sagebrush Consulting Ltd.
(5)	Mr. Greene left the Company on January 23, 2011.

The following table sets forth details of the Directors and Executive Officers outstanding stock options as at December 31, 2010 and the fiscal year-end value of in-the-money unexercised options:

	Options based awards				Share based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn)	Options expiration date	Value of unexercised in the money options (Cdn) (1)	Number of shares not vested	Market value of share based awards that have not vested
Ugo A. Doninelli (Director and Chairman of the Board) (2)	18,750	$2.50	2-Oct-11	Nil	N/A	N/A
	18,750	$3.40	2-Oct-11	Nil	N/A	N/A
	18,750	$4.50	2-Oct-11	Nil	N/A	N/A
	18,750	$6.15	2-Oct-11	Nil	N/A	N/A
	30,000	$1.37	1-Apr-13	Nil	N/A	N/A
	30,000	$0.90	1-Apr-14	Nil	N/A	N/A
	30,000	$0.70	1-Apr-15	Nil	N/A	N/A
	165,000			Nil
Joseph Caprio (Director)	20,000	$1.37	1-Apr-13	Nil	N/A	N/A
	20,000	$0.90	1-Apr-14	Nil	N/A	N/A
	20,000	$0.70	1-Apr-15	Nil	N/A	N/A
	60,000			Nil
Margaret A. Good (Director and Chair of the Audit Committee)	100,000	$0.67	7-May-15	Nil	N/A	N/A
Dr. Amiee Chan, (President and Chief Executive Officer)	200,000	$0.51	5-Oct-11	$22,000	N/A	N/A
	40,000	$1.37	1-Apr-13	Nil	N/A	N/A
	40,000	$0.90	1-Apr-14	Nil	N/A	N/A
	40,000	$0.70	1-Apr-15	Nil	N/A	N/A
	320,000			$22,000
Trevor Greene (Chief Financial Officer) (3)	100,000	$0.74	5-May-15	Nil	N/A	N/A
Eugene Syho (Former Chief Financial Officer) (4)	Nil	Nil	Nil	Nil	N/A	N/A
James Sharpe (Former Director and Chair of the Audit Committee) (5)	40,000	$0.70	2-Apr-12	Nil	N/A	N/A
	60,000	$0.61	28-Jul-15	$600	N/A	N/A
	100,000			$600

  NOTES:
                  (1) Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2010, less the exercise price of the stock option(s).
(2)	Mr. Doninelli passed away on February 19, 2011.
(3)	Mr. Greene left the Company on January 23, 2011.
(4)	Mr. Eugene Syho left the Company on May 6, 2010.
(5)	Mr. Sharpe resigned from the board on May 6, 2010.

7.         Major Shareholders and Related Party Transactions

A.         Major shareholders

The Company's authorized capital consists of 75,000,000 common shares without par value, of which 53,658,909 common shares were issued and outstanding as at December 31, 2010. There were 110 holders in the U.S. with holdings of 9,902,982 common shares as at December 31, 2010.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.         Related party transactions

Reference is made under “Item 8 A1. Consolidated Statements and Other Financial Information”, specifically note 18.

C.         Interests of experts and counsel

 Not Applicable.

8.              FINANCIAL INFORMATION

A1.           Consolidated Statements and Other Financial Information

NORSAT INTERNATIONAL INC.

Consolidated Financial Statements
Years Ended December 31, 2010, 2009 and 2008
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

The Company’s independent auditors, Grant Thornton LLP, have audited the consolidated financial statements and their report follows.

“Amiee Chan” Amiee Chan	“Arthur Chin” Arthur Chin
President and Chief Executive Officer	Chief Financial Officer

Independent auditor’s report of registered public accounting firm

To the shareholders of Norsat International Inc.	Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4 T (604) 687-2711 F (604) 685-6569 www.GrantThornton.ca

We have audited the accompanying consolidated financial statements of Norsat International Inc., which comprise the consolidated balance sheet as at December 31, 2010, and the consolidated statements of earnings, deficit and comprehensive income, and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We were not engaged to perform an audit of the company’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Norsat International Inc. as at December 31, 2010, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Other matter
The consolidated financial statements of Norsat International Inc. for the years ended December 31, 2009 and 2008 were audited by another auditor who expressed an unmodified opinion on those statements on March 11, 2010.

Vancouver, Canada

March 16, 2011	Chartered accountants

Norsat International Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)

	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$6,315,043	$4,714,644
Short-term investments	39,030	36,932
Accounts receivable, net (notes 4, 5 and 6)	4,562,606	5,970,127
Inventories (note 7)	5,727,989	4,077,898
Prepaid expenses and other	590,451	1,147,159
Future income tax asset - short term (note 15)	218,476	235,920
Total current assets	17,453,595	16,182,680

Long-term prepaid expenses and other	9,340	9,340
Property and equipment, net (notes 5 and 8)	958,649	529,905
Intangible assets, net (note 9)	340,258	224,052
Future income tax asset - long term (note 15)	1,652,247	1,737,748
Total assets	$20,414,089	$18,683,725

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,574,335	$1,396,106
Accrued liabilities	1,269,829	1,551,339
Deferred revenue	1,201,250	1,178,868
Current income tax payable (note 15)	139,775	—
Future income tax liability - short term (note 15)	—	2,163
Total current liabilities	4,185,189	4,128,476

Long-term deferred revenue	395,720	625,075
Future income tax liability - long term (note 15)	—	325,132
Total liabilities	4,580,909	5,078,683
Shareholders’ equity:
Share capital (notes 12a and 12b)	37,447,180	37,401,639
Contributed surplus (note 12e)	3,723,474	3,693,849
Accumulated other comprehensive income (note 11)	399,537	399,537
Deficit	(25,737,011)	(27,889,983)
Total shareholders’ equity	15,833,180	13,605,042
Total liabilities and shareholders’ equity	$20,414,089	$18,683,725

Commitments and contingencies (notes 5 and 19)

See accompanying notes to consolidated financial statements.

“Fabio Doninelli”	“Margaret A. Good”

Fabio Doninelli	Margaret A. Good

Norsat International Inc.
Consolidated Statements of Earnings, Deficit and Comprehensive Income
(Expressed in US Dollars)

	2010	2009	2008
Sales (note 16)	$20,233,009	$21,164,522	$18,056,836
Cost of sales	10,629,476	10,650,278	8,787,621
Gross Profit (note 16)	9,603,533	10,514,244	9,269,215
Expenses:
Selling, general and administrative	6,434,781	6,065,482	6,253,673
Product development, net (note 5)	473,579	774,860	799,968
Amortization	382,796	330,163	346,621
	7,291,156	7,170,505	7,400,262
Earnings for the year before other expenses	2,312,377	3,343,739	1,868,953
Other expenses (income) (note 13)	250,258	357,405	(330,808)
Earnings before income taxes	2,062,119	2,986,334	2,199,761
Current income tax expense (note 15)	139,775	—	—
Future income tax recovery (note 15)	(224,350)	(1,646,373)	—
Net earnings for the year	2,146,694	4,632,707	2,199,761
Transitional adjustment on adoption of accounting policy (note 7)	—	—	285,396
Shares repurchased (note 12b(i))	6,278	(8,121)	—
Deficit, beginning of year	(27,889,983)	(32,514,569)	(34,999,726)
Deficit, end of year	$(25,737,011)	$(27,889,983)	$(32,514,569)

Net earnings for the year	$2,146,694	$4,632,707	$2,199,761

Other comprehensive income (loss):
Currency translation adjustment (note 2c)	—	628,747	(1,536,010)
Comprehensive income for the year	$2,146,694	$5,261,454	$663,751
Earnings per share - basic (note 14)	$0.04	$0.08	$0.04
Earnings per share - diluted (note 14)	$0.04	$0.08	$0.04
Weighted average number of shares outstanding
Basic (note 14)	53,566,853	58,340,900	53,351,652
Diluted (note 14)	53,651,336	58,511,467	53,321,652

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in US Dollars)

	2010	2009	2008
Cash and cash equivalents provided by (used in)
OPERATING ACTIVITIES:
Net earnings for the year	$2,146,694	$4,632,707	$2,199,761
Items not involving cash:
Amortization	382,796	330,163	346,621
Foreign exchange loss (gain)	11,304	345,828	(118,614)
Current income tax expense (note 15)	139,775	—	—
Future income tax recovery (note 15)	(224,350)	(1,646,373)	—
(Gain)/Loss on disposal of property and equipment	(29,396)	—	114
Impairment of assets (notes 8 and 13)	133,429	—	—
Stock-based compensation (notes 12b(v), 12b(vii) and 12c)	160,256	209,518	129,814
Government contributions received (note 5)	(1,086,968)	(1,324,922)	(742,409)
Changes in non-cash working capital (note 17)	(586,912)	762,726	(2,709,110)
Cash provided by (used in) operating activities	1,046,628	3,309,647	(893,823)

INVESTING ACTIVITIES:
Purchase of property and equipment	(584,789)	(377,029)	(336,081)
Government contribution for acquisition of property and equipment (note 5)	28,878	12,151	33,750
Proceeds from redemption of short term investments	—	—	77,655
Proceeds from sale of assets	61,500	—	—
Cash used in investment activities	(494,411)	(364,878)	(224,676)

FINANCING ACTIVITIES:
Repurchase of common shares (note 12b(i))	(311,825)	(516,796)	—
Share issuance costs (note 12b(iv))	(2,196)	—	—
Normal course issuer bid listing costs (note 12b(i))	(4,689)	—	—
Shares issued under ESOP (note 12b(iv))	133,019	—	—
Proceeds from exercise of warrants and options (note 12d)	106,879	52,901	1,728,305
Proceeds from government contributions (note 5)	1,126,994	1,205,926	228,842
Net payments on the operating line of credit	—	—	(495,908)
Cash provided by financing activities	1,048,182	742,031	1,461,239

Effect of foreign currency translation on cash and cash equivalents	—	44,782	(46,186)
Increase in cash and cash equivalents	1,600,399	3,731,582	296,554
Cash and cash equivalents, beginning of the year	4,714,644	983,062	686,508
Cash and cash equivalents, end of the year	$6,315,043	$4,714,644	$983,062

Supplemental cash flow and other disclosures (note 17)

See accompanying notes to consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

1.	Nature of Business

The Company is incorporated under the laws of British Columbia and its principal business activities include the marketing, design and sales of microwave products and portable satellite products that provide rapidly deployable broadband satellite data and video continuity in areas where traditional communication infrastructure is insufficient, damaged or non-existent. The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products and Wireless Networks and Norsat Capital.

2.	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which materially conform to those established in the United States, except as explained in note 22.

a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Norsat International America Inc., Norsat International (United Kingdom) Ltd., Norsat Korea Ltd., Norsat Capital (formerly 0841954 BC Ltd.), Norsat S.A. and its wholly owned subsidiary Norsat Italia SRL. All inter-company balances and transactions have been eliminated.

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

Change in Functional Currency

On July 14, 2009, the Company completed a structural reorganization that transferred a significant portion of assets including customer relationships, patents and goodwill to a wholly owned subsidiary of the Company. Under the reorganized structure, Norsat International Inc., the parent entity, has limited activity and almost all of its revenues will be denominated in United States dollars. As a result of this change in circumstances, Norsat undertook a review of the functional currency exposures of all of its business units according to the Canadian Institute of Chartered Accountants (“CICA”) section 1651, ‘”Foreign Currency Translation”, and concluded that the currency exposures of its Canadian and foreign operations are now predominately in United States dollars.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

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

The Company follows the recommendations of CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, for stock options granted to employees, directors and consultants pursuant to an incentive share option plan described in note 12(c).

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the stock options at the grant date for stock options granted to employees or at the measurement date for stock options granted to non-employees using the Black-Scholes Option Pricing Model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense. Recognized stock-based compensation is reversed when stock options are forfeited before they vest.

e)	Cash and Cash Equivalents

Cash and cash equivalents consist of, highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

f)	Short-term Investments

Included in short-term investments are Guaranteed Investment Certificates with terms of maturity of three months or more, but one year or less when acquired.

g)	Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, at the end of each fiscal year, management specifically analyzes the age of outstanding customer balances,

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed. Throughout the year, if the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made.

h)	Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.
Long-term prepaid expenses and other include other deposits of greater than one year.

i)	Inventory

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work-in-process inventory include materials, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

j)	Property and Equipment

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

k)	Intangible Assets

The Company follows the recommendations of CICA section 3064 “Goodwill and Intangible Assets” for recognition, measurement, presentation and disclosure of intangible assets. An intangible asset meets the identification criterion when it is separable or arises from contractual or other legal rights, regardless of whether those rights are transferable or separable. The Company recognizes an intangible if and only if (a) it is probable that the expected future economic benefits that are attributable to the asset will flow to the Company; and (b) the cost of the asset can be measured reliably. Intangible assets are initially measured at cost which comprises of its purchase price, including duties, taxes, legal costs, professional fees and any

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

directly attributable cost of preparing the asset for its intended use. A recognized intangible asset is amortized over its estimated useful life on a straight-line basis unless the life is determined to be indefinite. The useful life of an intangible asset is estimated based on an analysis of, in particular, the expected use of the asset by the Company and any legal or contractual provisions that may limit the useful life. Acquired software licenses are amortized over 1 to 3 years on a straight-line basis.

The amortization method and estimate of useful life of an intangible asset are reviewed annually. An intangible asset that is subject to amortization is tested for impairment according to section 3063 “Impairment of Long-lived Assets” which states that an impairment loss is recognized when the carrying amount of the long lived asset is not recoverable and exceeds its fair value. The test for recoverability is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Intangible assets which have indefinite lives are not amortized, but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment loss is the amount by which the carrying amount exceeds the fair value. If the fair value subsequently increases, the impairment loss for an intangible asset is not reversed.

l)	Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected as short term deferred revenue (revenue that can be recognized in one year or less).  Included in short term deferred revenue are amounts related to installation, training, extended warranty, and post contract support associated with the sale of the Company’s products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under the Company’s policies is reflected as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by the Company to its customers.

m)	Comprehensive Income

Comprehensive income comprised of net income for the period and currency translation adjustment until July 1, 2009. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of the Company’s functional currency to its reporting currency until July 1, 2009.

n)	Equity

The Company has presented separately the equity components and changes in equity arising from: (i) net income; (ii) other comprehensive income; (iii) other changes in retained earnings; (iv) changes in share capital; and, (v) changes in contributed surplus.

o)	Financial Instruments

The Company's financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. Cash and cash equivalents and short-term investments are classified as held for trading. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities. The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity. The Company recognizes all transaction costs immediately in net income for all financial assets and liabilities.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

p)	Revenue Recognition

Revenues consist of sales of hardware, software, consulting, installation, training, extended warranty and post contract services.  These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

Effective January 1, 2009, the Company adopted the provisions of EIC 175 “Arrangements with Multiple Deliverables”.

EIC-175 is an amendment of EIC-142, “Arrangements with Multiple Deliverables”, such that the Canadian guidance will remain converged with the US guidance for multi-element arrangements. The revised guidance changes the determination of separate units of account and the allocation of the consideration to the deliverables. Additional disclosure requirements are required not only for the transition adjustments but also thereafter for all significant multiple-element arrangements.

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

The following describes the Company’s accounting policy on revenue recognition for contracts entered into or materially modified in the fiscal 2009 and 2010 year:

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

  For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢	Vendor specific objective evidence (“VSOE”) of selling price
➢	If VSOE does not exist then third party evidence of selling price (“TPE”) is used
➢
If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used. In all cases selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on satellite products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

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

Extended warranty of 1 to 3 years can be purchased separately by customers. The Company follows EIC 143, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts”, to record revenue on multi-element arrangements on extended warranty. Revenue on extended warranty are deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

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

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Prior to January 1, 2009, the Company recognized revenue in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3400 and Emerging Issues Committee (“EIC”) Abstracts 142, and the corresponding Financial Accounting Standards Board (“FASB”) issued authoritative guidance on revenue recognition.  Under this guidance, if objective and reliable evidence of fair value existed for all units of accounting, the arrangement consideration was allocated based on their relative fair values. In situations where there was objective and reliable evidence of fair value of the undelivered item but no such evidence for the delivered item the residual was assigned to the delivered item. The reverse was not permitted (i.e. assigning the residual to the undelivered item). Subsequent to the adoption of EIC-175, the arrangement consideration is allocated to all deliverables based on their relative selling prices.

Prior to adopting EIC 175, the Company relied on the residual method to determine the fair value of its delivered hardware products. However, since the residual method is not allowed under EIC 175, the Company now establishes selling price using the relative selling price method. Adopting EIC 175 did not have any impact on the amount, pattern and timing of revenue recognized during 2009 as the Company does not offer a discount on bundled elements within multi-element arrangements and therefore the residual value under EIC-175 is the same as the value determined using the relative selling price method. Further, there were no changes in the units of accounting due to the adoption of EIC 175.

q)	Research and Development Costs

Research costs are expensed as incurred.  Development costs are deferred if the product or process and its market or usefulness is clearly defined, the product or process has reached technical feasibility, adequate resources exist or are expected to exist to complete the project and management intends to market or use the product or process.  If these criteria are not met, the development costs are expensed as incurred.  For fiscal 2010, 2009 and 2008, all development costs have been expensed.

r)	Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment.

s)	Income Taxes

The Company follows the liability method of accounting for income taxes.  Under this method, the Company recognizes and measures its assets and liabilities, income taxes currently payable or recoverable as well as future taxes, which will arise from the realization of assets or settlement of liabilities at carrying amounts which differ from their tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled.  Future tax assets and liabilities are presented by current and non-current classifications and are offset to the extent that they relate to the same taxable entity and the same taxation authority and only to the amount of future tax assets that are available when the future tax liabilities are settled. Future tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that the future tax assets will be realized.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Significant Accounting Policies (continued)

In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized.

t)	Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is computed using the treasury stock method, which assumes that all dilutive options and warrants were exercised at the beginning of the period, or the date of grant if later, and the proceeds received were applied to repurchase common shares at the average market price for the period.  Stock options and warrants are dilutive when the market price of the common shares during the period exceeds the exercise price of the options and warrants and when the Company generates income from operations.

u)	Conversion to International Financial Reporting Standards (“IFRS”)

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

3.	Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The Company’s capital consists of shareholders’ equity and the operating line of credit (if drawn).  The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets.  As at December 31, 2010 shareholder’s equity was $15,833,180.

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company plans to continue to fund its short-term cash requirements through operations, and if required, the Company has an operating line of credit in place that can be drawn upon (note 10).

During September 2008, the Company also entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2011 (note 5).

For the year ended December 31, 2010, there were no changes in the Company's approach to capital management.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

The Company has externally imposed capital requirements. Under its operating line of credit agreements, the Company’s working capital ratio (current assets divided by current liabilities) cannot be less than 1.15:1 and debt to tangible net worth ratio (total liabilities divided by the sum of total assets minus total liabilities) cannot exceed 2.5:1. As at December 31, 2010, the Company’s working capital ratio was 4.17:1 and the debt to tangible net worth ratio was 0.29:1. For the year ended December 31, 2010, the Company has met all of its externally imposed capital requirements. As at December 31, 2010, there was no amount drawn on the operating line of credit.

4.	Financial Instruments and Risk Exposures

Financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans & receivables, available-for-sale financial assets and other financial liabilities.

The Company’s financial assets include cash and cash equivalents, short-term investments, and accounts receivable.  The Company’s financial liabilities include accounts payable and accrued liabilities.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading financial assets, measured at fair value. Accounts receivable are classified as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.
Fair value measurement

The accounting provisions for the fair value measurements include a three-level hierarchy for disclosure of financial assets and liabilities recorded at fair value. Fair value of assets and liabilities included in level 1 is determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. Cash and cash equivalents and short term investments are considered level 1 financial assets whose fair values are determined by reference to quoted prices in active markets for identical assets and liabilities.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at December 31, 2010, the balance of the allowance for doubtful accounts was $34,909 (2009 - $52,236). Pursuant to their respective terms, gross accounts receivable was aged as follows as at December 31, 2010 and December 31, 2009:

In thousands of dollars	2010	2009
Current	$1,648	$4,053
0-30 days overdue	1,578	956
31-60 days overdue	399	480
61-90 days overdue	973	533
Total accounts receivable	$4,598	$6,022

While there is a possibility of increased customer credit risk due to the ongoing global recessionary trends, the exposure to the Company was minimal at the end of December 31, 2010 due to the composition of the Company’s customer base.  As at December 31, 2010, the Company’s trade accounts receivable are made up of approximately 39% (2009- 58%) government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks in Canada and the United States and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at December 31, 2010 totaled $6,315,043, representing the maximum exposure to credit risk of these financial assets. Approximately 84% of the Company’s cash and cash equivalents at December 31, 2010 were held by one financial institution.

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

As at December 31, 2010, the Company had cash and cash equivalents of $6,315,043, short term investments of $39,030 and accounts receivable of $4,562,606 for a total of $10,916,679 which will cover its short-term financial obligations from its accounts payable of $1,574,335 and accrued liabilities of $1,269,829, which total $2,844,164.

As at December 31, 2009, the Company had cash and cash equivalents of $4,714,644, short term investments of $36,932 and accounts receivable of $5,970,127 for a total of $10,721,703 which will cover its short-term financial obligations from its accounts payable of $1,396,106 and accrued liabilities of $1,551,339, which total $2,947,445.

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

The Company is exposed to currency risk as a result of components of cost being denominated in currencies other than the United States dollar, primarily the Canadian dollar. The Company holds cash and has liabilities (primarily accounts payable and accrued liabilities) in currencies other than the Unites States dollar (primarily the Canadian dollar).

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated accounts payable and accrued liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

A 10% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $90,000 ($90,000).

5.	Government Contributions

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

Repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).  For the year ended December 31, 2010, the Company did not accrue any liability for repayment as the amount cannot be determined.

During fiscal 2010, the Company recorded $1,086,968 (2009- $1,324,922, 2008- $459,021) as a reduction to product development expense in the consolidated statement of earnings and $28,878 (2009- $12,151, 2008- $33,579) as a reduction to property and equipment on the consolidated balance sheet. For the year ending December 31, 2010, total cash received was $1,155,872 (2009- $1,218,077, 2008- nil). As at December 31, 2010, $592,232 (2009- $599,445, 2008- $462,600) remains in accounts receivable.

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

In addition, the Company is also obligated to pay royalty payments to TPC based on the following terms:

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

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

On April 28, 2004, the Company issued 1,206,811 share purchase warrants to TPC under the terms described above with an exercise price of Cdn$1.09 per share. The Black-Scholes Option Pricing Model was applied using assumptions of an average option life of five years, no dividends, expected annual volatility of 100%, and risk-free interest rates of 3.8%. During 2009, the issued 1,206,811 warrants to TPC with an exercise price of Cdn$1.09 expired.

Royalties due under the TPC Agreements are recorded and expensed as the related sales occur.  The royalty is payable annually within 60 days of the year end.  During the year ended December 31, 2010, $97,539 in royalties were paid based upon revenues generated through 2009. The total amount of royalties accrued to December 31, 2010 are $110,000 (2009 - $265,074).

6.	Allowance for Doubtful Accounts

	2010	2009
Gross accounts receivable, beginning of year	$6,022,363	$6,845,349
Decrease in accounts receivable	(1,424,848)	(822,986)
Gross accounts receivable balance, end of year (a)	$4,597,515	$6,022,363

Changes in the allowance for each of the periods presented are as follows:

	2010	2009
Allowance balance, beginning of year	$52,236	$37,963
Bad debt write off	14,558	32,377
Recovery	(31,885)	(18,104)
Allowance balance, end of year (b)	$34,909	$52,236

Net accounts receivable balance, end of year (a-b)	$4,562,606	$5,970,127

As at December 31, 2010 net accounts receivable consists of trade accounts receivable $3,165,880, VAT and GST/HST, $709,037; government contributions, $592,232; and other accounts receivable, $95,457.

As at December 31, 2009 net accounts receivable consists of trade accounts receivable $5,085,680, VAT and GST, $224,005; government contributions, $599,445; and other accounts receivable, $60,997.

7.	Inventory

	2010	2009
Parts and supplies	$4,927,033	$1,926,583
Work in process	99,588	485,881
Finished Goods	1,306,724	2,214,728
Gross inventory balance, end of year (a)	$6,333,345	$4,627,192

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Parts and supplies, finished goods and work-in-progress inventory are stated at the lower of weighted average cost (purchase price, plus applicable import duties, and other taxes and transportation and handling) on a first in first out (“FIFO”) basis and net realizable value. Inventory is disclosed on the consolidated balance sheets net of obsolescence provision. Increases and recoveries are reflected as an increase or decrease of cost of sales in the Company’s consolidated statements of earnings.

Inventory expensed to cost of goods sold during the year ended December 31, 2010 was $10,653,010 (2009-$10,650,278, 2008- $8,787,621).

Changes in the obsolescence provision of the years presented are as follows:

	2010	2009
Obsolescence balance, beginning of year	$549,294	$724,005
Increase/(Recovery)	56,062	(174,711)
Obsolescence balance, end of year (b)	$605,356	$549,294

Net inventory balance, end of year (a-b)	$5,727,989	$4,077,898

On January 1, 2008, pursuant to the adoption of CICA 3031, the Company recorded a reversal of a previous write-down of $285,396 as an increase in inventory and decrease in opening deficit as at January 1, 2008. The reversal of the write-down is due to recovery of market value of related inventory items that were previously below cost.

8.	Property and Equipment

2010	Cost	Accumulated Amortization	Net Book Value
Equipment	$875,390	$221,382	$654,008
Furniture and Fixtures	134,933	36,943	97,990
Leasehold Improvements	672,826	466,175	206,651
Total	$1,683,149	$724,500	$958,649

2009	Cost	Accumulated Amortization	Net Book Value
Equipment	$406,714	$196,421	$210,293
Furniture and Fixtures	119,366	23,979	95,387
Leasehold Improvements	589,369	365,144	224,225
Total	$1,115,449	$585,544	$529,905

	2010	2009	2008
Total amortization of property and equipment	$235,280	$178,486	$187,374

Amortization is not included in cost of goods sold.

During the year ended December 31, 2010, the Company recorded an asset impairment loss of $133,429 relating to equipment of a particular R&D project. Indicators of impairment were identified and a test of recoverable amount over the property and equipment was performed, resulting in an impairment loss of $133,429 and a corresponding decrease in carrying value of the related equipment. In assessing the recoverable amount, the Company has obtained third party evidence to support the fair value of the equipment. The Company used a discounted cash flow analysis to determine the fair value of the related impaired assets using management best estimates and observable market-based inputs as applicable. The discounted cash flow analysis is based on 5 years of estimated net cash flows and a discount rate based on prevailing market rates.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

9.	Intangible Asset

2010	Cost	Accumulated Amortization	Net Book Value
Software	$821,580	$481,322	$340,258

2009	Cost	Accumulated Amortization	Net Book Value
Software	$607,380	$383,328	$224,052

	2010	2009	2008
Total amortization of intangible asset	$147,516	$151,677	$159,247

10.	Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. As at December 31, 2010, the Company had no borrowings outstanding with respect to the operating line of credit.

During the year ended December 31, 2010, the Company has secured a revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2010, the Company had no borrowing outstanding with respect to the revolving demand note.

11.	Accumulated Other Comprehensive Income (Loss)

	2010	2009	2008
Balance, beginning of year	$399,537	$(229,210)	$1,306,800
Cumulative translation adjustment	-	628,747	(1,536,010)
Balance, end of year	$399,537	$399,537	$(229,210)

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

12.	Share Capital

(a)  Authorized
       75,000,000 common shares without par value

(b)  Issued

Shares issued and outstanding	Number of shares	Amount
Balance, December 31, 2008	54,313,305	$37,825,476
Stock options exercised (note 12b(i))	75,000	50,261
Reclassified from contributed surplus upon exercise of stock options (note 12b(i) and (e))	-	37,567
Shares repurchased and cancelled (12b(ii))	(759,500)	(508,675)
Shares issued, ESOP warrants exercised (note 12(b)(iii))	5,500	2,640
Reclassified from contributed surplus upon exercise of ESOP warrants (note 12b(iii) and (e))	-	840
In escrow relating to Bluemoon transaction (note 12b(iv)) net of shares receivable from escrow and share issue costs	-	(6,470)
Balance, December 31, 2009	53,634,305	$37,401,639

Shares repurchased and cancelled (note 12b(ii))	(456,500)	(318,102)
Normal course issuer bid listing fees (note 12b(ii))		(4,689)
Shares issued, warrants exercised (note 12b(iii))	222,664	106,879
Reclassified from contributed surplus for warrants exercised (note 12b(iii))		68,470
Shares issued under ESOP (note 12b(v))	245,554	133,019
Share issuance costs relating to ESOP (note 12b(v))	-	(2,196)
Shares issued due to options exercised under stock appreciation rights (note 12b(vii))	12,886	9,614
Reclassified from contributed surplus for options exercised (note 12b(vii))	-	52,546
Balance, December 31, 2010	53,658,909	$37,447,180

(b)(i)
During 2009, 75,000 stock options were exercised at a weighted average exercise price of Cdn$0.83 ($0.67). Proceeds of $50,261 were credited to share capital and $37,567 was reclassified from contributed surplus to share capital.

(b)(ii)
The Company obtained regulatory approval to commence a normal course issuer bid (“NCIB”) to purchase up to a maximum of $5,183,949 of its common shares, representing approximately 10% of the public float as of June 30, 2009, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 59,388,305 at June 30, 2009.

The normal course issuer bid commenced on July 6, 2009 and terminated on July 5, 2010. The price paid for any common shares acquired was market price at the time of purchase and all common shares purchased under the normal course issuer have been cancelled.

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

During the year ended December 31, 2009, the Company repurchased 759,500 common shares at a weighted average price of Cdn$0.72 ($0.68) per share pursuant to the normal course issuer bid. The Company follows CICA Section 3240 Share Capital to account for the shares repurchased. The cost of repurchasing common shares are allocated to share capital up to the assigned value of the shares, with the remainder charged to retained earnings. The effects of the shares repurchased at December 31, 2009 are reflected in a decrease in Share Capital of $508,675, a decrease in retained earnings of $8,121.
During the year ended December 31, 2010, the Company repurchased 456,500 common shares at a weighted average share price Cdn$0.70 ($0.68) per share, respectively, pursuant to the normal course issuer bid.

The effects of the shares repurchased for the year ended December 31, 2010 are a decrease in share capital of $318,102 and a net increase in retained earnings of $6,278. Fees relating to the normal course issuer bid of $4,689 reduced share capital.

From July 6, 2009 to July 05, 2010 the Company repurchased a total of 1,216,000 shares at a weighted average share price of Cdn$0.71 ($0.68) per share.

(b)(iii)
During 2009, the Company extended the term of 366,690 outstanding common shares purchase warrants that were issued as part of an offering under the Company’s Employee Share Ownership Plan (“ESOP”) which closed on January 12, 2007. Each warrant was exercisable for one common share in the capital of Norsat, at an exercise price of US$0.48, until January 12, 2009. At the end of December 2008, the Company applied to and received TSX approval to extend the expiry date of the warrants for a further 2 years, until January 12, 2011. The effective date of the extension was from the current expiry date of January 12, 2009. As a result of the extension, the Company recognized a fair value increment of $56,761 of its outstanding warrants on January 12, 2009, increasing stock based compensation expense and contributed surplus.

During 2009, 5,500 ESOP warrants were exercised at the exercise price of $0.48. Proceeds of $2,640 were credited to share capital and $840 was reclassified from contributed surplus to share capital.

During the year ended December 31, 2010, a total of 222,664 warrants were exercised at a exercise price of $0.48. Proceeds of $106,879 were credited to share capital and $68,470 was reclassified from contributed surplus to share capital.

(b)(iv)
On March 9, 2009, the Company entered into a transaction whereby it would issue 5,000,000 shares to escrow to acquire a customer contract provided certain milestones were met by December 31, 2009. The milestones were not met and the shares were receivable from escrow at December 31, 2009 (note 21).

(b)(v)       Employee Share Ownership Plan (“ESOP”)

On February 26, 2010, the Company issued and received consideration for 245,554 common shares in connection with its ESOP announced on January 18th, 2010. The Company generated gross proceeds of $133,019 and issued common shares at the price of $0.54 (Cdn$0.555).

The Company’s ESOP offering was open to eligible persons until February 15, 2010. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act, (British Columbia).

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

All of the issued common shares were subject to a four-month hold period which ended June 27, 2010. Of the securities issued under this private placement, 58,536 common shares will be held in escrow until February 26, 2013. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia), Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received. The Company capitalized share issuance costs of $2,196 to share capital during the year ended December 31, 2010 relating to the ESOP shares and recorded stock based compensation of $40,571 and a corresponding increase in contributed surplus.

(b)(vi)
On August 26, 2010, the Company obtained regulatory approval to commence a new normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). The Company’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid commenced on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011.  Pursuant to the rules of the TSX, Norsat may purchase up to 10,879 common shares during any trading day which represents 25% of its average daily trading volume being 43,517 common shares for the most recently completed six calendar months prior to TSX acceptance of Norsat’s notice of normal course issuer bid, other than pursuant to block purchase exemptions.  In addition, Norsat may also make one block purchase per calendar week which exceeds the daily repurchase restriction pursuant to block purchase exemptions.  The purchases will be made in accordance with the policies and rules of the TSX. The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at December 31, 2010, the Company had not repurchased any common shares under the normal course issuer bid effective August 29, 2010.

(b)(vii)
During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to Share Appreciation Rights (“SARs”) attached to these options.  The SARs resulted in the termination of the options upon exercise and in lieu of receiving 100,000 common shares, the director received at no cost 12,886 of the Company’s common shares.  The number of common shares issued was determined by reference to the option exercise price ($0.65) as compared to the weighted average trading price of the Company’s common shares over a specified period before exercise. The Company recognized $9,614 in compensation expense in connection with the issuance of these common shares and 52,546 was reclassified from contributed surplus to share capital

(c)           Share purchase option plan

The Company has reserved 6,306,505 common shares under its 1999 (amended) incentive share option plan of which 1,943,391 common shares have been previously issued. The plan provides for the granting of stock options at the fair market value of the Company at the grant date, with terms to a maximum of ten years and vesting provisions to be determined by the Board of Directors.

Share purchase options outstanding at December 31, 2008, 2009 and 2010 are as follows:

Norsat International Inc. Notes to the Consolidated Financial Statements Years ended December 31, 2010, 2009 and 2008 (Expressed in US Dollars)

Share purchase options outstanding	Number of options	Weighted average exercise price Cdn$
Balance, December 31, 2007	1,534,450	$1.24
Granted	449,800	1.13
Exercised	(103,750)	0.54
Expired	(81,500)	0.55
Forfeited	(281,000)	0.98
Balance, December 31, 2008	1,518,000	$1.34
Granted	464,800	0.79
Exercised (note 12b(i))	(75,000)	0.83
Expired	(56,500)	0.82
Forfeited	(63,000)	0.86
Balance, December 31, 2009	1,788,300	$1.25
Granted	615,200	0.69
Exercised (note 12b(viii))	(100,000)	0.85
Expired	(375,00)	1.12
Forfeited	(410,000)	0.86
Balance, December 31, 2010	1,518,500	$1.19

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices Cdn$	Number of options outstanding	Weighted average remaining contractual life(years)	Weighted average exercise price Cdn$	Number of options exercisable	Weighted average exercise price Cdn$
$0.00 to $0.49	5,000	2.98	$ 0.47	5,000	$ 0.47
$0.50 to $0.99	1,141,000	3.20	0.69	303,000	0.59
$1.00 to $1.49	116,400	2.25	1.37	116,400	1.37
$1.50 to $1.99	76,600	1.86	1.50	76,600	1.50
$2.50	44,875	0.76	2.50	44,875	2.50
$3.40	44,875	0.76	3.40	44,875	3.40
$4.50	44,875	0.76	4.50	44,875	4.50
$6.15	44,875	0.76	6.15	44,875	6.15
$0.00 to $6.50	1,518,500	2.77	$1.19	680,500	$1.76

The exercise price of all share purchase options granted during the period are equal to the closing market price at the grant date. The Company calculated stock-based compensation from the vesting of stock options using the Black-Scholes Option Pricing Model with assumptions noted below and recorded related compensation expense as follows for the fiscal years ended December 31:

	2010	2009	2008
Total stock-based compensation	$110,070	$209,518	$129,814

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

The weighted average assumptions used to estimate the fair value of options granted during the periods ended December 31 were:

	2010	2009	2008
Risk free interest rate	2.51%	1.96%	3.21%
Expected life	3.37	3.50	3.50
Vesting period	2 years	2 years	2 years
Expected volatility	81.02%	84.01%	75.24%
Expected dividends	nil	nil	nil

A total of 615,200 stock options were granted at an average exercise price of Cdn$0.69 and weighted average fair value of Cdn$0.38 during the year ended December 31, 2010:

Exercise Price	Number of options granted
Cdn$0.61	76,000
Cnd$0.65	25,000
Cdn$0.67	101,000
Cdn$0.69	77,000
Cdn$0.70	221,200
Cdn$0.71	1,000
Cdn$0.74	114,000
Weighted Average Cdn$0.69	Total 615,200

As of December 31, 2010 there was $166,093 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements.

Options vest in 2 years and expire 5 years from the grant date. A total of 270,000 options were granted to directors and 160,000 to senior management.

In 2009, 464,800 stock options were granted with a exercise price of Cdn$0.79 and weighted average fair value of Cdn$0.46. Of the 464,800 options granted, a total of 193,800 were granted on April 1, 2009 at the exercise price of Cdn$0.90 and weighted average fair value of Cdn$0.53 to all full time permanent employees and Board of Directors present as at March 31, 2009.

In 2008, 449,800 stock options were granted with a weighted average fair value of Cdn$0.62. Of the 449,800, 206,800 stock options were granted to 40 employees at a exercise price of Cdn$1.37 and a weighted average fair market value of Cdn$0.74 on April 1, 2008. The stock options have a vesting period of 2 years and an expiry of 5 years.  The stock option grant was awarded to all full-time permanent employees and Board of Directors present as at December 31, 2007.

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

(d) Warrants

The continuity of share purchase warrants is as follows:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

Expiry date Exercise price	March 3, 2008 US$0.475	October 28, 2008 US$0.45	April 28, 2009 Cdn$1.09	January 12, 2011 US$0.48	Total number of warrants outstanding
Balance, December 31, 2007	3,065,232	1,250,000	1,206,811	527,484	6,049,527
Warrants exercised	(2,915,235)	(487,500)	-	(160,794)	(3,563,529)
Warrants expired	(149,997)	(762,500)	-	-	(912,497)
Balance, December 31, 2008	-	-	1,206,811	366,690	1,573,501
Warrants exercised	-	-	-	(5,500)	(5,500)
Warrants expired	-	-	(1,206,811)	-	(1,206,811)
Balance, December 31, 2009	-	-	-	361,190	361,190
Warrants exercised	-	-	-	(222,664)	(222,664)
Balance, December 31, 2010	-	-		138,526	138,526

 (e)  Contributed surplus

Balance, December 31, 2007	$4,147,433
Changes during 2008:
Stock-based compensation expense	129,814
Warrants exercised	(724,348)
Options exercised	(30,161)
Balance, December 31, 2008	$3,522,738
Changes during 2009:
Options exercised (note 12b(i))	(37,567)
Extension of warrants (note 12b(iii))	56,761
Warrants exercised (note 12b(iii))	(840)
Stock-based compensation expense (note 12c)	152,757
Balance, December 31, 2009	$3,693,849
Changes during 2010:
Reclassification to Share Capital for warrants exercised (note 12b(iii))	(68,470)
ESOP shares issued (note 12 b(v))	40,571
Reclassification to Share Capital for options exercised (note 12 b(vii))	(52,546)
Stock-based compensation expense (note 12c)	110,070
Balance, December 31, 2010	$3,723,474

13.	Other (Income) Expense

	2010	2009	2008
Bank charges	$60,508	$80,133	$40,577
Interest (income)/expense	(1,075)	(777)	12,242
Impairment of assets (note 8)	133,429	-	-
Loss on disposal of property and equipment	(29,396)	-	114
Foreign currency (gain)/loss	86,792	278,049	(383,741)
Total	$250,258	$357,405	$(330,808)

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

14.	Earnings per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the fiscal years ended December 31:

	2010	2009	2008
Numerator:
Net earnings	$2,146,694	$4,632,707	$2,199,761

Denominator:
Weighted average number of shares outstanding used to compute basic EPS	53,566,853	58,340,900	53,351,652
Effect of dilutive securities:
Dilution from assumed exercise of stock options	36,277	62,444	-
Dilution from assumed exercise of warrants	48,206	108,123	-
Weighted average number of shares outstanding used to compute diluted EPS	53,651,336	58,511,467	53,351,652

Earnings per share:
Basic	$0.04	$0.08	$0.04
Diluted	$0.04	$0.08	$0.04

The calculation of assumed exercise of stock options and warrants includes the effect of the dilutive options and warrants.  Where their effect was anti-dilutive because their exercise prices were higher than the market price of the Company’s common share at the average price for the periods shown in the table, assumed exercise of those particular stock options and warrants were not included.

Excluding the effect of income tax recovery, basic and diluted earnings per share for the year ended December 31, 2010 is $0.04 compared to $0.05 in 2009 and $0.04 in 2008.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

10.	Income Taxes

a)	Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings (loss) from operations before income taxes.  The principal factors causing these differences are shown below:

	2010	2009	2008
Income before income taxes	$2,062,119	$2,986,334	$2,199,761
Statutory tax rate	28.50%	30.00%	31.00%
Expected income tax payable	587,704	895,900	681,926
Increase (decrease) resulting from:
Foreign tax rate differences	179,869	(223,402)	(320,717)
Effect of statutory rate change	60,431	1,315,299	783,537
Non allowable (non-taxable) expenses (income)	(663,766)	2,068,667	54,476
Change in valuation allowance	80,433	(3,599,513)	(4,151,266)
Change in foreign exchange	(507,012)	(1,951,127)	2,907,791
Expiry of operating losses	-	-	109,381
Other	177,766	(152,197)	(65,128)
Income tax recovery	$(84,575)	$(1,646,373)	$-
b)	Future Income Tax Assets

The tax effect of the temporary differences that give rise to future tax assets are presented below:

	2010	2009	2008
Future income tax assets:
Non-capital loss carry forwards	$2,141,929	$2,526,203	$4,633,960
Scientific research and experimental development pool	2,868,860	2,715,059	2,101,390
Scientific research and experimental development tax credit	1,961,772	1,846,649	1,653,494
Tax value of capital asset expenditure in excess of book value	2,848,453	2,540,920	2,450,324
Net capital loss carry forwards	845,321	800,003	1,320,860
Temporary differences in working capital	235,614	495,626	429,251
Total gross future income tax assets	10,901,949	10,924,460	12,589,279
Future income tax liabilities	-	(327,295)	-
Valuation allowance	(9,031,226)	(8,950,792)	(12,589,279)
Total net future income tax asset	$1,870,723	$1,646,373	$-

c)	Loss Carry Forwards and Investment Tax Credits

At December 31, 2010, the Company has approximately Cdn$4,259,000 of non-capital loss carry forwards available until 2026 to reduce future years' income for income tax purposes relating to Norsat International Inc.  Also, the Company has provincial and federal investment tax credits of approximately Cdn$902,000 (provincial) and Cdn$1,614,000 (federal) available to reduce Canadian federal and provincial taxes payable.  The amounts expire as follows:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

	Non-capital loss carry forwards Cdn$	Provincial investment tax credit Cdn$	Federal investment tax credits Cdn$
2011	-	56,000	192,000
2012	-	194,000	350,000
2013	-	128,000	300,000
2014	-	14,000	26,000
2015	3,336,000	-	-
2026	923,000	139,000	247,000
2027	-	147,000	263,000
2028	-	224,000	236,000
	$4,259,000	$902,000	$1,614,000

In 2008, a valuation allowance was recorded against all future tax assets. In 2009, it was determined that certain future tax assets of the parent company, Norsat International Inc., are more likely than not to be utilized. This change was brought about because the Company was generating a taxable income.

The Company also has available Cdn$6,730,000 (2009- $6,760,000, 2008- Cdn$11,290,000) of net capital losses to be applied against future capital gains.  The tax effect of these carry forwards has not been recorded in the financial statements. In addition, the Company has accumulated a Scientific Research and Development Expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately Cdn$11,415,000 (2009- Cdn $11,415,000, 2008- Cdn$8,980,875).

As at December 31, 2010, the Company has approximately $1,992,960 of net operating losses relating to Norsat International (America) Inc.  The amount consists of losses accumulated from 2006 to 2009.

As at December 31, 2010, the Company has approximately $515,000 (£330,000) of losses carry forward relating to Norsat International (United Kingdom) Ltd.  The amount consists of losses accumulated from 2004 to 2009.

As at December 31, 2010 the Company has approximately $102,600 (KRW115,000,000) of losses carry forward relating to Norsat Korea Ltd.

16.	Segmented Information

The Company’s business operates primarily through two business segments – Microwave Products and Satellite Systems. The Company also has three additional segments which have limited activity – Maritime Products and Wireless Networks and Norsat Capital.

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

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth information by operating segments for the years ended December 31, 2010, 2009 and 2008 respectively.

	2010	2009	2008
Sales to external customers
Microwave products	$8,492,209	$7,585,488	$8,668,152
Satellite systems	11,344,459	13,130,650	9,388,684
Maritime systems	396,341	448,384	-
	$20,233,009	$21,164,522	$18,056,836

Gross Profit
Microwave products	$3,571,920	$3,250,229	$3,732,644
Satellite systems	5,851,610	7,022,769	5,536,571
Maritime systems	156,469	241,246	-
	$9,579,999	$10,514,244	$9,269,215

	Microwave Products	Satellite Systems	Maritime Systems	Consolidated
As at December 31, 2010
Total assets related to operations	$8,642,739	$11,545,547	$403,366	$20,591,652
Property and equipment, net	$402,365	$537,505	$18,779	$958,649
Intangible assets, net	$142,814	$190,779	$6,665	$340,258
Amortization expense	$160,667	$214,630	$7,499	$382,796
Capital expenditures	$245,448	$327,886	$11,455	$584,789

As at December 31, 2009
Total assets related to operations	$6,696,356	$11,591,542	$395,827	$18,683,725
Property and equipment, net	$189,921	$328,758	$11,226	$529,905
Intangible assets, net	$80,302	$139,003	$4,747	$224,052
Amortization expense	$118,332	$204,836	$6,995	$330,163
Capital expenditures	$135,129	$233,912	$7,988	$377,029

As at December 31, 2008
Total assets related to operations	$6,299,750	$7,027,235	$-	$13,326,985
Property and equipment, net	$257,985	$287,778	$-	$545,763
Intangible assets, net	$86,043	$95,980	$-	182,023
Amortization expense	$88,573	$98,801	$-	187,374
Capital expenditures	$158,868	$177,213	$-	336,081

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

Total assets, property and equipment, and intangible assets are calculated based on the total sales to external customers of each segment (Microwave, Satellite systems and Maritime systems) over total consolidated sales.

Substantially all property and equipment and intangible assets are located in Canada.

The Company generated revenues from external customers located in the following geographic locations:

	2010	2009	2008
Canada	$468,815	$400,180	$597,728
United States	12,551,760	15,420,071	12,577,704
Europe and other	7,212,435	5,344,271	4,881,404
	$20,233,009	$21,164,522	$18,056,836

17.	Supplemental cash flow and other disclosures

	2010	2009	2008
Changes in non-cash operating working capital:
Accounts receivable	$1,368,685	$1,150,837	$(3,716,906)
Inventories	(2,204,344)	612,381	(1,019,016)
Changes in inventory estimate	-	-	88,589
Prepaid expenses and other	556,708	(839,149)	(187,958)
Accounts payable	203,774	(502,011)	837,592
Accrued liabilities	(281,510)	(302,468)	495,440
Deferred revenue	22,382	680,445	183,434
Long term deferred revenue	(252,607)	(37,309)	609,715
	$(586,912)	$762,726	$(2,709,110)
Supplementary information:
Interest paid/(received)	$(1,075)	$1,376	$16,516
Income from minimum order fee	$-	$1,886,864	$-
Share receivable from escrow	$-	$(1,886,864)	$-
Transfer of assets from inventory to property and equipment	$665,473	$-	$-

18.	Related Party Transactions

On December 23, 2008, $94,185 (Cdn$114,720) was transferred to a former member of the board’s bank account as share capital for Norsat SA. The former board member held this cash for Norsat SA until January 27, 2009 when Norsat SA opened a bank account and the funds were deposited into this bank account.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

19.	Commitments and Contingencies

Future minimum payments at December 31, 2010 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

	2011	2012	2013	2014	2015 and later	Total
Inventory purchase obligation	$2,368,037	$-	$-	$-	$-	$2,368,037
Operating lease obligations	403,562	293,461	314,076	325,394	581,661	1,918,154
Total	$2,771,599	$293,461	$314,076	$325,394	$581,661	$4,286,191

In the normal course of operations the Company enters into purchase commitments. Included in 2010 commitments are inventory and material purchase obligations of $2,368,037. As at December 31, 2010, the Company had operating lease commitments that extend to November 2016. During the year ended December 31, 2010, the Company renewed its office and warehouse lease with its existing landlord to November 2016 for a total commitment of Cdn$1,699,570 over six years.

20.	Economic Dependence

The Company purchases substantially all of its microwave products from four suppliers.

During 2010, the Satellite Systems segment generated approximately 57% of its sales from the United States Government. This represents approximately 32% of total sales. No other customer exceeds 10% of total sales.

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

21.	Acquisition of Bluemoon 4G Ltd.

On March 9, 2009, the Company acquired 100% ownership of Bluemoon 4G Ltd. from unrelated third parties for 5,000,000 shares of the Company’s common stock. Bluemoon 4G Ltd. is a pre-revenue company that had a customer relationship to supply and deliver equipment for WiMAX installations. In acquiring Bluemoon, the Company would be acquiring only the intangible asset which is the customer relationship.

As per terms of the contract, the 5,000,000 shares were held in escrow until December 31, 2009. The counterparty had to meet certain performance milestones to receive the common shares. In the event that the milestones were not met, the counterparty had to pay a minimum order fee or the shares held in escrow would be returned to the Company.

As at December 31, 2009, Norsat had not received any purchase orders from the third party. The escrowed shares were returned to the Company on January 27, 2010. As a result, the Company does not believe that it can derive any future economic benefits from the customer relationship acquired. Due to the contingent nature of the transaction no amounts were transacted and no assets were exchanged. the Company determined that the acquisition did not take place and  does not have ownership of the intangible asset.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

22.	Reconciliation to United States Accounting Principles

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

	2010	2009	2008
Net income from operations under Canadian GAAP	$2,146,694	$4,632,707	$2,199,761
Employee stock-based compensation (b)	3,750	(19,731)	(3,975)
Cost of sales (e)	-	30,138	231,215
Net income (loss) according to US GAAP	$2,150,444	$4,643,114	$2,427,001
Basic and diluted earnings (los) per shares according to US GAAP	$0.04	$0.08	$0.05

	2010	2009	2008
Net income for the year	$2,150,444	$4,643,114	$2,427,001
Other comprehensive (loss) gain:
Cumulative translation adjustment (h)	-	-	(1,511,896)
Comprehensive income (loss) for the year	$2,150,444	$4,643,114	$915,105

During 2010 the Company recorded an asset impairment loss of $133,429. Under US GAAP the related assets are considered assets measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Since the fair value of the related assets is measured using significant unobservable inputs, they are considered level 3 assets. The fair value of these assets at December 31, 2010 is $470,792. See note 8.

The amounts in the consolidated balance sheets that differ significantly from those reported under Canadian GAAP are as follows:

	December 31, 2010		December 31, 2009
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Share capital (c - d)	$37,447,180	$94,932,188	$37,401,639	$94,886,647
Contributed surplus (a - d)	$3,723,474	$1,630,191	$3,693,849	$1,604,316
Accumulated other comprehensive income (loss) (c)	$399,537	$376,357	$399,537	$376,357
Deficit (a - f)	$(25,770,502)	$(81,105,555)	$(27,889,983)	$(83,262,277)

The following are the material measurement variations in accounting principles, practices and methods used in preparing these financial statements from those generally accepted in the United States (US):

(a)	Income Taxes

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  Recording Canadian future tax assets and liabilities at enacted tax rates would not change recorded net assets or shareholders’ equity under US GAAP.

(b)	Stock-based Compensation

Under Canadian GAAP, when options are forfeited before vesting, all the previous period charges are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has chosen to reverse such forfeited options using the actual method. However, US GAAP requires those forfeited options to be reversed using an estimation method based on estimated forfeitures. As a result, $5,864 (2009 – $19,731, 2008 – $3,975) was debited to operations under US GAAP and contributed surplus was increased by the same amount.

During the year ended December 31, 2010, a director of the Company exercised 100,000 of his vested options and elected to exercise these options pursuant to the Share Appreciation Rights (“SARs”) attached to these options. Under CDN GAAP, the Company recognized $9,614 in compensation expense in connection with the exercise.  Under US GAAP there would be no additional compensation recognized upon the exercise of the SARs.  As a result, $9,614 was credited to operations under US GAAP and contributed surplus was decreased by the same amount.

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

In prior years, the Company reduced its paid-up capital by $51,161,976 to eliminate the deficit from preceding years.  In order to effect these reductions under Canadian GAAP, it was not necessary to revalue the assets of the Company.  As a consequence, all conditions necessary under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit is not recorded. Also effecting share capital is the convertible debt as discussed in (c).

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

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

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

(f)	Recently Issued Accounting Pronouncements

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. The adoption of ASC 820-10-65 did not have a material effect on the Company's consolidated financial statements.

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

In June 2009, the FASB issued new guidance, which is now a part of ASC 860-10 (formerly SFAS Statement No 166), to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.  The FASB undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (which is now a part of ASC 860-10), that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.  This new guidance was effective for fiscal years beginning after November 15, 2009 and did not have a material impact on the Company’s consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

In June 2009, the FASB issued new guidance which is now part of ASC 810-10 (formerly SFAS Statement No. 167), to improve financial reporting by enterprises involved with variable interest entities.  The FASB undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (which is now part of ASC 810-10), as a result of the elimination of the qualifying special-purpose entity, and (2) constituent concerns about the application of certain key provisions of ASC 810-10, including those in which the accounting and disclosures under ASC 810-10 do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This new guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  This new guidance did not have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to embedded Credit Derivatives” (ASC 815).  This statement clarifies that certain embedded derivatives, such as those contained in certain securitizations, collateralized debt obligations and structured notes, should be considered embedded credit derivatives subject to potential bifurcation and separated fair value accounting.  This statement allows any beneficial interest issued by a securitization vehicle to be accounted for under the fair value option at transition.  This new accounting guidance became effective on July 1, 2010.  This new accounting guidance did not have a material impact on the Company’s consolidated financial statements.

In September 2009, the FASB reached a consensus on ASU 2009-13, “Revenue Recognition” (“ASC 605”), “Multiple-Deliverable Revenue Arrangements” (“ASU 2009-13”), and ASU 2009-14 “Software” (“ASC 985”), “Certain Revenue Arrangements That Include Software Elements” (“ASU 2009-14”). ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 eliminates the requirement that all undelivered elements must have either: (i) VSOE or (ii) third-party evidence, or TPE, before an entity can recognize the portion of an overall arrangement consideration that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. Overall arrangement consideration will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. The residual method of allocating arrangement consideration has been eliminated. ASU 2009-14 modifies the software revenue recognition guidance to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. These new updates are effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company early adopted these ASU’s to maintain consistency with the Company’s CDN GAAP revenue recognition policies. The adoption of these policies did not have a material impact on the Company’s consolidated financial statements.

(g)	Recently Adopted Accounting Policies

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 did not have material impact on the Company’s consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

(h)	Cumulative Translation Adjustment

Effective January 1, 2008, the Company changed its reporting currency to the US Dollar (USD). The financial statements have been translated to the new reporting currency using the current rate method.  Under this method, the statements of operations, deficit and comprehensive (loss) income and cash flows statement items have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  Shareholders’ equity transactions have been translated using the rates of exchange in effect as at the date of the various capital transactions. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

23.	Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in 2010. In the 2009 balance sheet, $129,876 was reclassified from property and equipment to intangible assets.

24.	Subsequent Events

Warrants Exercised

In January, 2011, 627,776 warrants were exercised at an exercise price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all remaining outstanding warrants expired unexercised.

Acquisition of Sinclair Technologies Holdings Inc. (“Sinclair”)

On January 21, 2011, the Company acquired of all the shares of Sinclair Technologies Holdings Inc. (“STHI”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario.
The purchase price totals approximately US$19.25 million, subject to normal closing adjustments.

The Company has paid cash consideration of US$16.0 million, financed from the Company’s cash and cash equivalents and US$12.0 million in debt financing from its principal banker, 4,028,932 common shares issued from treasury, and promissory notes with a total face value of US$750,000 plus interest at 3% per annum issued to the shareholders of STHI.

US$1.0 million of the cash consideration is held in escrow and acts as a security for certain events such as should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the shareholders of STHI.  The US$1.0 million, less claimed amounts, if any, is releasable to the shareholders of STHI on January 21, 2013.

The common shares are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2011.

The promissory notes are held in escrow and will be released to the shareholders of STHI, at a rate of 100%, 75% or 0%, subject to STHI achieving certain financial metrics for the year ended December 31, 2012.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

The final purchase price allocation will be completed after asset and liability valuations are finalized and will include management's consideration of a final valuation prepared after consultation with an independent valuation specialist.  This final valuation will be based on the actual net tangible and intangible assets of Sinclair that existed on January 21, 2011. The Company has not completed its final allocation of excess purchase prices to identifiable intangible assets and goodwill.

As a result of the successful completion of the acquisition, the Board of Directors have approved a one-time bonus of Cdn$200,000 to a member of senior management.

Credit Facility

On January 21, 2011, the Company’s credit facility with HSBC (“the Bank”) was amended.  The Company continues to have access to a secured operating line of credit with the Bank amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In connection with the acquisition of STHI, a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 was obtained and is subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 3.5% depending on the Company’s funded Debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on consolidated financial statements. The full amount of the acquisition loan has been drawn and is repayable with principal repayments of 1/60th of the original principal balance on the last day of each month, together with interest payments. In addition, the Company repays an amount equal to the greater of (i) 5% of the original balance, and (ii) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.As at March 16, 2011, the Company’s acquisition loan was paid down to US$11.8 million.

The covenants of the amended credit facility are as follows:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢
Debt to tangible net worth ratio (total liabilities less cash on hand divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

    3.00:1.00 for the period ending December 31, 2011, and
    2.50:1.00 thereafter. – calculated quarterly,

➢	Debt service coverage ratio cannot be less than 1.25:1. based on EBITDA less unfunded capital expenditures – calculated annually, and

➢	Funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 3.50:1 for the period ending December 31, 2011
    3.00:1 for the period ending December 31, 2012, and
    2.50:1 thereafter – calculated quarterly.

Pursuant to the acquisition of STHI, the Bank has made available an additional operating line of credit of  Cdn$2,500,000 or US$2,000,000, subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank and is secured by certain assets of the Company.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008
(Expressed in US Dollars)

Employee Share Ownership Plan

On February 18, 2011, the Company has issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia) announced on January 27th, 2011.  The Private Placement was approximately 61% subscribed with participation from employees (including those from Sinclair), senior management and directors.

The Company generated gross proceeds of $348,792 and issued common shares at the price of $0.57 (Cdn$0.568).

The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities can neither be traded nor be freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014. The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

A2.

Refer to “Item 8 A1. Consolidated Statements and Other Financial Information”.

A3.

Refer to “Item 8 A1. Consolidated Statements and Other Financial Information” for the auditor’s report over the year ending December 31, 2010. Refer to item 19, specifically exhibit 19(4.5) for the auditor’s report over the years ending December 31, 2009 and 2008.

A4. – A8.

Refer to “Item 8 A1. Consolidated Statements and Other Financial Information”.

B.           Significant Changes

Refer to “Item 8 A1. Consolidated Statements and Other Financial Information”, note 24.

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

The high and low sales prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		OTC BB
			(CDN. Dollars)		(U.S. Dollars)
			High	Low	High	Low
a)	2010		0.84	0.50	0.80	0.42
	2009		1.04	0.40	0.99	0.32
	2008		1.59	0.46	1.60	0.38
	2007		1.09	0.59	0.98	0.49
	2006		0.99	0.36	0.86	0.32

b)	2010
	Fourth quarter		0.67	0.60	0.66	0.42
	Third quarter		0.68	0.52	0.66	0.50
	Second quarter		0.82	0.60	0.80	0.50
	First Quarter		0.87	0.67	0.95	0.62
	2009
	Fourth quarter		0.86	0.64	0.80	0.57
	Third quarter		1.04	0.65	0.99	0.60
	Second quarter		0.90	0.65	0.74	0.57
	First Quarter		0.89	0.40	0.65	0.32
c)	Last 6 Months
	February	2011	0.96	0.65	0.95	0.66
	January	2011	0.75	0.50	0.74	0.55
	December	2010	0.65	0.60	0.65	0.55
	November	2010	0.67	0.60	0.66	0.59
	October	2010	0.67	0.63	0.65	0.52
	September	2010	0.67	0.63	0.66	0.55

10.	Additional Information

A.           Share capital

Not applicable

B.           Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000. Effective March 28, 2006, Norsat was registered under the BC Business Corporation Act (the “Act”).

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

Dividend Record

Our Company has not paid any dividends during its history. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company’s earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

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

C.           Material Contracts

The only material contracts entered into by the Corporation, other than contracts entered into in the normal course of business, are as follows:

On December 11, 2009, the Company entered into a contract to invest $500,000 in Tonse Solutions. Tonse Solutions is a Greenfield internet service provision (“ISP”) company that utilizes WiMAX technology as the “last-mile” solution to provide services to its customers. In addition to the investment contract, the Company also entered into a contract for a convertible loan of $700,000 to Tonse Solutions.  The loan is repayable at the end of three years and has a coupon rate of ten percent.  The loan also has a convertible feature at the Company’s option.  As at December 31, 2010, the Company has paid a deposit of $74,618 into Tonse Solutions. During fiscal 2010 Norsat provided notice that the agreements were to be cancelled. The cancellation was based upon the fact that no consideration had been exchanged between Tonse and Norsat in respect of these agreements, and no obligations had been fulfilled. No other amounts have been paid as of December 31, 2010. (contract appended as exhibit)

On January 21, 2011, the Company entered into an agreement with the shareholders of Sinclair Technologies Holdings Inc. (“Sinclair”), a leading provider of antenna and radio frequency conditioning products, to purchase all the shares of Sinclair. (purchase agreement appended as exhibit).

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

Sale or Exchange of Common Shares

A U.S. Holder's sale or exchange of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale or exchange is more than one year, such gain or loss will be long-term capital gain or loss. Long-term capital gains realized on the sale of Common Shares by non-corporate U.S. Holders will be subject to a maximum 15% federal income tax rate if the Common Shares sold have been held for more than one year at the time of the sale or exchange.  U.S. Holders that are corporations would generally be subject to a maximum federal income tax rate of 35%, and in certain circumstances 39%, regardless of their holding period. If the U.S. Holder's holding period on the date of the sale or exchange was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale or exchange of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale or exchange of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes.  Capital losses realized upon the sale, exchange or other disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of non-corporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000 ($1,500 if married and filing separately).

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

Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability.  The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends with respect to the Common Shares generally will be classified as "passive income" for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for one taxable year and forward for ten taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.

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

This discussion is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and administrative practices published by Canada Revenue Agency, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein.  The discussion does not take in account the tax laws of the various provinces or territories of Canada.

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

F.           Dividends and paying agents

Not applicable.

G.           Statement by experts

Not applicable.

H.           Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2010 and subsequent interim financial statements of the Company may be obtained, upon request, from the Chief Financial Officer of the Company. The Company may require the payment of a reasonable fee in respect of a request therefore made by a person who is not a security holder of the Company.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC 0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

We are required to file reports and other information with the securities commissions in British Columbia and Ontario. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with those provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We ‘‘incorporate by reference’’ information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement (Information Circular) prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc., 110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4 Attention: Chief Financial Officer.

I.      Subsidiary Information

Reference is made under “Item 4C. Organization Structure”.

11.	Quantitative and Qualitative Disclosures About Market Risk

Risks Associated with Foreign Exchange

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and accrued liabilities.  The carrying value of these items is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

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

Foreign Exchange Effect on Balance Sheet.  Non -U.S. dollar denominated balance sheet accounts are translated into U.S. dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, and cash and cash equivalents, and at historical exchange rates for non-monetary items.  Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the consolidated statement of operations.

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

The Company’s capital resources as at December 31, 2010, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

The Company has a secured operating line of credit with HSBC (“the Bank”) amounting to Cdn$1,000,000 or US$800,000 subject to interest rate at the Bank’s prime rate plus 1.35% per annum and payable upon demand by the Bank. In addition, the Company has a revolving demand note with the Bank in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum. As at December 31, 2010, the Company had no outstanding amounts related to these facilities.

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

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2010, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

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

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rule 13a – 5(e) under the United States Securities Exchange Act of 1934, as amended) for the Company.  The CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010.  In making this assessment, the Company’s management used the criteria set forth by the Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon their assessment, the CEO and CFO concluded that as of December 31, 2010, the Company’s internal control over financial reporting was effective.

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

16.	[Reserved]

16A.	Audit Committee Financial Expert

Reference is made to “Item 6-C – Board Practices”.  Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Ms Margaret A. Good has been determined to be such audit committee financial expert.  The Commission has indicated that the designation of Ms. Good as an audit committee financial expert does not make Ms. Good an “expert” for any other purpose, impose any duties, obligations or liability on Ms. Good that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Ms. Good is “independent” as that term is defined in the listing standards of the NASDAQ Stock Market. As a result, Ms. Good serves as the chair of the audit committee of Norsat.

16B.	Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer and principal accounting officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investors, Corporate Governance, Corporate Policies.

16C.	Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2010, and Ernst &Young LLP for all services in 2009 (fees paid are in Canadian Dollars):

	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2010	$161,700	$39,375	$0	$33,994
2009	$304,875	$10,000	$340,000	$20,000

Audit fees are for the audit of the annual consolidated financial statements. Audit related fees are primarily for services related to review of other statutory filings. Tax fees are primarily for the preparation of Canadian and U.S. corporate tax returns and assistance with tax planning. All Other Fees for the year ended December 31, 2010 relates to Grant Thornton LLP’s engagement to consult on the Company’s conversion to International Financial Reporting Standards (IFRS).

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

16D.	Exemptions from the listing standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer

The Company obtained regulatory approval to commence a normal course issuer bid to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The normal course issuer bid commenced on August 30, 2010 and will terminate on the earlier of the date on which Norsat completes its purchases pursuant to the normal course issuer bid and August 29, 2011 The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid will be cancelled.

As at December 31, 2010, the Company had not repurchased any common shares under the normal course issuer bid effective August 29, 2010. The Company follows the Canadian Institute of Chartered Accountant’s Handbook Section 3240 Share Capital to account for the shares repurchased. The cost of such shares are allocated to Share Capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased to retained earnings.

16F.	Change in Registrant’s Certifying Accountant

The Company reports in this current report a change in certifying accountants. Effective March 29 2010, the Company’s certifying accountant, Ernst &Young LLP was asked to resign as the Registrant's independent registered public accounting firm.

(a)(1) Previous Independent Accountant

(i) The Registrant reports a change in certifying accountants, which involved Ernst &Young LLP resigning as the Registrant's independent registered public accounting firm effective March 29, 2010.

(ii) Ernst &Young LLP issued a report on the Registrant's consolidated financial statements for the fiscal year ended December 31, 2009. The report did not contain an adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles.

(iii) The decision to change accountants was approved by the audit committee and board of directors of the Company on March 12, 2010.

(iv)  In connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2009 through the date of dismissal, there were no disagreements, resolved or not, with Ernst &Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to the satisfaction of Ernst &Young LLP, would have caused them to make reference to the subject matter of the disagreement(s) in connection with its reports on the Company’s consolidated financial statements.

(v) None of the reportable events described in Item 16F (a)(1)(v) (A) through (D) occurred within The Company’s fiscal year ended December 31, 2009 and subsequently up to the date of dismissal.

(a)(2) Engagement of New Independent Accountant.

Effective on March 29, 2010, the Company engaged Grant Thornton LLP as its independent accountant to audit the Registrant's consolidated financial statements for its fiscal year ended December 31, 2010. During the two most recent fiscal years and the subsequent interim period, the Company's new independent accountant, Grant Thornton LLP, had not been engaged by the Company to consult on any application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on The Company’s financial statements, and neither a written report was provided to The Company or oral advice; or any matter that was the subject of a disagreement as described in Item 16F(a)(1)(iv), or a reportable event as described in 16F(a)(1)(v).

(a)(3) The Company has provided Ernst & Young LLP with a copy of the disclosures it is making in response to this Item. The Company has requested Ernst & Young LLP to furnish a letter addressed to the Commission stating whether it agrees with the statements made by The Company in (a)(1)(i) and (ii) above and, if not, stating the respects in which Ernst & Young LLP does not agree. The Registrant has filed the letter as exhibit 19(4.5) to this current report containing this disclosure.

16G.	Corporate Governance

The Company does not have any significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the United States following SEC listing standards.

PART III

17.	Financial Statements

Reference is made under Item 8 A1. “Consolidated Statements and Other Financial Information”.

18.	Financial Statements

Not applicable.  See Item 17.

19.	Exhibits

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Amiee Chan.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Arthur Chin.

4.1	Equity Investment Contract dated December 11, 2009 between Tonse Solutions and the Company, previously filed on EDGAR and SEDAR dated March 22, 2010, Form 20-F Item 19(4.3) as referenced.

4.2	Convertible Loan Agreement dated December 11, 2009 between Tonse Solutions and the Company, previously filed on EDGAR and SEDAR dated March 22, 2010, Form 20-F Item 19(4.4) as referenced.

4.3	Share Purchase Agreement dated January 18, 2011 for the acquisition of Sinclair Technologies Holdings Inc, previously filed on EDGAR and SEDAR dated February 3, 2011 as referenced.

4.4	Letter on Change in Registrant’s Certifying Accountant, previously filed on EDGAR and SEDAR dated April 13, 2010, Form 6-K Exhibit 99.2 as referenced.

4.5	Auditor’s report on financial statements for the years ended December 31, 2009 and 2008.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Norsat International Inc.
(Registrant)
“Arthur Chin”
Date:	March 30, 2011	Arthur Chin, Chief Financial Officer

Exhibit 31.1 to 20-F submission for Norsat International Inc.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Amiee Chan, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 30, 2011	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 31.2 to 20-F submission for Norsat International Inc.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Norsat International Inc. (the “Company”) on Form 20F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Arthur Chin, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:	March 30, 2011	“Arthur Chin”
Arthur Chin
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

Date:	March 30, 2011	“Amiee Chan”
Amiee Chan
President & Chief Executive Officer

Exhibit 32.2 to 20-F submission for Norsat International Inc.
CERTIFICATION PURSUANT TO
SECTION 13(a) or 15(d) OF THE EXCHANGE ACT

I, Arthur Chin, certify that:

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

Date:	March 30, 2011	“Arthur Chin”
Arthur Chin
Chief Financial Officer