Form 20-F
period 2011-12-31
Norsat International Inc.
filed 2012-03-09
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number:  0-12600

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

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 58,316,532 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

❒  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

❒ Yes   ☒  No

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

☒Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                                                     Accelerated filer      ☐                                      Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: ☒

U.S. GAAP     ☐                             International Financial Reporting Standards as issued                       ☒                                                                                    Other ☐
                  by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ❒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐Yes   No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   ☐ Yes No  ☐

Table Of Contents

Part 1		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5

2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5

3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	7
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	7
D.	RISK FACTORS	7

4.	INFORMATION ON THE COMPANY	13
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	13
B.	BUSINESS OVERVIEW	17
C.	ORGANIZATIONAL STRUCTURE	23
D.	PROPERTY, PLANTS AND EQUIPMENT	24

4A.	UNRESOLVED STAFF COMMENTS	24

5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	OPERATING RESULTS	24
B.	LIQUIDITY AND CAPITAL RESOURCES	36
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	39
D.	TREND INFORMATION	40
E.	OFF-BALANCE SHEET ARRANGEMENTS	42
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	42
G.	SAFE HARBOR	42

6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
A.	DIRECTORS AND SENIOR MANAGEMENT	42
B.	COMPENSATION	45
C.	BOARD PRACTICES	47
D.	EMPLOYEES	51
E.	SHARE OWNERSHIP	52

7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	MAJOR SHAREHOLDERS	54
B.	RELATED PARTY TRANSACTIONS	54
C.	INTERESTS OF EXPERTS AND COUNSEL	54

8.	FINANCIAL INFORMATION	55
A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	55

9.	THE OFFER AND LISTING	56

10.	ADDITIONAL INFORMATION	57
A.	SHARE CAPITAL	57
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	57
C.	MATERIAL CONTRACTS	59
D.	EXCHANGE CONTROLS	60
E.	TAXATION	60
F.	DIVIDENDS AND PAYING AGENTS	64
G.	STATEMENTS BY EXPERTS
H.	DOCUMENTS ON DISPLAY	64
I.	SUBSIDIARY INFORMATION	65

11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	65

12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	66

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	66

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
	PROCEEDS	66

15.	CONTROLS AND PROCEDURES	67

16A.	AUDIT COMMITTEE FINANCIAL EXPERT	67
16B.	CODE OF ETHICS	68
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	68
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	68
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	68
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	70
16G.	CORPORATE GOVERNANCE	70

PART III

17.	FINANCIAL STATEMENTS	70
18.	FINANCIAL STATEMENTS	70
19.	EXHIBITS	71

LOAN
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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8 A1. Consolidated Statements and Other Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norsat International Inc. is referred to in this annual report as “Norsat”, “we”, “our”, “our company”, “the Company” or “us”.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A.           Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, or “Norsat”) for the last two fiscal years ended December 31, 2011 and 2010, prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last two fiscal years ended December 31, 2011 and 2010 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following exchange rates are used in expressing amounts from United States Dollars to Canadian Dollars:

USD to CAD	2011	2010

December 31	0.9833	0.9946
Annual average	1.0114	1.0299

Table 1:  Selected Financial Information according to IFRS
(Expressed in thousands, except per share amounts)

Year Ended December 31	2011	2010
	$	$
Sales	38,355	20,233
Earnings before income taxes	1,701	2,056
Current income tax expense	811	140
Deferred income tax expense/(recovery)	479	(224)
Net earnings for the period	411	2,140
Net earnings per share – basic	0.01	0.04
Net earnings per share – diluted	0.01	0.04
	#	#
Weighted average number of shares – basic	58,046	53,567
Weighted average number of shares – diluted	58,152	53,651
Dividends per share	-	-

As at December 31
	$	$
Total assets, excluding future income tax assets	39,064	18.543
Total assets	40,261	20,414
Net assets	18,678	15,833
Interest bearing loans and borrowings	9,650	-
Promissory note payable	597	-
Issued capital	39,851	37,447

B.           Capitalization and indebtedness

           Not applicable.

C.           Reasons for the offer and use of proceeds

Not applicable.

D.           Risk factors

Investors should carefully consider the risks and uncertainties described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment. The items of the following list of risk factors are in no particular order or priority to the Company.

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2011, the Company has accumulated a deficit of $24,814,155. Although the Company has generated net profit from its continued operations in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, it has also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter-to- quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

The Company recognizes the threats posed by the current credit crisis and global recession, but cannot guarantee that it will be able to successfully navigate through the current downturn. The current global economic deterioration has impacted companies across a wide spectrum of industries, and the communications industry is not immune to the recessionary trends. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. To drive sales, the Company’s products must meet the needs of the Company’s existing and potential customers and be competitively priced; additional judgement will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to the success of the Company.

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company may not achieve profitability in the satellite communications industry and it may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership.

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

The Company cannot be sure that it will be able to compete effectively with its current competitors. The Company’s markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with the Company. Some of these competitors are large, established companies which have significantly greater resources than those of the Company.

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

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds thirteen patents (US Patents# 6,931,245; 7,218,289; 5,065,166; 4,087,768; 3,815,137; 3,124,768; 12271742; European Patent # 1 184 930; U.K. Patent # 1,575,966; German Patent # P 27 53 636.3; Canadian Patent # 1,062,345; 836,164; 684,056;) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

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

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements. The Company’s success depends on the skills, experience and performance of the senior management and other key personnel. While it offers competitive compensation packages and stock options to attract key employees, the Company does not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. The Company cannot be sure that it will be able to retain these employees or hire replacements. If the Company does not successfully retain the key personnel or hire and train replacements it will be unable to develop the new products and technologies necessary to compete in its markets or to effectively manage its business.

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

The Company may encounter difficulties completing or integrating our acquisitions which could adversely affect our operating results. The Company expects to expand its presence in new end markets or expand our capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

• integrating acquired operations, systems and businesses;
• retaining customer, supplier, employee or other business relationships of acquired operations;
• addressing unforeseen liabilities of acquired businesses;
• limited experience with new technologies; and
• not achieving anticipated business volumes.

Any of these factors could prevent the Company from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. The Company’s failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. The Company’s acquisition of Sinclair Technologies Holdings Inc. has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. The Company’s failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect the Company’s operating results.

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that the Company sells. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, the Company is sometime forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, the Company may be subjected to penalties and fines. It may also be subjected to penalties and fines should there be a breach in the processes.

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

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of the Company’s products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products. The Company is also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. The Company cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

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

Long sales and implementation cycles for the Company’s products may adversely affect its operating results. The Company’s customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. The Company may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; the Company or its competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins the Company earn on our products. It may cost the Company more to produce our products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of the Company’s products may be cancelled or delayed, which would reduce its revenue.

Mergers or other strategic transactions by competitors could weaken the Company’s competitive position or reduce its revenue. If one or more of the Company’s competitors were to merge or partner with another of its competitors, the change in the competitive landscape could adversely affect the Company’s ability to compete effectively. The Company’s competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting the Company’s ability to promote its products and services. Disruptions in the Company’s business caused by these events could reduce its competitiveness and ultimately its revenue.

If the Company’s suppliers do not supply it with a sufficient amount and quality of components at acceptable prices, and in a timely manner, its ability to manufacture the Company’s products would be harmed and the business would suffer. The Company relies on third-party suppliers to provide components and product subassemblies based on the Company’s designs. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet the Company’s quality, quantity or cost requirements, or its inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to the Company, could adversely affect its ability to manufacture or source products. The Company may experience delays in the manufacture or sourcing of products and the business and financial results would suffer if the Company fails to identify alternate suppliers, or if the Company’s supply is interrupted or reduced or if there is a significant increase in cost.

The Company’s level of indebtedness and failure to comply with its indebtedness arrangements may adversely affect its business and operations. The Company relies on the availability of indebtedness arrangements with its lenders.  The arrangements contain numerous restrictive covenants that limit the Company’s discretion with respect to certain business matters. These covenants place significant restrictions on the Company’s ability to pledge or create liens or other encumbrances on its assets. These financial covenants require the Company to meet certain financial ratios and financial condition tests.  If the lender was to demand or cancel these facilities, there can be no assurance that the Company’s assets would be sufficient to repay in full the indebtedness.  It is possible that the Company will not have sufficient funds at the time to fund its operations. In addition, there can be no assurance that future borrowings or equity financing will be available to the Company or available on acceptable terms, in an amount sufficient to meet its repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favourable than the current terms, the Company’s business and operations may be adversely affected.

The Company is subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and operating results. The Company conducts business operations in a number of countries.  The Company develops its tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which the Company have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which the Company operates have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

The Company is subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results.  Any such increase in our income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Any failure to successfully manage the Company’s international operations would have a material adverse effect on its financial condition and operating results. The Company has operations in numerous countries, including Canada, United States, United Kingdom, Switzerland and Italy. International operations are subject to inherent risks which may adversely affect us, including:

• labor unrest and differences in regulations and statutes governing employee relations;
• changes in regulatory requirements;
• inflation and rising costs;
• difficulty in staffing and managing foreign operations;
• ability to build infrastructure to support operations;
• changes in local tax rates or adverse tax consequences, including the repatriation of earnings;
• compliance with a variety of foreign laws, including changing import and export regulations;
• adverse changes in trade policies between countries in which we maintain operations;
• economic and political instability;
• potential restrictions on the transfer of funds; and
• foreign exchange risks.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has 100,000,000 (2010 - 75,000,000) shares of Common Stock authorized, of which 58,316,532 were outstanding at March 8, 2012. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company, could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  Although the Company has reported profitability in the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, the Company has also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s international sales are denominated primarily in US dollars, Euros and Great British pounds. While the Company expects its international revenues and expenses will continue to be denominated primarily in US dollars, a portion of its international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, the Company could experience and has experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $177,000 (December 31, 2010 – $90,000).

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

    110 - 4020 Viking Way
    Richmond, British Columbia
    Canada V6V 2L4

    Telephone: 604-821-2800
    Fax: 604-821-2801
    Email: investor@norsat.com
    www.norsat.com

4.	The principal business events in Norsat’s 29 year history are presented below in in chronological order:

1982	The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

1985	The Company introduced synthesized receivers (JR Series) that enable internal melding of phase and frequency for a very high degree of accuracy; these receivers gain significant traction with private networks.

1987	The Company became a leading provider of Ku band private networks for business television and won a landmark deal to supply GTE Spacenet.

The Company also introduced the Microsat, an IBM PC compatible satellite communications expansion card for broadcast data networks, with optional audio/video capability. The Company later applied for a patent on key elements of this technology; the patent was eventually awarded in 1991.

1988	The Company introduced external reference receivers that provide a stable reference source, by minimizing temperature drift, for very low data rate applications. It also introduced a broadcast satellite data multiplexing network control system and a satellite delivered personal computer bulletin board service.

1989	In September 1989, the Company changed its name to NII Norsat International, Inc.

1990	In August 1990, the Company graduated to the Toronto Stock Exchange.

1991	The Company was issued United States Patent No. 5,019,910 entitled “Apparatus for Adapting Computer for Satellite Communications.”

1992	The Company introduces C-band and Ku-band receivers with noise figures of less than 1.5 dB.

1993	The Company introduced the first digital LNB optimized for low data rate applications.

1994	The Company introduced the Microsat 150 Multimedia PC receiver that enables a personal computer or laptop to capture real time satellite video, listen to and edit directly from the computer keyboard selections of audio programs, and monitor real time data broadcasts.

1995	The European Space Agency extends a grant to the Company to develop portable terminals.

1996	The Company introduced video scrambling technology (N-Code II) for cable distribution networks so authorized cable subscribers may receive telecasts.

1997	The Federal Court of Appeal rules that the use of U.S. based DTH systems in Canada contravened the Radio communication Act. Aurora Distributing, a division of Diamond Pacific Inc., the Company’s consumer products subsidiary, withdrew from the U.S. based DTH receiving market after Norsat settled a lawsuit in which it was a distributor for those systems.

1998	The Company acquired IMT Comsys, a private company and originally the Satellite Communications Division of MPR Teltech. IMT Comsys' products included Ka-band VSATs, solid state power amplifiers and low noise block downconverters (LNBs). The acquiree also had development contracts with the European and Canadian Space Agencies for Ka-band subscriber terminals.

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

In October 2000, the Company began trading on NASDAQ. It was later de-listed in 2003.

2011	In June 2001, the Company received a $9.4 million Technology Partnerships Canada investment for the development of satellite interactive terminals.

The Company introduced a compact IP encapsulator that enables the transport of Internet content at very high speeds (i.e. 200 Mbps) for both the satellite and cable markets.

2002	The Company built on its portable terminal experience by introducing a commercial grade flyaway terminal for news gathering organizations. It sold its first NewsLink system to CBS News.

2003	In May 2003, Norsat appointed SEG a master reseller for some if its microwavecomponents.

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

In addition, the Company introduced the Extended Ku-Band Transmitter and unveiled the Norsat Rover, a single backpack portable satellite terminal

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

In September 2008, the Company was awarded a $5.5 million contract from the U.S. Department of Defence for the delivery of portable satellite systems.

2009	The Company was awarded a contract to manage a Vessel Monitoring System (“VMS”) in Europe.

In December 2009, the Company signed an agreement to invest in an internet service provider in Malawi, Africa.

2010	The Company was awarded a $1.7 million contract with a European military.

The Company was named one of BC Business Top 100 companies.

The Company was awarded $4.2 million in contract orders with US Government organizations.

2011	On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc ("Sinclair") for $18.5 million.

Norsat obtained a $12 million loan in connection with the acquisition of Sinclair. As of December 31, 2011, the loan balance had been paid down to $9.8 million.

The Company's Satellite Solutions segment was awarded a Cdn$3.5 million sales contract to provide satellite-based communications network and ongoing satellite airtime to the First Nations' Emergency Society of British Columbia ("FNESS").

Our Satellite Solutions’ segment released a High Definition-capable version of our GLOBETrekkerTM system.

The Company’s Satellite Solutions segment was awarded a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency (“NATO”).

       5.     Capital Expenditures

   During 2011, the Company made net purchases of property and equipment in the amounts of $276,673 (2010 - $584,789) primarily relating to the purchase of equipment for product development and test equipment. There are currently no major capital projects or divestitures in progress.

B.  Business overview

1.  Norsat Business and Principal Activities

Norsat is a leading provider of communication solutions used by government organizations, and militaries, transportation, resource and marine industry companies, news organizations, search and rescue operators and others that require reliable transmission of data, audio and video in remote and austere environments. The Company’s products and services include Radio Frequency (“RF”) antennas and filters, portable satellite systems, microwave components, maritime systems and remote network systems. Norsat also provides engineering consulting to meet customers’ specific needs.

The Company’s business operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. The Company also have two additional segments which have limited activity – Maritime Solutions and Remote Network Solutions.

The Company’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

While Norsat’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs.

Geographic Split
The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31,
	2011	2010
	$	$
Canada	8,562	469
United States	21,375	12,552
Europe and other	8,419	7,212
Total	38,356	20,233

Business Segments

The Company’s business operates primarily through three business segments – Antenna and Radio Frequency Conditioning Products (“Sinclair Technologies”), Satellite Solutions and Microwave Products. The Company also has two additional segments which have limited activity – Maritime Solutions and Remote Network Solutions. There has been no activity in Remote Network Solutions for the year ended December 31, 2011 and 2010.

(a) Sinclair Technologies Business Segment

Products

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme weather conditions. Within these two main product lines, we offer over 2,000 distinct products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to existing products, preserving our leadership potion in this area.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Our Sinclair Technologies segment also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters using cross-coupled technology.

Market Profile

Sinclair Technologies focuses on radio frequency-based communications. It designs and manufactures antenna and filter products for public safety and private wireless networks including fixed and mobile antennas, filters, receiver multi-couplers, transmitter combiners and complete antenna systems constructed from these elements. These products enjoy a reputation for high quality, reliability and durability.  They are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

●
Public sector and military network operators, including several police forces, military and paramilitary organizations (such as the coast guards and navies), and a large set of ambulance and fire dispatch services;

●
Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

●	Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

●	OEMs.

Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies products are well established globally. Sinclair Technologies’ antennas and filters are integral components of wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair Technologies products can support voice, data and video transmission.

Competition

The primary competition for single antenna products are Amphenol Corporation (NYSE:APH), PCTEL Inc. (NASDAQ:PCTI) Tel. Kathrein – Werke KG, and Laird PLC (LSE: LRD.L) whereas the primary competition for single filter products are Bird Technologies Group, EMR Corporation, Powerwave Technologies Inc. (NASDAQ:PWAV) and Axell Wireless. Competitors that provide dual products are RFI Corporation, Comprod, Telewave Inc., DB Spectra and Radio Frequency Systems.

(b) Satellite Solutions Business Segment

Products

Norsat’s Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of transportable satellite terminals and software interfaces designed for easy portability and reliable  broadband connectivity over satellite links in places where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our portfolio of portable satellite systems includes:

The Norsat GLOBETrekkerTM: an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile such as military special forces, emergency first responders, business continuity managers, search and rescue services and journalists.

The Norsat Rover:  a complete satellite terminal that fits into an extended-mission backpack. The Norsat Rover is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

OmniLink™: a product family designed to address the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We believe our satellite solutions technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe they are therefore unsuitable for the markets we target where portability is a key requirement.

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

Competition

The competitive pressures in the United States Government market for portable satellite systems are markedly different from the broadcast and commercial markets. While there are some pricing pressures, they are less pronounced; system reliability, performance records and relationships with program offices are significantly more important. In this sector, the Company faces competition from General Dynamics (NYSE: GD), C3ISR, a segment of L3 (NYSE: LLL), TCS (NASDAQ: TSYS), Globecomm Systems (NASDAQ: GCOM) and privately held Gigasat. From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL).  At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmecchanica, EADS, Lockheed Martin and Raytheon.

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

(c) Microwave Products Business Segment

Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), solid-state power amplifiers (SSPAs) and other customized products.

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

Norsat is a market leader in microwave products.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any of our competitors in this space.

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

(d) Maritime Solutions Business Segment

Market Profile

Norsat entered the marine satellite business in 2008. Our Maritime Solutions segment provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore the different alternatives available to further leverage our technology into this area and recorded approximately $0.4 million of revenues for the three months ended December 31, 2011 (2010 - $0.1 million) and $0.9 million of revenues for the year ended December 31, 2011 (2010 - $0.4 million).

Competition

The sector is well established and very competitive. The dominant player in this segment is SeaTel Maritime Communications, a division of Cobham PLC (LSE: COB).  In addition to SeaTel, other companies that have established a presence in this space include Orbit Communications Systems and KVH Industries (NASDAQ:KVHI).

(e) Remote Network Solutions Business Segment

Market Profile

We also established Norsat’s Remote Network Solutions segment in 2008 to develop, market and deploy wireless communications systems that address the need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific-technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and, in some instances, mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost-effective broadband offering into under-serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at December 31, 2011, we have yet to recognize any revenues from this segment.

Competition

The sector is quite fractured and extremely competitive. The Company faces competition from Redline Communications Group Ltd. (TSX:RDL); Alvarion Ltd. (NASDAQ: ALVR) and Wi-LAN Inc. (TSX:WIN)

2. Marketing

The Company sells most of its microwave components and portable satellite, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force.

Norsat also sells Antenna and Radio Frequency Conditioning Products to approximately 1,800 distinct customers. The Company markets these products in North America through a direct sales force, OEMs, distributors and manufacturer representatives. In Europe, Middle East and Africa the Company’s products are sold through a direct sales force, OEMs, and system integrators. The Company will continue to use these sales channels and pursue opportunities to cross-sell these products to customers within all of the Company’s divisions.

The Company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after-sales support infrastructure.

3. Research and Development

Research and development activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 3.4% of its annual revenues net of any government contributions and allocated 18% of its staff towards research and development activities.

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

The Company has renewed interest in employing patent protection due to competition in its markets.  The Company has a patent portfolio of thirteen patents. The Company does not believe that any single patent is material to our business as a whole.

C.           Organizational structure

As at December 31, 2011, the Company has four significant wholly-owned and active subsidiaries. These are:

●	Norsat International (America) Inc. incorporated and located in Falls Church city, VA, United States of America;
●	Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England
●	Norsat SA, incorporated in Lausanne, Switzerland
●	Sinclair Technologies Holdings Inc., incorporated in Ontario and located in Aurora, Ontario, Canada.

The mandate of Norsat International (America) Inc. is to market and support satellite systems into certain government markets.

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa regions.

Norsat SA’s mandate is to concentrate on the Company’s sales and supply chain activities as well as provide a regional centre for the Company’s expanding level of activity in the European, Middle East and African markets.

Sinclair Technologies Holdings Inc. (“Sinclair”) acts as a holding company. Through its operating subsidiaries it is a leading provider of antenna and radio frequency (“RF”) conditioning products, based in Aurora, Ontario, Canada. The mandate of Sinclair is to market and support radio and RF conditioning products sold globally.

D.           Property, plants and equipment

Description of Property

The Company's head office and principal place of business has been located in Richmond, British Columbia, Canada since September 2006. The Company leases its head office premises.

The lease is for approximately 30,400 square feet of space.  This location houses the Company's corporate office, engineering and production department and includes warehouse space.

During fiscal 2010, the Company renewed the lease on the head office location for a further six years. The monthly rent for this space is approximately $42,000. In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Through the acquisition of Sinclair, the Company has added leased premises in Aurora, Ontario, Canada. The lease is for approximately 45,246 square feet of space. This location houses the Antenna and RF Conditioning Products operating segment’s sales office, engineering and production department and includes warehouse space as well. The monthly rent is approximately $35,000. In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Most of the Company’s products are produced and shipped out the Richmond and Aurora locations.

Norsat also operates out of leased premises in Lincoln and Somersham, England; Rome, Italy and Hamburg, New York.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.	UNRESOLVED STAFF COMMENTS

Not applicable

5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating results

The following information should be read in conjunction with the Company’s 2011 consolidated financial statements and related notes included therein, which are prepared in accordance with International Financial Standards as issued by the International Accounting Standards Board. All amounts following are expressed in United States Dollars unless otherwise indicated.

The Company currently generates revenue primarily from three business segments, Sinclair Technologies, Satellite Solutions, and Microwave Products, as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these three business segments. Economic factors such as foreign exchange fluctuations, market prices of similar products and worldwide political environment may also play an important role to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have materially affected, directly or indirectly the Company’s operations.

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)	2011	2010
	$	$
Sales	38,355	20,233
Earnings before income taxes	1,701	2,056
Current income tax expense	811	140
Deferred income tax expense/(recovery)	479	(224)
Net earnings	411	2,140
Net earnings per share - basic	0.01	0.04
Net earnings per share - diluted	0.01	0.04
	$	$
Total assets, excluding future income tax assets	39,064	18,543
Total assets	40,261	20,414
Interest bearing loans and borrowings	9,650	nil
Promissory note payable	597	nil

Quarterly Financial Data (unaudited) (Expressed in thousands, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2011	$	$	$	$
Sales	8,715	8,644	11,381	9,616
Net earnings (loss) for the period	(187)	(285)	1,102	(221)
Net earnings (loss) per share - basic	(0.00)	(0.00)	0.02	(0.00)
Net earnings (loss) per share - diluted	(0.00)	(0.00)	0.02	(0.00)
	#	#	#	#
Weighted average common shares outstanding - basic	57,082	58,364	58,351	58,317
Weighted average common shares outstanding - diluted	57,082	58,364	58,380	58,317

2010	$	$	$	$
Sales	4,887	5,199	4,492	5,656
Net earnings for the period	505	817	609	215
Net earnings per share - basic	0.01	0.02	0.01	0.00
Net earnings per share - diluted	0.01	0.02	0.01	0.00
	#	#	#	#
Weighted average common shares outstanding - basic	53,677	53,591	53,439	53,566
Weighted average common shares outstanding - diluted	53,855	53,758	53,551	53,651

Quarterly results from our four business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Total sales for the year ended December 31, 2011 increased to $38.4 million from $20.2 million in 2010. The $18.1 million, or 90%, increase reflects the inclusion of $20.2 million of sales from Sinclair, partially offset by a net $2.1 million reduction in sales from our other divisions.

Fiscal 2011 Compared to Fiscal 2010

Results of Operations

Sales and Gross Margin

Sales ($000’s)	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
	$	$	$	$	$	$
Sinclair Technologies	4,346	5,218	5,414	5,240	20,218	-
Satellite Solutions	2,358	1,322	3,270	1,913	8,863	11,344
Microwave Products	1,839	1,834	2,459	2,279	8,411	8,492
Maritime Solutions	171	270	238	184	863	396
Total	8,714	8,644	11,381	9,616	38,355	20,233

Gross Margin	Three Months Ended 2010 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
Sinclair Technologies	42%	43%	47%	48%	45%
Satellite Solutions	50%	33%	44%	32%	41%	52%
Microwave Products	44%	42%	40%	42%	42%	42%
Maritime Solutions	18%	54%	42%	59%	44%	39%
Total	44%	42%	45%	44%	44%	47%

Total sales for the year ended December 31, 2011 increased to $38.4 million from $20.2 million in 2010. The $18.1 million, or 90%, increase reflects the inclusion of $20.2 million of sales from Sinclair, partially offset by a net $2.1 million reduction in sales from our other segments.

Sales of Satellite Solutions decreased to $8.9 million from $11.3 million in 2010. The year-over-year change reflects a reduction in ordering activity from the US military. Helping to offset the declines in US military orders were $1.3 million and $0.3 million in revenues from our FNESS and NATO contracts, respectively. Though we have completed the majority of the hardware installation portion of the FNESS contract, we will continue to see airtime-related revenue for the remainder of the contract. In the case of our new NATO contract, the majority of the contract revenues are expected to occur in the second quarter of fiscal 2012.

Sales of Microwave Products remained constant at $8.4 million in 2011, compared to $8.5 million in 2010.

Sales of Maritime Solutions increased to $0.9 million for the year ended December 31, 2011, from $0.4 million in 2010. This improvement reflects the positive impact of investments made to develop the maritime sales channel.

Our overall gross margin for the year ended December 31, 2011 was 44%, compared to 47% in 2010. The decline in gross margin percentage reflects the change in our product and market mix as we expanded sales into the higher-volume, but lower-margin commercial market following the Sinclair acquisition.

Margins on our Sinclair sales outperformed historical levels throughout the year as we benefited from a favourable product mix and strong demand levels, especially from the transportation industry.  While we continue to anticipate high levels of demand for our Sinclair products, we expect margins will be tempered by more competitive pricing and increases in labour costs in the coming year.

Gross profit margins from our Satellite Solutions segment declined to 41% in 2011, from 52% in 2010. This change was anticipated and reflects lower than normal margins on the FNESS contract and lower selling prices for certain existing product lines. As we expand our customer base outside the US military and into commercial applications, we expect to experience continued pressure on gross margins. Margins for the Satellite Solutions segment were further impacted by an increase in costs for new product lines. However, we expect that production costs will decrease and efficiencies will improve as we build more of these new products. The margin reduction also reflects a $0.2 million write down related to obsolete inventory which was recorded in the second quarter, and an additional inventory provision of $0.1 million in the fourth quarter.

Expenses
Expenses ($000’s)	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
	$	$	$	$	$	$
Selling and distributing	1,250	1,735	1,549	1,477	6,011	3,154
General and administrative	1,738	1,482	1,689	2,288	7,195	3,280
Product development	355	514	537	(111)	1,295	863
Other (Income) Expenses	301	(15)	(375)	583	496	251
Total Expenses	3,644	3,716	3,400	4,238	14,997	7,548

Our commitment to prudent spending has not wavered and our philosophy continues to be reflected in our cost structure. However, when necessary, staff levels are gradually increased to ensure appropriate investments in operations are made, commitments to research and development projects are met, and product innovation and product leadership are not compromised.

For the year ended December 31, 2011, total expenses increased to $15.0 million, from $7.6 million in 2010.  The addition of Sinclair accounts for approximately $5.9 million of the year-over-year increase, with the balance primarily reflecting $0.5 million in non-recurring costs related to the Sinclair acquisition, a $0.5 million increase in interest expense related to  financing for the acquisition, and $0.8 million of additional amortization of the intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods, reflecting the costs of operating Sinclair on a full-year basis, and continued investment in sales and marketing resources.

Full-year selling and distributing expenses increased to $6.0 million in 2011, from $3.2 million in the prior year. Approximately $2.2 million of this increase relates to the addition of Sinclair. The balance reflects an increase of $0.6 million in amortization expenses relating to intangible assets we acquired as part of the transaction, partially offset by a reduction in satellite sales commission expenses.

General and administrative expenses for the year ended December 31, 2011 increased to $7.2 million, from $3.3 million in 2010. Approximately $3.3 million of the increase relates to Sinclair. The balance reflects $0.5 million in acquisition costs for Sinclair and an increase of $0.2 million in amortization expenses relating to the intangible assets acquired as part of the transaction.

Product development expenses increased to $1.3 million, from $0.9 million in 2010, primarily reflecting $0.7 million in product development activities at Sinclair, partially offset by a $0.5 million increase in government contributions under the Strategic Aerospace and Defense Initiative (“SADI”) program, a recovery of $0.1 million of costs related to our engineers deployed to immediate revenue opportunities and a $0.3 million increase in amortization costs again relating to Sinclair’s intangible assets. Product development continues to be a core focus for Norsat and is reflected through development programs in all three of the Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the year ended December 31, 2011 increased to $0.5 million, from $0.3 million in 2010. This increase primarily reflects a $0.5 million increase in interest expense relating to the acquisition loan, partially offset by $0.1 million of impairment loss recognized in 2010 but not in 2011, and a $0.2 million foreign exchange gain.

Net Earnings for the Period

Earnings (in 000’s) except earnings per share	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
Earnings (loss) before income taxes	200	(125)	1,679	(53)	1,701	2,056
Net earnings (loss) for the period	(187)	(285)	1,104	(221)	411	2,141
Net earnings (loss) per share - basic & diluted	(0.00)	(0.00)	0.02	(0.00)	0.01	0.04

Earnings before income taxes for the year ended December 31, 2011 were approximately $1.7 million, compared to $2.1 million in 2010.

Full-year net earnings were $0.4 million in 2011, compared to net earnings of $2.1 million in 2010.

Critical Accounting Estimates

On January 1, 2011, with the adoption of IFRS, we prepared our consolidated financial statements in accordance with International Financial Reporting Standards, and made estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. We based our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from these estimates.

We have discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect our more significant estimates and assumptions used in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquirer’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs incurred are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over our net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

Our consolidated financial statements are presented in United States dollars, which is also our functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by our entities at their respective functional currency rates prevailing at the date of transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date.
Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

Share-Based Payments

We grant stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option. The Board of Directors grants such options for periods of up to five years, with vesting periods determined at our sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

Allowance Account for Credit Losses

All of the Company’s trade and other receivables have been reviewed for indicators of impairment. The Company maintains an allowance account for credit losses for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

Parts and supplies inventory is stated at the lower of weighted average cost (purchase price plus applicable import duties and other taxes and transportation and handling) and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at a cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Earnings and Comprehensive Income when the asset is derecognized.

We record amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Revenue Recognition

Our revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

●	the delivered item(s) has standalone value; and,
●	when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially within our control.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

●	Vendor specific objective evidence (“VSOE”) of selling price,
●	If VSOE does not exist, third-party evidence of selling price (“TPE”) is used, or
●	If neither VSOE nor TPE exist, management’s best estimate of selling price for the deliverable is used.
●	In all cases, selling prices is an entity specific measure that also considers market conditions.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially within our control. In establishing selling price for hardware, we rely on third-party evidence based on standalone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

We recognize revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The hardware and software function together to deliver the tangible products’ essential functionality and are therefore scoped out of the software revenue recognition guidance. We use VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

Our multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially within our control.

Extended warranty of one-to-three years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one-year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third-party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially within our control.

Revenue that has been paid but does not yet qualify for recognition under our policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).  For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Construction Contracts

We also earn revenue from fixed-price construction contracts.  These contracts specifically negotiated for the construction of a combination of satellite system products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

If circumstances arise that change the original estimates of revenues, costs or extent of progress toward completion, estimates are revised. These revisions may result in increases or decreases in estimated revenues or costs and are reflected in the Consolidated Statement of Earnings and Comprehensive Income in the period in which the circumstances that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the year or period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract. Contract work-in-progress revenue is recorded to the extent that revenue has been recognized, but not yet billed to the customer.

Government Contribution

We entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of our eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. During 2011, the Minister extended the SADI agreement with the Company, whereby funding provided by the Ministry will now include eligible costs spent in the year ended 2012.  We determine eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could involve going through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of our fiscal 2012 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2013. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. We amortize the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. We recognizes government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Loss over the life of the depreciable assets as a reduced depreciation expense.

Income Tax

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that we do not consider it probable that a future tax asset will be recovered, we provide a valuation allowance against the excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle our current tax assets and liabilities on a net basis.

Our discounts for income tax credits are in accordance with IAS 12 income taxes.

Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, and President of a significant subsidiary (2010 – President and Chief Executive Officer and Chief Financial Officer) are as follows:

(‘000s)	Year ended Dec 31,
	2011	2010
	$	$
Short-term employee benefits	2,586	677
Share-based payments	17	35
Total	2,603	712

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the year-over-year increase of short-term employee benefits relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

The only related party transactions are compensation related.

Recent Accounting Pronouncements

All accounting standards effective for periods beginning on or after January 1, 2011 have been adopted as part of the transition to IFRS. The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

The Company will be required to adopt IFRS 10 Consolidated Financial Statements (“IFRS 10”) effective January 1, 2013, with earlier application permitted. IFRS 10 replaces the consolidation requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and interpretation SIC-12 Consolidation—Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control and related application guidance so that a single control model can be applied to all entities. IFRS 10 also enhances disclosures about consolidated and unconsolidated entities to be published in a separate comprehensive disclosure standard related to involvement in other entities. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt IFRS 13, Fair Value Measurement (“IFRS 13”) effective January 1, 2013, with earlier application permitted. IFRS 13 sets out a single framework for measuring fair value and requires disclosures about fair value measurements. It does not determine when an asset, a liability or an entity’s own equity instruments is measured at fair value. But, the measurement and disclosure requirements for IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt the amendments to IAS 1 Financial Statement Presentation (“IAS 1”) effective January 1, 2013. These amendments improve the presentation of components of other comprehensive income (“OCI”). The amendments to this standard do not change the nature of the items that are currently recognized in OCI, but requires presentational changes. The Company is currently assessing the impact that this standard will have on the consolidated financial statements.

The Company will be required to adopt IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2015 with earlier application permitted. This is a result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

Acquisition of Sinclair

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair, a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The identified assets, liabilities, and goodwill below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 is as follows:
(‘000s)	Fair value recognized on acquisition
Assets	$
Cash and cash equivalents	726
Short-term investments	30
Trade and other receivables	2,301
Inventories	4,845
Prepaid expenses and other	153
Property and equipment, net	668
Intangible assets	10,068
Deferred tax assets	67
Total Assets	18,858

Liabilities
Trade and other payables	2,065
Deferred income tax liabilities	2,910
Taxes payable	741
Total Liabilities	5,716

Total identifiable net assets at fair value	13,142

Goodwill on acquisition of Sinclair	5,360

Purchase consideration transferred	18,502

We estimate that all cash flows related to trade and other receivables will be collected.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

(‘000s)
$
Cash	15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	18,502

We paid cash consideration of $16.0 million, financed from the Company’s cash and cash equivalents of $4.0 million and $12.0 million in debt financing from our principal banker. In addition, contingent consideration of 4,028,932 common shares were issued from treasury and have an estimated fair value of $2.0 million and promissory notes with a total face value of $750,000 plus interest at 3% per annum were issued to the vendors with an estimated fair value of $0.5 million.

We discounted the promissory notes using a discount rate of 20% for the duration of their maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Assumptions
Risk-free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

We paid our principal banker $0.1 million in financing fees to acquire the $12.0 million debt financing.  The $0.1 million was capitalized as part of the cost of the debt and is being amortized over the term.

We incurred transaction costs of $0.8 million (2011 - $0.5 million, 2010 - $0.3 million) in relation to the acquisition, which we have recognized in the Consolidated Statement of Earnings and Comprehensive Income under general and administrative expenses.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should we be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. Based on the financial results, the Company expects to release 100% of the common shares held in escrow to the vendors.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012. We do not currently have sufficient information to measure the final amount of promissory notes to be released to the vendors.

B.           Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at December 31, 2011, we had $4.2 million in cash and cash equivalents, a decrease of $2.1 million from $6.3 million as at December 31, 2010.  For the three months and fiscal year ended December 31, 2011, cash generated by operating activities was approximately $0.5 million and $2.3 million respectively.  For the three months and fiscal year ended December 31, 2011, we used up $0.6  million and generated cash of $11.2 million in financing activities, respectively. Financing activities for the fiscal year ended December 31, 2011 include $12.0 million related to the Sinclair acquisition loan proceeds. For the three months and fiscal year ended December 31, 2011, approximately $0.1 million and $15.5 million of cash was used, respectively, for investing activities.  Investing activities for the fiscal year ended December 31, 2011 was comprised of the $15.2 million of cash used to acquire Sinclair.

Our working capital requirements are mainly for materials, production and selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at December 31, 2011, working capital1 decreased to $11.8 million as compared to $13.0 million as at December 31, 2010.  The current ratio2 for the 2011 year was at 2.0 times as compared to 4.1 times for the 2010 year.

Trade and other receivables, was $7.9 million as at December 31, 2011, up from $4.6 million as at December 31, 2010.  The majority of the increase is attributable to the addition of the Sinclair business.

Trade and other payables increased to $5.8 million as of December 31, 2011 compared to $1.6 million at the end of 2010.  The majority of this increase is attributable to Sinclair.

Inventory as at December 31, 2011 was $10.2 million, compared to $5.7 million as at December 31, 2010, an increase of $4.5 million.  The addition of Sinclair accounts for $4.1 million of the increase. Inventory is also higher as several sales orders towards the end of the year did not meet the revenue recognition criteria for recognition in the fourth quarter.

As of December 31, 2011, shareholders’ equity increased to $18.7 million compared to $15.8 million at December 31, 2010. An increase of $2.0 million is attributed to share issuance relating to the acquisition of Sinclair.

At December 31, 2011 we had accumulated a deficit of $24.9 million. Although we generated net profit from our continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010 and for the third quarter of 2011, we also reported losses for the first, second and fourth quarters of 2011.  This past performance cannot be used as an indication of our future performance.

We believe that our strategy remains sound and that we can deliver solid performance in the future.

We may also deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals.
In addition to utilizing some or all of the current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

Capital Resources

The Company’s capital resources as at December 31, 2011 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon.  As of December 31, 2011, the Company had cash and cash equivalents of $4.4 million.

During fiscal 2011, as further described, the Company received gross proceeds of approximately $0.3 million and $30,128 from an employee share ownership program and warrants exercised, respectively. The Company also obtained a $12 million non-revolving acquisition loan to help fund the Sinclair purchase.

_____________________________________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.

Credit Facilities

Operating Line of Credit

The Company has a secured operating line of credit with HSBC (the “Bank”) of Cdn$3.5 million or US$2.8 million subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2011, the Company had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil).

The Company also has an additional revolving demand note with HSBC in the principal amount of US$950,000, subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2011, the Company had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil).

Acquisition Loan

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

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13.2 million or US$12.0 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4%, depending on our funded debt to EBITDA ratio. This ratio is determined quarterly on a rolling 12-month basis, based on our consolidated financial statements. As at December 31, 2011 the Company’s combined weighted average interest rate and spread rate was 4.08%.

EBITDA is defined by the Bank as earnings before interest, taxes, depreciation and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, we repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.

We incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance as at December 31, 2011 was $83,398.

The loan is secured by all of the Company’s assets under a general security assignment.

We have the following externally imposed capital requirements under our operating line of credit agreements and the acquisition loan agreement:

●	working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,
●
debt to tangible net worth ratio (total liabilities less cash on hand and deferred tax liabilities divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

5.65:1.00 as at December 31, 2011
4.35:1.00 as at March 31, 2012
3.65:1.00 as at June 30, 2012
3.15:1.00 as at September 30, 2012, and
2.50:1.00 thereafter – calculated quarterly
●	debt service coverage ratio cannot be less than 1.00. Based on EBITDA less unfunded capital expenditures – calculated annually beginning December 31, 2012, and
●	funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 5.45:1.00 for the three months ending March 31, 2012
3.35:1.00 for the three months ending June 30, 2012
3.00:1.00 for the three months ending September 30, 2012 and December 31, 2012, and
2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by our own cash and cash equivalents.

Funded debt includes only the acquisition loan.

As at December 31, 2011, the Company was in compliance with its debt covenants.

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

In 2011 and 2010, the Company continues to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grant awarded in 2008. The Company spent about $1.3 million and $0.9 million, net of government funding, in R&D activities in fiscal 2011 and 2010 respectively.

D.           Trend information

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

●
Public safety and military network operators, including several police forces, military and paramilitary organizations (such as the coast guards and navies), and a large set of ambulance and fire dispatch services;

●
Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

●	Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

●	Original equipment manufacturers.

Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair products are well established globally.  Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair Technologies products can support voice, data and video transmission.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are constantly in demand for public safety, national security, natural resource management, and other specialized applications.

●
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

●	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

●	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the (Note: need to spell out acronym) (PMR) market.

●	Original equipment manufacturers (OEMs) are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite-based communications business includes Norsat’s Satellite Solutions, Microwave Products, Maritime Solutions and Remote Network Solutions products and services.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

Satellite-Based Communications - Trends

●	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

●
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

●
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

●
Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

●	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

●
Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

●	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

●
Experience with information technology and communication equipment in recent decades has conditioned users generally to expect related hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

●
Applications for satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

E.	Off-balance sheet arrangements

            Not applicable.

F.	Tabular disclosure of contractual obligations

       The Company’s known contractual obligations at December 31, 2011 are quantified in the following table:

Contractual Obligations (‘000s)	2012	2013	2014	2015	2016 and later	Total
	$	$	$	$	$	$
Long term debt obligations	3,000	3,000	3,000	650	-	9,650
Promissory note payable	-	750	-	-	-	750
Inventory purchase obligations	3,159	634	109	-	-	3,902
Operating lease obligations	486	299	309	288	264	1,646
Total	6,645	4,683	3,418	938	264	15,948

As at December 31, 2011, we had operating lease commitments that extend to November 21, 2016. The amounts listed under long term debt obligations exclude interest expenses.

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

6.	Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors

The following section sets forth the information on our directors:

Fabio Doninelli
      Director and Chairman of the Board

Mr. Fabio Doninelli became a director and Chairman of the Board of Norsat in March 7, 2011. Mr. Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland, which manages a fund in excess of US$750 million. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world. Mr. Doninelli, who lives in Mendrisio Switzerland, exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A.

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

James Topham
Director and Chair of Audit Committee

Mr. Topham became director and Chair of Audit Committee of Norsat on May 12, 2011. Mr. Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves as CFO of dPoint Technologies Inc., an energy recovery and fuel cell technology company and serves on the Board of three other public technology companies as well as several other private technology companies and other organizations. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder and currently Chair of BC Social Venture Partners, which has raised several million dollars towards funding specific community projects. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Andrew Harries
Director

Mr. Harris became director of Norsat November 29, 2011. Mr. Harries has extensive experience in corporate strategy, financing, global alliances and business growth. A co-founder of Sierra Wireless, Inc. (TSX: SW), Mr. Harries played a major role in positioning that company to secure TSX and NASDAQ public listings and grow its annual revenues to over US $200 million. Mr. Harries is currently President and CEO of GameString, a software development company. Most recently, Mr. Harries acted as founding President and CEO of Zeugma Systems, a telecommunications systems supplier that delivered open solutions to accelerate new service deployment for broadband service providers. In that role, he oversaw Zeugma’s evolution from initial seed funding in 2004, through development and commercialization to its sale to Tellabs, Inc. in November 2010. Currently, Mr. Harries Chairs the Board of Directors, Science World British Columbia and is Chair of Simon Fraser University Business Dean's External Advisory Board. Mr. Harries holds a Master of Business Administration degree from Simon Fraser University.

Dr. Amiee Chan
Director, President and Chief Executive Officer

Dr. Amiee Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company.  See Senior Management section below.

Ugo A. Doninelli
      Former Director and Chairman of the Board

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

Margaret A. Good
Former Director and Chair of Audit Committee

Ms. Good became a director of Norsat on May 7, 2010 and resigned May 12, 2011. Ms. Good is a Chartered Accountant based in North Vancouver, British Columbia with over 20 years of experience in financial operations. Ms. Good currently manages her own consulting firm called Sagebrush Consulting Ltd. Ms. Good earned a Bachelor of Commerce, Accounting and Information Management Systems from University of British Columbia. Ms. Good is a member of the Institute of Chartered Accountants of British Columbia.

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

Arthur Chin, Executive Officer
Chief Financial Officer

Mr. Chin was appointed Chief Financial Officer on February 1, 2011, bringing 16 years of professional experience in both public practice and in public companies. Since leaving public practice in 2002, he has served in senior financial positions with several international companies, assisting them in planning and analysis of their financial reporting, handling corporate accounting and tax, corporate communications efforts, and providing corporate development strategies. Mr. Chin was previously with Norsat between 2002 and 2005 and was the Company’s Corporate Controller. Prior to rejoining Norsat, he held senior financial positions mostly in the high technology industry with DDS Wireless International Inc., a TSX listed company that provides wireless mobile data solutions and Ascalade Communications Inc., formerly a TSX listed company that designed, developed and manufactured digital wireless and communication products and also with the Canadian Tourism Commission. Prior to his corporate experiences he was in Big 4 public practice, most recently as a Manager in the assurance practice of Deloitte and originally with PricewaterhouseCoopers. Mr. Chin is a Chartered Accountant of the Institute of Chartered Accountants of British Columbia.

Calven Iwata, Executive Officer
President of Sinclair Technologies

Mr. Iwata is a hands-on executive with 25 years of operating experience. Prior to Norsat's acquisition of Sinclair  in January 2011, he served as the President and CEO of Sinclair, where he led Sinclair through a formal restructuring process that resulted in profitable operating performance, orderly reduction of debt (all the way to being debt free), and a return to organic growth. Mr. Iwata's other successful corporate turnaround experiences include restructuring distressed public company MusicMusicMusic, which resulted in a successful divestiture and restructuring. Mr. Iwata also was involved in divesting distressed AMEX-listed Cabletel Communications, which resulted in a 100% recovery for the senior secured lender. Mr. Iwata has held a number of senior executive positions including: SVP and CFO of TSX listed Cygnal Technologies where he completed nine acquisitions in three years, creating revenues to grow from $60 million to $141 million and a doubling in EPS; and SVP and GM of broadband systems integrator, Comlink Systems where he was involved with the divestiture to Cygnal (formerly Normex). Mr. Iwata began his career articling with Laventhol & Horwath (now PricewaterhouseCoopers) and is a graduate from the University of British Columbia (B.Com.). Mr. Iwata is a Chartered Accountant and a Chartered Business Valuator.

Trevor Greene, Executive Officer
Former Chief Financial Officer

Mr. Greene was appointed Chief Financial Officer on April 1, 2010. Mr. Greene resigned from the Company as at January 23, 2011. Mr. Greene, a Chartered Accountant, worked for Ernst & Young Chartered Accountants and obtained substantial experience in financial reporting of both Canadian and US publicly listed companies, primarily in mining and technology related industries. As a manager within the assurance practice, Mr. Greene is also well versed in the requirements of complex regulatory environments, including reporting under SOX 404 and International Financial Reporting Standards. Prior to joining Ernst & Young, Mr. Greene’s professional experience included process engineering, cost management and analysis, short term and long term cash management, and ISO 9000 certification, developed while working within the accounting team of a world class international shipping firm and as financial manager of a startup manufacturing company. Mr. Greene reported to Dr. Chan.

B.           Compensation

Compensation of Directors

All compensation paid to the Board of Directors is in Canadian Dollars and reported below in Canadian Dollars.

The following table is the directors’ fee structure for the fiscal year ended December 31, 2011:

2011
Chairman of Board of Directors	Cdn$30,000
Chairman of Audit Committee	Cdn$25,000
Other Board Members	Cdn$20,000

Effective July 29, 2009, fees of Cdn$5,000 per year are paid to each director responsible for the Company’s U.S. or CHF$5,000 per year for the Swiss subsidiaries. Each director is also paid a fee of Cdn $500 for each directors’ meeting attended.

During the Company’s fiscal year ended December 31, 2011, the aggregate compensation incurred by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $255,992 (2010 - $93,828).

All compensation awarded to, earned by, paid to or payable to the Board of Directors is reported below in US dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2011 by each director:

Name and Principal Position	Fees earned ($)	Share-based awards	Option based awards	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (1)	31,519	Nil	70,134	Nil	Nil	Nil	101,653
Joseph Caprio	26,549	Nil	24,032	Nil	Nil	2,919	53,500
James Topham (2)	16,651	Nil	38,949	Nil	Nil	Nil	55,600
Andrew Harries (3)	2,138	Nil	25,674	Nil	Nil	Nil	27,812
Ugo Doninelli (4)	5,017	Nil	Nil	Nil	Nil	Nil	5,017
Margaret A. Good (5)	9,897	Nil	Nil	Nil	Nil	2,513	12,410
Amiee Chan	Nil	Nil	Nil	Nil	Nil	Nil	Nil

NOTES
(1)	Mr. Fabio Doninelli joined the board on March 7, 2011 and received a proration of his annual fees as director and chairman of the board.
(2)	Mr. Topham joined the board on May 12, 2011 and received a proration of his annual fees as director and audit committee chair.
(3)	Mr. Harries joined the board on November 29, 2011 and received a proration of his annual fees as director.
(4)	Mr. Ugo Doninelli passed away on February 19, 2011 and received a proration of his annual fees as director and chairman of the board.
(5)	Ms. Good resigned from the board on May 12, 2011 and received a proration of her annual fees as director and audit committee chair.

There were no other arrangements under which independent directors were compensated during 2011. No independent directors earned any compensation for consultancy or other services provided to the Company.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2011, the aggregate compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its executive officers, all of whose financial statements are consolidated with those of the Company, was $2,580,074.

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2011, 2010 and 2009 to each member of senior management.
					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards	Option based awards (1)	Annual Incentive Plans (2)	Long-term incentive plans	Pension Value ($)	All Other Compensation ($) (6)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Dr. Amiee Chan, President and Chief Executive Officer	2011	242,736	N/A	48,064	Nil	N/A	17,240	216,243	524,283
	2010	185,382	N/A	15,509	Nil	N/A	18,064	N/A	218,955
	2009	140,117	N/A	18,455	110,917	N/A	12,552	N/A	282,041
Arthur Chin, Chief Financial Officer (3)	2011	176,152	N/A	39,817	Nil	N/A	8,831	N/A	224,800
Calven Iwata, President of Sinclair Technologies (4)	2011	284,748	N/A	N/A	1,527,544	N/A	14,130	N/A	1,826,422
Trevor Greene, Chief Financial Officer (5)	2011	5,426	N/A	N/A	Nil	N/A	885	12,221	18,532
	2010	104,939	N/A	42,223	Nil	N/A	5,247	N/A	152,409

NOTES:
(1)	Amounts for option based awards are valued under the Black-Scholes Options Pricing Model.
(2)	Amounts paid in the fiscal year related to performance in the prior year.
(3)	Mr. Chin joined the Company on February 1, 2011.
(4)	Mr. Iwata joined the Company on January 21, 2011 when Norsat acquired Sinclair Technologies Holdings Inc.
(5)	Mr. Greene joined the Company on April 1, 2010 and left on January 23, 2011. He received a one-time payment of $12,221.
(6)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.

The bonus amounts were paid pursuant to the Company’s Employee Compensation Plan.  The plan remunerates employees based on successful completion of both personal and corporate objectives and each employee is tiered to a level to match their responsibilities within the Company. During fiscal year 2011, a one-time amount of $202,280 was awarded to the Chief Executive Officer for the successful acquisition of Sinclair and is included under All Other Compensation.

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

Composition of the Board

The Board is currently composed of five directors, four of whom are considered “independent” to the Company. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Recruiting of New Directors

If vacancies occur on the Board, the Board as a group considers replacements and reviews the qualifications of prospective members and determines their relevance, taking into consideration the current Board composition and the skills required to round out the capabilities of the Board.

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

Directors’ and Officers’ Liability Insurance

Directors’ and Officers’ liability insurance coverage in 2011 was Cdn $10,000,000. Total premiums expensed during 2011 amounted to $38,136.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting. The current directors have served as such as follows:  Mr. Doninelli since March 2011; Mr. Caprio since May 2005; Mr. Topham since May 2011, Mr. Harries since November 2011 and Dr. Chan since August 2009.

The Company does not provide benefits for its non-executive directors.

Board Committees

The Board currently has one standing committee being the Audit Committee. The Company has no remuneration committee.

Audit Committee

The Company’s Audit Committee was comprised of three directors of the Board namely: Mr. Topham, Mr. Caprio, and Mr. Doninelli, each of whom is independent and an “unrelated” director.  Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Topham has an accounting designation and related financial expertise.  The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors.   The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2011, the Audit Committee met four times to carry out its responsibilities.

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

On May 6, 2011, Grant Thornton LLP was appointed as the auditor of the Company for fiscal year ending December 31, 2010. Grant Thornton continued as the Company’s auditor for the fiscal year ending December 31, 2011.

The Audit Committee discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Audit Committee reviewed and approved audit fees, audit related fees, tax fees and other services fees charged by Grant Thornton LLP.

Taking all of these reviews and discussions into account, on March 8, 2012, the Audit Committee recommended to the Board of Directors that the Board approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2011.

Compensation Objectives

The Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan and Stock Option Plan. The Board sets the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of stock options. The Board is also responsible for reviewing executive management succession and development plans.

The Company has established compensation policies to address the following objectives:

●	To assist the Company to attract and retain highly qualified individuals.

●	To reward employees annually for achieving financial results.

●	To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.

●	To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.

●	To ensure competitive compensation that is also financially affordable for the Company.

●	To provide a rational methodology for incentive compensation and stock option grants that employees understand and support.

●	To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company has a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics.  The Company’s compensation plan is comprised of a combination of base salary, an annual incentive plan, an annual incentive stock option award, and benefits. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance, and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental, and a group Registered Retirement Savings Plan (RRSP). Executives also receive a car allowance.

Performance Bonus

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

On October 5, 2006, as a result of the executive compensation review, the Company’s Board of Directors passed a resolution to amend the executives’ bonus evaluation criteria established in 2004. The new plan is designed to measure executives’ bonuses one hundred percent based on the Company’s performance and weighted 33% on achievement of annual revenue targets and 67% on annual profit targets. Furthermore, no bonus shall be paid to executives if the Company is not profitable. The performance bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary of for the CEO and 37.5% of base salary for all other executives. Additionally, the bonus payment is affected by a multiplier based on the pre-approved target range for both revenue and profit performance objectives. The multiplier ranges from 0.5x to 2.0x.

The performance bonus amount is the sum of the two elements and calculated as follows:

Multiplier for annual revenue target multiplied by 33% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%) plus the Multiplier for annual profit target multiplied by 67% multiplied by base salary multiplied by corresponding percentage (75% or 37.5%).

Overall the targets for the plan were set very high but with attainable goals. So, while the performance of the Company for 2011 was positive, it was not at the level previously agreed with the Board. As a result of performance in 2010 and 2011, for executives, a corporate multiplier was determined to be 0.0x of target.

As a result of the Company’s performance, the Board did not award any corporate bonus for executives in fiscal 2010 and 2011. However, during fiscal 2011, a one-time amount was awarded to the Chief Executive Officer for the successful acquisition of Sinclair.

Annual Incentive Stock Option Award

The Board believes that most employees should have a stake in the Company’s future and that their interests should be aligned with the interests of the shareholders. To this end, the Board determines the overall amount of the stock option award to directors, officers and employees, primarily based on whose decisions and actions can have the greatest impact on the Company’s performance. These option-based awards are granted under the Company’s Stock Option Plan. The Company considers previous awards of option-based awards when considering new grants. Options are issued at the market price of the stock at the date of the grant. Option-based awards, if any, typically have a five-year term and vest in two years.

No stock options were awarded for fiscal 2011 and 2010’s performance.

Compensation of the Executive Officers

The compensation of the Chief Executive Officer is reviewed annually and approved by the independent members of the Board of Directors. On November 4, 2009, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2010. On November 09, 2010, the Board of Directors reviewed and approved changes that were made to the executives’ compensation packages for 2011.

      D.  Employees

In 2011, the Company added a total of 94 employees as a result of the Sinclair.

In 2010, the Company increased resources in its administration team. These additions relate primarily to customer service and have improved our overall customer experience.

The chart below provides a breakdown of the number of employees (including full time equivalents) by function:

	December 31, 2011	December 31, 2010	December 31, 2009
Senior Management	3	2	2
Research and Development	29	13	14
Sales and Marketing	27	12	11
Finance	12	6	5
Other Administration	8	7	2
Production and Logistics	80	21	21
Total	159	61	55

 The following table shows the number of employees by geographical location at the end of each period:

	December 31, 2011	December 31, 2010	December 31, 2009
Canada	148	54	45
United States	5	3	3
Other	6	4	7
Total	159	61	55

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.           Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2011:

Name, Position, Country of residence	Number of common shares owned (1)	As a % of outstanding common shares	Number of common share purchase warrants owned
Fabio Doninelli (Director and Chairman of the Board) Switzerland	2,069,575(2)	3.54%	Nil
Joseph Caprio (Director) USA	165,136 (3)	0.28%	Nil
James Topham (Director and Chair of the Audit Committee) Canada	Nil	0.00%	Nil
Andrew Harries (Director) Canada	Nil	0.00%	Nil
Amiee Chan (Director, President and CEO) Canada	558,536	0.95%	Nil
Arthur Chin (Chief Financial Officer) Canada	Nil	0.00%	Nil
Calven Iwata (President of Sinclair) Canada	1,842,294 (4)	3.15%	Nil

NOTES:
(1)
The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)
Mr. Fabio Doninelli directly owns 84,000 shares of the Company. By virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 1,985,575 common shares of the Company held by Prismafin S.A, bringing his total ownership to 2,069,575.

(3)
Mr. Caprio directly owns 155,386  shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 9,750 shares of the Company, bringing his total ownership to 165,136.

(4)
Mr. Iwata directly owns 1,490,193 shares of the Company. By virtue of Mr. Iwata’s spouse, he exercises direction over an additional 352,101 shares of the Company, bringing his total ownership to 1,842,294.

Outstanding option-based awards and share-based awards

The following table sets forth details of the Directors and Executive Officers outstanding stock options as at December 31, 2011 and the fiscal year-end value of in-the-money unexercised options:

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn)	Options expiration date	Value of unexercised in the money options (Cdn) (1)	Number of shares not vested	Market value of share based awards that have not vested
Fabio Doninelli (Director and Chairman of the Board)	150,000	$0.86	4-Mar-16	Nil	N/A	N/A
James Topham (Director and Chair of the Audit Committee)	100,000	$0.73	12-May-16	Nil	N/A	N/A
Andrew Harries (Director)	100,000	$0.51	22-Nov-16	Nil	N/A	N/A
Joseph Caprio (Director)	20,000	$1.37	1-Apr-13	Nil	N/A	N/A
	20,000	$0.90	1-Apr-14	Nil	N/A	N/A
	20,000	$0.70	1-Apr-15	Nil	N/A	N/A
	100,000	$0.48	14-Dec-16	$2,000	N/A
	160,000			$2,000
Dr. Amiee Chan, (President and Chief Executive Officer)	40,000	$1.37	1-Apr-13	Nil	N/A	N/A
	40,000	$0.90	1-Apr-14	Nil	N/A	N/A
	40,000	$0.70	1-Apr-15	Nil	N/A	N/A
	200,000	$0.48	14-Dec-16	$4,000	N/A	N/A
	320,000			$4,000
Arthur Chin (Chief Financial Officer)	100,000	$0.70	1-Feb16	Nil	N/A	N/A

NOTES:
(1) Calculated using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2011, less the exercise price of the stock option(s).

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2011 for each Director and Executive of the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year($)
Fabio Doninelli (Director and Chairman of the Board)	Nil	N/A	N/A
James Topham (Director and Chair of the Audit Committee)	Nil	N/A	N/A
Andrew Harries (Director)	Nil	N/A	N/A
Joseph Caprio (Director)	Nil	N/A	N/A
Dr. Amiee Chan, (President and Chief Executive Officer)	Nil	N/A	N/A
Arthur Chin (Chief Financial Officer)	Nil	N/A	N/A

7.	Major Shareholders and Related Party Transactions

     A.         Major shareholders

The Company's authorized capital consists of 100,000,000 (2010-75,000,000) common shares without par value, of which 58,316,532 common shares were issued and outstanding as at December 31, 2011.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

   B.         Related party transactions

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years ended and as at December 31, 2011 and 2010, specifically note 20 “Related party transaction”.

   C.         Interests of experts and counsel

 Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3. Consolidated Statements and Other Financial Information

See exhibit 99.4 Audited Consolidated Statements Years Ended December 31, 2011 and 2010 to this Form 20-F.

A4. – A6.

Not applicable

A7. Litigation

None.

A8. Dividend Policy

Our Company has not paid any dividends during its history. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company’s earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

B.     Significant Changes

      None.

9.	The Offer and Listing

Our common shares trade on the TSX under the symbol NII and on the OTC Bulletin Board under the symbol NSATF.

The high and low share prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) the most recent six months are listed below:

			TSX		OTC BB
			(CDN. Dollars)		(U.S. Dollars)
			High	Low	High	Low

a)	2011		0.96	0.44	0.95	0.43
	2010		0.84	0.50	0.80	0.42
	2009		1.04	0.40	0.99	0.32
	2008		1.59	0.46	1.60	0.38
	2007		1.09	0.59	0.98	0.49

b)	2011
	Fourth quarter		0.53	0.44	0.53	0.43
	Third quarter		0.62	0.49	0.65	0.50
	Second quarter		0.77	0.60	0.78	0.60
	First Quarter		0.96	0.50	0.95	0.55

	2010
	Fourth quarter		0.67	0.60	0.66	0.42
	Third quarter		0.68	0.52	0.66	0.50
	Second quarter		0.82	0.60	0.80	0.50
	First Quarter		0.87	0.67	0.95	0.62
c)	Last 6 Months
	February	2012	0.54	0.49	0.55	0.49
	January	2012	0.53	0.47	0.50	0.48
	December	2011	0.50	0.44	0.49	0.43
	November	2011	0.53	0.47	0.50	0.47
	October	2011	0.53	0.50	0.53	0.48
	September	2011	0.59	0.51	0.57	0.51

10.	Additional Information

A.           Share capital

Not applicable

B.           Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000. Effective March 28, 2006, Norsat was registered under the BC Business Corporation Act (the “Act”). On June 30, 2011, the Company filed a Notice of Change of Articles on EDGAR and filed its updated articles under the Business Corporations Act (British Columbia) (“BCA”). The amendments principally reflect the provisions of the BCA that modernize British Columbia corporate legislation. The New Articles do not include a number of provisions in the existing articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the new articles and include the use of the new terminology adopted under the BCA.

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

Directors Borrowing Powers

Our Articles provide that the directors, on our behalf, may:

a)	borrow money in any manner or amounts, on any security from any source and upon any terms and conditions that they consider appropriate;
b)
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other persons and at such discounts or premiums and on such other terms as the directors consider appropriate; and

c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d)
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on the whole or any part of the present and future assets and undertaking of the Company.

Retirement of Directors Under an Age Limit Requirement

Our Articles do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification

Our Articles do not provide for a requirement of shares for a director’s qualification.

Share Capital

The authorized share capital of our Company consists of 100,000,000 (2010 -75,000,000) Common Shares.

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

Alteration of Share Rights

A special resolution is required to effect a change in the rights of shareholders. A special resolution is a resolution passed by a two-thirds majority of the votes cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at a meeting of the shareholders of the Company, or a resolution in writing signed by every shareholder of the Company who would have been entitled to vote at a meeting of the shareholders of the Company.

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

C.           Material Contracts

The only material contracts entered into by the Corporation, other than contracts entered into in the normal course of business, are as follows:

On January 21, 2011, the Company entered into an agreement with the shareholders of Sinclair Technologies Holdings Inc. (“Sinclair”), a leading provider of antenna and radio frequency conditioning products, to purchase all the shares of Sinclair. The Company appended the related purchase and sale agreement as an exhibit in the Company’s 2010 Annual Report.

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

Sale or Exchange of Common Shares

Subject to the passive foreign investment company (PFIC) rules, upon the sale, exchange or other disposition of common shares, a United States Holder will recognize capital gain or loss in an amount equal to the difference between his or her adjusted tax basis in his or her shares and the amount realized on the disposition. A United States Holder's adjusted tax basis in the common shares will generally be the initial cost, but may be adjusted for various reasons including the receipt by such United States Holder of a distribution that was not made up wholly of earning and profits as described above under the heading "Treatment of Dividend Distributions”. A United States Holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale date as of the date that the sale settles, while a United States Holder who uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless he or she has elected to use the settlement date to determine his or her proceeds of sale. Capital gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 15% rate of taxation for non-corporate taxpayers. Absent legislative action to extend the current rates, such maximum rate will increase to 20% for long-term capital gain that is recognized after 2012. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

Treatment of Dividend Distributions

Subject to the passive foreign investment company (PFIC) rules, in the event that we pay a dividend, a United States Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the United States Holder's tax basis in the common shares and, to the extent in excess of such basis, will be treated as capital gain.

Distributions of current or accumulated earnings and profits paid in Canadian dollars to a United States Holder will be includible in the income of the United States Holder in a dollar amount calculated by reference to the exchange rate on the date the distribution is received. A United States Holder who receives a distribution of Canadian dollars and converts the Canadian dollars into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the Canadian dollar against the U.S. dollar. Such gain or loss will generally be ordinary income and loss and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

United States Holders will generally have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to specified conditions and limitations. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Canadian income taxes withheld, but these individuals generally may still claim a credit against their U.S. federal income tax liability. The amount of foreign income taxes that may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The total amount of allowable foreign tax credits in any year cannot exceed the pre-credit U.S. tax liability for the year attributable to foreign source taxable income and further limitations may apply under the alternative minimum tax. A United States Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on common shares to the extent that he or she has not held the common shares for at least 15 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent that he or she is under an obligation to make related payments with respect to substantially similar or related property. Instead, a deduction may be allowed. Any days during which a United States Holder has substantially diminished his or her risk of loss on his or her common shares are not counted toward meeting the 16-day holding period.

Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, the company believes that dividends paid by it with respect to its common shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable. Absent legislative action to extend the current rates, dividends paid after 2012 will be subject to tax, as ordinary income, at rates up to 39.6%. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

Information Reporting and Backup Withholding

Payments made within the United States, or by a U.S. payer or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of common shares will be subject to information reporting. Backup withholding tax, at the then applicable rate, will apply if a United States Holder (a) fails to furnish the United States Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that the United States Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the United States Holder has furnished the United States Holder's correct U.S. taxpayer identification number and that the IRS has not notified the United States Holder that the United States Holder is subject to backup withholding tax. However, United States Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a United States Holder's U.S. federal income tax liability, if any, or will be refunded, if the United States Holder follows the requisite procedures and timely furnishes the required information to the IRS. United States Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

Recently enacted legislation requires U.S. individuals to report an interest in any "specified foreign financial asset" if the aggregate value of such assets owned by the U.S. individual exceeds $50,000 (or such higher amount as the IRS may prescribe in future guidance). Stock issued by a foreign corporation is treated as a specified foreign financial asset for this purpose.

Non-United States Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on or upon the disposition of shares, provided in some instances that the non-United States Holder provides a taxpayer identification number, certifies to his foreign status or otherwise establishes an exemption.

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

Taxation of Capital Gains on Sale of Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless the common shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, common shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the common shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Norsat; and (B) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the common shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the common shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Tax Treaty if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Tax Treaty and the Canadian Tax Act. Consequently, on the basis that the value of the common shares should not be considered to derive or to have derived their value principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the commons shares generally will be exempt from tax under the Canadian Tax Act.

F.           Dividends and paying agents

Not applicable.

G.           Statement by experts

Not applicable.

H.           Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2011 and subsequent interim financial statements of the Company may be obtained, upon request, from the Chief Financial Officer of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

I.      Subsidiary Information

Reference is made under “Item 4C. Organization Structure”.

11.	Quantitative and Qualitative Disclosures About Market Risk

Risks Associated with Foreign Exchange

The Company’s financial assets include cash and cash equivalents, short term investments, trade and other receivables, and contract work-in-progress.  The Company’s financial liabilities include trade and other accounts payable, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

The Company has classified its cash and cash equivalents, short-term investments, trade and other receivables, and contract work-in-progress as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable, interest bearing loans and borrowings, promissory note payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

The Company is exposed to foreign currency exchange risk as a result of its operating expenses being predominately denominated in Canadian Dollars. A stronger Canadian dollar increases expenses when translated into United States Dollars. The Company does not engage in any formal hedging transactions.

Foreign Exchange Effect on the Consolidated Statement of Earnings and Comprehensive Income.  The Company’s revenues and cost of sales are predominately denominated in U.S. dollars and the Company’s expenses are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in the Consolidated Statement of Earnings and Comprehensive Income.

Foreign Exchange Effect on the Consolidated Statement of Financial Position.  Non -U.S. dollar denominated balance sheet accounts are translated into U.S. dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, and cash and cash equivalents, and at historical exchange rates for non-monetary items.  Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the Consolidated Statement of Earnings and Comprehensive Income.

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

The Company’s capital resources as at December 31, 2011, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

The Company has a secured operating line of credit with HSBC Bank Canada (the “Bank”) of Cdn$3.5 million or US$2.8 million subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2011, the Company had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil).

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$950,000, subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2011, the Company had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil).

12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Consolidated financial statements. They have concluded that our disclosure controls and procedures were effective, at a reasonable assurance level.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Norsat’s CEO and CFO have assessed the effectiveness of the our internal control over financial reporting as at December 31, 2011, in accordance with Internal Control over Financial Reporting – Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, Norsat’s CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2011.

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

Changes in Internal Controls over Financial Reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.           [Reserved]

16A.	Audit Committee Financial Expert

Reference is made to “Item 6-C – Board Practices”.  Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee.  Mr. James Topham has been determined to be such audit committee financial expert.  The Commission has indicated that the designation of Mr. Topham as an audit committee financial expert does not make Mr.Topham an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Topham that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Mr. Topham is “independent” as that term is defined in the listing standards of the NASDAQ Stock Market. As a result, Mr. Topham serves as the chair of the audit committee of Norsat.

16B.	Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investors, Corporate Governance, Corporate Policies.

16C.	Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2011 and 2010 (fees paid are in Canadian Dollars):

	Audit Fees	Audit Related Fees	All Other Fees	Total
2011	$189,263	$142,275	$-	$331,538
2010	$170,364	$73,500	$-	$243,864

Audit fees are for the audit of the annual consolidated financial statements. Audit related fees are primarily for services related to review of other statutory filings and conversion to International Financial Reporting Standards.

16D.	Exemptions from the listing standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer

The Company obtained regulatory approval to commence a normal course issuer bid (“NCIB”) to purchase up to a maximum of 5,269,674 of its common shares, representing approximately 10% of the public float as of August 17, 2010, through the facilities of the Toronto Stock Exchange ("TSX"). Norsat’s total issued and outstanding common shares were 53,440,245 as of August 17, 2010.

The NCIB commenced on August 30, 2010 and was terminated on August 29, 2011 The price paid for any common shares acquired will be the market price at the time of purchase and all common shares purchased under the normal course issuer bid have been cancelled.

During the fiscal year ended December 31, 2011, the Company repurchased 51,000 common shares at a weighted average share price Cdn$0.53 ($0.55) per share under the terms of the NCIB.  Other than the period described above, there were no other repurchases under the terms of normal course issuer bid. Fees relating to the normal course issuer bid of $260 reduced share capital. The effects of the shares repurchased during the fiscal year ended December 31, 2011 resulted in a decrease in share capital of $35,113 and a net increase in retained earnings of $7,199. The cost of such shares are allocated to Share Capital in the amount equal to the assigned value of the shares, and the difference between the assigned value and the cost of shares repurchased to retained earnings.

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

(a)(3) The Company has provided Ernst & Young LLP with a copy of the disclosures it is making in response to this Item. The Company has requested Ernst & Young LLP to furnish a letter addressed to the Commission stating whether it agrees with the statements made by the Company in (a)(1)(i) and (ii) above and, if not, stating the respects in which Ernst & Young LLP does not agree. The Registrant has filed the letter as exhibit 19(4.5) in the Company’s 2010 Form 20-F previously file under EDGAR and SEDAR, dated April 4, 2011.

16G.	Corporate Governance

The Company does not have any significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the United States following SEC listing standards.

PART III

17.	Financial Statements

Not applicable.

18.	Financial Statements

Not applicable.

19.	Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Film No.	Exhibit No.	Filed as exhibits to this Form 20-F
1.1	Articles of Incorporation	6K	June 30, 2011	11941737	99.1

1.2	Notice of Change of Articles	6K	June 30, 2011	11941737	99.2

4.1	Share Purchase Agreement dated January 18, 2011 for the acquisition of Sinclair Technologies Holdings Inc.	6K	February 3, 2011	11570932

4.2	Letter on Change in Registrant’s Certifying Accountant	6K	April 13, 2010	10746721	99.2

99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, CEO and CFO					X

99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X

99.3	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CFO					X

99.4	Audited Consolidated Financial Statements Years Ended December 31, 2011 and 2010					X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Arthur Chin”
Date:	March 9, 2012	Arthur Chin, Chief Financial Officer