Form 20-F
period 2012-12-31
Norsat International Inc.
filed 2013-03-07
CIK 748213

OMB Number: 3235-0288

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.

British Columbia, Canada

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to ________________
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

☐Yes  ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes  ☒No

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

☒Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒Yes  ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer☐                 Accelerated filer☐          Non-accelerated filer☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐                 International Financial Reporting Standards as issued ☒                        Other☐

                         by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.

 ☐Item 17   ☐Item 18

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

☐Yes   ☒No

Table Of Contents

Unless we indicate otherwise, all information in this Annual Report is stated as of March 5, 2013, the date as of which we prepared information for our annual report to shareholders.

PART I			5
1	.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2	.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3	.	KEY INFORMATION	6
A.		SELECTED FINANCIAL DATA	6
B.		CAPITALIZATION AND INDEBTEDNESS	7
C.		REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.		RISK FACTORS	8
4	.	INFORMATION ON THE COMPANY	14
A.		HISTORY AND DEVELOPMENT OF THE COMPANY	14
B.		BUSINESS OVERVIEW	18
C.		ORGANIZATIONAL STRUCTURE	25
D.		PROPERTY, PLANTS AND EQUIPMENT	26
4	A.	UNRESOLVED STAFF COMMENTS	26
5	.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.		OPERATING RESULTS	26
B.		LIQUIDITY AND CAPITAL RESOURCES	50
C.		RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC	54
D.		TREND INFORMATION	55
E.		OFF-BALANCE SHEET ARRANGEMENTS	56
F.		TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	56
G.		SAFE HARBOR	56
6	.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	57
A.		DIRECTORS AND SENIOR MANAGEMENT	57
B.		COMPENSATION	59
C.		BOARD PRACTICES	62
D.		EMPLOYEES	67
E.		SHARE OWNERSHIP	68
7	.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70
A.		MAJOR SHAREHOLDERS	70
B.		RELATED PARTY TRANSACTIONS	70
C.		INTERESTS OF EXPERTS AND COUNSEL	70
8	.	FINANCIAL INFORMATION	71
A		CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	71
B.		SIGNIFICANT CHANGES	71
9	.	THE OFFER AND LISTING	72
10	.	ADDITIONAL INFORMATION	73
A.		SHARE CAPITAL	73
B.		MEMORANDUM AND ARTICLES OF ASSOCIATION	73
C.		MATERIAL CONTRACTS	75
3

D.		EXCHANGE CONTROLS	76
E.		TAXATION	76
F.		DIVIDENDS AND PAYING AGENTS	80
G.		STATEMENT BY EXPERTS	80
H.		DOCUMENTS ON DISPLAY	80
I.		SUBSIDIARY INFORMATION	81
11	.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	81
12	.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	82

PART II			83
13	.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83
14	.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
		PROCEEDS	83
15	.	CONTROLS AND PROCEDURES	83
16	A.	AUDIT COMMITTEE FINANCIAL EXPERT	84
16	B.	CODE OF ETHICS	84
16	C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	84
16	D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	84
16	E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	85
16	F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT	85
16	G.	CORPORATE GOVERNANCE	85
16	H.	MINE SAFETY DISCLOSURE	85

PART III			85
17	.	FINANCIAL STATEMENTS	85
18	.	FINANCIAL STATEMENTS	85
19	.	EXHIBITS	86

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

Unless we indicate otherwise, all information in this Annual Report is stated as of March 5, 2013, the date as of which we prepared information for our annual report to shareholders.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A. Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, or “Norsat”) for the last three fiscal years ended December 31, 2012, 2011, and 2010 prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information for the last three fiscal years ended December 31, 2012, 2011 and 2010 have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following exchange rates are used in expressing amounts from United States Dollars to Canadian Dollars:

USD to CAD	2012	2011	2010

December 31	1.0051	0.9833	0.9946
Annual average	1.0008	1.0114	1.0299

Table 1: Selected Financial Information according to IFRS

(Expressed in thousands, except per share amounts)

Financial results for 2011 and 2010 have been restated below for discontinued operations compared to previously reported financial results.

Year Ended December 31	2012	2011	2010
	$	$	$
Sales	42,429	37,792	19,818
Earnings before income taxes	2,553	1,761	2,159
Current income tax expense	782	811	140
Deferred income tax (recovery)/expense	(3,283)	479	(224)
Earnings from continuing operations	5,054	471	2,244
Net earnings for the period	5,135	411	2,140
Earnings from continuing operations and net earnings per share -basic	0.09	0.01	0.04
Earnings from continuing operations and net earnings per share - diluted	0.09	0.01	0.04
	#	#	#
Weighted average number of shares – basic	58,146	58,046	53,567
Weighted average number of shares – diluted	58,149	58,165	53,651
Dividends per share	-	-	-
As at December 31	2012	2011	2010
	$	$	$
Cash and cash equivalents	5,054	4,193	6,315
Total assets, excluding future income tax assets	36,710	39,064	18,543
Total assets	40,882	40,261	20,414
Net assets	24,234	18,678	15,833
Acquisition loan	6,953	9,650	-
Promissory note payable	693	597	-
Issued capital	39,851	39,851	37,447

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. At December 31, 2012, the Company has accumulated a deficit of $19,779,153. Although the Company has generated net profit from its continued operations throughout 2012, in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, it has also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of the Company’s future performance.

The Company’s inability to accurately forecast its results from quarter-to-quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

The Company recognizes the threats posed by operating in an uncertain global economic environment. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer consolidations. A deterioration in economic environment may accelerate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will impact our business and financial condition.

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

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of the Company, the Company may not achieve profitability in the communications industry and it may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing the Company’s ability to maintain product innovation and leadership. Our current SADI program ended December 31, 2012. The Company is in the process of applying for a new SADI program. However, we cannot be certain that an agreement will be signed.

The Company has customer concentration. A significant portion of the Company’s revenues have been recognized from a limited number of customers. A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

During 2012, one customer of our Sinclair Technologies division represented 11% of our total revenue (2011 and 2010 – no customer above 10%).

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

Aggressive pricing is a common business dynamic in our markets. Some of our competitors have greater scale as well as a broader service offering than we have. Some of our current or potential competitors may also increase or shift their presence in new lower-cost regions to try to offset the continuous competitive pressure and increasing labor costs, may develop or acquire services comparable or superior to those we develop, combine or merge to form larger competitors, or adapt more quickly than we may to new technologies, evolving industry trends and changing customer requirements.

The Company’s ability to compete effectively will depend on its ability to increase sales, attract new customers in a timely and cost effective manner and sell these products at competitive prices. The Company is dependent on others for the supply and manufacture of components and products it sells. The Company has outsourced substantially all of the manufacturing of the microwave products it sells; the Company relies on its suppliers to provide components for the production of other products. If either the manufacturers or suppliers cannot deliver products to the Company on time, its revenues and profits will be adversely affected.

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds four patents (US Patents# 6931245; 7218289; 8200150; 8125400;) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, the Company cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

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

Any of these factors could prevent the Company from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. The Company’s failure to realize the anticipated benefits of acquisitions could adversely affect our business and operating results. The Company’s acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. The Company’s failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect the Company’s operating results.

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

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of the Company’s products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products. The Company is also at risk of exposure to potential product liability claims from distributors and end‑users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. The Company cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defence costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

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

If the Company’s suppliers do not supply it with a sufficient amount and quality of components at acceptable prices, and in a timely manner, its ability to manufacture the Company’s products would be harmed and the business would suffer. The Company relies on third-party suppliers to provide components and product subassemblies. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet the Company’s quality, quantity or cost requirements, or its inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to the Company, could adversely affect its ability to manufacture or source products. The Company may experience delays in the manufacture or sourcing of products and the business and financial results would suffer if the Company fails to identify alternate suppliers, or if the Company’s supply is interrupted or reduced or if there is a significant increase in cost.

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

Any failure to successfully manage the Company’s international operations would have a material adverse effect on its financial condition and operating results. The Company has operations in numerous countries, including Canada, United States, United Kingdom and Switzerland. International operations are subject to inherent risks which may adversely affect us, including:

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has 100,000,000 shares of Common Stock authorized, of which 58,316,532 were outstanding at March 5, 2013. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company, could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock. Although the Company has reported profitability in all four quarters of 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, the Company has also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock. The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

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

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $180,000 (2011 – $177,000, 2010 - $90,000).

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

            110 - 4020 Viking Way

Richmond, British Columbia

             Canada V6V 2L4

Telephone: 604-821-2800

Fax: 604-821-2801

Email: investor@norsat.com

            www.norsat.com

4.	The principal business events in Norsat’s 30 year history are presented below in in chronological order:

           1982 The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

 The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

             1985     The Company introduced synthesized receivers (JR Series) that enable internal melding of phase and frequency for a very high degree of accuracy    these receivers gain significant traction with private networks.

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

The Company’s US Subsidiary, Diamond Pacific, was named the Master Systems Operator by the US Satellite Broadcasting Company, a major supplier of premium movie channels, to support its Multiple Dwelling Unit (MDU) market

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

           The Company was issued United States Patent No. 6931245 entitled “Down Converter for            the            Combined Reception of Linear and Circular Polarization Signal from Collocated            Satellite.”

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

The Company was issued United States Patent No.7218289 for the GLOBETrekker TM design entitled “Portable High-Speed Data & Broadcast Quality Video and Communication Terminal and Case”.

2008	The Company announced entry into the marine satellite industry and the Worldwide Interoperability for Microwave Access (WiMAX) network business in 2008.

The Company received a repayable contribution from the Canadian government to assist in research and development activities. The funding program was made through the Ministry of Industry’s Strategic and Aerospace Defence Initiative (“SADI”). The total contribution will be a maximum of Canadian $5.97 million through to the year 2011. The contract was subsequently extended to December 31, 2012.

In September 2008, the Company was awarded a $5.5 million contract from the U.S. Department of Defence for the delivery of portable satellite systems.

2009	The Company was awarded a contract to manage a Vessel Monitoring System (“VMS”) in Europe.

 2010   The Company was awarded a $1.7 million contract with a European military.

           The Company was named one of BC Business Top 100 companies.

           The Company was awarded $4.2 million in contract orders with US Government organizations.

2011	On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc (“Sinclair”) for $18.5 million.

Norsat obtained a $12 million loan in connection with the acquisition of Sinclair. As of December 31, 2012, the loan balance had been paid down to $7.0 million.

The Company’s Satellite Solutions segment was awarded a Cdn$3.5 million sales contract to provide satellite-based communications network and ongoing
17

           satellite airtime to the First Nations’ Emergency Society of British Columbia (“FNESS”).

           Our Satellite Solutions’ segment released a High Definition-capable version of our GLOBETrekkerTM system.

           The Company’s Satellite Solutions segment was awarded a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and

           Control Agency (“NATO”).

2012	The Company launched a new Power Solutions division that provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communication, transportation and resource sectors.

Norsat launched a Satellite Locator application for iPhone and Android phones that enable users to locate geostationary satellites, assess obstructions and point satellite ground terminals.

The Company’s legal structure was reorganized such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. Immediately afterwards all the assets and liabilities of STHI were transferred to Norsat International Inc (“Norsat”). As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

The Company has divested its Italian subsidiary that operated the Company’s vessel monitoring unit for cash consideration of Euro 70,000 ($85,764). The vessel monitoring unit formed part of the Company’s Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Solutions segment

Norsat wins a BC Export Awards for Advancing Technology and Innovation for export success and leadership.

In 2012, the Company was issued United States Patent No.8200150 entitled “Automatic Satellite Acquisition System for Portable Satellite Terminal” and United States Patent No.8125400 entitled “Compact Antenna Feed Assembly and Support Arm with Integrated Waveguide.

5.	Capital Expenditures

During 2012, the Company made net purchases of property and equipment in the amounts of $547,662 (2011-$276,673, 2010-$584,789) primarily relating to the purchase of equipment for product development and test equipment and operations. There are currently no major capital projects or divestitures in progress.

B.	Business overview

1. Norsat Business and Principal Activities

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety, search and rescue operators and others. Our solutions enable the transmission of data, audio and video for challenging applications and environments. Our products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products, microwave components, and maritime based satellite terminals. Additionally, through our Norsat Power Solutions segment, we provide power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have two additional segments which have limited activity – Maritime Solutions and Norsat Power Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

While Norsat’s products have traditionally addressed the US government and broadcast television markets, there is growing interest from other NATO militaries; high-end commercial enterprise customers benefiting from the growth in commodity prices and the transportation companies who serve them; and commercial enterprise and government customers seeking to implement business continuity programs.

.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31,
	2012	2011	2010
	$	$	$
Canada	7,569	8,562	469
United States	24,333	21,375	12,552
Europe and other	10,527	7,855	6,797
Total	42,429	37,792	19,818

Customer concentration

For the year ended December 31, 2012, one customer of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue (2011 – no customer). The one customer represented 11% of total revenue for the year ended December 31, 2012.

Business Segments

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have three additional segments which have limited activity – Maritime Solutions and Norsat Power Solutions. Following the sale of our vessel monitoring unit, we included other Maritime Solutions revenues under the Satellite Solutions reporting segment. Norsat Power Solutions revenues are reported under the Sinclair Technologies reporting segment.

(a) Sinclair Technologies Business Segment

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas

Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the FCC in the US and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products. This, in turn, preserves our leadership position in the antenna market.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Filters

Sinclair Technologies also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers. Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Radio Frequency Based Communications - Market Profile

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Land Mobile Radio (“LMR”) industry and specifically by the following industry segments:

•	Public safety operators, including several police forces, coast guards and navies, and a large set of ambulance and fire dispatch services;

•	Private sector networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators. These customers are generally served through an extensive set of dealers specializing in radio systems;

•	Mobile radio, public safety, aviation and heavy transport industries; and

•	Original equipment manufacturers.

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

Competition

The primary competition for antenna and filter products are PCTEL Inc. (NASDAQ:PCTI) Tel. Kathrein – Werke KG, Laird PLC (LSE: LRD.L), Bird Technologies Group, EMR Corporation, Axell Wireless, RFI Corporation, COMPROD., dbSpectra and Radio Frequency Systems (RFS).

(b) Satellite Solutions Business Segment

Products

Our Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In 2008, we entered the marine satellite business with a line of maritime very small aperture terminal (“VSAT’) and television receive only (“TVRO”) terminals and service offerings. This segment provides broadband connectivity for commercial and recreational fishing and boating, as well as military applications. We continue to explore different alternatives for leveraging our technology into the area of maritime communications.

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military grade specifications (MIL-STD-810G) and is easily transported via IATA compliant packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is Norsat’s most portable satellite solution, ideal for the rapid deployments of military or other highly mobile operations. The ROVER is capable of data transfer rates of approximately 1.0 Mbps, yet still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, and yet portable enough for mobile operations. SigmaLink is idea for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Offered by Norsat’s Maritime Solutions division,COM series is a high performance line of VSAT terminals designed for militaries, fisheries, oil & gas and other commercial applications. The TVRO series provides high quality signal reception, ideal for cruise, yacht and recreational applications. In 2012, Norsat introduced Global-VSATTM, an equipment and service bundle that includes satellite terminals and airtime.

Norsat’s high performance fly-away satellite terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables user to pre-configure settings for rapid field deployments.

Norsat entered the machine to machine (“M2M”) solutions market in 2013, with Sentinel remote site monitoring and control (“RMC”), a new equipment and service package. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC is an end-to-end M2M solution that includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Satellite – based Communications - Market Profile

Norsat’s satellite-based communications business includes s Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.” These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

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

Demand for satellite based M2M solutions is on the rise given the needs of key vertical markets. Overall the satellite market is stable and expected to grow at a steady pace. Certain verticals, such as transportation, oil and gas and cargo, show stable growth while military is expected to experience slower growth. Green energy, mining, utilities and civil government show growth typical of nascent markets.

Competition

The competitive pressures in the United States Government market for portable satellite systems are markedly different from the broadcast and commercial markets. While there are some pricing pressures, they are less pronounced; system reliability, performance records and relationships with program offices are significantly more important. In this sector, the Company faces competition from General Dynamics Corp. (NYSE: GD), C3ISR, a segment of L-3 Communications Holdings Inc. (NYSE: LLL), TeleCommunication Systems Inc. (NASDAQ: TSYS), Globecomm Systems Inc. (NASDAQ: GCOM) and Ultra electronics, Gigasat, a segment of Ultra electronics Holdings PLC (LSE: ULE). From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL). At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmecchanica SpA (OTC: FINMY), EADS (OTC: EADSF), Lockheed Martin (NYSE: LMT) and Raytheon Company (NYSE: RTN).

In the broadcast and commercial markets, the Company faces competition from terrestrial alternatives such as microwave radio vendors and the traditional providers of portable satellite systems including: Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL); VisLink Plc’s Advent business unit; Ultra electronics, Gigasat and Holkirk Communications, a subsidiary of Sematron (UK) Ltd. The Company also faces competition from service providers such as Harris Caprock Communications and Spacenet, a subsidiary of Gilat Satellite Networks Ltd. (NYSE:GILT).

(c) Microwave Products Business Segment

Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

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

Competition

The primary competition for this business unit comes from New Japan Radio Co, Ltd (Tokyo Stock Exchange: 6911) and to a lesser extent from the Company’s own suppliers.

(d) Maritime Solutions Business Segment

Market Profile

We created our Maritime Solutions segment in 2008 when we entered the marine satellite business. This segment provides broadband connectivity over satellite for industries that operate in a marine environment. Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore different alternatives for leveraging our technology into this area.

On July 17, 2012, we sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated our vessel monitoring unit which formed part of our Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Solutions segment. Please refer to section 5A, under the heading “Discontinued Operations” for further discussion.

Competition

The sector is well established and very competitive. The dominant player in this segment is SeaTel Maritime Communications, a division of Cobham PLC (LSE: COB). In addition to SeaTel, other companies that have established a presence in this space include Orbit Communications Systems and KVH Industries (NASDAQ:KVHI).

(e) Power Solutions Business Segment

Products

Our Power Solutions segment specializes in designing and manufacturing energy storage solutions for AC 3-phase UPS systems used in Mission Critical backup power applications. Our products are deployed in projects requiring high reliability/integrity with runtimes from 1 minute to 8 hours and power levels from 10kW-1MW and are custom engineered using a flexible platform approach to provide optimized (power density, footprint and life) project specific performance.

Market Profile

Power Solutions provide the energy storage component of a backup power system for the following industry segments: data centres, utility generating stations and switchyards, hospitals, air traffic control, industrial process control, oil and gas and mining.

Our Power Solutions are designed to support power systems manufactured by industry leaders such as General Electrical, Liebert (Emerson Network Power), Powerware (Eaton Corporation) & Mitsubishi Electric.

Competition

The dominant player in this segment is Enersys Inc. (NYSE ENS); C&D Technologies; and East Penn Manufacturing

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

3. Research and Development

Research and development activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 8% of its annual revenues excluding any government contributions and allocated 17% of its staff towards research and development activities.

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

The Company has renewed interest in employing patent protection due to competition in its markets. The Company has a patent portfolio of four patents. The Company does not believe that any single patent is material to our business as a whole.

C.	Organizational structure

As at December 31, 2012, the Company has five significant wholly-owned and active subsidiaries. These are:

•	Norsat International [America], Inc. incorporated and located in Falls Church city, VA, United States of America;
•	Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England
•	Norsat SA, incorporated in Lausanne, Switzerland
•	Sinclair Technologies Ltd. registered and located in Somersham, United Kingdom
•	Sinclair Technologies Inc. registered in New York, New York, USA and located in Hamburg, New York, USA

The mandate of Norsat International [America], Inc. is to market and support satellite systems into certain government markets.

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa regions.

Norsat SA’s mandate is to concentrate on the Company’s sales and supply chain activities as well as provide a regional centre for the Company’s expanding level of activity in the European, Middle East and African markets.

The Company’s legal structure was reorganized such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of Sinclair Technologies Holdings Inc. (“STHI”), were transferred to STHI. Immediately afterwards all the assets and liabilities of STHI were transferred to Norsat International Inc. As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

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

During fiscal 2010, the Company renewed the lease of its head office location for a further six years. The monthly rent for this space is approximately $42,000. In addition to the minimum rent, the Company is responsible to pay maintenance, utilities and taxes.

Through the acquisition of Sinclair in 2011, the Company has added leased premises in Aurora, Ontario, Canada. The lease is for approximately 45,246 square feet of space. This location houses the Antenna and RF Conditioning Products operating segment’s sales office, engineering and production department and includes warehouse space as well. In 2012, the Company has renewed its lease for the Aurora premises, extending the lease to December 31, 2014. Monthly rent is approximately $33,000.

Most of the Company’s products are produced and shipped out of the Richmond and Aurora locations.

Norsat also operates out of leased premises in Lincoln and Somersham, England; and Hamburg, New York.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.	UNRESOLVED STAFF COMMENTS

Not applicable

5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

The following information should be read in conjunction with the Company’s 2012 consolidated financial statements and related notes included therein, which are prepared in accordance with International Financial Standards as issued by the International Accounting Standards Board. All amounts following are expressed in United States Dollars unless otherwise indicated.

The Company currently generates revenue primarily from three business segments, Sinclair Technologies, Satellite Solutions and Microwave Products, as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these three business segments. Economic factors such as foreign exchange fluctuations, market prices of similar products and worldwide political environment may also play an important role to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political, foreign exchange fluctuations and inflation that have materially affected, directly or indirectly the Company’s operations.

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
Year ended December 31	2012	2011	2010
	$	$	$
Sales	42,429	37,792	19,818
Earnings before income taxes	2,553	1,761	2,159
Current income tax expense	782	811	140
Deferred income tax (recovery)/expense	(3,283)	479	(224)
Earnings from continuing operations	5,054	471	2,244
Net earnings	5,135	411	2,140
Earnings from continuing operations and net earnings per share - basic	0.09	0.01	0.04
Earnings from continuing operations and net earnings per share - diluted	0.09	0.01	0.14

Year ended December 31	2012	2011	2010
	$	$	$
Total assets, excluding deferred income tax assets	36,710	39,064	18,543
Total assets	40,882	40,261	20,414
Acquisition loan	6,953	9,650	nil
Promissory note payable	693	597	nil
Issued capital	39,851	39,851	37,447
Shareholders’ equity	24,233	18,678	15,833

Quarterly Financial Data (unaudited) (Expressed in thousands, except per share amounts)
	Three Months Ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2012	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings (loss) for the period	518	2,771	975	871
Net earnings (loss) per share - basic	0.01	0.05	0.01	0.02
Net earnings (loss) per share - diluted	0.01	0.05	0.01	0.02
Weighted average common shares outstanding - basic	58,317	58,197	58,037	58,037
Weighted average common shares outstanding - diluted	58,343	58,197	58,039	58,039

2011*	$	$	$	$
Sales	8,599	8,427	11,298	9,468
Net earnings (loss) for the period	(187)	(285)	1,102	(219)
Net earnings (loss) per share - basic	(0.00)	(0.00)	0.02	(0.00)
Net earnings (loss) per share - diluted	(0.00)	(0.00)	0.02	(0.00)
	#	#	#	#
Weighted average common shares outstanding - basic	57,082	58,364	58,351	58,317
Weighted average common shares outstanding - diluted	57,082	58,364	58,380	58,317

2010*	$	$	$	$
Sales	4,779	5,064	4,424	5,551
Net earnings for the period	505	817	609	215
Net earnings per share - basic	0.01	0.02	0.01	0.00
Net earnings per share - diluted	0.01	0.02	0.01	0.00
	#	#	#	#
Weighted average common shares outstanding - basic	53,677	53,591	53,439	53,566
Weighted average common shares outstanding - diluted	53,855	53,758	53,551	53,651

*Sales for 2012, 2011 and 2010 were restated to reflect discontinued operations. Please refer to section 5A under the heading “Discontinued Operations” for further discussion.

Quarterly results from our three business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Fiscal 2012 Compared to Fiscal 2011

Results of Operations

Sales and Gross Margin

Sales ($000’s)	Three Months Ended 2012 (unaudited)				Year Ended Dec 31
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
	$	$	$	$		$	$
Sinclair Technologies	6,167	6,394	5,950	5,662	24,173	20,219	-
Satellite Solutions	2,143	1,691	2,381	2,463	8,678	9,162	11,326
Microwave Products	2,099	2,340	2,666	2,473	9,578	8,411	8,492
Total	10,409	10,425	10,997	10,598	42,429	37,792	19,818

Gross Margin	Three Months Ended 2012 (unaudited)				Year Ended Dec 31
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
Sinclair Technologies	45%	45%	41%	45%	44%	45%	-
Satellite Solutions	41%	32%	40%	38%	38%	40%	52%
Microwave Products	43%	44%	44%	46%	44%	42%	42%
Total	44%	43%	42%	44%	43%	43%	47%

 For year ended December 31, 2012, total sales increased by $4.6 million, or 12%, to $42.4 million, from $37.8 million in 2011.

Our Sinclair Technologies segment was a significant contributor to this improvement, with full-year sales increasing 8% to $24.2 million, from $20.2 million in 2011. This gain reflects the positive impact of twelve months contribution from Sinclair, compared to just over eleven months contribution last year. The extra partial month in 2012 contributed approximately $1.0 million in sales. Sales from this segment were also above historical norms, reflecting strong demand, especially in the public safety and transportation sectors.

Satellite Solutions sales were $8.7 million in 2012, compared to $9.2 million in 2011. The year-over year change reflects a $0.5 million in lower equipment sales to the US military due to lower US military spending, $0.3 million reduction in services sales due to the expiry of warranties and post-service contract service revenue, and a $0.3 million reduction in other Maritime Solutions related sales, which are now included in Satellite Solutions sales. These decreases were partially offset by an increase in sales and services of $0.7 million to non-US military customers.

In the satellite industry, US military spending is projected to remain slow in the near term, resulting in reduced demand. Traditionally, US military was the main customer for satellite services. As sales to US military declines, we expect satellite services sales to decline as well.

However, we will continue to diversify our customer and product base, with a focus on militaries beyond the US, as well as the commercial, resource, transportation and public safety segments. As the segment diversifies beyond its traditional military focus, we would expect revenues to increase, however gross margins would be somewhat lower.

Microwave Products sales increased 14% to $9.6 million for the year ended December 31, 2012, up from $8.4 million during the same period in 2011. This significant increase reflects higher sales volumes, particularly for Ka and Ku-band receivers, as well as the addition of new products suitable for airborne applications.

On a consolidated basis, gross margin percentage was 43% in 2012, on par with 2011. Gross profit from the Sinclair Technologies maintained a gross margin percentage of 44% comparable to the 45% achieved in 2011. Gross profit margins from the Satellite Solutions segment declined to 38%, from 40% in 2011, reflecting lower margins on the FNESS and NATO contracts, together with lower selling prices for some existing product lines. In addition, gross margins were affected by a lower proportion of high-margin service revenues in the mix. Gross margin percentages from the Microwave Products segment improved to 44%, from 42%, reflecting higher demand for more customized products.

Expenses

Expenses ($000’s)	Three Months Ended 2012 (unaudited)				Year Ended Dec 31
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
	$	$	$	$	$	$	$
Selling and distributing	1,737	1,979	1,965	1,532	7,213	5,614	2,923
General and administrative	1,477	1,292	992	1,336	5,097	7,195	3,280
Product development, net	530	781	289	773	2,373	1,295	863
Other (Income)/ Expense	52	186	577	109	924	491	239
Total Expenses	3,796	4,238	3,823	3,750	15,607	14,595	7,305

            For the year ended December 31, 2012, total expenses increased to $15.6 million, from $14.6 million in 2011.

Selling and distributing expenses increased to $7.2 million, from $5.6 million in 2011. This $1.6 million increase includes a $1.0 million investment in sales and marketing resources, $0.3 million for the launch of our new Norsat Power segment, $0.2 million higher sales commissions and bonuses resulting from achieving certain revenue and earnings targets, and $0.1 million from added costs of operating the Sinclair Technologies segment for an extra month in 2012.

General and administrative expenses decreased to $5.1million, from $7.2 million during the year ended December 31, 2012. The $2.1 million reduction reflects the absence of $0.5 million in acquisition costs incurred in 2011 as part of the Sinclair transaction, reduction of approximately $1.2 million in salary and incentive payments for the former president of Sinclair, together with a $0.1 million reduction in professional fees, $0.3 million in employee related cost savings, and $0.3 million in other cost savings across the Company. These savings were partially offset by $0.3 million in additional bonuses resulting from the achievement of certain revenue and profit targets in 2012, and by the $0.1 million added cost of operating the Sinclair division for an additional month in 2012.

Product Development Costs ($000’s)	Three Months Ended 2012 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
	$	$	$	$	$	$	$
Product Development	772	973	712	907	3,364	2,897	1,950
Less: Government Funding	(242)	(192)	(423)	(134)	(991)	(1,602)	(1,087)
Product Development, net	530	781	289	773	2,373	1,295	863

Net product development expenses increased to $2.4 million, from $1.3million in 2011. Direct expenses increased by $0.5 million, reflecting continued investment in research and development of next-generation product offerings and twelve full months of Sinclair operations, compared to eleven months in 2011. Increases in direct costs were offset by a $0.1 million decrease in amortization costs. More significantly, government contributions were lower by $0.6 million in 2012 compared to 2011. Our current SADI program ended December 31, 2012 and we utilized all of our remaining SADI funding during the fourth quarter. We are now in the process of applying for funding under a new SADI program, however, we cannot be certain that an agreement will be reached. Product development continues to be a core focus for us and is reflected through our development programs in the Sinclair Technologies and Satellite Solutions business units.

Other expenses for the year ended December 31, 2012 were $0.9 million, compared to $0.5 million in 2011. The increase in other expenses primarily reflects foreign exchange variance of $0.4 million from translating Canadian dollar-denominated payables and loans into US dollars.

Net Earnings for the Period

Earnings (in 000’s) except earnings per share	Three Months Ended 2011 (unaudited)				Year Ended Dec 31
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
Earnings before income taxes	762	189	736	866	2,553	1,761	2,056
Net earnings for the period	518	2,770	975	872	5,135	411	2,141
Net earnings per share - basic & diluted	0.01	0.05	0.01	0.02	0.09	0.01	0.04

For the year ended December 31, 2012, earnings before income taxes increased to $2.6 million, from $1.8 million in 2011. This change was primarily the result of the positive gross profit contribution of $1.8 million, offset by higher total expenses of $1.0 million as discussed above.

As a result of the recent reorganization of our legal structure, we recorded a deferred income tax recovery of $3.0 million and reduced current tax expenses in 2012.

Net earnings from continuing operations for the year ended December 31, 2012 increased by $4.6 million to $5.1 million.

We sold our maritime vessel monitoring unit in 2012, with related revenues and costs being reclassified to earnings/loss from discontinued operations. Please refer to Section 11.0 “Discontinued Operations” for details.

Net earnings for the year ended December 31, 2012 increased significantly to $5.1 million, from $0.4 million in 2011. Earnings per share increased to $0.09 per share, basic and diluted, from $0.01 per share, basic and diluted, during the same period in 2011.

Fiscal 2011 Compared to Fiscal 2010

Financial results for 2011 and 2010 have been restated below for discontinued operations compared to previously reported financial results.

Results of Operations

Sales and Gross Margin

Sales ($000’s)	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
	$	$	$	$	$	$
Sinclair Technologies	4,346	5,218	5,414	5,240	20,219	-
Satellite Solutions	2,413	1,374	3,425	1,950	9,162	11,326
Microwave Products	1,839	1,834	2,459	2,279	8,411	8,492
Total	8,598	8,426	11,298	9,469	37,792	19,818

Gross Margin	Three Months Ended 2010 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
Sinclair Technologies	42%	43%	47%	48%	45%	-
Satellite Solutions	49%	32%	43%	29%	40%	52%
Microwave Products	44%	42%	40%	42%	42%	42%
Total	45%	41%	45%	43%	43%	47%

 Total sales for the year ended December 31, 2011 increased to $37.8 million from $19.8 million in 2010. The $18.0 million, or 90%, increase reflects the inclusion of $20.2 million of sales from Sinclair, partially offset by a net $2.2 million reduction in sales from our other segments.

Sales of Satellite Solutions decreased to $9.1 million from $11.3 million in 2010. The year-over-year change reflects a reduction in ordering activity from the US military. Helping to offset the declines in US military orders were $1.3 million and $0.3 million in revenues from our FNESS and NATO contracts, respectively. Though we have completed the majority of the hardware installation portion of the FNESS contract, we will continue to see airtime-related revenue for the remainder of the contract. In the case of our new NATO contract, the majority of the contract revenues are expected to occur in the second quarter of fiscal 2012. Included in Satellite Solutions is approximately $0.3 million in new Maritime sales reflecting positive impact of investments made to develop the maritime sales channel.

Sales of Microwave Products remained constant at $8.4 million in 2011, compared to $8.5 million in 2010.

Our overall gross margin for the year ended December 31, 2011 was 43%, compared to 47% in 2010. The decline in gross margin percentage reflects the change in our product and market mix as we expanded sales into the higher-volume, but lower-margin commercial market following the Sinclair acquisition.

Margins on our Sinclair sales outperformed historical levels throughout the year as we benefited from a favourable product mix and strong demand levels, especially from the transportation industry. While we continue to anticipate high levels of demand for our Sinclair products, we expect margins will be tempered by more competitive pricing and increases in labour costs in the coming year.

Gross profit margins from our Satellite Solutions segment declined to 40% in 2011, from 52% in 2010. This change was anticipated and reflects lower than normal margins on the FNESS contract and lower selling prices for certain existing product lines. As we expand our customer base outside the US military and into commercial applications, we expect to experience continued pressure on gross margins. Margins for the Satellite Solutions segment were further impacted by an increase in costs for new product lines. However, we expect that production costs will decrease and efficiencies will improve as we build more of these new products. The margin reduction also reflects a $0.2 million write down related to obsolete inventory which was recorded in the second quarter, and an additional inventory provision of $0.1 million in the fourth quarter.

Expenses

Expenses ($000’s)	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
	$	$	$	$	$	$
Selling and distributing	1,160	1,684	1,398	1,372	5.614	2,923
General and administrative	1,738	1,482	1,689	2,286	7,195	3,280
Product development	355	514	537	(111)	1,295	863
Other (Income) Expenses	304	(21)	(379)	587	491	239
Total Expenses	3,557	3,659	3,245	4,134	14,595	7,305

Our commitment to prudent spending has not wavered and our philosophy continues to be reflected in our cost structure. However, when necessary, staff levels are gradually increased to ensure appropriate investments in operations are made, commitments to research and development projects are met, and product innovation and product leadership are not compromised.

For the year ended December 31, 2011, total expenses increased to $14.6 million, from $7.3 million in 2010. The addition of Sinclair accounts for approximately $5.9 million of the year-over-year increase, with the balance primarily reflecting $0.5 million in non-recurring costs related to the Sinclair acquisition, a $0.5 million increase in interest expense related to financing for the acquisition, and $0.8 million of additional amortization of the intangible assets acquired from Sinclair. Operating expenses are expected to remain somewhat higher in upcoming periods, reflecting the costs of operating Sinclair on a full-year basis, and continued investment in sales and marketing resources.

Full-year selling and distributing expenses increased to $5.6 million in 2011, from $2.9 million in the prior year. Approximately $2.2 million of this increase relates to the addition of Sinclair. The balance reflects an increase of $0.6 million in amortization expenses relating to intangible assets we acquired as part of the transaction, partially offset by a reduction in satellite sales commission expenses.

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

Net Earnings for the Period

Earnings (in 000’s) except earnings per share	Three Months Ended 2011 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2011	2010
Earnings (loss) before income taxes	272	(202)	1,785	(94)	1,761	2,056
Net earnings (loss) for the period	(187)	(285)	1,104	(221)	411	2,141
Net earnings (loss) per share - basic & diluted	(0.00)	(0.00)	0.02	(0.00)	0.01	0.04

Earnings before income taxes for the year ended December 31, 2011 were approximately $1.8 million, compared to $2.1 million in 2010.

Full-year net earnings were $0.4 million in 2011, compared to net earnings of $2.1 million in 2010.

Outlook

Looking forward, demand for our Sinclair RF antenna and filter products is expected to remain robust and we will actively invest in new products for this segment as we respond to customer needs. Demand for Microwave Products is also expected to continue to benefit from our proven ability to provide modified or custom solutions specific to our customers’ applications.

In the satellite industry, US military spending is projected to remain slow in the near term. This is expected to result in reduced demand and increased competition as more companies focus on the satellite terminal and related services markets. Given these anticipated pressures, we will continue to work to diversify our customer and product base, with a focus on militaries beyond the US, as well as on the commercial, resource, transportation and public safety segments. As we continue to diversify beyond our traditional military focus, we expect revenues to increase, however gross margins could be somewhat lower.

We remain focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

Currently, we are working to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines. We are pursuing greater diversification by geographic region and by industry vertical, and broadening the solutions we provide to customers. We continue to evaluate strategic opportunities that will improve overall operating and financial performance.

While we will maintain our strict focus on preserving a sustainable cost structure, we anticipate higher costs of production and higher operating costs as investments are made to pursue our strategic objectives. We are cognizant of the extent of the current financial global recovery and will remain vigilant in our credit granting practices, however, we believe our exposure to bad debt is relatively low overall. Most of our trade accounts receivables are generated from various military and a large number of commercial customers, which are not believed to be at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

The current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for realizing growth through business combinations. Going forward, we will actively pursue accretive merger and acquisition opportunities and that meet strict criteria for creating value and that further our strategic objectives.

Critical Accounting Estimates

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

Significant Management Judgement and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgements, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates.

Significant Management Judgement

The following are significant management judgements in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgement is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgement in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions

The Company recognizes Government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgement in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2012, the Company did not recognize any impairment losses of long-lived assets.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Business combinations

The Company uses valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Please refer to Note 16c under Share Option Incentive Plan in the Audited Financial Statements Year Ended December 31, 2012, 2011 and 2010 filed as Exhibit 99.4 to this annual report for information regarding our assumptions for estimating the fair value of stock options.

Share-based payment - restricted share units

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Provision for warranties

The Company provides for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims that can vary from the Company’s estimation.

Allowance account for credit losses

The Company provides for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary

Accounting Policies

The following critical accounting policies reflect our more significant policies used in preparing our consolidated financial statements:

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period that they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective currency of the entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items that are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations

In the Company’s financial statements, all assets, liabilities and transactions of the Company’s foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each foreign operation of the Company determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.

The functional currency of the Company’s foreign operations has remained unchanged during the reporting period.

On consolidation, assets and liabilities have been translated into US dollars at the closing rate at the reporting date. Goodwill and intangible assets arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the closing rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Share-Based Payments

Stock Options

The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of our common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior) and the risk-free interest rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

The Company grants restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

The Company recognizes compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Shares issued under Employee Share Ownership Plan (“ESOP”)

The Company issues common shares in connection with an ESOP offering under the Employee Investment Act (British Columbia) to directors, senior officers and employees. The shares are issued at a discount from share market price as approved by the Toronto Stock Exchange. The Company recognizes compensation expense for the difference between issue price and market price.

Treasury Shares

When the Company reacquires its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted restricted share units as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from retained earnings.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

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

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. Please refer to Note 11 Intangible Assets in the Audited Financial Statements Year Ended December 31, 2012, 2011 and 2010 filed as Exhibit 99.4 to this annual report for information regarding assumptions used to estimate the recoverable amount.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Software	1 to 3 years
Customer relationship	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 years to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

For the purpose of annual impairment testing, brand is allocated to Sinclair Technologies - the operating segment expected to benefit from the synergies of the business combination in which the brand arises.

Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash generating unit is less than their carrying amount an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

             Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash              generating unit level, as appropriate, or when circumstances indicate that the carrying value may be              impaired.

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. See Section 4.6 for information on how goodwill is initially determined and the assumptions used to estimate the recoverable amount of goodwill.

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under the Company’s policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less). Included in deferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of the Company’s products.

Revenue Recognition

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

•	the delivered item(s) has standalone value and
•	when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

•	Vendor specific objective evidence (“VSOE”) of selling price,
•	If VSOE does not exist then third party evidence of selling price (“TPE”) is used, or
•	If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand-alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

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

Revenue that has been received but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Construction Contracts

The Company also earns revenue from fixed-price construction contracts. These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of- completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

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

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company accounts for income tax credits in accordance with IAS 12 Income taxes.

Profit or Loss from Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed or, or is classified as held for sale, and:

•	represents a separate major line of business or geographical area of operations,
•	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or,
•	is a subsidiary acquired exclusively with a view to resale.

Profit or loss from discontinued operations, including prior year components of profit or loss, is presented in a single amount in the Consolidated Statements of Earnings and Comprehensive Income. This amount, which comprises the post-tax profit or loss of discontinued operations and the post-tax gain or loss resulting from the measurement and disposal of assets classified as held for sale, is further analyzed in Section 11.0 “Discontinued Operations”.

The disclosure for the discontinued operations in the prior year relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when the Company generates net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbably or remote, no liability is recognized.

Related Party Transactions

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager and former President of a significant subsidiary are as follows:

(‘000s)	Year ended Dec 31
	2012	2011	2010
	$	$	$
Short-term employee benefits	2,115	2,586	677
Share-based payments	73	17	35
Total	2,188	2,603	712

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the 2011 and 2010 year-over-year increase of short-term employee benefits relates to Sinclair’s variable component of its employee incentive plan based on achievement of certain financial metrics.

The Company’s related party transactions relate solely to compensation of key management personnel.

Recent Accounting Pronouncements

The information provided in note 3.27 under the heading “Future Accounting Pronouncements” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2012, 2011 and 2010 filed as Exhibit 99.4 to this annual report on Form 20-F, is incorporated by reference herein.

Acquisition of Sinclair

On January 21, 2011, we acquired 100% of the outstanding shares of Sinclair, a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

We believe the acquisition of Sinclair complements the Company’s core businesses and supports our goal of becoming a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. It is expected that Sinclair will help diversify our markets into the commercial space and into the municipal government level. In addition, we believe that combining forces with Sinclair may create opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, potentially have target design antennas for its Maritime Solutions segment, and expose Sinclair’s products to its relationships in Europe and the military markets.

The identified assets, liabilities, and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. We conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

(‘000s)	Fair value recognized on acquisition
Assets	$
Cash and cash equivalents	726
Short-term investments	30
Trade and other receivables	2,301
Inventories	4,845
Prepaid expenses and other	153
Property and equipment, net	598
Intangible assets	10,138
Deferred tax assets	67
Total Assets	18,858

Liabilities
Trade and other payables	2,065
Deferred income tax liabilities	2,910
Taxes payable	741
Total Liabilities	5,716

Total identifiable net assets at fair value	13,142

Goodwill on acquisition of Sinclair	5,360

Purchase consideration transferred	18,502

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes.

We have collected substantially all cash flows related to trade and other receivables during 2011 and 2012.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

(‘000s)
$
Cash	15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	18,502

We paid cash consideration of $16.0 million, financed from the Company’s cash and cash equivalents of $4.0 million and $12.0 million in debt financing from our principal banker.

$1.0 million of the cash consideration was held in escrow and acted as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, was releasable to the vendors on January 21, 2013. As at March 5, 2013, all funds have been released from escrow.

In addition, contingent consideration of 4,028,932 common shares were issued from treasury and have an estimated fair value of $2.0 million and promissory notes with a total face value of $750,000 plus interest at 3% per annum were issued to the vendors with an estimated fair value of $0.5 million. The issuance of the common shares and the payment of promissory notes are contingent upon Sinclair achieving certain financial metrics.

At December 31, 2011, the 4,028,932 common shares component of the purchase consideration was held in escrow. The common shares were to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011. Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors during the second quarter of 2012.

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

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012.

On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, the Company decreased in the second quarter the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities. The value of the promissory notes as at December 31, 2012 was $693,129 (2011- $597,226).

The Company incurred transaction costs of approximately $0.8 million of which $0.5 million and $0.3 million were incurred in 2011 and 2010 respectively, in relation to the acquisition that has been recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes. The year-to-date change to Goodwill on acquisition of Sinclair is as follows:

(‘000s)
Balance, December 31, 2010	-
Goodwill acquired through business combination	$5,360
Foreign exchange translation	(82)
Balance, December 31, 2011	$5,278
Foreign exchange translation	111
Balance, December 31, 2012	$5,389

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies - the operating segment expected to benefit from the synergies of the business combination in which the goodwill arises.

The recoverable amount of goodwill was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates determined by management. The growth rates range from 7% to 9%. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2012 is 16.5%.

The growth rates reflect the long-term average growth rates for the product lines and industry of the segment.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

In 2012, based on the Company’s assessment, it did not record any impairment against goodwill as the recoverable amount exceeded its carrying value (2011-Nil).

Apart from the considerations in determining the value in use of the segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. If the discount rate used is increased by 1%, the recoverable amount of goodwill would reduce by approximately $1.7 million, which is approximately $4.6 million above its carrying value.

Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated the Company’s vessel monitoring unit which formed part of our Maritime segment. The unit was not considered a discontinued operation or classified as held for sale at June 30, 2012 or December 31, 2011. The Company committed to a plan to sell the unit following June 30, 2012. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

Expenses ($000’s)	Year Ended Dec 31
	2012	2011	2010
Results of discontinued operation	$	$	$
Revenue	278	564	415
Expenses	291	624	519
Results from operating activities	(13)	(60)	(104)

Gain on sales of discontinued operation	94	-	-
Net earnings (loss) for the period – from
discontinued operations	81	(60)	(104)

Net earnings (loss) per share – basic	0.00	(0.00)	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)	(0.00)

Weighted average number of shares outstanding
Basic	58,183	58,046	53,567
Diluted	58,185	58,165	53,651

Cash flows provided by (used in) discontinued operation
Net cash provided by (used in) operating activities	84	31	(66)
Net cash provided by investing activities	25	-	-
Net cash provided by financing activities	-	-	-
Net cash flows for the period	109	31	(66)

B. Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital, loan repayment and capital expenditures.

Our balance sheet remains strong. As at December, 2012, we had $5.1 million in cash and cash equivalents, an increase of $0.9 million from $4.2 million as at December 31, 2011. Cash and cash equivalents increased by $0.7 million from the third quarter of 2012. To meet our working capital requirements and to provide additional short-term liquidity each period, we may draw on our $4.7 million operating line of credit. As at December 31, 2012 there were no amounts drawn under our operating line of credit.

Cash generated from operating activities was approximately $0.6 million and $2.3 million, respectively, for the three months and year ended December 31, 2012, compared to $0.5 million and $2.3 million for the comparable periods in 2011.

For the three months and year ended December 31, 2012, $14,117 and $0.1 million of cash was used in investing activities, respectively, compared to approximately $0.1 million and $15.5 million during the same periods in 2011. Investing activities for the year ended December 31, 2011 were comprised of the $15.2 million of cash used to acquire Sinclair.

For the three months and year ended December 31, 2012 we used $77,210 and $1.4 million in financing activities, respectively, compared to approximately $0.6 million and $11.2 million cash over the comparable periods in 2011. In 2012, we purchased $0.1 million of treasury shares, which is equivalent to 279,800 common shares at a weighted average share price of $0.46. We also repaid $2.8 million of the acquisition loan and received $1.5 million in government funding in 2012. Financing activities in 2011 included $12.0 million in loan proceeds related to the Sinclair acquisition loan.

Our working capital requirements are mainly for materials, production and selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital as at December 31, 2012 was $7.5 million, compared to $5.1 million at December 31, 2011. The current ratio1 for the 2012 year was at 1.5 times as compared to 1.3 times for the 2010 year.

Trade and other receivables were $7.1 million as at December 31, 2012, down from $7.9 million as at December 31, 2011. Government funding receivables were $0.6 million as at December 31, 2012, lower by $0.7 million, compared to $1.3 million in 2011 as we utilized all of the remaining SADI funding in 2012. The balance of $0.1 million reflects the timing of collections of trade and other trade receivables.

Trade and other payables and accrued liabilities decreased to $5.8 million as of December 31, 2012 compared to $7.1 million in 2011. The $1.3 million reduction reflects improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Inventory as at December 31, 2012 was $9.0 million, compared to $10.2 million as at December 31, 2011, a decrease of $1.2 million. The reduction in inventory reflects our focused efforts to reduce inventory levels, as well as the impact of the $0.3 million increase to our provision for excess and slow-moving inventory.

As of December 31, 2012, shareholders’ equity increased to $24.2 million, from $18.7 million at December 31, 2011. This increase reflects $5.1 million in 2012 earnings, a $0.2 million increase in contributed surplus from stock-based compensation on options and restricted share units, and a $0.3 million increase in accumulated other comprehensive income due to foreign exchange movement, partially offset by $0.1 million of treasury shares for future settlement of restricted share units granted during the second quarter.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

Capital Resources

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard the Company’s ability to support the Company’s normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, the promissory note and the operating line of credit (if drawn). The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of the Company’s assets. As at December 31, 2012 shareholder’s equity was $24.2 million (2011 - $18.7 million).

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

During September 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (the Minister) through the Strategic Aerospace & Defense Initiative (SADI) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of Aerospace & Defense (A&D) technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012. Please refer to Note 8 Government Contributions in the Audited Financial Statements Year Ended December 31, 2012, 2011 and 2010 filed as Exhibit 99.4 to this annual report. Our current SADI program ended December 31, 2012. The Company is in the process of applying for a new SADI program. However, we cannot be certain that an agreement will be signed.

For the year ended December 31, 2012, there were no changes in the Company's approach to capital management.

As at December 31, 2012 the Company had the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

➢	Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢	Debt service coverage ratio cannot be less than 0.70:1.00 for the fiscal year ending December 31, 2012 and cannot to be less than 1.00 thereafter. Ratio is based on Earnings before Interest Depreciation and Amortization (“EBITDA”) less cash taxes and unfunded capital expenditures divided by aggregate principal and interest payments made during the relevant fiscal year – calculated annually beginning December 31, 2012, and

➢	Funded debt to EBITDA, less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed
o	3.50:1.00 for the three months ending September 30, 2012
o	3.00:1.00 for the period ending December 31, 2012, and
o	2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure. Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents. Funded debt includes only the acquisition loan.

As at December 31, 2012, the Company was in compliance with our externally imposed covenants.

The Company’s capital resources as at December 31, 2012 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon. As of December 31, 2012, the Company had cash and cash equivalents of $5.1 million.

Credit Facilities

Operating Line of Credit

On September 17, 2012, HSBC Bank of Canada (the “Bank”) amended the terms and conditions of the Company’s credit facilities. The covenants were amended and reflected under Capital Resources above. In addition, the Company received a new non-revolving demand loan as outlined below.

The following summarizes the Company’s credit facilities extended by HSBC Bank of Canada as at December 31, 2012:

The Company has a secured revolving operating line of credit with the Bank of Cdn$3.5 million or US$2.8 million (2011 - Cdn$3.5 million or US$2.8 million) subject to an interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2012 and 2011, the Company had no borrowings outstanding with respect to the operating line of credit.

On September 17, 2012, the Company secured a new non-revolving demand loan of US$1.0 million to assist in financing the working capital requirements of the Company. The demand loan is subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at December 31, 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$0.9 million (2011- US$0.95) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2012 and 2011, the Company had no borrowing outstanding with respect to the revolving demand note.

Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments.

Under the original terms and conditions of the acquisition loan from the Bank, the Company is also required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year. Pursuant to this formula, the Company was required to pay the Bank $0.6 million related to the financial year ended December 31, 2011 no later than April 30, 2012.

On September 17, 2012, the Bank amended the terms and conditions of the acquisition loan by giving the Company the option to repay the calculated amount under option (b) over a 12 month consecutive period from the payment due date in monthly equal installments plus interest. Please refer to the Capital Resources section above for discussion of changes in covenants.

The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011. The loan is secured by all assets of the Company under a general security assignment.

For the year ended December 31, 2012, the Company made principal repayments totaling $2.8 million (2011-$2.2 million) against the acquisition loan. As at December 31, 2012, the Company’s combined weighted average interest rate was 4.05% (2011 – 4.15%).

The Company incurred costs of $0.1 million related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2012 was $56,554 (2011-$83,398).

The Company has externally imposed capital requirements under its acquisition loan agreement as explained under the Capital Resources section.

As at December 31, 2012, the Company is in compliance with its bank covenants.

C. Research and development, patents and licenses, etc.

In 2008, the Company’s receipt of an award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research & development activities. The Cdn$5.97 million repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (SADI) program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation.

In 2012, 2011 and 2010, the Company continues to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grant awarded in 2008.

The following table provides further details of the Company’s research and development expenditures:

Product Development Costs ($000’s)	Three Months Ended 2012 (unaudited)				Year Ended Dec 31,
	Mar 31	Jun 30	Sep 30	Dec 31	2012	2011	2010
	$	$	$	$	$	$	$
Product Development	772	973	712	907	3,364	2,897	1,950
Less: Government Funding	(242)	(192)	(423)	(134)	(991)	(1,602)	(1,087)
Product Development, net	530	781	289	773	2,373	1,295	863

D. Trend information

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

•	Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks. As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

•	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

•	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market; and

Original equipment manufacturers (OEMs) are driving greater efficiencies and increasing their bargaining power by favouring fewer vendors with a broad product portfolio

Satellite-Based Communications - Trends

•	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

•	As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

•	In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world. Media outlets need to be able to deploy quickly to meet this expectation.

•	Major media are experiencing competition from alternative news sources that typically make content available over the Internet. Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

•	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

•	Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

•	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

•	Experience with information technology and communication equipment in recent decades has conditioned users to expect that related hardware will become smaller and more portable over time, while offering improved functionality. Providers who are able to meet this expectation can realize competitive advantages.

•	Applications for satellite technology are becoming ubiquitous. From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery. As a result, a broader base of users has a need for ground-based satellite equipment.

E.	Off-balance sheet arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The Company’s known contractual obligations at December 31, 2012 are quantified in the following table:

	Payments due by period
Contractual Obligations (‘000s)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	$	$	$	$	$
Long term debt obligations	3,000	3,953	-	-	6,953
Promissory note payable	755	-	-	-	755
Capital lease obligations	-	-	-	-	-
Operating lease obligations	841	1,320	437	-	2,598
Purchase obligations	3,264	189	-	-	3,453
Total	7,860	5,463	437	-	13,759

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The Company has operating lease commitments that extend to June 2017. During 2012, the Company renewed the office leases for its Aurora, Ontario premise until December 31, 2014; Lincoln, England premise until June 30, 2017; and Hamburg, New York premise until November 30, 2013. In addition, the Company is required to make contingent repayment of SADI government contributions starting in the first quarter 2013 using 2012 financial results as the benchmark. As at December 31, 2012, the Company did not accrue any liability for repayment as the amount cannot yet be determined. The promissory note payable includes accumulated interest payment of $30,248. Future interest payment of approximately $370,000 on the acquisition loan, based on a weighted average interest rate of 4.32%, has not been included under long term debt obligations.

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

6.         Directors, Senior Management and Employees

A.        Directors and Senior Management

Directors

The following section sets forth certain information regarding the current directors, as of March 5, 2013:

Fabio Doninelli

Director and Chairman of the Board, member of the Audit Committee and Compensation Committee

Mr. Fabio Doninelli became a director and Chairman of the Board of Norsat on March 7, 2011. Mr. Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world. Mr. Doninelli, who lives in Mendrisio Switzerland, exercises direction over the 1,985,575 Norsat common shares held by Prismafin S.A.

Joseph Caprio
Director, member of the Audit Committee and Compensation Committee

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

James Topham

Director and Chair of the Audit Committee

Mr Topham became director and Chair of Audit Committee of Norsat on May 12, 2011. Mr. Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the Board of two other public technology companies as well as working with several other private technology companies.  Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC.  He is a founder of BC Social Venture Partners, which has raised several million dollars towards funding specific community projects.  Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Andrew Harries

Director and Chair of the Compensation Committee

Mr. Harris became director of Norsat on November 29, 2011. Mr. Harries is a business advisor and corporate director, and has extensive experience in corporate strategy, financing, global alliances and business growth. Mr. Harries was President and CEO of Zeugma Systems, a developer of telecommunications systems for broadband service providers where he oversaw the company's evolution from initial funding in 2004, through development and commercialization to its sale to Tellabs, Inc. in 2010. Prior to co-founding Zeugma Mr. Harries co-founded Sierra Wireless, Inc. (TSX: SW) and during his 11 years with the company played a major role in positioning Sierra Wireless to secure TSX and NASDAQ public listings and grow its annual revenues to over US $200 million. Currently Mr. Harries advises clients on growth strategies, Chairs the Board of Directors at Science World British Columbia, Chairs Simon Fraser University's Beedie School of Business Dean’s External Advisory Board and is a member of the board of directors at Bsquare Corporation. Mr. Harries holds a Master of Busienss Administration degree from Simon Fraser University.

Dr. Amiee Chan

Director, President and Chief Executive Officer

Dr. Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company. See Senior Management section below.

Senior Management

The following section sets forth certain information regarding the current senior management, as of March 5, 2013:

Dr. Amiee Chan, Executive Officer

President and Chief Executive Officer

Dr. Chan was appointed as the President and CEO, on September 8, 2006. Dr. Chan has over 15 years of experience in executive management and research & development in the telecommunications industry. Offering a rare blend of technical and corporate strength, Dr. Chan’s strategic vision has driven Norsat’s innovative product development program and resulted in consistent revenue growth since her appointment as CEO in 2006. In 2012 Dr. Chan won a Women’s Executive Network Top 100 Award, ranked third in PROFIT/Chatelaine’s list of Top Female Entrepreneurs, and led Norsat to win a BC Export Award for Advancing Technology & Innovation. Dr. Chan was Product Manager at CREO from October 2002 to March 2004 and Director of Research and Development at Norsat from April 1998 to May 2002. Dr. Chan has been with the Company for fifteen years. She rejoined the Company in April 2004 as VP of Operations. Dr. Chan holds an Executive MBA from Simon Fraser University where she majored in Strategy and New Ventures and a Ph. D. in Satellite Communications from the University of British Columbia. An accomplished engineer, she has been published over a dozen times, holds three US patents, and has been involved in high level research teams such as the NASA ACTS Terminal Program. Dr. Chan is a member of the UBC Engineering Advisory Council and serves on the Dean’s External Advisory Board for the Beedie School of Business at SFU.

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

Ivan Gissing

General Manager, Sinclair Technologies

Mr. Gissing was appointed General Manager of the Company’s Sinclair Technologies and Power Solutions Division on February 6, 2012. Mr. Gissing brings more than 20 years general management experience in the technology manufacturing industry. Most recently, he held the position of General Manager at Stored Energy Solutions, a manufacturer of high integrity battery systems for mission critical applications. Previously, he worked with Sterling Batteries and Varta Batteries. During the past two decades, Mr. Gissing has gained leadership experience in several key areas of the technology business, including product design and development, and manufacturing. He also played a critical role in market development, successfully driving market penetration and new sales with major utilities and commercial end users such as ABB, AT&T, Amazon, Denver International Airport, Digital Realty Trust, Hewlett Packard, Manitoba Hydro, Microsoft, NB Power, and Washington Mutual Bank. Mr. Gissing holds a B.Sc. in Electrical Engineering from Queens University and is a licensed Professional Engineer in Ontario.

B. Compensation

Compensation of Directors

As part of a Director’s total compensation and to create a direct linage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director’s compensation shall be provided and held in stock options and Restricted Share Units (“RSUs”).

Each non-executive Board member will receive stock options (at market value) upon joining the Board.

The following table is the directors’ fee structure for the fiscal year ended December 31, 2012 in Canadian Dollars:

2012
Chairman of Board of Directors	Cdn$ 32,500
Chairman of Audit Committee	Cdn$ 27,500
Chairman of Compensation Committee	Cdn$ 27,500
Other Board Members	Cdn$ 22,500

In addition each non-executive director will be paid Cdn$1,000 for each Board meeting attended in person and Cdn$250 for each Board meeting attended by conference call during the calendar year. Each non-executive Board member may also receive additional stock options and RSUs if the Company achieves certain annual financial targets. The number of stock options or RSUs willbe determined by the Board at the time of grant. The Company also reimburses its Directors for disbursements incurred on behalf of the Company. Fees of Cdn$5,000 per year will also be paid to each director responsible for the Company’s U.S. subsidiaries or CHF5,000 per year for the Swiss subsidiaries.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the

Board.

During the Company’s fiscal year ended December 31, 2012, the aggregate compensation incurred by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $131,504.

In addition, the Company issued a total of 63,332 RSUs in 2012 to the Board of Directors. The value of these RSUs was $28,522 at grant date based on the closing price on the Toronto Stock Exchange of Cdn$0.45.

All compensation awarded to, earned by, paid to or payable to the Board of Directors is reported below in US dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2012 by each director:

Name and Principal Position	Fees earned ($)	Share-based awards ($)(1)	Option based awards ($)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (Director and Chairman of the Board)	41,922	9,007	Nil	Nil	Nil	Nil	50,929
Joseph Caprio (Director)	31,525	6,005	Nil	Nil	Nil	Nil	37,530
James Topham (Director and Chair of the Audit Committee)	31,525	7,506	Nil	Nil	Nil	Nil	39,031
Andrew Harries (Director and Chair of Compensation Committee)	26,532	6,005	Nil	Nil	Nil	Nil	32,537

NOTES:

(1) Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period, adjusted to reflect the number of RSUs expected to vest.

There were no other arrangements under which independent directors were compensated during 2012. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2012, the aggregate compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its named executive officers, all of whose financial statements are consolidated with those of the Company, was $1,338,606 (2011-$2,580,074).

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2012, 2011 and 2010 to each member of senior management.

					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share-based awards ($)(1)	Option based awards ($)(2)	Annual Incentive Plans (3)	Long-term incentive plans	Pension Value ($)	All Other Compensation ($)(8)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Dr. Amiee Chan, President and CEO(4)	2012	280,224	48,038	N/A	275,917	N/A	27,807	5,431	637,378
	2011	242,736	N/A	48,064	Nil	N/A	22,251	207,973	521,024
	2010	185,382	N/A	15,509	Nil	N/A	18,064	N/A	218,955
Arthur Chin, CFO (5)	2012	240,192	34,861	N/A	180,144	N/A	21,017	N/A	476,214
	2011	176,152	N/A	39,817	Nil	N/A	8,831	N/A	224,800
Ivan Gissing, General Manager of Sinclair Technologies (6)	2012	152,237	N/A	N/A	66,688	N/A	6,089	N/A	225,014

NOTES:

(1)	Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period, adjusted to reflect the number of RSUs expected to vest.
(2)	Amounts for option based awards are valued under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2012, 2011 and 2010 filed as Exhibit 99.4 to this annual report on Form 20-F.
(3)	Amounts paid in the fiscal year related to performance in the prior year.
(4)	Ms. Chan received in 2012 director’s fee of $5,431 for being a director of the Company’s Swiss subsidiary. In 2011, Ms. Chan received a one-time payment of $202,280 and director’s fee of $5,693 for being a director of the Company’s Swiss subsidiary, for a total of $207,973.
(5)	Mr. Chin joined the Company on February 1, 2011.
(6)	Mr. Gissing joined the Company on February 6, 2012.
(7)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.

The bonus amounts (under Annual Incentives Plan) were paid pursuant to the Company’s Employee Compensation Plan. The plan remunerates employees based on successful completion of both corporate and/or personal objectives and each employee is tiered to a level to match their responsibilities within the Company.

Reference is also made to item C immediately below – specifically “Board practices - Performance Bonus” under the heading “Annual Cash Incentive Compensation Plan”.

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

Recruiting of New Directors

When a Board vacancy occurs or an increase in the size of the Board is contemplated, the directors will recommend qualified individuals for nomination to the Board. The directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors. At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

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

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The Directors’ and Officers’ liability insurance coverage was Cdn$10,000,000. Total premiums expensed during 2012 were $36,079.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting. The current directors have served as such as follows: Mr. Doninelli since March 2011; Mr. Caprio since May 2005; Mr. Topham since May 2011, Mr. Harries since November 2011 and Dr. Chan since August 2009.

The Company does not provided benefits for its non-executive directors.

Board Committees

The Board currently has two standing committee being the Audit Committee and the Compensation Committee.

Audit Committee

The Company’s Audit Committee was comprised of three directors of the Board namely: Mr. Topham (Chair), Mr. Caprio, and Mr. Doninelli, each of whom is independent and an “unrelated” director. Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Topham has an accounting designation and related financial expertise. The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2012, the Audit Committee met four times to carry out its responsibilities.

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

On May 9, 2012, Grant Thornton LLP was appointed as the auditor of the Company for fiscal year ending December 31, 2012. Grant Thornton has been the auditor of the Company since March 29, 2010.

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

Taking all of these reviews and discussions into account, on March 5, 2013, the Audit Committee recommended to the Board of Directors that the Board approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2012.

A copy of the Audit Committee’s charter can be found on our website at www.norsat.com under Corporate Governance/ Board Mandate.

Compensation Committee

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee were performed by the independent members of the Board.

On November 6, 2012, the Company reconstituted its Compensation Committee.

The Company’s Compensation Committee comprised of three directors of the Board namely: Mr. Harries (Chair), Mr. Caprio, and Mr. Doninelli, each of whom is independent and an “unrelated” director.

It is the responsibility of the Compensation Committee to (a) review the Company’s annual Information Circular prior to release to any shareholder, government body or the public, (b) review the performance and compensation package of the Chief Executive Officer and executive management, (c) review stock option grants and restricted share units and (d) perform such other duties and tasks as shall be requested by the Board.

During 2012, the Compensation Committee has met once and reviewed the Company’s incentive compensation plan based on 2012 financial results; performance and compensation of the Chief Executive Officer and executive management.

A copy of the Compensation Committee’s charter can be found on our website at www.norsat.com under Corporate Governance/ Board Mandate.

Compensation Discussion and Analysis

The Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan, RSU and Stock Option Plans. The Board sets the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of RSUs and stock options. The Board is also responsible for reviewing executive management succession and development plans.

Compensation Objectives

The Company has established compensation policies to address the following objectives:

•	To assist the Company to attract and retain highly qualified individuals.
•	To reward employees annually for achieving financial results.
•	To create among employees a sense of ownership in the Company and to align the interests of the employees with those of the shareholder.
•	To create a variable component to compensation that is linked to the Company’s business strategy, the Company’s ability to pay and the employee’s ability to influence results.
•	To ensure competitive compensation that is also financially affordable for the Company.
•	To provide a rational methodology for incentive compensation, RSU and stock option grants that employees understand and support.
•	To attract and retain talented individuals to lead those functions important to the Company’s success.

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

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance, and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental and group retirement savings plans. Executives also receive a car allowance.

Annual Cash Incentive Compensation Plan

The Company’s annual cash incentive compensation plan for executives is based on the Compensation Objectives discussed above. Payments under this plan are determined based on the Company’s performance and success in achieving specific operating targets: 50% on annual revenue targets and 50% on annual EBITDA targets. However, no bonus shall be paid if the Company is not profitable.

The cash bonuses for executives are determined as a percentage of base salary and calculated at 75% of base salary for the CEO, 50% of base salary for the CFO and 30% of base salary for the General Manager.

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of the terms of a Restricted Share Unit Plan (the “RSU Plan).

Under the RSU Plan, restricted share units (“RSUs”) are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”).  The RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), Common Shares, which are not to be issued from treasury, without any monetary consideration payable to the Company.  The Company has engaged a trustee to purchase the Common Shares on the public market, through the facilities of the TSX, in connection with the granting of RSUs to Eligible Persons, which Common Shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) in its sole discretion.  To the extent that such criteria are attained, each RSU would be converted into one Common Share held by the trustee.  On termination of employment for any reason whatsoever, all unvested RSUs will be forfeited. Upon death or total disability all unvested RSUs will immediately vest.

The RSUs will be accounted for as a compensation expense under the fair value method of accounting.

In 2012, the Company has awarded a total of 247,405 RSUs to the Board of Directors and senior management. The RSU’s vest ratably over 12, 24 and 34 month periods.

Annual Long-Term Equity: Stock Option Award

On May 9, 2012, the shareholders of the Company approved the adoption of a new stock option plan (the “New Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange (the “TSX”) policies and regulations. In addition, the New Stock Option Plan addressed amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises.

Under the New Stock Option Plan, any increase in the number of outstanding common shares of the Company results in an increase in the number of common shares that are available to be issued under the plan in the future, and any exercise of an option previously granted under the plan results in an additional grant being available under the plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the New Stock Option Plan.

In 2012, no stock options were awarded to the Board of Directors or senior management.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company.

Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employee, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Termination and Change in Control Benefits

The Company has an employment agreement with each of the Named Executive Officers:

Dr. Chan’s contract may be terminated by her with six weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Chin’s contract may be terminated by him with eight weeks’ notice and by the Company by paying: a) salary, accrued vacation pay and pro-rated performance bonus to the date of termination; and b) a lump sum severance equal to twelve (12) months base salary (based on the Executive’s base salary at the time of termination) plus performance bonus at the 1.0x level (based on the Executive’s on-target reward level at the time of termination).

Mr. Gissing’s contract may be terminated by him with ninety days’ notice and by the Company with payment of two months’ salary for each full year of employment with Company, but not less than twelve months.

Each agreement contains a twelve month Non-Competition and Non-Solicitation clause. The Company has no compensatory plan or arrangement to compensate the Named Executive Officers in the event of the termination of employment (resignation, retirement, or change of control) or in the event of a change in responsibilities following a change in control, except for usual notice or payment in lieu of notice requirements in the employment agreements of such Named Executive Officers in the event of termination without just cause. The vesting of RSUs and stock options is governed by the Company’s respective Plans.

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2012, the Named Executive Officer would be paid an incremental amount outlined in the table below:

Payment ($)
Dr. Amiee Chan	492,499
Mr. Arthur Chin	361,836
Mr. Ivan Gissing	29,275
Total	883,610

D.	Employees

The chart below provides a breakdown of the number of employees (including full time equivalents) by function as at December 31:

	2012	2011	2010
Senior Management	3	3	2
Research and Development	27	29	13
Sales and Marketing	30	27	12
Production and Logistics	90	87	21
Finance and Administration	13	13	6
	163	159	61

In 2011, the Company added a total of 94 employees as a result of the Sinclair acquisition.

The following table shows the number of employees by geographical location as at December 31:

	2012	2011	2010
Canada	154	148	54
United States	5	5	3
Other	4	6	4
	163	159	61

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E. Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2012:

Name, Position, Country of residence	Number of common shares owned (1)	As a % of outstanding common shares	Number of common share purchase warrants owned
Fabio Doninelli (Director and Chair of the Board) Switzerland	2,130,575 (2)	3.65%	Nil
Joseph Caprio (Director and member of the Audit and Compensation Committee) USA	179,936 (3)	0.31%	Nil
James Topham (Director and Chair of the Audit Committee) Canada	Nil	0.00%	Nil
Andrew Harries (Director and Chair of the Compensation Committee) Canada	Nil	0.00%	Nil
Amiee Chan (Director, President and CEO) Canada	604,536	1.04%	Nil
Arthur Chin (Chief Financial Officer) Canada	Nil	0.00%	Nil
Ivan Gissing (General Manager of Sinclair) Canada	Nil	0.00%	Nil

NOTES:

(1)	The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.
(2)	Mr. Fabio Doninelli directly owns 145,000 shares of the Company. By virtue of his position as General Manager and Chief Executive Officer of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 1,985,575 common shares of the Company held by Prismafin S.A, bringing his total ownership to 2,130,575.
(3)	Mr. Caprio directly owns 155,386 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 24,550 shares of the Company, bringing his total ownership to 179,936.

Outstanding option-based awards and share-based awards

The following table sets forth details of the Directors and Executive Officers outstanding stock options and restricted share units as at December 31, 2012 and the fiscal year-end value of in-the-money unexercised options:

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn)	Options expiration date	Value of unexercised in the money options (Cdn)(1)	Number of shares not vested	Market value of share based awards that have not vested(Cdn$)(2)
Fabio Doninelli (Director and Chairman of the Board)	150,000	$0.86	4-Mar-16	Nil	-	-
	-	-	-	-	20,000	$10,200
James Topham (Director and Chair of the Audit Committee)	100,000	$0.73	12-May-16	Nil	-	-
	-	-	-	-	16,666	$8,500
Andrew Harries (Director and Chair of the Compensation Committee)	100,000	$0.51	22-Nov-16	Nil	-	-
	-	-	-	-	13,333	$6,800
Joseph Caprio (Director and member of the Audit and Compensation Committee)	20,000	$1.37	1-Apr-13	Nil	-	-
	20,000	$0.90	1-Apr-14	Nil	-	-
	20,000	$0.70	1-Apr-15	Nil	-	-
	100,000	$0.48	14-Dec-16	$3,000
	-	-	-	-	13,333	$6,800
Dr. Amiee Chan (President and Chief Executive Officer)	40,000	$1.37	1-Apr-13	Nil	N/A	N/A
	40,000	$0.90	1-Apr-14	Nil	N/A	N/A
	40,000	$0.70	1-Apr-15	Nil	N/A	N/A
	200,000	$0.48	14-Dec-16	$6,000	N/A	N/A
	-	-	-	-	106,666	$54,400
Arthur Chin (Chief Financial Officer)	100,000	$0.70	1-Feb16	Nil	-	-
	-	-	-	-	77,407	$39,478
Ivan Gissing (General Manager of Sinclair Technologies)	60,000	$0.50	6-Feb-17	$600	-	-

NOTES:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2012, Cdn$0.51, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2012, Cdn$0.51.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2012 for each Director and Executive of the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year($)
Fabio Doninelli (Director and Chairman of the Board)	Nil	Nil	N/A
James Topham (Director and Chair of the Audit Committee)	Nil	Nil	N/A
Andrew Harries (Director and Chair of the Compensation Committee)	Nil	Nil	N/A
Joe Caprio, (Director and member of the Audit and Compensation Committee)	Nil	Nil	N/A
Dr. Amiee Chan, (President and Chief Executive Officer)	Nil	Nil	N/A
Arthur Chin (Chief Financial Officer)	Nil	Nil	N/A

7.	Major Shareholders and Related Party Transactions

A. Major shareholders

The Company's authorized capital consists of 100,000,000 common shares without par value, of which 58,316,532 common shares were issued and outstanding as at December 31, 2012.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B. Related party transactions

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2012, 2011 and 2010, specifically note 22 “Related Party Transaction”.

C. Interests of experts and counsel

Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3. Consolidated Statements and Other Financial Information

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2012, 2011 and 2010 to this Form 20-F.

A4. – A6.

Not applicable

A7. Litigation

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position. As at March 5, 2013, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

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

The high and low share prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) and the most recent six months are listed below:

			TSX		OTC BB
			(CDN. Dollars)		(U.S. Dollars)
			High	Low	High	Low
a)	2012		0.55	0.35	0.55	0.35
	2011		0.96	0.44	0.95	0.43
	2010		0.84	0.50	0.80	0.42
	2009		1.04	0.40	0.99	0.32
	2008		1.59	0.46	1.60	0.38
b)	2012
	Fourth quarter		0.55	0.43	0.53	0.42
	Third quarter		0.51	0.35	0.51	0.35
	Second quarter		0.50	0.40	0.48	0.39
	First Quarter		0.54	0.46	0.55	0.47
	2011
	Fourth quarter		0.53	0.44	0.53	0.43
	Third quarter		0.62	0.49	0.65	0.50
	Second quarter		0.77	0.60	0.78	0.60
	First Quarter		0.96	0.50	0.95	0.55
c)	Last 6 Months
	February	2013	0.58	0.50	0.57	0.51
	January	2013	0.58	0.50	0.59	0.50
	December	2012	0.55	0.44	0.53	0.44
	November	2012	0.51	0.43	0.49	0.45
	October	2012	0.50	0.43	0.49	0.42
	September	2012	0.50	0.46	0.51	0.47

10.	Additional Information

A.           Share capital

Not applicable

B.           Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000. Effective March 28, 2006, Norsat was registered under the BC Business Corporation Act (the “Act”). On June 30, 2011, the Company filed a Notice of Change of Articles on EDGAR and filed its updated articles under the Business Corporations Act (British Columbia) (“BCA”). The amendments principally reflect the provisions of the BCA that modernized British Columbia corporate legislation. The New Articles do not include a number of provisions in the previous articles that are now covered by the BCA to avoid the possibility of conflict or the possibility of having to comply both with the statutory provision and a corresponding but different provision in the new articles and include the use of the new terminology adopted under the BCA.

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
73

Retirement of Directors Under an Age Limit Requirement

Our Articles do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification

Our Articles do not provide for a requirement of shares for a director’s qualification.

Share Capital

The authorized share capital of our Company consists of 100,000,000 Common Shares without par value, of which 58,316,532 common shares are issued and outstanding as at March 5, 2013.

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

Quorum

No business will be transacted at any general meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, the quorum for the transaction of business at a meeting of shareholders is at least one person, or who represents by proxy, one or more shareholders who, in aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

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

C.      Material Contracts

The only material contracts entered into by the Company, other than contracts entered into in the normal course of business, are as follows for the last two years:

On January 21, 2011, the Company entered into an agreement with the shareholders of Sinclair Technologies Holdings Inc. (“Sinclair”), a leading provider of antenna and radio frequency conditioning products, to purchase all the shares of Sinclair. The Company appended the related purchase and sale agreement as an exhibit in the Company’s 2010 Annual Report.

D.      Exchange controls

To the best of the Company's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non‑resident holders of the Company’s Common Shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.

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

Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, the company believes that dividends paid by it with respect to its common shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable Qualified dividend income received after 2012 generally will be taxed at a maximum U.S. federal rate of 15%, except for individuals, (and certain esates and trusts) otherwise in the highest tax bracket of 39.6% in which qualified dividend income will be taxed at 20%. In addition to the applicable federal tax on qualified dividend income, taxpayers with substantial investment income will be subject to a 3.8% surtax on investment income. Taxpayers subject to this surtax and in the highest tax bracket will pay 23.8% on qualified dividend income. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

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

Taxation of Capital Gains on Sale of Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless the common shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, common shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the common shares are listed on a designated stock exchange (which currently includes the TSX and NYSE) at that time, unless at any time during the 60-month period immediately preceding that time: (A) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Norsat; and (B) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, property described in (i) to (iii), in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the common shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the common shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Convention if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Convention and the Canadian Tax Act. Consequently, on the basis that the value of the common shares should not be considered to derive or to have derived their value principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the commons shares generally will be exempt from tax under the Canadian Tax Act.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Copies of the most recent annual report, financial statements for the year ended December 31, 2012 and subsequent interim financial statements of the Company may be obtained, upon request, from the Chief Financial Officer of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

Foreign Exchange Effect on the Consolidated Statement of Earnings and Comprehensive Income: The Company’s revenues and cost of sales are predominately denominated in U.S. dollars and the Company’s expenses are predominately denominated in Canadian dollars. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with the impact being reflected immediately in the Consolidated Statement of Earnings and Comprehensive Income.

Foreign Exchange Effect on the Consolidated Statement of Financial Position: Non -U.S. dollar denominated balance sheet accounts are translated into U.S. dollars at the year-end exchange rate for monetary items such as accounts receivable, accounts payable, and cash and cash equivalents, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as foreign exchange gains/(losses) in the Consolidated Statement of Earnings and Comprehensive Income.

We have not entered into any foreign currency contracts to hedge foreign currency risk during 2012.

Risks Associated with Current Market Conditions

Management believes that there is minimal impact on the Company from the current economic conditions. The majority of the Company’s trade accounts receivables is generated from various government and military customers and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low. Management is cognizant of the extent of the current financial global recovery and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and steady manner.

The Company’s capital resources as at December 31, 2012, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

The Company has a secured revolving operating line of credit with HSBC Canada (the “Bank”) of Cdn$3.5 million or $2.8 million (2011 - Cdn$3.5 million or $2.8 million) subject to an interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2012 and 2011, the Company had no borrowings outstanding with respect to the operating line of credit.

On September 17, 2012, the Company secured a new non-revolving demand loan of $1.0 million to assist in financing the working capital requirements of the Company. The demand loan is subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at December 31, 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of $0.9 million (2011- $0.95) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2012 and 2011, the Company had no borrowing outstanding with respect to the revolving demand note.

Risks Associated with Interest Rates

Borrowings under our operating line of credit bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $47,000 annually, assuming we borrow a maximum of $4.7 million under our undrawn credit facilities.

In addition, borrowings under our acquisition loan bear interest at LIBOR or Prime rate plus a margin. We are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $70,000, based on a principal amount of $7.0 million, which is the balance outstanding as at December 31, 2012.

12.	Description of Securities Other than Equity Securities

  Not applicable.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

  None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

  Not applicable.

15.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2012, at a reasonable assurance level.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Norsat’s CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2012 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission (COSO). Based on this assessment, Norsat’s CEO and CFO have determined that our internal control over financial reporting is effective to meet the requirements of Rules13a-15(f) as at December 31, 2012.

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

Changes in Internal Controls over Financial Reporting

During 2012, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

16C.	Principal Accountant Fees and Services

The following table sets forth fees paid by the Company to Grant Thornton LLP in 2012 and 2011:

	Audit Fees	Audit Related Fees	All Other Fees	Total
	$	$	$	$
2012	$232,026	$-	$-	$232,026
2011	$338,678	$-	$-	$338,678

Audit fees are for services rendered for the audit of the annual consolidated financial statements and for the reviews of our quarterly financial statements. Audit related fees are primarily for assurance and related services reasonably related to the performance of the audit of the annual statements and are not reported under “Audit Fees” above.

16D.	Exemptions from the listing standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer

During 2012, the Company purchased voting shares in the open market to settle awards to employees vesting under our Restricted Share Unit Plan. We purchased a total of 279,800 commons shares at an average share price of Cadn$0.47, for approximately Cdn129,954 ($131,474). The amount was recorded under treasury shares, reducing shareholders’ equity. These shares were held by a third party trustee to be released to participants at vesting of the RSUs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 2012	279,800	Cdn$0.47	279,800	N/A

16F.	Change in Registrant’s Certifying Accountant

Not applicable.

16G.	Corporate Governance

The Company does not have any significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the United States following SEC listing standards.

16H.	Mine Safety Disclosure

Not applicable.

PART III

17.	Financial Statements

Not applicable.

18.	Financial Statements

Not applicable.

19.	Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	Filing Date	Film No.	Exhibit No.	Filed as exhibits to this Form 20-F
1.1	Articles of Incorporation	6K	June 30, 2011	11941737	99.1
1.2	Notice of Change of Articles	6K	June 30, 2011	11941737	99.2
4.1	Share Purchase Agreement dated January 18, 2011 for the acquisition of Sinclair Technologies Holdings Inc.	6K	February 3, 2011	11570932
4.2	Letter on Change in Registrant’s Certifying Accountant	6K	April 13, 2010	10746721	99.2
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, CEO and CFO					X
99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X
99.3	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CFO					X
99.4	Audited Consolidated Financial Statements Years Ended December 31, 2012, 2011, and 2010					X

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Norsat International Inc.
(Registrant)
“Arthur Chin”
Date:	March 5, 2013	Arthur Chin, Chief Financial Officer

1 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.