Form 20-F
period 2013-12-31
Norsat International Inc.
filed 2014-03-17
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2013

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to ________________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

[   ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[   ] Yes [ X ] No

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

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[ X ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Indicate by check mark which financial statement item the registrant has elected to follow.

[   ] Item 17 [   ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[   ] Yes [   ] No

Table Of Contents

PART I		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
4.	INFORMATION ON THE COMPANY	14
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	14
B.	BUSINESS OVERVIEW	19
C.	ORGANIZATIONAL STRUCTURE	25
D.	PROPERTY, PLANTS AND EQUIPMENT	25
4A.	UNRESOLVED STAFF COMMENTS	26
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	OPERATING RESULTS	26
B.	LIQUIDITY AND CAPITAL RESOURCES	57
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	61
D.	TREND INFORMATION	61
E.	OFF-BALANCE SHEET ARRANGEMENTS	63
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	63
G.	SAFE HARBOR	63
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	64
A.	DIRECTORS AND SENIOR MANAGEMENT	64
B.	COMPENSATION	66
C.	BOARD PRACTICES	69
E.	EMPLOYEES	75
E.	SHARE OWNERSHIP	76
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	79
A.	MAJOR SHAREHOLDERS	79
B.	RELATED PARTY TRANSACTIONS	79
C.	INTERESTS OF EXPERTS AND COUNSEL	79
8.	FINANCIAL INFORMATION	79
A1 – A3. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION		79
B. SIGNIFICANT CHANGES		80
9.	THE OFFER AND LISTING	80
10.	ADDITIONAL INFORMATION	81
A.	SHARE CAPITAL	81
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	82
C.	MATERIAL CONTRACTS	84
D.	EXCHANGE CONTROLS	84
E.	TAXATION	85
F.	DIVIDENDS AND PAYING AGENTS	89
G.	STATEMENT BY EXPERTS	89

H.	DOCUMENTS ON DISPLAY	89
I.	SUBSIDIARY INFORMATION	90
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	90
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	91
PART II		92
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	92
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	92
15.	CONTROLS AND PROCEDURES	92
16.	[RESERVED]	93
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	93
16B.	CODE OF ETHICS	93
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	93
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	93
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	94
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	94
16G.	CORPORATE GOVERNANCE	94
16H.	MINE SAFETY DISCLOSURE	94
PART III		94
17.	FINANCIAL STATEMENTS	94
18.	FINANCIAL STATEMENTS	94
19.	EXHIBITS	95

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information –Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8 A1. Consolidated Statements and Other Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norsat International Inc. is referred to in this annual report as “Norsat”, “we”, “our”, “our company”, “the Company” or “us”.

All dollar amounts presented in the Annual Report on Form 20-F are presented in United States dollars unless otherwise indicated. Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

Unless we indicate otherwise, all information in this Annual Report is stated as of March 14, 2014, the date as of which we prepared information for our annual report to shareholders.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

	A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, or “Norsat”) for the last four fiscal years ended December 31, 2013, 2012, 2011, and 2010 which have been extracted from the Company’s audited consolidated financial statements and related notes included herein and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.

Our consolidated financial statements for fiscal years 2010 through 2013 are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. The following exchange rates are used in expressing amounts from United States Dollars to Canadian Dollars:

USD to CAD	2013	2012	2011	2010

December 31	0.9402	1.0051	0.9833	0.9946
Annual average	0.9711	1.0008	1.0114	1.0299

Table 1: Selected Financial Information
(Expressed in thousands, except per share amounts)

Financial results for 2011 and 2010 have been restated below for discontinued operations compared to previously reported financial results.

Income Statement Data	Year ended December 31,
	2013	2012	2011	2010
	$	$	$	$
Sales	36,417	42,429	37,792	19,818
Earnings before income taxes	2,976	2,553	1,761	2,159
Current income tax expense	270	782	811	140
Deferred income tax (recovery)/expense	(1,001)	(3,283)	479	(224)
Earnings from continuing operations	3,707	5,054	471	2,244
Net earnings for the period	3,707	5,135	411	2,140
Earnings from continuing operations and net earnings per share –basic and diluted	0.06	0.09	0.01	0.04
	#	#	#	#
Weighted average number of shares – basic	57,803	58,146	58,046	53,567
Weighted average number of shares – diluted	57,825	58,149	58,165	53,651
Dividends per share	-	-	-	-
Balance Sheet Data	As at December 31,
	2013	2012	2011	2010
	$	$	$	$
Cash and cash equivalents	3,273	5,054	4,193	6,315
Total assets, excluding future income tax assets	33,778	36,710	39,064	18,543
Total assets	38,678	40,882	40,261	20,414
Net assets	26,424	24,234	18,678	15,833
Acquisition loan	4,413	6,953	9,650	-
Promissory note payable	-	693	597	-
Issued capital	39,851	39,851	39,851	37,447
Other Financial Data	Year ended December 31,
	2013	2012	2011	2010
	$	$	$	$
EBITDA(1)	4,613	4,646	3,759	2,437
Adjusted EBITDA(1)	5,120	4,815	4,209	2,938

Note:

(1)

EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” under the heading “Item 5 - Operating and Financial Review and Prospects”. The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

Years ended December 31	2013	2012	2011	2010
	$	$	$	$
Net earnings	3,707	5,135	411	2,140
Interest expense (income)	236	536	533	(1)
Amortization and depreciation	1,401	1,476	1,525	383
Tax (recovery) expense	(731)	(2,501)	1,290	(85)
EBITDA	4,613	4,646	3,759	2,437
Foreign exchange (gain) loss	(888)	250	(100)	87
(Earnings) loss from discontinued operations	-	(81)	60	104
Acquisition costs	131	-	490	310
Write-down of inventory	1,264	-	-	-
Adjusted EBITDA	5,120	4,815	4,209	2,938

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. At December 31, 2013, the Company has accumulated a deficit of $16,072,249. Although the Company has generated net profit from its continued operations throughout 2013 and 2012, in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, it has also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of the Company’s future performance.

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

During 2013, one customer of our Sinclair Technologies division represented 14% of our total revenue (2012 – one customer above 11%, 2011 and 2010 – no customer above 10%).

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

  integrating acquired operations, systems and businesses;

  retaining customer, supplier, employee or other business relationships of acquired operations;

  addressing unforeseen liabilities of acquired businesses;

  limited experience with new technologies; and

  not achieving anticipated business volumes.

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

  labor unrest and differences in regulations and statutes governing employee relations;

  changes in regulatory requirements;

  inflation and rising costs;

  difficulty in staffing and managing foreign operations;

  ability to build infrastructure to support operations;

  changes in local tax rates or adverse tax consequences, including the repatriation of earnings;

  compliance with a variety of foreign laws, including changing import and export regulations;

  adverse changes in trade policies between countries in which we maintain operations;

  economic and political instability;

  potential restrictions on the transfer of funds; and

  foreign exchange risks.

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has unlimited number of Common Stock authorized, of which 58,316,532 were outstanding at March 14, 2014. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company, could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock. Although the Company has reported profitability in all four quarters of 2013 and 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, the Company has also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock. The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

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

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $195,000 (2012 - $180,000, 2011 – $177,000, 2010 - $90,000).

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

110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

Telephone: 604-821-2800
Fax: 604-821-2801
Email: investor@norsat.com
www.norsat.com

4.	The principal business events in Norsat’s 31 year history are presented below in in chronological order:

1982	The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

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

The Company was issued United States Patent No.7218289 for the GLOBETrekkerTM design entitled “Portable High-Speed Data & Broadcast Quality Video and Communication Terminal and Case”.

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

2011
On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc. (“Sinclair”) for $18.5 million.

Norsat obtained a $12 million loan in connection with the acquisition of Sinclair. As of December 31, 2013, the loan balance had been paid down to $4.4 million.

The Company’s Satellite Solutions segment was awarded a Cdn$3.5 million sales contract to provide satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Society of British Columbia (“FNESS”).

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

In 2012, the Company was issued United States Patent No.8200150 entitled “Automatic Satellite Acquisition System for Portable Satellite Terminal” and United States Patent No.8125400 entitled “Compact Antenna Feed Assembly and Support Arm with Integrated Waveguide.”

2013

The Company received a second repayable contribution from the Canadian government to assist in research and development activities. The funding program was made through the Ministry of Industry’s Strategic and Aerospace Defence Initiative (“SADI”). The total contribution will be a maximum of Canadian $13.3 million through to the year 2017.

The Company acquired certain business assets and assumed certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business for $0.5 million. The acquired assets include new products and associated intellectual property (“IP”) that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The Company’s legal structure was reorganized on December 31, 2013 such that wholly owned subsidiaries of Norsat, Norsat International (America), Inc. (“Norsat US”), a Virginia corporation, and Sinclair Technologies, Inc. (“Sinclair US”), a New York corporation, were merged. Sinclair US was merged into Norsat US, which was the surviving corporation in the merger under the Virginia Stock Corporation Act and the New York Business Corporation Law.

5.	Capital Expenditures

During 2013, the Company made net purchases of property and equipment in the amounts of $238,604 (2012- $547,662, 2011-$276,673) primarily relating to the purchase of equipment for product development and test equipment and operations. There are currently no major capital projects or divestitures in progress.

B.	Business overview

1. Norsat Business and Principal Activities

Norsat is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31,
	2013	2012	2011
	$	$	$

Canada	6,203	7,569	8,562

United States	21,731	24,333	21,375

Europe and other	8,483	10,527	7,855

Total	36,417	42,429	37,792

Customer concentration

For the year ended December 31, 2013, one customer of the Sinclair Technologies operating segment individually represented 14% or more of total consolidated revenue (2012 – one customer above 11%, 2011 – no customer above 10%).

Business Segments

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

(a) Sinclair Technologies Business Segment

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multicouplers, and accessories. Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

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

  Mobile radio, public safety, aviation and heavy transport industries; and

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

(b) Satellite Solutions Business Segment

Products

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER is ideal for the rapid deployments of military and other highly mobile operations. The ROVER is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker, Rover and SigmaLink fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

Norsat entered the machine-to-machine (“M2M”) solutions market in 2013 with Sentinel remote site monitoring and control (“RMC”), Sentinel RMC is a global end-to-end, M2M solution. M2M solutions refer to a wide variety of technologies that enable both wireless and wired systems to communicate with other devices of the same ability. By enabling machines to communicate with each other, real-time data can easily be collected and analyzed from remote locations.

Norsat’s Sentinel RMC includes remote terminal units (“RTUs”) for remote site data collection and control, a communication service to backhaul data, a data hosting facility for storage, and a secure web based customer interface for data access. Initially designed for use in the upstream oil & gas market, Sentinel RMC is also ideal for other applications that require real-time data monitoring of remote sites, including forestry, municipal water systems and other unique and niche applications.

Through our recent acquisition of certain assets and liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business, we now offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

The recent acquisition has also allowed us to introduce the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

Satellite – based Communications - Market Profile

Norsat’s satellite-based communications business includes Satellite Solutions, Microwave Products, Maritime Solutions and M2M Solutions. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.” These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

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

Competition

The competitive pressures in the United States Government market for portable satellite systems are markedly different from the broadcast and commercial markets. While there are some pricing pressures, they are less pronounced; system reliability, performance records and relationships with program offices are significantly more important. In this sector, the Company faces competition from General Dynamics Corp. (NYSE: GD), C3ISR, a segment of L-3 Communications Holdings Inc. (NYSE: LLL), TeleCommunication Systems Inc. (NASDAQ: TSYS), Globecomm Systems Inc. (NASDAQ: GCOM) and Ultra electronics, Gigasat, a segment of Ultra electronics Holdings PLC (LSE: ULE). From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL). At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmeccanica S.p.A. (OTC: FINMY), EADS (OTC: EADSF), Lockheed Martin (NYSE: LMT) and Raytheon Company (NYSE: RTN).

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

(c) Microwave Products Business Segment

Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other microwave components.

Low Noise Block Down Converters (“LNBs”), are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or Block Up Converters (“BUCs”) convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Another extension of Norsat’s product offering stemming from our recent acquisition includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

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

Competition

The primary competition for this business unit comes from New Japan Radio Co, Ltd (Tokyo Stock Exchange: 6911) and to a lesser extent from the Company’s own suppliers. The Company also faces competition in the BUC market from Wavestream, a subsidiary of Gilat Satellite Networks Ltd. (NYSE:GILT).

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

3. Research and Development

Research and development activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 10% of its annual revenues excluding any government contributions and allocated 16% of its staff towards research and development activities.

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

As at December 31, 2013, the Company has four significant wholly-owned and active subsidiaries. These are:

  Norsat International (America), Inc. incorporated and located in Richmond, VA, United States of America;

  Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England

  Norsat S.A., incorporated in Lausanne, Switzerland

  Sinclair Technologies Ltd. registered and located in Somersham, United Kingdom

The mandate of Norsat International (America), Inc. is to market, distribute and support sales of satellite systems, antennas and Radio Frequency conditioning products into the U.S. markets.

The mandate of Norsat International (UK) Ltd. is to market and support microwave component products sold into the Europe Middle East and Africa regions.

Norsat S.A.’s mandate is to concentrate on the Company’s sales and supply chain activities as well as provide a regional centre for the Company’s expanding level of activity in the European, Middle East and African markets.

The mandate of Sinclair Technologies Ltd. is to market and support sales of antennas and Radio Frequency conditioning products into the Europe Middle East and Africa regions.

D.	Property and equipment

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

The following information should be read in conjunction with the Company’s 2013 consolidated financial statements and related notes included therein, which are prepared in accordance with International Financial Standards as issued by the International Accounting Standards Board. All amounts following are expressed in United States Dollars unless otherwise indicated.

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

Summary of 2013

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2013 and the results of operations, comprehensive income and cash flows for the year ended December 31, 2013.

The following table shows certain key operating results, financial information and other financial data for the years indicated (in thousands, except per share amounts):

	Year ended December 31,
	2013	2012	*	2011	*
	$	$		$
Sales	36,417	42,429		37,792
Earnings before income taxes	2,976	2,553		1,761
Current income tax expense	270	782		811
Deferred income tax (recovery) expense	(1,001)	(3,283)		479
Earnings from continuing operations	3,707	5,054		471
Net earnings	3,707	5,135		411
Earnings from continuing operations and net earnings per share – basic and diluted	0.06	0.09		0.01
EBITDA(1)	4,613	4,646		3,757
Adjusted EBITDA(1)	5,120	4,815		4,209
Weighted average common shares outstanding - basic	57,803	58,146		58,046
Weighted average common shares outstanding - diluted	57,825	58,149		28,165

	As at December 31
	2013	2012		2011
	$	$		$
Total assets, excluding deferred income tax assets	33,778	36,710		39,064
Total assets	38,678	40,882		40,261
Acquisition loan	4,413	6,953		9,650
Promissory note payable	-	693		597
Issued capital	39,851	39,851		39,851
Shareholders’ equity	26,424	24,233		18,678

*Sales for 2012 and 2011 were restated to reflect discontinued operations. Please refer to section 5A under the heading “Discontinued Operations” for further discussion.

Note:

(1)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

The following table shows quarterly unaudited financial data for the periods indicated (in thousands, except per share amounts):

	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2013	$	$	$	$
Sales	8,354	8,598	8,788	10,677
Net earnings for the period	412	914	683	1,698
Net earnings per share – basic and diluted	0.01	0.02	0.01	0.03
EBITDA(1)	845	1,259	1,045	1,464
Adjusted EBITDA(1)	796	819	1,361	2,144
	#	#	#	#
Weighted average common shares outstanding - basic	58,037	57,831	57,674	57,674
Weighted average common shares outstanding - diluted	58,113	57,868	57,677	57,683

2012*	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings for the period	518	2,771	975	871
Net earnings per share – basic and diluted	0.01	0.05	0.01	0.02
EBITDA(1)	1,229	644	1,398	1,375
Adjusted EBITDA(1)	1,156	735	1,659	1,265
	#	#	#	#
Weighted average common shares outstanding - basic	58,317	58,197	58,037	58,037
Weighted average common shares outstanding - diluted	58,343	58,197	58,039	58,039

2011*	$	$	$	$
Sales	8,599	8,427	11,298	9,468
Net earnings (loss) for the period	(187)	(285)	1,102	(219)
Net earnings (loss) per share – basic and diluted	(0.00)	(0.00)	0.02	(0.00)
EBITDA(1)	470	530	2,258	501
Adjusted EBITDA(1)	1,088	412	1,790	919
	#	#	#	#
Weighted average common shares outstanding - basic	57,082	58,364	58,351	58,317
Weighted average common shares outstanding - diluted	57,082	58,364	58,380	58,317

*Sales for 2012 and 2011 were restated to reflect discontinued operations. Please refer to section 5A under the heading “Discontinued Operations” for further discussion.

Note:

(1)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

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

Results of Operations

Sales and Gross Margin

Sales ($000’s)	Year ended Dec 31,
	2013	2012	2011
	$	$	$
Sinclair Technologies	22,477	24,173	20,219
Satellite Solutions	4,822	8,678	9,162
Microwave Products	9,118	9,578	8,411
Total	36,417	42,429	37,792

Gross Margin	Year ended Dec 31,
	2013	2012	2011
Sinclair Technologies	43%	44%	45%
Satellite Solutions	9%	38%	40%
Microwave Products	42%	44%	42%
Total	38%	43%	43%

Fiscal 2013 Compared to Fiscal 2012

For the year ended December 31, 2013, total sales were $36.4 million, compared to $42.4 million in 2012.

Sinclair Technologies sales were $22.5 million, compared to $24.2 million in 2012. The year-over-year change in sales was largely the result of reduced government spending in Canada and the negative impact of US government budget sequestration.

Satellite Solutions sales were $4.8 million in 2013, compared to $8.6 million in 2012. Sales from this segment were significantly impacted by reduced US military ordering of satellite equipment and services, reflecting the impact of US budget sequestration. Service revenues also declined as warranties and post-service contracts expired.

Microwave Products sales were $9.1 million, compared to $9.6 million in 2012. Our Microwave segment was significantly impacted by the US budget sequestration, which resulted in some customers delaying projects. The negative sales impact was partially offset by the fourth quarter win of the large new contract for our CVG products.

On a consolidated basis, gross profit margin percentage was 38% in 2013, compared to 43% in 2012. Sinclair Technologies maintained a gross profit margin percentage of 43%, comparable to the 44% achieved in 2012. Gross profit margins from the Satellite Solutions segment were 9%, compared to 38% in 2012, reflecting a greater proportion of lower-margin revenues in the mix and a $1.2 million inventory write-down. . The write-down was resulted from a comprehensive review of certain satellite product lines due to changing market demand, new information indicating decreased future prospects and the non-renewal of a previous long-term US government contract. Gross profit margins from Microwave Products were 42%, compared to 44% in 2012, reflecting lower margin products in the sales mix.

Fiscal 2012 Compared to Fiscal 2011

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

Expenses

Expenses ($000’s)	Year ended Dec 31,
	2013	2012	2011
	$	$	$
Selling and distributing	6,277	7,213	5,614
General and administrative	3,709	5,097	7,195
Product development, net	1,433	2,373	1,295
Other (Income)/ Expense	(572)	924	491
Total Expenses	10,847	15,607	14,595

Product development expenses, net include:

Product Development Costs ($000’s)	Year ended Dec 31,
	2013	2012	2011
	$	$	$
Product Development	3,513	3,420	2,897
Less: Government Funding	(2,080)	(1,047)	(1,602)
Product Development, net	1,433	2,373	1,295

Fiscal 2013 Compared to Fiscal 2012

For the year ended December 31, 2013, total expenses decreased to $10.8 million, from $15.6 million in 2012.

Selling and distributing expenses decreased to $6.3 million, from $7.2 million in 2012. The year-over-year change reflects reduced personnel expenses and decreased sales commissions as a result of the lower sales volumes in 2013.

General and administrative expenses decreased to $3.7 million, from $5.1 million in 2012. The $1.4 million decrease reflects a $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013, the absence of approximately $0.3 million in severance costs paid in 2012 for the former President of Sinclair, and other employee-related cost savings.

Net product development expenses increased by $0.1 million year over year, reflecting investments made to accelerate development of the newly acquired CVG product lines. On March 28, 2013, we secured a new repayable government contribution under the SADI program, which enables us to claim eligible costs incurred between July 27, 2012 and December 31, 2017. The timing of the award meant that five quarters worth of government contributions were recorded in 2013, compared to less than four quarters worth recorded in in 2012. Claims for the year ended December 31, 2013 were $2.2 million, compared to $1.0 million during the same period in 2012. As a result, net product development costs declined to $1.4 million for 2013, from $2.4 million in 2012. Product development continues to be a core focus for us and is reflected through our development programs in the Sinclair Technologies and Satellite Solutions business units.

Other income for 2013 was $0.6 million, compared to other expenses of $0.9 million in 2012. The $1.5 million increase in other income was mainly driven by a $1.1 million year-over-year foreign exchange difference realized as the US dollar strengthened against the Canadian dollar, and by a $0.3 million decrease in interest expenses resulting from the reduction in acquisition loan balances outstanding and the redeemed promissory notes in 2013.

Fiscal 2012 Compared to Fiscal 2011

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

Net product development expenses increased to $2.4 million, from $1.3 million in 2011. Direct expenses increased by $0.5 million, reflecting continued investment in research and development of next-generation product offerings and twelve full months of Sinclair operations, compared to eleven months in 2011. Increases in direct costs were offset by a $0.1 million decrease in amortization costs. More significantly, government contributions were lower by $0.6 million in 2012 compared to 2011.

Other expenses for the year ended December 31, 2012 were $0.9 million, compared to $0.5 million in 2011. The increase in other expenses primarily reflects foreign exchange variance of $0.4 million from translating Canadian dollar-denominated payables and loans into US dollars.

Net Earnings for the Period

Earnings (in 000’s) except earnings per share	Year ended Dec 31,
	2013	2012	2011
Earnings before income taxes	2,976	2,553	1,761
Net earnings for the period	3,707	5,135	411
Net earnings per share - basic & diluted	0.06	0.09	0.01

Fiscal 2013 Compared to Fiscal 2012

For the year ended December 31, 2013, earnings before income taxes increased to $3.0 million, from $2.6 million in 2012, reflecting lower operating expenses and a higher foreign exchange gain, partially offset by a lower gross margin.

Net earnings in 2013 were $3.7 million, compared to $5.1 million in 2012, reflecting reduced gross margin of $4.3 million and income tax recovery of $1.8 million, offset by lower overall expenses of $4.8 million. Earnings per share were $0.06 per share, basic and diluted, compared to $0.09 per share, basic and diluted, in 2012.

Fiscal 2012 Compared to Fiscal 2011

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

Outlook

While there has been some easing of US government budget sequestration in recent months, economic and market conditions remain challenging. We anticipate modest revenue improvement in the first quarter of 2014, driven by increased customer activity in the Sinclair and Microwave segments. Sales in our Microwave segment should be further supported by our diversification activities, including the addition of the CVG product portfolio and related win of the Harris contract. Harris is an acknowledged industry leader and we believe this partner’s recognition of our product strengths will bolster Norsat’s reputation and could further our expansion into the BUC market for high power block up-converters. Sales in our Satellite Solution business are expected to remain constrained as a result of weak customer demand. In addition a significant airtime contract has recently expired and another airtime contract is scheduled to expire at the end of Q1 2014. We do not expect to replace the recurring revenue from these contracts in the near future.

Going forward, we will continue to work to diversify our business by broadening our product portfolio and expanding our customer base on a geographic and market sector basis. We are continuing to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. We are also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with our stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. We will continue to actively pursue merger and acquisition opportunities that provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

We will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, we continue to evaluate other strategic opportunities for improving our overall operating and financial performance.

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

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2013, the Company did not recognize any impairment losses of long-lived assets.

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

Share-based payment - stock options

The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them. Please refer to Note 16c under Share Purchase Option Plan in the Audited Financial Statements Year Ended December 31, 2013, 2012 and 2011 filed as Exhibit 99.4 to this annual report for information regarding our assumptions for estimating the fair value of stock options.

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

The Company uses judgement to determine the purchase price allocation and estimates to value identifiable net assets, including the fair value of contingent consideration, if applicable, at the acquisition date. The Company may engage independent third-parties to determine the fair value of property and equipment and intangible assets. The Company uses estimates to determine cash flow projections, including future growth and discount rates, among other factors.

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

For foreign operations with a non-US dollar functional currency, the Company translates assets and liabilities into US dollars using the period-end exchange rates. Goodwill and intangible assets arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into US dollars at the period-end exchange rate. Income and expenses have been translated into US dollar at the average rate over the reporting period. Exchange differences are charged/ credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

For foreign operations with a US dollar functional currency, which represents the currency of the primary economic environment in which they operate, the Company translates monetary assets and liabilities denominated in foreign currencies into US dollars at the period-end exchange rates. The Company translates non-monetary assets and liabilities denominated in foreign currencies at historic rates, and translates revenue and expenses at the average exchange rates over the reporting period. Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. Foreign currency differences arising on translation are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

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

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of our common shares (based on weighted average historic volatility), weighted average expected life of the option (based on historical experience and general option holder behavior), the risk-free interest rate and the estimated forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

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

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Earnings and Comprehensive Income as incurred

Intangible Assets

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

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

The Company’s financial assets include cash and cash equivalents and trade and other receivables.

The carrying value of these instruments approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, it is part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or it is a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available–for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statement of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are written off during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset, or, where appropriate, a shorter period.

The Company has classified cash and cash equivalents and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables are reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

The financial liabilities include trade and other payables, accrued liabilities, acquisition loan, and promissory note payable.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39. Gains and losses on liabilities held for trading are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the corresponding period. The effective interest rate is the rate that discounts estimated future cash payments over the expected life of the financial liability.

Gains and losses are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

The Company has classified trade and other payables, accrued liabilities, acquisition loan and promissory note payable as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

The carrying value of financial liabilities approximates their fair value due to their immediate or short-term to maturity, or their ability for liquidation at comparable amounts.

Revenue Recognition

The Company’s revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

The Company has single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, the Company recognizes revenue when all of the following conditions have been satisfied:

  the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

  the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the Company; and

  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For single deliverable revenue arrangements relating to the sale of services, the Company recognizes revenue by reference to the stage of completion of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the entity;

  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

  Vendor specific objective evidence (“VSOE”) of selling price,

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

Construction Contracts

The Company also earns revenue from fixed-price construction contracts. These contracts specifically negotiated for the construction of a combination of products and services are awarded at agreed prices. Revenue from fixed-price contracts is recognized under the percentage-of-completion method. Under this method, contract revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in the reporting of revenue, expenses and profit which can be attributed to the proportion of work completed. Contract revenue is recognized as revenue in profit or loss in the accounting periods in which the work is performed. Contract costs are usually recognized as an expense in the Consolidated Statement of Earnings and Comprehensive Income in the accounting periods in which the work to which they relate is performed. However, any expected excess of total contract costs over total contract revenue for the contract is recognized as an expense immediately.

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

Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if the Company can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any research and development costs for the years ended 2013, 2012 or 2011.

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

Profit or Loss from Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed or, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations,

  is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or,

  is a subsidiary acquired exclusively with a view to resale.

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

Related Party Transactions

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Managers (2012 - President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary, 2011 - President and Chief Executive Officer, Chief Financial Officers and former President of a significant subsidiary) in the ordinary course of their employment are as follows:

(‘000s)	Year ended Dec 31,
	2013	2012	2011
	$	$	$
Short-term employee benefits	1,351	2,115	2,586
Share-based payments	138	73	17
Total	1,489	2,188	2,603

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The Company’s related party transactions relate solely to compensation of key management personnel.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. Additionally, as the impairment guidance in IFRS 9, as well as certain limited amendments to the classification and measurement requirements of IFRS 9 are not yet complete, the previously mandated effective date of IFRS 9 of January 1, 2015 has been removed. Entities may apply IFRS 9 before the IASB completes the amendments, but are not required to. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the consolidated financial statements.

Non-IFRS Measures

The Company uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate its the performance. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, reorganizational costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization), tax consequences, other non-core operating items (acquisition costs) and other non-free cash items (write-down of inventory). Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information”.

The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Years ended December 31,
	2013	2012	2011
	$	$	$
Net earnings	3,707	5,135	411
Interest expense	236	536	533
Amortization and depreciation	1,401	1,476	1,525
Tax expense (recovery)	(731)	(2,501)	1,290
EBITDA	4,613	4,646	3,759
Foreign exchange (gain) loss	(888)	250	(100)
(Earnings) loss from discontinued operations	-	(81)	60
Acquisition costs	131	-	490
Write-down of inventory	1,264	-	-
Adjusted EBITDA	5,120	4,815	4,209

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2013	$	$	$	$
Net earnings	412	914	683	1,698
Interest expense	110	33	52	41
Amortization and depreciation	332	340	357	372
Tax recovery	(9)	(28)	(47)	(647)
EBITDA	845	1,259	1,045	1,464
Foreign exchange (gain) loss	(49)	(503)	252	(588)
(Gain) loss on bargain purchase	-	(47)	47	-
Acquisition costs	-	110	17	4
Write-down of inventory	-	-	-	1,264
Adjusted EBITDA	796	819	1,361	2,144

2012	$	$	$	$
Net earnings	518	2,771	975	871
Interest expense	145	103	136	152
Amortization and depreciation	360	385	373	358
Tax expense (recovery)	206	(2,615)	(86)	(6)
EBITDA	1,229	644	1,398	1,375
Foreign exchange (gain) loss	(111)	57	414	(110)
(Earnings) loss from discontinued operations	38	34	(153)	-
Adjusted EBITDA	1,156	735	1,659	1,265

2011	$	$	$	$
Net (loss) earnings	(187)	(285)	1,102	(219)
Interest expense	119	128	162	124
Amortization and depreciation	151	527	419	428
Tax expense	387	160	575	168
EBITDA	470	530	2,258	501
Foreign exchange (gain) loss	181	(192)	(550)	461
(Earnings) loss from discontinued operations	35	(14)	82	(43)
Acquisition costs	402	88	-	-
Adjusted EBITDA	1,088	412	1,790	919

Business Combinations

a) Acquisition of US-Based Satellite Communication Business

On April 16, 2013, the Company entered into a definitive agreement to acquire certain business assets and assume certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets include new products and associated intellectual property (“IP”) that align with the Company’s existing product roadmap and allow the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

The CVG acquisition has been accounted for as an acquisition of a business and the identified assets, and liabilities below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 are as follows:

(‘000s)	Fair value recognized on acquisition

Assets	$
Inventories	793
Property and equipment, net	259
Assets held for sale	33
Total Assets	1,085

Liabilities
Accrued liabilities	21
Provisions	534
Total Liabilities	555

Total identifiable net assets at fair value	530

Purchase consideration transferred	530

The Company recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to the Company’s operation and which the Company intends to dispose of within one year. Subsequent to the acquisition, the Company realized $54,768 relating to the disposal of these assets. As at December 31, 2013, the Company did not hold any assets held for sale.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

The Company paid cash consideration of $0.5 million and financed the purchase from the Company’s cash and cash equivalents.

As at December 31, 2013, acquisition related costs, including legal, professional fees and relocation expenses amounting to $0.1 million have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income.

CVG’s contribution to the Company’s results

CVG has contributed the following revenue and net earnings to the Company’s results, from the acquisition date to December 31, 2013:

(‘000s)	Revenue	Net earnings
	$	$
Norsat International Inc. (without CVG)	34,881	3,322
CVG	1,537	385
	36,418	3,707

Had the acquisition occurred on January 1, 2013, the Company’s revenue and net earnings for the period to December 31, 2013 would have been the following:

(‘000s)	Revenue	Net earnings
	$	$
Norsat International Inc. (without CVG)	34,881	3,322
CVG	2,170	543
	37,051	3,865

These amounts have been determined by applying the Company’s accounting policies and adjusting the results of CVG to reflect additional employee expenses, depreciation and amortization that would have been charged assuming the fair value adjustments to property and equipment had been applied from January 1, 2013.

b) Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company acquired Sinclair because the Company believed the acquisition of Sinclair complemented the Company’s core businesses and supported the Company’s goal of becoming a leading provider of innovative communication solutions that would enable the transmission of data, audio and video for challenging applications and environments. With the addition of Sinclair’s product lines and customer base, the Company diversified into the commercial space and into the municipal government level. In addition, by combining forces with Sinclair, the Company has been able to realize opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, and expose Sinclair’s products to the Company’s relationships in Europe and the military markets.

The identified assets, liabilities, and purchase price below were a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 were as follows:

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

Goodwill was primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair was not deductible for tax purposes.

The Company collected substantially all of the trade and other receivables recognized on acquisition.

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

(‘000s)
$
Cash	15,962
Shares issued, at fair value	2,037
Promissory notes payable	503
Total purchase consideration	18,502

The Company paid cash consideration of $15,962,056, financed from the Company’s cash and cash equivalents in the amount of $3,962,056, debt financing from its principal banker of

$12,000,000, contingent consideration of 4,028,932 common shares issued from treasury with a fair value of $2,036,900 and promissory notes with a total face value of $750,000 plus interest at 3% per annum with a fair value of $502,937. The issuance of the common shares and the payment of promissory notes were contingent upon Sinclair achieving certain financial metrics.

$1,000,000 of the cash consideration was held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1,000,000, less claimed amounts, if any, was releasable to the vendors on January 21, 2013. The $1,000,000 was released to the vendors during the first quarter of 2013.

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

The Company discounted the promissory notes with a total face value of $750,000 using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Assumptions
Risk-free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ending December 31, 2012.

On May 30, 2012 the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remains unchanged: 50% of the principal plus interest to be paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. As a result of the change in face value, the Company decreased in the second quarter the related accretion expense by $20,833 and accumulated interest accrued by $312 with a corresponding decrease in promissory note payable and accrued liabilities. The value of the promissory notes as at December 31, 2012 was $693,129 (2011-$597,226). During 2013, all of the promissory notes were redeemed by the Company.

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

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes. The year-to-date change to Goodwill on acquisition of Sinclair is as follows:

(‘000s)
Balance, December 31, 2010	-
Goodwill acquired through business combination	$5,360
Foreign exchange translation	(82)
Balance, December 31, 2011	$5,278
Foreign exchange translation	111
Balance, December 31, 2012	$5,389
Foreign exchange translation	(285)
Balance, December 31, 2013	$5,104

For the purpose of annual impairment testing, goodwill is allocated to Sinclair, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair was determined based on value in use calculations, covering a five-year forecast , followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection is based on the annual budget approved by the Board of Directors. The growth rate is approximately 2%. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2013 is 16.4%.

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

In 2013, based on the Company’s assessment, it did not record any impairment against goodwill as the recoverable amount exceeded its carrying value (2012 and 2011-Nil).

Apart from the considerations in determining the value in use of the segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2013 annual test. If the discount rate used is increased by 1%, the recoverable amount of Sinclair would reduce by approximately $1.5 million, which is approximately $1.9 million above its carrying value.

Discontinued Operations

On July 17, 2012, the Company sold Norsat Italia S.r.l., a wholly owned subsidiary of the Company for cash consideration of Euro 70,000 ($85,764). Norsat Italia S.r.l operated the Company’s vessel monitoring unit. Proceeds of Eur 60,000 (US$76,369) and Eur 10,000 (US$13,583) were received in 2012 and 2013, respectively. The Consolidated Statements of Earnings and Comprehensive Income have been re-presented to show the discontinued operation separately from continued operations.

(‘000s), except per share amounts	Year ended Dec 31,
	2012	2011
Results of discontinued operation	$	$
Revenue	278	564
Expenses	291	624
Results from operating activities	(13)	(60)

Gain on sales of discontinued operation	94	-
Net earnings (loss) for the period – from discontinued operations	81	(60)

Net earnings (loss) per share – basic	0.00	(0.00)
Net earnings (loss) per share - diluted	0.00	(0.00)

Weighted average number of shares outstanding
Basic	58,183	58,046
Diluted	58,185	58,165

Cash flows provided by discontinued operation
Net cash provided by operating activities	84	31
Net cash provided by investing activities	25	-
Net cash provided by financing activities	-	-
Net cash flows for the period	109	31

B.	Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

Our balance sheet remains sound. As at December 31, 2013, we had $3.3 million in cash and cash equivalents, a decrease of $1.8 million from $5.1 million as at December 31, 2012. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $4.15 million operating line of credit. As at December 31, 2013, there were no amounts drawn under our operating line of credit. Please refer to “Capital Resources” for changes in our credit facilities.

Cash generated from operating activities was $50,367 for the year ended December 31, 2013, compared to $2.3 million for the comparable periods in both 2012 and 2011.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Working capital as at December 31, 2013 was at $10.0 million, compared to $7.5 million at December 31, 2012 and $5.1 million at December 31, 2011. The current ratio as at December 31, 2013 was 2 times, compared to 1.5 times as at December 31, 2012 and 1.3 times for the 2010 year.

Trade and other receivables were $7.0 million as at December 31, 2013, down from $7.1 million as at December 31, 2012 and $7.9 million as at December 31, 2011. Government funding receivables were $0.5 million as at December 31, 2013, compared to $0.6 million in 2012 and $1.3 million in 2011.

Trade and other payables and accrued liabilities decreased to $4.1 million as of December 31, 2013 compared to $5.8 million in 2012 and $7.1 million in 2011. The $1.7 million reduction for 2013 and $1.3 million reduction for 2012 reflect improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Inventory as at December 31, 2013 was $9.6 million, compared to $9.0 million as at December 31, 2012 and $10.2 million as at December 31, 2011. The increase in inventory in 2013 reflects our increased projection for sales in the first quarter of 2014, offset by the impact of the $1.1 million net increase to our provision for excess and slow-moving inventory.

As of December 31, 2013, shareholders’ equity increased to $26.4 million, from $24.2 million at December 31, 2012 and $18.7 million at December 31, 2011. This increase in 2013 reflects $3.7 million in 2013 earnings, a $0.2 million increase in contributed surplus from stock-based compensation on options and restricted share units; offset both by $1.6 million decrease in accumulated other comprehensive income due to foreign exchange movement and $0.2 million of treasury shares for future settlement of restricted share units granted during the second quarter.

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

Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, sustain future development of the business and to safeguard our ability to support normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2013 shareholders’ equity was $26.4 million (2012 - $24.2 million and 2011 - $18.7 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI I”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period.

Funding is conditional on maintaining certain reporting requirements. As at December 31, 2013, 2012 and 2011, we were in compliance with these reporting requirements.

For the year ended December 31, 2013, 2012 and 2011, there were no other changes in our approach to capital management.

As at December 31, 2013 the Company had the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

Debt service coverage ratio cannot be (i) less than 1.00 to 1.00 for fiscal year ending December 31, 2013 (ii) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s operating line of credit and acquisition loan.

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

Credit Facilities

Operating Line of Credit

On July 3, 2013, the Company renewed and amended its existing credit facility with HSBC Bank Canada (the “Bank”).

At the Company’s request, the demand revolving operating line of credit has been reduced to US$2.25 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

  the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

The covenants were amended and reflected under the Capital Resources section

The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2013:

The Company has a secured revolving operating line of credit with the Bank of US$2.25 million (2012 and 2011 - US$2.8 million) subject to an interest rate at the Bank’s Prime Rate plus 0.5%

per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. Base Rate plus 0.5% per annum for amounts outstanding in US dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2013, 2012 and 2011, the Company had no borrowings outstanding with respect to the operating line of credit.

In addition, the Company has a secured non-revolving demand loan of US$1.0 million (2012 and 2011 - $1.0 million) to assist in financing the working capital requirements of the Company, subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements. As at December 31, 2013, 2012 and 2011, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$0.9 million (2012 - $0.9 million, 2011 - $0.95 million) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2013, 2012 and 2011, the Company had no borrowing outstanding with respect to the revolving demand note.

Accordingly, as at December 31, 2013, the Company has access to undrawn credit facilities totaling $4.15 million (2012 - $4.7 million, 2011 - $4.75 million) and is in compliance with its externally imposed covenants.

Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13.2 million or US$12 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The acquisition loan was repayable in full within 48 months of the date of the initial advance, January 21, 2011. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars

The loan is secured by all assets of the Company under a general security assignment.

On July 3, 2013, the Company renewed and amended its existing credit facility with the Bank. The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

For the year ended December 31, 2013, the Company made principal repayments totaling $2.37 million (2012 - $2.8 million, 2011 - $2.2 million) against the acquisition loan. As at December 31, 2013, the Company’s combined weighted average interest rate was 3.02% (2012 – 4.29%, 2011 – 4.15%).

The Company incurred costs of $0.1 million related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2013 was $29,408 (2012 - $56,554, 2011 - $83,398).

The Company has externally imposed capital requirements under its acquisition loan agreement as explained under “Capital Resources”.

As at December 31, 2013, 2012 and 2011, the Company is in compliance with its bank covenants.

C.	Research and development, patents and licenses, etc.

In 2008, the Company’s receipt of an award by the Canadian Ministry of Industry is an external validation of the Company’s excellence in research & development activities. The Cdn$5.97 million repayable contribution through the Ministry’s Strategic Aerospace and Defense Initiative (SADI) program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation. The Company has claimed the maximum funding of Cdn$5.97 million under this agreement as at December 31, 2012.

In 2013, the Company received another award by the Canadian Ministry of Industry as an external validation of the Company’s excellence in research & development activities. The Cdn$13.3 million repayable contribution through the SADI program continues to provide the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation.

In 2013, 2012 and 2011, the Company continues to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grants awarded in 2008 and 2013.

The following table provides further details of the Company’s research and development expenditures:

	Year ended Dec 31,
Product Development Costs ($000’s)	2013	2012	2011
	$	$	$
Product Development	3,513	3,420	2,897
Less: Government Funding	(2,080)	(1,047)	(1,602)
Product Development, net	1,433	2,373	1,295

D.	Trend information

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re- assign spectrum for public safety networks. As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

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

  Although we continue to see softness in the satellite-based communications market as a result of the US sequestration, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

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

  Major organizations that have global operations are increasingly aware of, and plan for, natural or manmade crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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

Not applicable.

F.	Tabular disclosure of contractual obligations

The Company’s known contractual obligations at December 31, 2013 are quantified in the following table:

	Payments due by period
Contractual Obligations (‘000s)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	$	$	$	$	$
Long term debt obligation	1,920	2,523	-	-	4,443
Operating lease obligations	817	839	9	-	1,665
Purchase obligations	3,747	97	-	-	3,844
Total	6,484	3,459	9	-	9,952

Although the long term debt obligation is due on demand, it is not expected that the demand feature will be exercised. The scheduled repayment on the debt is over the next four years.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The operating lease obligations are related to office premises. In addition, the Company is required to make repayment of SADI I government contributions with repayment contingent on 2014 financial results compared to those achieved in 2013. As at December 31, 2013, the Company did not accrue any liability for repayment as the amount cannot yet be determined. Future interest payment of approximately $170,000 on the acquisition loan, based on a weighted average interest rate of 3.02%, has not been included under long term debt obligations.

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

Directors

The following section sets forth certain information regarding the current directors, as of March 14, 2014:

Fabio Doninelli
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

Andrew Harries
Director and Chair of the Compensation Committee

Mr. Harries became director of Norsat on November 29, 2011. Mr. Harries is a business advisor and corporate director, and has extensive experience in corporate strategy, financing, global alliances and business growth. Mr. Harries was President and CEO of Zeugma Systems, a

developer of telecommunications systems for broadband service providers where he oversaw the company's evolution from initial funding in 2004, through development and commercialization to its sale to Tellabs, Inc. in 2010. Prior to co-founding Zeugma Mr. Harries co-founded Sierra Wireless, Inc. (TSX: SW) and during his 11 years with the company played a major role in positioning Sierra Wireless to secure TSX and NASDAQ public listings and grow its annual revenues to over US $200 million. Currently Mr. Harries advises clients on growth strategies, Chairs the Board of Directors at Science World British Columbia, Bsquare Corporation and Simon Fraser University’s Beedie School of Business Dean’s External Advisory Board. Mr. Harries holds a Master of Business Administration degree from Simon Fraser University.

Amiee Chan
Director, President and Chief Executive Officer

Dr. Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company. See Senior Management section below.

Senior Management

The following section sets forth certain information regarding the current senior management, as of March 14, 2014:

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

Ken Broom

General Manager, Sinclair Technologies

Mr. Broom was appointed General Manager of the Company’s Sinclair Technologies division on November 22, 2013. Mr. Broom brings more than 20 years of operations management experience in the high tech battery industry. Most recently, Mr. Broom held the position of VP of Operations at BAK Battery, a manufacturer of lithium-ion batteries for personal electronics, electric vehicles and battery storage applications. Prior to BAK, he was General Manager of E-One Moli Energy Corporation, a producer of lithium-ion batteries based in British Columbia. During the past three decades, Mr. Broom has held leadership positions in quality, engineering, product design, operations, R&D and general management. Mr. Broom holds a degree in Chemical Engineering from the University of Waterloo and is a licensed Professional Engineer in Ontario.

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

The following table is the directors’ fee structure for the fiscal year ended December 31, 2013 in Canadian Dollars:

2013
Chairman of Board of Directors	Cdn$ 32,500
Chairman of Audit Committee	Cdn$ 27,500
Chairman of Compensation Committee	Cdn$ 27,500
Other Board Members	Cdn$ 22,500

In addition each non-executive director will be paid Cdn$1,000 for each Board meeting attended in person and Cdn$250 for each Board meeting attended by conference call during the calendar year. Each non-executive Board member may also receive additional stock options and RSUs if the Company achieves certain annual financial targets. The number of stock options or RSUs will be determined by the Board at the time of grant. The Company also reimburses its Directors for disbursements incurred on behalf of the Company. Fees of Cdn$5,000 per year will also be paid to each director responsible for the Company’s U.S. subsidiaries or CHF5,000 per year for the Swiss subsidiaries.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

During the Company’s fiscal year ended December 31, 2013, the aggregate cash compensation incurred by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $136,417.

In addition, the Company issued a total of 81,983 RSUs in 2013 to the Board of Directors. The value of these RSUs was $39,807 at grant date based on the closing price on the Toronto Stock Exchange of Cdn$0.45.

All compensation awarded to, earned by, paid to or payable to the Board of Directors is reported below in US dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2013 by each director:

Name and Principal Position	Fees earned ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (Chairman of the Board)	41,917	13,843	4,416	Nil	Nil	Nil	60,176
Joseph Caprio (Director)	31,500	9,583	3,057	Nil	Nil	Nil	44,141
James Topham (Director and Chair of the Audit Committee)	31,500	9,907	3,737	Nil	Nil	Nil	45,144
Andrew Harries (Director and Chair of Compensation Committee)	31,500	6,474	3,161	Nil	Nil	Nil	41,135

NOTES:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period.

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2013, 2012 and 2011 filed as Exhibit 99.4 to this annual report on Form 20-F.

There were no other arrangements under which independent directors were compensated during 2013. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2013, the aggregate cash compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its named executive officers, all of whose financial statements are consolidated with those of the Company, was $1,052,323 (2012-$1,338,606).

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2013, 2012 and 2011 to each member of senior management.

					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Annual Incentive Plans (3)	Long- term incentive plans	Pension Value ($)	All Other Compensation ($)(7)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan, President and CEO (4)	2013	277,346	95,688	30,511	91,524	N/A	18,444	5,455	518,967
	2012	280,224	48,038	N/A	275,917	N/A	27,807	5,431	637,378
	2011	242,736	N/A	48,064	Nil	N/A	22,251	207,973	521,024
Arthur Chin, CFO (5)	2013	237,725	68,147	21,742	52,300	N/A	14,501	Nil	394,415
	2012	240,192	34,861	N/A	180,144	N/A	21,017	Nil	476,214
	2011	176,152	N/A	39,817	Nil	N/A	8,831	Nil	224,800
Ken Broom, General Manager of Sinclair Technologies (6)	2013	79,182	Nil	10,267	8,890	N/A	2,092	Nil	100,431

NOTES:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted and is amortized over the vesting period.

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2013, 2012 and 2011 filed as Exhibit 99.4 to this annual report on Form 20-F.

(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)

Dr. Chan received in 2013 director’s fee of $5,455 (2012 - $5,431) for being a director of the Company’s Swiss subsidiary. In 2011, Dr. Chan received a one-time payment of $202,280 and director’s fee of $5,693 for being a director of the Company’s Swiss subsidiary, for a total of $207,973.

(5)	Mr. Chin joined the Company on February 1, 2011.
(6)

Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies division on November 22, 2013. The compensation includes the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies division from May 13 2013 to November 21, 2013.

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

Reference is also made to item C immediately below – specifically “Board practices -Performance Bonus” under the heading “Annual Cash Incentive Compensation Plan”.

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

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The Directors’ and Officers’ liability insurance coverage was $10,000,000. Total premiums expensed during 2013 were $43,034.

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

During fiscal 2013, the Audit Committee met four times to carry out its responsibilities.

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

On May 8, 2013, Grant Thornton LLP was appointed as the auditor of the Company for fiscal year ending December 31, 2013. Grant Thornton has been the auditor of the Company since March 29, 2010.

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

Taking all of these reviews and discussions into account, on February 25, 2014, the Audit Committee recommended to the Board of Directors that the Board approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2013.

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

During 2013, the Compensation Committee has met once and reviewed the Company’s incentive compensation plan based on 2012 financial results; and provided recommendations to the Board on compensation levels and targets of the Chief Executive Officer and executive management for 2013.

Also during 2013, the committee members while sitting as members of the Board periodically reviewed and approved stock option grants.

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

The Company has a “results oriented” compensation plan creating a significant variable component to compensation that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary, an annual cash incentive plan, an annual long-term equity award, and benefits. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

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

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of the terms of a Restricted Share Unit Plan (the “RSU Plan”).

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

In 2013, the Company has awarded a total of 430,196 (2012 - 247,405) RSUs to the Board of Directors and senior management. The RSU’s vest ratably over 12, 24 and 30 month periods.

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

In 2013, the Company has awarded a total of 459,020 (2012 – Nil) stock options to the Board of Directors and senior management at a weighted average exercise price of Cdn$0.54 and fair value of Cdn$0.19.

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

Mr. Broom’s contract may be terminated by him with eight weeks’ notice and by the Company with a combination of notice and pay of two months, plus a further one month salary for each full year of employment with Company, but not less than four months up to a maximum of twelve months.

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

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2013, the Named Executive Officer would be paid an incremental amount outlined in the table below:

Payment ($)
Amiee Chan	469,912
Arthur Chin	345,241
Ken Broom	50,144
Total	865,297

E.	Employees

The chart below provides a breakdown of the number of employees (including full time equivalents) by function as at December 31:

	2013	2012	2011
Senior Management	3	3	3
Research and Development	24	27	29
Sales and Marketing	28	30	27
Production and Logistics	88	90	87
Finance and Administration	11	13	13
	154	163	159

In 2011, the Company added a total of 94 employees as a result of the Sinclair acquisition.

The following table shows the number of employees by geographical location as at December 31:

	2013	2012	2011
Canada	144	154	148
United States	6	5	5
Other	4	4	6
	154	163	159

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.	Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2013:

Name, Position, Country of residence	Number of common shares owned (1)	As a % of outstanding common shares	Number of common share purchase warrants owned
Fabio Doninelli (Chair of the Board and member of the Audit and Compensation Committees) Switzerland	2,187,241 (2)	3.75%	Nil
Joseph Caprio (Director and member of the Audit and Compensation Committees) USA	200,330 (3)	0.34%	Nil
James Topham (Director and Chair of the Audit Committee) Canada	40,550	0.07%	Nil
Andrew Harries (Director and Chair of the Compensation Committee) Canada	61,544	0.11%	Nil
Amiee Chan (Director, President and CEO) Canada	644,091	1.10%	Nil
Arthur Chin (CFO) Canada	25,802	0.04%	Nil
Ken Broom (General Manager of Sinclair Technologies) Canada	Nil	0.00%	Nil

NOTES:

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually.

(2)

Mr. Fabio Doninelli directly owns 201,666 shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 1,985,575 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 2,187,241.

(3)	Mr. Caprio directly owns 155,386 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 24,550 shares of the Company, bringing his total number of common shares controlled to 179,936.

Outstanding option-based awards and share-based awards

The following table sets forth details of the Directors and Executive Officers outstanding stock options and restricted share units as at December 31, 2013 and the fiscal year-end value of in-the-money unexercised options:

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn)	Options expiration date	Value of unexercised in the money options (Cdn)(1)	Number of shares not vested	Market value of share based awards that have not vested(Cdn$)(2)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	150,000	$0.86	4-Mar-16	Nil	-	-
	23,214	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	41,843	$20,503
Joseph Caprio (Director and member of the Audit and Compensation Committees)	20,000	$0.90	1-Apr-14	Nil	-	-
	20,000	$0.70	1-Apr-15	Nil	-	-
	100,000	$0.48	14-Dec-16	$1,000	-	-
	16,071	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	28,686	$14,027
James Topham (Director and Chair of the Audit Committee)	100,000	$0.73	12-May-16	Nil	-	-
	19,643	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	35,234	$17,265
Andrew Harries (Director and Chair of the Compensation Committee)	100,000	$0.51	22-Nov-16	Nil	-	-
	16,615	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	29,293	$14,354
Amiee Chan (President and CEO)	40,000	$0.90	1-Apr-14	Nil	-	-
	40,000	$0.70	1-Apr-15	Nil	-	-
	200,000	$0.48	14-Dec-16	$2,000	-	-
	160,473	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	268,183	$131,410
Arthur Chin (CFO)	100,000	$0.70	1-Feb16	Nil	-	-
	114,286	$0.54	5-Mar-18	Nil	-	-
	-	-	-	-	191,956	$94,058
Ken Broom (General Manager of Sinclair Technologies)
	25,000	$0.48	13-May-18	250	-	-
	35,000	$0.51	22-Nov-18	Nil	-	-

NOTES:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2013, Cdn$0.49.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2013 for each Director and Executive of the Company:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year($)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	Nil	3,042	N/A
Joe Caprio, (Director and member of the Audit and Compensation Committees)	3,884	2,028	N/A
James Topham (Director and Chair of the Audit Committee)	Nil	2,535	N/A
Andrew Harries (Director and Chair of the Compensation Committee)	Nil	2,028	N/A
Amiee Chan, (President and CEO)	7,769	16,228	N/A
Arthur Chin (CFO)	Nil	11,776	N/A
Ken Broom (General Manager of Sinclair Technologies)	Nil	Nil	N/A

Note:

(1)	Amounts in this column reflect the value of stock options that vested in 2013 and were in-the-money on the vesting date. Stock options for Mr. Caprio and Dr. Chan vested as follows:

	Options vested	Vesting Date	Exercise price (Cdn)	Closing Price on TSX on vesting dates (Cdn)
			$	$
Joe Caprio	100,000	14-Dec-2013	0.48	0.52
Amiee Chan	200,000	14-Dec-2013	0.48	0.52

(2)	Amounts in this column reflect share-based awards that were vested and released in 2013. Share based awards were released as follows:

	RSUs vested	Vesting Date	Closing Price on TSX on vesting dates (Cdn)
			$
Fabio Doninelli	6,666	9-May-2013	0.47
Joe Caprio	4,444	9-May-2013	0.47
James Topham	5,555	9-May-2013	0.47
Andrew Harries	4,444	9-May-2013	0.47
Amiee Chan	35,555	9-May-2013	0.47
Arthur Chin	25,802	9-May-2013	0.47

(3)	All of the preceding Cdn$ values were converted to U.S. dollars at the average rate for 2013 of Cdn$1.00 equals US$0.9711.

7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company's authorized capital consists of unlimited number of common shares without par value, of which 58,316,532 common shares were issued and outstanding as at December 31, 2013.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying 5% or more of the voting rights attached to all outstanding common shares of the Company.

B.	Related party transactions

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2013, 2012 and 2011, specifically note 22 “Related Party Transactions”.

C.	Interests of experts and counsel

Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3. Consolidated Statements and Other Financial Information

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2013, 2012 and 2011 to this Form 20-F.

A4. – A6.

Not applicable

A7. Litigation

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position. As at March 14, 2014, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

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

The high and low share prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange and the OTC Bulletin Board for a) the five most recent full financial years. b) the two most recent financial years by quarter and any subsequent full quarter, c) and the most recent six months are listed below:

			TSX		OTC BB
			(CDN. Dollars)		(U.S. Dollars)
			High	Low	High	Low
a)	2013		0.61	0.42	1.01	0.41
	2012		0.55	0.35	0.55	0.35
	2011		0.96	0.44	0.95	0.43
	2010		0.84	0.50	0.80	0.42
	2009		1.04	0.40	0.99	0.32
b)	2013
	Fourth quarter		0.57	0.43	0.53	0.42
	Third quarter		0.53	0.42	0.51	0.41
	Second quarter		0.61	0.45	1.01	0.45
	First Quarter		0.58	0.50	0.59	0.50
	2012
	Fourth quarter		0.55	0.43	0.53	0.42
	Third quarter		0.51	0.35	0.51	0.35
	Second quarter		0.50	0.40	0.48	0.39
	First Quarter		0.54	0.46	0.55	0.47
c)	Last 6 Months
	February	2014	0.52	0.48	0.51	0.44
	January	2014	0.52	0.49	0.49	0.44
	December	2013	0.56	0.46	0.52	0.44
	November	2013	0.57	0.45	0.53	0.43
	October	2013	0.49	0.43	0.46	0.42
	September	2013	0.48	0.43	0.45	0.41

10.	Additional Information

A.	Share capital

Not applicable

B.	Memorandum and Articles of Association

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

Share Capital

The authorized share capital of our Company consists of unlimited number of Common Shares without par value, of which 58,316,532 common shares are issued and outstanding as at March 14, 2014.

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

None.

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

Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, the company believes that dividends paid by it with respect to its common shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable Qualified dividend income received after 2012 generally will be taxed at a maximum U.S. federal rate of 15%, except for individuals, (and certain estates and trusts) otherwise in the highest tax bracket of 39.6% in which qualified dividend income will be taxed at 20%. In addition to the applicable federal tax on qualified dividend income, taxpayers with substantial investment income will be subject to a 3.8% surtax on investment income. Taxpayers subject to this surtax and in the highest tax bracket will pay 23.8% on qualified dividend income. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Internal Revenue Code on their particular situations, including related restrictions and special rules.

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

Copies of the most recent annual report, financial statements for the year ended December 31, 2013 and subsequent interim financial statements of the Company may be obtained, upon request, from the Chief Financial Officer of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

We have not entered into any foreign currency contracts to hedge foreign currency risk during 2013.

Risks Associated with Current Market Conditions

Management believes that there is minimal impact on the Company from the current economic conditions. The Company’s trade accounts receivables are generated from a fairly large range of customers including government and commercial. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is very low. Management is cognizant of the extent of the current financial global recovery and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s sound financial position represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders. In addition, management continues to seek ways to grow the Company organically in a controlled and steady manner.

The Company’s capital resources as at December 31, 2013, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

In 2013, at the request of the Company, the secured revolving operating line of credit with HSBC Canada (the “Bank”) has reduced to US$2.25 million, from Cdn$3.5 million or $2.8 million (2012 -Cdn$3.5 million or $2.8 million). If drawn, the loan is subject to an interest rate at the Bank’s prime rate plus 0.5% (previously the Bank’s Prime Rate plus 1.35% per annum) per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. base rate plus 0.5% (previously the Bank’s U.S. Base Rate plus 1.35% per annum) per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2013 and 2012, the Company had no borrowings outstanding with respect to the operating line of credit.

On September 17, 2012, the Company secured a new non-revolving demand loan of $1.0 million to assist in financing the working capital requirements of the Company. The demand loan is subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. As at December 31, 2013, the applicable spread ranges from 0.5% to 3.5% depending on the Company’s funded debt to EBITDAS ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at December 31, 2013 and 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of $0.9 million (2012- $0.9 million) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2013 and 2012, the Company had no borrowing outstanding with respect to the revolving demand note.

Risks Associated with Interest Rates

Borrowings under our operating line of credit bear interest at LIBOR or Prime rate plus a margin. If we borrow under this facility, we are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $42,000 annually, assuming we borrow a maximum of $4.15 million under our undrawn credit facilities.

In addition, borrowings under our acquisition loan bear interest at LIBOR or Prime rate plus a margin. We are exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $44,000, based on a principal amount of $4.4 million, which is the balance outstanding as at December 31, 2013.

12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2013.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2013, in accordance with the 1992 Internal Control over Financial Reporting –Integrated Framework and the related Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2013.

While our CEO and CFO believe that our internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Controls over Financial Reporting

During 2013, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	[Reserved]

16A.	Audit Committee Financial Expert

Reference is made to “Item 6-C – Board Practices”. Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. James Topham has been determined to be such audit committee financial expert. The Commission has indicated that the designation of Mr. Topham as an audit committee financial expert does not make Mr. Topham an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Topham that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Mr. Topham is “independent” as that term is defined in the listing standards of the NASDAQ Stock Market. As a result, Mr. Topham serves as the chair of the audit committee of Norsat.

16B.	Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investors, Corporate Governance, Corporate Policies.

16C.	Principal Accountant Fees and Services

The following table sets forth fees paid or accrued by the Company to Grant Thornton LLP in 2013 and 2012:

	Audit Fees	Audit Related Fees	All Other Fees	Total
	$	$	$	$
2013	203,973	-	-	203,973
2012	215,402	-	-	215,402

Audit fees are for services rendered for the audit of the annual consolidated financial statements and for the reviews of our quarterly financial statements.

16D.	Exemptions from the listing standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer

During 2013, the Company purchased voting shares in the open market to settle awards to employees vesting under our Restricted Share Unit Plan. We purchased a total of 454,100 common shares at an average share price of Cdn$0.51, for approximately Cdn$231,495 ($223,277). The amount was recorded under treasury shares, reducing shareholders’ equity. These shares are held by a third party trustee to be released to participants at vesting of the RSUs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 2013	454,100	Cdn$0.51	N/A	N/A

16F.	Change in Registrant’s Certifying Accountant

Not applicable.

16G.	Corporate Governance

The Company does not have any significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the United States following SEC listing standards.

16H.	Mine Safety Disclosure

Not applicable.

PART III

17.	Financial Statements

Not applicable.

18.	Financial Statements

Not applicable.

19.	Exhibits

Exhibit No	Description	Form	Filing Date	Film No	Exhibit	Filed as exhibits to this Form 20-F
1.1	Articles of Incorporation	6K	June 30, 2011	11941737	99.1
1.2	Notice of Change of Articles	6K	June 30, 2011	11941737	99.2
4.1	Share Purchase Agreement dated January 18, 2011 for the acquisition of Sinclair Technologies Holdings Inc.	6K	February 3, 2011	11570932
4.2	Letter on Change in Registrant’s Certifying Accountant	6K	April 13, 2010	10746721	99.2
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes- Oxley Act of 2002, CEO and CFO					X
99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X
99.3	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CFO					X
99.4	Audited Consolidated Financial Statements Years Ended December 31, 2013, 2012, and 2011					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Norsat International Inc.

(Registrant)

“Arthur Chin”

Date:	March 14, 2014	Arthur Chin, Chief Financial Officer