Form 20-F
period 2014-12-31
Norsat International Inc.
filed 2015-03-24
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2014

OR

[   ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[   ] Yes [ X ] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. [   ] Yes [   ]No

Table Of Contents

PART I		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	20
C.	ORGANIZATIONAL STRUCTURE	26
D.	PROPERTY, PLANTS AND EQUIPMENT	26
4A.	UNRESOLVED STAFF COMMENTS	26
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	OPERATING RESULTS	27
B.	LIQUIDITY AND CAPITAL RESOURCES	59
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	63
D.	TREND INFORMATION	64
E.	OFF-BALANCE SHEET ARRANGEMENTS	65
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	66
G.	SAFE HARBOR	66
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	66
A.	DIRECTORS AND SENIOR MANAGEMENT	66
B.	COMPENSATION	69
C.	BOARD PRACTICES	72
D.	EMPLOYEES	78
E.	SHARE OWNERSHIP	79
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	83
A.	MAJOR SHAREHOLDERS	83
B.	RELATED PARTY TRANSACTIONS	84
C.	INTERESTS OF EXPERTS AND COUNSEL	84
8.	FINANCIAL INFORMATION	84
A1 – A3.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION	84
B.	SIGNIFICANT CHANGES	84
9.	THE OFFER AND LISTING	84
10.	ADDITIONAL INFORMATION	85
A.	SHARE CAPITAL	86
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	86
C.	MATERIAL CONTRACTS	89
D.	EXCHANGE CONTROLS	89
E.	TAXATION	89
F.	DIVIDENDS AND PAYING AGENTS	93
G.	STATEMENT BY EXPERTS	93

H.	DOCUMENTS ON DISPLAY	93
I.	SUBSIDIARY INFORMATION	94
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	94
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	94

PART II		94
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	94
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	94
15.	CONTROLS AND PROCEDURES	94
16.	[RESERVED]	95
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	95
16B.	CODE OF ETHICS	96
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	96
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	96
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	96
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	97
16G.	CORPORATE GOVERNANCE	98
16H.	MINE SAFETY DISCLOSURE	98

PART III		98
17.	FINANCIAL STATEMENTS	98
18.	FINANCIAL STATEMENTS	98
19.	EXHIBITS	99

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

Unless we indicate otherwise, all information in this Annual Report is stated as of March 18, 2015, the date as of which we prepared information for our annual report to shareholders.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, “Norsat”, or “we”) for the last four fiscal years ended December 31, 2014, 2013, 2012 and 2011 which have been extracted from the Company’s audited consolidated financial statements and related notes and should be read in conjunction with such financial statements appearing under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and with the information appearing under the heading “Item 5 - Operating and Financial Review and Prospects”.

Our consolidated financial statements for fiscal years 2011 through 2014 are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. All references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars. The following table sets forth, for each period indicated, exchange rates Canadian dollar expressed in U.S. dollars:

USD to CAD	2014	2013	2012	2011
December 31	0.8620	0.9402	1.0051	0.9833
Annual average	0.9055	0.9711	1.0008	1.0144

Table 1: Selected Financial Information

Financial results for 2012 and 2011 have been restated below for discontinued operations compared to previously reported financial results.

Subsequent to December 31, 2014, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common shares outstanding are reflected on a post-consolidated basis. For further information please see Item 10B.

Income Statement Data		Year ended December 31,
(‘000, except per share amounts)	2014	2013	2012	2011
	$	$	$	$
Sales	36,179	36,417	42,429	37,792
Earnings before income taxes	3,701	2,976	2,553	1,761
Current income tax (recovery)/ expense	(214)	270	782	811
Deferred income tax (recovery)/ expense	(279)	(1,001)	(3,283)	479
Earnings from continuing operations	4,195	3,707	5,054	471
Net earnings for the period	4,195	3,707	5,135	411
Earnings from continuing operations and net earnings per share – basic and diluted	0.73	0.64	0.87	0.81

	#	#	#	#
Weighted average number of shares – basic	5,758	5,780	5,815	5,805
Weighted average number of shares – diluted	5,761	5,782	5,815	5,817
Dividends per share	-	-	-	-

Balance Sheet Data		As at December 31,
	2014	2013	2012	2011
	$	$	$	$
Cash and cash equivalents	5,514	3,273	5,054	4,193
Total assets, excluding future income tax assets	35,592	33,778	36,710	39,064
Total assets	40,492	38,678	40,882	40,261
Net assets	28,984	26,424	24,234	18,678
Acquisition loan	2,371	4,413	6,953	9,650
Promissory note payable	-	-	693	597
Issued capital	39,851	39,851	39,851	39,851

Other Financial Data		Year ended December 31,
	2014	2013	2012	2011
	$	$	$	$
EBITDA(1)	5,091	4,613	4,646	3,759
Adjusted EBITDA(1)	4,685	5,120	4,815	4,209

 Note:

(1)

EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” under the heading “Item 5 - Operating and Financial Review and Prospects”. The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

Years ended December 31	2014	2013	2012	2011
(‘000)
	$	$	$	$
Net earnings	4,195	3,707	5,135	411
Interest expense	115	236	536	533
Amortization and depreciation	1,275	1,401	1,476	1,525
Tax (recovery) expense	(494)	(731)	(2,501)	1,290
EBITDA	5,091	4,613	4,646	3,759
Foreign exchange (gain)/loss	(586)	(888)	250	(100)
(Earnings)/loss from discontinued
operations	-	-	(81)	60
Acquisition costs	180	131	-	490
Write-down of inventory	-	1,264	-	-
Adjusted EBITDA	4,685	5,120	4,815	4,209

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern. At December 31, 2014, the Company had accumulated a deficit of $11,877,494. Although we generated net profit from our continued operations throughout 2012 to 2014, in the third quarter of 2011 and from the fourth quarter of 2006 through to the fourth quarter of 2010, we have also reported losses in the first, second and fourth quarters of 2011. This past performance cannot be used as an indication of our future performance.

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

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

The Company recognizes the threats posed by operating in an uncertain global economic environment. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer consolidations. A deterioration in economic environment may accelerate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will impact our business and financial condition.

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

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to identify emerging trends and enhance our existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced. Additionally, there must be sufficient interest in and demand for our products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, the Company may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership.

The Company has customer concentration. A significant portion of the Company’s revenues have been recognized from a limited number of customers. A decline in revenue from the customers on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

For the year ended December 31, 2014, one customer of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue (2013 – one customer, 2012 – one customer, 2011 – no customer). The one customer represented 11% for the year ended December 31, 2014 (2013 – 14%, 2012 – 11%, 2011-Nil).

While the Company has been diversifying our customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector. The Company expects that a majority of the Satellite Systems revenues will continue to be dependent on sales to a small number of customers. The Company also expects that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

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

The Company’s ability to compete effectively will depend on its ability to increase sales, attract new customers in a timely and cost effective manner and sell these products at competitive prices. The Company is dependent on others for the supply and manufacture of components and products it sells. The Company has outsourced substantially all of the manufacturing of the microwave products it sells. The Company relies on its suppliers to provide components for the production of other products. If either the manufacturers or suppliers cannot deliver products to the Company on time, its revenues and profits will be adversely affected.

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds four patents (US Patents# 6931245; 7218289; 8200150; 8125400;) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, it cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

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

Any of these factors could prevent the Company from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. The Company’s failure to realize the anticipated benefits of acquisitions could adversely affect its business and operating results. The Company’s acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. The Company’s failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our operating results.

In certain instances, the Company sells products which may be subject to export and/or re-export restrictions. The export laws of the governments of Canada and United States apply to products that the Company sells. The United States Department of Commerce, through its Export Administration Regulations, and the Government of Canada, through its Export Controls Division, regulate exports and re-exports of "dual-use" items, i.e., goods, software and technologies with commercial and proliferation/ military applications. In ascertaining whether such items may be subject to export control restrictions, the Company is sometimes forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, the Company may be subjected to penalties and fines. It may also be subjected to penalties and fines should there be a breach in the processes.

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

Long sales and implementation cycles for the Company’s products may adversely affect its operating results. The Company’s customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. The Company may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; the Company’s or its competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins the Company earns on its products. It may cost the Company more to produce its products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of the Company’s products may be cancelled or delayed, which would reduce its revenue.

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has unlimited number of Common Stock authorized, of which 5,831,658 were outstanding on a post-consolidated basis at March 18, 2015. See Item 10B below for more information. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

The current financial market volatility can result in wide fluctuations in the market price of our stock. Although the Company has reported profitability in all four quarters of 2014, 2013 and 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock. The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s sales are denominated primarily in US dollars, Canadian dollars and Great British pounds. While the Company expects its revenues and expenses will continue to be denominated primarily in US dollars, a portion of its revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, the Company could experience and has experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 5% (2013 – 3%) strengthening (weakening) in the US$ against the Cdn$ would result in a gain (loss) in net earnings and a decrease (increase) in the net financial liabilities of approximately $65,000 (2013 - $88,000).

A 6% (2013 – 6%) strengthening (weakening) in the US$ against the GBP would result in a loss (gain) in net earnings and a decrease (increase) in the net financial assets of approximately $22,000 (2013 - $12,000). For further information, please refer to note 7 Financial Instruments Risk under the heading “Currency Risk” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2013 files as Exhibit 99.4 to this annual report on Form 20-F.

RISKS ASSOCIATED WITH INTEREST RATES

Borrowings under the Company’s operating line of credit bear interest at LIBOR or Prime rate plus a margin. If the Company borrows under this facility, it is exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $42,000 annually, assuming the Company borrows a maximum of $3.7 million under our credit facilities.

In addition, borrowings under the Company’s acquisition loan bear interest at LIBOR or Prime rate plus a margin. The Company is exposed to interest rate risks due to fluctuations in these rates. A one-percentage increase in these rates would increase interest expense by approximately $24,000, based on a principal amount of $2.4 million, which is the balance outstanding as at December 31, 2014. For further information, please refer to note 7 Financial Instruments Risk under the heading “Interest rate risk” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2013 files as Exhibit 99.4 to this annual report on Form 20-F.

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

110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

Telephone: 604-821-2800
Fax: 604-821-2801
Email: investor@norsat.com
www.norsat.com

4.	The principal business events in Norsat’s 32 year history are presented below in in chronological order:

1982	The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

1985	The Company introduced synthesized receivers (JR Series) that enable internal melding of phase and frequency for a very high degree of accuracy; these receivers gain significant traction with private networks.

1987	The Company became a leading provider of Ku band private networks for business television and won a landmark deal to supply GTE Spacenet.

The Company also introduced the Microsat, an IBM PC compatible satellite communications expansion card for broadcast data networks, with optional audio/video capability. The Company later applied for a patent on key elements of this technology; the patent was eventually awarded in 1991.

1988	The Company introduced external reference receivers that provide a stable reference source, by minimizing temperature drift, for very low data rate applications. It also introduced a broadcast satellite data multiplexing network control system and a satellite delivered personal computer bulletin board service.

1989	In September 1989, the Company changed its name to NII Norsat International, Inc.

1990	In August 1990, the Company graduated to the Toronto Stock Exchange.

1991	The Company was issued United States Patent No. 5,019,910 entitled “Apparatus for Adapting Computer for Satellite Communications.”

1992	The Company introduced C-band and Ku-band receivers with noise figures of less than 1.5 dB.

1993	The Company introduced the first digital LNB optimized for low data rate applications.

1994	The Company introduced the Microsat 150 Multimedia PC receiver that enables a personal computer or laptop to capture real time satellite video, listen to and edit directly from the computer keyboard selections of audio programs, and monitor real time data broadcasts.

1995	The European Space Agency extended a grant to the Company to develop portable terminals.

1996	The Company introduced video scrambling technology (N-Code II) for cable distribution networks so authorized cable subscribers may receive telecasts.

1997	The Federal Court of Appeal ruled that the use of U.S. based DTH systems in Canada contravened the Radio communication Act. Aurora Distributing, a division of Diamond Pacific Inc., the Company’s consumer products subsidiary, withdrew from the U.S. based DTH receiving market after Norsat settled a lawsuit in which it was a distributor for those systems.

1998	The Company acquired IMT Comsys, a private company and originally the Satellite Communications Division of MPR Teltech. IMT Comsys’ products included Ka-band

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

2002	The Company built on its portable terminal experience by introducing a commercial grade flyaway terminal for news gathering organizations. It sold its first NewsLink system to CBS News.

2003	The OmniLink family of portable satellite terminals which includes the NewsLink and SecureLink systems were launched, providing rapidly deployable broadband satellite data and video connectivity for a wide range of applications.

2004	The Company became a key supplier of newsgathering equipment to the US Army.

2005	The Company launched the GLOBETrekker, a backpack able satellite terminal initially capable of transmitting and receiving IP-based video and data content.

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

The Company was named one of BC Business Top 100 companies

The Company was awarded $4.2 million in contract orders with US Government organizations.

2011	On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc. (“Sinclair”) for $18.5 million.

Norsat obtained a $12 million loan in connection with the acquisition of Sinclair. As of December 31, 2014, the loan balance had been paid down to $2.4 million.

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

The Company divested its Italian subsidiary that operated the Company’s vessel monitoring unit for cash consideration of Euro 70,000 ($85,764). The vessel monitoring unit formed part of the Company’s Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Solutions segment.

Norsat won a BC Export Awards for Advancing Technology and Innovation for export success and leadership.

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

The Company acquired certain business assets and assumed certain liabilities of CVG, Incorporated (“CVG”), a US-based satellite communication business for $0.5 million. The acquired assets included new products and associated intellectual property (“IP”) that aligned with the Company’s existing product roadmap and allowed the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 metre).

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

2014	The Company launched a number of new products including the ATOM series of Ku-band BUCs and SSPAs, and the 700 – 800 MhZ TXC Series of Ceramic Combiners. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available in the market. The TXC Series Combiners feature improved performance and are designed to allow a number of transmitters to share a single antenna.

2015	On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares.

On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSE MKT. Norsat’s ticker symbol is “NSAT” and its shares ceased trading on the OTCBB concurrent with the listing of its shares on the NYSE MKT. The Company’s common shares also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII”.

5.	Capital Expenditures

During 2014, the Company made purchases of property and equipment in the amounts of $623,286 (2013-$584,787, 2012-$547,662) primarily relating to the purchase of equipment for product development and test equipment and operations. There are currently no major capital projects or divestitures in progress.

B.	Business overview

1. Norsat Business and Principal Activities

Norsat is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’. See Item 10B below with respect to Norsat’s common shares commencing trading on the NYSE MKT and ceasing trading on the OTCBB concurrently on February 10, 2015.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

(‘000)	Year ended December 31,
	2014	2013	2012
	$	$	$
Canada	5,224	6,203	7,569
United States	21,875	21,731	24,333
Europe and other	9,080	8,483	10,527
Total	36,179	36,417	42,429

Customer concentration

For the year ended December 31, 2014, one customer of the Sinclair Technologies operating segment individually represented 10% or more of total consolidated revenue (2013 and 2012 –one customer). The one customer represented a total of 11% for the year ended December 31, 2014 (2013-14%, 2012-11%)

Business Segments

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

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omnidirectional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

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

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers.

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair products support both voice and data.

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

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a ruggedized, high performance and portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits. Key features include the ability to provide core office functions while operating in emergency situations, market leading portability, and connectivity support in challenging environments.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal (“VSAT”) solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

Recently, Norsat announced the launch of the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40punds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Satellite – based Communications - Market Profile

Norsat’s satellite-based communications business includes Satellite Solutions and Microwave Products. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

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

The satellite industry continues to see increased demand, driven primarily by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites. However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Competition

In this sector, the Company faces competition from General Dynamics Corp. (NYSE: GD), C3ISR, a segment of L-3 Communications Holdings Inc. (NYSE: LLL), TeleCommunication Systems Inc. (NASDAQ: TSYS), Globecomm Systems Inc. (NASDAQ: GCOM) and Ultra electronics, Gigasat, a segment of Ultra electronics Holdings PLC (LSE: ULE). From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL). At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Thales, Finmeccanica S.p.A. (OTC: FINMY), Airbus Group (Euronext: EAD), Lockheed Martin (NYSE: LMT) and Raytheon Company (NYSE: RTN).

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

Norsat’s product offering includes the new ATOM Series BUCs. These Block Up Converters are the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

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

3. Research and Development

Research and development activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent approximately 8% of its annual revenues excluding any government contributions and allocated 16% of its staff towards research and development activities.

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

The Company conducts its business through Norsat International Inc., the holding and principal operating company, and the following four wholly-owned subsidiaries as at December 31, 2014:

  Norsat International (America), Inc. incorporated and located in Richmond, VA, United States of America;

  Norsat International (UK) Ltd. incorporated and located in Lincolnshire, England

  Sinclair Technologies Ltd. registered and located in Somersham, United Kingdom

  Norsat S.A., incorporated in Lausanne, Switzerland

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

Norsat S.A. has limited activities and is in the process of being dissolved.

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

The Company has leased premises in Aurora, Ontario, Canada. The lease is for approximately 45,246 square feet of space. This location houses the Antenna and RF Conditioning Products operating segment’s sales office, engineering and production department, and includes warehouse space as well.

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

The following information should be read in conjunction with the Company’s 2014 consolidated financial statements and related notes included therein, which are prepared in accordance with International Financial Standards as issued by the International Accounting Standards Board. All amounts following are expressed in United States Dollars unless otherwise indicated.

The Company currently generates revenue from three business segments, Sinclair Technologies, Satellite Solutions and Microwave Products, as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these three business segments. Economic factors such as market prices of similar products and worldwide political environment may also play an important role to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political fluctuations, and inflation that have materially affected, directly or indirectly the Company’s operations.

Summary of 2014

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2014 and the results of operations, comprehensive income and cash flows for the year ended December 31, 2014.

The following table shows certain key operating results, financial information and other financial data for the years indicated:

(‘000, except per share amounts)	Year ended December 31,
	2014	2013	2012
	$	$	$
Sales	36,179	36,417	42,429
Earnings before income taxes	3,701	2,976	2,553
Current income tax (recovery)/expense	(214)	270	782
Deferred income tax (recovery)/expense	(279)	(1,001)	(3,283)
Earnings from continuing operations	4,195	3,707	5,054
Net earnings	4,195	3,707	5,135
Earnings from continuing operations and net earnings per share – basic and diluted(1)	0.73	0.64	0.88
EBITDA(2)	5,091	4,613	4,646
Adjusted EBITDA(2)	4,685	5,120	4,815
Weighted average common shares outstanding - basic(1)	5,758	5,780	5,815
Weighted average common shares outstanding - diluted(1)	5,762	5,782	5,815

	As at December 31
	2014	2013	2012
	$	$	$
Total assets, excluding deferred income tax assets	35,592	33,778	36,710
Total assets	40,492	38,678	40,882
Acquisition loan	2,371	4,413	6,953
Promissory note payable	-	-	693
Issued capital	39,851	39,851	39,851
Shareholders’ equity	28,984	26,424	24,233

*Sales for 2012 were restated to reflect discontinued operations. Please refer to section 5A under the heading “Discontinued Operations” for further discussion.

Note:

(1)

Subsequent to December 31, 2014, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common share outstanding are reflected on a post-consolidated basis. For further information please see Item 10B below.

(2)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

On April 16, 2013, we acquired certain business assets and assumed certain liabilities of CVG for cash consideration of $0.5 million and have included CVG’s sales of $1.5 million in our 2013 sales results.

We recorded deferred income tax recovery of $3.0 million as a result of the reorganization of our legal structure in 2012.

In 2012, we sold our maritime vessel monitoring unit, with related revenues and costs being reclassified to net earnings (loss) from discontinued operations. Please refer to Section 5A “Discontinued Operations”.

The following table shows quarterly unaudited financial data for the periods indicated:

(‘000, except per share amounts)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31

2014	$	$	$	$
Sales	9,118	9,584	8,107	9,371
Net earnings for the period	2,177	1,000	968	51
Net earnings per share – basic and diluted(1)	0.38	0.17	0.17	0.01
EBITDA(2)	2,459	1,052	1,200	380
Adjusted EBITDA(2)	1,592	1,334	1,017	742

	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,767	5,766	5,761	5,764
Weighted average common shares outstanding - diluted(1)	5,771	5,770	5,763	5,770

2013	$	$	$	$
Sales	8,354	8,598	8,788	10,677
Net earnings for the period	412	914	683	1,698
Net earnings per share – basic and diluted(1)	0.07	0.16	0.12	0.29
EBITDA(2)	845	1,259	1,045	1,464
Adjusted EBITDA(2)	796	819	1,361	2,144

	#	#	#	#
Weighted average common shares outstanding - basic(1)	5,804	5,783	5,767	5,767
Weighted average common shares outstanding - diluted(1)	5,811	5,787	5,768	5,768

2012*	$	$	$	$
Sales	10,409	10,425	10,997	10,598
Net earnings (loss) for the period	518	2,771	975	871
Net earnings (loss) per share – basic and diluted(1)	0.09	0.48	0.17	0.15
EBITDA(2)	1,229	644	1,398	1,375
Adjusted EBITDA(2)	1,156	735	1,659	1,265

	#	#	#	#
Weighted average common shares outstanding - basic(1)	5,832	5,820	5,804	5,804
Weighted average common shares outstanding - diluted(1)	5,833	5,820	5,804	5,804

*Sales for 2012 and were restated to reflect discontinued operations. Please refer to Item 5A below under the heading “Discontinued Operations” for further discussion.

Note:

(1)

Subsequent to December 31, 2014, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common share outstanding are reflected on a post-consolidated basis. For further information please see Item 10B below.

(2)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

Quarterly results from our three revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our other two segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy as Sinclair’s sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from our other segments are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2015.

Results of Operations

Sales and Gross Margin

	Year ended Dec 31,
Sales ($000’s)	2014	2013	2012
	$	$	$
Sinclair Technologies	21,700	22,477	24,173
Satellite Solutions	2,753	4,822	8,678
Microwave Products	11,726	9,118	9,578
Total	36,179	36,417	42,429

	Year ended Dec 31,
Gross Margin	2014	2013	2012
Sinclair Technologies	40%	43%	44%
Satellite Solutions	24%	9%	38%
Microwave Products	44%	42%	44%
Total	40%	38%	43%

Fiscal 2014 Compared to Fiscal 2013

For the year ended December 31, 2014, Norsat recorded total sales of $36.2 million down slightly compared to $36.4 million in 2013.

Sinclair Technologies sales were $21.7 million, compared to $22.5 million in 2013. The year-over-year decrease in revenues reflects softness in the infrastructure and public safety markets.

Satellite Solutions sales were $2.8 million in 2014, compared to $4.8 million in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined to $0.7 million compared to $2.3 million as airtime contracts, warranties and post-service contracts expired.

Microwave Products sales were $11.7 million for fiscal 2014, compared to $9.1 million in fiscal 2013. The $2.6 million increase was mainly driven by the product deliveries on the ATOM new line of products.

On a consolidated basis, gross profit was $14.4 million compared to $13.8 million for the year ended December 31, 2013 and gross profit margin percentage was 40% in 2014, compared to 38% in 2013. Sinclair Technologies gross profit margin percentage was 40% in 2014, compared to 43% achieved in 2013. The decrease in gross margin was due to increase in labor and overheads costs. Gross profit margins from the Satellite Solutions segment were 24%, compared to 9% in 2013, which reflects a decrease in inventory write-off of $0.5 million in 2014, compared to $1.2 million in 2013, partially offset by a combination of a greater proportion of lower-margin revenues and lower sales volume in the first three quarters of 2014. Gross profit margins from Microwave Products were 44%, compared to 42% in 2013, reflecting higher margin products in the sales mix.

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

Expenses

	Year ended Dec 31,
Expenses ($000’s)	2014	2013	2012
	$	$	$
Selling and distributing	5,413	6,277	7,213
General and administrative	3,982	3,709	5,097
Product development, net	1,579	1,433	2,373
Other (Income)/ Expense	(296)	(572)	924
Total Expenses	10,678	10,847	15,607

Product development expenses, net include:

	Year ended Dec 31,
Product Development Costs ($000’s)	2014	2013	2012
	$	$	$
Product Development	2,846	3,513	3,420
Less: Government Funding	(1,267)	(2,080)	(1,047)
Product Development, net	1,579	1,433	2,373

Fiscal 2014 Compared to Fiscal 2013

For the year ended December 31, 2014, total expenses were $10.7 million, compared to $10.8 million in 2013.

Selling and distributing expenses decreased to $5.4 million, from $6.3 million, reflecting the strengthening of the US dollar against the Canadian dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

General and administrative expenses increased to $4.0 million for the year ended December 31, 2014, from $3.7 million in 2013. In 2014, corporate development costs related to external costs to pursue a potential acquisition increased to $0.2 million compared to approximately $0.1 million in 2013. In addition, investments were made in organizational infrastructure and bonuses increased due to the Company substantially achieving its 2014 targets and objectives. These increases were offset by the decrease in expenses, reflecting the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian dollars.

For the year ended December 31, 2014, direct product development expenses decreased to $2.8 million from $3.5 million for the same period last year. The decrease reflects the accelerated development of the newly acquired CVG product lines in 2013, costs not incurred in 2014, and the impact of the strengthening of the US dollar against the Canadian Dollar, as a significant portion of the Company’s expenses are in Canadian Dollars, and employee-related costs savings.

Government contributions decreased to $1.3 million for the year ended December 31, 2014 from $2.1 million in the same period in 2013. In 2013 we secured a new repayable government contribution under the SADI program, which enables the Company to claim eligible costs incurred between July 27, 2013 and December 31, 2017. The timing of the award meant that over five quarters worth of government contributions were recorded in 2013, compared to just four quarters in 2014.

As a result net product development expenses increased to $1.6 million for the year ended December 31, 2014 from $1.4 million in the same period last year.

Other income for the year ended December 31, 2014 decreased to $0.3 million from a $0.6 million income during the same period last year. The decrease reflects a $0.6 million gain on foreign exchange for the year ended December 31, 2014, compared to a $0.9 million gain in the same period in 2013. The change reflects a $47,000 impairment charge on certain property and equipment in 2014 and $0.1 million less in interest charges compared to 2013.

Fiscal 2013 Compared to Fiscal 2012

For the year ended December 31, 2013, total expenses decreased to $10.8 million, from $15.6 million in 2012.

Selling and distributing expenses decreased to $6.3 million, from $7.2 million in 2012. The year-over-year change reflects reduced personnel expenses and decreased sales commissions as a result of the lower sales volumes in 2013.

General and administrative expenses decreased to $3.7 million, from $5.1 million in 2012. The $1.4 million decrease reflects a $0.5 million reduction in bonuses accrued due to lower sales volumes and earnings in 2013, the absence of approximately $0.3 million in severance costs paid in 2012 for the former President of the Sinclair Technologies division, and other employee-related cost savings.

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

Other income for 2013 was $0.6 million, compared to other expenses of $0.9 million in 2012. The $1.5 million increase in other income was mainly driven by a $1.1 million year-over-year foreign exchange difference realized as the US dollar strengthened against the Canadian dollar, and by a $0.3 million decrease in interest expenses resulting from the reduction in acquisition loan balances outstanding and the redemption of promissory notes in 2013.

Net Earnings for the Period

	Year ended Dec 31,
Earnings (in 000’s, except earnings per share)	2014	2013	2012
	$	$	$
Earnings before income taxes	3,701	2,976	2,553
Income tax recovery, net	494	731	2,501
Net earnings for the period	4,195	3,707	5,135
Net earnings per share - basic & diluted	0.07	0.06	0.09

Fiscal 2014 Compared to Fiscal 2013

Earnings before income taxes for the year ending December 31, 2014 increased to $3.7 million, from $3.0 million in 2013, reflecting a $0.6 million higher gross profit, $0.4 million less net expenses, and $0.1 million less interest charges compared to the same period in 2013. This was offset by $0.3 million less gain on foreign exchange for the year ended December 31, 2014 compared to same period in 2013.

Income tax recovery for the year ended December 31, 2014 was $0.5 million compared to $0.7 million for the same period in 2013, reflecting a current income tax recovery of $0.2 million for the year ended December 31, 2014 compared to a current tax expense of $0.3 million in 2013. Deferred income tax recovery of $0.3 million for the year ended December 31, 2014, compared to a deferred income tax recovery of $1.0 million in 2013.

For the year ended December 31, 2014, net earnings increased to $4.2 million, or $0.73 per share, basic and diluted, from net earnings of $3.7 million, or $0.64 per share, basic and diluted, during the same period in 2013.

Fiscal 2013 Compared to Fiscal 2012

For the year ended December 31, 2013, earnings before income taxes increased to $3.0 million, from $2.6 million in 2012, reflecting lower operating expenses and a higher foreign exchange gain, partially offset by a lower gross margin.

Net income tax recovery was $0.7 million, compared to $2.5 million in 2012. The significant income tax recovery in 2012 resulted from the reorganization of our legal structure.

Net earnings in 2013 were $3.7 million, compared to $5.1 million in 2012, reflecting reduced gross margin of $4.3 million and income tax recovery of $1.8 million, offset by lower overall expenses of $4.8 million. Earnings per share were $0.06 per share, basic and diluted, compared to $0.09 per share, basic and diluted, in 2012.

Outlook

For fiscal 2015 the Company is expecting modest revenue growth compared to 2014 due to the increased quotation activity and backlog. The Company expects solid growth from its satellite solutions division from 2014 levels, due to a healthy backlog of military spending from our Datacom contract and our recently announced contract from a Eurasian defense contractor to deliver an array of satellite terminals. The Company’s Sinclair Technologies division’s prospects are expected to remain strong, driven by the Positive Train Control market, while government spending continues to be slow, especially in Canada. The Microwave segment, while supported by Norsat’s diversification activities, including the additions into the ATOM product portfolio may not initially be able to replicate the same volumes of the Harris deliveries in 2014.

Going forward, the Company will continue to work to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the US, as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities.

The current global economic uncertainties, coupled with Norsat’s stable financial position and capital structure, continue to create excellent conditions for realizing growth through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing levels, new product introductions, continued enhancement of existing product lines, greater diversification by geographic region as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

Based on the outlook and information currently available to the company, due to the timing on delivery of orders, backlog and the impact of the large Harris contract in 2014, the Company expects revenues in the first quarter of 2015 to be lower compared to the first quarter of 2014.

Critical Accounting Estimates

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

Significant Management Judgements

The following are significant management judgments in applying accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of our future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing construction contract revenue also requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of Government contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and our assessment of what will ultimately be approved for payment by Government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangement follows a hierarchy of selling prices. If vendor-specific objective evidence and third-party evidence of selling price do not exist, then management’s best estimate of selling price for the deliverable is used. This requires significant judgment in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate. In 2014, the Company recognized an impairment loss of approximately $47,000 (2013- $nil) on its property and equipment.

Useful lives of depreciable assets

We review our estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

We estimate the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact our inventory valuation and impact our gross margins.

Business combinations

We use valuation techniques in determining fair values of the various elements of a business combination based on future expected cash flows and a discount rate. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Share-based payment - stock options

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock option, volatility and dividend yield and making assumptions about them.

Share-based payment - restricted share units

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, we use the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture amount. Determining the forfeiture rate is based on historical experience. Actual number of restricted share units that vest is likely to be different from estimation.

Provision for warranties

We provide for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods.

Uncertainty relates to the timing and amount of actual warranty claims that can vary from our estimation.

Allowance account for credit losses

We provide for bad debt by analyzing the historical default experience and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectivity of customer balances that can vary.

Accounting Policies

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

Goodwill is initially measured at the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in United States dollars. The functional currency of the parent company is United States dollars and the functional currency of the Company’s Sinclair Technologies’ operating segment is Canadian dollars.

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

Non-monetary items are not re-translated at period end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value was determined.

Foreign operations

In our financial statements, all assets, liabilities and transactions of our foreign operations with a functional currency other than US dollars are translated into US dollars upon consolidation.

Each of our foreign operations determines its own functional currency and items included in the financial statements of each foreign operation are measured using that functional currency and presented in US dollars.
The functional currency of our foreign operations has remained unchanged during the reporting period.

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

Restricted Share Units

We grant restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan gives the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to us. The vesting of the RSUs is subject to time-based vesting terms, condition and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

We recognize compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying our share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Treasury Shares

When we reacquired our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of our own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted restricted share units as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When treasury shares are sold or released subsequently, the amount received is recognized as an increase in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from issued capital.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to three months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

All of our trade and other receivables have been reviewed for indicators of impairment. We maintain an allowance account for credit losses for estimated losses that may arise if any of our customers are unable to make required payments. We provide for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on our historical default experience and is reviewed periodically to ensure consistency with default experience. In addition, periodically throughout the fiscal year, we specifically analyze the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of our trade and other receivables balance. The allowance set aside is then adjusted to align with the specific analysis performed.

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

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government assistance, and net of accumulated depreciation and accumulated impairment losses. Amortization of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of term of lease or
useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the Consolidated Statements of Earnings and Comprehensive Income as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year end.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

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

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to us that have been created over time and continue to create value for us. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

Impairment of Long-Lived Assets

At each reporting date, we assess whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is initially measured at the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Deferred Revenue

Revenue that has been paid for by customers but will qualify for recognition within the next year under our policies is reflected in current liabilities as deferred revenue (revenue that can be recognized in one year or less). Included in deferred revenue are amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of our products.

Revenue that has been paid for by customers but will not qualify for recognition within the next year under our policies is reflected in non-current liabilities as long-term deferred revenue (revenue that can be recognized in more than one year). Included in long-term deferred revenue are extended warranty and other services provided by us to customers.

Comprehensive Income

Comprehensive income is comprised of net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to United States dollars.

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

We determine the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset.

All financial assets, except financial assets at fair value through profit or loss, are recognized initially at fair value plus directly attributable transaction costs.

Our financial assets include cash and cash equivalents and trade and other receivables.

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

We have not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold it to maturity. After initial measurement held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statement of Earnings and Comprehensive Income.

We have not designated any financial assets as held-to-maturity investments.

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

We have not designated any financial assets as available-for-sale assets.

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

We have classified cash and cash equivalents and trade and other receivables as loans and receivables.

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

Financial liabilities

Financial liabilities are classified as either financial liabilities at fair value through profit or loss or other financial liabilities. We determine the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction cost except FVTPL.

The financial liabilities include trade and other payables, accrued liabilities and acquisition loan.

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

We have not designated any financial liabilities upon initial recognition as FVTPL.

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

We have classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

Our financial assets include cash and cash equivalent and trade and other receivables. Our financial liabilities include trade and other accounts payable, accrued liabilities and acquisition loan.

We have classified its cash and cash equivalents and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of our financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Revenue Recognition

Our revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

We have single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, we recognize revenue when all of the following conditions have been satisfied:

  we have transferred to the buyer the significant risks and rewards of ownership of the goods;

  we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to us; and

  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For single deliverable revenue arrangements relating to the sale of services, we recognize revenue by reference to the stage of completion of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

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

  the delivered item(s) has standalone value and

  when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control by us.

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

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control by us. In establishing selling price for hardware, we rely on third party evidence based on stand-alone sales of largely interchangeable products. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

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

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control by us.

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after our one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by us and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control by us.

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

Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if we can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended 2014 and 2013.

Government Contributions

Government funding of eligible research and development expenditures are credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. We amortize the cost of the related property and equipment over its useful life according to our accounting policy relating to property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Government repayment

The Company is required to make annual repayments under the SADI I contract as described in note 8a. On a quarterly basis, the Company calculates the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in product development expenses. The Company will set up a liability in the period the actual revenues are recognized that cause the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in the fourth quarter of the fiscal year. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact our gross margins percentages and amounts.

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

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle its current tax assets and liabilities on a net basis.

We accounts for income tax credits in accordance with IAS 12 Income taxes.

Profit or Loss from Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

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

Diluted net earnings per share is computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options and warrants were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options and warrants are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and warrants and when we generate net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when we have a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

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

Segment Reporting

The Company’s business operates primarily through three operating segments – RF antennas and filters (“Sinclair Technologies”), Satellite Solutions and Microwave Products. These reportable segments are strategic business units that offer different products and services, which is also the basis for the Company’s chief operating decision makers to identify these reportable segments. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies. These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Related Party Transactions

Compensation of key management personnel, including the Company’s President and Chief Executive Officer, Chief Financial Officer, and General Manager (2013 - President and Chief Executive Officer, Chief Financial Officer, and General Managers, 2012 - President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary) in the ordinary course of their employment are as follows:

(‘000s)	Year ended Dec 31,
	2014	2013	2012
	$	$	$
Short-term employee benefits	1,136	1,351	2,115
Share-based payments	146	138	73
Total	1,282	1,489	2,188

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.

The Company’s related party transactions relate solely to compensation of key management personnel.

Recent Accounting Pronouncements

In 2014, we have adopted the following accounting policies:

IFRIC 21 Levies clarifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by the government’s legislation. If this activity arises on a specific date within an accounting period then the entire obligation is recognized on that date. The same recognition principles apply in the annual and interim financial statements. IFRIC 21 has no material effect on the Company’s financial statements as the Company has no significant levies that needs to be paid. IFRIC 21 has been applied retrospectively in accordance with its transitional provisions and had no material effect on the Company’s financial statements for any period presented.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities clarify the application of certain offsetting criteria in IAS 32, including the meaning of ‘currently has a legally enforceable right of set-off’ and some gross settlement mechanisms may be considered equivalent to net settlement. The amendments have been applied retrospectively in accordance with their transitional provisions. As the Company does not currently present any of its financial assets and financial liabilities on a net basis using the provisions of IAS 32, these amendments had no material effect on the Company’s financial statements for any period presented.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets clarify that an entity is required to disclose the recoverable amount of an asset or cash generating unit whenever an impairment loss has been recognized or reversed in the period. In addition, they introduce several new disclosures required to be made when the recoverable amount of impaired assets is based on fair value less costs of disposal, including additional information about fair value measurement including the applicable level of the fair value hierarchy, a description of any valuation techniques used and key assumptions made and the discount rates used if fair value less costs of disposal is measured using a present value technique. The amendments have been applied retrospectively in accordance with their transitional provisions.

In 2013, the Company has adopted the following accounting policies:

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 Consolidated Financial Statements replaces SIC-12 Consolidation-Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 did not require any adjustments to the Company’s financial statements.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The adoption of IFRS 12 did not require any adjustments to the Company’s financial statements.

IFRS 13 Fair Value Measurements explains how to measure fair value by providing a clear definition and introducing a single set of guidance for (almost) all fair value measurements. It clarifies how to measure fair value when a market becomes less active and improves transparency through additional disclosures. The adoption of IFRS 13 did not require any adjustments to the Company’s financial statements.

In 2012, the Company has early adopted the Annual Improvements to IFRSs 2009-2011 Cycle of IAS 1 Presentation of Financial Statements. The amendments to IAS 1 clarifies the requirements for comparative information when entities apply accounting policies retrospectively, makes a retrospective restatement of items in the financial statements, or when items are reclassified in its financial statements. By early adopting the standard, the Company has determined that they are not required to present a third statement of financial position for items that have been reclassified retrospectively.

The following new accounting pronouncements have been issued but are not effective and may have an impact on the Company:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement, and is currently being developed in stages by the IASB. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The ISAB has now deferred the effective date to annual period beginning on or after January 1, 2018. Early adoption of the standard is permitted. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the Company’s financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding whether revenue is to be recognized over time or at a point in time, and improves disclosures about revenue. IFRS 15 provides more detailed guidance on contracts involving the delivery of two or more goods and services as to when to account separately for the individual performance obligations in a multiple element arrangement, how to allocate the transaction price and when to combine contracts. IFRS 15 also provides guidance on how to treat arrangements with variable pricing, such as performance based pricing and how revenue can be constraint. In addition, IFRS 15 provides guidance on time value of money as to when to adjust a contract price for a financing component. The ISAB has an effective date to annual period beginning on or after January 1, 2017. Early adoption of the standard is permitted. The Company has not early adopted this standard and is currently assessing the impact that this standard will have on the Company’s financial statements.

Non-IFRS Measures

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted with foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges. Corporate development costs are predominately external costs incurred to pursue acquisition.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes for year ended December 31, 2014.
The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Years ended December 31,
	2014	2013	2012
	$	$	$
Net earnings	4,195	3,707	5,135
Interest expense	115	236	536
Amortization and depreciation	1,275	1,401	1,476
Tax recovery	(494)	(731)	(2,501)
EBITDA	5,091	4,613	4,646
Foreign exchange (gain)/loss	(586)	(888)	250
Earnings from discontinued operations	-	-	(81)
Acquisition costs	180	131	-
Write-down of inventory	-	1,264	-
Adjusted EBITDA	4,685	5,120	4,815

Adjusted EBITDA for the year ended December 31, 2014 was $4.7 million, compared to $5.1 million the same period in 2013, reflecting a combination of a decrease of gross profit by $0.4 million, excluding the $1.3 million write-off in inventory in 2013, due to lower margined product mix mostly in the Satellite Solutions and Sinclair Technologies segments, partially offset by a decrease in operating expenses of $0.1 million, excluding depreciation and amortization.

(‘000s)	Years ended December 31,
	2014	2013	2012
	$	$	$
Current Assets (A)	23,630	20,232	21,810

Current Liabilities (B)	9,861	10,241	14,262
Less Acquisition Loan	(2,371)	(4,413)	(6,953)
Adjusted Current Liabilities (C)	7,490	5,828	7,309

Working Capital (A) - (B)	13,769	9,991	7,548
Adjusted Working Capital (A) – (C)	16,140	14,404	14,501

Current Ratio (A)/(B)	2.4	2.0	1.5
Adjusted Current Ratio (A)/(C)	3.2	3.5	3.0

Adjusted Working Capital

Adjusted Working Capital is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Adjusted Working Capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets. As at December 31, 2014, Adjusted Working Capital increased 12% to $16.1 million, from $14.4 million at December 31, 2013. As at December 31, 2012, Adjusted Working Capital was $14.5 million.

Adjusted Current Ratio

Adjusted Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Adjusted Current Ratio is defined as current assets divided by current liabilities, excluding the acquisition loan. As at December 31, 2014, Adjusted Current Ratio was 3.2 times compared to 3.5 times as at December 31, 2013. As at December 31, 2012, Adjusted Current Ratio was 3.0 times.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2014	$	$	$	$
Net earnings	2,177	1,000	968	51
Interest expense	33	32	29	21
Amortization and depreciation	319	303	277	375
Tax recovery	(70)	(283)	(74)	(67)
EBITDA	2,459	1,052	1,200	380
Foreign exchange (gain)/loss	(867)	282	(363)	362
Acquisition costs	-	-	180	-
Adjusted EBITDA	1,592	1,334	1,017	742

2013	$	$	$	$
Net earnings	412	914	683	1,698
Interest expense	110	33	52	41
Amortization and depreciation	332	340	357	372
Tax recovery	(9)	(28)	(47)	(647)
EBITDA	845	1,259	1,045	1,464
Foreign exchange (gain) loss	(49)	(503)	252	(588)
Acquisition costs	-	111	17	4
Gain on bargain purchase	-	(47)	47	-
Write-down of inventory	-	-	-	1,264
Adjusted EBITDA	797	819	1,361	2,144

2012	796	819	1,361	2,144
Net earnings	518	2,771	975	871
Interest expense	145	103	136	152
Amortization and depreciation	360	385	373	358
Tax expense/(recovery)	206	(2,615)	(86)	(6)
EBITDA	1,229	644	1,398	1,375
Foreign exchange (gain)/loss	(111)	57	414	(110)
Loss/(earnings) from discontinued operations	38	34	(153)	-
Acquisition costs	1,156	735	1,659	1,265
Adjusted EBITDA	1,088	412	1,790	919

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

We recognized $32,778 assets held for sale at acquisition date, comprised of assets redundant to our operation. Subsequent to the acquisition, we disposed all of the assets held for sale and realized $32,778 in 2013.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

The Company paid cash consideration of $0.5 million and financed the purchase from the Company’s cash and cash equivalents.

Acquisition-related costs, including legal, professional fees and relocation expenses amounting to approximately $0.1 million have been recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income in 2013.

b) Acquisition of Sinclair Technologies Holdings Inc.

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The Company acquired Sinclair because the Company believes the acquisition of Sinclair complemented the Company’s core businesses and supported the Company’s goal of becoming a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. With the addition of Sinclair’s product lines and customer base, the Company has diversified into the commercial space and into the municipal government level. In addition, by combining forces with Sinclair, the Company was able to realize opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave Products segment, and expose Sinclair’s products to the Company’s relationships in Europe and the military markets.

The identified assets, liabilities and purchase price below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below. The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 are as follows:

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

In 2012, the Company has collected substantially all of the trade and other receivables recognized on acquisition.

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

$1,000,000 of the cash consideration was held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1,000,000, less claimed amounts, if any, is releasable to the vendors on January 21, 2013. The Company released $1,000,000 in cash from escrow to the vendors as part of the purchase consideration in 2013.

The 4,028,932 common shares component of the purchase consideration was held in escrow and to be released to the vendors, at rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31 2011. Based on Sinclair’s fiscal 2011 financial results, the Company released from escrow 100% of the common shares to the vendors in 2012.

The promissory notes were held in escrow and were to be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012. On May 30, 2012, the vendors and the Company agreed to a reduction in the final contingent payment from the original face value of $750,000 to $725,000 for immediate release of the promissory notes from escrow. The timing of the payout remained unchanged: 50% of the principal plus interest was paid on March 29, 2013 and the balance of the principal plus interest on June 28, 2013. In 2013, the Company paid $755,258 in cash to the vendors, representing full settlement of a promissory note with total principal payments owing of $725,000 and accumulated interest of $30,258.

The Company paid its principal banker $108,000 in financing fees to acquire the $12,000,000 debt financing. The financing fee of $108,000 was capitalized as part of the cost of the debt and is being amortized over the term.

The Company incurred transaction costs of approximately $800,000 of which $500,000 and $300,000 were incurred in 2011 and 2010 respectively, in relation to the acquisition that were recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Goodwill is primarily related to growth expectations, expected future profitability, the substantial skill and expertise of Sinclair’s workforce and expected cost synergies. Goodwill arising on the acquisition of Sinclair is not deductible for tax purposes. The year-to-date change to Goodwill on acquisition of Sinclair is as follows:

(‘000s)
$
Balance, December 31, 2010	-
Goodwill acquired through business combination	5,360
Foreign exchange translation	(82)
Balance, December 31, 2011	5,278
Foreign exchange translation	111
Balance, December 31, 2012	5,389
Foreign exchange translation	(285)
Balance, December 31, 2013	5,104
Foreign exchange translation	(368)
Balance, December 31, 2014	4,736

For the purpose of annual impairment testing, goodwill is allocated to Sinclair, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast , followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection is based on the annual budget approved by the Board of Directors. The growth rate is approximately 2%. The present value of the expected cash flows is determined by applying a suitable discount rate. The discount rate for 2014 is 16.8%.

The growth rates of revenue reflect the long-term average growth rates for the product lines and industry of the segment.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

The recoverable amount of Sinclair Technologies based on value in use exceeds its carrying value by approximately $2.2 million.

The impairment test performed resulted in no impairment of Goodwill as at December 31, 2014, 2013 and 2012.

Apart from the considerations in determining the value in use of the segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2014 annual test. If the discount rate used is increased by 1%, the recoverable amount of Sinclair Technologies would reduce by approximately $1.5 million, which is approximately $0.7 million above its carrying value.

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

(‘000s, except per share amounts)	Year ended Dec 31,
2012
Results of discontinued operation	$
Revenue	278
Expenses	291
Results from operating activities	(13)

Gain on sales of discontinued operation	94
Net earnings for the period – from discontinued operations	81

Net earnings per share – basic	0.00
Net earnings per share - diluted	0.00

Weighted average number of shares outstanding
-Basic	58,183
-Diluted	58,185

Cash flows provided by discontinued operation
Net cash provided by operating activities	84
Net cash provided by investing activities	25
Net cash provided by financing activities	-
Net cash flows for the period	109

B.	Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital, capital expenditures and acquisition loan repayment.

Our balance sheet remains sound. As at December 31, 2014, we had $5.5 million in cash and cash equivalents, an increase of $2.2 million from $3.3 million as at December 31, 2013. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.7 million operating line of credit. As at December 31, 2014, there were no amounts drawn under our operating line of credit. Please refer to “Capital Resources” below for changes in our operating line of credit amount as at March 18, 2015.

Cash generated from operating activities was $4.0 million for the year ended December 31, 2014, compared to $50,367 and $2.3 million for the comparable periods in 2013 and 2012, respectively.

Cash used in investing activities was $0.6 million for the year ended December 31, 2014 compared to $0.9 million and $0.1million in 2013 and 2012, respectively. Investing activities for the year ended December 31, 2013 were comprised of the $0.5 million of cash used to acquire CVG.

Cash used in financing activities was $1.1 million compared to $1.0 million and $1.4 million in 2013 and 2012, respectively. In 2014, we purchased $0.1 million of treasury shares, which is equivalent to 225,800 common shares at a weighted average share price of $0.50. We also repaid $1.9 million of the acquisition loan and received $1.0 million in government funding in 2014.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Adjusted Working Capital1 as at December 31, 2014 was at $16.1 million, compared to $14.4 million at December 31, 2013 and $14.5 million at December 31, 2012. The current ratio as at December 31, 2014 was 3.2 times, compared to 3.5 times as at December 31, 2013 and 3.0 times for the 2012 year.

Trade and other receivables were $7.6 million as at December 31, 2014, up from $6.8 million as at December 31, 2013 and $7.1 million as at December 31, 2012. Net government funding receivables were $0.6 million as at December 31, 2014, compared to $0.5 million in 2013 and $0.6 million in 2012.

Trade and other payables and accrued liabilities increased to $5.4. million as of December 31, 2014 compared to $4.1 million in 2013 and $5.8 million in 2012. The increase in 2014 over 2013 reflects an approximately $0.6 million vendor payment accrued related to a significant contract, $0.4 million payable for government contributions received but not yet recorded as a reduction to product development expenses and timing of other vendor payments. The $1.7 million reduction in 2013 over 2012 reflects improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Current deferred revenue was $1.2 million as at December 31, 2014, compared to $0.6 million and $0.2 million as at December 31, 2013 and 2012, respectively. The increase in 2014 reflects the deferred revenue of a significant Satellite contract.

Inventory as at December 31, 2014 was $10.1 million, compared to $9.6 million as at December 31, 2013 and $9.0 million as at December 31, 2012. The increase in inventory in 2014 reflects an increase of $1.0 million in work in progress from $1.7 million as at December 31, 2014 compared to $0.6 million in 2013 related to a significant Satellite contract, partially offset by approximately $0.3 million increase of inventory obsolescence provision. The increase in inventory in 2013 over 2012 reflects our increased projection for sales in the first quarter of 2014, offset by the impact of the $1.1 million net increase to our provision for excess and slow-moving inventory.

As of December 31, 2014, shareholders’ equity increased to $29.0 million, from $26.4 million at December 31, 2013 and $24.2 million at December 31, 2012. The increase in 2014 over 2013 reflects $4.2 million in 2014 earnings, a $0.1 million increase in contributed surplus from stock-based compensation on options and restricted share units; offset by a $1.8 million increase in accumulated other comprehensive loss due to foreign exchange movement.

[1] Adjusted Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure. See “Non-IFRS Measures” under this Item.

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

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2014 shareholders’ equity was $29.0 million (2013 - $26.4 million and 2012 - $24.2 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have an operating line of credit in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI I”). Under this agreement, the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obliged to repay the funding over the repayment period. Funding is conditional on maintaining certain reporting requirements. As at December 31, 2014, 2013 and 2012, we were in compliance with these reporting requirements.

For the year ended December 31, 2014, 2013 and 2012, there were no other changes in our approach to capital management.

As at December 31, 2014 the Company had the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

  Debt service coverage ratio cannot be (i) less than 1.10 to 1.00 for the fiscal year ending December 31, 2014, (iii) less than 1.20 to 1.00 for the fiscal year ending December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less cash taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements. For the fiscal year ending December 31, 2013, the debt service coverage ratio calculation shall exclude business acquisitions (share or asset purchases) from unfunded capital expenditures.

  Funded debt to EBITDAS (1) , less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the

  Company’s operating line of credit and acquisition loan. EBITDA is defined as earnings before interest, taxes, depreciation, and amortization and is a non-IFRS measure. Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents. Funded debt includes only the acquisition loan.

Credit Facilities

Operating Line of Credit

On July 3, 2013, we renewed and amended our existing credit facility with HSBC Bank Canada (the “Bank”). The acquisition loan was extended for three years, ending on June 30, 2016. As a result, monthly principal repayments have been reduced to $160,000 (previously $250,000); with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on our funded debt to EBITDA ratio determined on a rolling 12-month basis based on our consolidated financial statements.

At our request, the demand revolving operating line of credit has been reduced to US$2.2 million (previously US$2.8 million). If drawn, applicable interest rates are as follows:

  the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars (previously the Bank’s Prime Rate plus 1.35% per annum) and/or the Bank’s U.S. Base Rate plus 0.50% per annum for amounts outstanding in US dollars (previously the Bank’s U.S. Base Rate plus 1.35% per annum).

The covenants were amended and reflected under the “Capital Resources” section above.

The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2014:

The Company has a secured revolving operating line of credit with the Bank of US$2.2 million (2013 - $2.25 million and 2012 - US$2.8 million) subject to an interest rate at the Bank’s Prime Rate plus 0.5% per annum for amounts outstanding in Canadian dollars and/or the Bank’s U.S. Base Rate plus 0.5% per annum for amounts outstanding in US dollars. The operating line of credit is payable upon demand by the Bank. As at December 31, 2014, 2013 and 2012, the Company had no borrowings outstanding with respect to the operating line of credit.

In addition, the Company has a secured non-revolving demand loan of US$1.0 million (2013 and 2012 - $1.0 million) to assist in financing the working capital requirements of the Company, subject to an interest rate at the Bank’s US base rate plus an applicable spread and/or the Bank’s LIBOR rate plus an applicable spread. The applicable spread ranges from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements. As at December 31, 2014, 2013 and 2012, the Company had no borrowings outstanding with respect to the non-revolving demand note.

The Company also has an additional revolving demand note with HSBC Bank USA in the principal amount of US$0.5 million (2013 and 2012 - $0.9 million) subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at December 31, 2014, 2013 and 2012, the Company had no borrowing outstanding with respect to the revolving demand note.

Accordingly, as at December 31, 2014, the Company has access to undrawn credit facilities totaling $3.7 million (2013 - $4.15 million, 2012 - $4.7 million) and is in compliance with its externally imposed covenants.

There are currently no major capital projects or divestitures in progress.

As at December 31, 2014, there were no amounts drawn under our operating line of credit.

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

For the year ended December 31, 2014, the Company made principal repayments totaling $1.9 million (2013 - $2.37 million, 2012 - $2.8 million) against the acquisition loan. As at December 31, 2014, the Company’s combined weighted average interest rate was 2.77% (2013 – 3.02%, 2012 – 4.29%).

The Company has externally imposed capital requirements under its acquisition loan agreement as explained in the above section “Capital Resources”.

As at December 31, 2014, 2013 and 2012, the Company is in compliance with its bank covenants.

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

In 2014, 2013 and 2012, the Company continued to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Canadian Federal Government through the SADI grants awarded in 2008 and 2013.

The following table provides further details of the Company’s research and development expenditures:

	Year ended Dec 31,
Product Development Costs ($000’s)	2014	2013	2012
	$	$	$
Product Development	2,846	3,513	3,420

Less: Government Funding	(1,267)	(2,080)	(1,047)

Product Development, net	1,579	1,433	2,373

D.	Trend information

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

Although we continue to see softness in the satellite-based communications market as a result of the US budget cuts and decrease in U.S. military spending, investments to develop new products have been well received by other global militaries, which we believe will translate into future revenue growth. In addition, we believe that a number of longer term trends are positively influencing the sector. Specific trends include the following:

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

E.	Off-balance sheet arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The Company’s known contractual obligations at December 31, 2014 are quantified in the following table:

Contractual Obligations (‘000s)	Payments due by period
	Less than	1-3 years	3-5 years	More than 5	Total
	1 year			years
	$	$	$	$	$
Acquisition loan	2,371	-	-	-	2,371
Operating lease obligations	791	932	-	-	1,723
Purchase obligations	4,741	30	-	-	4,771
Total	7,903	962	-	-	8,865

Although the acquisition loan is due on demand, it is not expected that the demand feature will be exercised. The scheduled repayment on the debt is over the next year.

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The operating lease obligations are related to office premises. In addition, the Company is required to make repayment of SADI I government contributions with repayment contingent on 2015 financial results compared to those achieved in 2014. As at December 31, 2014, the Company did not accrue any liability for repayment as the amount cannot yet be determined. Future interest payment of approximately $66,000 on the acquisition loan balance of $2,371 million, based on a weighted average interest rate of 2.77% as at December 31, 2014, has not been included under acquisition loan.

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

Directors

The following section sets forth certain information regarding the current directors, as of March 18, 2015:

Fabio Doninelli
Chairman of the Board, member of the Audit Committee and Compensation Committee

Mr. Fabio Doninelli became a director and Chairman of the Board of Norsat on March 7, 2011. Mr. Doninelli is President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to

1986, Mr. Doninelli served as Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the Boards of several public and private companies around the world. Mr. Doninelli is also Chairman of Lifeware SA, which is an online life insurance software company with offices in Chiasso, Lugano, Zurich and Frankfurt, Germany. Mr. Doninelli, who lives in Mendrisio Switzerland, exercises direction over the 198,558 post-conversion Norsat common shares held by Prismafin S.A.

Joseph Caprio
Director, Chair of the Compensation Committee and member of the Audit Committee

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

James Topham
Director and Chair of the Audit Committee

Mr. Topham became director and Chair of Audit Committee of Norsat on May 12, 2011. Mr. Topham has 30 years of public practice experience as a Chartered Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the Board of two other public technology companies as well as working with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of Social Venture Partners Vancouver (formerly known as BC Social Venture Partners), which has raised several million dollars towards funding specific community projects. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Shannon Byrne Susko
Director and member of the Compensation Committee

Ms. Susko became director of Norsat on May 7, 2014. Ms. Susko has been working with CEOs, Boards, executive teams, and individuals for over 10 years. She is the former President of DST Subserveo and former Co-founder, President and Chief Executive Officer of Subserveo Inc. Her technical expertise is coupled with extensive sales, marketing, operations, and mergers and acquisitions experience. Ms. Susko has and continues to serve on several for-profit and not-for-profit boards at a regional, national and international level. Ms. Susko was Vancouver’s ACG and BIV 2011 Dealmaker of the Year, and Canada’s Top 40 under 40 recipient for the year 2000. Ms. Susko holds a Bachelor of Commerce and Bachelor of Science degree from Saint Mary’s University and a Masters of Computer Science from the Technical University of Nova Scotia. She has also recently received the ICD.D designation from the Institute of Corporate Directors.

Amiee Chan
Director, President and Chief Executive Officer

Dr. Chan became a director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and Chief Executive Officer of the Company. See Senior Management section below.

Senior Management

The following section sets forth certain information regarding the current senior management, as of March 18, 2015:

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

Ken Broom
General Manager, Sinclair Technologies

Mr. Broom was appointed General Manager of the Company’s Sinclair Technologies division on November 22, 2013. Mr. Broom brings more than 20 years of operations management experience in the high tech battery industry. Most recently, he held the position of VP of Operations at BAK Battery, a manufacturer of lithium-ion batteries for personal electronics, electric vehicles and battery storage applications. Prior to BAK, he was General Manager of E-One Moli Energy Corporation, a producer of lithium-ion batteries based in British Columbia. During the past three decades, Mr. Broom has held leadership positions in quality, engineering, product design, operations, R&D and general management. Mr. Broom holds a degree in Chemical Engineering from the University of Waterloo and is a licensed Professional Engineer in Ontario.

B.	Compensation

Compensation of Directors

As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in equity namely stock options and Restricted Share Units (“RSUs”).

Under the current compensation plan each independent Board member shall receive stock options (at market value) upon joining the Board. The number of stock options will be determined by the Board at the time of grant.

The Company pays its Directors, who are not executive officers of the Company the following base annual fees:

Chairman of the Board	Cdn$32,500
Chairman of the Audit Committee	Cdn$27,500
Chairman of the Compensation Committee	Cdn$27,500
Director	Cdn$22,500

In addition each independent director will be paid Cdn $1,000 for each Board meeting attended in person and Cdn $250 for each Board meeting attended by conference call during the calendar year.

Each independent Board member also receives an additional 60% of their base annual fees in the form of RSUs. The RSUs vest ratably over their annual term of appointment.

Fees of CHF 5,000 per year are also paid to each director responsible for the Company’s Swiss subsidiary.

Fees of Cdn$5,000 per year was also paid to each director responsible for the Company’s U.S. subsidiary up until May 6, 2014.

The Company also reimburses its Directors for disbursements incurred on behalf of the Company.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

During the Company’s fiscal year ended December 31, 2014, the aggregate cash compensation incurred by the Company or its subsidiaries to its directors, all of whose financial statements are consolidated with those of the Company, was $145,654.

In addition, the Company issued a total of 167,508 RSUs in 2014 to the Board of Directors. The value of these RSUs was $79,949 at grant dates based on the closing price on the Toronto Stock Exchange of Cdn$0.55 on February 28, 2014 and Cdn$0.52 on May 9, 2014.

The Company issued 100,000 stock options at a fair value of $16,938 at grant date to Ms. Shannon Byrne Susko upon joining the Board of Directors on May 7, 2014.

All compensation awarded to, earned by, paid to or payable to the Board of Directors is reported below in US dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2014 by each director:

		Share-	Option	Non-Equity
		based	based	Incentive plan		All Other
Name and	Fees	awards	awards	compensation	Pension	Compensation
Principal Position	earned ($)	($)(1)	($)(2)	($)	Value ($)	($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (Chairman of the Board)	38,564	25,563	Nil	Nil	Nil	Nil	64,127

Joseph Caprio (Director and Chair of the Compensation Committee)(3)	28,523	20,435	Nil	Nil	Nil	Nil	48,958

James Topham (Director and Chair of the Audit Committee)	28,523	21,631	Nil	Nil	Nil	Nil	50,154

Shannon Susko (Director and member of Compensation Committee)(4)	15,068	12,319	16,938	Nil	Nil	Nil	44,325

Andrew Harries(5)	10,476	Nil	Nil	Nil	Nil	Nil	10,476

 NOTES:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2012 filed as Exhibit 99.4 to this annual report on Form 20-F.

(3)	Joseph Caprio was appointed as Chair of the Compensation Committee on May 7, 2014.
(4)	Shannon Susko became a Director and member of the Compensation Committee on May 7, 2014.
(5)	Andrew Harries ceased to be a Director and Chair of the Compensation Committee on May 7, 2014

There were no other arrangements under which independent directors were compensated during 2014. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2014, the aggregate cash compensation awarded to, earned by, paid or payable by the Company or its subsidiaries to its named executive officers, all of whose financial statements are consolidated with those of the Company, was $1,104,129 (2013-$1,052,323).

The following table reported in United States Dollars sets forth all annual and long term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2014, 2013 and 2012 to each member of senior management.

					Non-Equity Incentive
					plan compensation ($)
			Share-	Option		Long-
Name and			based	based	Annual	term		All Other
Principal		Salary	awards	awards	Incentive	incentive	Pension	Compensation	Total
Position	Year	($)	($)(1)	($)(2)	Plans (3)	plans	Value ($)	($)(4)	($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan, President and CEO(5)	2014	258,611	42,671	13,902	199,777	N/A	22,919	5,506	543,386

	2013	277,346	95,688	30,511	91,524	N/A	18,444	5,455	518,967

	2012	280,224	48,038	N/A	275,917	N/A	27,807	5,431	637,378
Arthur Chin, CFO
	2014	221,666	36,575	11,916	114,158	N/A	16,791	Nil	401,106

	2013	237,725	68,147	21,742	52,300	N/A	14,501	Nil	394,415

	2012	240,192	34,861	N/A	180,144	N/A	21,017	Nil	476,214
Ken Broom, General Manager of Sinclair Technologies (6)
	2014	148,172	Nil	1,111	28,751	N/A	5,926	Nil	183,960

	2013	79,182	Nil	10,267	8,890	N/A	2,092	Nil	100,431

NOTES:

(1)

Amounts represent the grant date fair value of Restricted Share Units based on the assumption of 100% vesting. The fair value is determined by multiplying the Company’s share price by the number of RSUs granted.

(2)

Amounts represent the grant date fair value of options based on the assumption of 100% vesting. The fair value is determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013 and 2012 filed as Exhibit 99.4 to this annual report on Form 20-F.

(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation are not in excess of CDN$50,000 or 10% of the total base salary paid to each Named Executive Officer for the years indicated and thus are not reported.
(5)	Dr. Chan received in 2014 director’s fee of $5,506 (2013 - $5,455, 2012 - $5,431) for being a director of the Company’s Swiss subsidiary. The amount is included under All Other Compensation.
(6)

Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies division on November 22, 2013. His 2013 compensation includes the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies division from May 13 2013 to November 21, 2013.

The bonus amounts (under Annual Incentives Plans) were paid pursuant to the Company’s Employee Compensation Plan. The plan remunerates employees based on successful completion of both corporate and/or personal objectives and each employee is tiered to a level to match their responsibilities within the Company.

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

Board Size

The Board has carefully considered issues relating to its size. The optimal size for the Board represents a balance between two opposing needs: a business need for strong, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. The Board has currently determined that number to be five members.

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

Board and Executive Diversity

The Board recognizes the benefits to the Company of diversity, both at the Board level and within the Executive levels. When there are vacancies within these positions, the Board and management considers the existing level of diversity representation such as gender and age and will establish an objective recruitment criteria. Ultimately, appointments to the Board and Executive are made on merit, based on a balance of skills, background, experience and knowledge and through a formal, rigorous and transparent process against objective criteria recommended by the Board and or management depending on the role. In identifying the highest quality candidates, the Board and management will take into account diversity considerations, with a view to ensuring that the Company benefits from a broader range of perspectives and relevant experience.

The Company has adopted a written policy relating to the identification and nomination of directors. With respect to Board composition, the Board has currently adopted a diversity objective and targeted a representation of least one woman director. With respect to executive officer positions, the Board and management carefully considers diversity including gender and despite the current small number of executive positions within the Company, the Board has adopted a minimum target representation of least one woman within these roles.

The current members of the Board and Executive officers have the wide range of skills and experience required to govern and lead the Company. The Board is currently comprised of five directors of which two are women. While in the executive level, there are currently three positions of which one position is filled by a woman. This representation meets or exceeds the Board’s targeted representation of at least one woman on the Board and within the Executive levels.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible to propose and assess potential new directors. At present, a majority of the directors are independent of management of the Company, which will encourage an objective nomination process.

Majority Voting Policy

The Board has adopted a majority voting policy. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Board Chairman for consideration by the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by press release within 90 days of the Meeting where the election was held.

Director Term Limits

On March 3, 2015, the Board adopted a term limit policy for directors who join the Board after March 3, 2015, requiring them to tender their resignation to the Chairman after 10 years of service on the Board. The Board has the discretion to extend a director’s term for such period as the Board deems appropriate if it is in the best interests of the Company to do so.

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

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The Directors’ and Officers’ liability insurance coverage was $10,000,000. Total premiums expensed during 2014 were $42,666.

Director’s Service Contracts

The term of office for each of the present directors expires at the Annual General Meeting. The current directors have served as such as follows: Mr. Doninelli since March 2011; Mr. Caprio since May 2005; Mr. Topham since May 2011, Ms. Susko since May 2014 and Dr. Chan since August 2009.

The Company does not provided benefits for its non-executive directors.

Board Committees

The Board currently has two standing committee being the Audit Committee and the Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three directors of the Board namely: Mr. Topham (Chair), Mr. Caprio, and Mr. Doninelli, each of whom is independent and an “unrelated” director. Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Topham has an accounting designation and related financial expertise. The board has adopted a formal written charter for the Audit Committee under which the committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2014, the Audit Committee met four times to carry out its responsibilities.

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

On May 6, 2014, Grant Thornton LLP was appointed as the auditor of the Company for fiscal year ending December 31, 2014. Grant Thornton has been the auditor of the Company since March 29, 2010.

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

Taking all of these reviews and discussions into account, on March 3, 2015, the Audit Committee recommended to the Board of Directors that the Board approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2014.

In addition, at the end of 2014 the Committee completed a comprehensive Request for Proposal process for the Company’s 2015 financial audit requirements. After tabulation of the results and full consideration by the Audit Committee, it was determined that PricewaterhouseCooopers LLP be recommended to the Board for appointment and for inclusion in the proxy documents of the Annual General Meeting of Shareholders to be held on May 6, 2015. On March 3, 2015, the Board approved the Committee’s recommendation. Please refer to Item 16F “Change in Registrant’s Certifying Accountant”.

A copy of the Audit Committee’s charter can be found on our website at www.norsat.com under Investors/Corporate Governance/ Board Mandate.

Compensation Committee

The Board dissolved the Compensation Committee by unanimous vote on November 9, 2006. All functions of the Compensation Committee were performed by the independent members of the Board.

On November 6, 2012, the Company reconstituted its Compensation Committee.

The Company’s Compensation Committee is comprised of three directors of the Board namely: Mr. Caprio (Chair), Mr. Doninelli, and Ms. Susko, each of whom is independent and an “unrelated” director.

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

During 2014, the Compensation Committee has met twice and reviewed Board compensation, the Company’s incentive compensation plan based on 2013 financial results and provided recommendations to the Board of Directors on compensation levels and targets of the Chief Executive Officer and executive management for 2014 and 2015.

Also during 2014, the committee members while sitting as members of the Board periodically reviewed and approved stock option and RSU grants.

A copy of the Compensation Committee’s charter can be found on our website at www.norsat.com under Investors/Corporate Governance/ Board Mandate.

Compensation Discussion and Analysis

Based upon the review and recommendations of the Compensation Committee, the Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan, RSU and Stock Option Plans. The Board sets the compensation of the Chief Executive Officer, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of RSUs and stock options. The Board is also responsible for reviewing executive management succession and development plans.

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

In 2014, the Company has awarded a total of 326,628 (2013 – 430,196) RSUs to the Board of Directors and senior management. 127,907 RSUs granted to the Board of Directors vest over 6 and 12 month periods while the remaining units vest ratably over 12, 24 and 30 month periods.

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

In 2014, the Company has awarded a total of 260,144 (2013 – 459,020) stock options to the Board of Directors and senior management at a weighted average exercise price of Cdn$0.53 and fair value of Cdn$0.19 related to fiscal 2013 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. In 2014, no stock options were awarded to the Board or senior management related to long service.

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

If the employment of the Named Executive Officer were terminated without just cause on December 31, 2014, the Named Executive Officer would be paid an incremental amount outlined in the table below:

Payment ($)
Amiee Chan	Cdn$499,800
Arthur Chin	Cdn$367,200
Ken Broom	Cdn$53,333
Total	Cdn$920,333

E.	Employees

The chart below provides a breakdown of the number of employees (including full time equivalents) by function as at December 31:

	2014	2013	2012
Senior Management	3	3	3
Research and Development	26	24	27
Sales and Marketing	30	28	30
Production and Logistics	92	88	90
Finance and Administration	10	11	13
Total	161	154	163

The following table shows the number of employees by geographical location as at December 31:

	2014	2013	2012
Canada	151	144	154
United States	6	6	5
Other	4	4	4
Total	161	154	163

The Company believes that its work force is reasonably skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s work force is not unionized or part of any collective labour agreement.

E.	Share ownership

The following table sets forth securities owned or controlled by Directors and Officers of the Company as at December 31, 2014:

Name, Position,	Number of common shares	As a % of outstanding
Country of residence	owned (1)	common shares
Fabio Doninelli (Chair of the Board and member of the Audit and Compensation Committees) Switzerland	222,231(2)	3.81%

Joseph Caprio (Director and Chair of the Compensation Committee and member of the Audit Committee) USA	22,734 (3)	0.39%

James Topham (Director and Chair of the Audit Committee) Canada	7,014	0.12%

Shannon Susko (Director and member of the Compensation Committee) Canada	1,308	0.02%

Amiee Chan (Director, President and CEO) Canada	69,897	1.20%

Arthur Chin (CFO) Canada	6,514	0.11%

Ken Broom (General Manager of Sinclair Technologies) Canada	Nil	Nil

NOTES:

(1)

The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares. Please refer to Item 10B below for further information.

(2)

Mr. Fabio Doninelli directly owns 23,673 shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 198,558 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 222,231.

(3)

Mr. Caprio directly owns 18,684 shares of the Company. By virtue of Mr. Caprio’s spouse, he exercises direction over an additional 4,050 shares of the Company, bringing his total number of common shares controlled to 22,734.

Outstanding option-based awards and share-based awards

The following table sets forth details of the Directors and Executive Officers outstanding stock options and restricted share units as at December 31, 2014 and the fiscal year-end value of in-the-money unexercised options. Number of shares and share prices are presented on a post-consolidated basis. For more information please see Item 10B below:

	Option - based awards				Share - based awards
	No. of	Options	Options	Value of	Number of	Market value of
	securities	exercise	expiration	unexercised	shares not	share based
Name	underlying	price	date	in the money	vested	awards that have
	unexercised	(Cdn)		options		not
	options			(Cdn)(1)		vested(Cdn$)(2)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	15,000	$8.60	4-Mar-16	Nil	-	-

	2,321	$5.40	5-Mar-18	Nil	-	-

	-	-	-	-	4,830	$24,150

Joseph Caprio (Director and Chair of the Compensation Committee and member of the Audit Committee)	2,000	$7.00	1-Apr-15	Nil	-	-
	10,000	$4.80	14-Dec-16	$2,000	-	-
	1,607	$5.40	5-Mar-18	Nil	-	-
	-	-	-	-	3,635	$18,175
James Topham (Director and Chair of the Audit Committee)	10,000	$7.30	12-May-16	Nil	-	-

	1,964	$5.40	5-Mar-18	Nil	-	-

	-	-	-	-	4,087	$20,435
Shannon Susko (Director and member of the Compensation Committee)	10,000	$5.40	7-May-16	Nil
					1,308	$6,540
Amiee Chan (President and CEO)	4,000	$7.00	1-Apr-15	Nil	-	-
	20,000	$4.80	14-Dec-16	$4,000	-	-
	16,047	$5.40	5-Mar-18	Nil	-	-
	8,267	$5.30	25-Feb-2019	Nil	-	-
	-	-	-	-	18,850	$94,250
Arthur Chin (CFO)	10,000	$7.00	1-Feb16	Nil	-	-
	11,429	$5.40	5-Mar-18	Nil	-	-
	7,086	$5.30	25-Feb-2019	Nil	-	-
	-	-	-	-	14,253	$71,265
Ken Broom (General Manager of Sinclair Technologies)	2,500	$4.80	13-May-18	$500	-	-
	3,500	$5.10	22-Nov-18	Nil	-	-
	661	$5.30	25-Feb.-2019	Nil	-	-
	-	-	-	-	152	$760

NOTES:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2014, Cdn$5.00.

Incentive plan awards – value vested or earned during the year

The following table sets forth details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2014 for each Director and Executive of the Company:

	Option-based	Share-based	Non-equity incentive plan
	awards -	awards –	compensation – Value earned
Name	Value vested	Value vested	during the year($)
	during the	during the year
	year ($)	($)(1)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	Nil	18,054	N/A

Joseph Caprio (Director and Chair of the Compensation Committee and member of the Audit Committee)	Nil	14,021	N/A

James Topham (Director and Chair of the Audit Committee)	Nil	15,236	N/A

Shannon Susko (Director and member of the Compensation Committee)	Nil	7,225	N/A

Amiee Chan, (President and CEO)	Nil	47,675	N/A

Arthur Chin (CFO)	Nil	34,180	N/A

Ken Broom (General Manager of Sinclair Technologies)	Nil	N/A	N/A

Note:

(1)

Amounts in this column reflect share-based awards that were vested and released in 2014. All of the Cdn$ values were converted to U.S. dollars at the average rate for 2014 of Cdn$1.00 to US$0.9055. The number of RSUs vested and TSX Closing Prices were adjusted to reflect the 1 to 10 conversion of common shares on January 16, 2015 as described under Item 10B below.

			Closing Price on TSX
Name	RSUs vested	Vesting Date	on vesting dates
			(Cdn$)
			$
Fabio Doninelli	1,617	9-May-2014	5.20
Joe Caprio	1,102	9-May-2014	5.20
James Topham	1,360	9-May-2014	5.20
Amiee Chan	10,125	9-May-2014	5.20
Arthur Chin	7,259	9-May-2014	5.20
Fabio Doninelli	1,890	7-Nov-2014	6.10
Joe Caprio	1,599	7-Nov-2014	6.10
James Topham	1,599	7-Nov-2014	6.10
Shannon Susko	1,308	7-Nov-2014	6.10

7.	Major Shareholders and Related Party Transactions

A.	Major shareholders

The Company's authorized capital consists of unlimited number of common shares without par value, of which 58,316,532 common shares were issued and outstanding as at December 31, 2014.

Subsequent to December 31, 2014, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that result from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were being reduced to 5,831,658 common shares on a post-consolidated basis.

To the knowledge of the directors and senior officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company are as follows:

Name	Number of Common	Percentage of Common
	Shares (1)	Shares
Privet Fund Management LLC	856,366	14.68%

Note:

(1)

The information as to the Common Shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

B.	Related party transactions

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2014, 2013 and 2012, specifically note 22 “Related Party Transactions”.

C.	Interests of experts and counsel

Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3. Consolidated Statements and Other Financial Information

Reference is made under exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2014, 2013 and 2012 to this Form 20-F.

A4. – A6.

Not applicable

A7. Litigation

From time to time the Company may enter into legal proceedings relating to certain potential claims. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the

Company’s consolidated financial position. As at March 9, 2015, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

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

On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSE MKT. Norsat’s ticker symbol is “NSAT” and its shares ceased trading on the OTCBB concurrent with the listing of its shares on the NYSE MKT. The Company’s Common Shares also continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NII”.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. The table below reflects the 1 to 10 share consolidation.

The high and low share prices (in Canadian dollars) for the Company’s common shares on the Toronto Stock Exchange, the OTC Bulletin Board and NYSE MKT for a) the five most recent full financial years, b) the two most recent financial years by quarter and any subsequent full quarter, c) and the most recent six months are listed below:

			TSX		OTC BB		NYSE MKT
			(CDN. Dollars)		(U.S. Dollars)		(U.S Dollars)
			High	Low	High	Low	High	Low
a)	2014		6.40	4.70	5.50	4.10
	2013		6.10	4.20	10.10	4.10
	2012		5.50	3.50	5.50	3.50
	2011		9.60	4.40	9.50	4.30
	2010		8.40	5.00	8.00	4.20
b)	2014
	Fourth quarter		6.40	4.70	5.50	4.10
	Third quarter		5.40	4.80	5.00	4.40
	Second quarter		5.80	4.90	5.30	4.40
	First Quarter		6.10	4.80	5.30	4.40
	2013
	Fourth quarter		5.70	4.30	5.30	4.20
	Third quarter		5.30	4.20	5.10	4.10
	Second quarter		6.10	4.50	10.10	4.50
	First Quarter		5.80	5.00	5.90	5.00
c)	Last 6 Months
	February(1)	2015	6.90	5.59	4.81	4.60	5.55	4.80
	January	2015	5.00	5.85	4.52	4.28
	December	2014	5.30	4.70	5.20	4.40
	November	2014	6.40	5.00	5.40	4.50
	October	2014	5.90	5.10	5.20	4.50
	September	2014	5.20	4.80	4.80	4.40

Note:

(1)	February 2015 share prices on the OTC BB cover the period February 1 to 9, 2015 whereas the NYSE MKT prices reflect the remaining period from February 10 to February 27, 2015.

10.	Additional Information

A.	Share capital

Not applicable

B.	Memorandum and Articles of Association

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

Share Capital

The Company has an unlimited number of Common Stock authorized.

On January 16, 2015, the Company has undergone a share consolidation on the basis of ten pre-consolidation common shares for each one post consolidation common share. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that result from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding as at December 31, 2014 were reduced to 5,831,658 common shares on a post-consolidated basis. 5,831,658 common shares were outstanding at March 18, 2015.

This annual report on Form 20-F reflects the share capital consolidation on a retroactive basis. Hence, the number of common shares, options, restricted share units and price per share calculations reflect the impact of the share capital consolidation.

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

Meetings of Shareholders: Annual Meetings

The annual general meeting of our shareholders is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. Annual general meetings are required to be held once in every calendar year at a time, not being more than 15 months after the holding of the last preceding annual general meeting.

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

Copies of the most recent annual report, financial statements for the year ended December 31, 2014 and subsequent interim financial statements of the Company may be obtained, upon request, from the Chief Financial Officer of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

Reference is made under “Item 4C. Organization Structure”.

11.	Quantitative and Qualitative Disclosures About Market Risk

Reference is made under Exhibit 99.4 Audited Consolidated Financial Statements Years Ended and as at December 31, 2014, 2013 and 2012 attached to this Form 20-F, specifically Note 7 “Financial Instruments Risk”.

12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

13.	Defaults, Dividend Arrearages and Delinquencies

None.

14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

15.	Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and Chief Financial

Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2014.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2014, in accordance with the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2014.

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

Changes in Internal Controls over Financial Reporting

During 2014, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	[Reserved]

16A.	Audit Committee Financial Expert

Reference is made to “Item 6-C – Board Practices”. Norsat’s Board of Directors has determined that it has at least one audit committee financial expert serving on its Audit Committee. Mr. James Topham has been determined to be such audit committee financial expert. The Commission has indicated that the designation of Mr. Topham as an audit committee financial expert does not make Mr. Topham an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Topham that are greater than those imposed on members of the Audit Committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Mr. Topham is “independent” as that term is defined in the listing standards of the NYSE MKT. As a result, Mr. Topham serves as the chair of the audit committee of Norsat.

16B.	Code of Ethics

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer, in carrying out their responsibilities is posted on the Company web site at www.norsat.com under the heading Investors, Corporate Governance, Corporate Policies.

16C.	Principal Accountant Fees and Services

The following table sets forth fees paid or accrued in Canadian Dollars by the Company to Grant Thornton LLP in 2014, 2013 and 2012:

Period	Audit Fees	Audit Related Fees	All Other Fees	Total
	Cdn$	Cdn$	Cdn$	Cdn$
2014	191,220	146,186	-	337,406
2013	210,043	-	-	210,043
2012	221,812	-	-	221,812

Audit Fees are for services rendered for the audit of the annual consolidated financial statements and for the reviews of our quarterly financial statements.

Audit Related Fees in 2014 are for services rendered in connection with an acquisition pursued by the Company.

16D.	Exemptions from the listing standards for Audit Committees

Not applicable

16E.	Purchases of Equity Securities by the Issuer

During 2014, the Company purchased voting shares in the open market to settle awards to employees vesting under our Restricted Share Unit Plan. We purchased a total of 22,580 common shares at an average share price of Cdn$5.51, for approximately Cdn$124,484 ($112,720). The amount was recorded under treasury shares, reducing shareholders’ equity. These shares are held by a third party trustee to be released to participants at vesting of the RSUs.

	Total	Average Price	Total Number of	Maximum Number of
	Number of	Paid per Share	Shares Purchased	Shares that May Yet
Period	Shares		as Part of Publicly	Be Purchased Under
	Purchased		Announced Plans	the Plans or Programs
			or Programs
May 2014	21,430	Cdn$5.50	N/A	N/A
November 2014	1,150	Cdn$6.10	N/A	N/A

16F.	Change in Registrant’s Certifying Accountant

On March 3, 2015, the Company determined it will not propose Grant Thornton LLP (the “Former Auditor”) for reappointment as the auditor of the Company on the expiry of its term of office at the Annual General Meeting of Shareholders of the Company (or any adjournment thereof) to be held on May 6, 2015 (the “Meeting”). The Company will propose that the shareholders of the Company appoint at the Meeting PricewaterhouseCoopers LLP (“PwC”) as independent auditor of the Company.

The termination of the Former Auditor and the proposed appointment at the Meeting of PwC have been considered and recommended by the Audit Committee of the Company’s Board of Directors and approved by the Board of Directors of the Company on March 3, 2015.

The Former Auditor’s reports for the Company’s two most recently completed fiscal years, namely the fiscal years ending December 31, 2014 and December 31, 2013 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the Company’s consolidated financial statements for the years ended December 31, 2014 and 2013, there were no disagreements, resolved or not, with the Former Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreement(s), if not resolved to the satisfaction of the Former Auditor, would have caused them to make reference to the subject matter of the disagreement(s) in connection with its reports on the Company’s consolidated financial statements.

None of the reportable events described in Item 16F (a)(1)(v) (A) through (D) occurred within the Company’s fiscal years ended December 31, 2014 and 2013.

During the fiscal years ended December 31, 2014 and 2013, the Company did not consult with PwC regarding either:

(A)

any application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report or oral advise was provided to the Company that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or

(B)	any matter that was the subject of a disagreement as described in Item 16F(a)(1)(iv), or a reportable event as described in 16F(a)(1)(v).

Letter of Former Auditor:

In connection with requirements under Canadian law, the Company provided a form of notice to Former Auditor regarding the Audit Committee’s recommended change in auditor. A copy of the Company’s form of notice was furnished on March 10, 2015 on EDGAR as Exhibit 99.1on Form 6-K. In response, the Company received a letter from its Former Auditor acknowledging its agreement with the Company’s letter. A copy of the Former Auditor’s letter was filed as Exhibit 99.2 to the aforementioned Form 6-K.

Letter of Successor Auditor:

In connection with requirements under Canadian law, the Company provided a form of notice to PwC regarding the Audit Committee’s recommended change in auditor. A copy of the Company’s form of notice was furnished on March 10, 2015 on EDGAR as Exhibit 99.1 on Form 6-K. In

response, the Company received a letter from PwC acknowledging its agreement with the Company’s letter. A copy of the letter is filed as Exhibit 99.3 to the aforementioned Form 6-K.

16G.	Corporate Governance

The Company does not have any significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the United States following SEC listing standards.

16H.	Mine Safety Disclosure

Not applicable.

PART III

17.	Financial Statements

Not applicable.

18.	Financial Statements

Not applicable.

19.	Exhibits

Exhibit No	Description	Form	Filing Date	Film No	Exhibit	Filed as exhibits to this Form 20-F
1.1	Articles of Incorporation	6K	June 30, 2011	11941737	99.1
1.2	Notice of Change of Articles	6K	June 30, 2011	11941737	99.2
4.1	Share Purchase Agreement dated January 18, 2011 for the acquisition of Sinclair Technologies Holdings Inc.	6K	February 3, 2011	11570932
4.2	Letter on Change in Registrant’s Certifying Accountant	6K	April 13, 2010	10746721	99.2
5.1	Change of Auditor Notice	6K	March 10, 2015	15686751	99.1
5.2	Letter from Former Auditor-Grant Thornton LLP	6K	March 10, 2015	15686751	99.2
5.3	Letter from Successor Auditor – PricewaterhouseCoopers LLP	6K	March 10, 2015	15686751	99.3
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, CEO and CFO					X
99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X
99.3	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CFO					X
99.4	Audited Consolidated Financial Statements Years Ended December 31, 2014, 2013, and 2012					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Norsat International Inc.

(Registrant)

“Arthur Chin”

Date:	March 18, 2015	Arthur Chin, Chief Financial Officer