Form 20-F
period 2015-12-31
Norsat International Inc.
filed 2016-03-18
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)
[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31st, 2015

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

Common Shares
Title of Class

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 5,831,658 common shares.

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ X ]

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

Table Of Contents

PART I		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	20
C.	ORGANIZATIONAL STRUCTURE	25
D.	PROPERTY AND EQUIPMENT	26
4A.	UNRESOLVED STAFF COMMENTS	26
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
A.	OPERATING RESULTS	26
B.	LIQUIDITY AND CAPITAL RESOURCES	53
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	57
D.	TREND INFORMATION	58
E.	OFF-BALANCE SHEET ARRANGEMENTS	59
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	60
G.	SAFE HARBOR	60
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A.	DIRECTORS AND SENIOR MANAGEMENT	60
B.	COMPENSATION	63
C.	BOARD PRACTICES	66
D.	EMPLOYEES	73
E.	SHARE OWNERSHIP	73
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	77
A.	MAJOR SHAREHOLDERS	77
B.	RELATED PARTY TRANSACTIONS	78
C.	INTERESTS OF EXPERTS AND COUNSEL	78
8.	FINANCIAL INFORMATION	78
A1 – A3.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION	78
B.	SIGNIFICANT CHANGES	79
9.	THE OFFER AND LISTING	79
10.	ADDITIONAL INFORMATION	80
A.	SHARE CAPITAL	80
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	80
C.	MATERIAL CONTRACTS	83
D.	EXCHANGE CONTROLS	83
E.	TAXATION	84
F.	DIVIDENDS AND PAYING AGENTS	88
G.	STATEMENT BY EXPERTS	88

H.	DOCUMENTS ON DISPLAY	88
I.	SUBSIDIARY INFORMATION	89
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	89
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	89
PART II		89
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	89
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	89
15.	CONTROLS AND PROCEDURES	89
16.	[RESERVED]	90
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	90
16B.	CODE OF ETHICS	90
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	90
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	91
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	91
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	92
16G.	CORPORATE GOVERNANCE	92
16H.	MINE SAFETY DISCLOSURE	92
PART III		92
17.	FINANCIAL STATEMENTS	92
18.	FINANCIAL STATEMENTS	92
19.	EXHIBITS	93

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

All dollar amounts presented in the Annual Report on Form 20-F is presented in United States dollars unless otherwise indicated. Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

Unless we indicate otherwise, all information in this Annual Report is stated as of March 18, 2016, the date as of which we prepared information for our annual report to shareholders.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, “Norsat”, or “we”) for the last five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011 which have been extracted from the Company’s audited consolidated financial statements and related notes and should be read in conjunction with such financial statements. The table should be read together with "Item 5 - Operating and Financial Review and Prospects."

The audited consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are referenced under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and filed as Exhibit 6.1.

Our consolidated financial statements for fiscal years 2011 through 2015 are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. All references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars. The following table sets forth, for each period indicated, exchange rates Canadian dollar expressed in U.S. dollars:

US$ to Cdn$	2015	2014	2013	2012	2011
December 31	0.7225	0.8620	0.9402	1.0051	0.9833
Annual average	0.7832	0.9055	0.9711	1.0008	1.0144

Table 1: Selected Financial Information

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common shares outstanding are reflected on a post-consolidated basis. For further information please see Item 10B.

Income Statement Data	Year ended December 31,
(‘000, except per share amounts)	2015	2014	2013	2012	2011
	$	$	$	$	$
Sales	36,100	36,179	36,418	42,429	37,792
Earnings before income taxes	4,769	3,701	2,976	2,553	1,761
Current income tax (recovery)/ expense	(66)	(214)	270	782	811
Deferred income tax (recovery)/ expense	(3,815)	(279)	(1,001)	(3,283)	479
Earnings from continuing operations	8,650	4,195	3,707	5,054	471
Earnings/(loss) from discontinued operations	-	-	-	81	(60)
Net earnings for the year	8,650	4,195	3,707	5,135	411
Earnings from continuing operations and net earnings per share – basic and diluted	1.50	0.73	0.64	0.87	0.81

	#	#	#	#	#
Number of shares after share consolidation(2)	5,832	5,832	5,832	5,832	5,832
Weighted average number of shares – basic	5,758	5,758	5,780	5,815	5,805
Weighted average number of shares – diluted	5,778	5,761	5,782	5,815	5,817
Dividends per share	-	-	-	-	-

Balance Sheet Data	As at December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
Cash and cash equivalents	4,586	5,514	3,273	5,054	4,193
Total assets	41,509	38,863	36,675	38,518	37,639
Net assets	35,947	28,984	26,424	24,234	18,678
Acquisition loan	-	2,371	4,413	6,953	9,650
Promissory note payable – Current and non-current	-	-	-	693	597
Issued capital	39,851	39,851	39,851	39,851	39,851

Other Financial Data	Year ended December 31,
	2015	2014	2013	2012	2011
	$	$	$	$	$
EBITDA(1)	6,085	5,091	4,613	4,646	3,759
Adjusted EBITDA(1)	5,254	4,685	5,120	4,815	4,209

Note:
(1)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” under the heading “Item 5 - Operating and Financial Review and Prospects”. The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

Year ended December 31	2015	2014	2013	2012	2011
(‘000)
	$	$	$	$	$
Net earnings	8,650	4,195	3,707	5,135	411
Interest expense	21	115	236	536	533
Depreciation and amortization	1,296	1,275	1,401	1,476	1,525
Tax (recovery)/expense	(3,882)	(494)	(731)	(2,501)	1,290
EBITDA	6,085	5,091	4,613	4,646	3,759
Loss/(gain) on foreign exchange	(793)	(586)	(888)	250	(100)
(Earnings)/loss from discontinued operations	-	-	-	(81)	60
Other income	(38)	-	-	-	-
Acquisition costs	-	180	131	-	490
Write-down of inventory	-	-	1,264	-	-
Adjusted EBITDA	5,254	4,685	5,120	4,815	4,209

(2)	The number of common shares was adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described under Item 10B below.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

The Company recognizes the threats posed by operating in an uncertain global economic environment. The uncertain global economy and financial markets continue to limit overall visibility to end markets. This uncertainty may continue to impact our industry, resulting in lower demand for some of the products we manufacture and limiting end-market visibility for our customers. This environment can pose significant risk to our business by impacting demand for our customers’ products, the financial condition of our customers or suppliers, as well as the level of customer satisfaction. A deterioration in economic environment may accelerate the effect of the various risk factors described in this Annual Report, as well as result in other unforeseen events that will impact our business and financial condition.

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. Also, the Company must identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced; additional judgment will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to the Company’s success. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, the Company may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the SADI program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership.

The Company has customer concentration. A significant portion of the Company’s revenues have been recognized from a customer. A decline in revenue from the customer on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

For the year ended December 31, 2015, one customer of the Sinclair Technologies operating segment represented 10% of the Company’s consolidated revenue (2014 – 11%, 2013 – 14%, 2012 – 11%, 2011 - Nil).

While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the government sector. The Company expects that a majority of the Satellite Communications revenues will continue to be dependent on sales to a small number of customers. The Company also expects that customers will vary from period-to-period as existing customers are under no obligation to continue buying from Norsat.

The Company cannot be sure that it will be able to compete effectively with its current competitors. The Company’s markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with the Company. Some of these competitors are large, established companies which have significantly greater resources than we do.

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

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships. While the Company currently holds four patents (US Patents# 6931245; 7218289; 8200150; 8125400) and has applied for patent protection on certain other parts of its technology, it relies primarily on trade secrets and does not have adequate trademark and patent protection on all of its technology. The Company also enters into confidentiality, and non-compete agreements with its employees and limits the access to and distribution of the product design documentation and other proprietary information. The Company cannot be sure that these efforts will deter misappropriation or prevent an unauthorized third party, including former associates and former employees, from obtaining or using information, which it deems to be proprietary. Although the Company believes that its technology does not currently infringe upon patents or trademarks held by others, it cannot be sure that such infringements do not exist or will not exist in the future, particularly as the number of products and competitors in its industry segment grows.

If the Company experiences rapid growth and does not manage it effectively, profitability may be affected. If our technologies and products achieve widespread acceptance, the Company may experience rapid growth. This growth may require the Company to hire more employees, recruit additional management, improve its financial control systems, and expand and manage the technical, sales and support service operations. The Company will need increased revenues and additional funding to operate these increased activities. If the Company does not manage its growth effectively, its profitability may be impacted.

The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements. The Company’s success depends on the skills, experience and performance of the senior management and other key personnel. While it offers competitive compensation packages and stock options to attract key employees, the Company does not carry key person insurance on these employees. Highly skilled technical employees and management in the communications industry are in demand and the market for such persons is highly competitive. The Company cannot be sure that it will be able to retain these employees or hire replacements. If the Company does not successfully retain the key personnel or hire and train replacements, it will be unable to develop the new products and technologies necessary to compete in its markets or to effectively manage its business.

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

The Company may encounter difficulties completing or integrating our acquisitions which could adversely affect its operating results. The Company expects to expand its presence in new end-markets or expand its capabilities, some of which may occur through acquisitions. These transactions may involve acquisitions of entire companies and/or acquisitions of selected assets of companies. Potential difficulties related to our acquisitions include:

  integrating acquired operations, systems and businesses;

  retaining customer, supplier, employee or other business relationships of acquired operations;

  addressing unforeseen liabilities of acquired businesses;

  limited experience with new technologies; and

  not achieving anticipated business volumes.

Any of these factors could prevent the Company from realizing the anticipated benefits of an acquisition, including additional revenue, operational synergies and economies of scale. The Company’s failure to realize the anticipated benefits of acquisitions could adversely affect its business and operating results. The Company’s acquisition of Sinclair Technologies Holdings Inc. in 2011 has resulted in the recording of a significant amount of goodwill and intangible assets at the time of acquisition. The Company’s failure to support the carrying value of goodwill and intangible assets in periods subsequent to the acquisitions could require write-downs that adversely affect our financial results.

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

The Company may be subject to product liability claims, which are not fully covered by insurance. The manufacture, sale and marketing of our products expose us to the risk of product liability claims. Given the complex nature of our products, the products may contain undetected errors or performance problems may arise. Although the Company’s products undergo testing prior to release into the market, it is possible that such products may yet still contain errors and performance problems, which are discovered only after commercial introduction. If these defects and errors are discovered after shipment, they could result in a loss of sales revenues, delay in market acceptance, product returns, warranty claims and the loss of a potential market. In addition, components and other products manufactured and distributed by others, which are incorporated into the Company’s products, may also contain such defects and errors, which could substantially reduce the performance of the products. The Company is also at risk of exposure to potential product liability claims from distributors and end-users for damages resulting from defects in products that it distributes. Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. The Company cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms. If these claims are not fully covered by the Company’s product liability insurance, they could severely and negatively impact the business liability insurance coverage and the available cash resources. A product liability claim, even one without merit or for which the Company has substantial coverage, could result in significant legal defense costs, thereby increasing the expenses, lowering the earnings and, depending on revenues, potentially resulting in additional losses.

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

Long sales and implementation cycles for the Company’s products may adversely affect its operating results. The Company’s customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after the first contact with a customer before a sale may actually be completed. The Company may invest significant sales and other resources in a potential customer that may not generate revenue for a substantial period of time, if at all. Long sales and implementation cycles may affect the size or timing of the order or even cause it to be cancelled. For example, purchasing decisions may be postponed, or large purchases reduced, during periods of economic uncertainty; the Company or its competitors may announce or introduce new products; or the customer’s own budget and purchasing needs may change. In addition, long sales and implementation cycles may impact the margins that the Company earns on its products. It may cost the Company more to produce its products by the time the purchasing decision is made due to increased supply costs or currency fluctuations. If these events were to occur, sales of the Company’s products may be cancelled or delayed, which would reduce its revenue.

Mergers or other strategic transactions by competitors could weaken the Company’s competitive position or reduce its revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen co-operative relationships with existing or prospective clients, thereby limiting our ability to promote its products and services. Disruptions in the Company’s business caused by these events could reduce its competitiveness and ultimately its revenue.

If the Company’s suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture the Company’s products would be harmed and the business would suffer. The Company relies on third-party suppliers to provide components and product subassemblies. A supplier’s failure to supply components or product subassemblies in a timely manner, or failure to supply components or product subassemblies that meet the Company’s quality, quantity or cost requirements, or its inability to obtain substitute sources of these components or product subassemblies in a timely manner or on terms acceptable to the Company, could adversely affect its ability to manufacture or source products. The Company may experience delays in the manufacture or sourcing of products and the business and financial results would suffer if we fail to identify alternate suppliers, or if our supply is interrupted or reduced or if there is a significant increase in cost.

The Company’s level of indebtedness and failure to comply with its indebtedness arrangements may adversely affect its business and operations. The Company relies on the availability of indebtedness arrangements with its lenders. The arrangements contain restrictive covenants that limit the Company’s discretion with respect to certain business matters. These covenants place significant restrictions on the Company’s ability to pledge or create liens or other encumbrances on its assets. These financial covenants require the Company to meet certain financial ratios and financial condition tests. If the lender was to demand or cancel these facilities, there can be no assurance that the Company’s assets would be sufficient to repay in full the indebtedness. It is possible that the Company will not have sufficient funds at the time to fund its operations. In addition, there can be no assurance that future borrowings or equity financing will be available to the Company or available on acceptable terms, in an amount sufficient to meet its repayment obligations. In the event that the lending arrangements cannot be refinanced, or if they can only be refinanced on terms that are less favorable than the current terms, the Company’s business and operations may be adversely affected.

The Company is subject to the risk of increased income taxes and our ability to successfully defend tax audits could adversely affect our financial condition and financial results. The Company conducts business operations in a number of countries. The Company develops its tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which the Company has assets or conducts business, all of which are subject to change or differing interpretations, possibly with retroactive effect. In addition, certain of our subsidiaries provide financing, products and services to, and may from time-to-time undertake certain significant transactions with, other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which the Company operates have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

The Company is subject to tax audits and reviews by local tax authorities of historical information and our contemporaneous documentation which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on the Company’s future earnings and future cash flows.

Any failure to successfully manage the Company’s international operations would have a material adverse effect on its financial condition and operating results. The Company has operations in a number of countries, including Canada, United States, United Kingdom and Switzerland. International operations are subject to inherent risks which may adversely affect us, including:

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has unlimited number of Common Stock authorized, of which 5,831,658 were outstanding on a post-consolidated basis at March 18, 2016. See Item 10B below for more information. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

The current financial market volatility can result in wide fluctuations in the market price of the Company’s stock. Although the Company has reported profitability in all four quarters of 2015, 2014, 2013 and 2012, the third quarter of 2011 and in 17 consecutive quarters starting from the fourth quarter of 2006, we have also reported losses in the first, second and fourth quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of our stock. The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s sales are denominated in U.S. dollars, Canadian dollars and Great British pounds (GBP). While the Company expects its revenues and expenses will continue to be denominated primarily in U.S. dollars, a portion of its revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is U.S. dollars, the Company could experience and has experienced the risks of fluctuating currencies. A weaker Canadian dollar decreases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 9% (2014 – 5%) strengthening/(weakening) in the US$ against the Cdn$ would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $38,000 (2014 - $65,000).

An 8% (2014 – 6%) strengthening (weakening) in the US$ against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $19,000 (2014 - $22,000).

For further information, please refer to note 7 Financial Instruments Risk under the heading “Currency Risk” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013, filed as Exhibit 6.1 to this annual report on Form 20-F.

RISKS ASSOCIATED WITH INTEREST RATES

Borrowings under the Company’s credit facilities bear interest at prime rate plus a margin. If the Company borrows under the credit facilities, it is exposed to interest rate risks due to fluctuations in these rates. A 1% increase in these rates would increase interest expense by approximately $35,000 annually, assuming the Company borrows a maximum of $3.5 million under our credit facilities.

In addition, borrowings under the Company’s acquisition loan bear interest at LIBOR plus a margin. For the year ended December 31, 2015, the company has fully repaid its loan balance. For further information, please refer to note 7 Financial Instruments Risk under the heading “Interest rate risk” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2015, 2014 and 2013, filed as Exhibit 6.1 to this annual report on Form 20-F.

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

  The Company’s principal business is located at the following address:

110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

Telephone: 604-821-2800
Fax: 604-821-2801
Email: investor@norsat.com
www.norsat.com

  The principal business events in Norsat’s 33 year history are presented below in in chronological order:

1982	The Company developed the first commercial-grade satellite receivers.

1983	In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange. The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker (LNB) compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

1985	The Company introduced synthesized receivers (JR Series) that enabled internal melding of phase and frequency for a very high degree of accuracy; these receivers gained significant traction with private networks.

1987	The Company became a leading provider of Ku band private networks for business television and won a landmark deal to supply GTE Spacenet. The Company also introduced the Microsat, an IBM PC compatible satellite communications expansion card for broadcast data networks, with optional audio/video capability. The Company later applied for a patent on key elements of this technology; the patent was eventually awarded in 1991.

1988	The Company introduced external reference receivers that provided a stable reference source, by minimizing temperature drift, for very low data rate applications. It also introduced a broadcast satellite data multiplexing network control system and a satellite delivered personal computer bulletin board service.

1989	In September 1989, the Company changed its name to NII Norsat International, Inc.

1990	In August 1990, the Company’s shares of common stock commenced trading on TSX.

1991	The Company was issued United States Patent No. 5,019,910 entitled “Apparatus for Adapting Computer for Satellite Communications.”

1992	The Company introduced C-band and Ku-band receivers with noise figures of less than 1.5 dB.

1993	The Company introduced the first digital LNB optimized for low data rate applications.

1994	The Company introduced the Microsat 150 Multimedia PC receiver that enabled a personal computer or laptop to capture real time satellite video, listen to and edit directly from the computer keyboard selections of audio programs, and monitor real time data broadcasts.

1995	The European Space Agency extended a grant to the Company to develop portable terminals.

1996	The Company introduced video scrambling technology (N-Code II) for cable distribution networks so authorized cable subscribers may receive telecasts.

1997	The Federal Court of Appeal ruled that the use of U.S. based DTH systems in Canada contravened the Radio communication Act. Aurora Distributing, a division of Diamond Pacific Inc., the Company’s consumer products subsidiary, withdrew from the U.S. based DTH receiving market after Norsat settled a lawsuit in which it was a distributor for those systems.

1998	The Company acquired IMT Comsys, a private company and originally the Satellite Communications Division of MPR Teltech. IMT Comsys’ products included Ka-band VSATs, solid state power amplifiers LNB downconverters. The acquiree also had development contracts with the European and Canadian Space Agencies for Ka-band subscriber terminals.

The Company’s U.S. Subsidiary, Diamond Pacific, was named the Master Systems Operator by the U.S. Satellite Broadcasting Company, a major supplier of premium movie channels, to support its Multiple Dwelling Unit (MDU) market.

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

In August, the Company formally exited the consumer satellite DBS market. The Company discontinued the operations of Norsat America, a distribution business geared towards consumer-oriented, Direct Broadcasting Systems.

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

2002	The Company built on its portable terminal experience by introducing a commercial grade flyaway terminal for news gathering organizations. It sold its first NewsLink system to CBS News.

2003	The OmniLink family of portable satellite terminals which included the NewsLink and SecureLink systems were launched, providing rapidly deployable broadband satellite data and video connectivity for a wide range of applications.

2004	The Company became a key supplier of news-gathering equipment to the U.S. Army.

2005

The Company launched the GLOBETrekkerTM , a backpack able satellite terminal initially capable of transmitting and receiving IP-based video and data content.

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

In September 2006, the Company relocated its international headquarters to Richmond, British Columbia.

2007

The Company launched a line of Low Noise Amplifiers, the GLOBETrekkerTM X-band and the Rapid Application Development Environment variant of the
GlobeTrekkerTM , which included an environmentally-controlled baseband enclosure that was compatible with most commercial and specialized modems.

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

The Company received a repayable contribution from Government of Canada to assist in research and development activities. The funding program was made through the Ministry of Industry’s Strategic and Aerospace Defence Initiative (“SADI”). The total contribution will be a maximum of Cdn$5.97 million through to the year 2011. The contract was subsequently extended to December 31, 2012.

In September 2008, the Company was awarded a $5.5 million contract from the U.S. Department of Defence for the delivery of portable satellite systems.

2009	The Company was awarded a contract to manage a Vessel Monitoring System (“VMS”) in Europe.

2010

The Company was awarded a $1.7 million contract with a European military.

The Company was named one of BC Business Top 100 companies.

The Company was awarded $4.2 million in contract orders with U.S. government organizations.

2011

On January 21, 2011 Norsat acquired Sinclair Technologies Holdings Inc. (“STHI”) for $18.5 million.

Norsat obtained a $12 million loan in connection with the acquisition of STHI.

The Company’s Satellite Solutions segment was awarded a Cdn$3.5 million sales contract to provide satellite-based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia (“FNESS”).

Our Satellite Solutions’ segment released a High Definition-capable version of our GLOBETrekkerTM system.

The Company’s Satellite Solutions segment was awarded a new satellite-based communication equipment and services program valued at $1.3 million from the NATO Consultation, Command and Control Agency (“NATO”).

2012

Norsat launched a Satellite Locator application for iPhone and Android phones that enabled users to locate geostationary satellites, assessed obstructions and point satellite ground terminals.

The Company’s legal structure was reorganized such that all the assets and liabilities of Sinclair Technologies Inc. (“STI”), a wholly owned subsidiary of STHI, were transferred to STHI. Immediately afterwards all the assets and liabilities of STHI were transferred to Norsat International Inc. (“Norsat”). As of June 29, 2012, STI and STHI were dissolved under the Business Corporation Act (Ontario) and hence, ceased to exist as legal entities. “Sinclair Technologies” continues to operate as a division of Norsat.

The Company divested its Italian subsidiary that operated the Company’s vessel monitoring unit for cash consideration of Euro $70,000 ($85,764). The vessel monitoring unit formed part of the Company’s Maritime segment. Subsequent to the sale, we began reporting other Maritime Solutions revenue under our Satellite Communications segment.

Norsat won a BC Export Awards for Advancing Technology and Innovation for export success and leadership.

In 2012, the Company was issued United States Patent No.8200150 entitled “Automatic Satellite Acquisition System for Portable Satellite Terminal” and United States Patent No.8125400 entitled “Compact Antenna Feed Assembly and Support Arm with Integrated Waveguide.”

2013

The Company received a second repayable contribution from Government of Canada to assist in research and development activities. The funding program was made through the Ministry of Industry’s Strategic and Aerospace Defense Initiative (“SADI”). The total contribution will be a maximum of Cdn$13.3 million through to the year 2017.

The Company acquired certain business assets and assumed certain liabilities of CVG, Incorporated (“CVG”), a U.S.-based satellite communication business for $0.5 million. The acquired assets included new products and associated intellectual property (“IP”) that aligned with the Company’s existing product roadmap and allowed the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and microsatellite terminals (terminals with antenna sizes below 1 metre).

The Company’s legal structure was reorganized on December 31, 2013 such that its wholly owned subsidiaries of Norsat, Norsat International (America), Inc. (“Norsat U.S.”), a Virginia corporation, and Sinclair Technologies, Inc. (“Sinclair U.S.”), a New York corporation, were merged. Sinclair U.S. was merged into Norsat U.S., which was the surviving corporation in the merger under the Virginia Stock Corporation Act and the New York Business Corporation Law.

2014	The Company launched a number of new products including the ATOM series of Ku-band BUCs and SSPAs, and the 700 – 800 MhZ TXC Series of Ceramic

Combiners. The ATOM series of BUCs and SSPAs were the most compact, lightweight, and energy efficient transmitters available in the market. The TXC Series Combiners feature improved performance and were designed to allow a number of transmitters to share a single antenna.

As of December 31, 2014, the acquisition loan balance had been paid down to $2.4 million.

2015

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares.

On February 10, 2015, the Company’s shares of common stock commenced trading on the NYSE MKT. Norsat’s ticker symbol is “NSAT” and its shares ceased trading on the OTC Bulletin Board (“OTCBB”) concurrent with the listing of its shares on the NYSE MKT. The Company’s common shares also continue to trade on the TSX under the symbol “NII”.

In Q2 2015, the Company fully repaid the acquisition loan balance. The Company launched several new products including a new, customized version of the SM2600D which is a low profile, multi-band, multi-port antenna platform ideally suited for the transportation market. The Company also launched the new compact ATOM 25 Watt Ku-band BUCs and SSPAs. The ATOM series of BUCs and SSPAs are the most compact, lightweight, and energy efficient transmitters available in the market.

During Q4, 2015, the Company was awarded a $2.7 million contract from a major U.S. military contractor for its Ku-Band and Wideband Global SATCOM (“WGS”)-certified X-Band marine VSAT terminals. This demonstrated that the Company’s continuous investment in research and development (R&D) has yielded innovations that enabled its off-the-shelf terminals to be easily customized for both military and commercial markets worldwide.

  Capital Expenditures

During 2015, the Company made purchases of property and equipment in the amount of $0.2 million (2014 - $0.6 million, 2013 - $0.6 million) primarily relating to the purchase of equipment for product development and test equipment and operations. There are currently no major capital projects or divestitures in progress.

B.	Business overview

1. Norsat Business and Principal Activities

Norsat is a leading provider of innovative communication solutions used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search and rescue operators and others. Our solutions enable the transmission of data, audio and video for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions.

Our common shares are traded on the TSX under the ticker symbol ‘NII’ and on the NYSE MKT under the ticker symbol ‘NSAT’. See Item 10B below with respect to Norsat’s common shares commencing trading on the NYSE MKT and ceasing trading on the OTCBB concurrently on February 10, 2015.

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

(‘000)	Year ended December 31,
	2015	2014	2013	2012
	$	$	$	$
Canada	4,129	5,224	6,203	7,569
United States	20,136	21,875	21,731	24,333
Europe and other	11,835	9,080	8,484	10,527
Total	36,100	36,179	36,418	42,429

Customer concentration

For the year ended December 31, 2015, one customer of the Sinclair Technologies operating segment represented 10% of the Company’s consolidated revenue (2014 - 11%, 2013 - 14%).

Business Segments

Our business currently operates primarily through two business segments: Sinclair Technologies and Satellite Communications.

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

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Our family of collinear omni-

directional antenna has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

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

Radio Frequency Based Communications - Market Profile

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Land Mobile Radio industry and specifically by the following industry segments:

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

  Mobile radio, public safety, aviation and heavy transport industries; and

  Original equipment manufacturers (OEMs).

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Competition

The primary competition for antenna and filter products are PCTEL Inc. (NASDAQ:PCTI) Tel. Kathrein – Werke KG, Laird PLC (LSE: LRD.L), Bird Technologies Group, EMR Corporation, Axell Wireless, RFI Corporation, COMPROD., dbSpectra and Radio Frequency Systems (RFS).

(b) Satellite Communications Business Segment

Our Satellite Communications segment provides two broad categories of products: satellite terminals and microwave components.

Our Satellite Solutions segment provides a comprehensive portfolio of fly-away satellite terminals and software interfaces designed for easy portability and reliable connectivity in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent.

In addition it designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, SSPAs and other microwave components.

Satellite Terminals

Our portfolio of portable satellite systems includes:

The upgraded Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekkerTM now includes a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker™ is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. Easily assembled in a matter of minutes, the ROVER™ is ideal for the rapid deployments of military and other highly mobile operations. The ROVER™ is easily capable of data transfer rates in excess of 12 Mbps, yet is still compact enough to fit into a single backpack.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments, yet portable enough for mobile operations. SigmaLink™ is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat’s GLOBETrekker™, Rover™ and SigmaLink™ fly-away terminals offer superior ease of use, ruggedness, and portability compared to competitive offerings. All systems are shipped with LinkControl software, the industry’s most intuitive and powerful suite of satellite pointing tools. LinkControl seamlessly integrates the various hardware components, automates the process of satellite acquisition, and enables users to pre-configure settings for rapid field deployments.

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

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for military, fisheries, Oil & Gas and other commercial applications.

In 2015, Norsat announced the launch of the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave Products

Our portfolio of microwave components includes:

LNB Down Converters, are required by every satellite antenna (or “dish”) irrespective of aperture or location. The LNB Down Converter is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. Reliability is critical for these products as they are used in remote areas around the world.

Satellite transmitters or BUCs convert electrical signals into microwave signals that can be transmitted to an orbiting satellite. A BUC is required to transmit to a satellite for applications such as news gathering, broadband internet access, and broadcasting.

Norsat’s product offering includes the new ATOM Series BUCs. These BUCs are amongst the smallest, lightest and most energy efficient transmitters available on the market today. The high efficiency ATOM reduces power consumption significantly; delivering overall cost savings over the lifetime of the device.

Norsat is a market leader in microwave products. Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation. We believe that we have the largest market share of any of our competitors in the commercial LNB space.

Satellite–based Communications - Market Profile

Norsat’s satellite-based communications business includes satellite terminals and microwave components. These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are stationary. These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

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

Competition

For satellite terminals, the Company faces competition from General Dynamics Corp. (NYSE: GD), C3ISR, a segment of L-3 Communications Holdings Inc. (NYSE: LLL), TeleCommunication Systems Inc. (NASDAQ: TSYS), Globecomm Systems Inc. (NASDAQ: GCOM) and Ultra electronics, Gigasat, a segment of Ultra electronics Holdings PLC (LSE: ULE). From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins (NYSE: COL). At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Airbus Group (Euronext: EAD), Lockheed Martin (NYSE: LMT) and Raytheon Company (NYSE: RTN).

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

For microwave products, the primary competition for this business unit comes from New Japan Radio Co, Ltd (Tokyo Stock Exchange: 6911) and to a lesser extent from the Company’s own suppliers. The Company also faces competition in the BUCs market from Wavestream, a subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT).

2. Marketing

The Company sells most of its microwave components and portable satellite, other than those bound for the U.S. government, through resellers. Almost all of the portable satellite systems sold to the U.S. government have been through the Company’s direct sales force.

Norsat also sells antenna and radio frequency conditioning products to approximately 1,800 distinct customers. The Company markets these products in North America through a direct sales force, OEMs, distributors and manufacturer representatives. In Europe, Middle East and Africa, the Company’s products are sold through a direct sales force, OEMs, and system integrators. The Company will continue to use these sales channels and pursue opportunities to cross-sell these products to customers within all of the Company’s divisions.

The Company’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications tend to place significant value in the quality of Norsat products and the after-sales support infrastructure.

3. Research and Development

R&D activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent 8% of its annual revenues excluding any government contributions and allocated 16% of its staff towards R&D activities.

4. Intellectual Property

The Company relies on patent, trademark, trade secret and copyright laws to protect our proprietary technology and to protect us against claims from others. The Company believes it has direct intellectual property rights covering substantially all of its material technologies. However, there can be no assurance that claims of infringement will not be asserted against the Company or against its customers in connection with their use of its systems and products, nor can there be any assurance as to the outcome of any such claims, given the technological complexity of the Company’s systems and products.

The Company has renewed interest in employing patent protection due to competition in its markets. The Company has a patent portfolio of four patents. The Company does not believe that any single patent is material to its business as a whole.

C.	Organizational structure

The Company conducts its business through Norsat International Inc., the holding and principal operating company, and the following four wholly-owned subsidiaries as at December 31, 2015:

  Norsat International (America), Inc., incorporated and located in Richmond, VA, United States of America;

  Norsat International (UK) Ltd., incorporated and located in Lincolnshire, England

  Norsat S.A., incorporated in Lausanne, Switzerland

  Sinclair Technologies Ltd., registered and located in Somersham, United Kingdom

The mandate of Norsat International (America), Inc. is to market, distribute and support sales of satellite systems, antennas and radio frequency conditioning products into the U.S. markets. It also provides sales and marketing services.

Norsat International (UK) Ltd. is a former distributer of microwave component products in the Europe Middle East and Africa regions.

Norsat S.A. is a former distributer of satellite systems.

The mandate of Sinclair Technologies Ltd. is to market and support sales of antennas and radio frequency conditioning products into the Europe Middle East and Africa regions. It also provides sales and marketing services.

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

The Company has leased premises in Aurora, Ontario, Canada. The lease is for approximately 45,246 square feet of space. This location houses the antenna and radio frequency conditioning product sales office, engineering and production department. It also includes warehouse space.

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

The following information should be read in conjunction with the Company’s 2015 consolidated financial statements and related notes included therein, which are prepared in accordance with IFRS as issued by the IASB. All amounts following are expressed in U.S. dollars except when otherwise indicated.

The Company currently generates revenue from two business segments, Sinclair Technologies and Satellite Communications, as described herein. The Company’s annual and quarterly operating results are primarily affected by the level of its sales and costs of operations over these two business segments. Economic factors such as market prices of similar products and worldwide political environment may also play an important role to affect the Company’s operating performance and volatility of its share price. To management’s knowledge, there are no known economic, political fluctuations, and inflation that have materially affected the Company’s operations.

Summary of 2015

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2015 and the results of operations, comprehensive income and cash flows for the year ended December 31, 2015.

The following table shows certain key operating results, financial information and other financial data for the years indicated:

(‘000, except per share amounts)	Year ended December 31,
	2015	2014	2013
	$	$	$
Sales	36,100	36,179	36,418
Earnings before income taxes	4,769	3,701	2,976
Current income tax (recovery)/expense	(66)	(214)	270
Deferred income tax recovery	(3,815)	(279)	(1,001)
Net earnings	8,650	4,195	3,707
Earnings from continuing operations and net earnings per share – basic and diluted(1)	1.50	0.73	0.64
EBITDA(2)	6,085	5,091	4,613
Adjusted EBITDA(2)	5,254	4,685	5,120
Weighted average common shares outstanding - basic(1)	5,758	5,758	5,780
Weighted average common shares outstanding - diluted(1)	5,778	5,761	5,782

	As at December 31
	2015	2014	2013
	$	$	$
Total assets	41,509	38,863	36,675
Acquisition loan	-	2,371	4,413
Issued capital	39,851	39,851	39,851
Shareholders’ equity	35,947	28,984	26,424

Note:
(1)	On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common share outstanding are reflected on a post-consolidated basis. For further information please see Item 10B below.

(2)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

On April 16, 2013, we acquired certain business assets and assumed certain liabilities of CVG for cash consideration of $0.5 million. We included CVG’s sales of $1.5 million in our 2013 sales results.

The following table shows quarterly unaudited financial data for the periods indicated:

(‘000, except per share amounts)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2015	$	$	$	$
Sales	8,410	8,950	9,279	9,461
Net earnings for the period	560	674	1,474	5,942
Net earnings per share from
continuing operations – basic and diluted (1)	0.10	0.12	0.26	1.03
EBITDA(2)	769	1,144	1,727	2,445
Adjusted EBITDA(2)	947	1,156	1,687	1,465

	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,766	5,759	5,748	5,759
Weighted average common shares outstanding - diluted(1)	5,789	5,783	5,770	5,775

2014	$	$	$	$
Sales	9,118	9,584	8,107	9,371
Net earnings for the period	2,177	1,000	968	51
Net earnings per share from continuing operations – basic and diluted (1)	0.38	0.17	0.17	0.01
EBITDA(2)	2,459	1,052	1,200	380
Adjusted EBITDA(2)	1,592	1,334	1,017	742

	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,767	5,766	5,761	5,764
Weighted average common shares outstanding - diluted(1)	5,771	5,770	5,763	5,770

2013	$	$	$	$
Sales	8,354	8,598	8,788	10,678
Net earnings for the period	412	914	683	1,698
Net earnings per share from continuing operations – basic and diluted(1)	0.07	0.16	0.12	0.29
EBITDA(2)	845	1,259	1,045	1,464
Adjusted EBITDA(2)	796	819	1,361	2,144

	#	#	#	#
Weighted average common shares outstanding - basic(1)	5,804	5,783	5,767	5,767
Weighted average common shares outstanding - diluted(1)	5,811	5,787	5,768	5,768

Note:

(1)	On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common share outstanding are reflected on a post-consolidated basis. For further information please see Item 10B below.

(2)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

Results from our two revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories during these quarters prior to commencing installation in the spring and summer seasons. For our Satellite Communications segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair Technologies reflects this strategy as Sinclair Technologies’ sales are generally more evenly distributed than those of our other segments. They also tend to be strongest during periods when sales from the Satellite Communication segment are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2016.

Results of Operations

Sales and Gross Margin

	Year ended December 31,
Sales ($000’s)	2015	2014	2013
	$	$	$
Sinclair Technologies	18.831	21,700	22,477
Satellite Communications	17,269	14,479	13,941
Total	36,100	36,179	36,418

	Year ended December 31,
Gross Margin	2015	2014	2013
Sinclair Technologies	46%	40%	43%
Satellite Communications	35%	40%	30%
Total	41%	40%	38%

Fiscal 2015 Compared to Fiscal 2014

For the year ended December 31, 2015, Norsat recorded total sales of $36.1 million, consistent with total sales of $36.2 million in 2014.

Sinclair Technologies sales were $18.8 million in 2015, compared to $21.7 million in 2014. Sales from this segment were impacted by the continued softness in the infrastructure and public safety markets as a result of the current economic conditions, especially in Canada.

Satellite Communications sales were $17.3 million in 2015 compared to $14.5 million in 2014. Satellite terminal sales were $8.2 million, compared to $2.8 million in 2014, reflecting stronger satellite terminal sales to commercial customers in addition to the existing military market. Microwave Products sales were $9.1 million in 2015 compared to $11.7 million in 2014. The $2.6 million decrease was mainly due to the deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $14.6 million or 41% in 2015 compared to $14.4 million or 40% in 2014. Sinclair Technologies’ gross profit margin percentage in 2015 increased to 46% from 40% in 2014, as a result of the strengthening of the U.S. dollar against the Canadian dollar as our labor, overhead costs and certain material costs were incurred in Canadian dollars. Gross profit margins from the Satellite Communications segment were 35% in 2015, compared to 40% in 2014, which reflected lower margin revenue in the product mix and competitive price pressures.

Fiscal 2014 Compared to Fiscal 2013

For the year ended December 31, 2014, Norsat recorded total sales of $36.2 million, down slightly compared to $36.4 million in 2013.

Sinclair Technologies sales were $21.7 million, compared to $22.5 million in 2013. The year-over-year decrease in revenues reflected softness in the infrastructure and public safety markets.

Satellite Communications sales were $14.5 million in 2014 compared to $13.9 million in 2013. Satellite terminal sales were $2.8 million in 2014, compared to $4.8 million in 2013. Sales from this segment were impacted by reduced military ordering of satellite equipment and services. In addition, service revenues declined to $0.7 million compared to $2.3 million as airtime, warranties and post-service contracts expired. Microwave Products sales were $11.7 million in 2014, compared to $9.1 million in 2013. The $2.6 million increase was mainly driven by the product deliveries on the ATOM new line of products.

On a consolidated basis, gross profit was $14.4 million or 40% in 2014 compared to $13.8 million or 38% in 2013. Sinclair Technologies gross profit margin percentage was 40% in 2014, compared to 43% in 2013. The decrease in gross margin was due to increase in labor and overheads costs in 2014. Gross profit margins from the Satellite Communications segment were 40% in 2014, compared to 30% in 2013, reflecting a decrease in inventory write-off of $0.5 million in 2014, compared to $1.2 million in 2013 and higher margin products in the sales mix in 2014.

Expenses

	Year ended December 31,
Expenses ($000’s)	2015	2014	2013
	$	$	$
Selling and distributing	4,877	5,413	6,277
General and administrative	4,091	4,029	3,695
Product development, net	1,563	1,579	1,433
Gain on foreign exchange	(793)	(586)	(888)
Interest and bank charges	140	243	330
Total Expenses	9,878	10,678	10,847

Product development expenses, net include:

	Year ended December 31,
Product Development Costs ($000’s)	2015	2014	2013
	$	$	$
Product development	2,873	2,846	3,513
Less: Government contributions	(1,310)	(1,267)	(2,080)
Product development, net	1,563	1,579	1,433

Fiscal 2015 Compared to Fiscal 2014

For the year ended December 31, 2015, total expenses were $9.9 million, compared to $10.7 million in 2014.

Selling and distributing expenses decreased to $4.9 million in 2015, from $5.4 million in 2014, reflecting the strengthening of the U.S. dollar against the Canadian dollar, as a significant portion of the Company’s selling and distribution expenses were incurred in Canadian dollars. In addition, commission expenses were lower in Sinclair Technologies in 2015 due to the decrease in sales but were partially offset by higher commission expenses in the Satellite Communications segment due to the increase in sales in that segment.

General and administrative expenses increased to $4.1 million in 2015, from $4.0 million in 2014. The increase reflected investments in organizational infrastructure, increased bonus due to the Company substantially tracking towards its 2015 targets and objectives, and offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s administration expenses were incurred in Canadian dollars.

For the year ended December 31, 2015, direct product development expenses increased to $2.9 million from $2.8 million for 2014. The increase headcount in product development was partially offset by the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s product development expenses were incurred in Canadian dollars.

Government contributions were $1.3 million for the year ended December 31, 2015, consistent with $1.3 million in 2014.

As a result net product development expenses were $1.6 million for the year ended December 31, 2015, consistent with $1.6 million in 2014.

Gain on foreign exchange for the year ended December 31, 2015 was $0.8 million, compared to $0.6 million gain for 2014.

Interest expense was reduced to $0.1 million for the year ended December 31, 2015 from $0.2 million for 2014 due to the repayment of the remaining balance of the acquisition loan in Q2 2015.

Fiscal 2014 Compared to Fiscal 2013

For the year ended December 31, 2014, total expenses were $10.7 million, compared to $10.8 million in 2013.

Selling and distributing expenses decreased to $5.4 million in 2014, from $6.3 million in 2013, reflecting the strengthening of the U.S. dollar against the Canadian dollar, as a significant portion of the Company’s expenses were incurred in Canadian Dollars, and employee-related costs savings.

General and administrative expenses increased to $4.0 million in 2014, from $3.7 million in 2013. In 2014, corporate development costs related to external costs to pursue a potential acquisition increased to $0.2 million compared to $0.1 million in 2013. In addition, investments were made in organizational infrastructure and bonuses increased due to the Company substantially achieving its 2014 targets and objectives. These increases were offset by the decrease in expenses, reflecting the strengthening of the U.S. dollar against the Canadian dollar, as a significant portion of the Company’s expenses were incurred in Canadian dollars.

For the year ended December 31, 2014, direct product development expenses decreased to $2.8 million from $3.5 million for 2013. The decrease reflected the accelerated development of the newly acquired CVG product lines in 2013, costs not incurred in 2014, and the impact of the strengthening of the U.S. dollar against the Canadian dollar, as a significant portion of the Company’s expenses were incurred in Canadian Dollars, and employee-related costs savings.

Government contributions decreased to $1.3 million for the year ended December 31, 2014 from $2.1 million in 2013. In 2013, we secured a new repayable government contribution under the SADI program, which enabled the Company to claim eligible costs incurred starting from July 27, 2012 up to and including December 31, 2017. As a result of the timing of the award, a larger portion of the government contributions were recorded in 2013 to capture the contributions related to the eligible expenses incurred in 2012 and 2013.

As a result net product development expenses increased to $1.6 million for the year ended December 31, 2014 from $1.4 million in 2013.

Gain on foreign exchange for the year ended December 31, 2014 was $0.6 million, compared to $0.9 million gain for 2013.

Interest expense was reduced to $0.2 million for the year ended December 31, 2014 from $0.3 million for 2013 due to the repayments made towards the acquisition loan during 2014.

Net Earnings for the Year

	Year ended December 31,
Earnings (in 000’s, except earnings per share)	2015	2014	2013
	$	$	$
Earnings before income taxes	4,769	3,701	2,976
Income tax recovery, net	3,881	494	731
Net earnings for the year	8,650	4,195	3,707
Net earnings per share - basic & diluted	1.50	0.73	0.64

Fiscal 2015 Compared to Fiscal 2014

Earnings before income taxes for the year ended December 31, 2015 increased to $4.8 million, from $3.7 million in 2014.

The increase was mainly as a result of an increase of gross margin of $0.3 million and a decrease of total expenses by $0.8 million. The increase in gross margin and decrease in operating costs primarily reflected the strengthening of the U.S. dollar against the Canadian dollar as our labor, overhead and operating costs were incurred in Canadian dollars.

Net income tax recovery for the year ended December 31, 2015 was $3.9 million compared to $0.5 million for 2014. This reflected a current income tax recovery of approximately $66,000 for the year ended December 31, 2015 compared to $0.2 million in 2014 and a deferred income tax recovery of $3.8 million for the year ended December 31, 2015 compared to $0.3 million in 2014. During the fourth quarter of 2015, we assessed the Company’s ability to realize deferred income tax assets and based on our history of profitability in our Canadian operations, we concluded that it was probable an additional $3.8 million of deferred income tax assets and investment tax credits recoverable will be utilized against estimated future taxable income.

For the year ended December 31, 2015, net earnings increased to $8.7 million, or $1.50 per share, basic and diluted, from net earnings of $4.2 million, or $0.73 per share, basic and diluted, for 2014.

Fiscal 2014 Compared to Fiscal 2013

Earnings before income taxes for the year ending December 31, 2014 increased to $3.7 million, from $3.0 million in 2013, reflecting a $0.6 million higher gross profit, $0.4 million lower net expenses, and $0.1 million lower interest charges compared to 2013. This was offset by a lower gain on foreign exchange for the year ended December 31, 2014 compared to 2013.

Income tax recovery for the year ended December 31, 2014 was $0.5 million compared to $0.7 million for 2013, reflecting a current income tax recovery of $0.2 million for the year ended December 31, 2014 compared to a current tax expense of $0.3 million in 2013. Deferred income tax recovery was $0.3 million for the year ended December 31, 2014, compared to a deferred income tax recovery of $1.0 million in 2013.

For the year ended December 31, 2014, net earnings increased to $4.2 million, or $0.73 per share, basic and diluted, from net earnings of $3.7 million, or $0.64 per share, basic and diluted, for 2013.

Outlook

For fiscal 2016, the Company has had a positive start and has continued shipments on a significant Satellite Communications sale contract. The Company also continues to have good quoting activities.

Looking longer-term, the Company continues to invest in R&D to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and through acquisitions.

Despite the current global economic uncertainties, Norsat continues to generate profits and strong cash flow. This stability has created a strong financial position and capital structure, and will enable management to continue to create excellent conditions for realizing additional growth opportunities through business combinations. The Company will continue to actively pursue merger and acquisition opportunities that provide strong value, further key strategic objectives and have the potential to be accretive to shareholders. In the interim, the Company’s cash position should continue to remain strong.

Management will also continue to execute a balanced growth strategy that incorporates investment in staffing level, new product introductions, continued enhancement of existing product lines, greater diversification by geographic regions as well as by industry verticals, and a broadening of the solutions we provide to customers. In addition, the Company continues to evaluate other strategic opportunities for improving overall operating and financial performance.

Critical Accounting Estimates

Accounting Estimates

We have discussed the development and selection of our critical accounting estimates and policies with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the following disclosures.

Significant Management Judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

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

Recognition of service and contract revenues

Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing contract revenue also requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of government contributions

We recognize government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate government contributions based on labour costs and expenses incurred and our assessment of what will ultimately be approved for payment by government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Determination of functional currency

Determining the appropriate functional currency requires management judgment and consideration of the economic factors in which the entity operates, such as the currency that mainly influences sales prices, labour, material and other costs.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements

Determining selling prices for multi-element arrangements follows a hierarchy of selling prices. If vendor specific objective evidence and third party evidence of selling price do not exist, management’s best estimate of selling price for the deliverable is used. This requires significant judgment in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets

In assessing impairment, management estimates the recoverable amount of each asset or cash-generating units based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

We review our estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories

We estimate the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions may impact our inventory valuation and gross margins.

Business combinations and goodwill

We use valuation techniques such as discounted cash flows to determine the fair values of certain assets and liabilities in a business combination. A key input for the various valuation techniques requires using an appropriate discount rate or weighted average cost of capital which is subject to judgment and estimates. The discount rate used can have a significant impact on the fair values of assets acquired and liabilities assumed which will also affect the amount of the resulting goodwill.

Share-based payment - stock options

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the price of the Company’s common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares, weighted average expected life of the option, risk-free interest rate, dividend yield and forfeiture rate.

Share-based payment - restricted share units

We measure the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units (“RSUs”), we use the TSX share price at grant date as fair value of the RSUs. The resulting fair value of the RSUs is then adjusted for an estimated forfeiture rate which is determined based on historical data. Actual number of RSUs that will eventually vest is likely to be different from estimation.

Provision for warranties

We provide for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims which can vary from our estimation.

Allowance account for credit losses

We provide for bad debts by analyzing the historical default rates and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from our estimation.

Significant Accounting Policies

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured on the acquisition date at fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs are expensed in the period when they are incurred.

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

We use judgment to determine the fair value of certain identifiable assets and liabilities acquired in a business combination, including the fair value of contingent consideration, if applicable, on the acquisition date. We may engage independent third-parties to assist us with the determination of the fair value of property and equipment and intangible assets. We use estimates to determine cash flow projections, including future growth and discount rates, among other factors.

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in U.S. dollars. The functional currencies of the parent company and its Sinclair Technologies operating segment are U.S. dollars and Canadian dollars, respectively.

Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items are not re-translated at period-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value is determined.

Foreign operations

In our financial statements, all assets, liabilities and transactions of our foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars upon consolidation.

The functional currency of our foreign operations has remained unchanged during the reporting period.

Our foreign operations determine their functional currency based on the primary economic environment in which the entity operates. For foreign operations with a non-U.S. dollars functional currency, the Company translates assets and liabilities into U.S. dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into U.S. dollars at the period-end exchange rate. Income and expenses have been translated into U.S. dollars at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognized in the accumulated other comprehensive income. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Share-Based Payments

Stock Options

We grant stock options to purchase common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options are granted.

Under this method, we recognize compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historical volatility), weighted average expected life of the option (based on historical data), risk-free interest rate, dividend yield and forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

We grant RSUs to directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan provides the eligible persons the right to receive, at the discretion of the Board of Directors, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, conditions and restrictions as determined by the Board of Directors in its sole discretion. Each RSU is convertible into one common share.

We recognize compensation expense for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expense with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

Treasury Shares

When we purchase our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We have granted RSUs as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When the treasury shares are released to settle RSUs, a decrease in treasury shares and contributed surplus is recognized at the average cost of the treasury shares. If treasury shares are sold subsequently, the amount received is recognized as a decrease in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from contributed surplus.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to 3 months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

We maintain an allowance account for estimated credit losses that may arise if any of our customers is unable to make the required payments. On each reporting date, we specifically analyze the aging of outstanding customer balances, historical default rates, customer credit worthiness and changes in customer payment terms to evaluate collectability of the our trade and other receivables balance. The allowance is then adjusted to align with the specific analysis performed.

Inventories

Inventories consist of parts and supplies, work in process and finished goods. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined on a first in, first out basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expense. Inventories are recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventories that had been previously written down below cost may be reversed up to the original carrying amount.

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government contributions, and net of accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of lease term or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as expenses.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

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

Impairment of Long-Lived Assets

We assess, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount.

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

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses.

Deferred Revenue

Included in deferred revenue are typically amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of our products.

Payments that have been received from customers but will qualify for revenue recognition within the next year are reflected in current liabilities and the remaining balance is recorded in non-current liabilities.

Comprehensive Income

Comprehensive income comprises net earnings for the year and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to U.S. dollars.

Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

We determine the classification of our financial assets at initial recognition, depending on the nature and purpose of the financial asset. All financial assets, except financial assets at FVTPL, are recognized initially at fair value plus directly attributable transaction costs.

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, they are part of an identified portfolio of financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking or they are a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available-for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at FVTPL. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statements of Earnings and Comprehensive Income and removed from the available-for-sale reserve.

We have not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are provided for during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

We have classified cash and cash equivalents and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or we have transferred our rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement.

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

The carrying amount of trade receivables is reduced through the use of an allowance account. The Company will set up an allowance for the outstanding balance that is considered uncollectible. Subsequent recoveries of amounts previously provided for are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. We determine the classification of our financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction costs except FVTPL.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by International Accounting Standards (“IAS”) 39

Financial Instruments: Recognition and Measurement. Gains and losses on financial liabilities held for trading are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

We have classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

Our financial assets include cash and cash equivalents and trade and other receivables. Our financial liabilities include trade and other payables, accrued liabilities and acquisition loan.

We have classified cash and cash equivalents and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

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

  the Company has retained neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

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

  the delivered item(s) has standalone value and

  when a general right of return exists for the delivered item, the delivery or performance of an undelivered item is probable and substantially in our control.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

  Vendor specific objective evidence (“VSOE”) of selling price;

  If VSOE does not exist then third party evidence of selling price (“TPE”) is used; or

  If neither VSOE nor TPE exists, then our best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, we use our best estimate of selling price for the deliverable.

Hardware under multiple deliverable revenue arrangements is recognized using the same criteria for hardware under single deliverable arrangements.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. We use VSOE to determine selling price of the undelivered PCS elements based on the fair value of labour rates and consistent renewal rates.

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

PCS revenue associated with hardware is recognized on a pro-rata basis over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above.

Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contract period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. The selling price on these services is determined on a stand-alone basis. These services are separate units of accounting because they meet the criteria for multiple deliverable revenue arrangements listed above.

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if we can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended December 31, 2015, 2014 and 2013.

Government Contributions

Government funding of eligible research and development expenditures is credited when earned against product development expenses or the cost of property and equipment, to which the funding relates. We amortize the cost of the related property and equipment over its useful life according to our accounting policy for property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Government Repayment

We are required to make annual repayments under the government contracts. On a quarterly basis, we calculate the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in product development expenses. We will record a liability in the period the actual revenues are recognized that causes the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in each of the reporting periods. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact our gross margin percentages and amounts.

Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when we intend to settle its current tax assets and liabilities on a net basis.

Investment Tax Credits (“ITCs”)

We are entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and development activities and for increasing research activities. These ITCs are available to us to reduce actual income taxes payable. Any credits that are not used in the year in which they are earned are recorded as a deferred asset when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. We assess the probability of usage of investment tax credits at the end of each reporting period.

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share are computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options were exercised and the proceeds from such exercises are used to repurchase common shares at the average market price during the reporting period. Stock options are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when we generate net earnings.

Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when we have a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

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

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

Segment Reporting

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications. The two reportable segments are strategic business units that offer different products and services. They are managed separately with operating results reviewed by the Company’s chief operating decision makers because each business is in a different stage in its life cycle and they require different marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Related Party Transactions

Compensation of key management personnel, including the Company’s President and Chief Executive Officer (CEO), Chief Financial Officer (CFO), and General Manager (2014 and 2013 -President and CEO, CFO, and General Manager) in the ordinary course of their employment are as follows:

(‘000s)	Year ended December 31,
	2015	2014	2013
	$	$	$
Short-term employee benefits	1,014	1,054	1,351
Share-based payments	131	146	138
Total	1,145	1,200	1,489

The amounts disclosed in the table are the amounts recognized as an expense for the year-end.

The Company’s related party transactions relate solely to the compensation of key management personnel.

Future Accounting Pronouncements

The following future accounting pronouncements have been issued but are not effective and may have an impact on the Company:

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and de-recognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 16 Leases will replace IAS 17 Leases and the related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the statement of financial position for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with an early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been early adopted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11

Construction Contracts and certain revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding whether revenue is to be recognized over time or at a point in time, and improves disclosures about revenue. IFRS 15 provides more detailed guidance on contracts involving the delivery of two or more goods and services as to when to account separately for the individual performance obligations in a multiple element arrangement, how to allocate the transaction price and when to combine contracts. IFRS 15 also provides guidance on how to account for arrangements with variable pricing, such as performance based pricing and how revenue can be constrained. In addition, IFRS 15 provides guidance on time value of money as to when to adjust a contract price for a financing component. In 2015, the IASB issued an exposure draft proposing several amendments to IFRS 15. The amendments are intended to address implementation questions that were discussed by the Joint Transition Resource Group for Revenue Recognition on licenses of intellectual property, identifying performance obligations, principal versus agent application guidance and transition. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

Non-IFRS Measures

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges. Corporate development costs are predominately external costs incurred to pursue acquisitions.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization) and tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes for year ended December 31, 2015, 2014 and 2013.

The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Years ended December 31,
	2015	2014	2013
	$	$	$
Net earnings for the year	8,650	4,195	3,707
Interest expense	21	115	236
Depreciation and amortization	1,296	1,275	1,401
Tax recovery	(3,882)	(494)	(731)
EBITDA	6,085	5,091	4,613
Gain of foreign exchange	(793)	(586)	(888)
Other income	(38)	-	-
Acquisition costs	-	180	131
Write-down of inventory	-	-	1,264
Adjusted EBITDA	5,254	4,685	5,120

Adjusted EBITDA for the year ended December 31, 2015 was $5.3 million, compared to $4.7 million in 2014, reflecting a combination of an increase of gross profit by $0.3 million and a decrease of total expenses (excluding adjustments to calculate adjusted EBITDA) by $0.3 million. This reflected the strengthening of the U.S. dollar against the Canadian dollar as a significant portion of the Company’s expenses were incurred in Canadian dollars.

Adjusted EBITDA for the year ended December 31, 2014 was $4.7 million, compared to $5.1 million in 2013, reflecting a combination of a decrease of gross profit by $0.4 million, excluding the $1.3 million write-off of inventory in 2013, due to lower margin product mix, partially offset by a decrease in operating expenses of $0.1 million, excluding depreciation and amortization.

(‘000s)	Year ended December 31,
	2015	2014	2013
	$	$	$
Current Assets (A)	24,924	23,640	20,232

Current Liabilities (B)	5,516	9,861	10,241
Less: Acquisition Loan	-	(2,371)	(4,413)
Adjusted Current Liabilities (C)	5,516	7,490	5,828

Working Capital (A) - (B)	19,408	13,779	9,991
Adjusted Working Capital (A) – (C)	19,408	16,150	14,404

Current Ratio (A)/(B)	4.5	2.4	2.0
Adjusted Current Ratio (A)/(C)	4.5	3.2	3.5

Adjusted Working Capital

Adjusted Working Capital is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Our acquisition loan balance was a current liability but it was excluded from the Adjusted Working Capital calculations as we believe it was a non-operating item and not reflective of our current operations. Adjusted Working Capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets. As at December 31, 2015, Adjusted Working Capital increased 20% to $19.4 million, from $16.2 million at December 31, 2014. As at December 31, 2013, Adjusted Working Capital was $14.4 million.

Adjusted Current Ratio

Adjusted Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Our acquisition loan balance was also excluded from the Adjusted Current Ratio calculations for the reasons described above. Adjusted Current Ratio is defined as current assets divided by current liabilities, excluding the acquisition loan. As at December 31, 2015, Adjusted Current Ratio was 4.5 times compared to 3.2 times and 3.5 times as at December 31, 2014 and 2013.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2015	$	$	$	$
Net earnings for the period	560	674	1,474	5,942
Interest expense/(income)	16	7	(1)	(1)
Depreciation and amortization	328	330	321	317
Tax (recovery)/expense	(134)	133	(67)	(3,814)
EBITDA	770	1,144	1,727	2,444
Loss/(gain) on foreign exchange	178	211	(40)	(1,142)
Other (income)/expenses	-	(199)	-	161
Adjusted EBITDA	948	1,156	1,687	1,463

2014	$	$	$	$
Net earnings for the period	2,177	1,000	968	50
Interest expense	33	32	29	21
Depreciation and amortization	319	303	277	376
Tax recovery	(70)	(283)	(74)	(67)
EBITDA	2,459	1,052	1,200	380
(Gain)/loss on foreign exchange	(867)	282	(363)	362
Acquisition costs	-	-	180	-
Adjusted EBITDA	1,592	1,334	1,017	742

2013	$	$	$	$
Net earnings for the period	412	914	683	1,698
Interest expense	110	33	52	41
Depreciation and amortization	332	340	357	372
Tax recovery	(9)	(28)	(47)	(647)
EBITDA	845	1,259	1,045	1,464
(Gain)/loss on foreign exchange	(49)	(503)	252	(588)
Acquisition costs	-	111	17	3
(Gain)/loss on bargain purchase	-	(47)	47	-
Write-down of inventory	-	-	-	1,264
Adjusted EBITDA	796	820	1,361	2,143

Business Combination

On April 16, 2013, the Company entered into a definitive agreement to acquire certain assets and assume certain liabilities of CVG, Incorporated (“CVG”), a U.S.-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets included new products and the associated intellectual property (“IP”) that aligned with the Company’s existing product roadmap and allowed the Company to immediately enter new and additional areas within the satellite communications markets with SSPAs, high power BUCs, SATCOM baseband kits and microsatellite terminals (terminals with antenna sizes below 1 metre).

The CVG acquisition was accounted for as an acquisition of a business, and the identified assets and liabilities below were results of management’s best estimates and assumptions after taking into account all relevant information available.

The assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 is as follows:

(‘000s)	Fair value recognized on acquisition
Assets	$

Inventories	793
Property and equipment, net	259
Assets held for sale	33
Total Assets	1,085

Liabilities
Accrued liabilities	21
Provisions	534
Total Liabilities	555

Total identifiable net assets at fair value	530

Purchase consideration transferred	530

We recognized $32,778 of assets held for sale on the acquisition date, comprising assets redundant to our operation. Subsequent to the acquisition, we disposed all of the assets held for sale and realized $32,778 in 2013.

Provisions relate to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

The Company paid cash consideration of $0.5 million and financed the purchase from the Company’s cash and cash equivalents.

Acquisition-related costs, including legal, professional fees and relocation expenses, amounting to $0.1 million, were recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income in 2013.

Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

(‘000s)
$
Balance, December 31, 2013	5,104
Foreign exchange translation	(368)
Balance, December 31, 2014	4,736
Foreign exchange translation	(638)
Balance, December 31, 2015	4,098

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection was based on the annual budget approved by the Board of Directors. The growth rate was 0.42%. The present value of the expected cash flows was determined by applying a suitable discount rate, which was 13.9% for 2015.

The growth rates of revenue reflected the long-term average growth rates for the product lines and industry of the segment.

The discount rate reflected appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting included moderately increasing net profit margin, based on past experience and current trends in the markets that the segment operated. The Company believed that this was the best available input for forecasting cash flows.

The recoverable amount of Sinclair Technologies based on value in use exceeded its carrying value by $3.2 million.

The impairment test performed resulted in no impairment of goodwill as at December 31, 2015, 2014 and 2013.

Apart from the considerations in determining the value in use of the operating segment described above, the Company was not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2015 annual test. If the discount rate used was increased by 1%, the recoverable amount of Sinclair Technologies would reduce by $1.8 million, which was $1.4 million above its carrying value.

B.	Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at December 31, 2015, we had $4.6 million in cash and cash equivalents comparing to $5.5 million in 2014, which represented a decrease of $0.9 million. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.5 million credit facilities. As at December 31, 2015, we had access to undrawn credit facilities for $3.2 million. Please refer to “Capital Resources” below for our credit facilities amount as at March 18, 2016.

Cash generated from operating activities was $0.7 million for the year ended December 31, 2015, compared to $3.9 million and $42,562 in 2014 and 2013, respectively.

Cash used in investing activities was $0.2 million for the year ended December 31, 2015, compared to $0.6 million and $0.9 million in 2014 and 2013, respectively. Investing activities for the year ended December 31, 2013 included the $0.5 million of cash used to acquire CVG.

Cash used in financing activities was $1.3 million for the year ended December 31, 2015, compared to $1.0 million for both 2014 and 2013, respectively. In 2015, we purchased treasury shares in the amount of $0.3 million, which is equivalent to 59,738 common shares at a weighted average share price of $4.94. We also repaid $2.3 million of the acquisition loan and received $1.3 million of government contributions in 2015.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Adjusted Working Capital1 as at December 31, 2015 was at $19.4 million, compared to $16.2 million at December 31, 2014 and $14.4 million at December 31, 2013. Adjusted Current Ratio as at December 31, 2015 was 4.5 times, compared to 3.2 times as at December 31, 2014 and 3.5 times at December 31, 2013.

Trade and other receivables were $9.0 million as at December 31, 2015, up from $7.6 million as at December 31, 2014 and $6.8 million as at December 31, 2013. Net government contribution receivables were $0.6 million as at December 31, 2015, compared to $0.6 million in 2014 and $0.5 million in 2013.

Trade and other payables and accrued liabilities were $4.3 million as of December 31, 2015 compared to $5.4 million in 2014 and $4.1 million in 2013. The $1.1 million reduction in 2015 over 2014 reflected improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement. The increase in 2014 over 2013 reflected a $0.6 million vendor payment accrued related to a significant contract.

Current deferred revenue was $0.3 million as at December 31, 2015, compared to $1.2 million and $0.6 million as at December 31, 2014 and 2013, respectively. The decrease in 2015 was attributed to the revenue recognized for a significant satellite contract in 2015.

Inventory as at December 31, 2015 was $11.0 million, compared to $10.1 million as at December 31, 2014 and $9.6 million as at December 31, 2013. The increase in inventory in 2015 was as a result of our increase of inventory level to optimize manufacturing efficiency in the Sinclair Technologies segment and to fulfill anticipated customer orders on a timely basis. The increase in inventory in 2014 reflected an increase of $1.0 million in work in progress from 2013 related to a significant satellite contract, partially offset by $0.3 million increase of inventory obsolescence provision.

As of December 31, 2015, shareholders’ equity increased to $35.9 million, from $29.0 million at December 31, 2014 and $26.4 million at December 31, 2013. The increase in 2015 over 2014 reflected $8.7 million in 2015 earnings offset by a comprehensive loss from foreign exchange of $1.6 million. The increase in 2014 over 2013 reflected $4.2 million in 2014 earnings, a $0.1

[1] Adjusted Working Capital is calculated by subtracting current liabilities (excluding acquisition loan) from current assets and is a non-IFRS measure. See “Non-IFRS Measures” under this Item.

million increase in contributed surplus from stock-based compensation on options and RSUs; offset by a $1.7 million increase in accumulated other comprehensive loss due to foreign exchange movement.

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of our current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined in the Outlook section above.

Capital Resources

Our objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard our ability to support our normal operating requirements on an ongoing basis.

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2015, shareholders’ equity was $35.9 million (2014 - $29.0 million and 2013 - $26.4 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have credit facilities in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”), whereby the Minister will provide funding of 30% of eligible spending related to the R&D of the aerospace & defense technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). We are obligated to repay the funding over the repayment period. Funding is conditional on maintaining certain reporting requirements. As at December 31, 2015, we were in compliance with these reporting requirements.

In February 2016, we entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and will complete on January 31, 2017. The NRC agreed to provide contributions to us up to a maximum of $108,375 (Cdn$150,000) in connection with certain labour costs incurred during the project phase. We fulfilled all the conditions to receive the funding as at December 31, 2015.

For the years ended December 31, 2015, 2014 and 2013, there were no other changes in our approach to capital management.

As at December 31, 2015, the Company had the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly;

  Debt service coverage ratio cannot be less than 1.10 to 1.00 for the fiscal year ended December 31, 2014 and less than 1.20 to 1.00 for the fiscal year ended December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements; and

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s credit facilities and acquisition loan.

Credit Facilities

HSBC Bank Canada

On February 20, 2015 and November 19, 2015, the Company renewed and amended its existing credit facilities with HSBC Bank Canada (the “Bank”). There have been no changes to the covenants.

The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2015:

  Revolving operating loan of $3.0 million (“Operating Loan”), secured, bearing interest at the Bank’s prime rate plus 0.5% per annum, repayable on demand.

  Revolving loan of Cdn$2.5 million (“Import Loan”), secured, subject to certain bank fees, repayable on demand.

  Standby letter of credit facility of $1.5 million (“Guarantee Loan”), secured, subject to certain bank fees, repayable on demand.

  Revolving foreign exchange loan of Cdn$360,000 (“Foreign Exchange Loan”), secured, repayable on demand.

The aggregate maximum outstanding balance under the Operating Loan, Import Loan and Guarantee Loan is the lesser of $3.0 million and the margin requirement calculated based on certain assets of the Company. The above facilities are secured by the assets of the Company under the general security agreement. As at December 31, 2015, the Company had access to undrawn credit facilities for $3.2 million (2014 - $3.7 million and 2013 - $4.2 million).

HSBC Bank USA

The Company has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate at the Bank’s prime plus 1.5% per annum and repayable on demand. As at December 31, 2015, 2014 and 2013, the Company had no borrowing outstanding with respect to the revolving demand note.

As at December 31, 2015, 2014 and 2013, the Company was in compliance with its externally imposed covenants.

Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13.2 million or $12 million with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The acquisition loan was repayable in full within 48 months of the date of the initial advance, January 21, 2011. A portion of the loan was repayable in Canadian dollars and the remaining loan was repayable in U.S. dollars.

On July 3, 2013, the Company renewed and amended its existing credit facility with the Bank. The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments were reduced to $0.2 million (previously $0.3 million), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1.0% to 4.0%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

The Company incurred costs of $0.1 million related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and were amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2015 was $nil (2014 - $2,262 and 2013 - $29,000).

For the year ended December 31, 2015, the Company has fully repaid its loan balance by making principal repayments totaling $2.3 million (2014 - $1.9 million and 2013 - $2.4 million) against the acquisition loan. As at December 31, 2014, the Company’s combined weighted average interest rate was 2.77%.

The Company had externally imposed capital requirements under its acquisition loan agreement. As at December 31, 2015, 2014 and 2013, the Company was in compliance with its externally imposed covenants.

C.	Research and development, patents and licenses, etc.

In 2008, the Company’s receipt of an award from the Minister was an external validation of the Company’s excellence in R&D activities. The Cdn$5.98 million repayable contribution through the SADI program provides the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation (“SADI I”). The Company has claimed the maximum funding of Cdn$5.98 million under this agreement as at December 31, 2012.

In 2013, the Company received another award from the Minister as an external validation of the Company’s excellence in R&D activities. The Cdn$13.3 million repayable contribution through the SADI II program continues to provide the Company with a significant contribution towards assisting R&D efforts and provides for continued investment in technological innovation.

In February 2016, the NRC agreed to provide contributions up to a maximum of $108,375 (Cdn$150,000) to the Company in designing and modifying its ATOM product which forms part of the Satellite Communications segment.

In 2015, 2014 and 2013, the Company continued to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Government of Canada through the SADI grants awarded in 2008 and 2013 and the IRAP contribution in 2016.

The following table provides further details on the Company’s research and development expenditures:

	Year ended December 31,
Product Development Costs ($000’s)	2015	2014	2013
	$	$	$
Product development	2,873	2,846	3,513
Less: Government contributions	(1,310)	(1,267)	(2,080)
Product development, net	1,563	1,579	1,433

D.	Trend information

Radio Frequency Based Communications - Trends

We continue to see softness in the infrastructure and public safety markets as a result of the current economic conditions, especially in Canada. Partially offsetting the softness in the market was an increase in the sales of our positive train control (PTC) products as railroads worked toward the December 31, 2015 deadline. In late December 2015, the deadline for certain railroads to install PTC technologies was extended to December 31, 2018 with a possibility of further extension to the 2020 year if railroads meet certain conditions. As a result, we believe this will provide a strong backlog of order flow for years to come. In addition, communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

  Limited availability of licensed and unlicensed frequencies is causing governments to re- assign spectrum for public safety networks. As an example, U.S. Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

  Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

  Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development; and

  OEMs are driving greater efficiencies and increasing their bargaining power by favoring fewer vendors with a broad product portfolio.

Satellite-Based Communications - Trends

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

E.	Off-balance sheet arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The Company’s known contractual obligations at December 31, 2015 are summarized in the following table:

Contractual Obligations (‘000s)	Payments due by period
	Less than			More than 5
	1 year	1-3 years	3-5 years	years	Total
	$	$	$	$	$
Operating lease obligations	637	162	-	-	799
Inventory purchase obligations	5,852	147	-	-	5,999
Total	6,489	309	-	-	6,798

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above. The operating lease obligations are related to office premises. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment terms of the agreement. For the year ended December 31, 2015, the Company calculated the SADI I repayment amount to be $nil as annual actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment.

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

Directors

The following section sets forth certain information regarding the current directors, as of March 18, 2016:

Fabio Doninelli
Chairman of the Board, member of the Audit and Compensation Committees

Mr. Fabio Doninelli became the Director and Chairman of the Board of Norsat on March 7, 2011. Mr. Doninelli is the President and Board Member of Prismafin S.A., an international investment organization with offices in Chiasso and Zurich, Switzerland. Mr. Doninelli has extensive experience in strategic advisory, portfolio management, and structuring funds. From 1982 to 1986, Mr. Doninelli served as the Vice President of Trading for the Zurich Stock Exchange. Mr. Doninelli also serves as Strategy Advisor to the boards of several public and private companies around the world. Mr. Doninelli is also Chairman of Lifeware SA, which is an online life insurance software company with offices in Chiasso, Lugano, Zurich and Frankfurt, Germany. Mr. Doninelli,

who lives in Mendrisio Switzerland, exercises direction over the 198,558 post-conversion Norsat common shares held by Prismafin S.A.

Joseph Caprio
Director and Chair of the Compensation Committee

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

James Topham
Director and Chair of the Audit Committee

Mr. Topham became the Director and Chair of the Audit Committee of Norsat on May 12, 2011. Mr. Topham has 30 years of public practice experience as a Chartered Professional Accountant and prior to his retirement in 2008, was a Technology Partner of KPMG’s Vancouver office. Mr. Topham currently serves on the boards of two other public technology companies and works with several other private technology companies. Mr. Topham was also a founder and for the first nine years, board member of the BC Technology Industry Association (“BCTIA”). In 2003, Mr. Topham founded the predecessor to the BC Cleantech CEO Alliance, to promote the cleantech industry in BC. He is a founder of Social Venture Partners Vancouver (formerly known as BC Social Venture Partners), which has raised several million dollars towards funding specific community projects. Mr. Topham has a computer science major and a Bachelor of Commerce degree with Honours, and was the most distinguished graduate, from the Commerce Faculty of the University of Saskatchewan (1972).

Peter Ciceri
Director and member of the Audit and Compensation Committees

Mr. Ciceri became a Director of Norsat on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015. Mr. Ciceri is a successful CEO, Corporate Director, and international executive, is currently Chairman of Archipelago Marine Services and a Corporate Director of Terapeak Data Inc. Mr. Ciceri’s executive experience includes President and CEO of Custom House Global Payments which was successfully sold to Western Union for a 4x shareholder return and President and Managing Director of Compaq Canada where he managed the merger and integration of Digital Equipment, Tandem, and Compaq into a single $1.7 billion company. Mr. Ciceri is a member of the Institute of Corporate Directors. His other corporate board experience includes Lead Director and Chairman of Sierra Wireless Inc., MDSI Mobile Data Solutions, as well as the University of Victoria Board of Governors. Mr. Ciceri has also served as a member of British Columbia’s Premier’s Technology Council.

Amiee Chan, Executive Officer Director,
President and CEO

Dr. Chan became a Director of Norsat on August 5, 2009. This appointment was in addition to her responsibilities as President and CEO of the Company. See Senior Management section below.

Senior Management

The following section sets forth certain information regarding the current senior management, as of March 18, 2016:

Amiee Chan, Executive Officer
Director, President and CEO

Dr. Chan was appointed as the President and CEO, on September 8, 2006. Dr. Chan has over 15 years of experience in executive management and R&D in the telecommunications industry. Offering a rare blend of technical and corporate strength, Dr. Chan’s strategic vision has driven Norsat’s innovative product development programs and resulted in consistent revenue growth since her appointment as CEO in 2006. In 2012, Dr. Chan won a Women’s Executive Network Top 100 Award, ranked third in PROFIT/Chatelaine’s list of Top Female Entrepreneurs, and led Norsat to win a BC Export Award for Advancing Technology & Innovation. Dr. Chan holds an Executive MBA from Simon Fraser University (SFU) where she majored in Strategy and New Ventures and a Ph. D. in Satellite Communications from the University of British Columbia (UBC). An accomplished engineer, she has been published over a dozen times, holds three U.S. patents, and has been involved in high level research teams such as the NASA ACTS Terminal Program. Dr. Chan is a member of the UBC Engineering Advisory Council and serves on the Dean’s External Advisory Board for the Beedie School of Business at SFU.

Arthur Chin, Executive Officer
CFO

Mr. Chin was appointed as the CFO on February 1, 2011, bringing 16 years of professional experience in both public practice and public companies. Since leaving public practice in 2002, he has served in senior financial positions with several international companies, assisting them in planning and analysis of their financial reporting, handling corporate accounting and tax, corporate communications efforts, and providing corporate development strategies. Mr. Chin was previously with Norsat between 2002 and 2005 and was the Company’s Corporate Controller. Prior to rejoining Norsat, he held senior financial positions mostly in the high technology industry with DDS Wireless International Inc., a formerly TSX listed company that provides wireless mobile data solutions and Ascalade Communications Inc., formerly a TSX listed company that designed, developed and manufactured digital wireless and communication products and also with the Canadian Tourism Commission. Prior to his corporate experience he was in Big 4 public practice, most recently as a manager in the assurance practice of Deloitte LLP and originally with PricewaterhouseCoopers LLP. Mr. Chin is a Chartered Professional Accountant of the Institute of Chartered Professional Accountants of British Columbia.

Ken Broom
General Manager, Sinclair Technologies

Mr. Broom was appointed as the General Manager of the Company’s Sinclair Technologies segment on November 22, 2013. Mr. Broom brings more than 20 years of operations management experience in the high tech battery industry. Most recently, he held the position of VP of Operations at BAK Battery (“BAK”), a manufacturer of lithium-ion batteries for personal electronics, electric vehicles and battery storage applications. Prior to BAK, he was the General Manager of E-One Moli Energy Corporation, a producer of lithium-ion batteries based in British Columbia. During the past three decades, Mr. Broom has held leadership positions in quality, engineering, product design, operations, R&D and general management. Mr. Broom holds a degree in Chemical Engineering from the University of Waterloo and is a licensed Professional Engineer in Ontario.

B.	Compensation

Compensation of Directors

As part of a Director's total compensation and to create a direct linkage with corporate performance as well as shareholder value, the Board believes that a meaningful portion of a Director's compensation shall be provided and held in equity namely stock options and RSUs.

Under the current compensation plan each independent Board member shall receive stock options (at market value) upon joining the Board. The number of stock options will be determined by the Board on the grant date.

The Company pays its Directors, who are not executive officers of the Company, the following:

Chairman of the Board	Cdn$32,500

Chairman of the Audit Committee	Cdn$27,500

Chairman of the Compensation Committee	Cdn$27,500

Director	Cdn$22,500

In addition, each independent Director will be paid Cdn$1,000 for each Board meeting attended in person and Cdn$250 for each Board meeting attended by conference call during the calendar year.

Each independent Board member also receives an additional 60% of their base annual fees in the form of RSUs. The RSUs vest ratably over their annual term of appointment.

Fees of CHF 5,000 per year are also paid to each Director responsible for the Company’s Switzerland subsidiary.

Fees of Cdn$5,000 per year was also paid to each Director responsible for the Company’s U.S. subsidiary up until May 6, 2014.

The Company also reimburses its Directors for disbursements incurred on behalf of the Company.

Changes in Board compensation, if any, will come with the full discussion and concurrence by the Board.

During the fiscal year ended December 31, 2015, the aggregate cash compensation incurred by the Company and its subsidiaries to its Directors was $98,096.

In addition, the Company issued a total of 12,349 RSUs in 2015 to the Board of Directors. The value of these RSUs was $57,063 on the grant dates based on the closing price on the Toronto Stock Exchange of Cdn$5.90 on May 8, 2015 and Cdn$6.10 on August 10, 2015.

The Company issued 10,000 stock options at a fair value of $15,977 on the grant date to Mr. Peter Ciceri upon joining the Board of Directors on July 16, 2015.

All compensation awarded to, earned by, paid to or payable to the Board of Directors are reported below in U.S. dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2015 by each of the Directors:

Name and Principal Position	Fees earned ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (Chairman of the Board, member of the Audit and Compensation Committees)	27,999	14,505	Nil	Nil	Nil	Nil	42,504

Joseph Caprio (Director and Chair of the Compensation Committee)(3)	24,671	12,273	Nil	Nil	Nil	Nil	36,944

James Topham (Director and Chair of the Audit Committee)	24,671	12,273	Nil	Nil	Nil	Nil	36,944

Peter Ciceri(4) (Director, member of the Audit and Compensation Committees)	9,659	7,971	15,977	Nil	Nil	Nil	33,607

Shannon Susko (former Director and member of Compensation Committee)(5)	11,096	10,041	Nil	Nil	Nil	Nil	21,137

NOTES:
(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)	Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013 filed as Exhibit 6.1 to this annual report on Form 20-F.
(3)	Joseph Caprio ceased to be a member of the Audit Committee on August 5, 2015.
(4)	Peter Ciceri became a Director on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015.
(5)	Shannon Susko ceased to be a Director and member of the Compensation Committee on July 15, 2015.

There were no other arrangements under which independent directors were compensated during 2015. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2015, the aggregate cash compensation awarded to, earned by, paid or payable by the Company and its subsidiaries to its Named Executive Officers, all of whose financial statements are consolidated with those of the Company, was $865,876 (2014 - $1,053,923 and 2013 - $1,052,323).

The following table, reported in U.S. Dollars, sets forth all annual and long-term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2015, 2014 and 2013 to each member of senior management.

					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Annual Incentive Plans (3)	Long- term incentive plans	Pension Value ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan, Director, President and CEO (5)	2015	227,128	109,390	Nil	158,762	N/A	19,295	1,277	515,852
	2014	258,611	42,671	13,902	199,777	N/A	22,919	5,506	543,386
	2013	277,346	95,688	30,511	91,524	N/A	18,444	5,455	518,968
Arthur Chin, CFO	2015	195,800	93,762	Nil	91,243	N/A	14,352	Nil	395,157
	2014	221,666	36,575	11,916	114,158	N/A	16,791	Nil	401,106
	2013	237,725	68,147	21,742	52,300	N/A	14,501	Nil	394,415
Ken Broom, General Manager of Sinclair Technologies(6)	2015	126,565	7,869	8,107	26,391	N/A	5,063	Nil	173,995
	2014	148,172	Nil	1,111	28,751	N/A	5,926	Nil	183,960
	2013	79,182	Nil	10,267	8,890	N/A	2,092	Nil	100,431

NOTES:
(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)	Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 16c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for the Years Ended December 31, 2015, 2014 and 2013 filed as Exhibit 6.1 to this annual report on Form 20-F.
(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation were not in excess of Cdn$50,000 or 10% of the total base salary paid to each Executive Officer for the years indicated and thus were not reported.
(5)	Dr. Chan received 2015 Director’s fee of $1,277 (2014 - $5,506 and 2013 - $5,455) for being a Director of the Company’s Switzerland subsidiary. The amount was included under All Other Compensation. Dr. Chan ceased to be a Director of the Company’s Switzerland subsidiary effective March 13, 2016.
(6)	Mr. Broom joined the Company on May 13, 2013 and was promoted to General Manager of the Sinclair Technologies segment on November 22, 2013. His 2013 compensation included the portion Mr. Broom earned in the position of Director of Operations for the Sinclair Technologies segment from May 13, 2013 to November 21, 2013.

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

The Board continues to review the existing or proposed amendments to governance guidelines and practices in order to implement the most effective corporate governance policies and practices for the Company. The Board has adopted, and will continue to adopt changes to their governance guidelines and practices as necessary to comply with the U.S. Sarbanes-Oxley Act of 2002 and any new rules issued by the U.S. Securities and Exchange Commission, the Ontario Securities Commission, the TSX, and other applicable securities regulatory authorities.

Decisions Requiring Board Approval

In general, the Company’s management operates the business on a day-to-day basis. The Board approves the annual budget and strategic plans and reviews the performance of senior management against those standards. In addition, the Board approves all major acquisitions, dispositions, financings, both debt and equity, and changes in the structure of the Company. The Board also determines the responsibility and compensation of the CEO. The Board appoints the officers of the Company. The Board also determines the Directors’ compensation and considers the declaration of dividends.

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

Board and Executive Diversity

The Board recognizes the benefits to the Company of diversity, both at the Board level and within the executive levels. When there are vacancies within these positions, the Board and management consider the existing level of diversity representation such as gender and age and establish objective recruitment criteria. Ultimately, appointments to the Board and Executives are made on merit, based on a balance of skills, background, experience and knowledge and through a formal, rigorous and transparent process against objective criteria recommended by the Board and/or management. In identifying the most suitable candidates, the Board and management will take into account diversity considerations, with a view to ensuring that the Company benefits from a broader range of perspectives and relevant experience.

The Company has adopted a written policy relating to the identification and nomination of directors. With respect to Board composition, the Board has currently adopted a diversity objective and targeted a representation of a minimum of one female director. With respect to executive officer positions, the Board and management carefully consider diversity including gender and despite the current small number of executive positions within the Company, the Board has adopted a minimum target representation of at least one female within these roles.

The current members of the Board and executive officers have the wide range of skills and experience required to govern and lead the Company. The Board is currently comprised of five directors that include one female director. While in the executive level, there are currently three positions of which one position is held by a female. This representation meets the Board’s targeted representation of a minimum of one female on the Board and within the executive levels.

Because of the small size of the Board, the Board has not appointed a separate nominating committee to be responsible for proposing and assessing potential new directors. At present, a majority of the directors are independent and not involved in the daily operations or management of the Company to ensure the nomination process is objective.

Majority Voting Policy

The Board has adopted a majority voting policy. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Chairman for consideration by the Board. The resignation will be effective when accepted by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will announce its decision (including the reason for not accepting any resignation) by press release within 90 days of the meeting where the election was held.

Director Term Limits

On March 3, 2015, the Board adopted a term limit policy for directors who join the Board after March 3, 2015, requiring them to tender their resignation to the Chairman after 10 years of service on the Board. The Board has the discretion to extend a director’s term for such period if the Board deems appropriate and is in the best interests of the Company.

Measures for Receiving Shareholder Feedback

Management has been asked to inform the Board, on an ongoing basis, of any significant shareholder concerns communicated to management. Currently the CEO and CFO respond to shareholder inquiries and direct appropriate matters to senior management. Senior management will meet with shareholders to discuss their concerns where appropriate.

The Board’s Expectation of Management

The Board expects management to operate the Company in accordance with good and prudent business practices. Management is expected to report to the Board on financial and operating matters and to inform the Board of all important issues and major business developments. The Board also expects management to identify new business opportunities for acquisitions and/or expansions and to present appropriate reports to the Board regarding those opportunities.

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The Directors’ and Officers’ liability insurance coverage is $10,000,000. Total premium expensed during 2015 were $49,858.

Director’s Service Contracts

The term of office for each of the present Directors expires at the Annual General Meeting. The current Directors have served are as follows: Mr. Doninelli since March 2011; Mr. Caprio since April 2005; Mr. Topham since May 2011, Mr. Ciceri since July 2015 and Dr. Chan since August 2009.

The Company does not provide benefits for the directors who are not executives.

Board Committees

The Board currently has two standing committee being the Audit Committee and the Compensation Committee.

Audit Committee

The Company’s Audit Committee is comprised of three directors of the Board: Mr. Topham (Chair), Mr. Doninelli and Mr. Ciceri, each of whom is independent and an “unrelated” director. Each member of the Audit Committee considers himself financially literate and capable of reading and understanding financial statements, and Mr. Topham has an accounting designation and financial expertise. The Board has adopted a formal written charter for the Audit Committee, under which the Audit Committee is responsible for, among other things, reviewing the Company’s annual and quarterly financial statements, financial reporting procedures, internal controls and performance and independence of the Company’s external auditors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the auditors including pre-approving all non-audit services provided by the audit firm.

During fiscal 2015, the Audit Committee met four times to carry out its responsibilities.

As part of its oversight of the Company’s financial statements, the Audit Committee reviewed and discussed with management and the external auditors about the annual and quarterly financial statements, prior to their issuance. Management advised the Audit Committee in each case that all financial statements were prepared in accordance with IFRS, and reviewed significant accounting issues with the Audit Committee.

On March 3, 2015, PricewaterhouseCoopers LLP (“PwC”) was appointed as the auditor of the Company for fiscal year ending December 31, 2015. Prior to that, Grant Thornton had been the auditor of the Company since March 29, 2010. Please refer to Item 16F “Change in Registrant’s Certifying Accountant”.

The Audit Committee discussed with the external auditors matters relating to its independence, including a review of audit and non-audit fees and the disclosures made to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

The Audit Committee reviewed and approved audit fees, audit related fees, tax fees and other non-audit related services fees charged by PwC and Grant Thornton LLP during the respective periods for which they were appointed as the Company’s independent auditors.

Taking all of these reviews and discussions into account, on March 3, 2016, the Audit Committee recommended to the Board of Directors to approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2015.

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

On November 6, 2012, the Company reconstituted its Compensation Committee.

The Company’s Compensation Committee is comprised of three directors of the Board: Mr. Caprio (Chair), Mr. Doninelli and Mr. Ciceri, each of whom is independent and an “unrelated” director.

It is the responsibility of the Compensation Committee to (a) review the Company’s annual Information Circular prior to release to any shareholder, government body or the public, (b) review the performance and compensation package of the CEO and senior management, (c) review stock option grants and RSUs and (d) perform such other duties and tasks as shall be requested by the Board.

During 2015, the Compensation Committee met three times and reviewed Board compensation, the Company’s incentive compensation plan based on 2014 financial results and provided recommendations to the Board of Directors on compensation levels and targets of the CEO and executive management for 2015 and 2016.

Also, during 2015, the Compensation Committee members periodically reviewed and approved stock option and RSU grants.

A copy of the Compensation Committee’s charter can be found on our website at www.norsat.com under Investors/Corporate Governance/ Board Mandate.

Compensation Discussion and Analysis

Based upon the review and recommendations of the Compensation Committee, the Board reviews and gives final approvals with respect to the Company’s Executive Compensation Plan, RSUs and Stock Option Plans. The Board sets the compensation of the CEO, reviews and approves management’s recommendations for compensation and bonuses for senior management and grants of RSUs and stock options. The Board is also responsible for reviewing executive management succession and development plans.

Compensation Objectives

The Company has established compensation policies to address the following objectives:

  To assist the Company to attract and retain highly qualified individuals.

  To reward employees annually for achieving financial results.

  To create among employees a sense of ownership in the Company and to align the interest of the employees with those of the shareholders.

  To create a variable component in the compensation structure or package that is linked to the Company’s business strategy and its ability to pay, and the employee’s ability to influence results.

  To ensure competitive compensation that is also financially affordable for the Company.

    To provide a rational methodology for incentive compensation, RSUs and stock option awards that employees understand and support.

  To attract and retain talented individuals to lead those functions important to the Company’s success.

The Company has a “results oriented” compensation plan creating a significant variable component in the compensation structure or package that is linked to key operating metrics. The Company’s compensation plan is comprised of a combination of base salary and benefits, an annual cash incentive plan, and annual long-term equity awards. To ensure competitiveness, the Company participates in annual compensation surveys, conducted by independent consultants, of salaries, benefits and other incentive programs in the high technology industry in Canada.

Base Salary and Benefits

Base salaries for the executives are targeted, on average at the 75th percentile of the comparator group and other relevant external market data as well as the individual’s skill performance and experience. In addition to the base salary, the Company offers a benefit package to all employees to cover group life insurance, health and dental and group retirement savings plans. Executives also receive automobile allowances.

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

Annual Long-Term Equity: Restricted Share Units Award

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit Plan (the “RSU Plan”) as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employment for the specified period.

Under the RSU Plan, RSUs are issued to directors, officers and employees of the Company, or its subsidiaries (“Eligible Persons”). The RSU Plan gives Eligible Persons the right to receive, at the discretion of the Board (or a committee thereof), common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The Company has engaged a trustee to purchase the common shares on the open market, through the facilities of the TSX, in connection with the granting of RSUs to Eligible Persons, which common shares are held by the trustee until such Eligible Person’s RSUs vest. The vesting of RSUs will be subject to time-based vesting terms, conditions and restrictions, as determined by the Board (or a committee thereof) at its sole discretion. When the vesting requirements are met, each RSU will be converted into one common share held by the trustee. Generally, on termination of employment for any reason whatsoever, all unvested RSUs will be forfeited, with the exception of the circumstances described in the Termination and Change in Control Benefits section below. Upon death or total disability all unvested RSUs will immediately vest.

The RSUs are accounted for as a compensation expense under the fair value method of accounting.

In 2015, the Company has awarded a total of 58,016 (2014 – 32,663) RSUs to the Directors and senior management. 12,349 RSUs granted to the Directors vest over 6 and 12 month periods while the remaining units vest ratably over 12, 24 and 30 month periods.

Annual Long-Term Equity: Stock Option Award

In 2015, the Company renewed its Stock Option Plan dated May 9, 2012 (the “Plan”) and it was approved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the TSX. The terms of the Plan remain unchanged.

Under the Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted will result in an additional grant being available under the Plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the Plan.

In 2015, the Company has awarded a total of 14,642 (2014 – 26,014) stock options to the Directors and senior management at a weighted average exercise price of Cdn$6.55 and average fair value of Cdn$2.10 related to fiscal 2014 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company. In 2015, no stock options were awarded to the Directors and senior management related to long service.

Pension Plan Benefits

Other than contributions to group retirement savings plans on behalf of the employees, the Company does not provide retirement benefits under defined benefit or defined contribution plans for its Named Executive Officers.

Termination and Change in Control Benefits

During 2015, the Compensation Committee of the Company engaged Towers Watson to complete a comprehensive market analysis of termination and change in control benefits for the Named Executive Officers. Based on the analysis, the Company has amended the employment agreements with each of the Named Executive Officers, as follows:

Dr. Chan’s contract may be terminated by her with 60 days written notice and she will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Dr. Chan without cause or Dr. Chan resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	her monthly base salary at the termination date multiplied by 24 months;
b)	any accrued and unpaid base salary, vacation, car allowance;
c)	her annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination;
d)	her annual performance bonus, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate her performance bonus, if any, for those years, divided by 12 and multiplied by 24 months; and
e)	20% of her base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Chin’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Chin without cause or Mr. Chin resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 18 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses;
c)	his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;
d)	his annual performance bonus, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate his performance bonus, if any, for those years, divided by 12 and multiplied by 18 months; and
e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

Mr. Broom’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Broom without cause or Mr. Broom resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 6 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses;
c)	his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;
d)	his annual performance bonus, calculated based on the average of the last three complete calendar years multiplier and previously used to calculate his performance bonus, if any, for those years, divided by 12 and multiplied by 6 months; and
e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

In addition, upon termination of employment agreements by the Company, Dr. Chan, Mr. Chin and Mr. Broom are entitled to the immediate vesting of all unvested options and RSUs previously granted.

Each employment agreement contains a twelve month non-competition and non-solicitation clause. If the employment of the Named Executive Officers were terminated without just cause on December 31, 2015, the Named Executive Officers would be paid an incremental amount outlined in the table below. Please note that termination benefits have been calculated based on Canadian dollars, but presented in U.S. dollars at the average rate of Cdn$1.00 equal US$0.7832.

Payment ($)
Amiee Chan	860,815
Arthur Chin	488,521
Ken Broom	88,469
Total	1,437,805

D.	Employees

The chart below provides a breakdown of the number of employees (including full time equivalents) by function as at December 31:

	2015	2014	2013
Senior Management	3	3	3
Research and Development	35	26	24
Sales and Marketing	28	30	28
Production and Logistics	100	92	88
Finance and Administration	12	10	11
Total	178	161	154

The following table summarizes the number of employees by geographical location as at December 31:

	2015	2014	2013
Canada	167	151	144
United States	7	6	6
Other	4	4	4
Total	178	161	154

The Company believes that its workforce is highly skilled, capable and motivated and that the relations with the Company’s employees are good. The Company’s workforce is not unionized or part of any collective labour agreement.

E.	Share ownership

Minimum Share Ownership

Effective May 5, 2015, the Company has implemented the Minimum Share Ownership Policy for the Board of Directors and certain executive officers. This policy applies to ownership of common shares excluding stock options and RSUs. The Board of Directors and executive officers are required to achieve compliance of this policy within five years based on the later date of appointment to the position or the effective date of this policy. The value per share is calculated based on the greater of market value at the date of measurement which occurs at year-end or adjusted cost base at the time the shares are acquired.

The following summarizes the requirements:

  Directors – 3 times base annual cash stipend excluding Chair and Board meeting fees at the time of measurement.

  CEO and President – 2 times base salary at the time of measurement.

  CFO – 1 time base salary at the time of measurement.

  General Manager – Exempt.

The following table sets forth the securities owned, controlled or directed by Directors and executive officers of the Company as at December 31, 2015:

	Number of		Value of	Minimum value
	common		common	of share
	shares	As a % of	shares owned	ownership
	owned,	outstanding	as at	requirement as	Status of
Name, Position,	controlled or	common	31-Dec-15	at 31-Dec-15	compliance
Country of residence	directed(1)	shares	(Cdn$)	(Cdn$)	(Yes/No)
Fabio Doninelli (Chair of the Board and member of the Audit and Compensation Committees) Switzerland	231,277(2)	3.97%	199,586	67,500	Yes

Joseph Caprio (Director and Chair of the Compensation Committee) USA	27,781(3)	0.48%	146,512	67,500	Yes

James Topham (Director and Chair of the Audit Committee) Canada	12,544	0.22%	76,518	67,500	Yes

Peter Ciceri (Director and member of the Audit and Compensation Committees) Canada	671	0.01%	4,093	67,500	No(4)

Amiee Chan (Director, President and CEO) Canada	89,447	1.53%	562,124	580,000	No(4)

Arthur Chin (CFO) Canada	20,899	0.36%	127,486	250,000	No(4)
Ken Broom (General Manager of Sinclair Technologies) Canada	Nil	Nil	N/A	N/A	N/A

NOTES:
(1)	The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares. Please refer to Item 10B below for further information.
(2)	Mr. Fabio Doninelli directly owned 32,719 common shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 198,558 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 231,277.

(3)	Mr. Caprio directly owned 23,731 common shares of the Company. By virtue of Mr. Caprio’s spouse, he exercised direction over an additional 4,050 common shares of the Company, bringing his total number of common shares controlled to 27,781.
(4)	Mr. Ciceri, Dr. Chan and Mr. Chin were not in compliant with the minimum ownership requirement as at December 31, 2015, but they are expected to achieve compliance within the required time frame.

Outstanding option-based awards and share-based awards

The following table sets forth the details of the Directors and Executive Officers outstanding stock options and RSUs as at December 31, 2015 and the fiscal year-end value of in-the-money unexercised options. Number of shares and share prices are presented on a post-consolidated basis. For more information please see Item 10B below:

	Option - based awards				Share - based awards
	No. of			Value of		Market value of
	securities	Options		unexercised		share-based
Name	underlying	exercise	Options	in the money	Number of	awards that have
	unexercised	price	expiration	options	RSUs not	not vested
	options	(Cdn$)	date	(Cdn$)(1)	vested	(Cdn$)(2)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	15,000	8.60	4-Mar-16	Nil	-	-
	2,321	5.40	5-Mar-18	1,625	-	-
	-	-	-	-	2,610	15,921
Joseph Caprio (Director and Chair of the Compensation Committee)	10,000	4.80	14-Dec-16	13,000	-	-
	1,607	5.40	5-Mar-18	1,125	-	-
	-	-	-	-	2,049	12,499
James Topham (Director and Chair of the Audit Committee)	10,000	7.30	12-May-16	Nil	-	-
	1,964	5.40	5-Mar-18	1,375	-	-
	-	-	-	-	2,209	13,475
Peter Ciceri (Director and member of the Audit and Compensation Committees)	10,000	6.40	16-Jul-20	Nil	-	-
	-	-	-	-	1,054	6,429
Amiee Chan (Director, President and CEO)	20,000	4.80	14-Dec-16	26,000	-	-
	16,047	5.40	5-Mar-18	11,233	-	-
	8,267	5.30	25-Feb-19	6,614	-	-
	-	-	-	-	29,385	179,249

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options (Cdn$)(1)	Number of RSUs not vested	Market value of share-based awards that have not vested (Cdn$)(2)
Arthur Chin (CFO)	10,000	7.00	1-Feb-16	Nil	-	-
	11,429	5.40	5-Mar-18	8,000	-	-
	7,086	5.30	25-Feb-19	5,669	-	-
	-	-	-	-	25,187	153,641
Ken Broom (General Manager of Sinclair Technologies)	2,500	$4.80	13-May-18	3,250	-	-
	3,500	$5.10	22-Nov-18	3,500	-	-
	661	$5.30	25-Feb-19	529	-	-
	4,642	$6.86	3-Mar-20	Nil
	-	-	-	-	1,855	$11,316

NOTES:

(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2015, Cdn$6.10, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2015, Cdn$6.10.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2015 for each of the Directors and Executive Officers of the Company:

Name	Option-based awards - Value vested during the year ($)	Share-based awards – Value vested during the year ($)(1)	Non-equity incentive plan compensation – Value earned during the year($)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	Nil	30,544	N/A
Joseph Caprio (Director and Chair of the Compensation Committee)	Nil	23,555	N/A
James Topham (Director and Chair of the Audit Committee)	Nil	25,803	N/A
Peter Ciceri (Director and member of the Audit and Compensation Committees)(3)	Nil	3,179	N/A

76

Shannon Susko (former Director and member of the Compensation Committee)(2)	Nil	6,044	N/A
Amiee Chan (Director, President and CEO)	Nil	91,110	N/A
Arthur Chin (CFO)	Nil	67,021	N/A
Ken Broom (General Manager of Sinclair Technologies)	Nil	351	N/A

Note:

(1)

Amounts in this column reflected share-based awards that were vested and released in 2015. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2015 of Cdn$1.00 to US$0.7832. The number of RSUs vested and TSX closing prices were adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described under Item 10B below.

Name	RSUs vested	Vesting date	Closing price on TSX on vesting dates (Cdn$)
			$
Fabio Doninelli	4,027	8-May-2015	5.90
Joseph Caprio	3,062	8-May-2015	5.90
James Topham	3,399	8-May-2015	5.90
Shannon Susko	1,308	8-May-2015	5.90
Amiee Chan	12,981	8-May-2015	5.90
Arthur Chin	9,706	8-May-2015	5.90
Ken Broom	76	8-May-2015	5.90
Fabio Doninelli	2,519	6-Nov-2015	6.05
Joseph Caprio	1,985	6-Nov-2015	6.05
James Topham	2,131	6-Nov-2015	6.05
Peter Ciceri	671	6-Nov-2015	6.05
Amiee Chan	6,569	6-Nov-2015	6.05
Arthur Chin	4,679	6-Nov-2015	6.05

(2)	Shannon Susko ceased to be a Director and member of the Compensation Committee on July 15, 2015.
(3)	Peter Ciceri became a Director on July 16, 2015 and a member of the Audit and Compensation Committees on August 5, 2015.

7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

On May 8, 2013, the shareholders of the Company voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding were reduced to 5,831,658 common shares on a post-consolidated basis.

To the knowledge of the Directors and Executive Officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company are as follows:

Name	Number of common shares (1)	Percentage of common shares

Privet Fund Management LLC	1,027,170	17.61%

Note:

(1)

The information as to the common shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

B.	Related party transactions

Reference is made under exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013, specifically Note 22 “Related Party Transactions”.

C.	Interests of experts and counsel

Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3. Consolidated Financial Statements and Other Financial Information

Reference is made under exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013 to this Form 20-F.

A4. – A6.

Not applicable

A7. Litigation

From time to time the Company may enter into legal proceedings relating to certain potential claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position. As at March 18, 2016, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

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

On February 10, 2015, the Company’s common shares commenced trading on the NYSE MKT under the ticker symbol ‘NSAT’. The Company’s common shares ceased trading on the OTCBB under the ticker symbol ‘NSATF’ concurrent with the listing of its shares on the NYSE MKT. The Company’s common shares also continue to trade on the TSX under the symbol “NII”.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. The table below reflects the 1 for 10 share consolidation.

The high and low share prices for the Company’s common shares on the TSX, the OTCBB and NYSE MKT for a) the five most recent full financial years, b) the two most recent financial years by quarter and any subsequent full quarter, c) and the most recent six months are listed below:

		TSX		OTC BB		NYSE MKT
		(Cdn$)		(US$)		(US$)
		High	Low	High	Low	High	Low
a)	2015	7.05	5.00	-	-	5.75	3.28
	2014	6.40	4.70	5.50	4.10	-	-
	2013	6.10	4.20	10.10	4.10	-	-
	2012	5.50	3.50	5.50	3.50	-	-
	2011	9.60	4.40	9.50	4.30	-	-
b)	2015
	Fourth quarter	6.29	5.15	-	-	4.84	3.99
	Third quarter	6.50	5.00	-	-	5.04	3.28
	Second quarter	7.00	5.55	-	-	5.62	4.35
	First quarter	7.05	5.00	-	-	5.75	4.25

			TSX		OTC BB		NYSE MKT
			(Cdn$)		(US$)		(US$)
			High	Low	High	Low	High	Low
b)	2014
	Fourth quarter		6.40	4.70	5.50	4.10	-	-
	Third quarter		5.40	4.80	5.00	4.40	-	-
	Second quarter		5.80	4.90	5.30	4.40	-	-
	First quarter		6.10	4.80	5.30	4.40	-	-
c)	Last 6 Months
	February	2016	6.10	5.55	-	-	4.45	3.90
	January	2016	6.15	5.71	-	-	4.49	4.02
	December	2015	6.29	5.98	-	-	4.61	4.18
	November	2015	6.20	5.48	-	-	4.84	4.15
	October	2015	5.75	5.15	-	-	4.52	3.99
	September	2015	6.10	5.15	-	-	4.66	3.28

10.	ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and Articles of Association

Incorporation

The Company was incorporated on October 15, 1982 under the Company Act of the Province of British Columbia under the name Norsat International Inc. Effective September 27, 1989, the name of the Company was changed to NII Norsat International Inc., and on July 2, 1999 was further amended to its present name, Norsat International Inc. Our incorporation number is 255727. Our memorandum of incorporation (the “Memorandum”) and our articles (the “Articles”) were included as exhibits in Item 3.1 and 3.2 with our Annual Report filed in June 2000. Effective March 28, 2006, Norsat was registered under the BC Business Corporation Act (the “Act”). On June 30, 2011, the Company filed a Notice of Change of Articles on EDGAR and filed its updated articles under the Act. The amendments principally reflect the provisions of the Act that modernized British Columbia corporate legislation. The new articles do not include a number of provisions that were contained in the previous Articles that are now covered by the Act in order to avoid the possibility of conflict or the possibility of having to comply with both the statutory provision and a corresponding but different provisions in the new articles which include the use of the new terminology adopted under the Act.

Powers and Functions of the Directors

Our Articles state that it is the duty of any of our Directors who are directly or indirectly interested in a contract or proposed contract with us to declare the nature of their interest in accordance with the provisions of the Act. Our Articles also state that a director shall not vote in respect of the approval of any contract or transaction with our Company in which he is interested and if he shall do so his vote shall not be counted, but shall be counted in the quorum present for the meeting at which the vote is taken.

Directors Power to Vote on Compensation for Themselves

Subject to the Act, our Articles provide that the Directors may determine to be paid out of our funds or capital as remuneration for their services. The Directors may also determine the proportions and manner that the remuneration will be divided among them.

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

Number of Shares Required for a Director’s Qualification

Our Articles do not provide for requirements of shares for a director’s qualification.

Share Capital

The Company has an unlimited number of common shares authorized.

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding were reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at March 18, 2016 and December 31, 2015 were the same at 5,831,658.

This annual report on Form 20-F reflects the share capital consolidation on a retroactive basis. Hence, the number of common shares, options, RSUs and price per share calculations reflect the impact of the share capital consolidation.

Common Shares

The Holders of our common shares are entitled to dividends if, as and when declared by the Board of Directors, to one vote per common share and, upon dissolution of the Company, to receive the remaining property and assets of the Company available for distribution.

Dividend Record

Our Company has not paid any dividends during its history. The Company has no fixed dividend policy. Payment of dividends in the future will depend upon, among other factors, the Company’s earnings, capital requirements and financial condition. The Company does not anticipate that dividends will be paid in the foreseeable future.

Alteration of Share Rights

A special resolution is required to effect a change in the rights of the shareholders. A special resolution is a resolution passed by a two-thirds majority of the votes cast by shareholders of the Company who being entitled to do so, vote in person or by proxy at a meeting of the shareholders of the Company, or a resolution in writing signed by every shareholder of the Company who would have been entitled to vote at a meeting of the shareholders of the Company.

Meetings of Shareholders: Annual Meetings

The annual general meeting of our shareholders is held at such time and on such day in each year as the directors of the Company may, from time to time, determine for the purpose of receiving the reports and financial statements required by the Act to be presented to the annual meeting, electing directors, appointing auditors and for the transactions of such other business as may properly be brought before the meeting. Annual general meetings are required to be held once in every calendar year at a time, not being more than 15 months after the holding of the last preceding annual general meeting.

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

Foreign Ownership Limitations

Neither the Act nor the incorporation documents of the Company imposes limitations on the rights, including the right of non-resident or foreign shareholders, to hold or exercise voting rights attached to the common shares.

Change of Control

No provisions of the Company’s Articles exist that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

Share Ownership Reporting Obligations

No provision of the Company’s Articles imposes any requirements on shareholders requiring share ownership to be disclosed. The securities laws of the Company’s home jurisdiction require disclosure of shareholdings by: (a) persons who are directors or senior officers of the Company; and (b) a person who has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control over the securities of the Company carrying more than 10% of the voting rights attached to all of the Company’s outstanding voting securities.

Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.	Material Contracts

None.

D.	Exchange controls

To the best of the Company's knowledge, there are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares. Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the U.S.

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

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving common shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the U.S. dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own common shares through a partnership or other pass-through entity, and deals only with common shares held as "capital assets" as defined in Section 1221 of the Code.

This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of common shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined under Section 7701(a)(3) of the Code) have the authority to control all the substantial decisions of the trust or (ii) the trust was in existence on August 20, 1996 and, in general, would have been treated as a U.S. Holder under rules applicable prior to such time, provided the trust elects to continue such treatment thereafter.

U.S. holders of common shares are advised to consult with their own Tax advisors with respect to the U.S federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and sale of Common Shares applicable in their particular Tax situations.

The summary is intended for U.S. Holders only and is of a general nature. Furthermore, it is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular U.S. Holder. The tax considerations relative to the purchase, ownership, and disposition of the common shares may vary from shareholder to shareholder depending on the shareholder’s particular status. Accordingly, shareholders are urged to consult their own tax advisors as to the tax consequences in their particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the passive foreign investment company (PFIC) rules, upon the sale, exchange or other disposition of common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in the common shares. Any gain or loss will be a capital gain or loss, and such capital gain or loss will be long-term capital gain or loss if the holding period of the common shares exceeded one year as of the date of the sale. Such gain generally is treated as a U.S. source gain for U.S. foreign tax credit limitation purposes. Gain from the sale, exchange or other disposition of shares held more than one year is long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate taxpayers. A reduced rate does not apply to capital gains realized by a United States Holder that is a corporation. Capital losses are generally deductible only against capital gains and not against ordinary income. In the case of an individual, however, unused capital losses in excess of capital gains may offset up to $3,000 annually of ordinary income. Gain or loss recognized by a United States Holder on a sale, exchange or other disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. A United States Holder who receives foreign currency upon disposition of common shares and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. United States Holders should consult their own tax advisors regarding the treatment of a foreign currency gain or loss.

If the Company purchases common shares from a U.S. Holder, such transaction will be treated as a taxable sale or exchange of the common shares by the U.S. Holder if the transaction meets certain conditions under U.S. federal income tax rules, or otherwise will be treated as a distribution by the Company in respect of the U.S. Holder’s common shares, as described below.

Treatment of Dividend Distributions

Subject to different treatment pursuant to the PFIC rules, in the event that we pay a dividend, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on common shares, including any Canadian taxes withheld from the amount paid, on the date the distribution is received, to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In addition, distributions of the Company's current or accumulated earnings and profits will be foreign source "passive category income" for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's adjusted tax basis in the common shares and, to the extent in excess of such basis, will be treated as capital gain. Any such capital gain will be long-term capital gain if the U.S. Holder has held the common shares for more than one year at the time of the distribution.

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

Subject to possible future changes in U.S. tax law, individuals, estates or trusts who receive "qualified dividend income" (excluding dividends from a PFIC) in taxable years beginning after December 31, 2002 and before January 1, 2013 generally will be taxed at a maximum U.S. federal rate of 15% (rather than the higher tax rates generally applicable to items of ordinary income) provided certain holding period requirements are met. Subject to the discussion of the PFIC rules below, the company believes that dividends paid by it with respect to its common shares should constitute "qualified dividend income" for United States federal income tax purposes and that holders who are individuals (as well as certain trusts and estates) should be entitled to the reduced rates of tax, as applicable Qualified dividend income received after 2012 generally will be taxed at a maximum U.S. federal rate of 15%, except for individuals, (and certain estates and trusts) otherwise in the highest tax bracket of 39.6% in which qualified dividend income will be taxed at 20%. In addition to the applicable federal tax on qualified dividend income, taxpayers with substantial investment income will be subject to a 3.8% surtax on investment income. Taxpayers subject to this surtax and in the highest tax bracket will pay 23.8% on qualified dividend income. U.S. Holders are urged to consult their own tax advisors regarding the impact of the "qualified dividend income" provisions of the Code on their particular situations, including related restrictions and special rules.

Information Reporting and Backup Withholding

Payments made within the United States, or by a U.S. payer or U.S. middleman, of dividends and proceeds arising from certain sales or other taxable dispositions of common shares will be subject to information reporting. Backup withholding tax, at the then applicable rate, will apply if a U.S. Holder (a) fails to furnish the U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) is notified by the IRS that the U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (c) fails to certify, under penalty of perjury, that the U.S. Holder has furnished the U.S. Holder's correct U.S. taxpayer identification number and that the IRS has not notified the U.S. Holder that the U.S. Holder is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if the U.S. Holder follows the requisite procedures and timely furnishes the required information to the IRS. U.S. Holders should consult their own tax advisors regarding the information reporting and backup withholding tax rules.

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

Taxation of Distributions from the Company

Dividends paid or credited on the common shares to U.S. residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of common shares by the Company, as described below. The rate of withholding tax is reduced if the recipient of the dividends is a company that is the beneficial owner of at least 10% of the voting stock of the Company at the time the dividend is paid. In this case, the rate is 5% of the gross amount of the dividends.

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

Taxation of Capital Gains on Sale of Common Shares

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition or deemed disposition of common shares unless the common shares constitute or are deemed to constitute "taxable Canadian property" other than "treaty-protected property", as defined in the Canadian Tax Act, at the time of such disposition. Generally, common shares will not be "taxable Canadian property" to a U.S. Holder at a particular time, where the common shares are listed on a designated stock exchange (which currently includes the TSX and NYSE MKT) at that time, unless at any particular time during the 60-month period immediately preceding that time: (A) 25% or more of the issued shares of any class or series of shares of the capital stock of Norsat were owned by or belonged to one or any combination of the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length, partnerships in which the U.S holder or persons with whom the U.S. Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships; and (B) more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of (i) real or immoveable properties situated in Canada, (ii) "Canadian resource properties", (iii) "timber resource properties" and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists, in each case as defined in the Canadian Tax Act. In certain circumstances set out in the Canadian Tax Act, the common shares of a particular U.S. Holder could be deemed to be "taxable Canadian property" to that holder. Even if the common shares are "taxable Canadian property" to a U.S. Holder, they generally will be "treaty-protected property" to such holder by virtue of the Convention if the value of such shares at the time of disposition is not derived principally from "real property situated in Canada" as defined for these purposes under the Convention and the Canadian Tax Act. Consequently, on the basis that the value of the common shares should not be considered to derive or to have derived their value principally from such "real property situated in Canada" at any relevant time, any gain realized by the U.S. Holder upon the disposition of the commons shares generally will be exempt from tax under the Canadian Tax Act.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

Copies of the most recent annual report, consolidated financial statements for the year ended December 31, 2015, 2014 and 2013 and subsequent interim consolidated financial statements of the Company may be obtained, upon request, from the CFO of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

We are required to file reports and other information with the securities commissions in British Columbia and Ontario. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with those provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system. We ‘‘incorporate by reference’’ information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this report and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this report. Our SEC file number is 0-12600. As a foreign private issuer, we are exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. We have included in this report certain information disclosed in our Proxy Statement (Information Circular) prepared under Canadian securities rules. We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: Norsat International Inc., 110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4 Attention: CFO.

I.	Subsidiary Information

Reference is made under “Item 4C. Organization Structure”.

11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made under Exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2015 and 2014 and for each of the years ended December 31, 2015, 2014 and 2013, filed as Exhibit 6.1 to this Form 20-F, specifically Note 7 “Financial Instruments Risk”.

12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2015.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2015, in accordance with the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2015.

While our CEO and CFO believe that our internal control over financial reporting provides a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

This Annual Report on Form 20-F does not include an attestation report from the Company’s Independent Auditor on the effectiveness of internal control over financial reporting as of December 31, 2015, as permitted under the rules of the SEC for non-accelerated filers.

Changes in Internal Control over Financial Reporting

During 2015, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

16.	[RESERVED]

16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Reference is made to “Item 6-C – Board Practices”. Norsat’s Board of Directors has determined that it has at least one Audit Committee financial expert serving on its Audit Committee. Mr. James Topham has been determined to be the Audit Committee financial expert. The Commission has indicated that the designation of Mr. Topham as an Audit Committee financial expert does not make Mr. Topham an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Topham that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee. Mr. Topham is “independent” as that term is defined in the listing standards of the NYSE MKT. As a result, Mr. Topham serves as the Chair of the Audit Committee of Norsat.

16B.	CODE OF ETHICS

Norsat’s Code of Ethics, which provides guidelines for the behaviour of all directors, officers and employees, including Norsat’s principal executive officer, principal financial officer, in carrying out their responsibilities is posted on the Company’s web site at www.norsat.com under the heading Investors, Corporate Governance, Corporate Policies.

16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

All requests for non-prohibited audit, audit related and non-audit services provided by the external auditors and its affiliates to the Company are required to be pre-approved by the Audit

Committee. To enable this, the Company has implemented a process by which all requests for services involving the external auditors are reviewed by the CFO to ensure that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request. If the request passes this review, it is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting. If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full Audit Committee’s review at the next scheduled quarterly meeting). Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table sets forth fees paid or accrued in Canadian dollars by the Company to PwC related to 2015 and Grant Thornton LLP related to 2015 and 2014:

Period	Audit Fees	Audit Related Fees	All Other Fees	Total
	Cdn$	Cdn$	Cdn$	Cdn$
2015	175,643	-	10,000	185,643
2014	191,220	146,186	-	337,406

Audit Fees were for services rendered for the audit of the annual consolidated financial statements and for the reviews of the Company’s quarterly financial statements.

Audit Related Fees in 2014 were for services rendered in connection with an acquisition pursued by the Company.

All Other Fees in 2015 were for services rendered in connection with tax services.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

During 2015, the Company purchased common shares in the open market to settle awards to employees vesting under the RSU Plan. We purchased a total of 59,738 common shares at an average share price of Cdn$4.93, for approximately Cdn$0.3 million. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares are held by a third party trustee to be released to the participants upon vesting of the RSUs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
May 2015	58,411	Cdn$4.93	N/A	N/A
November 2015	1,327	Cdn$4.95	N/A	N/A

16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective March 5, 2015, the Board of Directors approved the appointment of PwC as the independent auditors of the Company. For more details, please refer to the Company’s Form 20-F for the year ended December 31, 2014, filed as Exhibit 5.4 to this Annual Report on Form 20-F.

16G.	CORPORATE GOVERNANCE

The Company reports that there are no significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the U.S. following the listing standards of the NYSE MKT.

16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

17.	FINANCIAL STATEMENTS

Not applicable.

18.	FINANCIAL STATEMENTS

Not applicable.

19.	EXHIBITS

Exhibit No	Description	Form	Filing Date	Film No	Exhibit	Filed as exhibits to this Form 20-F
1.1	Articles of Incorporation	6K	June 30, 2011	11941737	99.1
1.2	Notice of Change of Articles	6K	June 30, 2011	11941737	99.2
5.1	Change of Auditor Notice	6K	March 10, 2015	15686751	99.1
5.2	Letter from Former Auditor -Grant Thornton LLP	6K	March 10, 2015	15686751	99.2
5.3	Letter from Successor Auditor – PricewaterhouseCoopers LLP	6K	March 10, 2015	15686751	99.3
5.4	Annual report for the fiscal year ended December 31, 2014	20-F	March 24, 2015	15721449	N/A
6.1	Audited Consolidated Financial Statements for the Years Ended December 31, 2015, 2014, and 2013	6K	March 7, 2016	161488078	99.2
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, CEO and CFO					X
99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X
99.3	Certification required by Rule 13(a)or 15(d) of the Exchange Act, CFO					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Norsat International Inc.

(Registrant)

“Arthur Chin”

Date:	March 18, 2016	Arthur Chin, Chief Financial Officer