Form 20-F
period 2016-12-31
Norsat International Inc.
filed 2017-03-23
CIK 748213

OMB Number: 3235-0288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

NORSAT INTERNATIONAL INC.
British Columbia, Canada

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31st, 2016

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

110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4
(Address of principal executive offices)

Arthur Chin, 604-821-2809, achin@norsat.com
110 – 4020 Viking Way, Richmond, British Columbia, Canada V6V 2L4
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
5,848,808 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

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

Yes [ X ] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [ X ] No [   ]

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

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b -2 of the Exchange Act).

Yes [   ] No [ X ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ] No [   ]

Table Of Contents

PART I		5
1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	5
2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
3.	KEY INFORMATION	6
A.	SELECTED FINANCIAL DATA	6
B.	CAPITALIZATION AND INDEBTEDNESS	8
C.	REASONS FOR THE OFFER AND USE OF PROCEEDS	8
D.	RISK FACTORS	8
4.	INFORMATION ON THE COMPANY	15
A.	HISTORY AND DEVELOPMENT OF THE COMPANY	15
B.	BUSINESS OVERVIEW	21
C.	ORGANIZATIONAL STRUCTURE	26
D.	PROPERTY AND EQUIPMENT	27
4A.	UNRESOLVED STAFF COMMENTS	27
5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	27
A.	OPERATING RESULTS	27
B.	LIQUIDITY AND CAPITAL RESOURCES	53
C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	57
D.	TREND INFORMATION	58
E.	OFF-BALANCE SHEET ARRANGEMENTS	59
F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	59
G.	SAFE HARBOR	60
6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	60
A.	DIRECTORS AND SENIOR MANAGEMENT	60
B.	COMPENSATION	62
C.	BOARD PRACTICES	65
D.	EMPLOYEES	73
E.	SHARE OWNERSHIP	74
7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A.	MAJOR SHAREHOLDERS	78
B.	RELATED PARTY TRANSACTIONS	79
C.	INTERESTS OF EXPERTS AND COUNSEL	79
8.	FINANCIAL INFORMATION	79
A1 – A3. CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION		79
B. SIGNIFICANT CHANGES		80
9.	THE OFFER AND LISTING	80
10.	ADDITIONAL INFORMATION	82
A.	SHARE CAPITAL	82
B.	MEMORANDUM AND ARTICLES OF ASSOCIATION	82
C.	MATERIAL CONTRACTS	85
D.	EXCHANGE CONTROLS	85
E.	TAXATION	85
F.	DIVIDENDS AND PAYING AGENTS	89
G.	STATEMENT BY EXPERTS	89

H.	DOCUMENTS ON DISPLAY	89
I.	SUBSIDIARY INFORMATION	90
11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK90
12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	90
PART II		90
13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	90
14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	90
15.	CONTROLS AND PROCEDURES	90
16.	[RESERVED]	91
16A.	AUDIT COMMITTEE FINANCIAL EXPERT	92
16B.	CODE OF ETHICS	92
16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	92
16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES93
16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER	93
16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	93
16G.	CORPORATE GOVERNANCE	93
16H.	MINE SAFETY DISCLOSURE	93
PART III		93
17.	FINANCIAL STATEMENTS	93
18.	FINANCIAL STATEMENTS	93
19.	EXHIBITS	94

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

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information –Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8 A1-A3. Consolidated Statements and Other Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norsat International Inc. is referred to in this annual report as “Norsat”, “we”, “our”, “our company”, “the Company” or “us”.

All dollar amounts presented in the Annual Report on Form 20-F is presented in United States dollars unless otherwise indicated. Reference should be made to Item 3A for information on exchange rates between the Canadian dollar and the United States dollar.

Unless we indicate otherwise, all information in this Annual Report is stated as of March 23, 2017, the date as of which we prepared information for our annual report to shareholders.

PART I

1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not applicable.

2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

3.	KEY INFORMATION

A.	Selected financial data

Table 1 below summarizes selected consolidated financial data for Norsat International Inc. (“the Company”, “Norsat”, or “we”) for the last five fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012 which have been extracted from the Company’s audited consolidated financial statements and related notes and should be read in conjunction with such financial statements. The table should be read together with "Item 5 - Operating and Financial Review and Prospects."

The audited consolidated financial statements as at December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 are referenced under the heading “Item 8 A. Consolidated Statements and Other Financial Information” and filed as Exhibit 6.1.

Our consolidated financial statements for fiscal years 2012 through 2016 are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

In this Form 20-F Annual Report, unless otherwise specified, all monetary amounts are expressed in United States dollars. All references to "US$" or "$" are to U.S. dollars and all references to "Cdn$" are to Canadian dollars. The following table sets forth, for each period indicated, exchange rates Canadian dollar expressed in U.S. dollars:

US$ to Cdn$	2016	2015	2014	2013	2012
December 31	0.7448	0.7225	0.8620	0.9402	1.0051
Annual average	0.7552	0.7832	0.9055	0.9711	1.0008

Table 1: Selected Financial Information

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common shares outstanding are reflected on a post-consolidated basis. For further information please see Item 10B.

Income Statement Data	Year ended December 31,
(‘000, except per share amounts)	2016	2015	2014	2013	2012
	$	$	$	$	$
Sales	38,041	36,100	36,179	36,418	42,429

Earnings before income taxes	4,491	4,769	3,701	2,976	2,553
Current income tax expense/ (recovery)	13	(66)	(214)	270	782
Deferred income tax expense/ (recovery)	1,198	(3,815)	(279)	(1,001)	(3,283)
Earnings from continuing operations	3,280	8,650	4,195	3,707	5,054
Earnings/(loss) from discontinued operations	-	-	-	-	81

Net earnings for the year	3,280	8,650	4,195	3,707	5,135

Earnings from continuing operations and net earnings per share – basic	0.57	1.50	0.73	0.64	0.87
Earnings from continuing operations and net earnings per share – diluted	0.56	1.50	0.73	0.64	0.87
	#	#	#	#	#
Number of shares after share consolidation(1)	5,848	5,832	5,832	5,832	5,832
Weighted average number of shares – basic	5,768	5,758	5,758	5,780	5,815
Weighted average number of shares – diluted	5,897	5,778	5,761	5,782	5,815

Dividends per share	-	-	-	-	-
Balance Sheet Data	As at December 31,
	2016	2015	2014	2013	2012
	$	$	$	$	$
Cash and cash equivalents	15,045	4,586	5,514	3,273	5,054

Total assets	49,000	41,509	38,863	36,675	38,518

Net assets	39,519	35,947	28,984	26,424	24,234
Government repayment obligation – Current and non-current	2,128	-	-	-	-

Acquisition loan	-	-	2,371	4,413	6,953
Promissory note payable – Current and non-current	-	-	-	-	693

Issued capital	40,016	39,851	39,851	39,851	39,851
Other Financial Data	Year ended December 31,
	2016	2015	2014	2013	2012
	$	$	$	$	$

EBITDA(2)	5,315	6,085	5,091	4,613	4,646

Adjusted EBITDA(2)	7,577	5,254	4,685	5,120	4,815

Note:

(1)	The number of common shares was adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described under Item 10B below.

(2)

EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” under the heading “Item 5 - Operating and Financial Review and Prospects”. The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

Year ended December 31	2016	2015	2014	2013	2012
(‘000)
	$	$	$	$	$
Net earnings	3,280	8,650	4,195	3,707	5,135
Interest (income)/expense	(16)	21	115	236	536
Depreciation and amortization	840	1,296	1,275	1,401	1,476
Tax expense/(recovery)	1,211	(3,882)	(494)	(731)	(2,501)
EBITDA	5,315	6,085	5,091	4,613	4,646
Loss/(gain) on foreign exchange	263	(793)	(586)	(888)	250
Loss from discontinued operations	-	-	-	-	(81)
Other income	-	(38)	-	-	-
Corporate development costs	135	-	180	131	-
Write-down of inventory	-	-	-	1,264	-
Long-term portion of government repayment obligation	1,864	-	-	-	-
Adjusted EBITDA	7,577	5,254	4,685	5,120	4,815

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk factors

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

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in the communications industry. The communications industry is characterized by rapid technological changes, short technology and product life cycles, pressure to provide improved solutions at increasingly lower prices and frequent introduction of new technologies and products. To succeed, the Company must be able to control spending and prudently allocate financial resources to optimize value. Also, the Company must identify emerging trends and enhance its existing technologies and develop new technologies and products to meet market requirements. To drive sales, the Company’s products must meet the needs of existing and potential customers and be competitively priced; additional judgment will need to be exercised if the granting of credit to customers is required to close the transaction. In view of the current difficulty, both in obtaining credit and accessing the capital markets, stewardship of cash continues to be critical to the Company’s success. Additionally, there must be sufficient interest in and demand for the Company’s products. If the Company does not develop these new technologies and products in a timely and cost effective manner, or if others develop new technologies ahead of us, the Company may not achieve profitability in the communications industry and may not be able to participate in selling these new technologies or products. While the Company is able to continue to develop products with funding contributions from the Canadian Federal Government through the Strategic Aerospace & Defense Initiative

(“SADI”) program; without the SADI program contribution, the Company’s product development costs would not be sustainable, thereby jeopardizing our ability to maintain product innovation and leadership.

The Company has customer concentration. A significant portion of the Company’s revenues have been recognized from a customer. A decline in revenue from the customer on which we are dependent or the loss of a large customer could have a material effect on our financial condition and operating results.

For the year ended December 31, 2016, one customer (2015 – one customer) of the Sinclair Technologies operating segment and one customer (2015 – nil) of the Satellite Communications operating segment represented 11% (2015 – 10%, 2014 – 11%, 2013 – 14%, 2012 – 11%) and 10% (2015, 2014, 2013 and 2012 – nil) of the Company’s consolidated revenue.

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

Mergers or other strategic transactions by competitors could weaken the Company’s competitive position or reduce its revenue. If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with existing or prospective clients, thereby limiting our ability to promote its products and services. Disruptions in the Company’s business caused by these events could reduce its competitiveness and ultimately its revenue.

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

RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has unlimited number of Common Stock authorized, of which 5,848,808 were outstanding on a post-consolidated basis at March 23, 2017. See Item 10B below for more information. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.

The current financial market volatility can result in wide fluctuations in the market price of the Company’s stock. Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future. In addition, the uncertainty and volatility in current financial markets, including any publicly announced strategic opportunities and the completion of such opportunities, can result in wide fluctuations in the market price of our stock.

RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company’s operations are heavily exposed to fluctuations in foreign currencies. Most of the Company’s sales are denominated in U.S. dollars, Canadian dollars and Great British Pound (GBP). While the Company expects its revenues and expenses will continue to be denominated primarily in U.S. dollars, a portion of its revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is U.S. dollars, the Company could experience and has experienced the risks of fluctuating currencies. A weaker Canadian dollar decreases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 9% (2015 - 9%) strengthening/(weakening) in the US$ against the Cdn$ would result in a loss/(gain) in net earnings and an increase/(decrease) in the net financial liabilities of approximately $86,000 (2015 - $38,000 decrease in the net financial assets).

An 14% (2015 - 8%) strengthening/(weakening) in the US$ against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $31,000 (2015 - $19,000).

For further information, please refer to note 6 Financial Instruments Risk under the heading “Currency Risk” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014, filed as Exhibit 6.1 to this annual report on Form 20-F.

RISKS ASSOCIATED WITH INTEREST RATES

Borrowings under the Company’s credit facilities bear interest at prime rate plus a margin. If the Company borrows under the credit facilities, it is exposed to interest rate risks due to fluctuations in these rates. A 1% increase in these rates would increase interest expense by approximately $39,000 annually, assuming the Company borrows a maximum of $3.9 million under our credit facilities. As at December 31, 2016, the Company had access to undrawn credit facilities for approximately $3.5 million. For further information, please refer to note 6 Financial Instruments Risk under the heading “Interest rate risk” set forth in the Audited Consolidated Financial Statements for the Years Ended December 31, 2016, 2015 and 2014, filed as Exhibit 6.1 to this annual report on Form 20-F.

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

110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2L4

Telephone: 604-821-2800
Fax: 604-821-2801
Email: investor@norsat.com
www.norsat.com

4.	The principal business events in Norsat’s 33 year history are presented below in in chronological order:

1982	The Company developed the first commercial-grade satellite receivers.

1983

In March 1983, the Company, based in Surrey, British Columbia, completed its initial public offering on the Vancouver Stock Exchange.

The Company broke with industry norm and introduced a gallium arsenide low noise amplifier (LNA) instead of a silicon based LNA.

1984	The Company developed a new series of low noise blocker compatible satellite receivers featuring synthesized video, audio, and infrared remote control.

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

1989	In September 1989, the Company changed its name to NII Norsat International, Inc.

1990	In August 1990, the Company’s shares of common stock commenced trading on TSX.

1991	The Company was issued United States Patent No. 5,019,910 entitled “Apparatus for Adapting Computer for Satellite Communications.”

1992	The Company introduced C-band and Ku-band receivers with noise figures of less than 1.5 dB.

1993	The Company introduced the first digital Low Noise Block Down Converters (“LNBs”) optimized for low data rate applications.

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

1998

The Company acquired IMT Comsys, a private company and originally the Satellite Communications Division of MPR Teltech. IMT Comsys’ products included Ka-band VSATs, solid state power amplifiers LNBs. The acquiree also had development contracts with the European and Canadian Space Agencies for Ka-band subscriber terminals.

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

The Company received a repayable contribution from Government of Canada to assist in research and development activities. The funding program was made through the Ministry of Industry’s SADI. The total contribution will be a maximum of Cdn$5.97 million through to the year 2011. The contract was subsequently extended to December 31, 2012.

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

2013

The Company received a second repayable contribution from Government of Canada to assist in research and development activities. The funding program was made through the Ministry of Industry’s SADI. The total contribution will be a maximum of Cdn$13.3 million through to the year 2017.

The Company acquired certain business assets and assumed certain liabilities of CVG, Incorporated (“CVG”), a U.S.-based satellite communication business for $0.5 million.The acquired assets included new products and associated intellectual property (“IP”) that aligned with the Company’s existing product roadmap and allowed the Company to immediately enter new and additional areas within the satellite communications markets with solid state power amplifiers (“SSPAs”), high power block upconverters (“BUCs”), SATCOM baseband kits and microsatellite terminals (terminals with antenna sizes below 1 metre).

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

2016

The Company launched several new products including the MEDIAN series of Ku-band BUCs, along with a range of LNBs to its microwave product line. The Company also introduced ATOM 250 Watt Ku-band BUCs and SSPAs, one of the most compact sizes of the ATOM Series products in the market and can be configured to suit operation on any Ku Band satellite. Ethernet, redundancy configurations, EMI/EMC, and other custom options are available upon request. In addition, the Sinclair Technologies operating segment launched a new series of heavy duty vehicle mounted duplexers and expanded its portfolio of covert antennas to support law enforcement activities to ensure the integrity of their communications in rough, off-road and extreme environmental conditions.

In July 2016, the Company received an approximate $3.8 million order from Harris Corporation for its compact and efficient ATOM series SSPAs. This contract is for the second phase of the project that the Company first announced in October 2013 and April 2014 after the successful implementation of the SSPAs. This demonstrated that the Company’s continuous investment in R&D has yielded innovations and customizations that offer repeat business.

In September 2016, the Company announced that it had received indications of interest from multiple parties with respect to a strategic transaction. Privet Fund Management LLP (“Privet”) is one such party that has offered to acquire the Company for cash consideration of $8.00 per share subject to due diligence, financing and other conditions. The Company has retained advisors to assist our Board of Directors (the “Board”) in reviewing and evaluating the proposals and comparing such proposals to our strategic plan. The Company has not established a definitive timeline to complete this review and no decision has been reached at this time. The Company does not intend to make any further announcements regarding the review unless the Board has approved a specific transaction or other course of action requiring disclosure.

2017

The Company announced that it has received an approximate $3.3 million order for its GLOBETREKKER 2.0 portable satellite terminals from a U.S. Combat Support Agency supporting the U.S. Department of Defense and Intelligence Community.

The Company announced the expansion of its Ka-band product lines with the launch of the ATOM 50 Watt Ka-band BUCs and SSPAs, and industry leading 4- and 5-band LNBs.

The Company announced that it has recently received a new indication of interest from Privet who has provided a non-binding letter of interest to acquire the Company for cash consideration of US$10.25 per share subject to due diligence, financing, the completion of a definitive agreement and other conditions. The Board, together with the Company’s financial advisors and legal counsel, has been reviewing various strategic alternatives and opportunities to maximize value for shareholders. There can be no assurance that a transaction will be completed. The Company does not intend to make any further announcements regarding a potential sale unless and until the Board has approved a specific transaction or other course of action requiring disclosure.

5.	Capital Expenditures

During 2016, the Company made purchases of property and equipment in the amount of $0.4 million (2015 - $0.2 million, 2014 - $0.6 million) primarily relating to the purchase of equipment for product development and test equipment and operations. There are currently no major capital projects or divestitures in progress.

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

Geographic Split

The Company generated revenues from external customers located in the following geographic locations:

(‘000)	Year ended December 31,
	2016	2015	2014	2013
	$	$	$	$
Canada	3,467	4,129	5,224	6,203
United States	23,533	20,136	21,875	21,731
Europe and other	11,041	11,835	9,080	8,484
Total	38,041	36,100	36,179	36,418

Customer concentration

For the year ended December 31, 2016, one customer (2015 – one customer) of the Sinclair Technologies operating segment and one customer (2015 – nil) of the Satellite Communications operating segment represented 10% and 11% of the Company’s consolidated revenue (2015 –10%, 2014 - 11%).

Business Segments

Our business currently operates primarily through two business segments: Sinclair Technologies and Satellite Communications.

(a) Sinclair Technologies Business Segment

Sinclair Technologies was acquired in 2011 and specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme mechanical/electrical environments and weather conditions. Within these two main product lines, we offer over 2,000 distinct products, including base station antennas, mobile/transit antennas, covert antennas, filters, receiver multi-couplers, and accessories.

Sinclair Technologies products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair Technologies antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems. Most Sinclair Technologies products support both voice and data.

Antennas

Our Sinclair Technologies segment has developed a broad range of antennas, especially in the frequency bands allocated to public safety, air traffic control and land mobile radio applications. Some of these frequencies are currently being “re-farmed” or re-allocated to new applications by governing bodies such as the Federal Communications Commission in the US and Industry

Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through engineering derivative modifications to our existing products.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. Sinclair Technologies played a role in developing low passive inter-modulation (“PIM”) antennas.

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

Sinclair Technologies - Market Profile

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

Competition

The primary competition for antenna and filter products are PCTEL Inc. (NASDAQ:PCTI), Laird PLC (LSE: LRD.L), Bird Technologies, EMR Corporation, Axell Wireless Ltd., RFI Corporation, Comprod Inc. and dbSpectra .

(b) Satellite Communications Business Segment

Our Satellite Communications segment provides two broad categories of products: satellite terminals and microwave components.

Our Satellite Solutions segment provides a comprehensive portfolio of “fly-away” (compact portable) satellite terminals and software interfaces designed for use in locations where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. In addition, we design, develop and market receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers, transmitters, transceivers, SSPAs and other microwave components.

Satellite Terminals

The following is a description of our primary portfolio of portable satellite systems.

Norsat GLOBETrekker™ 2.0 is an intelligent, auto-acquire, rapidly deployable fly-away satellite terminal. GLOBETrekker™ has a modular architecture that enables easy component swapping in the field, a simple one-touch interface, elevated electronics for all terrain deployment and a variety of other feature enhancements that improve usability, performance and ruggedness. The terminal is built to military-grade specifications (MIL-STD-810G) and is easily transported via airline checkable packaging. GLOBETrekker™ is ideal for users with mission critical communication requirements such as military, resource, emergency response, and transportation applications.

The Norsat ROVER™ is an ultra-portable fly-away satellite terminal with assisted acquire technology. The ROVER™ is ideal for the rapid deployments of military and other highly mobile operations.

SigmaLink™ is a fly-away satellite terminal with antenna sizes up to 2.4m, suitable for longer term deployments. SigmaLink™ is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We also have available the RANGER - an assisted-acquire micro-sat terminal. The RANGER is a portable terminal ideal for rapid deployments where portability is essential.

We also offer a series of SATCOM Baseband Kits. These convenient, all-in-one tool kits can be used for worldwide satellite system field deployments. Baseband kits support a variety of applications and are available in Compact Flyaway Kits, Emergency Communications Kits and Red/Black Gateway Kits.

Norsat’s satellite communications for the maritime market includes the COM series, which is a high performance very small aperture terminal solution, designed for militaries, fisheries, Oil & Gas and other commercial applications.

Norsat is currently developing a COM series product that will connect to the Wideband Global SATCOM system (“WGS”) (“COM-WGS series”). WGS is a high capacity satellite communications system planned for use in partnership by the United States Department of Defense (DoD) and the Australian Department of Defence.

We have also launched the Journey Manpack ultra-portable Ku-Band satellite terminal, which is a 6-segment, carbon fiber portable terminal weighing less than 18 kilograms (40 pounds), including the backpack, ideal for military Special Forces and government applications that require maximum portability and quick set up.

Microwave Products

The following is a description of our primary portfolio of microwave components.

We manufacture LNBs and BUCs. An LNB is a key component of every satellite antenna (or “dish”) irrespective of aperture or location. The LNB is mounted at the focal point of the dish to convert incoming microwave signals into electrical signals that are routed to the remote receiver or indoor unit. BUCs convert electrical signals into microwave signals that can be transmitted to an orbiting satellite.

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

Satellite-based Communications - Market Profile

Our satellite and microwave products are used primarily by the satellite communications industry and specifically by organizations in the following satellite ground segments:

  Defence, including military organizations for secure communications and broadband connectivity for short notice deployment or prolonged missions such as base camps;

  Commercial operators, including television broadcasters, satellite television and other dedicated data networks;

  Communications on the move, maritime vessels including commercial and naval fleets and leisure craft and the aviation industry; and

  Public Safety operators including federal agencies and non-governmental organizations.

Competition

For satellite terminals, the Company faces competition from General Dynamics Corporation (NYSE: GD), C3ISR, a segment of L3 Technologies Inc. (NYSE: LLL), TeleCommunication Systems, Inc. (NASDAQ: TSYS), Globecomm Systems Inc. (NASDAQ: GCOM) and Ultra electronics, Gigasat, a segment of Ultra electronics Holdings PLC (LSE: ULE). From time to time, the Company also faces competition from Swe-Dish, a subsidiary of Rockwell Collins, Inc. (NYSE: COL). At times, the Company also faces competition from systems integrators who construct systems on a custom basis for the military including Airbus Group SE (Euronext: EAD), Lockheed Martin (NYSE: LMT) and Raytheon Company (NYSE: RTN).

In the broadcast and commercial markets, the Company faces competition from terrestrial alternatives such as microwave radio vendors and the traditional providers of portable satellite systems including: Swe-Dish, a subsidiary of Rockwell Collins (NYSW: COL); VisLink Plc’s

Advent business unit; Ultra Electronics Holdings (LSE: ULE), Gigasat and Holkirk Communications, a subsidiary of Sematron UK Ltd. The Company also faces competition from service providers such as Harris Caprock Communications and Spacenet, a subsidiary of Gilat Satellite Networks Ltd. (NYSE:GILT).

For microwave products, the primary competition for this business unit comes from New Japan Radio Co, Ltd. (Tokyo Stock Exchange: 6911) and to a lesser extent from the Company’s own suppliers. The Company also faces competition in the BUCs market from Wavestream, a subsidiary of Gilat Satellite Networks Ltd. (NASDAQ: GILT).

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

3. Research and Development

R&D activities and projects are focused on developing new products in the different business segments the Company is involved in. The Company spent 8% of its annual revenues excluding any government contributions and allocated 20% of its staff towards R&D activities.

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

The Company conducts its business through Norsat International Inc., the holding and principal operating company, and the following four wholly-owned subsidiaries as at December 31, 2016:

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

Norsat International (UK) Ltd. is a former distributer of microwave component products in the Europe Middle East and Africa regions. We are in the process of winding up this entity.

Norsat S.A. is a former distributer of satellite systems. We are in the process of winding up this entity.

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

For the expiry dates of the operating lease agreements related to office premises, refer to “Item 5 F. Tabular Disclosure of Contractual Obligations”.

There are no known environmental issues that may affect the Company’s utilization of its assets at any of the above locations.

4A.	UNRESOLVED STAFF COMMENTS

Not applicable

5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating results

The following information should be read in conjunction with the Company’s 2016 consolidated financial statements and related notes included therein, which are prepared in accordance with IFRS as issued by the IASB. All amounts following are expressed in U.S. dollars except when otherwise indicated.

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

Summary of 2016

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2016 and the results of operations, comprehensive income and cash flows for the year ended December 31, 2016.

The following table shows certain key operating results, financial information and other financial data for the years indicated:

(‘000, except per share amounts)	Year ended December 31,
	2016	2015	2014
	$	$	$
Sales	38,041	36,100	36,179
Earnings before income taxes	4,491	4,769	3,701
Current income tax expense/(recovery)	13	(66)	(214)
Deferred income tax expense/(recovery)	1,198	(3,815)	(279)
Net earnings	3,280	8,650	4,195
Earnings from continuing operations and net earnings per share – basic(1)	0.57	1.50	0.73
Earnings from continuing operations and net earnings per share – diluted(1)	0.56	1.50	0.73
EBITDA(2)	5,315	6,085	5,091
Adjusted EBITDA(2)	7,577	5,254	4,685
Weighted average common shares outstanding - basic(1)	5,768	5,758	5,758
Weighted average common shares outstanding - diluted(1)	5,897	5,778	5,761

	As at December 31
	2016	2015	2014
	$	$	$
Total assets	49,000	41,509	38,863
Acquisition loan	-	-	2,371
Issued capital	40,016	39,851	39,851
Shareholders’ equity	39,519	35,947	28,984

Note:

(1)

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As a result, earnings per share and weighted average common share outstanding are reflected on a post-consolidated basis. For further information please see Item 10B below.

(2)	EBITDA and Adjusted EBITDA are non-IFRS measures. Please refer to “Non-IFRS Measures” in this section below.

The following table shows quarterly unaudited financial data for the periods indicated:

(‘000, except per share amounts)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2016	$	$	$	$
Sales	9,553	8,960	8,856	10,672
Net earnings/(loss) for the period	1,162	935	1,385	(202)
Net earnings/(loss) per share from continuing operations – basic(1)	0.20	0.16	0.24	(0.04)
Net earnings/(loss) per share from continuing operations – diluted(1)	0.20	0.16	0.23	(0.04)
EBITDA(2)	1,734	1,605	1,863	112
Adjusted EBITDA(2)	1,685	1,737	1,930	2,224
	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,767	5,765	5,767	5,769
Weighted average common shares outstanding - diluted(1)	5,789	5,816	5,910	5,769

2015	$	$	$	$
Sales	8,410	8,950	9,279	9,461
Net earnings for the period	560	674	1,474	5,942
Net earnings per share from continuing operations – basic and diluted(1)	0.10	0.12	0.26	1.03
EBITDA(2)	769	1,144	1,727	2,445
Adjusted EBITDA(2)	947	1,156	1,687	1,465
	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,766	5,759	5,748	5,759
Weighted average common shares outstanding - diluted(1)	5,789	5,783	5,770	5,775

2014	$	$	$	$
Sales	9,118	9,584	8,107	9,371
Net earnings for the period	2,177	1,000	968	51
Net earnings per share from continuing operations – basic and diluted(1)	0.38	0.17	0.17	0.01
EBITDA(2)	2,459	1,052	1,200	380
Adjusted EBITDA(2)	1,592	1,334	1,017	742
	#	#	#	#
Weighted average common shares outstanding – basic(1)	5,767	5,766	5,761	5,764
Weighted average common shares outstanding - diluted(1)	5,771	5,770	5,763	5,770

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

Results from our two revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair Technologies’ customers build inventories during these quarters prior to commencing installation in the fall and winter seasons. For our Satellite Communications segment, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders can vary and cannot be predicted with historical patterns.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair Technologies reflects this strategy as Sinclair Technologies’ sales are generally more evenly distributed than our Satellite Communications segment. They also tend to be strongest during periods when sales from the Satellite Communications segment are relatively weak. We have mitigated revenue instability by creating revenue backlog, which is expected to help reduce some of the volatility in our financial results in 2017.

Results of Operations

Sales and Gross Margin

	Year ended December 31,
Sales ($000’s)	2016	2015	2014
	$	$	$
Sinclair Technologies	19,953	18.831	21,700
Satellite Communications	18,088	17,269	14,479
Total	38,041	36,100	36,179

	Year ended December 31,
Gross Margin	2016	2015	2014
Sinclair Technologies	49%	46%	40%
Satellite Communications	41%	35%	40%
Total	45%	41%	40%

Fiscal 2016 Compared to Fiscal 2015

For the year ended December 31, 2016, Norsat recorded total sales of $38.0 million, compared to total sales of $36.1 million for 2015.

Sinclair Technologies sales were $20.0 million for 2016, compared to $18.8 million for 2015, reflecting gradual improvement of economic condition in the U.S. and a good demand for our positive train control (“PTC”) products.

Satellite Communications sales were $18.1 million for 2016 compared to $17.3 million for 2015, reflecting the delivery of satellite terminals to a major Eurasian defense contractor. The increase in sales was also due to traction in ATOM product line sales and from an expanding product offering, including shipments to Harris.

On a consolidated basis, gross profit was $17.1 million or 45% for 2016 compared to $14.6 million or 41% for 2015. The Sinclair Technologies segment achieved a gross profit margin of 49% for 2016, compared to 46% for 2015. The Satellite Communications segment recorded a gross profit margin of 41%, compared to 35% for 2015. The increase in gross profit margin reflected higher-margin revenues in the product mix of our products.

Fiscal 2015 Compared to Fiscal 2014

For the year ended December 31, 2015, Norsat recorded total sales of $36.1 million, consistent with total sales of $36.2 million for 2014.

Sinclair Technologies sales were $18.8 million for 2015, compared to $21.7 million for 2014. Sales from this segment were impacted by the continued softness in the infrastructure and public safety markets as a result of the current economic conditions, especially in Canada.

Satellite Communications sales were $17.3 million for 2015 compared to $14.5 million for 2014, reflecting stronger satellite terminal sales to commercial customers in addition to the existing military market. The increase in satellite terminal sales were offset by decrease in microwave products due to the deliveries against a significant ATOM product contract in 2014, which was not repeated in 2015.

On a consolidated basis, gross profit was $14.6 million or 41% for 2015 compared to $14.4 million or 40% for 2014. Sinclair Technologies’ gross profit margin percentage for 2015 increased to 46% from 40% for 2014, as a result of the strengthening of the U.S. dollar against the Canadian dollar as our labor, overhead costs and certain material costs were incurred in Canadian dollars. Gross profit margins from the Satellite Communications segment were 35% for 2015, compared to 40% for 2014, which reflected lower margin revenue in the product mix and competitive price pressures.

Expenses

	Year ended December 31,
Expenses ($000’s)	2016	2015	2014
	$	$	$
Selling and distributing	4,702	4,877	5,413
General and administrative	3,887	4,091	4,029
Product development, net	3,695	1,563	1,579
Loss/(gain) on foreign exchange	263	(793)	(586)
Interest and bank charges	105	140	243
Total Expenses	12,652	9,878	10,678

Product development expenses, net include:

	Year ended December 31,
Product Development Costs ($000’s)	2016	2015	2014
	$	$	$
Product development	3,061	2,873	2,846
Less: Government contributions	(1,494)	(1,310)	(1,267)
Add: Government repayment obligation	2,128	-	-
Product development, net	3,695	1,563	1,579

Fiscal 2016 Compared to Fiscal 2015

For the year ended December 31, 2016, total expenses were $12.7 million, compared to $9.9 million for 2015.

For the year ended December 31, 2016, selling and distributing expenses were $4.7 million, compared to $4.9 million for 2015.

General and administrative expenses were $3.9 million for 2016, compared to $4.1 million for 2015. Amortization expenses for 2016 were lower than 2015 as some of the intangible assets have been fully amortized, which were offset by the higher corporate development expenses incurred in 2016.

For the year ended December 31, 2016, direct product development expenses increased to $3.1 million, compared to $2.9 million for 2015.

Government contributions were $1.5 million for the year ended December 31, 2016, compared to $1.3 million for 2015.

Government repayment obligation was $2.1 million for the year ended December 31, 2016, compared to $nil for 2015. Based on our recent history of strong financial performance, we have determined that it is that probable future government repayments will be required to be made under the terms of the SADI programs. Based on management’s best estimates for forecast revenues between 2017 and 2032, the repayment obligation of $2.1 million was the present value of total estimated government repayments of $4.6 million to be made during the same periods.

As a result, net product development expenses were $3.7 million for the year ended December 31, 2016, compared to $1.6 million for 2015.

Loss on foreign exchange for the year ended December 31, 2016 was $0.3 million, compared to gain on foreign exchange of $0.8 million for 2015.

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

Net Earnings for the Year

	Year ended December 31,
Earnings (in 000’s, except earnings per share)	2016	2015	2014
	$	$	$
Earnings before income taxes	4,491	4,769	3,701
Income tax expense/(recovery), net	1,211	(3,881)	(494)
Net earnings for the year	3,280	8,650	4,195
Net earnings per share - basic	0.57	1.50	0.73
Net earnings per share - diluted	0.56	1.50	0.73

Fiscal 2016 Compared to Fiscal 2015

Earnings before income taxes for the year ended December 31, 2016 was $4.5 million, compared to $4.8 million for 2015.

The decrease reflected an increase of gross profit of $2.5 million from higher sales volume and margins, which was offset by an increase of total expenses of $2.8 million of which $2.1 million was government repayment obligation related to the SADI agreements as a result of the positive financial results of the Company and management’s best estimates of forecast revenues for future periods.

Net income tax expense for the year ended December 31, 2016 was $1.2 million, compared to net income tax recovery of $3.9 million for 2015. This reflected a current income tax expense of approximately $13,000 for the year ended December 31, 2016 compared to current income tax recovery of $66,000 for 2015 and a deferred income tax expense of $1.2 million for the year ended December 31, 2016 compared to a deferred income tax recovery of $3.8 million for 2015. During the fourth quarter of 2015, we assessed the Company’s ability to realize deferred income tax assets and based on our history of profitability in our Canadian operations, we concluded that it was probable an additional $3.8 million of the deferred income tax assets will be recoverable against estimated future taxable income.

For the year ended December 31, 2016, net earnings decreased to $3.3 million, or $0.57 and $0.56 per share, basic and diluted, from net earnings of $8.7 million, or $1.50 per share, basic and diluted, for 2015.

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

Outlook

For fiscal 2017, the Company has had a positive start and has received an approximate $3.3 million order for its satellite terminals from a government organization in the U.S. The Sinclair Technologies segment also has good quoting activity as a result of the gradual improvement of the U.S. economy as well as the good demand for our PTC products.

Looking longer-term, the Company continues to invest in R&D to diversify its business by broadening its product portfolio and expanding its customer base on a geographic and market sector basis. Norsat continues to focus on markets beyond the U.S., as well as on the commercial, resource, transportation and public safety segments. The Company is also continuing to pursue other new revenue opportunities both organically and via business combinations.

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

Recognition of deferred tax assets and investment tax credits recoverable

The extent to which deferred tax assets and investment tax credits recoverable can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized and application of income tax legislation when operating in multiple tax jurisdictions. The Company’s assessment of future taxable income is a significant estimate. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in foreign tax jurisdictions.

Recognition of service and contract revenues

Recognizing service and contract revenues requires significant management judgment in determining milestones, actual work performed and the estimated costs to complete the work.

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

Estimation Uncertainty

In addition to the estimates previously identified, information about the estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

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

Determination of government repayment obligation

In determining the amount of government repayment obligation, assumptions and estimates are made in relation to discount rates, expected revenues and the expected timing of revenues. Revenue projections take into account past experience and represent management’s best estimate about the future. The estimated repayment obligation is discounted using average rates ranging from 11.5% to 12.9% based on terms of similar financial instruments on the date the government contracts were entered into.

Share-based payment – share purchase options

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

Allowance account for credit losses

We provide for bad debts by analyzing the historical default rates and current information available about customer’s creditworthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from our estimation.

Significant Accounting Policies

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured on the acquisition date at fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values on the acquisition date. Acquisition costs are expensed in the period when they are incurred.

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

Foreign Currency Translation

Functional and presentation currency

Our consolidated financial statements are presented in U.S. dollars. The functional currency of the parent company is in U.S. dollars.
Foreign currency transactions and balances

Change in Functional Currency

Effective January 1, 2016, the Company’s Canadian division of Sinclair Technologies changed its functional currency from Canadian dollars to U.S. dollars. We performed an analysis of the primary and secondary indicators in International Accounting Standard (“IAS”) 21 The Effect of Changes in Foreign Exchange Rates, and determined that there has been an increased economic exposure to the U.S. dollar due to increased levels of U.S. dollar expenditures, as well as significant Canadian dollar pricing changes to raw materials that are being influenced by the U.S. dollar. As a result of this increased exposure, management determined that the functional currency of the Canadian division of Sinclair Technologies is U.S. dollars.

We have accounted for this change prospectively, as provided for under IAS 21, and any amounts that were previously recorded in accumulated other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

The functional currency of Sinclair Technologies Ltd., the remaining foreign operation of the Company, remained unchanged as GBP during the reporting period.

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

Our foreign operations determine their functional currency based on the primary economic environment in which the entity operates. For foreign operations with a non-U.S. dollars functional currency, we translate assets and liabilities into U.S. dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into U.S. dollars at the period-end exchange rate. Income and expenses have been translated into U.S. dollars at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognized in the AOCI. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

Share-Based Payments

Share Purchase Options

We grant share purchase options to purchase common shares of the Company to Directors, senior officers, employees and service providers pursuant to an incentive share option plan. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options are granted.

Under this method, we recognize compensation expense for share purchase options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historical volatility), weighted average expected life of the option (based on historical data), risk-free interest rate, dividend yield and forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted Share Units

We grant RSUs to Directors, senior officers and employees pursuant to an incentive restricted share unit plan. The RSU plan provides the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, conditions and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

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

Treasury Shares

When we purchase our own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. We grant RSUs as part of our long term incentive plan. We shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When the treasury shares are released to settle RSUs, a decrease in treasury shares and contributed surplus is recognized at the average cost of the treasury shares. If treasury shares are sold subsequently, the amount received is recognized as a decrease in treasury shares, and the resulting surplus or deficit on the transaction is transferred to/from contributed surplus.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to three months. The cash and cash equivalents act as our primary source of cash and fluctuate directly as a result of our cash flows from operating, investing and financing activities.

Allowance Account for Credit Losses

We maintain an allowance account for estimated credit losses that may arise if any of our customers is unable to make the required payments. On each reporting date, we specifically analyze aging of outstanding customer balances, historical default rates, customer creditworthiness and changes in customer payment terms to evaluate collectability of our trade and other receivables balance. The allowance is then adjusted to align with the specific analysis performed.

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

Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are for less than one year.

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

When significant parts of property and equipment are required to be replaced in intervals, we recognize such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as expenses.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

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

Derecognition

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

Derecognition

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

For single deliverable revenue arrangements relating to the sale of services, we recognize revenue by reference to the stage of completion based on estimated total costs of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the delivered item has standalone value and the delivery or performance of an undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, we determine selling price for these services based on a hierarchy of selling prices:

  vendor specific objective evidence (“VSOE”) of selling price;

  if VSOE does not exist then third party evidence of selling price (“TPE”) is used; or

  if neither VSOE nor TPE exists, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, we are required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above. Our hardware components are customized in nature and specific to a customer’s order requirements. As a result, we use management’s best estimate of selling price for the deliverable.

Hardware under multiple deliverable revenue arrangements is recognized using the same criteria for hardware under single deliverable arrangements.

Our multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. We use management’s best estimate to determine selling price of the undelivered PCS elements based on the fair value of labour rates and consistent renewal rates.

PCS revenue associated with hardware is recognized on a pro-rata basis over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting and diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above.

Revenue on extended warranties is deferred and recognized in income on a straight-line basis over the contract period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. The selling price of these services is determined on a stand-alone basis. These services are separate units of accounting because they meet the criteria for multiple deliverable revenue arrangements listed above.

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because our agreements with customers and resellers do not contain product return rights.

Research and Development Costs

Research costs are expensed as incurred. Development costs are capitalized if we can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended December 31, 2016, 2015 and 2014.

Government Contributions

Government funding of eligible research and development expenditures is credited when earned against product development expenses or the cost of property and equipment to which the funding relates. We amortize the cost of the related property and equipment over its useful life according to our accounting policy relating to property and equipment. We recognize government grants only when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We present the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

Government Repayment Obligation

We are required to make annual repayment under the government contract. We calculate an estimated repayment obligation based on actual revenues achieved as well as management’s estimate of forecast revenues for future periods. For longer term government contract, management determines the present value of the repayment obligation based on an appropriate discount rate on the date the government contracts were entered. Any adjustments to the government repayment obligation as a result of the changes in assumptions will be recorded in the Consolidated Statements of Earnings and Comprehensive Income. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact the product development expense of the Company. Changes to the government repayment obligation, as a result of the passage of time, are recorded as accretion expense in the period the changes occur.

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

Investment Tax Credits (“ITCs”)

We are entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and development activities and for increasing research activities. These ITCs are available to us to reduce actual income taxes payable. Any credits that are not used in the year in which they are earned are recorded as a deferred asset when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. We assess the probability of usage of ITCs at the end of each reporting period.

Net Earnings Per share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share are computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of share purchase options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding share purchase options were exercised and the proceeds from such exercises are used to repurchase common shares at the average market price during the reporting period. Share purchase options are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when we generate net earnings.

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

Related Party Transactions

Compensation of the Board of Directors and key management personnel, including the

Company’s President and Chief Executive Officer (CEO), Chief Financial Officer (CFO), and General Manager (2015 and 2014 - President and CEO, CFO, and General Manager) in the ordinary course of their employment are as follows:

(000s)	Year ended December 31,
	2016	2015	2014
	$	$	$
Directors’ fees	95	99	120
Short-term employee benefits	1,089	1,015	1,054
Share-based payments	226	187	215
Total	1,410	1,301	1,389

The amounts disclosed in the table are the amounts recognized as an expense for the year-end.

The Company’s related party transactions relate solely to the compensation of the Board of Directors and key management personnel.

Future Accounting Pronouncements

The following future accounting pronouncements have been issued but are not effective and may have an impact on the Company:

Amendments to IAS 7 Statement of Cash Flows have been released by the IASB in January 2016 as part of their Disclosure Initiative. The amendments will require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including non-cash changes and changes arising from cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

Amendments to IAS 12 Income Taxes have been released by the IASB in January 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. The amendments are effective for annual periods beginning on or after January 1, 2017 with earlier adoption permitted. Based upon current facts and circumstances, the Company does not expect its financial performance and disclosure to be materially affected by the application of this standard.

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

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11

Construction Contracts and related interpretations. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, improves the comparability of revenue from contracts with customers and reduces the need for the development of case-by-case guidance for emerging revenue recognition issues, and improves disclosures about revenues. In April 2016, the IASB issued Clarifications to IFRS 15, Revenue from Contracts with Customers, clarifying application of some of the more complex aspects of the standard. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 16 Leases will replace IAS 17 Leases and related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the statement of financial position for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

Non-IFRS Measures

Management uses non-IFRS measures, EBITDA and Adjusted EBITDA as supplemental measures to evaluate the performance of the Company. EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges, if any. Corporate development costs are predominately external costs incurred to pursue acquisitions.

Management believes that EBITDA and Adjusted EBITDA provide important measures of the Company’s operating performance because they allow management, investors and others to evaluate and compare the Company’s core operating results, including its return on capital and operating efficiencies, from period to period by removing the impact of its capital structure (interest expenses), asset base (depreciation and amortization), expense recognition of government repayment obligations recognized during the period that are non-current and non-cash until settled, as well as tax consequences. Both EBITDA and Adjusted EBITDA do not have any standardized meaning prescribed by IFRS, other companies may calculate these non-IFRS measures differently, and therefore our EBITDA and Adjusted EBITDA may not be comparable to similar titled measures of other companies. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the audited consolidated financial statements and accompanying notes for year ended December 31, 2016, 2015 and 2014.

The following table sets forth, for the years indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Years ended December 31,
	2016	2015	2014
	$	$	$
Net earnings for the year	3,280	8,650	4,195
Interest (income)/expense	(16)	21	115
Depreciation and amortization	840	1,296	1,275
Tax expense/(recovery)	1,211	(3,882)	(494)
EBITDA	5,315	6,085	5,091
Loss/(gain) of foreign exchange	263	(793)	(586)
Other income	-	(38)	-
Corporate development costs	135	-	180
Write-down of inventory	-	-	-
Long-term portion of government repayment obligation	1,864	-	-
Adjusted EBITDA	7,577	5,254	4,685

Adjusted EBITDA for the year ended December 31, 2016 was $7.6 million, compared to $5.3 million for 2015, primarily reflecting an increase of gross profit of $2.5 million from higher sales volume and margins offset by the current portion of government repayment obligation of $0.3 million. Adjusted EBITDA removed the impact of expense recognized related to government repayment obligation recognized during the year that was non-current and non-cash until settled.

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

(‘000s)	Year ended December 31,
	2016	2015	2014
	$	$	$
Current Assets (A)	34,103	24,924	23,640

Current Liabilities (B)	7,547	5,516	9,861
Less: Acquisition Loan	-	-	(2,371)
Adjusted Current Liabilities (C)	7,547	5,516	7,490

Working Capital (A) - (B)	26,556	19,408	13,779
Adjusted Working Capital (A) – (C)	26,556	19,408	16,150

Current Ratio (A)/(B)	4.5	4.5	2.4
Adjusted Current Ratio (A)/(C)	4.5	4.5	3.2

Adjusted Working Capital

Adjusted Working Capital is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Our acquisition loan balance was a current liability but it was excluded from the Adjusted Working Capital calculations as we believe it was a non-operating item and not reflective of our current operations. Adjusted Working Capital is calculated by subtracting current liabilities, excluding acquisition loan, from current assets. As at December 31, 2016, Adjusted Working Capital increased 37% to $26.6 million, from $19.4 million at December 31, 2015. As at December 31, 2014, Adjusted Working Capital was $16.2 million.

Adjusted Current Ratio

Adjusted Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio helps to assess the health of our liquidity. Our acquisition loan balance was also excluded from the Adjusted Current Ratio calculations for the reasons described above. Adjusted Current Ratio is defined as current assets divided by current liabilities, excluding the acquisition loan. As at December 31, 2016, Adjusted Current Ratio was 4.5 times, consistent with the ratio as at December 31, 2015. As at December 31, 2014, Adjusted Current Ratio was 3.2 times.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures:

(‘000s)	Three months ended (unaudited)
	Mar 31	Jun 30	Sep 30	Dec 31
2016	$	$	$	$
Net earnings/(loss) for the period	1,162	935	1,385	(202)
Interest income	(2)	(2)	(5)	(7)
Depreciation and amortization	229	202	201	208
Tax expense	345	470	283	113
EBITDA	1,734	1,605	1,864	112
(Gain)/loss on foreign exchange	(49)	132	48	132
Corporate development costs		-	19	116
Long-term portion of government repayment obligation		-	-	1,864
Adjusted EBITDA	1,685	1,737	1,931	2,224

2015	$	$	$	$
Net earnings for the period	560	674	1,474	5,942
Interest expense/(income)	16	7	(1)	(1)
Depreciation and amortization	328	330	321	317
Tax (recovery)/expense	(134)	133	(67)	(3,814)
EBITDA	770	1,144	1,727	2,444
Loss/(gain) on foreign exchange	178	211	(40)	(1,142)
Other (income)/expenses	-	(199)	-	161
Adjusted EBITDA	948	1,156	1,687	1,463

2014	$	$	$	$
Net earnings for the period	2,177	1,000	968	50
Interest expense	33	32	29	21
Depreciation and amortization	319	303	277	376
Tax recovery	(70)	(283)	(74)	(67)
EBITDA	2,459	1,052	1,200	380
(Gain)/loss on foreign exchange	(867)	282	(363)	362
Acquisition costs	-	-	180	-
Adjusted EBITDA	1,592	1,334	1,017	742

Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

(‘000s)
$
Balance, December 31, 2014	4,736
Foreign exchange translation	(638)
Balance, December 31, 2015 and December 31, 2016	4,098

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection was based on the annual budget approved by the Board of Directors. The growth rate was 0.68%. The present value of the expected cash flows was determined by applying a suitable discount rate, which was 19.2% for 2016.

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

The recoverable amount of Sinclair Technologies based on value in use exceeded its carrying value by $11.0 million.

The impairment test performed resulted in no impairment of goodwill as at December 31, 2016 and 2015.

Apart from the considerations in determining the value in use of the operating segment described above, the Company was not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2016 annual test. If the discount rate used was increased by 1%, the recoverable amount of Sinclair Technologies would reduce by $1.3 million, which was $9.7 million above its carrying value.

B.	Liquidity and capital resources

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at December 31, 2016, we had $15.0 million in cash and cash equivalents comparing to $4.6 million as at December 31, 2015, which represented an increase of $10.4 million. To meet our working capital requirements and to provide additional short-term liquidity in each period, we may draw on our $3.9 million credit facilities. As at December 31, 2016, we had access to undrawn credit facilities for $3.5 million. Please refer to “Capital Resources” below for our credit facilities amount as at March 23, 2017.

Cash generated from operating activities was $9.2 million for the year ended December 31, 2016, compared to $0.7 million and $3.9 million in 2015 and 2014, respectively.

Cash used in investing activities was $0.4 million for the year ended December 31, 2016, compared to $0.2 million and $0.6 million in 2015 and 2014, respectively.

Cash generated from financing activities was $1.6 million for the year ended December 31, 2016, compared to using $1.3 million and $1.0 million for 2015 and 2014, respectively. We repaid $2.3 million of the acquisition loan in 2015 and received $1.9 million government contributions in 2016 compared to $1.3 million and $1.0 million in 2015 and 2014, respectively.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

Adjusted Working Capital1 as at December 31, 2016 was $26.6 million, compared to $19.4 million as at December 31, 2015 and $16.2 million as at December 31, 2014. Adjusted Current Ratio as at December 31, 2016 was 4.5 times, consistent with the ratio as at December 31, 2015 and compared to 3.2 times as at December 31, 2014.

Trade and other receivables were $8.3 million as at December 31, 2016, compared to $9.0 million as at December 31, 2015 and $9.6 million as at December 31, 2014. Net government contribution receivables were $0.3 million as at December 31, 2016, compared to $0.6 million as at December 31, 2015 and December 31, 2014.

Trade and other payables and accrued liabilities were $5.5 million as of December 31, 2016, compared to $4.3 million in 2015 and $5.4 million in 2014. The increase reflected the timing of vendor payments and the current portion of government repayment obligation of $0.3 million recorded in accrued liabilities related to the SADI agreements as a result of the positive financial results of the Company. The $1.1 million reduction in 2015 over 2014 reflected improvement in cash flow that enabled us to reduce our payables with suppliers and differences in timing of payables and settlement.

Current deferred revenue was $1.2 million as at December 31, 2016, compared to $0.3 million and $1.2 million as at December 31, 2015 and 2014, respectively. The higher deferred revenue in 2016 compared to 2015 reflected higher customer deposits received in 2016. The decrease in 2015 compared to 2014 was attributed to the revenue recognized for a significant satellite contract in 2015.

Inventory as at December 31, 2016 was $10.5 million, compared to $11.0 million as at December 31, 2015 and $10.1 million as at December 31, 2014.

As of December 31, 2016, shareholders’ equity increased to $39.5 million, from $35.9 million at December 31, 2015 and $29.0 million at December 31, 2014. The increase in 2016 over 2015 reflected $3.3 million in 2016 earnings and comprehensive income from foreign exchange of $0.3 million. The increase in 2015 over 2014 reflected $8.7 million in 2015 earnings offset by a comprehensive loss from foreign exchange of $1.6 million.

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

Our capital consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, and the operating line of credit (if drawn). We manage our capital structure and make changes based on economic conditions and the risk characteristics of our assets. As at December 31, 2016, shareholders’ equity was $39.5 million (2015 - $35.9 million and 2014 - $29.0 million).

To manage our capital requirements, we have a planning and budgeting process that helps determine the funds required to ensure we have the appropriate liquidity to meet our operating and growth objectives. We plan to continue to fund our short-term cash requirements through operations, and if required, we have credit facilities in place that can be drawn upon.

On March 28, 2013, we entered into an agreement with the Canadian Federal Minister of Industry (the “Minister”) through the SADI. Under this agreement, the Minister will provide funding of 30% of eligible spending related to the R&D of the aerospace, defense, space or security (“A&D”) technology development projects to a maximum funding amount of Cdn$13.3 million. The agreement covers eligible costs starting from July 27, 2012 up to and including December 31, 2017 (“SADI II”). Funding is conditional on maintaining certain reporting requirements. As at December 31, 2016, we were in compliance with these reporting requirements. We are obligated to repay the funding over the repayment period. As at December 31, 2016, we recorded $2.1 million of government repayment based on management’s best estimates for forecast revenues between 2017 and 2032.

In February 2016, we entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and the completion date has been extended to March 31, 2017 as a result of the amendment to the original agreement effective December 1, 2016. The NRC agreed to provide contributions to us up to a maximum of Cdn$0.2 million in connection with certain labour costs incurred during the project phase. We fulfilled all the conditions to receive the funding as at December 31, 2016.

For the years ended December 31, 2016, 2015 and 2014, there were no changes in our approach to capital management.

As at December 31, 2016, the Company had the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly;

  Debt service coverage ratio cannot be less than 1.10:1.00 - calculated annually. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments
  (“EBITDAS”) plus loss on sale of assets less taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate overdraft interest, principal payments on long-term debt and capital lease plus interest during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements; and

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the
  Company’s credit facilities.

Credit Facilities

HSBC Bank Canada

On October 21, 2016, the Company renewed and amended its existing credit facilities with HSBC Bank Canada (the “Bank”). There have been no changes to the covenants from the prior year.

The aggregate maximum outstanding balance under the Operating Loan, Import Loan and Guarantee Loan outlined below is the lesser of $3.0 million and the margin requirement calculated based on certain assets of the Company. The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2016:

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

  Other corporate loan of Cdn$200,000, secured, subject to certain bank fees, repayable on demand.

The above facilities are secured by the assets of the Company under a general security agreement.

As at December 31, 2016, the Company had access to undrawn credit facilities for $3.0 million (2015 - $3.2 million and 2014 - $3.7 million).

HSBC Bank USA

The Company has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate at the HSBC Bank USA’s prime plus 1.5% per annum and repayable on demand. As at December 31, 2016, 2015 and 2014, the Company had no borrowing outstanding with respect to the revolving demand note.

As at December 31, 2016, 2015 and 2014, the Company was in compliance with its externally imposed covenants.

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

On July 3, 2013, the Company renewed and amended its existing acquisition loan agreement with the Bank. The acquisition loan was extended for three years, ending on June 30, 2016. As a result, monthly principal repayments were reduced to $0.2 million (previously $0.3 million), with an applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

During the year ended December 31, 2015, the Company fully repaid its loan balance by making principal repayments totaling $2.3 million against the acquisition loan.

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

In February 2016, the NRC agreed to provide contributions up to a maximum of Cdn$0.2 million to the Company in designing and modifying its ATOM product which forms part of the Satellite Communications segment.

In 2016, 2015 and 2014, the Company continued to develop products in all business lines. The Company’s product development efforts continue to be performed through the support of the Government of Canada through the SADI grants awarded in 2008 and 2013 and the IRAP contribution in 2016.

The following table provides further details on the Company’s research and development expenditures:

	Year ended December 31,
Product Development Costs ($000’s)	2016	2015	2014
	$	$	$
Product development	3,061	2,873	2,846
Less: Government contributions	(1,494)	(1,310)	(1,267)
Add: Government repayment obligation	2,128	-	-
Product development, net	3,695	1,563	1,579

D.	Trend information

Radio Frequency Based Communications - Trends

In 2016, we experienced higher demands in the infrastructure and public safety markets as a result of the gradual improvement of the economic condition in the U.S. Also, we saw an increase in the sales of our PTC products as railroads worked toward the December 31, 2015 deadline. In late December 2015, the deadline for certain railroads to install PTC technologies was extended to December 31, 2018 with a possibility of further extension to the 2020 year if railroads meet certain conditions. In addition, communication networks, and in particular, mobile wireless communications systems, are widely used in public safety, national security, natural resource management, and other specialized applications.

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

E.	Off-balance sheet arrangements

Not applicable.

F.	Tabular disclosure of contractual obligations

The Company’s known contractual obligations at December 31, 2016 are summarized in the following table:

Contractual Obligations (‘000s)	Payments due by period
	Less than			More than 5
	1 year	1-3 years	3-5 years	years	Total
	$	$	$	$	$
Operating lease obligations	668	1,172	695	-	2,535
Inventory purchase obligations	2,596	-	-	-	2,596
Government repayment obligation
- Long-term portion	-	749	757	2,838	4,344
Total	3,264	1,921	1,452	2,838	9,475

The Company, in the normal course of business, enters into purchase commitments, including inventory purchase obligations as disclosed above.

The operating lease obligations are related to office premises and the Company has operating lease agreements extending to November 2021. During 2016, we renewed our operating lease agreements for certain office premises, which include the following offices with the new expiry dates:

  Corporate head office, Richmond, BC, Canada - November 2021;

  Aurora facility, Ontario, Canada - June 2019;

  Hamburg office, New York, U.S. - November 2017; and

  Somersham office, Huntingdon, United Kingdom - June 2017.

The non-current portion of government repayment obligation is related to estimated future government repayments required to be made under the terms of the SADI programs between 2018 and 2032 as a result of the Company’s recent history of strong financial performance.

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

Directors

The following section sets forth certain information regarding the current directors, as of March 23, 2017:

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

Senior Management

The following section sets forth certain information regarding the current senior management, as of March 23, 2017:

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

During the fiscal year ended December 31, 2016, the aggregate cash compensation incurred by the Company and its subsidiaries to its Directors was $94,586.

In addition, the Company issued a total of 9,168 RSUs in 2016 to the Board of Directors. The value of these RSUs was $48,466 on the grant date based on the closing price on the Toronto Stock Exchange of Cdn$7.00 on May 6, 2016.

The Company issued 25,000 stock options at a fair value of $33,531 to Mr. Fabio Doninelli and Mr. James Topham on March 3, 2016 and May 12, 2016, respectively.

All compensation awarded to, earned by, paid to or payable to the Board of Directors are reported below in U.S. dollars. The following table sets forth all annual and long-term compensation earned from the Company and its subsidiaries for the year ended December 31, 2016 by each of the Directors:

Name and Principal Position	Fees earned ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Non-Equity Incentive plan compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Fabio Doninelli (Chairman of the Board, member of the Audit and Compensation Committees)	27,563	14,321	18,125	Nil	Nil	Nil	60,009
Joseph Caprio (Director and Chair of the Compensation Committee)	23,787	12,116	Nil	Nil	Nil	Nil	35,904
James Topham (Director and Chair of the Audit Committee)	23,225	12,116	15,406	Nil	Nil	Nil	50,748
Peter Ciceri (Director, member of the Audit and Compensation Committees)	20,011	9,912	Nil	Nil	Nil	Nil	29,923

NOTES:
(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)	Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 17c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 filed as Exhibit 6.1 to this annual report on Form 20-F.

There were no other arrangements under which independent directors were compensated during 2016. No independent directors earned any compensation for consultancy or other services provided to the Company.

Although Dr. Chan is a member of the Board of Directors, her compensation is summarized in the next section “Compensation of Officers”.

Compensation of Officers

During the Company’s fiscal year ended December 31, 2016, the aggregate cash compensation awarded to, earned by, paid or payable by the Company and its subsidiaries to its Named Executive Officers, all of whose financial statements are consolidated with those of the Company, was $902,547 (2015 - $865,876 and 2014 - $1,053,923).

The following table, reported in U.S. Dollars, sets forth all annual and long-term compensation accrued or paid by the Company and its subsidiaries for the years ended December 31, 2016, 2015 and 2014 to each member of senior management.

					Non-Equity Incentive plan compensation ($)
Name and Principal Position	Year	Salary ($)	Share- based awards ($)(1)	Option based awards ($)(2)	Annual Incentive Plans (3)	Long- term incentive plans	Pension Value ($)	All Other Compensation ($)(4)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
Amiee Chan, Director, President and CEO (5)	2016	221,636	99,242	Nil	187,006	N/A	20.432	Nil	528,316
	2015	227,128	109,390	Nil	158,762	N/A	19,295	1,277	515,852
	2014	258,611	42,671	13,902	199,777	N/A	22,919	5,506	543,386
Arthur Chin, CFO	2016	191,066	85,550	12,763	107,475	N/A	14,927	Nil	411,781
	2015	195,800	93,762	Nil	91,243	N/A	14,352	Nil	395,157
	2014	221,666	36,575	11,916	114,158	N/A	16,791	Nil	401,106
Ken Broom, General Manager of Sinclair Technologies	2016	123,261	8,247	7,833	31,814	N/A	4,930	Nil	176,085
	2015	126,565	7,869	8,107	26,391	N/A	5,063	Nil	173,995
	2014	148,172	Nil	1,111	28,751	N/A	5,926	Nil	183,960

NOTES:
(1)	Amounts represented the grant date fair value of RSUs based on the assumption of 100% vesting. The fair value was determined by multiplying the Company’s share price by the number of RSUs granted.
(2)	Amounts represented the grant date fair value of options based on the assumption of 100% vesting. The fair value was determined under the Black-Scholes Options Pricing Model. For underlying assumptions of the inputs to the model please refer to note 17c under the heading “Share purchase option plan” set forth in the Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for the Years Ended December 31, 2016, 2015 and 2014 filed as Exhibit 6.1 to this annual report on Form 20-F.
(3)	Amounts paid or accrued related to the fiscal year of performance.
(4)	Perquisites under All Other Compensation were not in excess of Cdn$50,000 or 10% of the total base salary paid to each Executive Officer for the years indicated and thus were not reported.
(5)	Dr. Chan did not receive any Director’s fee for 2016 (2015 - $1,277 and 2014 - $5,506) for being a Director of the Company’s Switzerland subsidiary. The amount was included under All Other Compensation. Dr. Chan ceased to be a Director of the Company’s Switzerland subsidiary effective March 13, 2015.
.

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

Majority Voting Policy

The Board has adopted a majority voting policy. Under this policy, a director who is elected in an uncontested election with more votes withheld than voted in favour of his or her election will be required to tender his or her resignation to the Chairman for consideration by the Board. The resignation will be effective upon acceptance by the Board. The Board expects that resignations will be accepted, unless extenuating circumstances warrant a contrary decision. The Board will consider the offer of resignation and whether to accept it within 90 days following the applicable meeting where the election is held. The Board will announce its decision by press release including, if applicable, the reasons for declining the tendered resignation and file a copy with the Toronto Stock Exchange.

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

Directors’ and Officers’ Liability Insurance

The Company has purchased, at its expense, Directors’ and Officers’ liability insurance. The

Directors’ and Officers’ liability insurance coverage is $15,000,000. Total premium expensed during 2016 were $55,738.

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

During fiscal 2016, the Audit Committee met four times to carry out its responsibilities.

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

On May 4, 2016, PricewaterhouseCoopers LLP (“PwC”) was re-appointed as the auditor of the Company for fiscal year ending December 31, 2016. PwC has been the auditor since March 3, 2015. Prior to that, Grant Thornton had been the auditor of the Company since March 29, 2010.

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

Taking all of these reviews and discussions into account, on March 7, 2017, the Audit Committee recommended to the Board of Directors to approve the Company’s consolidated financial statements for the fiscal year ended December 31, 2016.

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

During 2016, the Compensation Committee met three times and reviewed Board compensation, the Company’s incentive compensation plan based on 2015 financial results and provided recommendations to the Board of Directors on compensation levels and targets of the CEO and executive management for 2017.

Also, during 2016, the Compensation Committee members periodically reviewed and approved stock option and RSU grants.

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

In 2016, the Company has awarded a total of 45,684 (2015 – 58,016) RSUs to the Directors and senior management. 9,168 RSUs granted to the independent Directors vest over 6 and 12 month periods and 36,516 units for senior management related to fiscal 2015 performance and vest ratably over 12, 24 and 30 month periods.

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

In 2016, the Company has awarded a total of 6,137 (2015 – 14,642) stock options to the senior management at an exercise price of Cdn$6.08 and a fair value of Cdn$1.69 related to fiscal 2015 performance.

Long Service: Stock Option Award

In 2011, the Company amended its compensation plan such that employees are entitled to a loyalty/long service grant of options at each fifth year anniversary with the Company.

In 2016, the Company has awarded a total of 35,000 (2015 – nil) stock options to the Directors and senior management at a weighted average exercise price of Cdn$6.28 and average fair value of Cdn$1.75 related to long service.

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

Termination and Change in Control Benefits

During 2015, the Compensation Committee of the Company engaged Towers Watson to complete a comprehensive market analysis of termination and change in control benefits for the Named Executive Officers. Based on the analysis, the Company has amended the employment agreements with each of the Named Executive Officers, as follows:

Dr. Chan’s contract may be terminated by her with 60 days written notice and she will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Dr. Chan without cause or Dr. Chan resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	her monthly base salary at the termination date multiplied by 24 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)	her annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination;
d)	her annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate her performance bonus, if any, for those years, multiplied by her annual base salary at the time of termination, multiplied by her on-target reward level at the time of termination, divided by 12 and multiplied by 24 months; and
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

Mr. Chin’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Chin without cause or Mr. Chin resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 18 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)	his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;
d)	his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 18 months; and
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

Mr. Broom’s contract may be terminated by him with 60 days written notice and he will not be entitled to any termination benefits or compensation. If the Company terminates the employment agreement with Mr. Broom without cause or Mr. Broom resigns for good reason as defined in the employment agreement, the Company will be required to pay the following amounts:

a)	his monthly base salary at the termination date multiplied by 6 months;
b)	any accrued and unpaid base salary, vacation, car allowance and expenses to the termination date;
c)	his annual performance bonus pro-rated to the termination date, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination;
d)	his annual performance bonus, calculated based on the average of the last three complete calendar years overall incentive multiplier and previously used to calculate his performance bonus, if any, for those years, multiplied by his annual base salary at the time of termination, multiplied by his on-target reward level at the time of termination, divided by 12 and multiplied by 6 months; and
e)	20% of his base salary calculated in a) above in lieu of continued participation in the Benefit and Pension Plans.

In addition, upon termination of employment agreements by the Company, Dr. Chan, Mr. Chin and Mr. Broom are entitled to the immediate vesting of all unvested options and RSUs previously granted.

Each employment agreement contains a twelve month non-competition and non-solicitation clause. If the employment of the Named Executive Officers were terminated without just cause on December 31, 2016, the Named Executive Officers would be paid an incremental amounts as described in a), d) and e) above. Please note that termination benefits have been calculated based on Canadian dollars, but presented in U.S. dollars at the average rate of Cdn$1.00 equal US$0.7552.

Payment ($)
Amiee Chan	798,112
Arthur Chin	458.653
Ken Broom	86,483
Total	1,343,248

D.	Employees

The chart below provides a breakdown of the number of employees (including full time equivalents) by function as at December 31:

	2016	2015	2014
Senior Management	3	3	3
Research and Development	36	35	26
Sales and Marketing	28	28	30
Production and Logistics	102	100	92
Finance and Administration	12	12	10
Total	181	178	161

The following table summarizes the number of employees by geographical location as at December 31:

	2016	2015	2014
Canada	172	167	151
United States	6	7	6
Other	3	4	4
Total	181	178	161

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

  General Manager – Exempt.

The following table sets forth the securities owned, controlled or directed by Directors and executive officers of the Company as at December 31, 2016:

	Number of		Value of	Minimum value
	common		common	of share
	shares	As a % of	shares owned	ownership
	owned,	outstanding	as at	requirement as	Status of
Name, Position,	controlled or	common	31-Dec-16	at 31-Dec-16	compliance
Country of residence	directed(1)	shares	(Cdn$)	(Cdn$)	(Yes/No)
Fabio Doninelli (Chair of the Board and member of the Audit and Compensation Committees) Switzerland	233,367(2)	3.99%	347,803	67,500	Yes
Joseph Caprio (Director and Chair of the Compensation Committee) USA	29,470(3)	0.50%	316,138	67,500	Yes
James Topham (Director and Chair of the Audit Committee) Canada	14,893	0.25%	158,312	67,500	Yes
Peter Ciceri (Director and member of the Audit and Compensation Committees) Canada	1,725	0.03%	36,131	67,500	No(4)
Amiee Chan (Director, President and CEO) Canada	109,882	1.88%	1,168,040	586,960	Yes
Arthur Chin (CFO) Canada	30,676	0.52%	326,089	253,000	Yes
Ken Broom (General Manager of Sinclair Technologies) Canada	643	0.01%	6,835	N/A	N/A

NOTES:
(1)	The information as to common shares beneficially owned or over which a director or nominee exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors or nominees individually. Number of common shares owned reflects post-consolidated number of common shares. Please refer to Item 10B below for further information.
(2)	Mr. Fabio Doninelli directly owned 34,809 common shares of the Company. By virtue of his position as President of Prismafin S.A., Mr. Fabio Doninelli also exercised direction over 198,558 common shares of the Company held by Prismafin S.A, bringing his total number of common shares controlled to 233,367.
(3)	Mr. Caprio directly owned 25,420 common shares of the Company. By virtue of Mr. Caprio’s spouse, he exercised direction over an additional 4,050 common shares of the Company, bringing his total number of common shares controlled to 29,470.
(4)	Mr. Ciceri was not in compliant with the minimum ownership requirement as at December 31, 2016, but is expected to achieve compliance within the required time frame.

Outstanding option-based awards and share-based awards

The following table sets forth the details of the Directors and Executive Officers outstanding stock options and RSUs as at December 31, 2016 and the fiscal year-end value of in-the-money unexercised options. Number of shares and share prices are presented on a post-consolidated basis. For more information please see Item 10B below:

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options (Cdn$)(1)	Number of RSUs not vested	Market value of share-based awards that have not vested (Cdn$)(2)

Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	2,321	5.40	5-Mar-18	12,139	-	-
	15,000	5.75	3-Mar-21	73,200	-	-
	-	-	-	-	3,229	34,324
Joseph Caprio (Director and Chair of the Compensation Committee)	10,000	4.80	18-May-17	58,300	-	-
	1,607	5.40	5-Mar-18	8,405	-	-
	-	-	-	-	2,652	28,191
James Topham (Director and Chair of the Audit Committee)	1,964	5.40	5-Mar-18	10,272	-	-
	10,000	7.27	12-May-21	33,600	-	-
	-	-	-	-	2,732	29,041
Peter Ciceri (Director and member of the Audit and Compensation Committees)	10,000	6.40	16-Jul-20	43,200	-	-
	-	-	-	-	1,875	19,931
Amiee Chan (Director, President and CEO)	16,047	5.40	5-Mar-18	83,926	-	-
	8,267	5.30	25-Feb-19	44,063	-	-
	-	-	-	-	37,411	397,679

	Option - based awards				Share - based awards
Name	No. of securities underlying unexercised options	Options exercise price (Cdn$)	Options expiration date	Value of unexercised in the money options (Cdn$)(1)	Number of RSUs not vested	Market value of share-based awards that have not vested (Cdn$)(2)
Arthur Chin (CFO)	11,429	5.40	5-Mar-18	59,774	-	-
	7,086	5.30	25-Feb-19	37,768	-	-
	10,000	6.08	1-Mar-21	45,500	-	-
	-	-	-	-	32,159	341,850
Ken Broom (General Manager of Sinclair Technologies)	2,500	$4.80	13-May-18	14,575	-	-
	3,500	$5.10	22-Nov-18	19,355	-	-
	661	$5.30	25-Feb-19	3,523	-	-
	4,642	$6.86	3-Mar-20	17,500	-	-
	6,137	$6.08	1-Mar-21	27,923	-	-
	-	-	-	-	2,772	29,466

NOTES:
(1)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2016, Cdn$10.63, less the exercise price of the stock option(s).
(2)	Calculated using the closing share price on the Toronto Stock Exchange on December 31, 2016, Cdn$10.63.

Incentive plan awards – value vested or earned during the year

The following table sets forth the details of the aggregate dollar value that would have been realized if awards had been exercised on the vesting date and the value of non-equity compensation earned during the year ended December 31, 2016 for each of the Directors and Executive Officers of the Company:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)(2)	Non-equity incentive plan compensation – Value earned during the year($)
Fabio Doninelli (Chairman of the Board and member of the Audit and Compensation Committees)	Nil	11,049	N/A
Joseph Caprio (Director and Chair of the Compensation Committee)	Nil	8,929	N/A
James Topham (Director and Chair of the Audit Committee)	Nil	9,352	N/A
Peter Ciceri (Director and member of the Audit and Compensation Committees)	Nil	5,572	N/A

Amiee Chan (Director, President and CEO)	2,560	56,813	N/A
Arthur Chin (CFO)	2,194	48,693	N/A
Ken Broom (General Manager of Sinclair Technologies)	205	3,399	N/A

Note:

(1)	Amounts in this column reflected option-based awards that were vested in 2016. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2016 of Cdn$1.00 to US$0.7552. The number of RSUs vested and TSX closing prices were adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described under Item 10B below.

	Name	Options vested	Vesting date	Closing price on TSX on vesting dates (Cdn$)
				$
	Amiee Chan	8,267	25-Feb-2016	5.71
	Arthur Chin	7,086	25-Feb-2016	5.71
	Ken Broom	661	25-Feb-2016	5.71

(2)	Amounts in this column reflected share-based awards that were vested and released in 2016. All of the Canadian dollars were converted to U.S. dollars at the average rate for 2016 of Cdn$1.00 to US$0.7552. The number of RSUs vested and TSX closing prices were adjusted to reflect the 1 for 10 consolidation of common shares on January 16, 2015 as described under Item 10B below.

	Name	RSUs vested	Vesting date	Closing price on TSX on vesting dates (Cdn$)
				$
	Fabio Doninelli	2,090	6-May-2016	7.00
	Joseph Caprio	1,689	6-May-2016	7.00
	James Topham	1,769	6-May-2016	7.00
	Peter Ciceri	1,054	6-May-2016	7.00
	Amiee Chan	10,747	6-May-2016	7.00
	Arthur Chin	9,211	6-May-2016	7.00
	Ken Broom	643	6-May-2016	7.00

7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

To the knowledge of the Directors and Executive Officers of the Company, the only persons or companies who beneficially own, directly or indirectly, or control or direct shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company are as follows:

Name	Number of common	Percentage of common
	shares (1)	shares
Privet Fund Management LLC	1,027,170	17.56%

Note:
(1)	The information as to the common shares held by the listed company is not within the knowledge of management of the Company. Consequently, such information has been obtained from publicly available disclosure.

B.	Related party transactions

Reference is made under exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014, specifically Note 23 “Related Party Transactions”.

C.	Interests of experts and counsel

Not Applicable.

8.	FINANCIAL INFORMATION

A1 – A3.	Consolidated Financial Statements and Other Financial Information

Reference is made under exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014 to this Form 20-F.

A4. – A6.

Not applicable

A7.	Litigation

From time to time the Company may enter into legal proceedings relating to certain potential claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s consolidated financial position. As at March 23, 2017, we are not aware of any legal proceedings outstanding by or against us which may have a significant effect on the Company’s financial position or profitability.

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

The high and low share prices for the Company’s common shares on the TSX, the OTCBB and NYSE MKT for a) the five most recent full financial years, b) the two most recent financial years by quarter and any subsequent full quarter, c) and the most recent six months are listed below:

			TSX		NYSE MKT		OTC BB
			(Cdn$)		(US$)		(US$)
			High	Low	High	Low	High	Low
a)	2016		10.93	5.55	8.75	3.90	-	-
	2015		7.05	5.00	5.75	3.28	-	-
	2014		6.40	4.70	5.50	4.10	5.50	4.10
	2013		6.10	4.20	10.10	4.10	10.10	4.10
	2012		5.50	3.50	5.50	3.50	5.50	3.50
b)	2016
	Fourth quarter		10.93	10.19	8.15	7.65	-	-
	Third quarter		10.74	7.65	8.16	5.86	-	-
	Second quarter		9.54	6.74	8.75	5.14	-	-
	First quarter		6.98	5.55	5.44	3.90	-	-
b)	2015
	Fourth quarter		6.29	5.15	4.84	3.99	-	-
	Third quarter		6.50	5.00	5.04	3.28	-	-
	Second quarter		7.00	5.55	5.62	4.35	-	-
	First quarter		7.05	5.00	5.75	4.25	-	-

			TSX		NYSE MKT
			(Cdn$)		(US$)
			High	Low	High	Low
c)	Last 6 Months
	February	2017	10.64	10.17	8.05	7.75
	January	2017	10.65	10.14	8.05	7.75
	December	2016	10.79	10.19	8.10	7.65
	November	2016	10.81	10.36	8.15	7.65
	October	2016	10.93	10.30	8.02	7.80
	September	2016	10.74	7.65	8.16	5.86

10.	ADDITIONAL INFORMATION

A.	Share capital

Not applicable

B.	Memorandum and Articles of Association

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

Total shares issued and outstanding as at March 23, 2017 and December 31, 2016 were the same at 5,848,808.

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

Copies of the most recent annual report, consolidated financial statements for the year ended December 31, 2016, 2015 and 2014 and subsequent interim consolidated financial statements of the Company may be obtained, upon request, from the CFO of the Company. The Company may require the payment of a reasonable fee in respect of a request made by a person who is not a security holder of the Company.

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

Reference is made under Exhibit 6.1 Audited Consolidated Financial Statements as at December 31, 2016 and 2015 and for each of the years ended December 31, 2016, 2015 and 2014, filed as Exhibit 6.1 to this Form 20-F, specifically Note 7 “Financial Instruments Risk”.

12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the issuer in the reports that it files under the Act is recorded, processed, summarized and reported, within the time limits specified in the Commission’s rules and forms and that all relevant information is gathered and reported to senior management, including the President and CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures. They have concluded that our disclosure controls and procedures were effective as at December 31, 2016.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our CEO and CFO have assessed the effectiveness of our internal control over financial reporting as at December 31, 2016, in accordance with the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our CEO and CFO have determined that our internal control over financial reporting is effective as at December 31, 2016.

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

This Annual Report on Form 20-F does not include an attestation report from the Company’s

Independent Auditor on the effectiveness of internal control over financial reporting as of December 31, 2016, as permitted under the rules of the SEC for non-accelerated filers.

Changes in Internal Control over Financial Reporting

During 2016, there were no material changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The following table sets forth fees paid or accrued in Canadian dollars by the Company to PwC related to 2016 and 2015 and Grant Thornton LLP related to 2015:

Period	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees	Total
	Cdn$	Cdn$	Cdn$	Cdn$	Cdn$
2016	135,000	51,500	18,014	Nil	204,514
2015	145,000	50,643	10,000	Nil	205,643

Audit Fees were for services rendered for the audit of the annual consolidated financial statements of the Company.

Audit Related Fees were for services rendered for the reviews of the Company’s quarterly financial statements.

Tax Fees were for services rendered for tax compliance and tax advice for the Company.

All Other Fees were for services rendered other than the services reported under “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER

During 2016, the Company purchased common shares in the open market to settle awards to employees vesting under the RSU Plan. We purchased a total of 46,638 common shares at an average share price of Cdn$7.20, for approximately Cdn$0.3 million. The amount was recorded under treasury shares, reducing shareholders’ equity. These shares are held by a third party trustee to be released to the participants upon vesting of the RSUs.

			Total Number of
	Total		Shares Purchased	Maximum Number of
	Number of		as Part of Publicly	Shares that May Yet
Period	Shares	Average Price	Announced Plans	Be Purchased Under
	Purchased	Paid per Share	or Programs	the Plans or Programs

May 2016	46,105	Cdn$7.18	N/A	N/A
November 2016	533	Cdn$9.32	N/A	N/A

16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

16G.	CORPORATE GOVERNANCE

The Company reports that there are no significant ways in which its corporate governance practices differ from those followed by domestic listed companies in the U.S. following the listing standards of the NYSE MKT.

16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

17.	FINANCIAL STATEMENTS

Not applicable.

18.	FINANCIAL STATEMENTS

Not applicable.

19.	EXHIBITS

Exhibit	Description	Form	Filing Date	Film No	Exhibit	Filed as
No						exhibits to
						this Form 20-F
1.1	Articles of Incorporation	6 K	June 30, 2011	11941737	99.1
1.2	Notice of Change of Articles	6 K	June 30, 2011	11941737	99.2
6.1	Audited Consolidated Financial Statements for the Years Ended December 31, 2016, 2015, and 2014	6 K	March 8, 2017	161488078	99.2
6.2	Management’s Discussion and Analysis for the year ended December 31, 2016	6 K	March 8, 2017	161488078	99.3
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, CEO and CFO					X
99.2	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CEO					X
99.3	Certification required by Rule 13(a) or 15(d) of the Exchange Act, CFO					X

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Norsat International Inc.

(Registrant)

“Arthur Chin”

Date:	March 23, 2017	Arthur Chin, Chief Financial Officer